SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: For the period ending 14 August 2006
TELSTRA CORPORATION LIMITED
ACN 051 775 556
242 Exhibition Street
Melbourne Victoria 3000
Australia
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INDEX

3 July 2006	Appendix 3Z —Final Director’s Interest Notice
6 July 2006	Telstra presentation to the China 3G Mobile International Summit, Beijing, China
10 July 2006	Telstra marks past year with new products, improved service
7 August 2006	Fibre-to-the-node talks discontinued
7 August 2006	Transcript from Telstra Fibre to the Node Briefing — Teleconference
7 August 2006	Transcript from Telstra Fibre to the Node Briefing — Q&As
10 August 2006	Telstra Corporation Limited Financial Results for the Year ended 30 June 2006
10 August 2006	Full Year 2006 Results — Analyst briefing
10 August 2006	Full Year 2006 Results — CFO Analyst briefing presentation
10 August 2006	CEO Letter to Shareholder
10 August 2006	Transcript from Full Year 2006 Results Media Briefing
11 August 2006	Transcript from Full Year 2006 Results Analysts Briefing
14 August 2006	Telstra responds to media article regarding ULL access pricing

3 July 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Appendix 3Z —Final Director’s Interest Notice
In accordance with the listing rules I enclose an Appendix 3Z — Final Director’s Interest Notice for Mr John Fletcher.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Part 1 — Director’s relevant interests in securities of which the director is the registered holder
Part 2 — Director’s relevant interests in securities of which the director is not the registered holder
Part 3 — Director’s interests in contracts
SIGNATURES

Rule 3.19A.3
Appendix 3Z
Final Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	Telstra Corporation Limited
ABN	33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Mr John Fletcher

Date of last notice	22 February 2006

Date that director ceased to be director	30 June 2006

Part 1 — Director’s relevant interests in securities of which the director is the registered holder
Part 2 — Director’s relevant interests in securities of which the director is not the registered holder
Part 3 — Director’s interests in contracts
SIGNATURES
Part 1 — Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.
Number & class of securities

1,237	TLS Ordinary Shares

Part 2 — Director’s relevant interests in securities of which the director is not the registered holder
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities
Note: Provide details of the circumstances giving rise to the relevant interest

Kannatex Pty Ltd
32,000 TLS Ordinary Shares

Growthshare Pty Ltd ATF Telstra DirectShare Plan	29,567 TLS Ordinary Shares
Part 3 — Director’s interests in contracts

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

No. and class of securities to which interest relates	N/A

6 July 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra presentation to the China 3G Mobile International Summit, Beijing, China
In accordance with the listing rules, I attach a copy of a presentation by Sol Trujillo, Telstra Chief Executive Officer, at the China 3G Mobile International Summit, for release to the market.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra
3G: Opportunities and customer benefits
7th Annual China 3G Mobile International Summit 6 July 2006, Beijing, China
Sol Trujillo, Chief Executive Officer, Telstra Corporation Limited

Telstra
Leading Australian player with scale
Telstra has the ability to offer truly integrated communications
· Telstra is Australia’s leading full service communications provider: — Wireline: unparalleled customer reach across Australia — Wireless: rolling out one of the world’s most advanced networks
— Sensis: information services with search, transaction and navigational capacity
—BigPond: Australia’s largest broadband provider
· Strongest brand name in the industry in Australia
· Highest Australian market share while managing offshore opportunities
· Strong balance sheet & cash flows allow us to fund growth opportunities
· Ability to drive economies of scale

Telstra
We are on the move
Our vision: a world of 1 — click solutions that are simple to use and valued by customers
• Driving a new customer experience with Market Based Management:
—1 —click * 1 — touch * 1 —screen for customers
· Driving new revenue sources:
— Mobile data traffic more than doubled (Six months to 30/6/06)
· Driving reduced complexity in the business: —Cutting 1252 IT systems by 80% over 5 years
· Driving costs down -a One Factory approach:
— Building a wireline IP core network to improve capacity by up to 77 times
— Moving to a single wireless network

Telstra

Multiple platform investment

2G
2.5G
3G
Super 3G
4G
3GSM
GSM
CDMA
Broadband IP Wireless
Sharing 3
3GSM (WCDMA) 220-320Kbps
HSDP A1 & 2 500-1100 Kbps
10 Mbps 100 Mbps peak (target goal)
1 Gbp peak (target goal)
GSM 9Kbps
GPRS 30-40 Kbps
EDGE 100-130 Kbps
CDMA 14Kbps
1xRTT 50-70 Kbps
1x EVDO 400-700 Kbps
1x EVDO RevA
National rollout
Partial rollout
Flarion
WiMax
WiFi
Trialled
Telstra Today
Deployed
Active rollout
Not currently pursuing

Speeds quoted are average to high end average

Telstra
Multiple platform investment 2G 2.5G 3G Super 3G 4G Sharing 3GSM HSDP 3GSM 10 Mbps 1 Gbp peak A1 & 2 (WCDMA) 100 Mbps peak (target goal) 500-1100 Kbps 220-320Kbps (target goal) GSM EDGE GSM GPRS Telstra Today 100-130 Kbps 9Kbps 30-40 Kbps Deployed Active rollout 1x EVDO Not 1xRTT CDMA 50-70 Kbps RevA currently 1x EVDO pursuing CDMA 14Kbps 400-700 Kbps National Partial rollout rollout Trialled Broadband IP Wireless Flarion WiMa WiFi x Speeds quoted are average to high end average

Telstra

Integrating and simplifying platforms

2G
2.5G
3G
Super 3G
4G
Sharing 3
GSM
9Kbps
GPRS
30-40 Kbps
3GSM
(WCDMA)
220-320Kbps
HSDPA
1 & 2
500-1100 Kbps
10 Mbps
100 Mbps peak
(target goal)
1 Gbp peak
(target goal)
EDGE
100-130 Kbps
Wide Area Wireless
Short Range IP Wireless
WiFi
Telstra Today
Deployed
Active rollout
Not currently pursuing

Telstra
Integrating and simplifying platforms
2G 2.5G 3G Super 3G 4G Sharing HSDPA 3GSM 10 Mbps 1 & 2 1 Gbp peak (WCDMA) 100 Mbps peak 500-1100 Kbps (target goal) 220-320Kbps (target goal) GSM EDGE GPRS 9Kbps 100-130 Kbps 30-40 Kbps Telstra Today Deployed Wide Area Wireless Active rollout Not currently Short Range IP Wireless pursuing WiFi

Telstra
One national 3G service
3G -HSDPA using 850Mhz: greater breadth, much faster services, lower capital costs
· Greater breadth of coverage from 850 is necessary for Australia’s landscape
— More than 98% population coverage or 1.6 million square kilometres
— Better in-building coverage
• By augmenting with HSDPA, customers will enjoy much faster services
— Average data rates 500kbps -1.1Mbps (launch), peaking at 3.6Mbps (launch) and migrating to a peak of 14Mbps (2007)
• With 850, fewer base stations required, lowering capital costs and reducing replication costs

Telstra
One national 3G service
The much faster customer experience with 3G HSDPA
For HSDPA mobile users, it delivers content to your mobile virtually instantaneously and with higher data rates
— Download in seconds real-time video and internet content
For wireless laptop users, it delivers speeds equivalent to mainstream ADSL
— Nearly instantaneous remote email synchronisation
For enterprises, it can deliver more than just productivity improvements.
— Ambulances are trialling wireless video to get medical advice at the scene of an accident — Fire services are trialling wireless real-time maps showing where fires are breaking

Telstra
One national 3G service
National 3G service on track: more than half built
• Network deployment: more than half built with >3000 850 base stations installed since November —one of the fastest global roll-outs
· Video call trial proved the technology, its 3G 2100 network compatibility, and showed, at 850Mhz, wireless broadband provides superior coverage
· Innovative and unique services for Telstra customers are in development
· Handset & device procurement for 3GSM 850 well advanced

Telstra
3GSM around the world
3GSM on 850 is gaining momentum
• 3GSM family of technologies
— 82% of the global digital mobile market
— 2 billion GSM mobile users globally: 72 million using 3G
— China is the single largest GSM market today with >370 million users
— A core set of common 3G handsets requirements are being developed
• 3GSM on 850 is gaining momentum:
— Cingular, a leading US operator with 51m subscribers, launched its high speed mobile broadband network including 3G 850 last December
— Rogers Wireless, Canada’s largest voice and data operator, is also deploying 3GSM on 850
— Many Latin American telcos are expected to follow suit

Telstra
Our services and applications
Wireless broadband: substantive take-up and usage growth
· Subscribers almost doubled along with data
traffic increases (Jan to 30 June 06)
· Corporate & enterprise IT group
acceptance:
— Teleworking: a key usage driver
· Delivers productivity gains:
— Quick issue resolution
— Easy collaboration with remote teams

Telstra
Our services and applications
Business mobility: usage led by emerging key applications
• Enterprises and governments initially used wireless e-mail and remote access
· Now most also use wireless applications targeting core business processes for mobilisation as the applications community is maturing
· General workforce productivity improvement applications include:
— Wireless remote working
— Wireless order-taking
— Wireless job dispatch
— Real-time wireless operational support
· Industry-specific applications:
— Transport & logistics uses include vehicle tracking
— Utilities use telemetry for remote monitoring and control of assets in the field (eg. water pumps, meters)

Telstra

"Mate, can you make the meeting?"
"Sorry - stuck in traffic! Can we reschedule?"

Business Communications

Ability to be in contact, productivity and work life balance tool

- Traditional Voice
- PTT Advanced
- Video Calling, Messaging & Conferencing
- International Roaming
- Mobile VPN
- Peer to Peer Messaging Text and Pictures

Office Mobility

Do what you would normally do when at your desk when you are mobile or remote

- Email
- Laptop Connectivity
- Remote Working
- International Roaming
- Business Portal

Workforce Management

Increase productivity and customer responsiveness, decrease costs and error rates

- Sales Force Automation / Integration
- Field Service Automation
- Job Dispatch / POD

Contact Solutions

Low cost interaction and messaging to customer base and constituents

- Alerts & Notifications
  Authentication
  Interaction
  Desk Top Messaging
- Employee Comms
  Staff Rostering
  Government Comms
- Permission Marketing

Remote and Mobile Asset Management

Increase productivity and customer responsiveness, decrease costs and error rates

- Telemetry System Alerts
- Fleet Management
- Asset Tracking
- Security Monitoring

Telstra
Business Office Mobility Workforce Management Contact Solutions Remote and Mobile Communications Office Mobility Workforce Management Contact Solutions Asset Management
Do what you would Increase productivity Low cost interaction Increase productivity
Ability to be in contact, Do what you would Increase productivity Low cost interaction Increase productivity
Ability to be in contact, normally do when at and customer and messaging to and customer productivity and work normally do when at and customer and messaging to and customer productivity and work your desk when you are responsiveness, customer base and responsiveness, life balance tool your desk when you are responsiveness, customer base and responsiveness, life balance tool mobile or remote decrease costs and constituents decrease costs and mobile or remote decrease costs and constituents decrease costs and error rates error rates
error rates error rates
Traditional Voice Email Alerts & Notifications
Traditional Voice Email Sales Force Automation / Alerts & Notifications Telemetry
Sales Force Automation / Authentication Telemetry
Integration Authentication System Alerts
PTT Advanced Laptop Connectivity Integration Interaction System Alerts
PTT Advanced Laptop Connectivity Interaction
Desk Top Messaging
Desk Top Messaging
Video Calling, Messaging Fleet Management
Video Calling, Messaging Remote Working Field Service Automation Fleet Management
& Remote Working Field Service Automation
& Employee Comms
Conferencing Employee Comms Asset Tracking
Conferencing Job Dispatch / POD Staff Rostering Asset Tracking
International Roaming Job Dispatch / POD Staff Rostering
International Roaming Government Comms
International Roaming Government Comms Security Monitoring
International Roaming Security Monitoring
Business Portal
Business Portal Permission Marketing
Mobile VPN Permission Marketing
Mobile VPN
Peer to Peer Messaging
Peer to Peer Messaging
Text and Pictures
Text and Pictures

Telstra
Our services and applications
Consumer 3G: content and email is currently driving usage
• Email and internet over your phone is driving usage
· Video streaming use and revenue is taking off
· Video calls now used by one in five
· Our content is superior:
— AFL, NRL, Commonwealth Games, World Cup soccer, V8 supercars
— More news:ABC, CNN, The Age — Music, games and movies — Sensis content: Whereis.com

Telstra

Our services and applications

BIGPOND
sensis
Melbourne 2006
Yellow Pages
WhereiS
Adelaide
CitySearch
TradingPost
sensis mobile
sensis mobile
Differentiated content across multiple devices

Telstra
Our services and applications
1 —click integration and differentiated content will be our competitive advantages as the 3G market grows
Differentiated content across multiple devices

Telstra
Questions

10 July 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra marks past year with new products, improved service
In accordance with the listing rules, I attach an announcement for release to the market.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Media Release

10 July 2006	132/2006
Telstra marks one year on the move with new products, improved service
Telstra’s customers and shareholders are already seeing new products and improved service as the company’s landmark transformation strategy starts to deliver results.
Telstra today published a comprehensive report for shareholders, customers and staff detailing its record of achievement over the past year.
The 28-page document reviews the progress of Telstra’s transformation during CEO Sol Trujillo’s first 12 months, focusing on progress against the company’s transformation strategy outlined by Mr Trujillo on 15 November 2005.
The report reveals that less than eight months since the company’s three-to-five year transformation strategy was unveiled, Telstra’s national 3G wireless network is already more than half-finished; $14 million has been saved by consolidating office space and vacating 25 leases; with an additional $70 million saved by sourcing mobile devices through global supply-chain specialist, Brightstar.
The report reveals ten top achievements in the 2005/06 financial year —
•	Construction of Telstra’s new 3G wireless network was well underway, with more than 3,500 of 5,112 planned base stations already complete.

•	Telstra enhanced its reputation for superior mobile and data coverage, activating an additional 525 GSM and 272 EVDO sites.

•	Telstra’s property portfolio was consolidated, exiting 45,000 square metres of idle office space in 25 buildings, saving $14 million.

•	More than $70 million was saved sourcing mobile devices using supply-chain specialist, Brightstar.

•	Unsatisfied demand for ADSL broadband was reduced by nearly two-thirds.

•	26% fewer customers exited traditional PSTN services in the year to May, the number of new PSTN customers increased by 10%, and the number of customers using three or more Telstra products grew by nearly 30%.

•	Customers began using innovative subscription-based pricing plans that provide untimed STD calls and local calls at no additional cost.

•	Small and medium-sized business customers are now being served by a brand new business unit which is already implementing specialist call centres and shops.

•	Telstra staff to begin taking classes as part of a $210 million employee training package.

•	Telstra’s consumer website, www.nowwearetalking.com.au raised awareness of the impact of regulation on shareholder value, the telecommunications industry, and national productivity.
Telstra’s national media inquiry line is 1300 769 780 and the Telstra Media Centre is located at:
www.telstra.com.au/abouttelstra/media
For news, views and discussion on telecommunications in Australia see
www.nowwearetalking.com.au

Telstra Corporation Limited
ABN 33 051 775 556

Media Release
The report says Telstra welcomes competition and, under its transformation strategy, will be a high-performance competitor that wins the confidence and loyalty of consumers, serves the communications needs of the nation and its regions, and rewards shareholders for their confidence in the ability of the company to grow and prosper.
It says Telstra’s first priority is competing for customers in the marketplace. However, the report warns that growing regulation — much of which applies to Telstra and not others — increasingly restrains the company from cutting costs and earning new revenues.
The report finds that these regulatory burdens allow opportunistic competitors to take a free-ride on Telstra shareholders’ investments, jeopardising future innovation in an increasingly competitive global market.
Shareholders can receive the report in several ways -
•	Download a copy from www.nowwearetalking.com.au or www.telstra.com.au/abouttelstra

•	Register at Telstra@linkmarketservices.com.au (1300 88 66 77) to receive a copy by email

•	Write to Telstra Share Registry, Level 4, 333 Collins Street, Melbourne VIC 3000 or fax 02 9287 0303
Telstra Media Contact:
Andrew Maiden
Tel: 02 9298 5259
Telstra’s national media inquiry line is 1300 769 780 and the Telstra Media Centre is located at:
www.telstra.com.au/abouttelstra/media
For news, views and discussion on telecommunications in Australia see
www.nowwearetalking.com.au

Telstra Corporation Limited
ABN 33 051 775 556

The New Telstra, On the Move A PROGRESS REPORT ON TELSTRA’S TRANSFORMATION
FROM 1 JULY 2005...

The New Telstra, On the Move
A PROGRESS REPORT ON TELSTRA’S TRANSFORMATION

The New Telstra, On the Move
A PROGRESS REPORT ON TELSTRA’S TRANSFORMATION
Maintaining our promise to keep shareholders, customers and staff informed, this document provides a first anniversary progress report on the transformation to the New Telstra as outlined on 15 November 2005 at the CEO’s strategic review.
On 1 July 2005, Sol Trujillo took the reins as Telstra’s new Chief Executive Officer. Together with the Telstra Board, he launched a comprehensive review of every corner of Telstra’s operations — everything from its customer-facing and back-office operations to the status of its infrastructure — all in the light of changing technologies and changing consumer needs.
Since 15 November, Telstra has been executing to that strategy – there’s an ‘under construction’ sign on the company.
The results of the review were announced on 15 November, 2005 when the CEO and Telstra management confirmed the need for a new approach to the business. The CEO outlined a vision for a New Telstra and a three to five year strategy to transform the company’s operations in order to provide a new customer experience, enhance shareholder value, and better serve the economic and social development of Australia and its cities and regions.
This strategy for the New Telstra includes building next generation networks, supporting a growing demand for IP-based services and simplifying IT systems. It requires Telstra to grow revenues from new products, cut costs and change the game on pricing, services and service delivery.
The plan for the New Telstra recognised that, unless the company embarked upon a comprehensive, three to five year transformation, Telstra’s growth prospects were limited and the uncomfortable ride for shareholders would continue.
The review highlighted the need for urgency to address key issues: the accelerating decline in our traditional PSTN business, changing consumer preferences, slowing growth in the wireless market and the growing cost and intrusiveness of regulation.
The strategy came with a vision to give our customers a seamless user experience across all devices and platforms — fixed, wireless and internet — in a 1-click, 1-touch, 1-button, 1-screen, 1-step way whether that customer is an individual, small business, large business, government agency or non-profit organisation.
Just as customers live in an integrated world that includes family, friends, work and play, Telstra’s transformation is guided by the principles of integration.
Since 15 November, Telstra has been executing to that strategy — there’s an ‘under construction’ sign on the company.
We are modernising networks — including the construction of a next generation, national high-speed wireless network.
We are taking out costs, in part by reducing complexity, making business systems more efficient and simplifying operations. This includes the creation of a ‘one factory’ approach to operations, which is guided by four principles: do it once, do it right for the customer, do it in an integrated way and do it at the lowest possible unit cost.
 1

TELSTRA’S TRANSFORMATION: Executing the strategy
We have implemented market based management, which means basing everything we do on the needs and wants of our customers. By knowing them and understanding their needs better than ever before, and better than anybody else, we are able to offer them the products and services that allow them to live their life their way. Our extensive customer research allows Telstra to differentiate itself from all competitors by creating offers that are relevant to the lifestyles of every individual segment. In addition, the insight we’ve gained into each segment, resulting from our research, allows us to reach them in the media most effective for each segment. In simple terms, we aim to give our customers exactly the experiences they want — at home, at work, and at play. Only Telstra is able to offer Australians more ways to do more things in more places.
Telstra welcomes competition and, under our transformation strategy, we intend the New Telstra to be a high-performance competitor that can win the confidence and loyalty of consumers who are and become our customers.
Just as customers live in an integrated world that includes family, friends, work and play, Telstra’s transformation is guided by the principles of integration. This includes integrating services across mobiles, BigPond and Sensis to facilitate product differentiation tailored to customer needs, increasing the value of Telstra products, and services for the customer.
Sensis, a high-performance directory business by global standards, is building on its search and transaction business and over time integrating its applications and services business with Telstra as it plays its own role in the transformation. BigPond, once simply a supplier of connections to the internet, now is a market leader in state of the art, awardwinning content across the online and Telstra 3G platforms.
The Commonwealth Games in Melbourne this year displayed how Telstra is leading the market through customer experience and innovation. Using BigPond, the Games were 1-click away on 3G mobile phones, with eight different channels for interactive viewing. BigPond is gaining strength as the market leader in innovation by providing increasingly attractive content for our customers.
Telstra is also undergoing a cultural transformation, with big investments in training our people and reforming the way we do business.
Telstra is investing considerable time and resources in a constructive dialogue with policy-making and regulatory authorities to achieve a regulatory treatment that safeguards shareholder investments in next generation networks and services. That’s because our priority is to create and advance shareholder value, not to give it away to competitors.
Telstra is no longer a branch of government, a community property or a magic pudding that can be sliced and diced by increasing regulation without negative effects for shareholders, customers and the telecommunications industry at large. Telstra welcomes competition and, under our transformation strategy, we intend the New Telstra to be a high-performance competitor that can win the confidence and loyalty of consumers who are and become our customers.
‘One Factory’ Approach to Operations
•	Do it once.

•	Do it right for the customer.

•	Do it at the lowest possible unit cost.

•	Do it in an integrated way.
TELL US WHAT YOU THINK
Will Telstra’s transformation deliver what shareholders and consumers want?
Is the company heading in the right direction? Are you encouraged by the progress we are making? We want to hear your views and suggestions. Please visit our advocacy website www.nowwearetalking.com.au and join in the discussion forum on Telstra’s transformation.
 2

CHRONOLOGY: The story so far

July 2005
1 July	Sol Trujillo commences at Telstra as CEO.
29 July	Telstra launches Australia’s first combined mobile and home capped plan.

August 2005
11 August	Telstra Annual Results; announces $4.45 billion profit for 2004/05 but warns of slowing revenue growth and accelerating fixed line revenue decline.
11 August	Presentation to Federal Government on National Broadband Plan.
11 August	CEO establishes Telstra Operations division and one factory approach; COO position announced.
25 August	BigPond launches Wireless Broadband (EVDO) service to consumers.
25 August	Sensis launches Whereis® Navigator — Australia’s first satellite navigation system for mobile phones.

September 2005
5 September	Customer launch of 3G 2100 mobile service.
5 September	Telstra revises Earnings Before Interest and Taxes (EBIT) guidance for 2005/06.

October 2005
6 October	BigPond connects its one-millionth broadband (Cable+ ADSL) customer.
10 October	Telstra launches 1c text messages for Telstra Pre-Paid Plus customers.
17 October	Brightstar (Phase 1) exclusive wireless device sourcing deal announced.
26 October	BigPond named ISP of the Year and Telstra named Mobile Operator of the Year at 2005 Australian Telecom Magazine Awards.

November 2005
3 November	BigPond announces 12-month half-price broadband offer.
5 November	Sensis launches re-designed Tradingpost.com.au website, which includes the ability to make offers and buy online and a new advertiser centre.
15 November	CEO unveils Telstra Transformation Strategy and other announcements including the next generation network and strategic partners — key vendors who will assist Telstra in delivering its network transformation.
15 November	$210 million employee training package announced.
16 November	Chief Operations Officer, Greg Winn leads Technology Briefing with analysts and media.

December 2005
1 December	Group Managing Director Public Policy & Communications, Phil Burgess leads Regulatory Briefing with analysts and media.
7 December	Telstra launches www.nowwearetalking.com.au website.
9 December	Hong Kong CSL and New World PCS announce merger.
15 December	First 3G 850 video call made between 3G 2100 phone in Sydney and a 3G 850 phone in country Victoria using Ericsson equipment.
21 December	Telstra puts planned Fibre to the Node network (FTTN) ‘on hold’ pending regulatory reforms to ensure a commercial rate of return for Telstra shareholders.
21 December	CEO Sol Trujillo establishes Telstra Business, a new division that is focused on serving small to mid-sized businesses.
28 December	Telstra lodges undertaking with ACCC Unconditioned Local Loop (ULL) service for $30 uniform national price for both cities and the bush. This undertaking was rejected by the ACCC on 15 June 2006.

January 2006
24 January	Telstra sponsored Queen’s Baton Relay commences in Sydney for Australian leg of journey to Melbourne 2006 Commonwealth Games.
31 January	Sensis acquires majority share in Adstream/Quickcut, which provides content management and delivery services to advertisers around Australia.
 3

CHRONOLOGY: The story so far

February 2006
8 February	New look Yellow Pages® OnLine site launches with Choice™ buying guides, improved mapping content and simpler search capabilities.
9 February	Telstra announces $2.14 billion profit for first half of 2005/06.
21 February	Alcatel ISAM (IP-DSLAM) technology tested and integrated into Telstra’s network with the first customer connected to a new ADSL service using next generation access technology at our Frankston exchange in Melbourne, Victoria.
22 February	BigPond announces Australia’s first legal movie download service.

March 2006
1 March	BigPond ‘Cable Extreme’ launches with new high speed plans (up to 17 Mbps).
3 March	Telstra and the ACCC begin discussions around regulation reforms to safeguard shareholder investments in building our Fibre to the Node network. These discussions are ongoing.
3 March	Telstra announces 5 year $67 million training initiative for Telstra’s field technicians via a Telstra Learning Academy. Part of a $210 million, three year employee training program.
11 March	National roll-out of Alcatel ISAM (IP-DSLAM) technology commences.
12 March	Telstra launches new brand campaign underscoring our ability to bring together services and content.
14 March	BigPond launches BigBlog — a service capitalising on the web phenomenon where people create web log diaries to share their thoughts, comments, stories, interests and adventures, hosted online on BigPond.
15-26 March	Melbourne 2006 Commonwealth Games, supported by Telstra network and sponsorship, and showcases integrated services.
22 March	Telstra announces reduction in wholesale local call prices.
31 March	Merger completed between Telstra’s Hong Kong mobile carrier CSL and New World.
31 March	First Cisco CRS-1 installed and commissioned as part of the deployment of new IP Core.
31 March	Business Support Systems (BSS) supplier contracts now in place with Accenture, Comverse and Siebel.

April 2006
3 April	BigPond announces new pricing plans, lower prices and wider coverage for the BigPond Wireless Broadband mobile card service.
6 April	Telstra announces six year contract with IBM to manage Telstra’s internal IT systems.
13 April	Sensis launches the print, online and voice travel and accommodation guide, GoStay™.
18 April	Largest Expression of Interest (EOI) in the Brisbane property market; national property consolidation program continues.
21 April	Last ADSL customers operating on problematic Shasta technology migrated onto the new Juniper ERX boxes.
26 April	BigPond reaches one-millionth ADSL broadband customer, doubling its ADSL customer numbers in less than 12 months.
27 April	Telstra seeks urgent Government clarification on regulation of its new 3G 850 network.
30 April	EVDO network expansion completed and marketing commenced.

May 2006
1 May	Telstra launches Viva Call Centre in Perth, employing an expected 135 staff to provide outbound sales support for broadband, mobiles and fixed line (PSTN).
18 May	Telstra marketing and sponsorship activities for the World Cup commence.
22 May	22 ISAM sites deployed nationally and 17,000 ports achieved to meet broadband ADSL growth.
23 May	Telstra Services announces WorkPlace Excellence program to staff — new tools, productivity improvements and review of work practices.
25 May	Telstra revises Cash Capital Expenditure guidance down by $700 million to $4.1-$4.4 billion for 2005/06, to reflect savings from better procurement outcomes; stopping of projects not aligned with the new transformation strategy and minor delays with some components of this strategy.
31 May	The percentage of faults restored on time for our business customers reaches a four year high (at 91 per cent) through various initiatives.

June 2006
21 June	BigPond launches Games Shop — a new online service for PC games downloads.
21 June	Telstra announces details of 2,600 job reductions across the business in the next two years — part of the commitment to reduce staff by 10,000 — 12,000 over five years.
22 June	Telstra launches new pricing initiatives: subscription plans for home phones.
28 June	One millionth customer migrates to the new BigPond technology platform.
 4

National 3G service on track
Since November’s announcement to build a new, national 3G service, Telstra with its strategic partner, Ericsson, has maintained an aggressive building schedule. By 30 June, more than 3,500 of the anticipated total of 5,112 3G 850 base stations have been installed on-site and more than 3,000 sites across Australia equipped and upgraded with additional transmission capacity.
Only one month after the initial announcement, the first video phone call on the 3G 850 network was placed between country Victoria and Sydney proving the technology and its compatibility with the existing 3G 2100 network. This trial also showed, at 850Mhz, wireless broadband on 3G provides superior coverage, extending the availability of high-speed data services.
When Telstra launches its national 3G network, it will operate services over both the GSM and CDMA networks until the national 3G 850 network provides the same or better coverage and at least until January 2008. From that time, once the software upgrades are complete and the new service matches or betters the current range and performance of CDMA and any necessary Government approvals have been gained, Telstra will close its CDMA network. In the meantime, Telstra has also extended its 2GSM network coverage in key markets to maintain coverage superiority. By July, this will include an extra 522 2GSM mobile base station sites including 113 sites to improve coverage in the Sydney area.
By 30 June, 2006 more than
3,500 3G 850 base stations installed

5

Wireless broadband performance continues to deliver: traffic up 270 per cent, subscribers double
Australians’ appetite for all things broadband continues with the substantial take-up of wireless broadband services on Telstra’s EVDO network. Since January 2006, total data traffic almost tripled, growing by 270 per cent in the five months to May 2006. From January to June 2006, subscribers almost doubled. New plans, lower prices and wider coverage for the consumer and business services have helped contribute to this result. To continue to meet this growing demand, Telstra extended its network coverage by 272 EVDO sites, bringing coverage to nearly half of the country’s population.
Wireless broadband usage increases

6

New IP core network: one third deployed since 1 July 2005
Telstra’s next-generation network is delivering new, better and faster services to tens of thousands of customers. The new wireline IP core network will offer 77 times the platform capacity of the old network. It will provide users with more reliable and stable media and telephony services and expand dramatically the number and range of services any individual customer can use. In February Alcatel IP-DSLAM technology was tested and integrated into the Telstra network with the first customer connected to a new ADSL service using next generation access technology at our Frankston exchange in Melbourne, Victoria. In upgraded areas, residential customers are ‘network-ready’ for new multimedia applications when higher speed services become available. Telstra is beginning to deploy advanced services to upgraded business customers including IP telephony and conferencing,
IP-based call centers, reliable higher-speed broadband, web-hosting and security services.
The new network is permitting Telstra to move more swiftly to satisfy customer demand and the fast-growing market for Virtual Private Networks (VPNs)* to connect organisations and enterprises to the internet is experiencing immediate benefits. In the past year the time taken to order new VPNs has come down by 75 per cent 1, while delivery times are down at least 20 per cent 2. The new network is reducing overall unit costs for Telstra, allowing proactive management of actual and predicted network demand and permitting network upgrades to be implemented simultaneously across the nation rather than sequentially over many months.

1. From 55 minutes to 15 minutes, on average.

2. From five weeks to four weeks, on average.

3. Video on Demand not currently available.
Expanding services through IP gateway
Improvement in VPN turnaround times since 1 July 2005

*	Virtual Private Network (VPN) is a private communications network used by businesses to communicate securely over a public network.

7

In April 2006, we announced a six-year contract with IBM to bring together the operations and management of all of Telstra’s internal IT systems. This contract replaces the previous long term contract with IBM and will deliver economies of scale, with IBM responsible for an additional 1500 servers. We will realise savings of almost $270 million over the life of the contract, with $10 million in savings already achieved to date. We have automated the end-to-end ordering process for IP products for business and corporate customers. This has been in operation for two months and is already working to eliminate a 12-day delay in processing orders, at a reduced cost.
We are reducing the number of business and operational systems – originally 1,252 systems – by 75 per cent in the next three years, and 80 per cent in five years.
Six ‘Quick Win’ programs delivering benefits in 2006/07:
1.	Introducing an Integrated Desktop Solution to enable single sign-on and data entry for sales and service staff. This removes duplication, increases speed and improves customer service.

2.	Simplifying the technology of relationship marketing.

3.	Delivering a Service Delivery Platform engine to support future product offerings around the 3G 850 network launch.

4.	Deploying Global Positioning System (GPS) technology in field workforce vans. GPS will ensure better scheduling of work, greater safety for employees and quicker response to customers. The first deployment to 100 vans in Queensland was achieved ahead of schedule.

5.	Modernising equipment used to monitor the health of the national network through various projects at the Global Operations Centre (GOC). Fault detection times have reduced by up to 25 per cent.

6.	Improving online billing for business customers.
Eleven major transformational work programs are in various stages of completion for OSS (our Operational Support Systems used to support internal business processes) and BSS (our Business Support Systems for Customer Relationship Management, Care and Billing).
Achievements in this area reduce costs, increase efficiency and improve customer service.
Reducing business and
operational support systems
We are reducing the number of business and operational systems – originally 1,252 systems – by
75 per cent in the next three years, and 80 per cent in five years
Operational Support Systems (OSS) programs:
•	Customer Service Assurance

•	Fulfilment

•	Inventory

•	Network Planning

•	Network Service Assurance

•	Enterprise Program Management

•	Service Delivery Platform
At end of June 2006, we selected the following key vendors – Amdocs, Cramer, Syndesis, Metasolv, Infovista and VPI.
Business Support Systems (BSS) programs:
•	Billing

•	Care

•	Online

•	Data Warehouse
Accenture, Comverse and Siebel contracts were signed by March; equipment orders have been placed and two units of Sun’s new server, the Fire E25K, have been operational since May 2006. Ten additional units were ordered in June 2006.

8

Reducing Telstra’s property portfolio
Telstra’s property portfolio – covering 14,000 sites and 2.46 million square metres (m2) – is Australia’s largest with 182 buildings across the country. As part of the transformation strategy, better management is reducing operating costs and delivering benefits to business operations. As at 30 June 2006, Telstra had exited leases in 25 buildings in NSW, Victoria, Qld, ACT, WA and SA. That’s office space of 44,911 m2 or seven international-sized football pitches.* It represents annualised savings of $14 million. Employees have been relocated to other sites. Office consolidation will continue in Brisbane where in April Telstra sought 50,000 m2 of office space in the largest Expression of Interest in the city’s property history. A similar consolidation is underway in Canberra. The first Telstra Service Mega Centre – a depot for field technicians – was opened in Broadmeadows in Melbourne in December 2005 and another is due to open in Canberra in 2007.
Brightstar: Providing customers with mobiles faster
A new, exclusive wireless device sourcing agreement between Telstra and the global supply-chain specialist Brightstar, signed in October 2005, is giving Telstra customers access to the latest handsets faster, cheaper and in some cases, ahead of the competition. Brightstar’s global purchasing power has guaranteed production slots for Telstra’s handset requirements leading to a more secure supply of mobile handsets to meet customer needs. Telstra’s sourcing contract with Brightstar has delivered total net savings of $70 million (October 2005-June 2006). Phase two improvements to Telstra’s retail supply chain management are on track and will begin contributing to EBITDA in July 2006. These include launching web based portals to improve Telstra’s forecasting, inventory management, product lifecycle management and supplier collaboration.
Increasing ADSL capacity, reducing Held Orders
Telstra created 800 new network infrastructure upgrade projects in September 2005, on top of the existing 1,000 projects, to increase the capacity of the access network infrastructure and reduce ADSL service cycle times. We also added new and recovered faulty ports in the exchange to enable an extra 22,000 exchange ports. As a result, the number of Telstra customers awaiting network build for ADSL services was reduced from 19,300 in September 2005 to 7,100 as of 20 June 2006.
We have also achieved a reduction in held orders or unsatisfied demand in fixed line phones by 20 per cent.
Impact of FY06 site exits
Brightstar procurement:
$70m savings to 30 June 2006
ADSL Held Orders reduced

9

Integrated services driving new revenue growth
Telstra has said new products and services will deliver 20 – 30 per cent of its revenue growth by the end of 2008. The Melbourne 2006 Commonwealth Games showcased what happens when new, improved and – most importantly – integrated products and services hit the market. From a business perspective, the Commonwealth Games approach was the first serious chapter in that revenue story – Telstra’s 3G 850 network launch will be the next.
New revenues are also being generated from the extension of EVDO wireless broadband coverage across 272 new sites since December 2005, now reaching a total area greater than 7,600km2.
Key changes in our internal processes, introduced as part of the transformation, are also improving the take-up of consumer products. An example is our ‘1,2,3’ test. It reviews the number of ‘steps’ a customer takes to activate and use a product, reducing them to deliver a ‘1-click’ solution.
New home phone plans change the game
Based on extensive customer research, three new subscription-based pricing plans for home phones have been launched. Offering greater value, simplicity and cost surety, they fundamentally change the way Telstra prices its home phone services. Unlike capped plans, customers don’t need to worry about overspending their cap limit and are not locked into long term contracts. Subscription-based pricing changes the game: it moves Telstra ahead of its competitors by launching offerings we know customers want and changes our business model from price-based to value-based competition, improving revenue potential.
New products and services will deliver 20 – 30 per cent of revenue growth by the end of
2008.

10

Churn changes for the better
Telstra’s new customer centric approach to marketing has delivered a marked improvement in customer churn rates. In mobiles, Telstra is recording strong positive growth in consumer Post-Paid, having just achieved the best result recorded over three years for activations on Telstra’s mobile network.
In terms of fixed line (PSTN), the number of customers leaving Telstra (Churn Out) has been reduced 26 per cent in the 12 months to May this year and the acquisition of new customers has improved by 10 per cent in the same period.
Telstra’s efforts with ‘bundled customers’ are also providing solid returns. Since June 2005, Telstra has increased the number of customers with two or more products by 25 per cent, while those customers with three or more products has grown by nearly 30 per cent.
Outbound sales increase revenue/market share
Telstra’s outbound calling group ProActive Sales is made up of 9 internal call centres, including the recently opened call centre in Perth, two Industry Partners and the Personal Calling Program (PCP). Running an average 40 to 50 campaigns each week, this channel’s primary focus is to generate revenue and increase market share through a program of work driven by marketing. Over the last 12 months, there have been continued improvements to the performance of the channel. Some highlights include Mobiles Post Paid Activations increased by 285 per cent since March 2006 and 3G handset sales have improved by 600 per cent in the last 3 months.
Customised solutions help big business move to next generation networks
Since November 2005, 16 virtual business centres have been set up to help enterprise and government customers move to an IP environment so they can realise the commercial benefits that next generation networks deliver. These centres are also developing new and integrated products to generate new revenues to enable Telstra to grow faster than its competitors. Some solutions have already been launched while a number of customer trials are also underway. Examples include: retail media solutions involving content streaming, strategic acquisitions in the IP telephony space, new mobility and wireless solutions and ramping up of contact centre technology solutions.

11

Wholesale uptake supports industry growth
In the first half of 2005/06, Telstra Wholesale’s sales revenue grew by 18 per cent compared with the same period in the previous year. DSL services, ViSP (Virtual Internet Service Provider) and Wholesale Ethernet sales were, and continue to be, significant contributors to growth. To reduce labour costs and improve customer service, there was further automation of Telstra Wholesale’s online ordering, billing and maintenance systems during the past year. Wholesale customers derive the efficiency benefit of being able to conduct business transactions with Telstra online, reducing manual orders as well as enabling them to make and track orders outside normal business hours.
Location of non-Telstra fixed infrastructure competition

12

Obsolete, duplicated and aging products and network platforms are being removed or capped to build the base for delivering integrated services to Telstra’s customers. By 30 June, 48 of Telstra’s 330 network platforms were capped or exited. This rationalisation exceeds our December 2006 target towards cutting the number of network platforms by 60 per cent over three years. Working with the customer is a crucial part of this program as they move off legacy systems. For example: the final 60 customers using Telstra’s Time Services have exited the platform and many are using alternative services. Likewise the final 80 customers using Telstra’s Intelex product now can have services provided by an outsourced arrangement enabling another platform to be exited. Cutting this complexity and the associated cost from Telstra’s operations is a critical, first step to deliver customers a powerful and seamless user experience, integrating devices and platforms in a simpler, 1-click way.
No. of platforms capped/exited meets schedule
By 30 June, 48 of Telstra’s 330 network platforms were capped or exited
During 2005/06 Telstra added 522 mobile base station sites including 113 sites to improve coverage in the Sydney area, reinforcing Telstra’s reputation for network superiority. The footprint for wireless data also expanded dramatically with an additional 272 EVDO* sites extending overall coverage to more than 7,600km2. EVDO now reaches nearly half the country’s population. The company has expanded the availability of ADSL broadband by bypassing network blockages and investing in technology that dramatically extends the reach of ADSL. Telstra has also modernised equipment used to monitor the ‘health’ of the national network, including 400 new high-powered computers at the Global Operations Centre. As a result of this upgrade program, fault detection times have been reduced by up to 25 per cent.

*	EVDO provides wireless broadband connectivity.

13

New Training and Tools
Telstra’s technical field workforce is becoming more mobile and responsive to customer needs with new tools and equipment to support their operational performance. As of 30 June, one hundred Telstra vehicles in Queensland were equipped with Global Positioning System (GPS) technology with additional deployment planned in 2006/07. The company is working towards extending the rostered hours of technicians to provide service on evenings and weekends, and new systems permit more work to be performed remotely without requiring customer attendance.
Telstra has announced it is investing an additional $210 million over the next three years in a new training program for its technical, engineering and marketing people. The purpose: to equip them with the right skills to build, operate and maintain next-generation networks and better serve customers. Telstra is partnering with Accenture Learning, a global leader in the delivery of learning services to establish the Telstra Learning Academy. The first program for field technicians will start in August 2006 with a new focused curriculum replacing multiple outdated courses. We are also introducing web-based programs, moderated in real-time by instructors.
Telstra’s investment in its technical workforce extends to giving its people the right tools. Telstra is investing $6 million to:
•	roll-out new self-calibrating gas detectors

•	provide high-speed wireless modems to field team managers

•	fast-track a $2 million program to upgrade technicians’ mobile phones

•	further deploy Customer Access Network test sets to the field workforce, enabling them to perform auto tests at the completion of a telephone installation or repair

14

Designing our business to create growth with market based management
Telstra wants to understand its customers and meet their needs better than anyone else. The extent of the company’s market research is unprecedented. Since August 2005, Telstra has conducted more than half of 90,000 planned consumer interviews, aiming for the deepest understanding of who Telstra’s customers are and what they want. In addition, Telstra has completed more than half of its planned 16,000 small businesses interviews. This ongoing, high scale and high quality customer research has guided the restructure of Telstra’s consumer and small business sales and marketing teams around seven consumer and five small and mid-sized enterprise segments. It has also led to the recent launch of a number of call centres and shops that provide, for the first time, a dedicated customer service channel for small business customers.
This is no small scale restructure – Telstra is literally redesigning the entire organisation around its segment focus. Gone are Telstra’s traditional product focused ‘silos’. Its future is organised around customers and value, not products and price. Market based management inevitably changes the customer experience for the better because it will be implemented at every point the customer touches the company, from technicians in the field to people serving in Telstra Shops. It provides deep, knowledge of the customer so that Telstra can actively offer products and services it knows the customer will find appealing or that match their needs. Telstra’s marketing workforce is being trained through a specially designed academy to make sure all staff with customer contact have the skills to work within the new approach.
Gone are Telstra’s traditional Product focused ‘silos’. Its future is organised around customers and value, not products and price.

15

Brand, advertising, integration demonstrated at the Commonwealth Games
Prior to the 2006 Melbourne Commonwealth Games in March, Telstra launched a series of new advertisements about helping customers have the experiences they want, when and where they want them. The company presented its three major brands – Telstra, BigPond and Sensis – together as never before. Audiences saw a plumber watching live BigPond Sport on a Telstra 3G mobile and a rally driver using Sensis Whereis maps via 3G.
Telstra’s Commonwealth Games sponsorship turned out to be a timely opportunity to showcase the reality of integrated communications. And it worked. Research found the advertising messages were clearly conveyed.
More importantly, during the Commonwealth Games, Telstra’s customers started using the products and services that were being advertised. Revenues increased.
It is worth spotlighting Telstra’s infrastructure investment, most of which was left in place after the Games. Telstra delivered an IP-based data network customised for the Games, a spectrum-based voice network and a radio network. This involved more than 4,000 fixed-line phones, 2,000 kilometres of optical fibre, 22,400 kilometres of cable and more than 100 different servers, 160 network switches and 44 routers.
The Commonwealth Games provided the first opportunity for Telstra to stream content live to mobiles and the Internet. As part of the Games, BigPond launched its BigBlog service and the company showcased new product offerings including Kodiak Push to Talk, TV to a handheld device, 3G streaming and multimedia messaging.
The Commonwealth Games provided a window on the transformation of the Telstra brand – work continued through the Socceroos World Cup campaign and will also be showcased through Australian Idol on Network Ten.
And the value?*
•	11.5m text messages were sent

•	21,100 data sessions were held

•	8.3m mobile calls were made

•	Streamed minutes increased more than four times

•	Average carriage consumption was up by almost five times

•	Video calling increased by 70 per cent

•	Call minutes increased 86 per cent

•	3G ARPU increased 39 per cent

•	3G data went up by 42 per cent

•	Telstra Shop traffic rose 32 per cent

•	The number of 3G handsets sold in stores was up 66 per cent

*	During the Commonwealth Games period

16

Segmentation drives sponsorship value
Market based management is re-focusing Telstra’s ongoing commitment to supporting sports, arts and business initiatives in Australia. Knowing our customers better includes understanding their love of different sports, the programs they watch on TV or their interest in the arts or community activities we sponsor.
Consistent with the new approach to knowing our customers better, we align sponsorship properties to selected consumer and business segments. This strategy will boost returns from these investments. Sponsorships connect us emotionally with our target audience when they’re engaged in activities about which they are passionate — whether that’s attending a rugby league match, going to the swimming or going to the ballet.
Sponsorships also enable Telstra to deliver a wider range of content to customers, including online and 3G mobile content. BigPond is discussing new media rights agreements to continue and extend the range of content we can provide our customers via BigPond broadband and 3G mobiles.
Telstra sponsorships*

*	Selected Telstra sponsorships only, for indicative purposes

17

Regional upgrades delivering the transformation benefits to all Australians
Telstra Country Wide* (TCW) has continued with its core business of improving the coverage and availability of telecommunications services in outer metropolitan, regional, rural and remote parts of Australia. In the past 12 months, Telstra has upgraded another 410 exchanges in regional Australia with ADSL, bringing broadband access to another 152,000 Australians under the Commonwealth Government’s HiBIS and Broadband Connect schemes.
TCW has also recently established Local Area Marketing teams across Australia to work with its Area General Managers and the rest of Telstra to conduct targeted, localised campaigns and research, to better understand and meet its regional customers’ telecommunications needs.

*	TCW was established in 2000 evidencing Telstra’s commitment to regional Australia. TCW’s local presence model of placing senior managers and staff on the ground, living and working with their customers, has proved so successful that the model has been extended to metropolitan areas.
New attention to small to medium business
Part of Telstra’s renewed focus on its customers has been the creation of a new division dedicated to serving small to medium enterprise customers. Established under Deena Shiff in December 2005, the new Telstra Business Group will enter the new financial year fully operational with five segment marketing teams, a direct sales force, dedicated call centres and business sales consultants in Telstra shops to serve business customers. A range of new pricing plans will go to market early in July and further products releases are in the pipeline to match the diverse needs of business customers.

18

Innovation at Sensis drives growth
Sensis is Australia’s local search leader. Almost 13 million Australians turn to Sensis’ print, online, voice, wireless and in-car services more than ten times a month. Sensis is on track to meet 2005/06 targets, driven by online growth and a focus on efficiency. This has been achieved by:
•	protecting and growing the core business with new print buying guides and advertising products

•	search innovations, such as Sensis® SMS and Sensis® Mobile

•	expanding into the lucrative accommodation category with the GoStay™ accommodation guide

•	providing the ability to buy online at tradingpost.com.au and GoStay™

•	new innovations and services for Yellow Pages® OnLine, White Pages® OnLine, Whereis.com and Telstra Mobile

•	the expansion of Whereis® into New Zealand
Sensis’ growth continues to excel. Online usage has grown by 29 per cent in the last year2. We have also seen excellent Trading Post® print readership3 and UBD unit sales growth. The Yellow Pages® OnLine display customer base has grown by 20 per cent to more than 100,000. In 2006/07, Sensis will accelerate its innovation program, while improving both underlying technologies and the services offered to users and advertisers.
New content drives growth in online information, search and transaction services
A key element of Sensis’ transformation is expanding and improving its online businesses and better integrating them with Telstra’s online services. The result is rapid user and advertiser growth. Since July 2005, Sensis has launched the GoStay™ online, voice and print accommodation guide as well as added numerous innovations to its existing online services. These include a new web site for Tradingpost.com.au with transaction services; improved search facilities, more local mapping information and adding Choice™ Buyer’s Guides to Yellow Pages® OnLine; as well as enhancements to Whereis.com, Australia’s leading digital mapping service. And, in an Australian first, a trial of a ‘click-to-call’ service in sensis.com.au was launched. Significant growth in online usage has resulted from innovation. In the three months to May 2006, Sensis’ online network had almost 7.5 million unique browsers a month4, having grown by nearly one third; referrals from Telstra sites have grown to nearly 1.5 million5 and Yellow Pages® OnLine display advertisers have grown to more than 100,000, up by 20 per cent. Online growth prospects remain buoyant with a wide range of new content, new services and improvements coming right across Sensis’ online network.
Sensis network overall online usage
Quarterly, March 2005 to May 2006

19

Digital mapping spurs growth
Through its UBD®, Gregory’s® and Whereis® brands, Sensis now helps more Australians get from A to B than any other business. Its latest Whereis® maps cover more than one million kilometres of Australian roads and they power almost every in-car and personal satellite navigation system in Australia. Whereis maps are also used in Sensis’ own services such as Yellow Pages® OnLine and Telstra’s WAP and i-mode® phones. UBD and Gregory’s street directories are also growing in range and popularity. Ongoing investment and innovation in these services is driving growth. In the financial year to May 2006, Whereis.com usage rose by 59 per cent6 making it one of Australia’s fastest growing major sites; sales of Whereis-powered satellite navigation units doubled to almost 350,000; and street directory unit sales grew strongly – 14 per cent in Sydney and 20 per cent in Melbourne. Customers will see more innovations this year with new map formats, wider coverage and new web and mobile services.
Breathing new life into Trading Post® drives triple-digit online revenue growth
Adding Trading Post to Sensis’ stable is creating new opportunities for shareholders and customers. While competition in the print classifieds market continues, online innovations, improved print and online category structure and integrating Trading Post® content on compatible Telstra mobiles are positioning the business for future growth. In 2005/06, the Tradingpost.com.au web site was improved to enable online transactions and the ability for people to manage their own ads and purchases, while a new research centre was added to the popular motor vehicle section.
This has driven 40 per cent growth in online usage this year to almost 1.5 million unique browsers a month7, while, according to Roy Morgan, print readership grew by 25 per cent over the past two years8. The new services on Tradingpost.com.au have also sparked a rush in advertiser and buyer activity. Since launching the online services last November, new registrations have grown by approximately 7,000 per week and the average weekly volume of online only ads has grown by nearly 60 per cent. The result: triple digit growth in online revenue. Future Trading Post® initiatives will see customers access more products with enhanced online search, buying, selling and security capabilities, as well as enhanced services for Telstra’s mobile phones.

1, 3 & 8. Roy Morgan Single Source Australia, April 2005 – March 2006, base Australians age 14+

2. Nielsen//NetRatings SiteCensus, based on 3 months to May 2005 vs 2006

4, 6 & 7. Nielsen//NetRatings SiteCensus, based on 3 months to May 2006

5. Nielsen//NetRatings SiteCensus, May 2006

Graphs’source: Nielsen//NetRatings SiteCensus
Online usage
Online usage

20

New broadband products driving growth
BigPond, Australia’s leading Internet Service Provider (ISP) with more than 2.3 million broadband and dial-up customers at the end of December 2005, offers broadband through a combination of ADSL, cable, wireless, satellite and ISDN. With coverage available to virtually 100 per cent of the Australian population, broadband is one of the key drivers in Telstra’s transformation.
BigPond continues to stimulate and benefit from high levels of broadband uptake in Australia, with strong growth and increased market share.
In the past 12 months, BigPond has launched two major access products – Wireless Broadband and 17 Megabytes per second (Mbps) Cable Extreme – as well as Australia’s first legal Movie Downloads site, BigPond TV including webcasts of the Sydney Symphony, BigBlogs, BigPond Kids and BigPond Games Shop.
BigPond has also assumed responsibility and branding for all Telstra 3G content.
Reduced churn reflects BigPond’s #1 rating for customer service*
Integration is at the heart of Telstra’s transformation strategy and the company now talks about Sensis, 3G and BigPond in the same sentences and the same campaigns. BigPond has a big role in Telstra’s changing strategy: accelerated revenue growth, integrated products and services, broadband expansion, market share, better customer experiences... the list goes on. In its second industry study, independent benchmarker*, Global Reviews, found:
•	BigPond retained its number one ranking for phone and email based customer support

•	BigPond telephone support performance remained stable at 64.3 per cent, 14.8 per cent above the ISP (internet service provider) average

•	BigPond email support performance rated at 73.4 per cent compared with second ranked at 59.4 per cent and 17.4 per cent above the ISP average

•	BigPond is the only ISP, among those tested in the study, to report improved performance since the second quarter of 2005
In business terms, this improved customer satisfaction reduces churn and increases customer loyalty; there are more word of mouth recommendations and increased sales. With integration across platforms and offerings, BigPond and Sensis excellence are very much at the centre of 3G, online and other new value propositions Telstra is driving into the market.

* Research conducted in January and February 2006 and commissioned by Telstra. Research methodology and report available on request.

21

The culture at Telstra – delivering excellence to the customer
This year, the CEO and his senior team led one of Telstra’s largest ever staff briefing programs, including meetings in 22 metropolitan and regional centres. The purpose: To review the details of the ‘New Telstra’ with employees to encourage their full engagement in the transformation. Reason: Companies with highly engaged workforces deliver better outcomes. When employees understand the mission, companies achieve higher average shareholder returns* and productivity and discretionary efforts are higher**. The connection between staff engagement, leadership and business results is well known.
The idea that Telstra people will put the customer first and compete to win is now central to the company’s Human Resources approach. Leadership, talent management and performance incentives at Telstra have been recast this year to deliver essential culture change. Telstra is actively equipping its workforce with the skills to do the job right for the customer, best illustrated by the announcement in November 2005 of a three year $210 million training program for its technical, engineering and marketing people. And, to make sure the right outcome is delivered and targets are met, annual company-wide research involving every staff member will be used to encourage and assist employee engagement.
Sensis has also actively re-aligned and supported its workforce to deliver on the Sensis strategy for growth. The company’s new ‘people programs’ are a critical part of its growth strategy and one of the key reasons why Sensis is on track to meet its 2005/06 financial targets.

*	Best Employers Study – Hewitt (2005).

**	Driving Employee Performance & Retention Through Engagement – Corporate Leadership Council 2004.
Diversity strengthens senior management
When CEO Sol Trujillo’s direct reports met for their first meeting in 2006, there were more women at the leadership table than in the 100 year history of Telstra and its predecessors – Telecom, the OTC and PMG. New Group Managing Directors, Kate McKenzie – Telstra Wholesale; Holly Kramer – Product Management; and Andrea Grant – Human Resources, joined Deena Shiff who now heads Telstra Business having headed Wholesale as a CEO direct report since 2005. The appointment of Fiona Balfour as Telstra’s Chief Information Officer in 2006 further illustrates why Telstra is now recognised as one of Australia’s leading corporates in appointing women to senior management. Since 2002, the number of women in senior management has nearly doubled to more than 20 per cent. Telstra’s diversity strategies include an active focus on the movement of women through management levels, maintaining a high rate of return from maternity leave, implementing a range of initiatives aimed at the future development and retention of women, and supporting initiatives to increase the number of women in ‘non-traditional’ work.
‘New Telstra’s’ cultural priorities
Customer. First
People. Power
Compete. Win
Done. Now
Anything. Possible
We get it.Together

22

Building the foundation to reverse long-term share price decline
The Telstra share price has traded in a wide range since the Government first sold shares to the public via T1 in 1997. The share price hit a record high of $9.16 in November 1999, shortly after T2 and at the height of the global technology boom and has also traded below $4.00 in 2003.
Since the new management started in July 2005, the Telstra share price has continued its fall from around $5.00 to $3.68 at the close of trading on 30 June 2006. In fact, the share price decline started well before the new management started. The share price drop from post T2 levels can be attributed to many factors including:
•	Excessive regulations that increase costs and/or decrease opportunities to earn new revenues

•	Increasing competition and changing consumer behaviour impacting the financial performance of the business

•	Local impacts of global collapse in telecoms share prices in 2000/01.
On 15 November, Telstra set out its strategy for the next five years. Over the first two years the company is undertaking a comphensive program of capital spending and rebuilding that will lay the foundation for new revenue and improved earnings.

T1 offer price :	$3.30
T2 offer price:	$7.40
Share price high:	$9.16

23

Building partnerships for change
The telecommunications sector has always been subject to wide and deep regulation by government – worldwide, not only in Australia. But today everything is changing – again, not only in Australia but worldwide. Examples:
•	Ownership in the telecoms sector is changing – from government ownership to private ownership by individual shareholders and institutional investors.

•	The competitive environment is changing – from a government-run or government-sanctioned monopoly with one provider to competitive markets with many competing providers.

•	Technology is changing – as digital technologies increasingly dominate the way we transmit words, music, pictures, voice, and data.

•	Consumer preferences are changing – as more consumers seek high-speed, ‘always on’ connectivity that is easy and simple to use and works anytime, anywhere.

•	Infrastructure is changing – as consumer demand for anytime, anywhere connectivity gives rise to the expansion of wireless technologies.

•	Industry structure is changing – as the Internet and digital technologies blur the distinction among media, content and telecommunications companies.
Regulations, however, are not changing – and it is a challenge for governments and the telecoms sector worldwide (e.g. the current debate between the German government and the EU), not only in Australia. Regulatory reform is essential to keep up with the rest of the world and to accommodate the profound and widespread changes in the marketplace.
When outdated 20th century regulations, created for the old analogue telephone and telegraph days, are used to regulate a 21st century business, they create problems and distortions in the market; destroy shareholder value; undermine the development of a competitive and financially healthy industry; and stunt the ability of the industry to serve national needs for jobs, growth, and productivity – including urban-rural parity and other aspects of the nation’s economic and social development.
When regulatory change is needed, history shows the debate is typically initiated and led by the people or institutions being regulated. That’s why the management team, following a review of regulatory challenges facing Telstra, made a commitment last July to the Board and to shareholders to work hard to achieve regulatory reform.
The management team is not opposed to all regulation. Regulations that protect the health and safety of consumers is important and should apply equally to all telecoms providers. The management team does not oppose regulations that support services to rural and regional Australia, provided only that the full costs of this commitment are shared by the entire industry.
Most importantly, the management team is committed to regulatory reform that will provide a foundation for a new approach to regulation – regulation tailored to the realities and requirements of a digital economy – that will serve everyone in the new world of digital bits and bytes.
Many complex regulations apply only to Telstra
     ...the management team is committed to achieving regulatory reform...tailored to the realities and requirements of a digital economy

24

Achievements during the first year include:
•	Closer monitoring and assessment of the costs of regulation to Telstra shareholders and to the public.

•	Increasing shareholder awareness of the impact of regulations on share value.

•	Increasing public understanding of the costs of regulation, including lost productivity gains, as a result of regulations that stunt investment and disadvantage Australia’s global competitiveness.

•	Providing tools to shareholders to help them influence the process of regulatory reform – and particularly the reform of regulations that destroy shareholder value.

•	Increasing collaboration with regulators, and especially the ACCC, on matters of mutual concern. Example: the exploration of guidelines that might be used to establish a new approach to regulating digital networks (e.g., FTTN) in a way that encourages competition, stimulates investments, and provides access to all competitors on equal terms and conditions and which also afford competitive returns for investors.

•	On-going consultations with regulators – e.g., with the ACCC to develop a workable approach to pricing access to the copper line – the so-called Unbundled Local Loop (ULL).

•	Reductions in red tape – such as a reduction in the number of reports and statistics Telstra has to report to ACMA.

•	Improving regulations that increase public health and safety.
Regulations are part of our business environment. Regulations affect our business directly and have a major impact on financial outcomes: Sometimes they increase our costs and sometimes they undermine our ability to earn new revenues. Regulations affect our shareholders because they affect our bottom line. Regulations affect our customers because they can help or hinder what we are able to do for customers. So the need for management to devote time, attention and other resources to regulatory reform should not be trivialised.
Hence, the management team is working hard with the ACCC, other regulators, the government and other stakeholders to help shape new 21st century regulations that are in sync with changing technologies and changing consumer preferences. Telstra’s transformation strategy includes initiatives to create a new regulatory environment that is pro-investment, pro-consumer, pro-innovation and pro-competition. That is the kind of environment that is good for our business and our shareholders and good for our industry and the national interest. That is also the kind of environment we are seeking to achieve by working closely with the government, regulators, and others who have a say in making the rules that will shape Australia’s future in the first decades of this new century.
A lot remains to be done, to be sure. New value-destroying regulation continues to be imposed – such as operational separation, local presence plans, and the like. Still the first year’s achievements provide a foundation not just for changes at the margin but for fundamental reforms that can place Australia, the industry and Telstra in the front ranks of regulatory and service delivery reform. Time will tell...
Regulations are part of our business environment...and have a major impact on financial outcomes
Telstra’s transformation strategy includes initiatives to create a new regulatory environment that is pro-investment, pro-consumer, pro-innovation and pro-competition.

25

Advocacy through innovative communications
On 7 December 2005, Telstra launched a new advocacy website called nowwearetalking to raise awareness and encourage public debate about the issues facing the telecommunications industry and the future of Australia’s largest telecommunications company.
The goal is to place significant industry issues on the public agenda – including regulation, how to deliver broadband to all Australians and industry customer service – and encourage public participation in an open debate. Nowwearetalking reflects the company’s more open communications strategy by providing a two-way channel to communicate directly with consumers and shareholders, unmediated by the filtering and interpretation of traditional media channels. Using the latest new media tools, such as online discussion forums and pod casts, the site encourages the airing of all views and perspectives. Nowwearetalking is also the first Australian corporate website to feature employee blogs. The site has had almost 150,000 visitors with nearly 2,000 comments published to date.
The strong and favourable response to the site has encouraged Telstra to invest in further site upgrades including the addition of automated notifications of site updates from May 2006. Importantly, the site has helped increase public awareness about the issues facing the company and is influencing debate about regulation in the telecommunications industry.

26

Term	Explanation
3G GSM	Third Generation Global System for mobile communications – is the evolution of the current GSM and CDMA 2G and 2.5G technology to support voice and high speed data and multimedia services.

3G 2100	Third Generation mobile technology operating on 2100Mhz spectrum, offered by Telstra in partnership with Hutchison Telecommunications Australia (HTA).

3G 850	Third Generation mobile technology operating on 850Mhz spectrum: Telstra’s own new national network, currently under construction, also uses 3G-HSDPA on 850Mhz, a technology enhancement which provides greater breadth, much faster speeds when using HSDPA handsets and lower capital costs as 850 requires fewer base stations than 2100 to achieve the same coverage.

ACCC	Australian Competition and Consumer Commission – its primary responsibility is to ensure that individuals and businesses comply with the Commonwealth competition, fair trading and consumer protection laws. It also regulates national infrastructure services, including the telecommunications industry.

ACMA	Australian Communications and Media Authority – responsible for the regulation of broadcasting, radio communications, telecommunications and online content.

ADSL	Asymmetric Digital Subscriber Line – is a high-speed broadband technology that provides access to the Internet. It allows high speed data to be carried over copper network phone lines.

ARPU	Average Revenue Per User. In a broadband world, ARPUs tend to go up as the Internet plays a larger role in how people live, work and play.

CDMA	Code Division Multiple Access – a mobile standard that provides voice, data, fax and short messaging services. Telstra is replacing its CDMA network with a new 3G 850 mobile network to improve service and functionality for the consumer.

Churn	The number of subscribers switching between telecommunication providers.

DSLAM	Digital Subscriber Line Access Multiplexor – technology located at exchanges or in roadside cabinets that takes the copper lines from customer premises and convert signals on/off them into a high speed pipeline to the Internet.

EBIT	Earnings Before Interest and Tax. A measure of company profitability.

EBITDA	Earnings Before Interest Tax Depreciation and Amortisation. A measure of company profitability.

EVDO	Evolution Data Optimised – additional service for mobiles providing wireless high speed data transmission.

FTTN	Fibre to the Node – Infrastructure that delivers fibre optic cable to a connection point close to a customer’s premises, to deliver broadband Internet, television and information services.

GSM	Global System for Mobile Communications – one of Telstra’s two digital networks. GSM covers 96 per cent of the Australian population.

HiBIS	Higher Bandwidth Incentive Scheme – a government subsidy scheme.

IP	Internet Protocol – is a standard set of rules for the carriage of digital information such as voice, video, data and images, across a global network.

IP Core	The core element of a network that carries and logically splits voice, data and video using IP technology.

ISAM	Internet Service Access Multiplexer – ADSL technology manufactured by Alcatel.

ISDN	Integrated Services Digital Network – is an international communications standard for sending voice, video, and data over digital telephone lines or normal telephone wires. An early form of digital technology, its use has been largely surpassed by ASDL.

27

ISP	Internet Service Provider – a company that connects individuals or organisations to the Internet.

PSTN	Public Switched Telephone Network – referred to as ‘fixed line’ the PSTN is the standard home telephone service, delivered over copper wires.

SMS	Short Messaging Service – the text based message service on mobile phones. Also known as ‘text messages’.

ULL	Unconditioned Local Loop – the Local Loop is the copper wire that connects the Telstra exchange in your area to your house. Telstra is required to provide access to this wire to other operators – this connection is known as ‘Unconditioned or Unbundled Local Loop’. Other telecommunications providers can provide customers with their own services – like broadband and the plain old telephone service – by installing their own equipment in Telstra exchanges, and connecting to the ‘loop’.

7 August 2006
Office of the Company Secretary
The Manager
Level 41
Company Announcements Office Australian Stock Exchange 4th Floor, 20 Bridge Street SYDNEY NSW 2000	242 Exhibition Street MELBOURNE VIC 3000 AUSTRALIA
Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Fibre-to-the-node talks discontinued
Following discussions this morning with the ACCC, Telstra accepts that its negotiations with the ACCC over a fibre-to-the-node broadband network have reached an impasse. Telstra sought an outcome that would assure Telstra shareholders that their investment in the network would not be used to subsidise network access by Telstra’s competitors. The negotiations have not produced this outcome. The major stumbling block was the ACCC’s unwillingness to recognise the actual costs that Telstra incurs in providing its services and, especially, the costs it incurs in providing services to rural, regional, and remote Australia. Until Telstra’s actual costs are recognised and the ACCC’s regulatory practices change, Telstra will not invest in a fibre-to-the-node broadband network.
Telstra will be briefing media and analysts on this announcement later this morning and will lodge a transcript of the briefing with the ASX when this becomes available.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

7 August 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Transcript from Telstra Fibre to the Node Briefing – Teleconference
Attached is a copy of the transcript from today’s Telstra Analyst Briefing on fibre to the node, for release to the market. The Q&A transcript will also be released to the market when available.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

TELSTRA FIBRE TO THE NODE BRIEFING
TELECONFERENCE 7 AUGUST 2006

ANDREW MAIDEN: Good morning everyone and thank you for joining today’s briefing. We apologise for the short notice. The reasons for that short notice will be apparent to you in a minute or two. Phil Burgess will speak. Phil is the group managing director for public policy and communications. When Phil is finished, you will be able to ask questions in the format described in the invitation and at the conclusion this call Phil’s comments and your questions and his answers will be transcribed and later this afternoon they will be posted with the ASX and following that Telstra’s consumer web site www.nowwearetalking.com.au. So I will now hand over to Phil Burgess.
PHIL BURGESS: Thank you, Andrew. I have a brief statement, after which I would like to answer any questions that you may have. For the question and answer part, I will be joined by two of my colleagues; Tony Warren, who heads the Telstra regulatory affairs, and Frank Hatzenbuehler who led our team in developing the high speed access service that I am going talk about a bit more later and who leads our cost studies program.
          I talked with ACCC chairman Graeme Samuel last Friday and again this morning. We discussed the progress we are making in the FTTN talks, that is the talks between Telstra and ACCC around the $4 billion high speed broadband fibre to the node network that we want to build to provide high speed broadband connectivity to four million households over the next 40 months.
          Both these conversations were substantive, frank and civil.

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Both focused clearly on issues, critical issues that continue to divide us. These issues are related primarily to two things: Actual cost and the way those costs would be recovered. I called the chairman on Friday because I wanted to alert him as to how we were thinking about these things and especially the cost issues. I also wanted to know the thinking behind his public comments for us to go public with our FTTN proposal.
          When we were talking again this morning the chairman and I agreed that we have reached an impasse in our FTTN deliberations and it is only fair for us to inform stakeholders, including Telstra shareholders, that this round of ACCC Telstra FTTN talks have failed. We have also agreed that the FTTN and the ULL agendas that we are discussing include important issues for Telstra, the industry and the nation and that we will continue to address these issues in a variety of forums including, when it is appropriate, direct negotiations with the ACCC.
          Let me talk a little bit about the chairman’s public comments last week that we should go public. He has urged us to go public with the FTTN proposal, in his words to see how the public, the competition, the commentators react. I told him Friday that doesn’t make any sense for us, for several reasons: First of all, we agreed with him and the ACCC to go public once we had some, what we called green lights and perhaps some amber lights from the ACCC, but no red lights. As things now stand we have some green lights, a lot of them and I will talk about those in a second, and amber lights but we also have some very bright red lights, so the conditions for going public have not been met.
          There is a second reason and that is the competition, going

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to the competition doesn’t make a lot of sense because the competition have already stated their opposition. For example, SingTel Optus CEO, Paul O’Sullivan, the leader of the opposition to a Telstra FTTN investment in Australia was quoted in The Australian on 11 August as saying: “Telstra’s fibre to the node network should not be allowed to proceed. We will do everything necessary to stop it.”
          I think it is unfortunate that these views exist in an industry that is so key to Australia’s future. In fact, there is no need to stop Telstra’s FTTN project. The fact is the FTTN project has been on hold since last year, last December, pending regulatory reforms that could safeguard the investment of our shareholders. As we reported in our year end summary last month, all aspects of Telstra’s transformation strategy are proceeding on or ahead of schedule and on budget, except for regulatory reform to achieve the FTTN deployment safeguard that will protect our shareholder investment. We initiated these talks with the ACCC in the hope that we could resurrect the FTTN project which has been on hold since December.
          The third issue the chairman raised about our going public was that the decision to make the investment could be informed by what the commentators think. The fact is that the FTTN investment will not be affected by what commentators think. The FTTN investment will be made if we are permitted by the ACCC to price the service at commercial rates, rates that reflect all of our costs and under regulatory conditions that protect our shareholders’ $4 billion investment from being pillaged by competitors. So the only thing that makes a difference in the short term is what the ACCC thinks. The ACCC holds 100 per cent of the decision-making power over the

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short term and can, with the stroke of a pen, set prices and make commitments that will advance the FTTN investment by Telstra.
          We have got a lot of tight time constraints on our side that are driven primarily by the Telstra transformation investment schedule. We did not want to submit a FTTN undertaking to the ACCC that would not be in the ballpark. Instead, we wanted an FTTN undertaking that avoided issues that could kill us from the outset. An undertaking that is dead on arrival helps no-one. These why we entered into these discussions in the first place.
          As matters turned out, the ACCC was unable to give us the green light we need to proceed. As a result, we will not be submitting an undertaking to build the FTTN. Because we will not be submitting an undertaking, no purpose is served by submitting a discussion draft of our proposal for review by the industry, though a detailed technical overview of our proposal will be available on “now we are talking” web site later this afternoon.
          I regret this outcome because households, businesses, government and non-profit enterprises are headed for a digital future that will be characterised by new band width-hungry applications. The need for advanced network technologies to cover the long distances, low densities and difficult terrain found in Australia will become increasingly apparent. The Telstra FTTN plan, however, has now been removed from the table, despite the best efforts of Telstra and a lot of hard work by the ACCC. The discussions we had with them were affable, they were professional, they involved a lot of hard work and I think both sides gave it a shot.
          But instead of success, the failure of the ACCC and Telstra to find a way to advance our FTTN plan is in my view a casualty not

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so much of the relationship that we had, but a casualty of confused, inconsistent and ultimately counterproductive telecommunications policies and regulations that discourage investment, including investment in new digital infrastructure. The failure of the FTTN talks is only the latest example. We tried to get across the goal line and I believe the chairman and his ACCC colleagues also gave it a go, but we didn’t make it.
          Let me just go into one other point before I turn it over to questions. Despite all the stumbling blocks that we had, and cost was the primary one, it is important to note the areas where we seemed to make progress and in some cases substantial progress and to reach provisional agreement. I say “seemed to” and “provisional” because at the outset we agreed that nothing would be agreed to until everything is agreed to. But I think it will be instructive for people to know the extent to which we really did find a lot of agreement on a whole range of issues. Let me just give you a sense for those.
          These talks were not scuttled by disagreement over access. Even though early on we were opposed to competitive access for all kinds of reasons — our shareholders after all are building this facility and, as the Group of Nine is already showing, anybody can build it — the ACCC had a different view. They thought access should be part of a new regime, so early on we made a major concession to keep the talks moving. That concession was our agreement to decide to design an FTTN access regime that would provide competitive access on commercial terms that could be approved by the ACCC. We also agreed to design that service so that it provided competitors with access on terms equivalent to those available to Telstra’s own retail

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unit. The result is our proposal for a high speed access service, we call it HAS, a summary of which will, as I said, be available later this afternoon on Now we are talking.
          Another point is talks were not scuttled over network management issues; that is, for example ULL would be shut down on an exchange-by-exchange basis as the FTTN was turned on. That could have been a stumbling block but they understood the logic and the wisdom of not having these two things simultaneously.
          Number three is talks were not scuttled by disagreements over transition management issues. For example, we agreed that competitors could have access to our build-out plans, including timetables, on an exchange-by-exchange basis to facilitate their transition, management and capital spending plans.
          Fourth, the talks were not scuttled by disagreements over the cost of the FTTN build-out. We essentially agreed on those costs. Number five, talks were not scuttled by disagreements over the cost of capital. We even reached agreement on that issue, which is often a stumbling block in these kinds of things.
          Number six, the costs were not scuttled by disagreements over the takeup rate used in the calculation of prices. Number seven, the talks were not scuttled by disagreement over FTTN service description, the bit stream service we call the high speed access service.
          The talks were not scuttled by disagreements over the cost of providing the high speed access service to access seekers, but we were in the process of working through differences related to the costs of the elements, both copper and fibre, used in providing bit stream. Those differences, in our view, and I think in the view of the

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ACCC, could have been resolved. The talks were not scuttled by disagreement over the principle that the burden of paying for service in high cost areas could be shared by all 10 million, should be shared by all 10 million (fixed line) telecommunications users in Australia.
          Finally, the talks were not scuttled by disagreement over the principle that a bit stream surcharge or subsidy would be the most competitively and technologically neutral way to ensure that Telstra could underwrite the shortfall we incur and will continue to incur in providing service delivery into high cost areas that we are obligated by law to do.
          In short, we reached provisional agreement, and I emphasise it is provisional agreement, on a wide range of very difficult issues that need to be resolved to create a new paradigm for regulating the IP space. We almost got there. The last few yards are always the toughest and we didn’t make it.
          So why did the talks fail? They failed because in our view we faced clashing world views on the issue of costs. We ran into trouble not on the principles related to funding high cost areas, but on the levels of funding required to deliver services to households and other premises outside the FTTN footprint, including people and communities in regional, rural and remote Australia as well as suburban areas outside the footprint.
          These differences centred on our view of costs and the ACCC’s view of costs. This is a fundamental point: When you can’t agree on costs, it is impossible to agree on prices and we are here today because our different view of cost led to irreconcilable differences on price.
          Let me just say a few words about funding high cost areas.

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Funding the high cost areas in rural and regional Australia was an issue from the outset because the high speed access service would have to generate revenues to fund cost not covered by the universal service obligation fund. We have been discussing this issue with the ACCC since late 2005.
          It is a long-standing policy of the Australian Government to protect the interests of telecommunications users in regional and rural Australia. In its current form that policy involves imposing on Telstra a range of obligations to supply services to those users to regulate quality standards at prices that are no higher than those we charge to consumers in the metropolitan area. We agree with that policy and we agree with the social compact that includes a national, uniform price.
          It is a policy that seems to have the support of most Australians who believe that people in the bush should have the same access as people in the cities when it comes to telecommunications and that access should be at roughly the same price, but we also require that our shareholders be compensated for the costs that policy imposes on us.
          These costs are simple to understand. When you are building or maintaining a network of any kind, an electric power grid, a gas pipeline, highways, railroads or a telecommunications network, there is what I call the DDT factor. DDT refers to distance, the longer the distance the higher the cost; density, the lower the population density the higher the cost, for example the low population density from sprawling suburbs to rural areas compared to a down-town central business district are huge, the differences; and terrain, the more difficult the terrain the higher the cost, for example providing

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telecommunication services to mountain areas or islands or swamps is enormous.
          I was recently up at Tiwi Island where we saw first hand the enormous cost of servicing a pay phone. We provide services in non-metropolitan areas at prices that are a fraction of the costs involved. Just this month we spent $63,000 to provide a single service to a customer in Mount Macedon by boring under an environmentally sensitive area to provide a line. There is a project currently ongoing in Kirup in south-western Western Australia where it is costing $107,000 to plough several kilometres of cable, some of it through rock, to provide a single service.
          So even though these costs are higher for telecom services in non-metropolitan areas, the government’s policy of national uniform price means the price is the same as a low cost central business district and that’s a policy that we agree with. The result is that revenues from the high cost areas do not cover the costs which in some cases are more than $50,000 just to connect the phone line to the network.
          The result of the shortfall between the low nationally average price and the cost, which exceeds the price in high cost areas, this shortfall has to be recovered from somewhere. As matters now stand, there are two sources for that recovery: One is the universal service obligation which most people know about and we can talk about more in detail. The other is through cost subsidies and both of those are part of the way that we maintain a national uniform price in this country.
          The bottom line is that the ACCC can’t keep cutting wholesale prices in cities where the surplus comes from to pay for the

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bush and expect Telstra to continue to fund the bush. The money just won’t be there, and those kinds of issues were discussed repeatedly during our conversation.
          The ACCC accepted the principle of a surcharge or a subsidy, but there was no meeting of the minds on the amount required. What the ACCC was willing to contemplate in terms of an amount would not have come close to covering the costs involved. In fact, in our discussions we centred in on costs that were as low as $1.77 a month to costs that were as high as $13.63 a month. Those are very difficult gaps to fill.
          The bottom line is that two world views are clashing; one, the policy world view of the government, established in law for a national uniform pricing or price averaging for retail consumers to generate funds to subsidise the bush, which is also the world view of Telstra, and the world view of the ACCC, which has priced the averaging for wholesale providers that, with increasing competition and lower ULL prices, will destroy the financial foundation of the government’s policy of urban/rural parity and the government’s choice of funding mechanisms, the cross subsidy model.
          So, when all is said and done, the problem you see is really not between Telstra and the ACCC; it is a conflict within the government between the policy making arms, the ministries and Parliament and the regulatory arm, the ACCC. The government needs to get its own policy house in order before there will be progress for all Australia on the FTTN talks. Until that happens, Telstra shareholders will be caught in the crossfire of conflicting policies and approaches inside the government, with the government and the ACCC wanting our shareholders to pay the costs of confused,

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conflicted and counterproductive telecommunications policies and regulations that discourage investment in new digital intra-structure. Because we will not let that happen, because we are going to protect our shareholders’ investment, we have had an impasse. That, in a nutshell, is why we hit the wall on FTTN.
          If there are any questions, I will be happy to take them and Tony Warren and Frank Hatzenbuehler are also here to do that. (Q and A follows.)

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7 August 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Transcript from Telstra Fibre to the Node Briefing – Q&As
Attached is a copy of the transcript of the Q&As from today’s Telstra Analyst Briefing on fibre to the node, for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

TELSTRA TELECONFERENCE 7/8/06
Q AND A
QUESTION: (.Jesse Hogan, The Age.) Good morning Phil. The issues you did get agreement with, like network access and the replacement of ULL, seemed to be a lot more contentious than price. Does this mean your decision to withdraw is purely a cost decision rather than a philosophical decision about access for competitors?
PHIL BURGESS: That’s a very good question and an insightful question, too, because I think most people would have said five months ago we will never reach agreement on those kinds of issues of network access and so on. So, yes, I am very proud of, I think Graeme Samuel also is proud of the progress we made on some very tough issues. But, yes, the price was the reason, price was the reason, price and cost were the reason that we reached the impasse and that’s reason enough because people invest in companies like Telstra or BHP or any other company because they want to get a return on their investment and we are going to do everything we can to make sure shareholders get a good return and when you start giving away your assets by below cost pricing, you are not serving your shareholders and we are not going to do that. We are going to do everything we can to protect their interests.
QUESTION: Just a second one. You said Telstra would not invest until the ACCC recognised the actual cost. Assuming G9 thought that the actual cost was fair, has this changed your position on co-operating with G9 either as an investor or someone that would buy wholesale access from a network if it went ahead?
PHIL BURGESS: I think if the G9 can do this at a lower cost, they ought to do

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it, and if they succeed in doing it, then we will be first in line to be access seekers, so that is something that is their decision to make and if they decide to go ahead, that’s fine.
QUESTION: So there is a possibility of being an access seeker but still not interested in being part of the actual project?
PHIL BURGESS: Sol Trujillo has made clear, and I agree with him, that if you look around the world it is hard to find very many examples of successful consortiums of this kind. I think it is better if one company takes a risk, makes the investment, builds it out, manages it, tries to serve their customers as best they can.
QUESTION: (Jennifer Hewett, the Financial Review.) Hi, Phil. You were talking about the idea of cross-subsidisation and the fact that Telstra accepted that was the government’s view. But it seems that you will still be up for a lot of extra costs as far as you are concerned in cross-subsidisation, so I don’t quite understand why the FTTN, stopping the FTTN stops the problem for you.
PHIL BURGESS: Well, it doesn’t. The issue of being recompensed for the cross-subsidies that we are required by law to provide has been on the table for a long time and will continue to be on the table. The FTTN would have only hastened the decline in the cross-subsidy pools that would have been available, so we are not going to engage in a new investment costing $4 billion that is just going to hopefully bring more revenues in on the IP side, but hasten the depletion of revenues that would otherwise be used to fund services to the bush, so that’s an issue that is going to be with us, it is still with us, but if we stayed in the FTTN talks and accepted them, we would be in even deeper water than we are today.
QUESTION: This comes up of course just days, really a week before the

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government has to make a decision on the further privatisation of Telstra. What impact do you think this will have?
PHIL BURGESS: I don’t know. I haven’t really considered that. I mean I have actually gone for a whole week without thinking about T3. T3 isn’t our issue. Our issue is to serve customers and to advance the interests of shareholders and to hopefully build out wall-to-wall broadband services in this country through a combination of landline and wireless services and T3 is an issue for the government. They make all the decisions related to T3 and Sol and our leadership have pledged repeatedly, both in public and in private conversations, that we will do everything we are called upon to do to cooperate with the T3 process. We want to see T3 go forward, we want to see the sale, the retail sale happen, we want to see the entire block sold if possible, so we are in favour of T3, but it is not something we have any control over.
QUESTION: (David Crowe from the AFR.) Hi, Phil. Last December when the Federal cabinet was considering the ULL issue, out of the cabinet meeting came a statement by Helen Coonan on price parity with regard to ULL. Is that the fundamental government decision which made this fibre to the node project not possible? Do you trace it back to that decision?
PHIL BURGESS: Not at all. I mean the fibre to the node, the decision to do fibre to the node is because that is what we want to do to bring new integrated services to the country. That’s what the country needs to move into the next phase of the digital revolution as these band width-hungry applications begin to arrive in education, health care, all these other areas, and the decisions that were made last December by the government on ULL really didn’t have a bearing on

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this one way or the other. These plans were in the hopper last summer, last winter, last July and August and nothing that happened around the ULL at that time was related to these.
QUESTION: A follow-on question is earlier at the very start you talked about this round of talks with the ACCC. So in what circumstances could there be another round of talks with the ACCC? Would that for instance require government legislation to clarify this issue?
PHIL BURGESS: I think there is clearly a conflict between the policy-making branch of the government and the regulatory branch of the government. The policy-making branch of the government wants a national uniform price, the regulatory branch of the government is pushing for de-average prices which would have much lower prices in low cost areas like the central cities and much higher prices in the high cost areas like the bush.
          If you are a theoretical economist, the point of view of the ACCC is unassailable, but in a country like Australia where you have 80 per cent of the people living in highly urbanised areas on a huge continental-size country, theoretical economics begins to break down because of the DDT factor, because of distance, density and terrain, and so that has to be fixed whether that gets fixed through legislation or whether that gets fixed through the principles sitting down and talking.
          However it gets fixed, it is not going to get fixed by us, it is going to get fixed between the ACCC and the government and as far as we are concerned we will be dealing with the ACCC every day on all kinds of issues and as far as this issue is concerned, whether it is ULL or fibre to the node or any of these other big issues, as soon as we see there is an opportunity for making some progress, we will be

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at the table if they will have us. I mean, look, the relationships that we developed I think with the ACCC and the senior staff and the working staff over there I think were very good. We, Graeme Samuel and I, talked at least once a week on the phone and met frequently until the end of June and talked after that on the phone and exchanged e-mails.
          I think the important thing is that I think we built some trust, I think we built some credibility. We just couldn’t reach decisions, a decision. We had a conflict in world view, we had a different view of how the world worked, we had a different view of cost and yet those differences of views were always carried out in the most professional and I have to say even sometimes with a lot of levity. I mean it was a good working relationship and when I talked to him this morning I told Graeme that I hope we can continue to find a way to address these issues in a professional way because we have to get it resolved, we have to get it resolved for Telstra, we have to get it resolved for the industry because this industry is not very healthy right now.
          All you’ve got to do is read the stuff that’s coming out from the other competitors and it is not good for Australia to be where we are among the OECD countries, ranked towards the bottom of the list. We are moving to an era, not in 10 years or five years, but over the next three to four years where there are going to be major new opportunities to improve productivity and for businesses and educational institutions and health care institutions and there is going to be huge new opportunities for household management and consumer convenience, but these are going to require a lot of band width. You have places like Korea and Japan already moving to 100

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megabits and here we are begging for the right to have our shareholders protected to build out a 24 megabit system.
          So, we think that it is time for people to kind of get their head out of the sand, look around, see what’s going on around the world and realise how this country can be very badly damaged if it doesn’t play catch-up soon because, once you get far behind, business starts going other places and habits are not formed that would otherwise be formed. I think that we need to continue these discussions with the ACCC on a whole range of issues and with the government to make sure that we get the right policy and regulatory settings for the industry and the country.
QUESTION: (Lyndal Mcfarlane, Dow Jones.) Hi, Phil. Just wondering if this outcome represents the horrendous regulatory outcome John Stanhope was talking about with regards to the dividend policy.
PHIL BURGESS: I can’t speak to that; that’s above my pay grade. I think that’s an issue for the board and for Sol Trujillo and John Stanhope and I have no idea what the impact on that kind of thing is.
QUESTION: Okay, and the contract with Alcatel, what will happen there? Will that be cancelled?
PHIL BURGESS: Once again that’s above my pay grade. It’s been on hold since December and what has happened to that will be a matter for Greg Winn and Sol and John Stanhope and others who are over this. What we do is try to — you know, those guys are in the business of running the business in the existing environment and we are in the business of trying to change the environment and how they do things in the environment they operate in is not something I know a lot about or spend a lot of time on. I know my job is to try to create a more favourable environment to grow the company, to protect

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shareholders and to make it possible for our business units to serve their customers more effectively.
QUESTION: (Alan Kohler from Fairfax.) Just to be clear about it, are you saying that Telstra’s refusal to invest in fibre is caused by the mismatch or the disagreement between the government and the ACCC over averaged or de-averaged prices between the bush and the city?
PHIL BURGESS: Yes.
QUESTION: That’s it?
PHIL BURGESS: The fact is that until they decide whether they are going to have — they can have de-averaged it at wholesale like the ACCC wants to do and then de-average at retail. If they want to have it averaged at retail like the government wants to do, then you have to average it wholesale.
QUESTION: And you wanted to have a subsidy on the city, is that correct?
PHIL BURGESS: That’s what the government policy is and we have no reason — we are agnostic on that. We just say no, they have to be together. We are agnostic on whether you have average retail at wholesale or de-average retail at wholesale, but you can’t have average in one place and de-average in the other; it doesn’t work. It’s like fingers on a chalk board and drives everyone crazy, so what’s happening now is that the policies of the government for national average price, the ability to implement that has been undermined very systematically and very rapidly by the policies, the regulatory policies of the ACCC which are de-averaging.
QUESTION: This doesn’t just apply to fibre, this applies to everything, right?
PHIL BURGESS: Sure.
QUESTION: So are you saying Telstra will not invest in anything until this is

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resolved?
PHIL BURGESS: No, because in other areas we don’t face this issue. I mean in the non-regulated areas such as wireless it is not an issue, so what this means is that we will simply live by the rules as they exist and we will continue to do the other things that we are doing. We are building out a 3G network, we are doing a number of other things that we announced on 15 November and we will continue to do those.
QUESTION: (Gary Barker from The Age.) Hi, Phil. How far do you think, looking at it from the user’s point of view and the need to have band width, will the 850 megahertz network fill the gap anywhere in there? Is it an alternative, or not?
PHIL BURGESS: I think the 850 network will be a huge boon to the whole country. It is going to cover 98 per cent of the population and population centres and I think that it is going to make a huge difference, but there are limits to how much band width you can get out of a wireless system. I mean physics establishes that, not Nokia or Telstra or anybody else, so there are laws of physics that we run up against pretty quickly. If we start thinking about the kind of band width that the Europeans are dealing with, that is 50 and above, that the Japanese and the Koreans are working with, 100, or the kind that is now emerging in the United States where most of the DSL is 20, most of the cable is 30, we really need to have a landline build-out of fibre and there are all kinds of reasons for that, but band width speed is one.
          There are others that are also important related to security, reliability, those kinds of things, but I think what we need is a combination of technology. We have a situation now where the regulator is really favouring some technologies over others, favouring

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some providers over others and this just has to get worked out before we can get a healthy industry in this country and may mean the kinds of investments that need to be made. We are not investing in this country in infrastructure and all you have to do is international comparisons to see the extent to which that’s true and why people aren’t concerned about that puzzles me but I think that at some point people will have to wake up and smell the roses on this.
QUESTION: (Michael Sainsbury, The Australian.) A couple of questions. The first one is what sort of alternatives are you now looking at as part of the fixed line broadband deployment to get high speeds to customers? The second one is with your description I guess of a confused regulatory settings between the government and the ACCC, obviously these are things that Sol Trujillo and John Stanhope have to talk about to investors if they are trying to sell the shares in T3. I mean, why would people invest if this is the message coming from management?
PHIL BURGESS: Say your second point? I didn’t get the second one. I got distracted here, so say the second one?
QUESTION: The second one is about your description of the regulatory settings being confused and unworkable and there is no reason for Telstra to invest. I mean if Sol Trujillo and John Stanhope are going out to investors trying to sell T3 means there is going to be a confused message there, you know, “Come and invest in our company but we don’t think it is worth investing money in ourselves.”
PHIL BURGESS: On the first question on the fixed line, I can’t answer that. Once again that’s not what I do and that’s going to be for Greg Winn and others to answer. On the second one, though, I think Sol and John Stanhope and others have made clear from the outset that they

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are going to support T3 in every way that they can, but they have also said they are going to tell the truth about what the regulatory and other risks are here. I mean that’s their obligation and that’s what they are going to do and if the regulatory settings here are a problem, they are going to have to say that.
          I mean there are a lot of good things going on in Telstra and you wouldn’t know that by reading the paper but there are some incredible things happening with transformation and those are things that they are going to be talking about, but they are also going to be talking about the value-destroying regulations that weigh heavily on the financial performance of this company. The bottom line is that we have to recover our costs in everything that we do and we have to have the opportunity to make a competitive return on our investment.
          Nobody gets upset with Macquarie Bank or with Woolies or with anything else when they are very successful, but if we get to be very successful we have people say, “That’s an unreasonable return.” Well, our view is that our shareholders want us to make large returns, they want us to be very successful and that’s what we intend to do and so, when they do the T3, if our leadership has to go on the campaign trail, and I’m sure they will, and number one and number two I’m sure they will have a great story to tell and, number three, I’m sure there will be some down sides in that story, one of which will be the regulatory setting but how they destroy share value.
QUESTION: (John Durie from the AFR.) A couple of questions. Firstly, there’s been several — you said you agreed on the weighted average cost of capital. There have been several figures out there, one of 11, one of

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15, one of 18, so which one of those did you agree on?
TONY WARREN: We will put out a statement this afternoon with more of the cost details. It is probably best if you have a look at that, John.
QUESTION: You can’t tell me that now?
PHIL BURGESS: We are going to have a paper out this afternoon that has a lot of the details.
TONY WARREN: I don’t have it in front of me, John, is the bottom line and the fact was it wasn’t the biggest issue on the planet so the other issues came back, the other issues that bit back are the ones we were more prepared to talk about now.
QUESTION: Okay. Is the ACCC going to come up with a decision in the next few weeks on one of your arbitrations on ULL pricing in which they are going to use a de-average price so what are you going do about that?
PHIL BURGESS: We will have to wait till me see it. The one thing for sure is that we have an average price around the country of $30. We have a price in band 2 where most of the customers are of $22 and there are indications that they may be thinking about under $22. If they do, that simply takes the money out of the pot that would be used to fund high cost areas, number one. Number two, we have the question about what is the rationale for this. The cost of petrol is going up, the cost of trucks is going on, the cost of copper is going up, the cost of labour is going up, so it makes one wonder where do you get these kinds of 10 per cent and 20 per cent reductions in cost and it also makes you want to ask where are the cost studies on the ACCC side?
          I mean they have made clear to us they don’t like our cost studies and we have gone back and tried to update our cost studies,

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update our data, get a better hand on what we are saying, but we haven’t seen their cost studies on any of this. I don’t know what accounts for a decision they might make or they’re reputed to be in the process of making that would lower that $22 band 2 price to something south of $20 and, if that happens, what they are really doing is declaring war on our shareholders because we have statutory obligations to fund high cost areas and the only way that can be done with this kind of action is to take it out of our shareholders’ back pockets and that is not something that management is willing to do.
QUESTION: So is that what today’s exercise is all about, just to get the war settings right, because you know that’s what they’re going to do. They have already said they have rejected your $30 price.
PHIL BURGESS: We think one step at a time. Right now we are dealing with FTTN issue and, whatever happens in other areas, we will deal with those when they come along.
QUESTION: Can I ask another question? There’s been the 850 megahertz. Could you tell us how that’s going along? There have been some reports that there has been a lot of trouble with the build of it.
PHIL BURGESS: The 3G 850 network is proceeding ahead of schedule. It is under budget and so far things are going very well. I read that report you are referring to, but I didn’t read that anybody was quoted in it. It just said somebody said. I don’t know if it was over the clothes line or the TV set or where that somebody said something and who that somebody was and whether it was one somebody or many somebodies, but the fact is that I think that people in Australia are going to be very proud of the first nation-wide 3G network built more rapidly and to a larger area than any other 3G installation in the

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world. It is going to be a world-class achievement that will I think get world-class attention and it is a great gift to regional, rural and remote Australia because we are going to have lots of people out there, within a year after we light it up, they are first of all going to have over one and a half megabits and within a year upwards of 14 megabits and that’s the kind of service delivery that we are trying to achieve with these kinds of innovations.
QUESTION: One final question. From your HFC cable what sort of band width can you get there?
PHIL BURGESS: Say again?
QUESTION: Using your HFC cable, the existing one.
TONY WARREN: Currently, John, we have a 17 megabit service out there, as you know, and that’s what we are offering at the moment. Just to go back to your earlier question on the WACC, Telstra’s starting point was 11.02 WACC. We agreed to reduce that as part of the discussions down to 10.32, so I think that shows some of the fancy that has been in the press.
QUESTION: So you started at 11.02 and reduced to 10.3?
TONY WARREN: 10.32, and the bottom line is this wasn’t a major stumbling block in the discussions. As Phil said, the major stumbling block in discussions was around how much the FTTN high speed access service contributes to the upkeep for the rural network and the bottom line is that gap proved to be just impossible to bridge.
QUESTION: Is that something to be redressed by a large government subsidy?
PHIL BURGESS: By a large what?
QUESTION: Government subsidy?
PHIL BURGESS: I think the point is that there are all kinds of ways to do it. You can close that gap. If you want to have nationally averaged

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prices, which is the policy of this country, which we agree with, then there are all kinds of ways to pay for it. One way to pay for it is through an industry-funded model like the USO here in Australia; another one is through a government funded USO model which is found in some other countries around the world; another way to do it is through cross-subsidies; another way to do it is through vouchers. There are all kinds of ways to pay for nationally averaged prices.
          In this country the decision has been made to pay for it using two mechanisms: Number one, an industry-funded universal service fund, which by the way goes down 8 per cent every year and, number two, supplement it by cross-subsidies where the nine million people in urban areas subsidise one million people in rural areas. That’s a perfectly rational way to do it. We are agnostic on how it’s done; it could be done any way the government wants to do it.
          The only thing that we care about is that it is done in a competitively neutral way, number one; in a technologically neutral way, number two; and number three, that it pays the full cost of providing the services that we are required by law to provide to high cost areas and those three standards need to be met in any good public policy. You don’t want to favour one company over another, you don’t want to favour one technology over another and you don’t want to do this in a way that forces a company to pick the pockets of shareholders in order to pay bills it is legally required to pay. That is, it’s the right thing to do.
QUESTION: (Fergus Maguire from Bloomberg.) Gidday, Phil. Can I just clarify: Now that you are not going ahead with fibre at this stage, will you be increasing your investment in your pay TV table?
PHIL BURGESS: Once again, Fergus, I don’t know the answer to that. That is

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something that is for other people to deal with. I can tell you one thing. Let me go back to something I said earlier. In this company what I think people don’t know because they are interested in other things is that everybody is totally focused on this transformation. Everybody is working hard to change this company. You know, while people write these stories about bright star and $70 million really isn’t very much money after all and (indistinct), those kind of things, the fact is we have got people out digging holes in Australia, digging trenches across the landscape, putting fibre in to connect the 3G towers to give this country more capacity, telecommunications capacity. That is what we are doing.
          We are not issuing press releases like the G9 group, we are not talking about doing things. We are actually out doing things and on July 1st we put out a report of 27 pages we tried to outline for the media and for our shareholders and others the concrete achievements that have been realised since last July and especially since November of 2005 and we have got a very positive response from our shareholders on that. So, our focus is on doing things and people like me, I am focused on trying to change the environment in which we do things, but the rest of the crowd around here are people who simply have their nose to the grindstone trying to make the transformation work on schedule and under budget and so far things are looking pretty well.
QUESTION: Given that, as a part of that transformation, the fibre network and the new services that were going to be offered over that were such an important part of that transformation, how is Telstra going to be offering all these new content and media services that they want if they don’t have a fibre network?

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PHIL BURGESS: Once again, that’s something I think you will hear Sol talking when he is ready to talk about it. Sol is a guy — and I don’t think I have been to one senior team meeting since I have been here where Sol hasn’t surprised everybody with a new idea for something that we can do with one or another of our platforms. I think that when we are ready to announce what we are going to do, we will be ready when we are prepared to do it, that’s when we will announce it and that’s when people will know.
          I mean, we live in a competitive environment. Even though there are some in certain quarters here who don’t believe that, we live in a very competitive environment and we have a leader now who is a competitor to the bone and so I think what you are going to see from us is hard, aggressive, competition in every single market with every single market segment and as new opportunities come along to do things on one or another of the platforms we have, you will hear about them and we will see results from them. But we are not going to be saying in advance what those are.
QUESTION: (Malcolm Maiden from The Age.) Hi there. I am wondering whether from your perspective the impasse that you have reached in the regulatory settings as they now stand preclude a more limited fibre roll-out in the denser urban areas.
PHIL BURGESS: Once again, Malcolm, when that happens it will happen. I mean we are going to do everything we can to be effective competitors and what form that takes will be announced when it is announced.
QUESTION: Is that a no?
PHIL BURGESS: We are not going to announce it in advance.
QUESTION: Thanks. And you said that you hadn’t seen from the ACCC any costings by the ACCC. Was that a ULL comment or was that also one

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that applied to the FTTN discussions?
PHIL BURGESS: I think one of the frustrations we had with the discussions with the ACCC is that they ask us what our costs are and we tell them and then their response is “I don’t like that cost.” Well, why?
QUESTION: That’s during the FTTN discussions?
PHIL BURGESS: During any of the discussions that we have had and, if they don’t like them, then why don’t they like them? I mean, on the one hand we use things like invoices and other hard costs we have paid to establish what we our cost basis is and if the other side doesn’t like it, then we need to know why. To me a cheque book stub is worth a lot more than an economic model in terms of establishing what a cost is and we deal in cheque book stubs.
QUESTION: Okay. Thanks.
QUESTION: (Rhys Haynes, Australian Associated Press.) In the last couple of minutes Graeme Samuel has just told a colleague of mine that he is bewildered and disappointed by Telstra’s decision to abandon the negotiations and he is not sure why it has killed off the negotiations, so I just wanted to get your thoughts there.
PHIL BURGESS: I talked to Graeme, as I said, Friday. I talked to him again this morning and I think that one of the - - -
QUESTION: Why did he come out and say these things, then? I don’t understand why he would come out and contradict you, that’s all.
PHIL BURGESS: How is he contradicting me?
QUESTION: He just kind of made it seem like you both agreed to disagree but he seems a lot more disappointed than - - -
PHIL BURGESS: We had a very explicit agreement when we talked this morning, that it is best to call these off and then come back with fresh eyes to the range of issues that we are considering and when we

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come back, I think the exact phrase I used was whether it is this week, next month or three months from now, whenever it is, what we want to do is to keep the doors open.
          Look, there is nobody more disappointed than I am about the collapse of these talks, but we reached the point where we are at $13 and they are at $1.77 and we weren’t getting any closer and I think that, when that happens, the best thing to do is to go back to the drawing board and figure out what can be done next. I told Graeme this this morning. I said my hope is that we can find some way to work together to develop an approach to costings that they can be comfortable with, a fully transparent approach that they can be comfortable with, that we can be comfortable with, that will show our real costs so that we can move on to the real decision which is price. Price is what we have to be able to agree on and if you can’t agree on costs, you can’t agree on prices. That’s just as fundamental as any rule in business, so I am disappointed, as he is.
          When we talked this morning I think both of us expressed that disappointment. I think both of us — I don’t think — I mean both of us agreed, because I wanted to make sure that one of the things we agreed to early on is that, if we decided these talks were not going any place, that we would talk to each other first. He kept his side of that bargain, I kept my side of that bargain and today we agreed that we would terminate the discussions for now and I don’t care whether you use the term “terminate” or “suspend” or whatever you want to call them.
          We are going to be working with the ACCC every week on one issue or another and we are going to be working with the ACCC on big issues like ULL and hopefully at some point again fibre to the

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node, so we have built a great asset, I think, in the trust that exists on both sides as a result of these talks and I hope that isn’t undermined by anything that happens because we weren’t able to reach agreement at this time. But I think my disappointment is as great as his.
QUESTION: So this morning was he quite happy for you to come out and say that the negotiations were over, or did he sort of say to you should we keep going with this or was it just your decision to say it’s over?
PHIL BURGESS: No. I told him that we had reached a conclusion over this weekend that we didn’t see a lot of reason to continue and kind of asked him by implication does he see any reason not to continue and he didn’t. I mean he didn’t have any response that indicated he saw reason why we should continue.
          From the beginning we have had the understanding, and I am going to spell this out more later today, but we had what kind of what Graeme called a green light, amber light, red light approach and we both wanted to get to a position. The ACCC can’t approve anything, they can’t endorse anything, but they can say we think that where we are is worthy of industry discussion and there are some green lights, a lot of green lights, some amber lights but no red lights. The problem we had was we had a lot of red lights and we had a couple of big red lights and those red lights really led us to the conclusion that we really need to get back to business and it isn’t going to be FTTN, it is going to be other things.
QUESTION: Thank you.
QUESTION: (Patrick Russell from Merrill Lynch.) I think my question has already been asked. It is in relation to plan B, the HFC network and what the plans might be to (indistinct).

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PHIL BURGESS: Yes. I can’t answer that. That is something you may want to bring up with Sol or John Stanhope or others but that’s not something we do.
QUESTION: (Andrew Hines from Morgan Stanley.) Hi, Phil. I guess you have been running this campaign for 12 months or so on trying to get the regulatory environment in Australia changed with not much success. It is not just the ACCC, I guess the highest levels of government have said they are not going to change the rules and try and appeal the line sharing agreement from the ACCC to the Australian (indistinct) tribunal who also upheld the costings of the ACCC. Do you think it’s time now to (several indistinct words). One way to get around the regulation here is to separate those parts of your business that are heavily regulated from those that aren’t and leave the regulation to the regulation and get on with the retail part of what you can control?
PHIL BURGESS: I don’t know why anybody would want what happened to BP to happen to them, but, look, let me put it this way: You know, in this country like in my country there are lots of laws and regulations that people adhere to but don’t make a lot of sense and the people who oppose them or suggest they ought to be reformed are always looked on as somehow “why don’t you just live with the rules the way they are”, but fortunately for this country the people who wanted to float the dollar, who were viewed as kind of silly for a long time, you know, turned out that their views prevailed and everybody looks back and says, “You know, when we changed the rules and started to float the dollar, things got better.”
          The same way on tariffs, I mean you had high tariffs for a long time and you had a bunch of crazy people out there who decided

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we ought to have tariff reform and a more free trade approach and people who kind of said, “Why don’t you just play by the rules and not worry about these things?” In fact, this country is prosperous today because you had tariff reform and you started to float the dollar. So my view is that the rules that exist in this country prima facie are not good rules for investment in telecommunications. I think the evidence is overwhelming to support that. That is number one.
          Number two, I think the evidence is overwhelming that the future for the next 25 years for most of the developed countries is going to be shaped by biotechnology and telecommunications. I don’t know what the biotechnology industry is like in this country, but I do know what the telecommunications industry is like and we have to have a healthier, more competitive, more aggressive industry that has more freedom to invest and to explore and to take risks than we have now.
          There is a third point and that is that telecommunications has the biggest impact where distances are long, where the terrain is difficult and where the densities are low because those are the places where — because telecommunications is the death of distance, but it costs a lot to do it, it costs a lot to get a stranglehold on the distance issues and so that is only going to be handled by investment.
          We do not have a pro-investment policy in this country, so I appreciate what you are saying and I think everybody ought to have some humility, but the fact is I think that, despite the resistance, despite the inability to get people to see things our way, I do think we have made progress and I do think that the positions we are taking, which is a pro-investment, pro-consumer, pro-innovation, pro-growth

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approach for this country is the way to go and we are going to continue to talk about that to our shareholders and to the public and hopefully people will come along just like they did on floating the dollar and getting rid of onerous tariffs.
QUESTION: You don’t see any merit in separating Telstra into structure and retail components?
PHIL BURGESS: What’s the merit?
QUESTION: Just in terms of having a regulated part of the business that can operate separately and then a retail business that competes for equal access to that infrastructure along with all the other competitors.
PHIL BURGESS: The point is I don’t know where that’s worked very well.
TONY WARREN: Andrew, it is Tony Warren here. Let me just add to that. When you see the details of what we proposed this afternoon in these discussions, I think you will see very clearly that what was proposed was very much equivalent access to this large investment. The problem here, Andrew, is that we needed to get the settings right to make sure that that investment was commercial and the regulatory regime in this country which you have derided us for trying to change for the last year doesn’t allow for those settings to be correctly put in place and as a result we have decisions like today where unfortunately a substantial investment that would be very beneficial to a large number of Australians has been killed off.
          I mean this is not something that we look at and say “This is fantastic”, this is something we look at and we are all quite disappointed on, but that’s the nature of the beast, that’s what the regulatory regime has imposed on this company and this country and, until it gets changed, this country is going to be stuck in the slow lane.

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QUESTION: (Tim Smeallie from Citigroup.) Phil, if we look back at November, I guess there were three factors underpinning the new strategy. One was business transformation, the other was a ULL at $30 and the other was FTTN to deliver the growth from 2009 onwards. Given two out of three of these are no longer occurring, should we expect to see a new strategy outline on Thursday, is probably my first question. And, secondly, are we now really reliant on the G9 to prevent Australia becoming a broadband backwater given the technology problems with DSL?
PHIL BURGESS: On the first one, Tim, I can’t say. I’m going to be fighting for a front row seat there just like you are to hear the answer. On the G9 thing, I don’t know. I hope we are not relying on the G9 because I haven’t seen much from them except press releases. I mean what we had in our case for the FTTN, we had a deployment plan which we shared the deployment plan for Melbourne, I think it was — Melbourne or Sydney, I think it was Melbourne — with the ACCC one day showing exactly the exchanges, where things were going to do, what the footprint was and so on. We also had a capital spending plan, we also had arrangements with vendors to build it, so I am not sure what the G9 has. If they build it, I think it will be a good thing and, as I said, we will be access seekers.
QUESTION: Phil, would you say given the problems with DSL that we are looking at trending back to dial-up speeds within five years if we are relying on DSL?
PHIL BURGESS: I wouldn’t say go back to dial-up speeds but I do think you are not going to have the kinds of speeds that are increasingly demanded by the band width-hungry applications that are anticipated and coming forward in some areas. I think that Korea

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and Japan are moving to 100 megabits for a reason and that’s because, number one, people want that, not because they want to have faster speeds, but because they want applications that require those faster speeds, and the same thing is true in Europe and also in the United States where people are moving up the speed limits because the applications require those kinds of speeds and that is why it is so perplexing to us why a company that wants to build this out, has the money to do it, has a plan to do it, has the talent to do it, is being prevented from doing it because of the unwillingness of the regulator to give us the financial assurances that we need to make sure our shareholders are not pillaged once it gets built.
          I mean, just last week the ACCC declared a new service and under the current regime, under the current legislative regime and other mandates that are available, they could do the same thing with the FTTN. So we are not going to build, we are not going to spend $4 billion just to have it taken away a year later or six months later by a regulator who decides they can set the prices better than the market.
SPEAKER: Ladies and gentlemen, we are going to finish at 1 o’clock which allows us three more questions.
QUESTION: (Laurent Horrut from JP Morgan.) I just had a quick question on the discussion with ACCC. You mentioned the fact that one of the differences were in fact the costs of providing services to the bush. I was just wondering what is the logic for you to (indistinct) because these costs on a network that was going to be available to metropolitan customers only.
PHIL BURGESS: The network wasn’t going to be available to metropolitan customers only. That was only the first phase. The first phase was the five cities. We said to the ACCC and they understood and also it

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will be apparent when you see the summary of our plan that we will make available later today, that the initial footprint would go to the five cities, but then it would expand within the five cities over time and also leap-frog to other cities like Hobart or Newcastle or Canberra or places where commercial opportunities develop, so the whole point is that this was not for the cities only.
          The second point is that the cities have always subsidised the bush. I mean that has always been the case, so I mean that’s one reason why this came up in the FTTN discussion because, if we have a new bit stream service we call high speed access service, if we have a new bit stream service, then the question is how are you going to continue to fund the cross-subsidy pool that’s used from the nine million people who live in urban and metropolitan areas to pay for the high cost areas that have one million people and that is why it would be irresponsible just to look at the cities. You have to look at the entire nation.
          Just as the government says let’s look at the entire nation, not just the cities, we are not going to have an urban-centric policy, we are going to have a telecommunications policy for the whole country; for the rural areas, for the bush, for the regional areas, not just for the cities, and that’s why we had to pay attention to some kind of a surcharge or other approach that would allow for the FTTN regime to fill the coffers of the cross-subsidy pool that’s used to subsidise services to the bush.
TONY WARREN: To be very clear, that’s been an issue that’s been on the table with the commission from the very beginning of these discussions. We made it very clear at the outset of these discussions that we would need to have some kind of contribution from the FTTN

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footprint as there is at the moment and would have to continue to be into the future.
QUESTION: But then isn’t the issue more the one of the universal service obligation funding, which is a different framework for that one, so it would have definitely confused the discussion in that sense.
TONY WARREN: The USO is — Phil I think made clear in his opening statement that there are two instruments in Australia to fund the bush. One is the USO, the second is cross-subsidisation. If anyone in their right mind believes the USO covers the costs in and of itself, I think they really need to go and have a look at that a bit more closely.
PHIL BURGESS: Let’s take an example. The last study done by government of the cost of the bush was done by ACA which is now ACFA(?). They said that it was $550 million, that was in the late 1990s, a year to provide services to the bush over and above the universal service, but the government decided last year, for example, that it really wasn’t 550, it was really only 170, so the universal service fund was cut to $170 million and of that $170 million Telstra pays $110 million, the other competitors pay $60 million, so even if we take figures that are going on eight to 10 years now, we are way behind in the amount of money provided by the universal service fund to cover those costs.
QUESTION: Just a last one, if I can. Can you just clarify: When you said that you are still talking with the ACCC and you will be talking to the ACCC in the future, are you still trying to work through the issues or from your end the discussion is very much terminated at this stage?
PHIL BURGESS: These discussions are terminated and Graeme and I agreed on that this morning. But, yes, we are still talking to them. We have to talk to them and they need to talk to us, too. I mean we are the largest telco in the country and they are the regulator and we need to

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be talking with them every week about one thing or another and we will and, as Graeme and I discussed this morning, at some point we are going to want to revisit these issues. I don’t know if it is going to be sooner or later, but at some point we want to revisit these issues as well as other issues.
          I don’t view this as a break with the ACCC, not at all. I think one of the consequences of this process has been that we have developed some good and trustful relationships and throughout this those agreements and trusts have never been broken. We came close a couple of times, we said we wouldn’t negotiate in the press and I think Graeme Samuel slipped a couple of times and I may have slipped a couple of times, I can’t remember, but the fact is that I think that we are going continue to work with them in every way we can and try to have as positive and constructive a relationship as possible.
QUESTION: (Ian Martin ... ABN Amro.) Just a couple of questions. First, the obligations that concern you here, the cross-subsidy on the national pricing, can you just confirm that just applies to voice and in particular to the basic line rental product for voice? Secondly, in relation to an earlier question about why you wouldn’t do this project that presumably is profitable now on the provisional access terms you have agreed, I think you said something like why do something that’s going to hasten the decline of revenue for this cross-subsidy. Just going back to the strategy day, though, I think the understanding was that it would hasten the decline of voice revenue, that the total pool of revenue would go up if you went ahead with this projects, that is the average revenue per customer or the share of wallet would go up because of other services you could sell.

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TONY WARREN: The first question about does the (several indistinct words) price control applies only to voice. However, you will probably know, as most do, that our ADSL broadband pricing is actually nationally uniform, so in practice we do in the broadband level apply uniform pricing construct.
          In terms of the comment about hastening the end of the cross-subsidy, let’s just be clear about what happens, right? At the moment the bush is paid for by the USO contributions, minimal as they are as Phil just expressed and, secondly, they are paid for by cross-subsidies. Now, those cross-subsidies are borne by Telstra retail customers when they pay their $30 a month basic access charge. If customers take a wholesale line under the current ACCC pricing arrangements, ULL and, if this went ahead, under FTTN, they would not be, on the ACCC’s preferred model, continuing to contribute to the bush. So, what Phil said by hastening this is at the moment they don’t pay it on ULL and under the ACCC’s proposal they wouldn’t pay a cross-subsidy on FTTN. Hence, the pool of money, if you like, for the cross-subsidy would be getting narrower and narrower as more and more wholesale lines are purchased.
PHIL BURGESS: The bottom line is if you can’t recover today’s costs, why invest another $4 billion? I mean, if you are not recovering your costs, you are not going to make it up on volume.
QUESTION: (Phil Campbell from Citigroup.) Thanks, guys. I just had a question on the kind of second and third derivative of this decision because obviously this is a first derivative decision you are making, but if we just look across the Tasman, several months ago Telecom New Zealand kind of made several decisions based on the first derivative and the second and third derivatives were extremely

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negative for that company.
          So my question to you guys is what discussions have you had with (indistinct) or the minister’s office and have you built in any risk for any similar types of decisions that may come out in terms of policy changes as a result of this decision?
TONY WARREN: First of all, let me take some umbrage about you comparing us to Telecom New Zealand. I think Telecom New Zealand is about where we were in about ’96/’97 now, so we have got a little way to go on that side of the channel. Look, clearly we understand that there are risks with all these decisions. Clearly we understand that and we have thought through very carefully what all of the second and third derivative items should be. But, putting it very simply, this company cannot invest $4 billion of its shareholders’ money if it doesn’t feel it can protect that investment and so that is in fact our first, second and third derivative obligation under the Corporations Act and we really do need to, I think, keep that squarely in our mind.
QUESTION: So if you are kind of, I suppose, doing some financial analysis on this, you can work out that the value that you would lose from building, say, $4 billion of fibre to the node, given if you agreed to some of the stuff (indistinct) is actually a better outcome than your analysis of the second or third derivatives.
TONY WARREN: We don’t ascribe to that (indistinct).
PHIL BURGESS: I guess time’s up. I just want to say thanks to everybody for coming. This was a big decision on our part and I wish we had a different result from these five months but I think a lot was gained in the five months. If you think back to the things I read out where we made substantial progress, I think they were important and I think that they will lay ground work for future work.

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     If we can help you in any way, let us know later this afternoon. We will have on our web site, now we are talking, some materials related to what we have been talking about this morning and if you want to get more information you can go there or feel free to call Andrew or Liz Jurman, our media staff, if you want to contact any of us to talk more about any of this.
     But I want to say in closing that Graeme Samuel and his colleagues at the ACCC worked hard with us to try to make this happen. He said when we started he would make this his high priority and he never disappointed me on that. I told him that we would make this our highest priority and we did. I think we have invested close to $2 million trying to make this project work because we had to undertake a lot of cost studies, we had to get lawyers involved to help us think through some of the legislative and other issues that were involved, so I think everybody on both sides made a big investment in the right spirit to make this thing work and I have high regard for Graeme Samuel and his colleagues over there and we are going to do everything we can to work with them in the future on the whole range of issues that touch us that they have jurisdiction over.
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10 August 2006
Office of the Company Secretary

Level 41
Company Announcements Office	242 Exhibition Street
Australian Stock Exchange	MELBOURNE VIC 3000
4th Floor, 20 Bridge Street	AUSTRALIA
SYDNEY NSW 2000
Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra Corporation Limited Financial Results for the Year ended 30 June 2006
In accordance with the Listing Rules, I enclose the following for immediate release:
1.	Appendix 4E – full year report

2.	Year end results and operations review – financial highlights

3.	Media release

4.	Full year financial report for the year ended 30 June 2006

5.	Directors’ report.
Telstra will conduct an analyst briefing at 9.30 AM and media briefing at 11.30 AM on the full year results. A webcast of the briefings will be available from 9.30 AM AEST at http://www.telstra.com.au/abouttelstra/calendar/calendarevent.cfm?ObjectID=745 and transcripts will be lodged with the ASX when available.
This Announcement has been released simultaneously to the New Zealand Stock Exchange.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra Corporation Limited and controlled entities	Preliminary final report
Telstra Corporation Limited and controlled entities
Appendix 4E
Preliminary final report
for the year ended 30 June 2006

1

Telstra Corporation Limited and controlled entities	Preliminary final report
Appendix 4E
Preliminary final report
30 June 2006
Telstra Corporation Limited ABN 33 051 775 556
Results for announcement to the market

	Telstra Group
	Year ended 30 June
	2006	2005	Movement	Movement
	$m	$m	$m	%

Extract from the income statement

Revenue (including finance income)	22,838	22,264	574	2.6%
Other income	328	261	67	25.7%

Profit for the year	3,181	4,309	(1,128)	(26.2%)
For fiscal 2006 and fiscal 2005, all items included in our income statement are considered to be from continuing activities.
During fiscal 2006, the following items had a significant impact on our income statement:
On 15 November 2005, we announced the results from the strategic review that was initiated on 1 July 2005. We unveiled a strategy for improving our business by:
•	introducing a company wide market based management system;

•	the adoption of a one factory approach to managing operations; and

•	delivering integrated services to our customers.
We also announced several key decisions and commitments regarding our process systems and products which will impact the future performance of the Company.
For the year ended 30 June 2006, we have recorded a number of redundancy and restructuring related expenses totalling $1,126 million associated with the implementation of the strategic review initiatives. A total provision of $427 million has been raised for redundancy and restructuring as at 30 June 2006. This includes $395 million recorded in current and non current provisions, $18 million recorded as a reduction in inventory and $14 million recorded as an allowance for other receivables.
The redundancy and restructuring costs include the following:
•	redundancy costs associated with the reduction in our workforce, including those redundancies that have been provided for;

•	the provision for restructuring costs associated with shutting down certain networks, platforms and applications, property rationalisation, onerous lease costs and replacing customer equipment;

•	the impairment of assets due to the decision to shut down certain networks and platforms that are no longer considered recoverable. This also includes the decision to cancel certain projects relating to the development of software and the construction of property, plant and equipment; and

•	the accelerated recognition of depreciation and amortisation of certain assets that, while currently in use, will be decommissioned as part of our decision to shut down certain networks, platforms and applications.
During fiscal 2005, there were no individual transactions that had a significant impact on our income or expenses that required specific disclosure.

2

Telstra Corporation Limited and controlled entities	Preliminary final report
Appendix 4E
Preliminary final report
30 June 2006
Telstra Corporation Limited ABN 33 051 775 556
Results for announcement to market (continued)
Dividends declared per ordinary share

	Telstra Group
	Year ended 30 June
	2006	2005
	¢	¢

Interim dividend	14.0	14.0
Special dividend paid with the interim dividend	6.0	6.0
Final dividend	14.0	14.0
Special dividend paid with the final dividend	—	6.0

Total	34.0	40.0

Our dividends for fiscal 2006 and fiscal 2005 are fully franked at a tax rate of 30%.
The interim dividend (including the special dividend paid with the interim dividend) for fiscal 2006 had a record date of 24 February 2006 and was paid on 24 March 2006.
The final dividend for fiscal 2006 was declared subsequent to balance date and will be paid in fiscal 2007. Our final dividend in respect of fiscal 2006 has been disclosed as an event after balance date. The final dividend has a record date of 25 August 2006 with payment to be made on 22 September 2006. Shares will trade excluding entitlement to the dividend on 21 August 2006.
In addition, our final dividend (including the special dividend paid with the final dividend) in respect of fiscal 2005 was provided for and paid during fiscal 2006. The final dividend had a record date of 30 September 2005 and payment was made on 31 October 2005.

3

Telstra Corporation Limited and controlled entities	Preliminary final report
Telstra Corporation Limited and controlled entities
Australian Business Number (ABN): 33 051 775 556
Contents and reference page

Appendix 4E items	Reference
1. Reporting period and the previous corresponding period.	Refer to the 30 June 2006 financial report lodged with this document.

2. Results for announcement to the market.	Refer page 2 for “results for announcement to the market”.

3. Income statement with notes to the statement.	Refer to the income statement on page 5 and statement of recognised income and expense on page 7 of this report.

4. Balance sheet with notes to the statement.	Refer to the balance sheet on page 6 of this report.

5. Statement of cash flows with notes to the statement.	Refer to the statement of cash flows on page 8 of this report.

6. Details of individual and total dividends or distributions and dividend or distribution payments.	Refer to the “results for announcement to the market” on page 3 of this report. Also refer to note 4: Dividends and note 34: Events after balance date in the 30 June 2006 financial report lodged with this document for additional information, including discussion on franking credits.

7. Details of dividend or distribution reinvestment plans in operation and the last date for the receipt of an election notice for participation in any dividend or distribution reinvestment plan.	Refer item 1 on page 9 of this report.

8. Statement of retained earnings.	Refer item 2 on page 9 of this report.

9. Net tangible assets per security.	Refer item 3 on page 9 of this report.

10. Details of entities over which control has been gained or lost during the period.	Refer item 4 on page 9 of this report.

11. Details of joint venture entities and associated entities.	Refer item 5 on page 11 of this report.

12. Any other significant information needed by an investor to make an informed assessment of the entity’s financial performance and financial position.	Refer item 6 on page 13 of this report. Also refer to “results for announcement to the market” on page 2 of this report for details of the current impact of our strategic review.

13. Accounting standards used in compiling reports by foreign entities (e.g. International Accounting Standards).	Not applicable.

14. A commentary on the results for the period.	Refer item 7 on page 13 of this report.

15. A statement as to whether the report is based on accounts which have been audited or subject to review, are in the process of being audited or reviewed, or have not yet been audited or reviewed.	Refer item 8 on page 16 of this report.

16. If the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification.	Not applicable.

17. If the accounts have been audited or subject to review and are subject to dispute or qualification, a description of the dispute or qualification.	Not applicable.

4

Telstra Corporation Limited and controlled entities	Preliminary final report
Income Statement
for the year ended 30 June 2006

	Telstra Group
	Year ended 30 June
	2006	2005
	$m	$m

Income
Revenue (excluding finance income)	22,772	22,181
Other income	328	261

	23,100	22,442

Expenses
Labour	4,364	3,858
Goods and services purchased	4,730	4,211
Other expenses	4,427	3,815

	13,521	11,884

Share of net (gain)/loss from jointly controlled and associated entities	(5)	94

	13,516	11,978

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)	9,584	10,464
Depreciation and amortisation	4,087	3,529

Earnings before interest and income tax expense (EBIT)	5,497	6,935

Finance income	66	83
Finance costs	1,002	963

Net finance costs	936	880

Profit before income tax expense	4,561	6,055

Income tax expense	1,380	1,746

Profit for the year	3,181	4,309

Earnings per share (cents per share)	cents	cents

Basic	25.7	34.7
Diluted	25.7	34.6

Total dividends declared (cents per share)	34.0	40.0

The above income statement is an extract from our full financial report. Refer to the 30 June 2006 financial report lodged with this document for the detailed notes to this statement.

5

Telstra Corporation Limited and controlled entities	Preliminary final report
Balance Sheet
as at 30 June 2006

	Telstra Group
	As at 30 June
	2006	2005
	$m	$m

Current assets
Cash and cash equivalents	689	1,548
Trade and other receivables	3,701	3,549
Inventories	224	232
Derivative financial assets	21	4
Prepayments	244	249

Total current assets	4,879	5,582

Non current assets
Trade and other receivables	87	97
Inventories	20	15
Investments — accounted for using the equity method	23	48
Property, plant and equipment	23,622	22,891
Intangibles	6,123	6,329
Deferred tax assets	1	2
Derivative financial assets	391	—
Defined benefit assets	1,029	247

Total non current assets	31,296	29,629

Total assets	36,175	35,211

Current liabilities
Trade and other payables	3,570	2,807
Borrowings	1,969	1,507
Current tax liabilities	428	534
Provisions	737	421
Derivative financial liabilities	12	11
Revenue received in advance	1,170	1,132

Total current liabilities	7,886	6,412

Non current liabilities
Trade and other payables	197	250
Borrowings	11,409	10,941
Deferred tax liabilities	1,704	1,804
Provisions	974	894
Derivative financial liabilities	768	864
Revenue received in advance	405	388

Total non current liabilities	15,457	15,141

Total liabilities	23,343	21,553

Net assets	12,832	13,658

Equity
Share capital	5,569	5,536
Reserves	(160)	(153)
Retained profits	7,177	8,273

Equity available to Telstra Entity shareholders	12,586	13,656
Minority interests	246	2

Total equity	12,832	13,658

The above balance sheet is an extract from our full financial report. Refer to the 30 June 2006 financial report lodged with this document for the detailed notes to this statement.

6

Telstra Corporation Limited and controlled entities	Preliminary final report
Statement of Recognised Income and Expense
for the year ended 30 June 2006

	Telstra Group
	Year ended 30 June
	2006	2005
	$m	$m

Foreign currency translation reserve
Equity accounting our interest in jointly controlled and associated entities	1	(2)
Translation of financial statements of non-Australian controlled entities	(36)	(193)

Cash flow hedging reserve
Net hedging gains recognised directly in equity	327	—
Net hedging gains removed from equity and included in profit for the year	(420)	—

General reserve
Equity accounting our interest in jointly controlled and associated entities	—	5

Retained profits
Actuarial gain/(loss) on our defined benefit plans	958	(90)

	830	(280)
Income tax on equity items	(256)	24

Net income/(expense) recognised directly in equity	574	(256)
Profit for the year	3,181	4,309

Total recognised income for the year	3,755	4,053

Effect of changes in accounting policy attributable to Telstra Entity	74	1,223

The above statement of recognised income and expense is an extract from our full financial report. Refer to the 30 June 2006 financial report lodged with this document for the detailed notes to this statement.

7

Telstra Corporation Limited and controlled entities	Preliminary final report
Statement of Cash Flows
for the year ended 30 June 2006

	Telstra Group
	Year ended 30 June
	2006	2005
	$m	$m

Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax (GST))	25,229	24,526
Payments to suppliers and to employees (inclusive of GST)	(14,785)	(13,848)

Net cash generated by operations	10,444	10,678
Income taxes paid	(1,882)	(1,718)

Net cash provided by operating activities	8,562	8,960

Cash flows from investing activities
Payments for:
- property, plant and equipment	(3,636)	(2,995)
- intangibles	(619)	(544)

Capital expenditure (before investments)	(4,255)	(3,539)
- shares in controlled entities (net of cash acquired)	(43)	(573)
- payments for other investments	(5)	(17)

Total capital expenditure	(4,303)	(4,129)
Proceeds from:
- sale of property, plant and equipment	50	68
- sale of shares in controlled entities	4	—
- sale of other investments	89	176
Net proceeds from CSL New World Mobility merger	42	—
Issue of additional shares by controlled entities	6	—
Redemption of PCCW converting note	—	76
Proceeds from share buy-back by jointly controlled and associated entities	34	—
Loan to jointly controlled and associated entities	—	(37)
Interest received	66	78
Dividends received	—	2

Net cash used in investing activities	(4,012)	(3,766)

Operating cash flows less investing cash flows	4,550	5,194

Cash flows from financing activities
Proceeds from borrowings	8,641	6,433
Proceeds from Telstra bonds	—	983
Repayment of borrowings	(7,624)	(5,735)
Repayment of Telstra bonds	(517)	(272)
Repayment of finance lease principal amounts	(7)	(16)
Staff repayments of share loans	24	19
Purchase of shares for employee share plans	(6)	—
Finance costs paid	(940)	(879)
Dividends paid	(4,970)	(4,124)
Share buy-back	—	(756)

Net cash used in financing activities	(5,399)	(4,347)

Net increase/(decrease) in cash	(849)	847
Foreign currency translation on opening balances	4	(3)
Cash at the beginning of the year	1,534	690

Cash at the end of the year	689	1,534

The above statement of cash flows is an extract from our full financial report. Refer to the 30 June 2006 financial report lodged with this document for the detailed notes to this statement.

8

Telstra Corporation Limited and controlled entities	Preliminary final report

Appendix 4E	Year ended 30 June 2006
1. Details of dividend or distribution plans in operation
During fiscal 2006 and fiscal 2005, we had no dividend or distribution reinvestment plans in operation.
2. Statement of retained profits
A reconciliation of our movements in our retained profits is as follows:

	Telstra Group
	As at 30 June
	2006	2005
	$m	$m

Opening balance	8,273	8,618
- adjustment to opening balance on adoption of new accounting standard	(5)	—

Adjusted opening balance	8,268	8,618
- profit for the year	3,181	4,309
- actuarial gain/(loss) on our defined benefit plans	958	(90)
- income tax on our actuarial gain on defined benefit plans	(284)	24
- dividends paid	(4,970)	(4,124)
- share buy-back	—	(476)
- transfer from consolidation fair value reserve	6	6
- transfers of reserve on sale of associates	—	6
- dilution gain recognised on CSL New World Mobility Group merger	18	—

Closing balance	7,177	8,273

3. Net tangible assets per security

	Telstra Group
	As at 30 June
	2006	2005
	¢	¢

Net tangible assets per security after providing for estimated tax on unrealised gains and losses	51.9	58.9

Our fiscal 2005 net tangible assets per security has been restated to reflect the adoption of Australian equivalents to International Financial Reporting Standards.
4. Details of entities which control has been gained or lost during the period
Entities which control has been gained during the period
•	On 11 August 2005, we established a new entity named Platefood Limited to facilitate a new investment for nominal consideration.

•	On 25 August 2005, we established a new entity named Sensis (Victoria) Pty Ltd to facilitate a new investment for nominal consideration.

•	On 1 July 2005, we acquired 100% of the issued capital of Keycorp Solutions Limited for a total consideration of $56 million including acquisition costs. Subsequent to acquisition, the entity was renamed Telstra Payment Solutions Pty Limited.

•	On 31 March 2006, we acquired 100% of the issued capital of the Converged Networks Group for a total consideration of $5 million including acquisition costs. Converged Networks Group included the following controlled entities:
•	Converged Networks Pty Ltd;

•	Communications Network Holdings Pty Ltd;
•	Advanced Digital Communications (WA) Pty Ltd; and

•	Western Communications Solutions Pty Ltd.
Converged Networks Group is a provider of voice and data networks which operates primarily in Western Australia.

•	On 31 March 2006, we merged our 100% owned Hong Kong mobile operations (Telstra CSL Group) with the Hong Kong mobile operations of New World PCS Holdings Limited and its controlled entities (New World Mobility Group) to form the CSL New World Mobility Group.

Under the merger agreement, Telstra CSL Limited issued new shares to New World Mobility Holdings Limited in return for 100% of the issued capital of the New World Mobility Group and $42 million in net proceeds (net of acquisition costs). The fair value of the Telstra CSL Limited shares issued amounted to $577 million and diluted Telstra’s ownership in the merged group to 76.4%. Our merger with the New World Mobility Group included the acquisition of the following controlled entities:
•	New World PCS Holdings Limited;

•	New World 3G Limited;

•	New World PCS Limited; and
•	New World Mobility Limited.
The CSL New World Mobility Group is a provider of mobile telecommunication products and services which operates primarily in Hong Kong.

9

Telstra Corporation Limited and controlled entities	Preliminary final report

Appendix 4E	Year ended 30 June 2006
4. Details of entities which control has been gained or lost during the period (continued)
Other acquisitions
•	On 1 July 2005, our controlled entity Sensis Holdings Pty Ltd acquired a further 25% of the issued share capital of Invizage Pty Ltd for a total cash consideration of $5 million including acquisition costs.

Invizage Pty Ltd is a provider of information technology services for small and medium Australian organisations.

•	On 22 December 2005, our controlled entity Kaz Group Pty Limited acquired a further 40% of the issued share capital of Enhanced Processing Technologies Inc for nominal consideration, giving us ownership of the entity. Prior to this date, Enhanced Processing Technologies was classified as a jointly controlled entity.

Enhanced Processing Technologies Inc is a provider of cheque processing technology and services which operates primarily in the United States.

•	On 1 February 2006, we acquired a further 24.7% of the issued capital of Adstream (Aust) Pty Ltd and its controlled entities (Adstream Group) for a total consideration of $21 million including acquisition costs, giving us a controlling interest of 58%. Prior to this date, Adstream (Aust) Pty Ltd was classified as a jointly controlled entity. Our acquisition of the Adstream Group included the following controlled entities:
•	Adstream Ltd; and

•	Quickcut (Aust) Pty Ltd.
The Adstream Group is a provider of on-line services to advertisers that streamlines client approval and distribution of electronic advertising to media outlets.
Entities where control has been lost during the period
Sales and disposals
•	On 31 August 2005, Trading Post Group Pty Limited (TPG) sold its investment in Just Listed Pty Ltd to Sensis Pty Ltd (Sensis).

In addition, Sensis sold its 33% interest in TPG to Trading Post (Australia) Holdings Pty Ltd on 31 August 2005.

These controlled entities are all within the Telstra Group.

•	On 1 May 2006, our controlled entity KAZ Group Pty Limited divested its interest in Fundi Software Pty Ltd in a management buy-out for a total consideration of $4 million.

•	On 26 June 2006, ESA Holding Pty Ltd sold its investment in Telstra Business Systems Pty Ltd to the Telstra Entity.

10

Telstra Corporation Limited and controlled entities	Preliminary final report

Appendix 4E	Year ended 30 June 2006
5. Details of investments in joint ventures and associated entities
Our investments in jointly controlled and associated entities are listed below:

		Telstra Group
		Ownership interest
		As at 30 June
		2006	2005
Name of entity	Principal activities	%	%

Jointly controlled entities
FOXTEL Partnerships (i)	Pay television	50.0	50.0
Customer Services Pty Limited	Customer service	50.0	50.0
FOXTEL Management Pty Limited	Management services	50.0	50.0
FOXTEL Cable Television Pty Ltd	Pay television	80.0	80.0
Reach Ltd (incorporated in Bermuda) (ii)	International connectivity services	50.0	50.0
Xantic B.V. (incorporated in The Netherlands) (ii) (b)	Global satellite communications	—	35.0
TNAS Limited (incorporated in New Zealand) (iii)	Toll free number portability in New
	Zealand	33.3	33.3
Money Solutions Pty Ltd	Financial advice and education
	services	50.0	50.0
HelpYouPay Systems Pty Ltd (b)	Debt management services	—	50.0
HelpYouPay Pty Ltd (b)	Debt management services	—	50.0
Enhanced Processing Technologies Pty Ltd	Business process outsourcing	60.0	60.0
Enhanced Processing Technologies Inc (incorporated in United States) (a)	Software sales	—	60.0
Adstream (Aust) Pty Ltd (a)	Digital advertising and asset
	management	—	33.3
3GIS Pty Ltd (ii)	Management services	50.0	50.0
3GIS Partnership (ii)	3G network services	50.0	50.0
Bridge Mobile Pte Ltd (incorporated in Singapore)	Regional roaming provider	12.5	12.5
m.Net Corporation Limited (c)	Mobile phone content provider	26.4	39.5
Associated entities
Australia-Japan Cable Holdings Limited (incorporated in Bermuda) (ii) (c)	Network cable provider	46.9	39.9
Telstra Super Pty Ltd	Superannuation trustee	100.0	100.0

Keycorp Limited (c)	Electronic transactions solutions	47.6	47.8

Telstra Foundation Ltd	Charitable trustee organisation	100.0	100.0
LinkMe Pty Ltd	Internet recruitment provider	40.0	40.0

(i)	This includes both the FOXTEL partnership and the FOXTEL television partnership.

(ii)	Balance date is 31 December.

(iii)	Balance date is 31 March.
Unless noted, all investments are incorporated in Australia.

11

Telstra Corporation Limited and controlled entities	Preliminary final report

Appendix 4E	Year ended 30 June 2006
5. Details of investments in joint ventures and associated entities (continued)
(a) Investments no longer equity accounted
•	On 22 December 2005, we acquired the remaining 40% shareholding in Enhanced Processing Technologies Inc giving us a controlling interest. Prior to this date Enhanced Processing Technologies Inc was a jointly controlled entity and was equity accounted.
•	On 1 February 2006, we acquired an additional 24.7% shareholding in Adstream (Aust) Pty Ltd giving us a controlling interest. Prior to this date Adstream (Aust) Pty Ltd was a jointly controlled entity and was equity accounted.
(b) Sale of investments
•	On 30 July 2005, we completed the sale of our 50% shareholding in HelpYouPay Pty Ltd. The revenue on sale of the investment was not considered significant.
•	On 30 July 2005, we completed the sale of our 50% shareholding in HelpYouPay Systems Pty Ltd. The revenue on sale of the investment was not considered significant.
•	On 16 February 2006, we completed the sale of our 35% shareholding in Xantic B.V. for $89 million (US$67 million). During fiscal 2006, we received $18 million (US$13 million) as a result of a capital return by Xantic B.V.
(c) Other changes in jointly controlled and associated entities
•	On 1 July 2005, we acquired an intangible asset from our associated entity Keycorp Limited (Keycorp) for $55 million. We reduced the value of the intangible asset recognised and increased our investment in Keycorp to the extent to which this transaction is unrealised outside the Telstra Group. This resulted in a $26 million increase in the carrying value of our investment. Under the terms of the transaction, Keycorp also returned capital to its shareholders, our share amounting to $16 million.

In addition, our investment in Keycorp decreased from 47.8% to 47.6% on 29 August 2005. The decrease was due to a dilution in our shareholding.
•	On 10 August 2005, our investment in m.Net Corporation Limited decreased from 39.5% to 26.4%. The decrease was due to a dilution in our shareholding.
•	On 16 November 2005, our investment in Australia-Japan Cable Holdings Limited increased from 39.9% to 46.9%. The increase was due to another investor forfeiting their interest in the investment.
Share of jointly controlled and associated entities’ net (profits)/ losses

	Telstra Group
	Year ended 30 June
	2006	2005
	$m	$m

Net (profit)/loss from jointly controlled and associated entities has been contributed by the following entities:

Jointly controlled entities
- FOXTEL Partnerships	5	5
- Stellar Call Centres Pty Ltd.	—	(3)
- Xantic B.V.	(12)	(5)

	(7)	(3)

Associated entities
- Keycorp Limited	1	(5)
- LinkMe Pty Ltd	1	—

	2	(5)

	(5)	(8)

Net (profit)/loss from jointly controlled entities has been adjusted by the following:
Jointly controlled entities
- Reach Ltd (i)	—	102

	(5)	94

(i) In fiscal 2005, previously recognised equity accounted losses in Reach Ltd (Reach) were recognised due to our commitment to fund 50% of Reach’s committed capital expenditure, which was accounted for as an investment in Reach.
Refer note 30 in our financial statements lodged with this document for further details on our jointly controlled and associated entities.

12

Telstra Corporation Limited and controlled entities	Preliminary final report

Appendix 4E	Year ended 30 June 2006
6. Any other significant information needed by an investor to make an informed assessment of the entity’s financial performance
Balance Sheet
We continue to maintain a strong balance sheet with net assets of $12,832 million, compared with net assets of $13,658 million as at 30 June 2005. The decrease in net assets of $826 million comprised an increase in total liabilities of $1,790 million, offset by an increase in our total assets of $964 million.
The increase in total liabilities of $1,790 million was primarily due to a $930 million rise in total borrowings to fund our working capital requirements including dividend payments. In addition, our trade and other payables grew by $710 million, reflecting additional accrued expenditure associated with the roll out of the 3GSM850 network.
The increase in total assets of $964 million was mainly due to the net impact of the following movements during the year:
•	our defined benefit assets increased by $782 million primarily due to the recognition of actuarial gains on the Telstra Superannuation Scheme;

•	our property, plant and equipment increased by $731 million, largely due to the assets acquired in the CSL New World Mobility merger and additional capital expenditure, offset by depreciation expense; offset by

•	a decrease in cash and cash equivalents of $859 million mainly due to cash required to fund financing activities.
Statement of Cash Flows
We reported a strong free cash flow position, which enabled the company to pay increased dividends and fund the acquisition of a number of new entities. We continue to source cash through ongoing operating activities and through careful capital and cash management.
Our cash flow before financing activities (free cash flow) position remains strong despite declining to $4,550 million in the year from $5,194 million in the prior year. This decline was driven by higher levels of external expenditure, and increased cash used in investing activities as we undertake our network and information technology platform transformation.
Cash used in investing activities was $4,012 million, representing an increase of $246 million over the prior year. The increase is mainly attributable to capital expenditure to upgrade our telecommunications networks, eliminate components that are no longer useful and improve the systems used to operate our networks. Our investing expenditure also includes $312 million of deferred payments in relation to our purchase of the third generation radio access network assets from Hutchison Australia Pty Ltd in fiscal 2005.
Our cash used in financing activities was $5,399 million, representing mainly the funding of dividend payments and the refinancing of our maturing debt, offset by net proceeds from borrowings received from a number of our private placements.
7. Commentary on the results for the period
Income Statement
Our net profit for the year was $3,181 million, representing a decrease of 26.2% on the prior year’s net profit of $4,309 million. Earnings before interest and income tax expense (EBIT) for fiscal 2006 was $5,497 million, representing a decrease of 20.7% on the prior year result of $6,935 million.
Total revenue (excluding finance income) for the year increased by 2.7% to $22,772 million (2005: $22,181 million). Revenue growth was mainly attributable to:
•	mobile goods and services growth of $284 million or 6.1%;

•	an increase in Internet and IP solutions revenue of $530 million or 38.5%;

•	advertising and directories revenue growth of $126 million or 7.9%; and

•	an increase in pay TV bundling of $57 million or 21.7%.
These increases have been partially offset by a decline in PSTN revenues of $540 million or 6.7%. There has been a general reduction in PSTN volumes and yields have also declined due to competitive pricing pressure and continuing customer migration to other products.
Mobile goods and services revenue increased largely due to the performance of mobile’s data revenue, international roaming and mobile interconnection revenues.
Internet and IP solutions revenue experienced growth due to an increase in the subscriber base for our broadband products, partially due to migration from narrowband products, but also due to growth in the overall online market.
Our advertising and directories revenue increased over the prior year due to the continued strong performance of our Yellow and White pages directories.
Pay TV bundling revenue increased due to the migration of customers to FOXTEL digital, as well as promotions during the period, offering minimal price installation and discounted packages.
Total expenses (before finance costs, income tax expense and our share of profit/(loss) from jointly controlled and associated entities) increased by 13.8% to $13,521 million from $11,884 million in the prior year. A significant portion of this increase was attributable to our redundancy and restructuring related expenses associated with the implementation of the strategic review initiatives.

13

Telstra Corporation Limited and controlled entities	Preliminary final report

Appendix 4E	Year ended 30 June 2006
7. Commentary on the results for the period (continued)
Income Statement (continued)
Labour expenses increased by 13.1% to $4,364 million (2005: $3,858 million). The higher labour costs were due to increased levels of redundancy, salary increases as part of the normal annual salary review process, a full year of ownership of several subsidiaries acquired part way through fiscal 2005 (such as KAZ and Telstra Business Systems), and acquisition of new entities such as the New World Mobility group and Adstream.
Goods and services purchased increased by 12.3% to $4,730 million in fiscal 2006 (2005: $4,211 million) due to higher cost of goods sold, mobile handsets subsidies and network payments, as well as a restructuring provision in relation to the replacement of certain items and additional customer and dealer costs associated with the shut down of our CDMA network in the future.
Depreciation and amortisation costs grew to $4,087 million or by 15.8% in fiscal 2006, primarily due to our reassessment of service lives for our assets as part of the transformation strategy. As a result, we have accelerated depreciation and amortisation on our CDMA network, switching systems, certain business and operational support systems and related software totalling $422 million for the year.
Other expenses increased by 16.0% to $4,427 million (2005: $3,815 million) due mainly to restructuring costs associated with property rationalisation, cancellation of server leases, and the decommissioning of certain IT platforms and operational and business support systems. The maintenance of the existing 3G network and the operational expenditure associated with the construction of the new 3G network, higher consultancy costs and increased market research activity due to a focus on understanding customer needs were also contributors to the increased other expenses.
Income tax expense decreased by 21.0% to $1,380 million in fiscal 2006 mainly as a result of the lower profit. The effective tax rate in the current year was 30.3% compared with the prior year rate of 28.8%. The effective tax rate increased from the prior year mainly due to the reduction in differences for partnership losses and an increase in the under provision of tax from prior periods.
Investor return and other key ratios
Our basic earnings per share decreased to 25.7 cents per share in fiscal 2006 from 34.7 cents per share in the prior year. The decrease was due to lower profit in fiscal 2006. We have declared a final fully franked dividend of 14 cents per share ($1,739 million), bringing dividends per share for fiscal 2006 to 34 cents per share. The prior year dividends amounted to 40 cents per share.
Other relevant measures of return to investors include the following:
•	Return on average assets — 2006: 15.8% (2005: 20.6%)
•	Return on average equity — 2006: 24.2% (2005: 30.6%)
Return on average assets is lower in fiscal 2006 primarily due to the lower profit as previously discussed. The decrease in return on average equity is also attributable to lower profit and the reduction in shareholders’ equity, resulting from increased dividend payments in fiscal 2006.
Segment information
For segment reporting purposes, the Telstra Group is organised along the following segments:
•	Telstra Consumer Marketing and Channels;

•	Telstra Business;

•	Telstra Enterprise and Government;

•	Telstra International;

•	Telstra Operations;

•	Telstra Wholesale;

•	Sensis; and

•	Other (including Telstra BigPond, Telstra Media, Telstra Country Wide, Strategic Marketing and our corporate areas).
Refer note 5 to our financial statements for details on the nature of the products and services provided by these segments.
The majority of our revenue is derived from Telstra Consumer and Channels, Telstra Business, Telstra Enterprise and Government and Telstra Wholesale.
Telstra Consumer Marketing and Channels revenue decreased by 0.4% to $8,897 million in fiscal 2006. This segment experienced revenue increases due to the continued growth in mobile services, primarily international roaming, mobile data usage and handset sales. In addition, strong growth in BigPond broadband and pay television services were experienced due to increased in marketing activities and improved retention of existing customers through bundling initiatives. Offsetting growth in revenue was a decline in PSTN revenue as a result of competition, product substitution and decreased consumer usage.
Telstra Consumer Marketing and Channels EBIT decreased by 8.4% to $5,721 million in fiscal 2006 driven by expense growth in handsets, dealer costs, network payments and labour in line with revenue and customer growth in emerging products and services. In addition, EBIT was impacted by one off costs associated with renegotiating dealer contracts and redundancy and restructuring costs resulting from our transformation project.

14

Telstra Corporation Limited and controlled entities	Preliminary final report

Appendix 4E	Year ended 30 June 2006
7. Commentary on the results for the period (continued)
Segment information (continued)
Telstra Business’ revenue declined by 1.5% to $3,053 million in fiscal 2006 primarily due to a decline in PSTN revenue. This segment experienced growth in mobile products including voice, data, Messagebank and international roaming, which partially offset the decrease in PSTN revenues. In addition, Internet and IP products revenue grew in fiscal 2006, reflecting the increase in broadband subscribers.
Telstra Business’ EBIT decreased by 3.0% to $2,412 million in fiscal 2006 predominantly due to a decline in revenues and an increase in expenses. Expenses grew as a result of a rise in network payments, cost of goods sold and other directly variables costs associated with product offerings.
Telstra Enterprise and Government’s revenue increased by 0.8% to $4,607 million in fiscal 2006, mainly due to strong growth in domestic Information and Communication Technology (ICT) services, Internet and IP products, and offshore revenues. This increase has been partially offset by reductions in sales revenue from the underlying core carriage business, consisting mainly of a decline in traditional PSTN and ISDN revenues. This segment continues to experience change in usage patterns with traditional product usage migrating to alternative access offerings such as wireless, broadband and other IP product offerings.
Telstra Enterprise and Government EBIT decreased by 3.8% to $2,706 million in fiscal 2006 reflecting a changing product mix, which resulted in reductions in sales volumes of higher margin core access technologies, and growth in lower margin ICT services and offshore revenues.
Telstra Wholesale revenue increased by 15.0% to $2,607 million in fiscal 2006 driven by continuing demand for broadband and data services, new growth relating to Hutchinson’s 3G partnership network extension and an increase in wholesale basic access revenues. Telstra Wholesale experienced significant revenue growth in several products such as facilities access as a variety of carriers extend their DSL capabilities in preparation for building their own infrastructure via unconditioned local loop and spectrum sharing. Data and Internet service revenues also showed solid growth, which was mainly driven by wholesale broadband offerings and associated ISP related data carriage and transmission services. Growth in revenue was partly offset by a decrease in local call revenues due to ongoing product substitution to mobiles and broadband.
Telstra Wholesale EBIT increased by 18% to $2,693 million in fiscal 2006 compared with $2,283 million in fiscal 2005. The increase in EBIT was driven by revenue growth, and a decrease in expenses. The expense decline consisted of a decrease in Telstra Wholesale’s allocated share of domestic outpayments, reflecting lower rates and a decrease in international voice traffic expenses, which was assisted by an appreciating Australian dollar. Lower labour costs was due to the decrease in staff numbers as part of our transformation project and the movement of staff to other areas in Telstra as part of overall business restructure. In addition, service contract costs were lower due to the discontinuation of the payment incentive rebates with certain customers. The expense decline was partly offset by increased IT professional services costs driven by growth in system support and automation costs to deliver ongoing operational productivity and revenue growth.
Other information
No significant events have occurred after balance date for the year ended 30 June 2006, other than:
Dividend declaration
On 10 August 2006, the directors of Telstra Corporation Limited declared a fully franked final dividend of 14 cents per ordinary share. The record date for the final dividend will be 25 August 2006 with payment to be made on 22 September 2006. Shares will trade excluding the entitlement to the dividend on 21 August 2006.
A provision for dividend payable has been raised as at the date of declaration, amounting to $1,739 million. The final dividend will be fully franked at a tax rate of 30%. The financial effect of the dividend declaration was not brought to account as at 30 June 2006.
There are no income tax consequences for the Telstra Group and Telstra Entity resulting from the declaration and payment of the final ordinary dividend, except for $745 million of franking debits arising from the payment of this dividend that will be adjusted for in our franking account balance.
FOXTEL loan facility
On 31 July 2006, our 50% owned pay television joint venture FOXTEL entered into a new $600 million syndicated secured term loan facility to fund the refinancing of previous loan facilities (including the $550 million syndicated facility), and to enable it to meet future cash flow and expenditure requirements.
The equity contribution deed (ECD) entered into by us and FOXTEL’s other ultimate shareholders, News Corporation Limited and Publishing and Broadcasting Limited has been terminated.
Under this arrangement, recourse to our controlled entity Telstra Media Pty Ltd, as a FOXTEL partner, is limited to the assets of the FOXTEL Partnerships.

15

Telstra Corporation Limited and controlled entities	Preliminary final report

Appendix 4E	Year ended 30 June 2006
8. Statement about the audit status
Our preliminary final report is based on the Telstra Corporation Limited and controlled entities financial report as at 30 June 2006, which has been audited by the Australian National Audit Office (ANAO). Refer to the 30 June 2006 financial report for the independent audit report to the members of Telstra Corporation Limited.
9. Adoption of International Financial Reporting Standards
Australian entities reporting under the Corporations Act 2001 are required to prepare their financial reports for financial years commencing on or after 1 January 2005 under the Australian equivalents of International Financial Reporting Standards (A-IFRS) as adopted by the Australian Accounting Standards Board (AASB). We implemented accounting policies in accordance with A-IFRS on 1 July 2004, except for those relating to financial instruments, which were implemented on 1 July 2005.
The transitional rules for first time adoption of A-IFRS required that we restate our comparative financial report using A-IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”, where comparative information was not required to be restated. In addition, we have elected to early adopt AASB 7: “Financial Instruments: Disclosures”, which supersedes the disclosure requirements of AASB 132.
Comparatives were remeasured and restated for the financial year ended 30 June 2005. Most of the adjustments on transition were made to opening retained profits at the beginning of the first comparative period (ie. at 1 July 2004), except for the accounting policies in respect of financial instruments which required adoption from 1 July 2005.
Our adoption of A-IFRS has impacted the accounting policy and reported amounts of the following items:
•	share based payments;

•	business combinations;

•	income taxes;

•	property, plant and equipment;

•	leases;

•	employee benefits;

•	changes in foreign exchange rates;

•	borrowing costs;

•	investments in associates and joint ventures;

•	impairment of assets;

•	intangible assets; and

•	financial instruments.
Reconciliations and descriptions of the impact of transition to A-IFRS on the Telstra Group income statement, balance sheet and statement of cash flows are provided in note 36 of the full financial report lodged with this document.
Other than the adoption of A-IFRS, we have had no significant change in accounting policy during fiscal 2006 and fiscal 2005.

16

Telstra Corporation Limited and controlled entities
Results and operations review
Year ended 30 June 2006
Business transformation on track – tough medicine continues
Results
•	Sales revenue grew by 2.7% or $589 million to $22,750 million

•	Operating expenses grew by 13.8% or $1,637 million to $13,521 million

•	EBIT declined by 20.7% or $1,438 million to $5,497 million

•	Profit after tax declined by 26.2% or $1,128 million to $3,181 million

•	Cash capital expenditure (including investments) of $4,303 million, up 4.2%

•	Basic earnings per share of 25.7 cents, down 9 cents

•	Final dividend declared of 14 cents per share, fully franked

•	Broadband revenue grew by 64.5% or $467 million to $1,191 million

•	Mobiles revenue grew by 6.1% or $284 million to $4,972 million

•	Advertising and directories revenue grew by 7.9% or $126 million to $1,711 million

•	PSTN revenue declined by 6.7% or $540 million to $7,478 million

Thursday, 10 August, 2006

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Financial Highlights
Year ended 30 June 2006
Business transformation on track — tough medicine continues
Telstra Corporation Limited and its controlled entities (Telstra) reported profit after tax of $3,181 million for the year ended 30 June 2006, a decrease of 26.2% on the prior year. Basic earnings per share (EPS) declined from 34.7 cents to 25.7 cents. Earnings before interest and tax (EBIT) decreased by 20.7% to $5,497 million.
Margins declined with a decrease in EBIT margin of 7.1% to 24.2% and an EBITDA margin decrease of 5.1% to 42.1%.
The results achieved are at the better end of the guidance previously advised to the market.
Income
Total income grew by 2.9% or $658 million in the current year to $23,100 million. Revenue growth was achieved through increases in broadband, mobiles, IP solutions, advertising and directories, intercarrier services and pay TV bundling. However, revenue growth was negatively impacted by a decline in PSTN revenue of 6.7%, as well as declines in specialised data and ISDN products.
Domestic sales revenue grew by 2.2% to $20,995 million.
Expenses
Operating expenses (before depreciation, amortisation, interest and tax) increased by 13.8% due to higher labour costs, in particular redundancy costs, higher goods and services purchased, and increases in other expenses supporting revenue growth. Expenses were also significantly impacted by the recognition of a provision at year end for redundancy and restructuring expenses expected to be incurred mainly over the next two years as part of our business transformation. Total expenses (before interest and tax) increased by 14.2%, which includes depreciation and amortisation growth of 15.8%.
Net finance costs grew by 6.4% due to higher average borrowings following high capital expenditures and dividends paid in the current year, and share buy-backs and acquisitions of controlled entities in the prior year.
Income tax expense decreased by 21.0% to $1,380 million.
Business Transformation
On 15 November 2005, our transformation strategy was announced. The business transformation is progressing well and our customers are beginning to see the preliminary result as we execute our vision.
As we have foreshadowed in our market announcements, the process of transforming the business will require significant investment and our financial results for fiscal 2006 reflect this as we continue the process of driving efficiencies through the business by transforming networks and systems. The key financial impacts that you will see throughout this document include the following:
•	Labour costs — we have achieved a significant reduction in our workforce numbers, with reductions in the number of contractors, agency staff and employed staff. This has had a positive impact on our salary and wage expense, but has necessarily caused a significant increase in our redundancy expenditure in the current year. Labour costs are higher in the short term but the benefits will be seen in the longer term;

1

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
•	Provision for restructuring and redundancy costs — under Australian accounting standards we are required to make provision for the expected costs of restructuring the business as part of our transformation. A large part of the provision expense relates to the cost of certain redundancies expected over the next two years. Also included are expenses such as IT decommissioning costs, stock obsolescence, write-off of certain commission and incentive arrangements and rationalisation of property activities;
•	Depreciation — we have accelerated the rate of depreciation of certain network and IT assets due to our intended retirement of the CDMA network and rationalisation of many of our IT platforms and software applications. This is reflected in the increase in depreciation and amortisation expenditure in fiscal 2006; and
•	Other operational costs associated with the various aspects of implementing our business transformation.
The business transformation will provide a new customer experience and enhance long term shareholder value. It is necessary to incur costs in the short term in order to deliver the transformation.
Australian Equivalents to International Financial Reporting Standards
The year ended 30 June 2006 is the first period reported under Australian Equivalents to International Financial Reporting Standards (A-IFRS). The new standards have impacted both the recognition and classification of many items in our income statement, balance sheet and cash flow statement. Prior period comparative numbers have been restated where appropriate to reflect the impact of adoption of A-IFRS, with the exception of the accounting standard relating to financial instruments, which was only adopted from 1 July 2005. For detailed information regarding the impact of A-IFRS on our financial information, refer to the 2006 financial statements. These are available on our investor relations website at www.telstra.com.au/abouttelstra/investor/index.cfm
Cash flow
Operating cash flow less investing cash flow (free cash flow) decreased by 12.4% for the year ended 30 June 2006 to $4,550 million. This decline was due to a reduction in net cash provided by operating activities of 4.4% driven by higher levels of external expenditure, and increased cash used in investing activities of 6.5% as we undertake our 3G network and IP core transformation.
Capital expenditure
Cash capital expenditure for the year ended 30 June 2006 increased by 4.2% to $4,303 million. Core operating expenditure increased by 18.7% to $4,192 million. Higher capital expenditure was driven primarily by our roll out of the new 3G 850 network and implementation of our next generation network wireline technology. This was partially offset by a reduction in our acquisitive investment expenditure by 91.9%, with fiscal 2005 including the acquisitions of the KAZ Group, PSINet, Telstra Business Systems (Damovo), Universal Publishers and Sytec.
Treasury operations
Telstra’s financial position remains strong with current long-term credit ratings as of July 2006 of A, A2 and A+ from S&P, Moody’s and Fitch respectively. All three rating agencies have Telstra on a “negative outlook” with major factors being uncertainty surrounding the regulatory environment, intensifying competition, technological advances and PSTN revenue declines.
The net debt position was $13,053 million, which was a $1,281 million increase on the equivalent balance at 30 June 2005, largely due to high cash balances at 30 June 2005 after the receipt of our Euro borrowings late in June 2005 and increased debt holdings across the year. The balance sheet continues to have strong capital settings.

2

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Dividend
A fully franked final ordinary dividend of 14 cents per share has been declared and is payable on 22 September 2006. No decision has been made with respect to the payment or funding of future ordinary dividends. The Board will make these decisions in the normal cycle having regard to, among other factors, the company’s earnings and cash flow as well as regulatory decisions.
Outlook
We are in the process of executing our strategy that was announced in November 2005. We have incurred significant costs and we have seen margin pressure continue as our revenue mix changes. Earnings have declined at both the EBITDA and EBIT lines, impacted by the accelerating decline in high margin PSTN product revenue as expected.
With our next generation networks, we are putting in place the infrastructure to reduce our reliance on our traditional fixed line revenue streams and to grow our mobiles, internet and other next generation revenues while reducing the costs of operations.
As foreshadowed in our plan, we expect revenue growth of between 2.0% and 2.5% compounded annually between now and 2010.
EBITDA margins have been and will continue to be impacted by regulatory outcomes.
We expect depreciation and amortisation expense to remain high over the next few years as we invest heavily in transforming the network and IT base, together with accelerating depreciation and write-offs of certain assets that are to be phased out in the 2007 fiscal year. The provision for redundancy and restructuring in fiscal 2006 will have a positive impact on expense movements.
Cash flow will be impacted by our investment in capital expenditure over the next two to three years and free cash flow is expected to reflect this. Cash operating capital expenditure is expected to be in the range of $5.4 billion to $5.7 billion in fiscal 2007.
Our priority continues to be achieving our strategy to give customers a seamless user experience across all devices and platforms — fixed, wireless and internet — providing a 1-click, 1-touch, 1-button, 1-screen, 1-step solution, whether that customer is an individual, small business, large business, government agency or non-profit organisation.
For enquiries on these results contact:
John Stanhope
Chief Financial Officer
Telstra Corporation Limited
David Anderson
General Manager, Investor Relations
Telstra Corporation Limited
Phone: +61 (3) 9634 8014
Email: Investor.relations@team.telstra.com

3

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006

4

Telstra Corporation Limited and Controlled entities
Full year results and operations review — June 2006
Summary financial information
Results of Operations

	Year ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Sales revenue	22,750	22,161	589	2.7%
Other revenue (excl. finance income)	22	20	2	10.0%

Total revenue	22,772	22,181	591	2.7%
Other income	328	261	67	25.7%

Total income (excl. finance income)	23,100	22,442	658	2.9%

Operating expenses (excl. interest expense and depreciation and amortisation)	13,521	11,884	1,637	13.8%
Share of net (gain)/loss from jointly controlled and associated entities	(5)	94	(99)	(105.3%)

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)	9,584	10,464	(880)	(8.4%)
Depreciation & amortisation	4,087	3,529	558	15.8%

Earnings before interest & income tax expense (EBIT)	5,497	6,935	(1,438)	(20.7%)
Net finance costs	936	880	56	6.4%

Profit before income tax expense	4,561	6,055	(1,494)	(24.7%)
Income tax expense	1,380	1,746	(366)	(21.0%)

Net profit for the year	3,181	4,309	(1,128)	(26.2%)

Effective tax rate	30.3%	28.8%		1.5%
EBITDA margin on sales revenue	42.1%	47.2%		(5.1%)
EBIT margin on sales revenue	24.2%	31.3%		(7.1%)

			Change
	cents	cents	cents	% change
Basic earnings per share (i)	25.7	34.7	(9.0)	(25.9%)
Diluted earnings per share (i)	25.7	34.6	(8.9)	(25.7%)

Dividends paid or declared:
Interim dividend paid	14.0	14.0
Special dividend paid with interim dividend	6.0	6.0
Final dividend declared (2005 paid)	14.0	14.0
Special dividend to be paid with final dividend (2005 paid)	—	6.0

(i)	Basic and diluted earnings per share are impacted by the effect of shares held in trust for employee share plans and instruments held under executive remuneration plans.

5

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Cash Flow Summary

	Year ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Receipts from customers (inclusive of GST)	25,229	24,526	703	2.9%
Payments to suppliers/employees (inclusive of GST)	(14,785)	(13,848)	(937)	6.8%

Net cash generated by operations	10,444	10,678	(234)	(2.2%)
Income tax paid	(1,882)	(1,718)	(164)	9.5%

Net cash generated by operations (i)	8,562	8,960	(398)	(4.4%)

Payments for property, plant and equipment	(3,636)	(2,995)	(641)	21.4%
Payments for intangibles	(619)	(544)	(75)	13.8%

Capital expenditure before investments	(4,255)	(3,539)	(716)	20.2%
Investment expenditure	(48)	(590)	542	(91.9%)

Capital expenditure	(4,303)	(4,129)	(174)	4.2%
Repayment of loans to jointly controlled entities and associated entities	—	(37)	37	—
Receipts from asset sales/other proceeds/dividends	225	322	(97)	(30.1%)
Interest received	66	78	(12)	(15.4%)

Net cash used in investing activities (i)	(4,012)	(3,766)	(246)	6.5%

Operating cash flows less investing cash flows (i)	4,550	5,194	(644)	(12.4%)

Movements in borrowings/finance leases	493	1,393	(900)	(64.6%)
Employee share loans	24	19	5	26.3%
Dividends paid	(4,970)	(4,124)	(846)	20.5%
Share buy-back	—	(756)	756	—
Finance costs paid	(940)	(879)	(61)	6.9%
Purchase of shares for employee share plans	(6)	—	(6)	—

Net cash used in financing activities (i)	(5,399)	(4,347)	(1,052)	24.2%

Net cash flow	(849)	847	(1,696)	(200.2%)

(i)	Please note: Due to the implementation of A-IFRS, we have revised the presentation of the cash flow summary and our statutory reported statement of cash flows. This has resulted in some reclassifications between our key cash flow totals (net cash provided by operating activities, net cash used in investing activities and net cash used in financing activities). Consequently, the 2005 comparative totals disclosed for these lines have changed from the amounts disclosed as at 30 June 2005. The most significant change is the reclassification of our finance costs paid from operating into financing, and the reclassification of interest received from operating into investing.

6

Telstra Corporation Limited and Controlled entities
Full year results and operations review — June 2006
Balance Sheet Summary

	Year ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Current assets	4,879	5,582	(703)	(12.6%)
Intangibles	6,123	6,329	(206)	(3.3%)
Property, plant and equipment	23,622	22,891	731	3.2%
Total non-current assets	31,296	29,629	1,667	5.6%
Total liabilities	(23,343)	(21,553)	(1,790)	8.3%
Net assets/shareholders’ equity	12,832	13,658	(826)	(6.0%)
Gross debt (i)	(13,746)	(13,319)	(427)	3.2%
Net debt (i)	(13,057)	(11,772)	(1,285)	10.9%

Ratios
EBITDA Interest Cover (times)	10.2	11.9	(1.7)	(14.3%)
Net Debt to EBITDA	1.4	1.1	0.3	27.3%
Return on average assets	15.8%	20.6%		(4.8%)
Return on average equity	24.2%	30.6%		(6.4%)
Return on average investment	21.4%	27.2%		(5.8%)
Net debt to capitalisation	50.4%	45.9%		4.5%

(i)	The Net Debt and Gross Debt balances as at 30 June 2005 do not reflect the impact of the relevant A-IFRS standard for financial instruments as this standard was only adopted as at 1 July 2005. Had it been adopted for 30 June 2005, Gross Debt would have been $13,208 million and Net Debt would have been $11,660 million.

7

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Segment Information
Segment information

	Segment revenue			Segment EBIT
	Year ended 30 June			Year ended 30 June
	2006	2005	2006/2005	2006	2005	2006/2005
	$m	$m	(% change)	$m	$m	(% change)

Telstra Consumer, Marketing and Channels	8,897	8,931	(0.4%)	5,721	6,248	(8.4%)
Telstra Business	3,053	3,099	(1.5%)	2,412	2,488	(3.1%)
Telstra Enterprise and Government	4,664	4,622	0.9%	2,706	2,812	(3.8%)
Telstra Wholesale	2,899	2,551	13.6%	2,693	2,283	18.0%
Sensis	1,836	1,719	6.8%	864	812	6.4%
Telstra International	1,481	1,398	5.9%	156	11	n/m
Telstra Operations	309	238	29.8%	(4,175)	(3,371)	23.9%
Other (i)	113	87	29.9%	(4,909)	(4,351)	12.8%
Eliminations	(480)	(464)	3.4%	29	3	n/m

Total Telstra (ii)	22,772	22,181	2.7%	5,497	6,935	(20.7%)

n/m — not meaningful
(i) Revenue for the other segment relates primarily to our revenue earned by Telstra Media for our share of FOXTEL cable subscriber revenue and for services provided to FOXTEL. The Asset Accounting Group is the main contributor to the segment EBIT for this segment, which is primarily depreciation and amortisation charges.
(ii) The allocations noted above reflect management’s accountability framework and internal reporting system and accordingly no reasonable basis for reallocation to the respective business segments exists. As a consequence, there are several things that should be noted about the information above:
•	Because no reasonable basis for allocation exists, sales revenue associated with mobile handsets for the Consumer, Business and Enterprise and Government segments are allocated totally to the Consumer segment, with the exception of some products sold in relation to small to medium enterprises which are allocated to the Business segment. Ongoing prepaid and postpaid mobile revenues derived from our mobile usage is recorded in all three of these segments depending on the type of customer serviced. In addition, the majority of goods and services purchased associated with our mobile revenues are allocated to the Consumer segment.
•	Revenue received in advance in relation to installation and connection fees is allocated totally to the Consumer segment.
•	Revenue derived from our BigPond Internet products are recorded in the customer facing business segments of Consumer, Business and Enterprise and Government. Certain distribution costs in relation to these products are recognised in these three business segments. Telstra Operations recognises certain expenses in relation to the installation and running of the broadband cable network. In accordance with our application of the business segment definition in relation to customer type, we have not reallocated these items to the Telstra BigPond business segment.

8

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Statistical Data Summary

	Year Ended 30 June
	2006	2005	Change	% change

Billable traffic data (in millions)
Local calls (number of calls)	7,432	8,469	(1,037)	(12.2%)
National long distance minutes (i)	7,215	7,743	(528)	(6.8%)
Fixed to mobile minutes	4,491	4,375	116	2.7%
International direct minutes	534	580	(46)	(7.9%)
Mobile voice telephone minutes (ii)	7,311	6,746	565	8.4%
Inbound Calling Products — B Party Minutes	2,922	2,773	149	5.4%
Inbound Calling Products — A Party Calls	1,012	940	72	7.7%
Number of short messaging service (SMS) sent	3,019	2,289	730	31.9%

Network and operations data (in millions)
Basic access lines in service (iii)
Residential	5.46	5.60	(0.14)	(2.5%)
Business	2.32	2.45	(0.13)	(5.3%)

Total retail customers	7.78	8.05	(0.27)	(3.4%)
Domestic wholesale	2.16	2.07	0.09	4.3%

Total basic access lines in services	9.94	10.12	(0.18)	(1.8%)

ISDN access (basic lines equivalents) (in thousands) (iv)	1,214	1,208	6	0.5%

Mobile services in operation (SIO) (in thousands) (v)
3G	317	—	317	—
GSM	6,468	6,894	(426)	(6.2%)
CDMA	1,703	1,333	370	27.8%

Mobile services in operation	8,488	8,227	261	3.2%

Total Wholesale mobile SIOs (in thousands)	119	83	36	43.4%

Online subscribers (in thousands)
Narrowband subscribers	1,027	1,205	(178)	(14.8%)

Broadband subscribers — Retail	1,476	856	620	72.4%
Broadband subscribers — Wholesale (vi)	1,427	888	539	60.7%

Total Broadband subscribers	2,903	1,744	1,159	66.5%

Total online subscribers	3,930	2,949	981	33.3%

Total FOXTEL subscribers (in thousands)	1,130	1,023	107	10.5%

Employee data
Domestic full time staff (vii)	37,599	39,680	(2,081)	(5.2%)
Full time staff and equivalents (viii)	44,452	46,227	(1,775)	(3.8%)
Total workforce (ix)	49,443	52,705	(3,262)	(6.2%)

(i)	Includes national long distance minutes from our public switched telephone network (PSTN) and independently operated payphones. Excludes minutes related to calls from non-PSTN networks, such as ISDN and virtual private networks.

(ii)	Includes all calls made from mobile telephones including long distance and international calls, excludes data, messagebank, international roaming and CSL New World.

(iii)	Excludes Incontact services (a free service with restrictive calling access) and advanced access services, such as ISDN services.

(iv)	Expressed in equivalent number of clear voice channels. Comparatives have been restated to reflect updated assessment of channels per SIO on ISDN 10/20/30. The previous assessment was based on a calculation of channel configurations across sample services. The revised assessment is based on the entire customer base.

(v)	Excludes CSL New World SIOs.

(vi)	Within Broadband, retail products include cable, satellite, BigPond Wireless, HyperConnect, ADSL and Symmetrical HDSL, while wholesale products include DSL Layer 1, DSL Layer 2, DSL layer 3, Spectrum Sharing and vISP Broadband. Total Broadband subscribers exclude Broadband component of ULL and Mobile Broadband which form part of intercarrier services and mobiles revenue respectively.

(vii)	Excludes offshore, casual and part time employees. June 2005 has been restated, refer to Labour section for further information.

(viii)	Includes all domestic and offshore employees, including controlled entities. June 2005 has been restated, refer to Labour section for further information.

(ix)	Includes all domestic and offshore employees, including controlled entities, as well as contractors and agency staff. June 2005 has been restated, refer to Labour section for further information.

9

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Operating Revenues
Operating Revenues

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$ m	$ m	$ m	(% change)

PSTN Products
Basic access	3,318	3,362	(44)	(1.3%)
Local calls	1,023	1,284	(261)	(20.3%)
PSTN value added services	246	250	(4)	(1.6%)
National long distance calls	913	1,013	(100)	(9.9%)
Fixed to mobile	1,491	1,566	(75)	(4.8%)
International direct	201	234	(33)	(14.1%)
Fixed interconnection	286	309	(23)	(7.4%)

Total PSTN	7,478	8,018	(540)	(6.7%)

Mobiles
Mobile services — Retail	3,846	3,736	110	2.9%
Mobile services — Wholesale	36	24	12	50.0%
Mobile services — Interconnection	623	547	76	13.9%
Mobile handsets	467	381	86	22.6%

Total Mobiles	4,972	4,688	284	6.1%

Internet and IP solutions
Narrowband	220	275	(55)	(20.0%)
Retail broadband	730	463	267	57.7%
Wholesale broadband	461	261	200	76.6%
Internet direct	143	123	20	16.3%
IP solutions	285	207	78	37.7%
Other	68	48	20	41.7%

Total Internet and IP solutions	1,907	1,377	530	38.5%

ISDN products	807	890	(83)	(9.3%)
Specialised data	884	966	(82)	(8.5%)
Advertising and Directories	1,711	1,585	126	7.9%
Intercarrier services	351	290	61	21.0%
Inbound calling products	449	449	—	0.0%
Solutions management	989	931	58	6.2%
HKCSL New World	830	734	96	13.1%
TelstraClear	620	625	(5)	(0.8%)
Offshore services revenue	295	252	43	17.1%
Payphones	104	121	(17)	(14.0%)
Pay TV bundling	320	263	57	21.7%
Customer premises equipment	274	231	43	18.6%
Other sales & service	759	741	18	2.4%

Sales revenue	22,750	22,161	589	2.7%
Other revenue	22	20	2	10.0%

Total revenue	22,772	22,181	591	2.7%
Other income	328	261	67	25.7%

Total income	23,100	22,442	658	2.9%

10

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
In the following discussion, we analyse revenue for each of our major products and services. The principal areas of operating revenue growth for fiscal 2006 were:
•	mobiles;

•	internet and IP solutions;

•	advertising and directories; and

•	Pay TV bundling.
In fiscal 2006, our sales revenue growth was partially offset by a 6.7% decline in PSTN product revenues as customers continue to move towards new products and services to satisfy their requirements and competition intensifies in the market.
Competition has continued to intensify and as a result, we have seen our revenues decline in some areas despite increasing volumes. We have also seen a continued shift in revenue from our traditional higher margin retail operations (such as our PSTN products) to our lower margin retail products (such as mobiles and broadband). We have continued to concentrate on product bundling initiatives and managing the migration of customers to other products. In the second half of fiscal 2006, we introduced our first subscription price based offers into the Consumer market to help address the decline of our traditional product revenues and to make pricing simple for our customers. We have also introduced market based management to enable us to better serve our customers’ needs as we understand them better.
We expect that there will be continued competitive pressure in some of our traditional product areas. However, the volume of telecommunications services purchased in Australia has increased and the range of products and services offered continues to expand. Based on the overall growth anticipated in the volume of telecommunication services, we expect our operating revenue to continue to grow.

11

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
PSTN Products
PSTN Products

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$ m	$ m	$ m	(% change)

Basic access revenue
Retail	2,592	2,725	(133)	(4.9%)
Domestic wholesale	726	637	89	14.0%

Total basic access revenue	3,318	3,362	(44)	(1.3%)

Local call revenue	1,023	1,284	(261)	(20.3%)
PSTN value added services revenue	246	250	(4)	(1.6%)
National long distance call revenue	913	1,013	(100)	(9.9%)
Fixed to mobile revenue	1,491	1,566	(75)	(4.8%)
International direct revenue	201	234	(33)	(14.1%)
Fixed interconnection	286	309	(23)	(7.4%)

Total PSTN revenue	7,478	8,018	(540)	(6.7%)

Basic access lines in service (in millions)
Residential	5.46	5.60	(0.14)	(2.5%)
Business	2.32	2.45	(0.13)	(5.3%)

Total Retail	7.78	8.05	(0.27)	(3.4%)
Domestic wholesale	2.16	2.07	0.09	4.3%

Total access lines in service	9.94	10.12	(0.18)	(1.8%)

Number of local calls (in millions)	7,432	8,469	(1,037)	(12.2%)
National long distance minutes (in millions) (i)	7,215	7,743	(528)	(6.8%)
Fixed to mobile minutes (in millions)	4,491	4,375	116	2.7%
International direct minutes (in millions)	534	580	(46)	(7.9%)

Note: statistical data represents management’s best estimates.
(i)	Includes national long distance minutes from our public switched telephone network (PSTN) and independently operated payphones. Excludes minutes related to calls from non-PSTN networks, such as ISDN and virtual private networks.
Total PSTN products revenue is $7,478 million, which declined by 6.7% or $540 million during fiscal 2006. This compares with a decline of 3.6% in fiscal 2005 (inclusive of fixed interconnection).
There has been a general reduction in PSTN volumes, with a decline in retail basic access lines, and volume reductions across local calls, national long distance calls, international direct calls and fixed interconnection. Yields have also declined in local calls, national long distance, fixed to mobile, international direct and fixed interconnection due to competitive pricing pressure.
During the second half of the year, we introduced subscription pricing plans for our PSTN customers, which offer greater choice and value from the home phone, including untimed national long distance calls and low or no charge local calls. These plans are yet to show any significant impact on our PSTN revenues.
Basic access
Our basic access revenue includes monthly rental fees, installation charges and connection charges, from telephone service connections between a customer’s premises and our PSTN network.

12

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Basic access revenues are affected by:
•	housing growth;

•	competition;

•	demand for telephone services and additional lines;

•	regulatory constraints in relation to wholesale basic access;

•	migration to other products such as broadband and mobiles; and

•	price changes.
Under our basic access pricing structure, we have a range of access and call pricing packages to give our residential and business customers choice in the plan they select, along with a range of reward options. These pricing packages are reviewed regularly to reflect the changing needs of customers. For the most part, wholesale customers receive the pricing plan which only incorporates the basic telephone service with local call rates, excluding long distance and fixed to mobile calls (with a “residential” and “business” differentiation still applying).
Our operating revenue from basic access services was also affected by competition during fiscal 2006. During fiscal 2006, the number of retail residential and business basic access lines decreased due to strong competition and migration to alternative products such as broadband and mobiles. Domestic wholesale basic access lines in service grew, reflecting the increased penetration of our competitors into the retail basic access market. In the retail segment, we saw a decline of 270,000 lines in service or 3.4%, mainly driven by the migration to other technologies which is underpinning the retail trend across PSTN revenues. This decline was partially offset by an increase of 90,000 lines in service or 4.3% in the wholesale market.
Overall our operating revenue from basic access services decreased. During fiscal 2006, we introduced various basic access packages, which reduced the decline in yield in this area, despite an overall decrease in basic access lines in service.
Rental revenue increased due to a rise in line rental price charges from December 2005, which included a rise in basic access prices for wholesale and non preselected retail residential customers. In addition, penetration of higher value HomeLine plans including HomeLine Ultimate, a new subscription based plan introduced in April 2006, is also expected to contribute positively. Partly offsetting this was an increase in the discounts to Whole of Business customers and pensioners.
Local calls
Our local call revenue from local call charges, consists of revenue from local calls on our PSTN network and includes revenue from our megapop product which allows ISPs to offer untimed local call PSTN dial up access for their customers via a single national dial up 019 number. For the most part we charge for local calls without a time limit.
Our local call revenue is affected by:
•	the number of basic access lines in service and customers moving from our basic access service to our other access services, such as mobiles and broadband;

•	competition;

•	increasing use of email;

•	customers migrating to mobile and fixed to mobile calling; and

•	pricing changes.
Local call revenue decreased by $261 million or 20.3% in fiscal 2006, with both our retail and wholesale revenues being negatively impacted by ongoing product substitution from fixed calling to mobile voice calls and SMS, which is accelerated by the take up of capped mobile plans currently being heavily promoted by competitors. Substitution of

13

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
data local calls continues to occur due to the migration of dial up internet customers to broadband. The price in the wholesale market also declined as a result of a rise in volume discounts.
Generally, call volumes have continued to fall during fiscal 2006, reflecting the impact of customers migrating to other products, such as mobiles, fixed to mobile, and broadband products. This is highlighted by the fact that the number of local calls reduced by 12.2% during the year.
Work continues on the integration of mobile, fixed and broadband services to add value to the fixed line. This is aimed at arresting the decline in fixed line use.
PSTN value added services
Our revenue from PSTN value added services declined by $4 million or 1.6% during fiscal 2006. This decrease was driven by a reduction in a number of mature products, such as Indial, Siteline, Enhanced faxstream and other access products nearing the end of their lifecycle. Customers are also migrating to product offerings such as internet products and premium voice communication applications.
Messaging and call completion products increased marginally during fiscal 2006. Calling number display continued to grow due to attractive packaging discounts resulting in subscriber numbers increasing by 10%. This has been partially offset by call return revenue which declined by 14% due to lower overall call volumes and substitution to other products.
National long distance calls
Our operating revenue from national long distance consists of revenue from national long distance calls made from our PSTN network to the fixed network.
We generally charge for national long distance calls based on the time of day, day of week, destination and duration of the call, but packages are also offered on a capped price basis and under subscription pricing arrangements. A variety of promotions and pricing options are offered to encourage our customers to use our service and to inform them about the price and value of our service. The majority of our operating revenue from national long distance calls comes from our residential and small business customers.
General economic conditions and customer perceptions about the cost and value of our service relative to competitor alternatives, largely drive our national long distance call revenue. Competitive activity continues to negatively affect this revenue category directly through override and preselection, and indirectly through competition for access lines. In addition, national long distance calls are impacted by customers migrating to mobile, broadband and fixed to mobile calling.
Our operating revenue from national long distance calls declined by $100 million or 9.9% in fiscal 2006 compared with fiscal 2005. Competitor activity in the fixed line market continues to be high and most carriers have a fixed or mobile cap, or a combination of both in the market. This is having a direct impact on our national long distance revenues particularly where competitors are bundling these calls with broadband offerings. Volumes are down as a result of lower basic access services in operation and the impact of fixed to mobile substitution and other calling options available to customers. We have increased discounts compared to fiscal 2005 in order to retain and win back customers.
We continue to respond to competition with competitively priced packages. However, with the strong growth in mobile and internet services in the Australian market, we expect national long distance call revenue to continue to be negatively impacted by ongoing migration of customers to mobile and internet products, and by the continued

14

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
growth of subscription pricing plans. Work continues on the integration of mobile, fixed and broadband services to add value to the fixed line. This is aimed at arresting the decline in fixed line use.
Fixed to mobile calls
Our fixed to mobile revenue is generated by calls originating on our fixed networks and terminating on any mobile network. We generally charge for fixed to mobile calls based on time of day and mobile carrier, however packages are also offered on a capped price basis. Our operating revenue for fixed to mobile calls is approximately split evenly between business and residential customers. The growth of the Australian mobile telecommunications market has driven revenue expansion in this product category in recent times. However, the introduction of capped plans in the mobile market has now impacted the volume of fixed to mobile activity as customers continue to slowly move their usage from our PSTN products. The fixed to mobile environment is influenced by fixed to mobile preselection, whereby the carriage service provider (CSP) selected by a customer for national long distance calls automatically becomes the customer’s provider for fixed to mobile calls.
During fiscal 2006, fixed to mobile revenue declined by $75 million or 4.8%. We experienced a decline of $114 million due to lower yields resulting from higher discounts arising from ongoing competitive pressure, including incorporating fixed to mobile calls in reward offerings and the changing mix in (Services In Operation) SIOs from PSTN to ISDN and CustomNet. This increase in the level of discounting is representative of our increased campaign activity aimed at reducing customer churn to other providers and win customers in the market place.
This decline in revenue was partially offset by growth in call volumes mainly due to the continued expansion of mobile services in the Australian market. The positive volume growth for fiscal 2006 contributed $38 million due to higher calls and minutes of use. This growth is consistent with the growth in the total market mobile SIOs, i.e. a higher number of mobiles on which fixed calls can terminate, and the higher number of calls.
International direct calls
Our operating revenue from international direct relates to revenue we generate from international calls made from Australia to a destination outside Australia (outbound). This revenue is largely driven by general economic conditions, customer perceptions about the cost and value of our service, competition, migration to broadband alternatives and promotion and advertising.
Our international direct revenue declined by 14.1% to $201 million in fiscal 2006 primarily as a result of lower volumes and continued competitive pressure on price. Factors which have influenced this trend include the competitive pressures from calling cards, fixed to mobile substitution and the growth of Voice over IP in the market place. Despite major international events and the occurrence of unfortunate circumstances which have provided short term stimulus to call traffic, international direct minutes declined 7.9% for the year.
Fixed Interconnection
Fixed interconnection is made up of local and non local PSTN/ISDN access interconnection services provided to other carriers. This category is a highly regulated area of the Australian telecommunication market.
Our operating revenue from fixed interconnection decreased by 7.4% to $286 million during fiscal 2006 driven by reduction in both volume and price. Volume declines are in line with cross company trends in PSTN traffic and have been particularly impacted by migration to mobiles and, to a smaller degree, ULL (unconditioned local loop) build. The decline due to price arose from lower charges consistent with our undertakings lodged with the ACCC for PSTN.

15

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Mobiles
Our operating revenue from mobiles consists of revenue from access fees and call charges, as well as value added services comprising international roaming, mobile MessageBank® and mobile data. It also includes revenue from the sale of mobile handsets and interconnection charges where calls from other carriers’ customers terminate on our network.
During fiscal 2006, we commenced the construction of a new 3G GSM network that will operate in the 850 megahertz spectrum. Until recently, we operated only two primary mobile networks, GSM and CDMA. Over time we will migrate our customers from our old networks onto our new 3G network. The new network is intended to reduce our level of network costs and complexity and enable us to provide our customers with faster speeds, better coverage and enable them to access a far greater range of services and content than our older network. We continue to offer 3G services to our customers over our existing 3G 2100 network through our joint venture with Hutchison Telecommunication (Australia) Limited (Hutchison).
The mobile telecommunications market has continued to grow during fiscal 2006, although at a lower rate of growth than in the prior year. The growth was driven by the increase in capped price plans, heightened campaign activity particularly around 3G services, and the increasing use of mobile data services such as Blackberry and 1xRTT. While voice continues to be the largest contributor to mobiles revenue, value added services (inclusive of mobile data) is the fastest growing, now representing 25.4% of mobile services revenue in fiscal 2006. With competition intensifying, we have introduced a comprehensive and broad reaching program of segment based customer management to enable us to provide the best service and solutions to all of our customers.
Mobiles

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$ m	$ m	$ m	(% change)

Access fees and call charges	2,703	2,765	(62)	(2.2%)

Value added services:
- International roaming	266	243	23	9.5%
- Mobile messagebank	199	187	12	6.4%
- Short message service (SMS)	494	457	37	8.1%
- Other mobile data	184	84	100	119.0%

Total value added services	1,143	971	172	17.7%

Total Mobile services revenue — retail	3,846	3,736	110	2.9%
Mobile services revenue — wholesale	36	24	12	50.0%
Mobile services revenue — mobiles interconnection	623	547	76	13.9%

Total mobile services revenue	4,505	4,307	198	4.6%
Mobile handset sales	467	381	86	22.6%

Total mobile goods and services revenue (i)	4,972	4,688	284	6.1%

3G mobile SIO (thousands)	317	—	317	—
GSM mobile SIO (thousands)	6,468	6,894	(426)	(6.2%)
CDMA mobile SIO (thousands)	1,703	1,333	370	27.8%

Total mobile SIO (thousands)	8,488	8,227	261	3.2%

Mobile Wireless — EVDO SIO (thousands) (included in CDMA SIO above)	60	19	41	215.8%

Prepaid mobile SIO (thousands)	3,597	3,570	27	0.8%
Postpaid mobile SIO (thousands)	4,891	4,657	234	5.0%

16

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Mobiles

		Year Ended 30 June
	2006	2005	Change	2006/2005
	$ m	$m	$m	(% change)

Total mobile SIO (thousands)	8,488	8,227	261	3.2%

CDMA wholesale mobile SIO (thousands)	73	62	11	17.7%
GSM wholesale mobile SIO (thousands)	46	21	25	119.0%

Total wholesale mobile SIO (thousands)	119	83	36	43.4%

Number of SMS sent (in millions)	3,019	2,289	730	31.9%

Deactivation rate	23.4%	19.2%	4.2%	4.2%

Mobile voice telephone minutes (in millions) (ii)	7,311	6,746	564	8.4%

Average revenue per user per month $’s (iii)	38.35	39.33	(0.98)	(2.5%)
Average prepaid revenue per user per month $’s (iii)	10.85	12.24	(1.39)	(11.4%)
Average postpaid revenue per user per month $’s (iii)	58.99	59.06	(0.07)	(0.1%)

Average mobile data revenue per user per month (iv)	6.77	5.70	1.07	18.8%

Note: statistical data represents management’s best estimates.
(i)	Excludes revenue from:

-	calls from our fixed network which we categorise as fixed to mobile; and

-	CSL New World which is recognised separately as controlled entity revenue.

(ii)	Includes all calls made from mobile telephones including long distance and international calls, excludes data, messagebank, international roaming and CSL New World.

(iii)	Average retail revenue per user per month is calculated using average retail SIO and includes mobile data, messagebank and roaming revenues. It excludes interconnection and wholesale revenue.

(iv)	Includes mobile wireless EVDO revenue, excludes BigPond wireless.
During fiscal 2006, mobile service revenue increased mainly due to the continued growth in the number of mobile telephone subscribers and expanding minutes of use, offset by continued pressure on prices. In addition, we experienced strong growth in our value added services revenue for example messagebank, SMS, Blackberry and 1xRTT.
Access fees and call charges declined by 2.2% to $2,703 million in fiscal 2006 reflecting a decrease in GSM revenues partially offset by an increase in CDMA revenues. Both technology categories have been impacted during the year by the competitive environment and the growth in capped price plans which has directly impacted yields. CDMA prepaid was also impacted by lower revenues attributable to a promotion which gave CDMA subscribers half price calls for a year. During the year we moved from 1% of our mobile customers on capped plans to 4.3% on capped plans.
SIOs increased overall, but it was CDMA that drove the growth with a 27.8% increase whilst GSM (including 3G) reduced marginally by 1.6%. The CDMA revenues benefited from an increased emphasis on activations and the availability of more competitively priced handsets. Call minutes generally increased for each technology, but these benefits did not outweigh the impact on price for the period. Average revenue per user (ARPU) dropped by 98 cents over the year led by a reduction in prepaid ARPU by 11.4% or $1.39, with postpaid ARPUs stable.

17

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Revenue from international roaming grew by 9.5% to $266 million in fiscal 2006. The rise was primarily due to an increase in outbound roaming minutes and a marginal increase in revenue per call. In addition, inbound roaming revenue remained steady as price increases were equally offset by decreased usage.
Revenue from MessageBank® increased by 6.4% to $199 million in fiscal 2006 primarily due to growth in minutes resulting from higher mobile usage and SIOs.
SMS and Multimedia Messaging Services (MMS) revenues increased by 8.1% to $494 million after a significant increase in the number of messages sent. There is a component of migration from voice communication to message communication which is evident in the reported growth rates. This has been stimulated by a 1 cent text offer and other rewards and bonus options offered during the year. In addition, mobile data growth was also experienced in the corporate segment through the Blackberry and Telstra Mobile Broadband™ products on the CDMA network. This is reflected in the average mobile data revenue per user per month increasing over fiscal 2006.
Revenue from handset sales increased by 22.6% to $467 million in fiscal 2006 primarily due to growth in the number of GSM mobile handsets sold. This growth is attributed to an increase in marketing campaign activity focusing on the sale of 3G handsets, particularly in the second half of the year.
Mobiles interconnection revenue has grown 13.9% to $623 million. The main product driving this is GSM wholesale domestic roaming which grew in fiscal 2006 by $43 million after Hutchison 3G roaming commencing in April 2005. This corresponds directly to an $8 million drop in CDMA roaming after Hutchison introduced their 3G product as an alternative to CDMA. SMS interconnect has grown $17 million due to an increase in traffic resulting from growth in mobile SIOs as well as a continued increase in the popularity of text messaging as a cheaper alternative to mobile voice calling. In addition, mobiles terminating revenue grew by $24 million due to a 12% increase in termination volumes, partially offset by price reductions resulting from regulatory pricing pressures on mobile terminating rates. The increase in termination volumes has resulted from growth in retail SIOs, particularly in CDMA and pre-paid services.
Wholesale mobile service revenue increased in fiscal 2006 by 50.0% or $12 million due to growth in the Wholesale GSM resale product introduced in fiscal 2005. It enabled resellers to develop and market their own branded mobile solutions including voice, text, multimedia messaging and Messagebank on the GSM network which they could only previously do on the CDMA network. Minutes of use have grown significantly since this product was introduced.
The deactivation rate has increased by 4.2% which is all driven by prepaid activity. After a system change in fiscal 2005 all relevant prepaid SIOs were automatically given a recharge period of 12 months, extended from the normal 6 month period. In the last quarter of fiscal 2006, these SIOs reached the end of this period and many were subsequently deactivated. This contributed to the deactivation of 1.1 million prepaid SIOs in fiscal 2006. This change in recharge period has not impacted the year on year growth rate but has impacted the timing of deactivations occurring throughout the year.

18

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Internet and IP Solutions
Our operating revenue from IP and internet services is driven primarily by:
•	demand for capacity to support business networking;

•	the increased use of IP services by business customers (small to medium enterprises);

•	the introduction of new products to meet customer needs;

•	the increased use of the Internet by businesses and consumers;

•	the movement of our customers from basic access and associated calling products to other access services such as ADSL; and

•	demand for greater bandwidth services such as broadband.
While the IP and internet markets have been experiencing growth, competition has put pressure on our prices. We expect that these trends will continue.
Internet & IP Solutions

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$ m	$ m	$ m	(% change)

Narrowband	220	275	(55)	(20.0%)
Retail broadband	730	463	267	57.7%
Wholesale broadband	461	261	200	76.6%
Internet direct	143	123	20	16.3%
IP solutions	285	207	78	37.7%
Other	68	48	20	41.7%

Total internet & IP solutions revenue	1,907	1,377	530	38.5%

Broadband subscribers — retail (in thousands) (i)	1,476	856	620	72.4%
Broadband subscribers — wholesale (in thousands)	1,427	888	539	60.7%

Total Broadband subscribers (in thousands)	2,903	1,744	1,159	66.5%

Narrowband subscribers — retail (in thousands)	1,027	1,205	(178)	(14.8%)

Total online subscribers	3,930	2,949	981	33.3%

Average revenue per retail broadband subscriber per month ($’s)	52.16	60.10	(7.94)	(13.3%)

Note: statistical data represents management’s best estimates.
(i) Telstra mobile broadband and Telstra internet direct (Retail ADSL) are not included in retail broadband revenue and subcriber numbers.
Our narrowband products allow customers to connect to the internet from any telephone line in Australia. Our broadband products allow customers to experience an “always on” connection to the Internet, although this is not available to all lines due to technology limitations. In fiscal 2006, continued demand for capacity combined with competitive pricing has resulted in customers migrating their narrowband services to broadband. This trend placed additional price pressure on our narrowband products and resulted in a significant decline in our narrowband revenues.
We offer a range of internet products and packages under our BigPond brand. Telstra BigPond home and business packages offer dial-up modem services to residential and business customers across Australia. Telstra BigPond

19

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
We offer a range of internet products and packages under our BigPond brand. Telstra BigPond home and business packages offer dial-up modem services to residential and business customers across Australia. Telstra BigPond broadband provides broadband internet services to consumer and business customers via HFC (Hybrid Fibre Coaxial) cable, ADSL, satellite and mobile access technologies.
During fiscal 2006, our internet and IP solutions revenue grew by 38.5% or $530 million to $1,907 million, despite a reduction in prices. The subscriber base for our broadband products grew significantly during this time, partially due to migration from narrowband products but also due to growth in the overall online market. As at 30 June 2006, we had approximately 2.9 million broadband customers, nearly 1.5 million retail customers. There has been a significant rise in demand resulting from competitive pricing strategies.
Narrowband revenue decreased to $220 million in fiscal 2006. This decline highlights the growing impact of dial-up to broadband migration as the dial-up market proceeds with its decline. We expect this trend to continue with further price adjustments likely to occur as broadband prices fall and customers require higher speeds.
Retail broadband revenue increased by 57.7% to $730 million in fiscal 2006, mainly due to strong increases in SIOs. SIO growth has occurred across all technologies but ADSL has been the key driver of the growth. We have introduced a number of key price and value campaigns to stimulate broadband take up including a combination of discounting access and installation offers. We have also introduced new products and plans including a wireless EVDO offer and enhanced focus on our cable offerings. The Australian Government’s Higher Bandwidth Incentive Scheme (HiBIS) and broadband regional connect packages have also enabled affordable broadband and higher bandwidth to be provided to regional and remote locations and encourage take up in those areas. Given this strong take up, increased competition and resultant price offerings, average revenue per user has declined across the majority of products.
Wholesale broadband revenue increased by 76.6% to $461 million in fiscal 2006 driven by a continuing strong market demand for high bandwidth services. Wholesale DSL internet grade has grown by $181 million driven by volume increases with a 60.7% growth in SIOs.
Internet direct is our business oriented internet access product with a range of data access options and features to meet the needs of business. Internet direct revenue increased by 16.3% during fiscal 2006 to $143 million. The result was driven by our virtual ISP product which increased by $14 million, mainly because of a new commercial deal signed resulting in a significant increase in data usage. SIOs for this product category increased by 258% in fiscal 2006.
IP solutions revenue increased by 37.7% to $285 million in fiscal 2006, mainly due to the products in this category being in the growth phase of their lifecycle. Fiscal 2006 saw an increase of $48 million in IP MAN/Ethernet, our ‘next generation’ data access services which provide high speed IP and Ethernet access solutions respectively for large and medium corporate enterprises. The government sector has been the key user and driver of this product. IP WAN grew by $29 million, after growth was stimulated through competitive pricing and improved network performance. It is also evident that customers now appear more willing to move towards IP based solutions.
Other internet and IP solutions revenue grew by $20 million due to growth in wholesale internet and data traffic, in particular in our Wholesale Ethernet product, and increased revenue from our wholly owned entity, Chief Entertainment which is a media production house that provides internet content.

20

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
ISDN
ISDN is a flexible, switched network based on digital technology. It can support many applications at one time (such as voice, data and video) while using a single access point to the network. ISDN services are offered to residential and business customers across Australia. Our ISDN products revenue is impacted by offerings and packages in the broadband market, growth in the number of DSL enabled exchanges and migration to advanced data products such as IP solutions.
ISDN

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Access	418	421	(3)	(0.7%)
Data calls	118	165	(47)	(28.5%)
Voice calls	271	304	(33)	(10.9%)

Total calls	389	469	(80)	(17.1%)

Total ISDN revenue	807	890	(83)	(9.3%)

ISDN access lines (basic access line equivalents) (in thousands) (i)	1,214	1,208	6	0.5%

Note: statistical data represents management’s best estimates.
(i)	Statistical data- we have adjusted comparative data to show a more accurate reflection of the market. Conversion factors have been adjusted in calculating ISDN access lines.
ISDN access revenue has declined marginally to $418 million in fiscal 2006. Growth in access lines has slowed in recent years from 3.3% in fiscal 2005 to 0.5% in the current year. Data access line declines in the consumer segment have been driven by customer movement to broadband, whilst declines in the business segment have arisen as a result of the migration to alternative technologies such as ADSL, symmetrical HDSL. Data access line declines have been offset by voice access line growth, driven by customers taking up ISDN as a stepping stone towards a full IP environment. Whole of customer discounts in the enterprise segment have also impacted the result in the current year.
ISDN voice calls revenue, which is made up of local, national and international voice calls made on the integrated services digital network, declined by 10.9% or $33 million in fiscal 2006, mainly due to declines in the local and national categories. National voice calls revenue was negatively impacted by competitor price pressure during the year. Local voice calls revenue was negatively impacted by a decrease of 14% in minutes of use primarily because calls on our Priority® One3 and 1300 A Party products have been reclassified from ISDN to inbound calling revenues. This reclassification amounted to $13 million in fiscal 2006.
ISDN data calls revenue declined in fiscal 2006 by 28.5% or $47 million. Both ISDN local and national data calls contributed to the decline. ISDN local data and ISDN national local data calls revenue declined by 28% and 32% respectively due to customers migrating to alternative products such as ADSL and symmetrical HDSL, as a result of improved bandwidths at reduced prices in each of these products.

21

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Specialised Data
Specialised data

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Frame Relay	305	351	(46)	(13.1%)
ATM	90	89	1	1.1%
Digital data services	198	227	(29)	(12.8%)
Leased lines	229	235	(6)	(2.6%)
International private lines	30	26	4	15.4%
Other specialised data	32	38	(6)	(15.8%)

Total data revenue	884	966	(82)	(8.5%)

Domestic Frame access ports (in thousands)	30	34	(4)	(11.8%)
Note: statistical data represents management’s best estimates.
Specialised data revenue is comprised mainly of revenue from frame relay, digital data services and leased lines. Frame relay offers high speed data transmission from 64kb to 45Mb per second to customers connecting any number of sites to other national or international locations. It is frequently used as a building block to construct corporate wide area networks. Digital data services provide high quality, leased line digital data transmission offering dedicated bandwidth from 1.02Kb to 1,984Kb per second, which may be used for communication between all major capital cities, and most regional and country areas in Australia. Analogue leased lines provide high quality, low cost, low bandwidth and dedicated end-to-end connections between customer sites.
During fiscal 2006, total specialised data revenue decreased to $884 million, reflecting a decline in mature products such as frame relay, digital data and leased line services. This decline has been driven by product substitution to more technologically advanced IP and DSL based product options, included with our internet and IP solutions revenue category.
Frame relay revenue decreased as this product enters the declining stages of its product life cycle with customers migrating to new technologies such as Business DSL which offers the same coverage and similar assurance, but at a lower price. In addition, we introduced price discounting to retain existing customers. Reduced frame relay revenue was due to a combination of a reduction in ports by 11.8% with an equivalent reduction in revenue per customer.
Digital data services are mature products that declined 12.8% to $198 million during fiscal 2006 primarily due to customers transferring to newer technologies and price pressures experienced from alternative products.
Leased line revenues have experienced a 2.6% reduction to $229 million, mainly due to customers with voice graded dedicated lines moving to DSL, wireless or IP telephony based solutions. Other high capacity products such as wideband have grown. New business has also been generated by offering premium packages in combination with Internet Direct but they tend to be short distance services which are low revenue generating.

22

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Advertising and Directories
Our advertising and directories revenue is predominantly derived from our wholly owned Sensis group. Sensis provides innovative advertising and local search solutions through a print, online, voice, wireless and satellite navigation network.
The majority of Sensis’ revenue is derived from its print and online directories — Yellow Pages® and White Pages® — which have grown steadily overall due to the introduction of new print and directory advertising initiatives.
Product innovation and customer demand continue to drive growth in our broader online and electronic advertising and non-directories advertising business.
Advertising and Directories

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Advertising and Directories revenue	1,711	1,585	126	7.9%

Yellow Pages revenue increased by 5.8% to $1,172 million, primarily due to the strong performance in our non-metropolitan books and 54% growth in Yellow Pages® OnLine revenue. The growth in non-metropolitan books has been driven by new category guides and subheadings, higher uptake of half page advertisements and the release of three new local directories. Online performance was driven by a 25% rise in Yellow Pages OnLine display customer numbers and higher uptake of Platinum advertising, leading to increased yields.
During fiscal 2006, White Pages® revenue grew by 12.2% to $302 million, reflecting continued growth in both print and online, with improved sales force effectiveness through better go to market strategies. Growth has continued with the success of coloured listings and logos resulting in higher revenue per customer.
Our emerging businesses delivered 17.1% revenue growth, driven by strong growth in Whereis® location-based search revenues and in MediaSmart®. Fiscal 2006 includes a full year of revenue for our mapping and travel related products company Universal Publishers.
We also acquired QuickCut and Adstream in February 2006. This business provides a unique software and online interface which allows advertising content to be stored, repurposed and distributed across a wide range of media. This business contributed a further $8 million for the year.
Overall revenue performance was impacted by a decline in Classifieds revenue over the period. This was driven by competition and economic weakness in the Sydney and Melbourne markets.

23

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Intercarrier Services
Our operating revenue from intercarrier services comprises a number of products and services relating to the provision of telecommunications services to other carriers (including REACH), CSPs and Internet service providers (ISPs). The majority of this revenue base is derived from interconnect and access services which is a highly regulated area of the Australian telecommunications market. Interconnection revenues relating to our PSTN and mobile products are included in those product categories. The remaining revenue component in intercarrier services is derived from wholesale specific product offerings such as facilities access, wholesale transmission and ULL which, while they are subject to significant price pressures resulting from ongoing oversupply of capacity in the market place, are a focus for delivering incremental revenue growth for us in the coming years.
Intercarrier services

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Intercarrier services revenue	351	290	61	21.0%

Intercarrier Services revenue has grown by 21.0% to $351 million due to increases in facilities access, wholesale transmission solutions and other wholesale revenues mainly consisting of ULL.
Our growth in facilities access was 40.7% or $24 million for the year largely driven by demand for equipment building and mobile tower access as other carriers and service providers have sought to expand their infrastructure over time.
Growth in wholesale transmission relates to leased transmission services led by a rise in demand from internet service providers for backhaul transmission to expand their DSL network coverage. Partly offsetting the overall increase in intercarrier revenue was the unfavourable impact of a backdated rate adjustment for MCI Worldcom in September 2005 as well as a decline in services leased by the same customer.
Other Wholesale revenue growth of $18 million is due to ULL which has been driven by a number of factors such as:
•	carriers have reached customer density thresholds on wholesale DSL and resale PSTN to be able to undertake viable ULL; and
•	falling equipment prices have reduced the capital required by carriage service providers to undertake ULL build.

24

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Inbound Calling Products
Our operating revenue from inbound calling products consists principally of the fees we charge our business customers for the provision of inbound calling numbers:
•	for Freecall™ 1800, the cost of the call, charged to the party called, with no cost incurred by the caller;
•   for Priority® 1300 and Priority® One3:
•	the calling party from a PSTN service incurs a cost of 25 cents (including GST) from anywhere in Australia. Different charges apply for calls made from ISDN, mobiles and payphones; and

•	the service owner incurs the other components of the call charges as applicable.
Also included is revenue from enhanced call centre products using network voice processing, which provides access to advanced call handling capabilities, without customers having to purchase and maintain their own networks.
Our inbound calling products revenue therefore is driven by two different streams, the caller (A party) and the lessee of the inbound service (B party). The A party revenues are affected by substitution to other voice products such as mobiles and the Internet. B party revenues are affected by increased customer competition impacting prices.
Revenue from inbound calling products remained steady at $449 million in fiscal 2006 mainly due to an increase in Priority® One3 and 1300 A Party products offset by Priority® One3 and 1300 B Party products.
Inbound calling products

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Inbound calling products revenue	449	449	0	0.0%

B Party minutes (in millions)	2,922	2,773	149	5.4%
A Party calls (in millions)	1,012	940	72	7.7%

	3,934	3,713	221	6.0%

Note: statistical data represents management’s best estimates.
Our overall revenue from Priority®One3 and 1300 B Party products declined in fiscal 2006 due to very competitive market pressures resulting in lower returns. Minutes of use and services in operation have actually increased in this category of calls, but large customers are being won or retained at lower prices resulting in reduced revenues. This is offset by higher call volumes on our Priority® One3 and 1300 A Party products after calls from our ISDN and Siteline products to these numbers were reclassified in the current year to inbound calling. This amounted to $13 million in fiscal 2006. There is also an increasing trend for calls to these numbers being made from mobile phones which resulted in the revenue being recorded as mobiles revenue.
Revenue from Freecall™ 1800 has declined mainly due to intense price competition leading to reduced price and a declining customer base. Our other inbound calling products, such as Enterprise speech solutions, have continued to grow strongly throughout fiscal 2006.

25

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Solutions Management
Our operating revenue from solutions management is derived from managing all or part of a customer’s communications and IT solutions and services covering:
•	managed network services which is network based voice and data products, including IP based networks and IP telephony, CPE management, radio networks and new wireless based technologies;
•	IT services which is managed customer infrastructure (e.g. desktop and end user devices), managed storage and security services, in addition to hosting and application development. IT services also includes the provision of professional consulting and deployment services; and

•	other refers to our eBusiness solutions and global data centre.
Solutions management

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Managed network services	337	337	—	0.0%
IT services	632	572	60	10.5%
Other	20	22	(2)	(9.1%)

Solutions management revenue	989	931	58	6.2%

In fiscal 2006, solutions management revenue increased 6.2% or $58 million mainly due to increases in IT services.
IT services grew by 10.5% or $60 million in the current year mainly due to our wholly owned entity KAZ winning major contracts, one of which was a five-year contract for an estimated $200 million to provide the Department of Defence’s Central Office IT Infrastructure Support Services. Fiscal 2006 IT services revenue also included an additional $12 million due to a full 12 months of results for KAZ compared to only 11 months in the previous fiscal year. Managed professional services revenue also contributed to the growth in IT services, with an increase of $16 million due mainly to increased project work on an existing contract.
In addition to increases in IT services, managed data, managed WAN and managed radio, which are in ‘managed network services’, all contributed positively to the revenue growth due mainly to increases in a number of existing contracts. Managed voice however offset this growth in revenue, declining due to the scaling back of some of our existing contracts in this area.

26

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Offshore Controlled Entities
The offshore controlled entities category relates to our offshore subsidiaries, which provide a variety of products and services within their various regions of operation. Included in this category are the following significant offshore controlled entities:
•	CSL New World Mobility Group (CSLNW), which generates its revenues from the Hong Kong mobiles market. CSLNW was formerly known as Hong Kong CSL Limited, though in March 2006 this entity merged with Hong Kong based mobile company New World PCS. As result of this transaction, we own 76.4% of the merged entity;
•	TelstraClear, which generates its revenues from providing full integrated services to the New Zealand market; and
•	other offshore controlled entities predominantly in the Telstra Enterprise and Government segment, which mainly generate revenues from the provision of global communication solutions to multinational corporations through our interests in the United Kingdom, Asia and North America.
Offshore controlled entities — revenue

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

CSL New World	830	734	96	13.1%
TelstraClear	620	625	(5)	(0.8%)
Other offshore controlled entities	295	252	43	17.1%

Total offshore controlled entities revenue	1,745	1,611	134	8.3%

Consolidated revenue from offshore controlled entities increased in fiscal 2006 primarily due to the following factors:
•	CSLNW experienced revenue growth across the majority of its revenue streams except for local voice, which continues to be impacted by sustained pricing pressure. The merger between Hong Kong CSL and New World PCS resulted in increased revenue in the current year of $64 million. Excluding this component, revenue has grown in both prepaid and postpaid categories after increased subscribers and handset revenue due to recent promotional activity. Revenue growth was also assisted by a $11 million favourable foreign exchange rate impact.
•	TelstraClear experienced a net decline in revenue of 0.8% to $620 million. There were significant declines in calling revenues largely due to price erosion and pricing plan reductions in the Internet and IP business due to heavy retail competition. Revenue was also negatively impacted by the NZ$ exchange rate, causing a $22 million decline. These declines were mostly offset by strong growth in the business sector and an increased contribution from a full year’s ownership of the Sytec business. There were also a number of one-off implementation revenues from the provision of new and/or additional services to a number of key customers.
•	The 17.1% growth in revenue to $295 million from other offshore controlled entities was mainly due to growth in Europe, Asia and the US. In Europe, the inclusion of a full 12 months ownership of PSINet contributed $15 million in revenue growth. Both Telstra Singapore and Telstra Hong Kong started to grow revenue by selling the full suite of international data products in the Asia market. KAZ also exhibited strong growth in the same region due to the synergies gained by combining this business with our telecommunications business in one bundle to customers. Growth in the US of $15 million was mainly the result of a major contract to provide telecommunications solutions over an integrated global IP-based network, contributing $12 million to revenue growth.
For further detail regarding our major off shore subsidiaries CSLNW and TelstraClear refer to the business summaries on pages 41 and 42.

27

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Payphones
Payphones

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Payphone revenue	104	121	(17)	(14.0%)

Telstra owned and operated payphones (thousands)	30	31	(1)	(3.2%)
Privately owned and operated payphones (thousands)	27	30	(3)	(10.0%)

Total number of payphones (in thousands)	57	61	(4)	(6.6%)

Note: statistical data represents management’s best estimates.
Payphone revenue declined by 14.0% to $104 million in fiscal 2006, impacted by substitution to other products, particularly prepaid mobile phones and competitors’ prepaid calling cards. As a result of this migration, we removed a number of low usage phones resulting in a 3.2% reduction in the number of Telstra owned and operated payphones. There has also been a decline in privately owned and operated payphones of 10.0%, as private operators removed their support for unprofitable payphones. Telstra owned and operated payphones also reduced due to the loss of some payphones to private operators and lower demand in new growth locations.
Pay TV Bundling
Pay TV Bundling

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Pay TV Bundling revenue	320	263	57	21.7%

FOXTEL Pay TV Bundling subscribers (thousands)	292	280	12	4.3%
Austar Pay TV Bundling subscribers (thousands)	51	55	(4)	(7.3%)

Total Pay TV Bundling subscribers (thousands)	343	335	8	2.4%

Note: statistical data represents management’s best estimates.
Total pay TV bundling revenue grew by $57 million, comprising FOXTEL $46 million and AUSTAR $11 million.
FOXTEL bundled services revenue grew by 20.0% or $46 million after an increase in subscribers and higher revenue per user. As customers have migrated from analogue to digital services, discount plans have been phased out and customers are upgrading their packages. The growth in subscribers was driven by low price installation/upgrade offers made to the market along with the FOXTEL 10th Anniversary promotion, which targeted both new customers and existing customers through digital migration. FOXTEL IQ, an interactive digital feature available to all FOXTEL digital subscribers also performed well, aided by a low installation price point campaign. At 30 June 2006, analogue services in operation represented 14.7% of FOXTEL bundled customers compared with 36.8% at the start of the year.
AUSTAR bundled services revenue growth for fiscal 2006 of $11 million was driven by an increase in the average revenue per user after a change in the subscription offerings. Subscriptions however, fell due to lower advertising activity, which resulted in slower sales rates while the disconnection rate remained consistent.

28

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Customer Premises Equipment
Customer premises equipment

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Customer premises equipment revenue	274	231	43	18.6%

Customer premises equipment (CPE) revenue increased by 18.6% to $274 million mainly driven by strong growth in the sales of PBX equipment and communication packages known as Telstra Business Systems (TBS) packages. TBS sales more than tripled in the current fiscal year due to an expansion of the vendor base combined with new carriage pricing plans and investment made in support tools that enabled improved processing and reduced transaction time.
The current year’s revenue also includes a full 12 months of operations for Telstra Business Systems Pty Ltd (formerly known as Damovo (Australia) Pty Ltd) as it was acquired September 2004. We also acquired Converged Networks Pty Ltd, Western Australia’s largest CPE dealer in April 2006.
This growth was partially offset by an $11 million decline in first phones/extensions due to continued substitution of rental phones due to sales of CPE and mobiles.
Other Sales and Services
Other sales and services revenue

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Telstra information and connection services	120	134	(14)	(10.4%)
Customnet and spectrum	110	112	(2)	(1.8%)
Virtual private network	17	15	2	13.3%
Card services	50	59	(9)	(15.3%)
Security products	34	33	1	3.0%
HFC cable usage	84	65	19	29.2%
Conferlink	48	47	1	2.1%
Commercial and recoverable works	57	58	(1)	(1.7%)
External construction	108	85	23	27.1%
Other	131	133	(2)	(1.5%)

Total other sales and services revenue	759	741	18	2.4%

In fiscal 2006, operating revenue from other sales and services increased by 2.4% or $18 million mainly due to HFC cable usage and external construction revenue.
HFC cable usage is made up of revenue received from FOXTEL for cable installations and service calls. Revenue increased by $19 million this year due to FOXTEL promotional activity which resulted in an increase in services in operation. There was also a scheduled FOXTEL contract rate increase during the period.
External construction, which delivers communications network infrastructure solutions, had revenue growth of 27.1% or $23 million in fiscal 2006. This growth can be mainly attributed to increased activity relating to the construction of the 3G 2100 network in conjunction with our joint venture partner, Hutchison.

29

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
The above increases were partially offset by a $14 million decline in information and connection services revenue as a result of lower call volumes. Also, card services declined by 15.3% or $9 million. This was due to products such as Homelink 1800 and telecard being mature products and are being impacted by substitution to more cost effective convenient products such as pre-paid cards and mobiles.
Other Income
Other Income

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Proceeds from sale of property, plant and equipment	46	51	(5)	(9.8%)
Proceeds from sale of investments	93	252	(159)	(63.1%)

Asset/investment sales	139	303	(164)	(54.1%)

Cost of property, plant & equipment	(23)	(42)	19	(45.2%)
Cost of investment	(31)	(173)	142	(82.1%)

Cost of asset / investment sale	(54)	(215)	161	(74.9%)

Net gain/loss on assets/investment sale	85	88	(3)	(3.4%)

USO Levy Receipts	58	63	(5)	(7.9%)
Government subsidies	135	71	64	90.1%
Miscellaneous income	50	39	11	28.2%

Other income	243	173	70	40.5%

Total other income	328	261	67	25.7%

In fiscal 2006, total other income increased by 25.7% or $67 million.
In fiscal 2006 proceeds from sale of investments of $93 million were due mainly to the sale of Xantic and Fundi Software Pty Ltd, with Xantic yielding a net gain of approximately $58 million. In fiscal 2005, proceeds from the sale of our investments was mainly made up of the sale of our interests in Intelsat Limited, Infonet Services Corporation and the redemption of the convertible note issued by PCCW.
The majority of the growth in government subsidy revenue was sourced from Higher Bandwidth Incentive Scheme (HiBIS) receipts and the broadband Connect Australia scheme, which can be attributed to an increase in the provision of broadband services to regional, rural and remote areas of Australia. Refer to the Internet and IP products section for further details regarding HiBIS.

30

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Operating Expenses

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Labour expense	4,364	3,858	506	13.1%
Goods and services purchased	4,730	4,211	519	12.3%
Other expenses	4,427	3,815	612	16.0%

	13,521	11,884	1,637	13.8%
Share of net (gain)/loss from jointly controlled and associated entities	(5)	94	(99)	(105.3%)

	13,516	11,978	1,538	12.8%
Depreciation and amortisation	4,087	3,529	558	15.8%

Total operating expenses	17,603	15,507	2,096	13.5%

In fiscal 2006, our total operating expenses (including share of net (gain)/loss from jointly controlled and associated entities) was $17,603 million, compared with $15,507 million in fiscal 2005. One of the major drivers of the 13.5% increase was the inclusion of a restructuring and redundancy provision of $427 million, which has impacted all three of the expense categories. Our operating expenses have been impacted by the following factors:
•	costs associated with transformational initiatives and certain project write-offs;

•	increased costs associated with network rehabilitation;
•	higher redundancy expense as a result of reduced staff numbers as efficiencies have been achieved;
•	higher goods and services purchased costs due to increased marketing campaign activities and new offers aiming to stimulate sales growth in a range of our products and services;
•	the benefit of ongoing cost control programs, including the consolidation of vendors and IT systems;
•	growth in our communications plant asset base, along with the impact of a service life review of our asset base to align with the transformation program, has increased our depreciation and amortisation expense during fiscal 2006; and
•	the consolidation of additional operating expenses of $68 million in fiscal 2006 from our acquisition activity including the merger between CSL and New World PCS, as well as the inclusion of a full fiscal year of expenses relating to entities we acquired in fiscal 2005. These included Universal Publishers from December 2004, Telstra Business Systems (formerly Damovo (Australia) Pty Ltd) from September 2004, PSINet from August 2004, and KAZ from July 2004.

31

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Labour Expense
Labour expense includes:
•	salary, wages and related on-costs, including superannuation costs, share based payments, workers’ compensation, leave entitlements and payroll tax;

•	costs of engaging contractor labour and agency costs; and

•	restructuring costs, including redundancy expenses.
In the table below, our domestic full time employees include domestic full time staff, domestic fixed term contracted staff and expatriate staff in overseas subsidiary entities. Domestic full time employees do not include employees in our offshore subsidiary entities, or casual and part time employees. Our full time employees and equivalents include the total of our domestic and offshore full time employees, and casual and part time employees measured on an equivalent basis. Our total workforce includes domestic and offshore full time, casual and part time employees as well as contractors and staff employed through agency arrangements measured on an equivalent basis.
During fiscal 2006, we have undertaken a comprehensive review of the sources of our workforce numbers and this has resulted in a restatement of our workforce figure as at the end of fiscal 2005. For 30 June 2005, we previously reported domestic full time employees of 39,657, full time employees and employed equivalents of 46,336 and total workforce of 51,764. We have revised these numbers for fiscal 2006 reporting purposes after standardising our subsidiary entities’ methodology for reporting workforce numbers and reviewing some of our data capture systems. We have also revised the way we count staff on long term leave to exclude them from both the opening and closing staff balances to enable us to better manage the business. Staff on long term leave will be excluded from the balance for future reporting.
The vast majority of the net impact of the changes relates to the number of contractors and agency staff.
Labour expense

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Labour expense	4,364	3,858	506	13.1%

Domestic full time employees (whole numbers) (i)	37,599	39,680	(2,081)	(5.2%)
Full-time employees and employed equivalents (whole numbers) (ii)	44,452	46,227	(1,775)	(3.8%)
Total workforce , including contractors and agency staff (whole numbers) (iii)	49,443	52,705	(3,262)	(6.2%)

Reduction in total workforce in fiscal 2006	(3,262)
Reduction in total workforce in fiscal 2006 excluding impact of New World merger	(3,859)
Note: statistical data represents management’s best estimates.

(i)	Excludes offshore, casual and parttime employees. June 2005 balance has been restated, refer to details above.

(ii)	Includes all domestic and offshore employees, including those of our subsidiary entities. June 2005 balance has been restated, refer to details above.

(iii)	Includes all domestic and offshore employees, including subsidiary entities as well as contractors and agency staff. June 2005 balance has been restated, refer to details above.
During fiscal 2006, our total workforce decreased by 6.2% or 3,262 full time equivalent staff, contractors and agency staff. This decrease is predominantly due to specific efforts across the business to rationalise the number of people working for the Telstra group as part of our business transformation initiatives. During the year, our subsidiary Hong Kong CSL merged with New World PCS, which resulted in the Telstra Group acquiring 597 new employees. Excluding

32

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
the impact of the New World PCS merger on staff numbers, our total full time equivalent staff, contractors and agency staff reduced by 3,859 full time equivalent staff.
We incurred redundancy expenses of $348 million in fiscal 2006 compared with $91 million in fiscal 2005. The higher redundancy expense reflects the implementation of cost control initiatives to improve the efficiency of our operational structure. In addition, a further $186 million of redundancy expense is included as part of a restructuring and redundancy provision as at year end to account for the redundancies over the next 2 years that are considered to have arisen as part of the business restructure.
Our labour expense increased by 13.1% in fiscal 2006 mainly due to:
•	the increased levels of redundancy and the redundancy provision referred to above;
•	salary increases averaging between 2% and 4% for employees as specified in our enterprise agreements and as per the normal annual salary review process; and
•	a full year of ownership of several subsidiaries acquired part way through fiscal 2005 (such as KAZ and Telstra Business Systems), and acquisition of new entities such as the New World Mobility group and a controlling interest in Adstream.
The above increases in labour expense were partially offset by cost reductions associated with the 6.2% decrease in the number of employed staff, contractors and agency staff.
Excluding the impact of redundancy expense, labour expense increased by 1.7%.
Based on the latest detailed actuarial report provided on the financial position of the Telstra Superannuation Scheme (Telstra Super) as at 30 June 2003, we have reported that a surplus in this superannuation fund continues to exist. In accordance with the recommendations within the actuarial investigation, we were not expected to, and did not make employer contributions to Telstra Super during fiscal 2006 and fiscal 2005. As at 30 June 2006, the vested benefits index (the ratio of fund assets to members’ vested benefits) of the defined benefit divisions of Telstra Super was 115%. Our contributions to Telstra Super will recommence when the vested benefit index of the defined benefit divisions falls to 103%. The continuance of our contribution holiday is dependent on the performance of the fund and the level of contributions required to meet employer obligations.
In fiscal 2006, we recognised $185 million of pension costs in our labour expenses compared with $203 million in fiscal 2005. This expense is due to the relevant A-IFRS standard requiring us to recognise the actuarially defined movement in our defined benefit pension plans in our operating results.

33

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Goods and Services Purchased
Goods and services purchased includes core costs of our business that vary according to business activity. The largest component of this expense category is network payments, which are payments made to other carriers to terminate international and domestic outgoing calls and international transit traffic. Other significant items includes the costs of mobile handsets and internet modems, costs of mobile sales (including subsidy costs, usage commissions and dealer incentives), managed services costs (including service contractors, sub-contractors and leases), service fees (predominantly in relation to our pay television services) and paper purchases and printing costs.
Goods and services purchased

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Cost of goods sold	917	726	191	26.3%
Usage commissions	281	289	(8)	(2.8%)
Handset subsidies	504	424	80	18.9%
Network payments	2,002	1,904	98	5.1%
Service fees	319	273	46	16.8%
Managed Services	242	190	52	27.4%
Dealer performance commissions	113	41	72	175.6%
Paper purchases and printing	147	159	(12)	(7.5%)
Other	205	205	—	0.0%

Total goods and services purchased	4,730	4,211	519	12.3%

Our goods and services purchased increased in fiscal 2006 mainly due to higher cost of goods sold, mobile handset subsidies and network payments. Increases were experienced across most categories within goods and services purchased except for usage commissions and paper costs. Additionally, a restructuring provision of $54 million has been raised in relation to the replacement of EVDO cards and additional customer and dealer costs associated with the shut down of our CDMA network in the future.
Our goods and services purchased increased by 12.3% to $4,730 million in fiscal 2006 due to the following factors:
•	the inclusion of the full financial year of expenses relating to our subsidiary entities acquired part way through the prior fiscal year, including KAZ, Telstra Business Systems (formerly Damovo (Australia) Pty Ltd), PSINet and Universal Publishers. In fiscal 2006, we also acquired New World PCS, the consolidation of which has caused an increase of goods and services purchased expense of $29 million;
•	a rise in cost of goods sold mainly due to higher sales volumes for mobile handsets, primarily driven by increased market campaign activity, strong BigPond broadband demand, costs of supporting the Commonwealth Games, together with sales growth in other product categories such as EVDO, CPE for small business customers, Managed WAN equipment and voice related products. Also contributing to the increase are payments made to Brightstar, in accordance with our procurement agreement with them to centrally source wireless devices from global suppliers with a view to achieving cost savings. Inclusive of these payments, the Brightstar arrangement has provided net savings of approximately $70 million, primarily relating to handset costs;
•	an increase in mobile handset subsidies, attributable to a rise in the take up of handsets on subsidised plans as well as higher average subsidies offered, especially following a significant campaign undertaken in the last quarter, whereby a greater range of handsets are being subsidised. As a result, our average subscriber acquisition cost has increased from $120 to $137. In addition, the CSL New World Mobility Group has implemented a more aggressive

34

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
handset subsidy policy in order to increase handset sales. In fiscal 2006, we have also made an A-IFRS accounting policy change to expense handset subsidies as incurred, as opposed to previously deferring and amortising them over the contract period. The prior year comparative figure has been adjusted to allow a like for like comparison;
•	network payments continued to grow due to volume increases of domestic mobile and SMS traffic terminating on other carriers’ networks, partially offset by a reduction in the average mobile terminating rate. Additionally, expansion and growth in our UK, USA and Asian operations have driven growth in our offshore outpayments. Also attributable to this increase is higher outbound roaming revenue, partly offset by a reduction of costs through routing traffic to overseas carriers that offer lower prices and favourable foreign exchange variations in our New Zealand operations. Additional Network Access Charges were also incurred as a result of our 3G 2100 partnership activities with Hutchison;

•	service fees increased by 16.8% to $319 million in fiscal 2006 led by a rise in bundling of pay television services due to growth in bundled FOXTEL subscribers;

•	managed services costs grew by 27.4% to $242 million in fiscal 2006, mainly attributable to increased third party maintenance and service costs for the support of customer contracts. There are also a number of reclassifications from other expenses such as service contracts, service fees and consultancy amounting to $26 million. Offsetting this increase are decreases due to lease renegotiations;

•	growth in dealer performance commissions, mainly attributable to increased proactive sales activity in our personal calling program. New dealer payments resulting from the implementation of the new dealer remuneration model have also contributed to the growth; and

•	an increase in other goods and services purchased due to the inclusion of a restructuring provision of $54 million in fiscal 2006, offset by a decrease in commercial project payments as described below.

These increases were partially offset by a decrease in other goods and services expenses such as usage commissions, commercial project payments and paper purchases and printing costs.

•	usage commissions decreased by $8 million mainly as a result of the discontinuation of commission payments to Keycorp following our acquisition of their Transaction Network Solutions business during the year. This was partly offset by increased dealer commissions mainly associated with non-mobile related products, including BigPond products;

•	commercial project payments declined from $59 million in fiscal 2005 to $34 million in fiscal 2006 mainly relating to a lower level of deferral and amortisation of our basic access installation costs. The expense fluctuates in accordance with our installations over the five prior years. An equivalent amount is amortised into revenue and hence there is no EBIT impact. Also contributing to the decline was a change in the line usage billing arrangement for outsourced faxstream costs; and

•	paper purchase and printing costs decreased from $159 million in fiscal 2005 to $147 million in fiscal 2006 due to savings achieved through printing contract discounts, together with a reclassification of expenses into cost of goods sold. There was also a reduction in printing costs relating to superannuation industry contracts after a push towards the use of online notifications.

35

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Other Expenses
Other expenses

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Property and IT rental expense	559	572	(13)	(2.3%)
Net foreign currency conversion losses/(gains)	2	(40)	42	(105.0%)
Audit fees	8	7	1	14.3%
Service contracts and other agreements	1,836	1,556	280	18.0%
Promotion and advertising	356	330	26	7.9%
General and administration	793	806	(13)	(1.6%)
Other operating expenses	544	394	150	38.1%
Impairment and diminution expenses	329	190	139	73.2%

Total other expenses	4,427	3,815	612	16.0%

Our other expenses were $4,427 million in fiscal 2006 and $3,815 million in fiscal 2005, representing a 16.0% increase year on year. A restructuring provision of $137 million was raised at year end mainly relating to property rationalisation, cancellation of server leases, the decommissioning of certain IT platforms and operational and business support systems and related stock obsolescence. Excluding the impact of the provision, our total other expenses grew by 12.5% to $4,290 million.
Our other expenses in fiscal 2006 include an additional $17 million of expenses attributable to the merger of CSL with New World PCS during the period. In addition, a full twelve months of expenses have been included in fiscal 2006 for KAZ, PSINet, Universal Publishers, and Telstra Business Systems (formerly Damovo), which were acquired part way through fiscal 2005.
The movement in the significant categories of other expenses is discussed below.
The largest component within this expense category is service contracts and other agreements. The expense increased from $1,556 million in fiscal 2005 to $1,836 million in fiscal 2006, mainly driven by the following factors:
•	increased network maintenance and rehabilitation activity;
•	costs associated with transformational initiatives;
•	maintenance of the existing 3G 2100 MHZ network and the operational expenditure relating to the construction of the new 3G 850 MHZ network;
•	volume based increases including installations for digital pay television, as well as increased activations and fault rectifications for BigPond products due to product growth; and
•	a rise in consultancy costs associated with the company transformation activity and increased market research activity due to a focus on understanding customer needs.
The above increases are partly offset by savings from the renegotiation of a major vendor contract, a reduction in mainframe server lease charges as well as the completion of consulting work from fiscal 2005.
General and administration expenses decreased from $806 million in fiscal 2005 to $793 million in fiscal 2006. This was driven by lower IT costs resulting from savings achieved in repairs and maintenance through continued infrastructure consolidation. The closure of an IT system and the decommissioning of an IT platform have also contributed to reduced IT related costs. Discretionary costs such as seminars and conferences, travel and entertainment costs have decreased in fiscal 2006 as a result of a strong focus on cost reduction. Legal costs have however risen in the year due

36

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
to increased litigation and other legal work, especially around the C7 case (refer to note 27 of the annual report for further details), operational separation issues and various project initiatives.
Other operating expenses increased from $394 million to $544 million during fiscal 2006 primarily due to the provision for restructuring of $105 million raised in this category. Excluding the impact of the provision, our other operating expenses increased by $45 million. This was largely driven by lower construction activity resulting in higher operations and maintenance activity being expensed.
Property and IT rental expense decreased by 2.3% to $559 million, mainly due to reduced PC leasing costs driven through a consolidation of server leases, which has enabled us to negotiate contracts at a more competitive rate. The decommissioning of an old IT platform and the consolidation of various vendor contracts have also contributed to the decrease in IT rental costs.
Our promotion and advertising costs increased by 7.9% to $356 million during fiscal 2006 mainly due to increased spend during the Commonwealth Games, as well as more marketing activity in the face of increased competition and efforts to stimulate revenue.
Our impairment and diminution expense has increased from $190 million in fiscal 2005 to $329 million in fiscal 2006, mainly attributable to the retirement of a number of IT assets and increased costs associated with the cancellation of partially completed capital projects after a review of project direction as part of our transformation strategy. Also included in fiscal 2006 is a provision relating to restructuring of $32 million. Our inventory write down expense has also risen due to increased write-offs in our construction business, as well as the impact of our active promotion of mobile handsets, causing slow moving stock to be written off more quickly. This increase is partly offset by the decrease in our bad and doubtful debts, which decreased from $150 million in fiscal 2005 to $139 million in fiscal 2006. Improved credit management performance has led to lower provision requirements and write-offs, as well as fewer payments to external debt collection agents.
Net foreign currency conversion costs represents the remaining foreign currency exposure after taking into account our hedging activities. The loss of $2 million in fiscal 2006 compared with a gain of $40 million in fiscal 2005 is mainly due to an A-IFRS accounting adjustment relating to the REACH capacity prepayment, which was processed in fiscal 2005.

37

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Share of net (gain)/loss from jointly controlled and associated entities
Share of net (gain)/loss from jointly controlled and associated entities

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Share of net (gain)/loss from jointly controlled and associated entities	(5)	94	(99)	(105.3%)

Our share of net (gain)/loss from jointly controlled and associated entities includes our share of both profits and losses from equity accounted investments.
In fiscal 2005, we entered into an agreement with our joint venture entity, REACH, which included a commitment to fund half of REACH’s committed capital expenditure for a period until 2022. Under A-IFRS, this transaction was deemed to be part of our investment in REACH and resulted in equity accounted losses being recognised in the fiscal 2005 year.
The current year equity accounting gain has arisen after improved performance from our joint venture entity Xantic prior to its sale.
Depreciation and Amortisation
Our depreciation and amortisation expense remains a major component of our cost structure, reflecting our expenditure on capital items.
Depreciation and amortisation

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Depreciation	3,183	2,876	307	10.7%
Amortisation	904	653	251	38.4%

Total depreciation and amortisation	4,087	3,529	558	15.8%

Our depreciation and amortisation expense has risen by 15.8% to $4,087 million in fiscal 2006. During fiscal 2006, we have undertaken a strategic review of the service lives of our assets as part of the transformation strategy. As a result, we have accelerated depreciation and amortisation by $422 million mainly relating to the CDMA network, our switching systems, certain business and operational support systems and related software.
Excluding the impact of the review, our depreciation and amortisation grew by 3.9% to $3,665 million, mainly attributable to:
•	growth in our communications plant asset base, which is consistent with our level of capital expenditure over recent years; and
•	consolidation of $16 million of depreciation and amortisation expenses from our newly merged entity, New World PCS, along with the inclusion of a full 12 months of depreciation and amortisation expenses relating to entities acquired in fiscal 2005.

38

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Net Finance Costs
Net finance costs

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Finance costs	1,002	963	39	4.0%
Finance income	(66)	(83)	17	(20.5%)

Net finance costs	936	880	56	6.4%

Our borrowing costs are influenced by:
•	our debt level;
•	interest rates;
•	our debt maturity profile;
•	our interest payment profile; and
•	our level of cash assets (affects net debt).
In fiscal 2006, our net debt levels increased from $11,772 million to $13,057 million. This increase was driven by our cash requirements to fund the payment of the fiscal 2005 final dividend and the fiscal 2006 interim dividend, both of which included a 14c per share ordinary dividend and a 6c per share special dividend. This level of dividend payments is higher than in previous periods and hence, required an increase in our borrowing levels. No decision has been made with respect to the level of payment of future dividends.
The higher level of net debt has driven an increase in our net finance costs despite the fact that our net cost of debt has declined marginally during the year. The reason for the decline in average cost of debt is that long term bonds which were issued at historically high interest rates are maturing and being refinanced at the current, comparatively lower, interest rates.
Income tax expense
Income Tax Expense

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Income Tax Expense	1,380	1,746	(366)	(21.0%)

Effective Tax Rate	30.3%	28.8%		1.5%
In fiscal 2006, our income tax expense decreased by 21.0% to $1,380 million. The primary driver of the reduction in tax expense is lower profits for the year compared to fiscal 2005.
In fiscal 2006, the effective tax rate increased to 30.3% compared with the effective tax rate of 28.8% in fiscal 2005. The higher effective tax rate is due to a change in the taxation adjustments for items that have different treatments for accounting and taxation purposes, such as equity accounted FOXTEL losses and the depreciation of certain items of plant and equipment. In addition, the current year tax expense includes an amount for under provision of tax in the prior year that is $34 million higher than the amount included in fiscal 2005 for under provision in fiscal 2004.

39

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Major Subsidiaries — Financial Summaries
Below is a summary of the major reporting lines for our three largest subsidiaries: Sensis, TelstraClear and CSL New World Mobility. This information is in addition to the product analysis previously provided in the document and is intended to show these businesses as stand alone entities.
Sensis Financial Summary
Sensis financial summary

	Year Ended 30 June
	2006	2005	Change	Change
	$m	$m	$m	%

Sales revenue	1,826	1,708	118	6.9%
Total income	1,827	1,708	119	7.0%
Total expenses	(917)	(863)	(54)	6.3%
EBITDA	1,001	908	92	10.2%
EBIT	910	845	65	7.7%
CAPEX	100	83	17	20.5%

EBITDA margin	54.8%	53.2%		1.6%
Amounts included for Sensis represent the contribution included in Telstra’s consolidated result.
We are a leading provider of advertising and search services through our advertising business Sensis and its respective subsidiaries. Sensis provides innovative advertising and local search solutions through a print, online, voice, wireless and satellite navigation network.
The 6.9% increase in sales revenue to $1,826 million has primarily been driven by advertising and directories revenue as described in the Advertising and Directories product discussion. The growth in this area has been driven by good performance in White Pages and Yellow Pages print and online. The inclusion of acquired entities in fiscal 2006 has also contributed to growth in the current year.
Operating expenses increased by 6.3% due mainly to the following:
•	Labour expenses grew by $18 million due to organic growth of the workforce, redundancy costs and a $10 million write back of a deferred expense provision.
•	Cost of goods sold increased by $14 million after the inclusion of a full 12 months of results from Universal Publishers acquired mid way through fiscal 2005; and
•	Increased depreciation and amortisation expense by $27 million after commissioning new software, the inclusion of amortisation for Universal Publishers and Adstream and the revision of certain software service lives as part of Telstra’s transformation program.
Cost management and growing yields and margins in print and online led to EBITDA growth of 10.2% in fiscal 2006.

40

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
CSL New World Mobility Group Financial Summary
In February 2001, we acquired a 60% ownership interest in CSL. We paid US$1,694 million ($3,085 million), including incidental acquisition costs, to acquire this controlling interest. In June 2002, we acquired the remaining 40% ownership interest in CSL as part of our redemption of a convertible note from PCCW. In March 2006, we merged the CSL entity with New World PCS to form the CSL New World Mobility Group (CSLNW). This transaction involved us exchanging a 23.6% share in CSL and receiving a a controlling interest in the merged group of 76.4%.
CSLNW operates in the highly competitive Hong Kong mobile market and has delivered revenue growth in fiscal 2006 despite a difficult operating environment, characterised by significant market competition and local voice price erosion. CSL and New World PCS have retained their own brandings as they target different market segments. CSL remains Hong Kong’s premium provider of mobile voice and data services whilst New World PCS targets value conscious customers with a low cost business model. The merged entity provides a much broader customer base for growth.
CSL New World financial summary

	Year Ended 30 June			Year Ended 30 June
	2006	2005	Change	2006	2005	Change
	A$m	A$m	%	HK$m	HK$m	%

Total income	833	735	13.3%	4,831	4,308	12.1%
Total expense	(757)	(648)	16.8%	(4,145)	(3,583)	15.7%
EBITDA	240	217	10.6%	1,390	1,272	9.3%
EBIT	77	87	(11.5%)	686	725	(5.4%)
CAPEX	98	128	(23.4%)	568	755	(24.8%)

EBITDA margin	28.8%	29.5%	(0.8%)	28.8%	29.5%	(0.8%)
Note: Amounts presented in HK$ have been prepared in accordance with A-IFRS.
Amounts presented in A$ represent amounts included in Telstra’s consolidated result including additional depreciation and amortisation arising from consolidation fair value adjustments.
Amounts include 3 months of New World PCS in fiscal 2006.
Total income increased by 12.1% or HK$523 million in fiscal 2006. The majority of the increase resulted from the inclusion of the New World PCS business from March 2006. This resulted in an 8.7% increase in total income year on year. The remaining revenue growth was driven by rising data, international voice, and prepaid revenues offset by a decline in local voice revenues after sustained pressure on prices. Mobile handset revenue also increased after recent handset promotions.
Total operating expenses increased by 15.7% mainly due to the following:
•	the incorporation of costs after the merger with New World PCS;
•	increased subsidies as part of heightened promotional activity to drive sales; and
•	higher offshore outpayments associated with higher international voice revenues.
Depreciation and amortisation expense increased as CSLNW is now carrying higher network assets due to the roll out of their 3G network. EBITDA increased by 9.3% or HK$118 million whilst EBIT decreased by 5.4% or HK$39 million due to the impact of higher depreciation.
CSLNW continues to enhance its 3G network and promote 3G services through the deployment of pioneering technology and innovative applications. In February 2006, the company announced the launch of Hong Kong’s first 3G Mobile TV service enabling customers to enjoy a variety of news and “infotainment” stations.

41

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
TelstraClear Financial Summary
TelstraClear, the second largest full service carrier in New Zealand, has been operating in its current form since December 2001. In December 2001, we merged our 50% owned joint venture, TelstraSaturn and CLEAR Communications, to form TelstraClear. As part of this transaction, we acquired an additional 8.4% interest in the merged entity and began the consolidation of 58.4% of TelstraClear’s results. In April 2003, we acquired the remaining 41.6% interest in TelstraClear and consolidated 100% of TelstraClear’s results from that date.
TelstraClear financial summary

	Year Ended 30 June			Year Ended 30 June
	2006	2005	Change	2006	2005	Change
	A$m	A$m	%	NZ$m	NZ$m	%

Total income	620	625	(0.8%)	693	676	2.5%
Total expense	(645)	(648)	(0.5%)	(713)	(695)	2.6%
EBITDA	111	112	(0.9%)	124	122	1.6%
EBIT	(25)	(24)	4.2%	(20)	(19)	5.3%
CAPEX	126	115	9.6%	141	125	12.8%
EBITDA margin	17.8%	18.0%	(0.1%)	17.9%	18.0%	(0.2%)
Note: Amounts presented in NZ$ represent the New Zealand business excluding intercompany transactions and have been prepared in accordance with A-IFRS.
Amounts presented in A$ represent amounts included in Telstra’s consolidated result and include the Australian dollar value of adjustments to consolidate TelstraClear into the Group result.
In fiscal 2006, revenue increased by 2.5% to NZ $693 million for the following reasons:
•	the full year impact of the national HomePlan offering in the consumer segment; and
•	the current year included the first whole year of Sytec revenue after its acquisition in November 2004.
These increases were offset by:
•	access and call revenue declines in the wholesale and small to medium enterprise segments due to price erosion caused by competition in the market. This was moderated by growth in our customer bases in those segments; and
•	Internet revenues have declined, particularly in the second half, as reduced pricing plans have impacted yield in the business segment.
Total operating expense increased by 2.6% to NZ $713 million due to the following:
•	an increase in outpayments due to higher revenue; and
•	a small increase in labour expenses driven by the inclusion of a full year of Sytec costs.
TelstraClear’s acquisition of local ICT service provider, Sytec Resources Limited in November 2004 and its controlled entities was an important step to leverage TelstraClear’s existing service capability and provided growth and opportunities in this segment in fiscal 2006. New Zealand is a strategically important market for our trans-Tasman customers and the combination of TelstraClear and Telstra enables us to provide customers on both sides of the Tasman with seamless communication and IT solutions.

42

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
REACH
REACH is primarily focused on meeting the increasing needs of its shareholders, Telstra and PCCW, as well as third party voice and satellite services. We are the premier provider of international voice and satellite services in Asia via the operation and management of the most diverse high-speed network in the region.
In February 2001, we sold our global wholesale business, including certain offshore controlled entities, to REACH in exchange for 50% ownership in REACH.
Since the original transaction, REACH has been operating in a difficult environment. Prices for international voice and data carriage have fallen, but growth in usage has not been sufficient to compensate for the loss in revenue caused by the price reductions. Consequently, we have previously been required to make a write down of our investment, reducing the carrying value to nil. Equity accounting was suspended at that date and remains suspended. As a result, our share of net profits/ (losses) in relation to REACH are not booked in the Telstra Group results.
Fiscal 2006 operational performance of the business continued to track according to plan with a focus on consolidation of a new operating model. Data volumes continue to grow strongly and voice business volumes are stable. REACH has also recently signed a memorandum of understanding (MOU) with a consortium of entities to plan and develop a proposal to build an international undersea cable linking South East Asia with the United States of America (USA). In addition, in October 2005, Reach announced the launch of the first stage of its international IP enabled Next Generation Network.

43

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Cash flow
Cash flow data

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Receipts from customers	25,229	24,526	703	2.9%
Payments to suppliers/employees	(14,785)	(13,848)	(937)	6.8%

Net cash generated by operations	10,444	10,678	(234)	(2.2%)
Income tax paid	(1,882)	(1,718)	(164)	9.5%

Net cash provided by operating activities (i)	8,562	8,960	(398)	(4.4%)

Net cash used in investing activities (i) (see table below)	(4,012)	(3,766)	(246)	6.5%

Operating cash flow less investing cash flow (i)	4,550	5,194	(644)	(12.4%)

Movements in borrowings/finance leases	493	1,393	(900)	(64.6%)
Employee share loans	24	19	5	26.3%
Dividends paid	(4,970)	(4,124)	(846)	20.5%
Share buy-back	—	(756)	756	—
Finance costs paid	(940)	(879)	(61)	6.9%
Purchase of shares for employee share plans	(6)	—	(6)	—

Net cash used in financing activities (i)	(5,399)	(4,347)	(1,052)	24.2%

Net increase/(decrease) in cash	(849)	847	(1,696)	(200.2%)

(i)	Please note: Due to the implementation of A-IFRS, we have revised the presentation of the cash flow summary and our statutory reported statement of cash flows. This has resulted in some reclassifications between our key cash flow totals (net cash provided by operating activities, net cash used in investing activities and net cash used in financing activities). Consequently, the 2005 comparative totals disclosed for these lines have changed from the amounts disclosed as at 30 June 2005. The most significant change is the reclassification of our finance costs paid from operating into financing, and the reclassification of interest received from operating into investing.
Net cash provided by operating activities
Our primary source of liquidity is cash generated from our operations. Net cash provided by operating activities includes receipts from trade and other receivables, payments to suppliers and employees, income tax paid, and GST received, paid and remitted to the Australian Taxation Office.
During fiscal 2006, net cash provided by operating activities decreased by 4.4% to $8,562 million. Higher revenue and lower working capital items were offset by higher expense payments. The key drivers of our increased revenue were our mobiles and broadband products. Our higher expense payments were mainly due to increased labour costs, in particular redundancy payments, our variable operating expenditure items that increase with revenue and our service contracts and agreements expenditure.
In addition, our cash paid to the Australian Taxation Office was $164 million higher in fiscal 2006 than in fiscal 2005 due to a low tax instalment rate requiring us to make a larger final tax payment in respect of the 2005 fiscal year. The timing of the final payment fell into the 2006 fiscal year.

44

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Net cash used in investing activities
Net cash used in investing activities represents amounts paid for capital assets and investments, offset by cash receipts from the sale of capital assets and investments, and other cash receipts from our investing activities.
Net cash used in investing activities

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Switching	452	338	114	33.7%
Transmission	426	358	68	19.0%
Customer access	800	870	(70)	(8.0%)
Mobile telecommunications networks	1,043	497	546	109.9%
International assets	338	279	59	21.1%
Capitalised software	556	523	33	6.3%
Specialised network functions	237	291	(54)	(18.6%)
Other	340	377	(37)	(9.8%)

Operating capital expenditure	4,192	3,533	659	18.7%
Other intangibles	63	6	57	950.0%

Capital expenditure before investments	4,255	3,539	716	20.2%
Add: investment expenditure	48	590	(542)	(91.9%)

Capitalised expenditure and investments	4,303	4,129	174	4.2%
Sale of capital equipment, investments and other proceeds	(139)	(244)	105	(43.0%)
Proceeds from other investments	(86)	(76)	(10)	13.2%
Repayment of loans to jointly controlled and associated entities	—	37	(37)	—
Interest received	(66)	(78)	12	(15.4%)
Dividend received	—	(2)	2	—

Net cash used in investing activities	4,012	3,766	246	6.5%

In fiscal 2006, our expenditure on operating capital, intangibles and investments amounted to $4,303 million, an increase of 4.2% on the previous fiscal year. This growth was driven by our next generation network transformation program, which is part of our ongoing strategy of transforming the business.
The increases in our operating capital expenditure were across most capital expenditure categories, with the exception of minor decreases in customer access and specialised network functions. The drivers of our operating capital expenditure for fiscal 2006 were as follows:
•	higher domestic switching as a result of our wireline transformation program, which involves building a new IP core and the next generation ethernet transmission network. Further expenditure was also incurred to cater for increasing demand for broadband ADSL and specialised wideband services;
•	higher transmission expenditure to support the new 3G 850 network and to provide capacity to support increased broadband demand for digital subscriber line (DSL) technology;
•	lower expenditure on customer access due to the achievement of operational efficiencies and the use of new IP ADSL technology at a lower unit cost;
•	significantly higher expenditure on our mobile networks primarily due to 2 items: payments to Hutchison amounting to $312 million for the purchase of a 50% share of their 3G 2100 network, acquired in fiscal 2005 but payment was deferred until fiscal 2006; and costs incurred in relation to the roll out of our own 3G 850 network. Most of the expenditure incurred on the 3G 850 network relates to installing and updating our base stations to

45

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
enable them to carry the new network. During fiscal 2006, we installed 3,500 base stations out of an intended long term program in excess of 5,000 base stations;
•	higher expenditure on international assets, predominantly related to the purchase of additional international transmission capacity to facilitate increased internet traffic with the United States;
•	marginally higher expenditure on capitalised software as we embark on a 3 to 5 year program of transformational projects. In this early stage of the program we have been through a process of rationalising and streamlining our software applications; and
•	lower expenditure on specialised network functions due to the postponement of a number of projects while we undergo a review process to ensure alignment of each project with our strategic direction. The expenditure we made during the year was mainly in relation to improving the reliability and robustness of the network and on improving the IP telephony network infrastructure platform.
Our expenditure on investments and other intangibles amounted to $111 million in fiscal 2006, compared with $596 million in fiscal 2005. Investment expenditure was significantly higher in fiscal 2005 predominantly due to our acquisitions of KAZ and PSINet.
In fiscal 2006, our cash payments for investments and intangibles resulted from the following items:
•	$56 million for the acquisition of the TNS business assets and customer bases from our associated entity Keycorp Limited;
•	$21 million for the acquisition of a further 25% of the issued share capital of Adstream Australia Limited, to increase our shareholding to 58% making Adstream a controlled entity;
•	$5 million cash contribution to our joint venture entity FOXTEL; and
•	other minor investments.
In fiscal 2005, our cash payments for investments resulted from the following items:
•	$340 million for the acquisition of 100% of the issued share capital of KAZ;
•	$124 million for the acquisition of 100% of the issued share capital of PSINet;
•	$66 million for the acquisition of 100% of the issued share capital of ESA Holding Pty Ltd and its controlled entity Damovo (Australia) Pty Ltd (now known as Telstra Business Systems), and Damovo HK Limited for $66 million; and
•	$46 million for the acquisition of 100% of the issued share capital of Universal Publishers.
Our proceeds from the sale of capital equipment, sale of investments and other proceeds amounted to $139 million in fiscal 2006, compared with $244 million in fiscal 2005.
Our cash proceeds from asset sales in fiscal 2006 included the following:
•	the sale of our share of Xantic B.V. of $89 million; and
•	sale of property, plant and equipment for cash receipts of $50 million.
Our cash proceeds from asset sales in fiscal 2005 included the following:
•	the sale of our 1.7% shareholding in Intelsat Limited for $69 million;
•	proceeds from sale of property, plant and equipment of $68 million; and
•	the sale of our 5.3% shareholding in Infonet Services Corporation for $65 million.

46

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
During fiscal 2006 and fiscal 2005 we also received cash from other investment transactions. These included:
•	receipt of $42 million as part of the settlement of the merger transaction with New World PCS in fiscal 2006;
•	receipt of $18 million from a share buy-back performed by Xantic prior to our disposal of our interest in the company in fiscal 2006;
•	receipt of $16 million from our associated entity Keycorp, due to a return of capital return in fiscal 2006; and
•	the redemption of the converting note issued by PCCW with a cash consideration of $76 million in fiscal 2005.
We expect to incur future capital expenditure in the following areas:
•	meeting ongoing customer demand for existing products and services, while ensuring service levels are improved;
•	developing new products and services to meet the changing needs of our customers;
•	asset lifecycle management;
•	providing additional coverage and depth on our 3G mobile network;
•	upgrading our customer access network by delivering a new wireline IP core;
•	further development of our broadband and online infrastructure to meet future growth;
•	providing telecommunications services to rural and remote areas; and
•	internal business support infrastructure to ensure continued productivity improvements, operational efficiencies and customer relationship process improvements.
We believe our cash flow from operating activities and available borrowings will be sufficient to meet our anticipated capital expenditure and investment requirements.
Net cash used in financing activities
Our net cash used in financing activities increased in fiscal 2006 by 24.2%.
A significant portion of our net financing cash outflows relate to payment of dividends and, in fiscal 2005, a share buy-back. The combined amount paid to shareholders in fiscal 2005 via dividends and the share buy-back was largely consistent with the amount paid to shareholders in fiscal 2006. In fiscal 2006, shareholders received the payment of two additional special dividends of 6c each per share, amounting to $1,494 million.
We also receive and repay significant amounts in relation to our borrowings which increase and decrease to match our working capital requirements and other business needs.
The net increase in cash used in financing activities is due to a higher net level of proceeds from our debt issuances in fiscal 2005. Our net proceeds from debt were high during fiscal 2005 due to the refinancing of debt which matured during the year and our need to increase our level of liquidity to fund dividend payments.
During the year, we received $8,641 million in borrowed funds and repaid $8,141 million. In fiscal 2005, we received $7,416 million in borrowed funds and repaid $6,007 million. This resulted in a net increase in cash outflow of $909 million. This position offsets the outflows from the payment of dividends and finance costs.

47

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Balance Sheet
Balance Sheet

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Current assets
Cash and cash equivalents	689	1,548	(859)	(55.5%)
Other current assets	4,190	4,034	156	3.9%

Total current assets	4,879	5,582	(703)	(12.6%)

Non current assets
Property, plant and equipment	23,622	22,891	731	3.2%
Intangibles — goodwill	2,073	2,037	36	1.8%
Intangibles — other	4,050	4,292	(242)	(5.6%)
Other non current assets	1,551	409	1,142	279.2%

Total non current assets	31,296	29,629	1,667	5.6%

Total assets	36,175	35,211	964	2.7%

Current liabilities
Borrowings	1,969	1,507	462	30.7%
Other current liabilities	5,917	4,905	1,012	20.6%

Total current liabilities	7,886	6,412	1,474	23.0%

Non current liabilities
Borrowings	11,409	10,941	468	4.3%
Other non current liabilities	4,048	4,200	(152)	(3.6%)

Total non current liabilities	15,457	15,141	316	2.1%

Total liabilities	23,343	21,553	1,790	8.3%

Net assets	12,832	13,658	(826)	(6.0%)

Equity
Telstra Entity	12,586	13,656	(1,070)	(7.8%)
Minority interests	246	2	244	—

Total equity	12,832	13,658	(826)	(6.0%)

We continue to maintain a strong financial position with net assets of $12,832 million as at 30 June 2006 and $13,658 million as at 30 June 2005. The decrease in net assets of $826 million comprised an increase in total liabilities of $1,790 million offset by an increase in total assets of $964 million.
The movement in total assets of $964 million was primarily due to:
•	cash assets decreased by $859 million partially due to the proceeds on our €1 billion bond issue being received just prior to 30 June 2005, which was subsequently invested in the short term money market. The current level of cash is more reflective of our normal cash holdings;
•	our property, plant and equipment increased by $731 million, largely due to high capital expenditure on our network and our new wireline IP core driven by our next generation network transformation projects;
•	other intangibles decreased by $242 million, mainly because the amortisation of our software assets was greater than our expenditure on new software during the year with the rationalisation and streamlining of many of our software applications as part of our business transformation; and
•	other non current assets increased by $1,142 million mainly due to an increase in the actuarially determined value of our defined benefit pension asset.

48

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
The movement in total liabilities of $1,790 million was primarily due to:
•	total borrowings, current and non-current, increased by $930 million. This increase reflects our need to increase our level of liquidity during the year to fund our various working capital and business requirements, along with two special dividend payments made during the fiscal year;
•	other current liabilities increased by $1,012 million primarily due to an increase in our trade creditors and accruals reflecting the large amount of activity, in particular construction activity, undertaken toward the end of the fiscal year. In addition, included in both current and non-current liabilities, we have provided for restructuring and redundancy expenses planned to be incurred as part of our transformation of the business over the next two years; and
•	other non-current liabilities decreased by $152 million primarily due to a change in our cross currency swap position in line with currency movements and our hedging requirements.

49

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Glossary
1xRTT (One Time Radio Transmission Technology): a 3G development of CDMA technology for high speed packet switched data.
3G GSM: Third Generation Global System for mobile communications — is the evolution of the current GSM and CDMA 2G and 2.5G technology to support voice and high speed data and multimedia services.
3G 850: Third generation mobile technology operating on 850Mhz spectrum.
3G 2100: Third generation mobile technology operating on 2100Mhz spectrum.
ACCC: Australian Competition and Consumer Commission.
A-IFRS: Australian equivalents of International Financial Reporting Standards.
ADSL: Asymmetric Digital Subscriber Line — is a high-speed broadband technology that provides access to the internet. It allows high speed data to be carried over copper network phone lines.
ARPU: Average Revenue Per User
CDMA: Code Division Multiple Access — a mobile standard that provides voice, data, fax and short messaging services. Telstra is replacing its CDMA network with a new 3G 850 mobile network to improve service and functionality to our customers.
Churn: The net number of subscribers switching between telecommunication providers.
EBIT: Earnings Before Interest and Tax. This is a measure of company profitability.
EBITDA: Earnings Before Interest, Tax, Depreciation and Amortisation. This is a measure of company profitability.
EVDO: Evolution Data Only or Evolution Data Optimised — This is an addition to the existing CDMA network that supports high speed packet data transmission.
GSM: Global System for Mobile Communications — one of Telstra’s two digital networks. GSM covers 96% of the Australian population.
HDSL: High bit rate Digital Subscriber Line.
HFC: A shared access architecture using optical fibre between exchanges and hubs in suburban streets, and coaxial cables between the hubs and customers to carry FOXTEL pay TV and BigPond Cable services.
HiBIS: Higher Bandwidth Incentive Scheme — a government subsidy scheme.
IP: Internet Protocol — a standard set of rules for the carriage of digital information such as voice, video, data and images, across a global network.
IP Core: The core element of a network that carries and logically splits voice, data and video using IP technology.
IPWAN: Telstra IP Solution product, providing Corporate Virtual Private Networks to customers. IP WAN uses Telstra’s private network infrastructure to combine all of a company’s communications between sites and mobiles.

50

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
ISDN: Integrated Services Digital Network — an international communications standard for sending voice, video and data over digital telephone lines or normal telephone wires. An early form of digital technology, its use has been largely surpassed by ADSL.
MMS: Multimedia Messaging Service.
PSTN: Public Switched Telephone Network — referred to as the ‘fixed line’ network, it is the standard home telephone service delivered over copper wires.
SIO: Services in operation
SMS: Short Messaging Service — the text based message service on mobile phones.
ULL: Unconditioned or Unbundled Local Loop — the local loop is the copper wire that connects the Telstra exchange in your area to your house. Telstra is required to provide access to this wire to other operators. Other telecommunications providers can provide customers with their own services, like broadband or a telephone service, by installing their own equipment in Telstra exchanges and connecting to the ‘loop’.
WAN: Wide Area Network

51

Telstra Corporation Limited and controlled entities
Full year results and operations review- June 2006
A-IFRS Transitional Adjustments — 1 July 2004

	1 Jul 04
A-IFRS Adjustment –	Adjustment
Retained Profits	$m	Explanation of Adjustment
AASB 2 – Share-based payments	51	Share-based remuneration is recognised as an expense over the vesting period – the transitional adjustment primarily represents the reversal of the expense recognised under previous AGAAP.
AASB 112 – Income tax (Impact of change in tax methodology)	68	This adjustment represents the change in method of accounting for income taxes, giving rise to items not previously recognised. This adjustment also includes the tax impacts of the other adjustments to retained profits.
AASB 117 – Operating Leases	(37)	Adjustment to reflect the straight line basis of expense recognition approach to leases under A-IFRS.
AASB 119 – Recognise net pension asset	537	Recognition of the net position of the defined benefit plans on adoption of A-IFRS.
AASB 121 – Resetting Foreign Currency Translation Reserve (FCTR) to zero	(46)	This adjustment reflects our decision to elect under A-IFRS to reset the FCTR balance to nil on transition, after the impact of other A-IFRS adjustments.
AASB 121 – Restating goodwill from an Australian dollar denominated balance to a foreign currency denominated balance	(297)	Under the transitional rules we elected to restate goodwill and fair value adjustments arising from all business combinations before transition based on the exchange rate at transition.
AASB 123 – Write off of borrowing costs previously capitalised	(462)	We elected on transition to A-IFRS to change its accounting policy to expense all borrowing costs.
AASB 128 – Equity accounting Reach losses against the Capacity Prepayment (CPP)	(348)	On transition to A-IFRS the Reach Capacity Prepayment was deemed an extension of our investment in Reach, triggering equity accounting. The investment balance is eliminated by carried forward equity accounting losses from Reach not previously recognised.
AASB 138 – Expensing handset subsidies previously deferred	(239)	Under previous AGAAP, we capitalised the subsidised component of handset, sold as part of a service contract, as a subscriber acquisition cost, to be amortised over the contract term. UIG 1042 excludes the cost of telephones from subscriber acquisition costs and as a result we have changed our accounting policy to expense handset subsidies as incurred.

Total net decrease to retained profits	(773)

52

Telstra Corporation Limited and controlled entities
Full year results and operations review-June 2006
A-IFRS Transitional Adjustments — 1 July 2004

	1 Jul 04
A-IFRS Adjustment –	Adjustment
Equity	$m	Explanation of Adjustment
AASB 112 – Asset Revaluation Reserve	(32)	Recognition of the deferred tax impact of previously revalued items of property, plant and equipment.
AASB 2 – Share based payments	(287)	Adjustment against share capital for the reclassification of the employee share loans and to recognise the Telstra shares held by the Growthshare Trust.
AASB 121/128 – Foreign Currency Translation Reserves (FCTR)	186	Represents the reset of the FCTR on transition.

Total debit to equity balances	(133)

53

Telstra Corporation Limited and controlled entities
Full year results and operations review- June 2006
Restatement of 30 June 2005 Balance Sheet

	Previous	A-IFRS
	AGAAP	Restated
	30 Jun 05	30 Jun 05	Movement
Balance sheet	$m	$m(1)	$m	Explanation of movements
Current assets
Cash & cash equivalents	1,540	1,548	8
Trade & other receivables	3,577	3,549	(28)	Reduction in receivables due mainly to reclassification of the employee share loans against share capital in accordance with AASB 2
Inventories	232	232	—
Derivatives	—	4	4
Other assets	796	249	(547)	Reclassification of deferred expenditure to intangibles–other in non current assets ($305m), and write off of deferred handset subsidies ($241m)
Non current assets
Trade & other receivables	272	97	(175)	Reduction in receivables due to reclassification of the employee share loans against share capital ($131m) and the elimination of the loan to the Growthshare Trust ($44m)
Inventories	15	15	—
Investments	49	48	(1)
PP&E	23,351	22,891	(460)	Reduction due mainly to ceasing capitalisation of borrowing costs
Intangibles	3,868	6,329	2,461	Net increase due to reclassification from other current and non current assets (software and deferred expenditure) – ($2,875m), cessation of goodwill amortisation ($145m), and recognition of the Hong Kong 3G spectrum licence ($108m). This is partially offset by a reduction in CSL goodwill ($457m) and equity accounting against the Reach IRU ($217m)
Deferred tax assets	2	2	—
Other assets	2,608	247	(2,361)	Reflects the reclassification to Intangibles ($2,546m) and the write off of deferred handset subsidies ($62m), partially offset by the recognition of the defined benefit asset ($247m)

54

Telstra Corporation Limited and controlled entities
Full year results and operations review- June 2006
Restatement of 30 June 2005 Balance Sheet (continued)

	Previous	A-IFRS
	AGAAP	Restated
	30 Jun 05	30 Jun 05	Movement
Balance sheet	$m	$m(1)	$m	Explanation of movements
Current liabilities
Trade & other payables	2,809	2,807	(2)
Borrowings	1,518	1,507	(11)
Current tax liabilities	534	534	—
Provisions	389	421	32	Recognition of current portion of the liability for Reach committed capex
Derivatives	—	11	11
Revenue in advance	1,132	1,132	—
Non current liabilities
Trade & other payables	122	250	128	Recognition of the future obligations under the Hong Kong 3G licence and recognition of operating leases on a straight line basis
Borrowings	11,816	10,941	(875)	Represents the reclassification to the derivatives line item
Deferred tax liabilities	1,885	1,804	(81)	Decrease in deferred tax liability due to the tax effect of our A-IFRS adjustments, partially offset by the impact of a change in accounting for tax under A-IFRS
Provisions	836	894	58	Recognition of non current portion of the liability for the Reach committed capex
Derivatives	—	864	864	Reclassification of derivatives from borrowings
Revenue in advance	388	388	—

55

Telstra Corporation Limited and controlled entities
Full year results and operations review- June 2006
Restatement of 30 June 2005 Balance Sheet (continued)

	Previous	A-IFRS
	AGAAP	Restated
	30 Jun 05	30 Jun 05	Movement	Explanation of
Balance sheet	$m	$m(1)	$m	movements
Equity
Share capital	5,793	5,536	(257)	Reclassification of employee share loans and adjustment to reflect Telstra shares held by the Growthshare Trust
Reserves	(157)	(153)	4
Retained profits	9,243	8,273	(970)	Refer to reconciliation of retained profits

(1)	These balances exclude the 1 July 2005 A-IFRS adjustments in respect of AASB 139 (see separate table for 1 July 2005 adjustments).

56

Telstra Corporation Limited and controlled entities
Full year results and operations review- June 2006
Reconciliation of Retained Profits Movement

			30 Jun 05
	1 Jul 04 Transition	Movement to	A-IFRS
	Adjustments	30 Jun 05	Ret Profits
A-IFRS Adjustments	$m	$m	$m
Retained profits – previous AGAAP	9,391	(148)	9,243
Share-based payments	51	15	66
Deferred tax (tax effect of A-IFRS adjustments & impact of change in methodology)	68	99	167
Operating leases	(37)	(11)	(48)
Recognition of net defined benefit asset (excluding tax impact)	537	(266)	271
Re-setting of FCTR to nil & impact of restating goodwill	(343)	11	(332)
Expensing of capitalised borrowing costs (excluding tax impact)	(462)	4	(458)
Equity accounting losses against Reach CPP/IRU	(348)	(102)	(450)
Expensing of handset subsidies (excluding tax impact)	(239)	(64)	(303)
Cessation of goodwill amortisation	—	147	147
Recognition of Hong Kong 3G spectrum licence	—	(3)	(3)
Change in discount rate and cessation of capitalised interest on deferred PP&E payment	—	(27)	(27)
Retained profits under A-IFRS	8,618	(345)	8,273

57

Telstra Corporation Limited and controlled entities
Full year results and operations review- June 2006
Restatement of 30 June 2005 Income Statement

	Previous	A-IFRS
	AGAAP	Restated
Income	30 Jun 05	30 Jun 05	Diff
statement	$m	$m	$m	Explanation of movements
Income
Revenue	22,657	22,181	(476)	Net gain on sale of non-current assets is now reported in other income, rather than gross proceeds in revenue
Other income	—	261	261	Net gain on sale of non current assets reported in other income under A-IFRS
Expenses
Labour	3,693	3,858	165	Represents the pension cost in respect of the defined pension plans ($175m), partially offset by a lower cost associated with share-based payments ($10m)
Goods & services purchased	4,147	4,211	64	Reflects the impact of handset subsidies being expensed under A-IFRS
Other expenses	4,055	3,815	(240)	This difference reflects the change in reporting the net gain on sale of non current assets in other income and the impact of currency movements and the impact of straight line recognition of our operating leases.
Share of (gains)/losses from associates	(9)	94	103	This movement represents the continuation of equity accounting losses under A-IFRS arising from our commitment to Reach for the committed capex
EBITDA	10,771	10,464	(307)
Depreciation & amortisation	3,766	3,529	(237)	Primarily relates to the cessation of goodwill amortisation ($145m) and impact of the transitional write off of accumulated capitalised borrowing costs ($94m)
EBIT	7,005	6,935	(70)
Net finance costs	736	880	144	Difference due mainly to the decision not to capitalise borrowing costs under A-IFRS
Income tax expense	1,822	1,746	(76)	Reduction due to the impact of the various A-IFRS changes, offset by an increase in tax expense from the change in methodology
Profit after tax	4,447	4,309	(138)

58

Telstra Corporation Limited and controlled entities
Full year results and operations review- June 2006
A-IFRS Adjustment — Balance Sheet — 1 July 2005

	1 Jul 05
A-IFRS Adjustment-	Adjustment
Balance Sheet	$m	Explanation of Adjustment
AASB 139- Increase in assets
- Current assets: derivatives	6	Represents the recognition and measurement of derivatives at fair value as at 1 July 2005 transition date for AASB 139.
- Non current assets: derivatives	512
AASB 139- Increase in current liabilities
- Current borrowings	3
- Current derivatives	5
AASB 139- Increase in non current liabilities -
- Non current borrowings	219	Increase due to remeasuring borrowings at fair value as at the 1 July 2005 transition date.
- Non current derivatives	185	Represents the recognition and measurement of derivatives at fair value as at the 1 July 2005.
- Deferred tax liabilities	32	Deferred tax liability associated with the fair value adjustments described above.

59

Telstra Corporation Limited (ABN 033 051 775 556)
Product reconciliation to align comparative figures with the current year reported presentation
Year ended 30 June 2006

	Reported
	previously	Reported
	released	New Hierarchy
	Jun-05	Jun-05	Movement		Amount		Amount
	$m	$m	$m	Included	$m	Excluded	$m
PSTN products
Basic access	3,362	3,362	—
Local calls	1,284	1,284	—
PSTN value added services	250	250	—
National long distance calls	1,013	1,013	—
Fixed to mobile	1,566	1,566	—
International direct	234	234	—
PSTN interconnect	—	309	309	Fixed interconnection(i)	309
Total PSTN products	7,709	8,018	309
Mobile services	3,760	4,307	547	Mobiles Interconnection(ii)	101
				Mobiles Terminating (Declared)	446
Mobile handsets	381	381	—
Total Mobiles	4,141	4,688	547		547
Internet and IP solutions	1,377	1,377	—
ISDN Products	890	890	—
Advertising and Directories	1,585	1,585	—
Intercarrier services	1,146	290	(856)			Fixed interconnection	(309)
						Mobiles Interconnection	(101)
						Mobiles Terminating (Declared)	(446)

Solutions management	931	931	—
CSL New World	734	734	—
TelstraClear	625	625	—
Offshore services revenue	252	252	—
Inbound calling products	449	449	—
Pay TV bundling	263	263	—
Customer premises equipment	229	231	2	Enhanced Fee For Service	2
Payphones	121	121	—
Other sales & service	743	741	(2)			Enhanced Fee For Service	(2)

Sales revenue	21,195	21,195	—		858		(858)

(i)	Fixed Interconnection revenue has moved from Intercarrier Services revenue into the relevant product category, PSTN Products.

(ii)	Mobiles Interconnection and Mobiles Terminating revenue have moved from Intercarrier Services into the relevant product category, Mobile Services.

60

Telstra Corporation Limited (ABN 033 051 775 556)
Half Yearly Comparison
Half year ended 30 June 2006

	Half 1		Half 2		Full Year		Half 1		Half 2		Full Year		Half 1		Half 2		Full Year
Summary Reported(i) Half Yearly Data	Dec-03	Growth	Jun-04	Growth	Jun-04	Growth	Dec-04	Growth	Jun-05	Growth	Jun-05	Growth	Dec-05	Growth	Jun-06	Growth	Jun-06	Growth

Revenue
Mobiles
Mobile services — Retail	1,733	6.2%	1,721	7.9%	3,454	7.0%	1,885	8.8%	1,850	7.5%	3,736	8.2%	1,940	2.9%	1,906	3.0%	3,846	2.9%
Mobile services — Wholesale	7	16.7%	9	50.0%	16	33.3%	11	57.1%	13	44.4%	24	50.0%	16	45.5%	20	53.8%	36	50.0%
Mobile Interconnection	257	1.2%	258	9.3%	515	5.1%	283	10.1%	265	2.7%	548	6.4%	319	12.7%	304	14.7%	623	13.7%

Mobile services	1,997	5.5%	1,988	8.2%	3,985	6.9%	2,179	9.1%	2,127	7.0%	4,308	8.1%	2,275	4.4%	2,230	4.8%	4,505	4.6%
Mobile handsets	186	8.1%	166	(22.4%)	352	(8.8%)	198	6.5%	183	10.2%	381	8.2%	211	6.6%	256	39.9%	467	22.6%

Total Mobiles	2,183	5.8%	2,153	5.0%	4,337	5.4%	2,377	8.9%	2,310	7.3%	4,688	8.1%	2,486	4.6%	2,486	7.6%	4,972	6.1%
Internet and IP solutions	468	19.7%	545	27.9%	1,013	24.0%	624	33.3%	753	38.2%	1,377	35.9%	888	42.3%	1,019	35.3%	1,907	38.5%
PSTN products
Basic access	1,610	3.5%	1,627	6.5%	3,237	5.0%	1,700	5.6%	1,662	2.2%	3,362	3.9%	1,658	(2.5%)	1,660	(0.1%)	3,318	(1.3%)
Local calls	778	(2.3%)	726	(5.8%)	1,504	(4.0%)	689	(11.4%)	595	(18.0%)	1,284	(14.6%)	553	(19.7%)	470	(21.0%)	1,023	(20.3%)
PSTN value added services	134	(5.0%)	125	(10.1%)	259	(7.5%)	126	(6.0%)	124	(0.8%)	250	(3.5%)	123	(2.4%)	123	(0.8%)	246	(1.6%)
National long distance calls	578	(0.7%)	543	(6.4%)	1,121	(3.5%)	527	(8.8%)	486	(10.5%)	1,013	(9.6%)	471	(10.6%)	442	(9.1%)	913	(9.9%)
Fixed to mobile	808	7.3%	789	3.3%	1,597	5.3%	806	(0.2%)	760	(3.7%)	1,566	(1.9%)	761	(5.6%)	730	(3.9%)	1,491	(4.8%)
International direct	139	(13.7%)	127	(13.0%)	266	(13.4%)	124	(10.8%)	110	(13.4%)	234	(12.0%)	106	(14.5%)	95	(13.6%)	201	(14.1%)
Fixed Interconnect	177	2.9%	159	(10.2%)	336	(3.7%)	159	(10.2%)	150	(5.7%)	309	(8.0%)	146	(8.2%)	140	(6.7%)	286	(7.4%)

Total PSTN products	4,224	1.5%	4,096	(0.2%)	8,320	0.7%	4,131	(2.2%)	3,887	(5.1%)	8,018	(3.6%)	3,818	(7.6%)	3,660	(5.8%)	7,478	(6.7%)
Specialised Data	516	(5.3%)	518	0.8%	1,034	(2.4%)	495	(4.1%)	471	(9.1%)	966	(6.6%)	453	(8.5%)	431	(8.5%)	884	(8.5%)
ISDN Products	473	(3.3%)	454	0.2%	927	(1.6%)	453	(4.2%)	437	(3.7%)	890	(4.0%)	421	(7.1%)	386	(11.7%)	807	(9.3%)
Advertising and Directories(ii)	764	5.5%	578	20.2%	1,342	11.4%	888	16.2%	697	20.6%	1,585	18.1%	944	6.3%	767	10.0%	1,711	7.9%
Intercarrier services	129	(17.3%)	123	(13.4%)	251	(15.5%)	138	7.0%	152	23.6%	290	15.5%	166	20.3%	185	21.7%	351	21.0%
Solutions management(iii)	243	1.7%	265	1.1%	508	1.4%	463	90.5%	468	76.6%	931	83.3%	480	3.7%	509	8.8%	989	6.2%
CSL New World(iv)	377	(22.1%)	349	(17.7%)	726	(20.0%)	380	0.8%	354	1.4%	734	1.1%	373	(1.8%)	457	29.1%	830	13.1%
TelstraClear	282	3.3%	292	6.2%	574	4.7%	304	7.8%	321	9.9%	625	8.9%	321	5.6%	299	(6.9%)	620	(0.8%)
Offshore Services Revenue(v)	48	26.3%	83	66.0%	131	48.4%	119	147.9%	133	60.2%	252	93.0%	139	16.8%	156	17.3%	295	17.1%
Inbound calling products	238	(5.2%)	238	(2.1%)	476	(3.6%)	231	(2.9%)	218	(8.4%)	449	(5.7%)	225	(2.6%)	224	2.8%	449	0.0%
PayTV	65	N/M	89	287.0%	154	569.6%	121	86.2%	142	59.6%	263	70.8%	156	28.9%	164	15.5%	320	21.7%
Customer premises equipment(vi)	94	(10.5%)	92	(4.2%)	186	(7.5%)	108	14.9%	123	33.7%	231	24.2%	135	25.0%	139	13.0%	274	18.6%
Payphones	72	(4.0%)	69	(5.5%)	141	(4.7%)	63	(12.5%)	58	(15.9%)	121	(14.2%)	54	(14.3%)	50	(13.8%)	104	(14.0%)
Other sales & service	281	(40.5%)	336	(18.4%)	617	(30.2%)	380	35.2%	362	7.7%	741	20.1%	380	0.0%	379	4.7%	759	2.4%

Sales revenue	10,457	(0.1%)	10,280	2.5%	20,737	1.2%	11,275	7.8%	10,886	5.9%	22,161	6.9%	11,439	1.5%	11,311	3.9%	22,750	2.7%
Other revenue	13	(31.6%)	11	(31.3%)	24	(29.4%)	11	(15.4%)	9	(18.2%)	20	(16.7%)	10	(9.1%)	12	33.3%	22	10.0%
Other income	268	(6.6%)	138	0.0%	406	(4.5%)	74	(72.4%)	187	35.5%	261	(35.7%)	129	74.3%	199	6.4%	328	25.7%

Total income	10,738	(0.3%)	10,429	2.4%	21,167	1.0%	11,360	5.8%	11,082	6.3%	22,442	6.0%	11,578	1.9%	11,522	4.0%	23,100	2.9%

Selected statistical data
Mobile voice telephone minutes	3,011	16.1%	3,134	17.8%	6,145	16.9%	3,404	13.0%	3,342	6.7%	6,746	9.8%	3,611	6.1%	3,700	10.7%	7,311	8.4%
Short Message Service (SMS) (number of messages)	928	45.6%	1,016	28.8%	1,944	36.3%	1,142	23.0%	1,147	12.9%	2,289	17.8%	1,318	15.4%	1,700	48.2%	3,019	31.9%
Mobile services in operation (thousands)	6,985	14.5%	7,604	15.8%	7,604	15.8%	7,983	14.3%	8,227	8.2%	8,227	8.2%	8,572	7.4%	8,488	3.2%	8,488	3.2%
Broadband Retail subscribers	288	53.3%	427	77.8%	427	77.8%	623	116.5%	856	100.5%	856	100.6%	1,173	88.3%	1,476	72.5%	1,476	72.4%
Broadband Wholesale subscribers	220	288.9%	379	213.4%	379	213.4%	611	177.9%	888	134.4%	888	134.4%	1,164	90.5%	1,427	60.7%	1,427	60.7%
Total Broadband subscribers (thousands)	508	107.8%	806	123.2%	806	123.2%	1,234	143.1%	1,744	116.5%	1,744	116.5%	2,337	89.4%	2,904	66.5%	2,904	66.4%
Narrowband subscribers (thousands)	1,178	6.8%	1,194	3.1%	1,194	3.1%	1,201	1.9%	1,205	1.0%	1,205	1.0%	1,143	(4.9%)	1,027	(14.8%)	1,027	(14.8%)
Retail basic access lines in service	8.64	(3.8%)	8.44	(4.2%)	8.44	(4.2%)	8.21	(5.0%)	8.05	(4.6%)	8.05	(4.6%)	7.87	(4.1%)	7.78	(3.4%)	7.78	(3.4%)
Wholesale basic access lines in service	1.71	22.1%	1.84	18.7%	1.84	18.7%	1.98	15.8%	2.07	12.5%	2.07	12.5%	2.15	8.6%	2.16	4.3%	2.16	4.3%
Total Basic access lines in service	10.35	(0.3%)	10.28	(0.8%)	10.28	(0.8%)	10.19	(1.5%)	10.12	(1.6%)	10.12	(1.6%)	10.02	(1.7%)	9.94	(1.8%)	9.94	(1.8%)
Local calls (number of calls)	4,831	(3.7%)	4,566	(4.4%)	9,397	(4.0%)	4,412	(8.7%)	4,057	(11.1%)	8,469	(9.9%)	3,882	(12.0%)	3,550	(12.5%)	7,432	(12.2%)
National long distance minutes	4,343	(6.7%)	4,177	(7.3%)	8,520	(7.0%)	3,977	(8.4%)	3,766	(9.8%)	7,743	(9.1%)	3,666	(7.8%)	3,549	(5.8%)	7,215	(6.8%)
Fixed to mobile minutes	2,099	7.3%	2,127	7.0%	4,226	7.2%	2,206	5.1%	2,169	2.0%	4,375	3.5%	2,234	1.3%	2,257	4.1%	4,491	2.7%
International direct minutes	338	(12.7%)	313	(11.3%)	651	(12.0%)	304	(10.1%)	276	(11.8%)	580	(10.9%)	273	(10.2%)	261	(5.4%)	534	(7.9%)
ISDN access (basic lines equivalents) (thousands)(vii)	1,108	(6.9%)	1,169	(3.6%)	1,169	(3.6%)	1,200	8.3%	1,208	3.4%	1,208	3.4%	1,205	0.4%	1,214	0.5%	1,214	0.5%
Pay TV bundling	208	1489.6%	257	103.1%	257	103.1%	309	48.5%	335	30.2%	335	30.2%	341	10.4%	344	2.6%	344	2.6%

(i)	The revenue reported prior to December 2004 was prepared under the previous AGAAP and has not been restated under A-IFRS. However, A-IFRS changes have only impacted on the Other Income line and Sales Revenue has remained the same as it was under AGAAP.

(ii)	The growth rates relating to advertising and directories have been impacted by the acquisition of the Trading Post group in March 2004.

(iii)	The growth rates relating to solutions management have been impacted by the acquisition of the KAZ group in July 2004.

(iv)	The growth rates in CSL New World revenue has been impacted by the merger of Hong Kong CSL Limited and New World PCS Limited in March 2006.

(v)	The growth rates in offshore services revenue have been impacted by the acquisition of Cable Telecom in February 2004 and the PSINet group in August 2004.

(vi)	The growth rates relating to customer premises equipment have been impacted by the acquisition of Telstra Business Systems (formerly known as Damovo) in September 2004. (vii) ISDN access (basic lines equivalents) have been restated due to a revision of the channel allocation basis to SIO’s.

(vii)	ISDN access (basic lines equivalents) have been restated due to a revision of the channel allocation basis to SIO’s.

61

Media Release

10 August 2006	147/2006
Telstra’s earnings at better end of guidance and transformation on target
Telstra today announced a profit after tax of $3.18 billion for the financial year ended 30 June 2006, a decrease of $1.13 billion or 26.2 per cent on the prior year. Earnings before interest and tax (EBIT) declined by 20.7 per cent or $1.44 billion to $5.50 billion, at the better end of the market guidance decline of 21 to 26 per cent.
Telstra Chief Executive Officer, Mr Sol Trujillo, said the company’s financial performance had been shaped by new investments required by this year’s commencement of a three to five year transformation of the company and provisions made during the year for future restructuring to improve long-term shareholder value.
“This result, delivered at the better end of our earnings guidance, reflects the fact that we are on or ahead of plan on virtually all fronts of our transformation. We are still taking the tough medicine but after our strong second half sales performance our competitors are having to take some tough medicine of their own, particularly in the broadband and mobiles markets,” he said.
“We are executing our transformation with a sense of urgency; we have momentum; we are showing results; and the results are promising. We are attracting the high calorie customers that every business needs.”
Total income (excluding finance income) grew by 2.9 per cent or $658 million to $23.10 billion due to increases in broadband, mobiles, Sensis, IP solutions, inter-carrier services and pay TV bundling, offset by a decline in revenues from PSTN, specialised data and ISDN products. Sales revenue grew 3.9 per cent in the second half, more than double the first half growth rate, and 2.7 per cent for the year.
Total expenses (before finance costs and income tax) increased by 13.5 per cent or $2.10 billion to $17.60 billion, significantly impacted by the recognition of a redundancy and restructuring provision of $427 million, and other transformational costs including higher redundancy expense due to a significant reduction in workforce numbers, and increased depreciation and amortisation expense due to bringing forward the closure of the CDMA network and the transformation of the network and systems.
“As we have advised the market, the process of transforming the business will be costly in the short term. We are seeing the impact of this on our results for fiscal 2006 and our transformation spending will remain high over the next year. However, much of the cost increase is intended to provide long term benefits as we transform the business to provide improved operations and service, a new customer experience and enhanced shareholder value,” Mr Trujillo said.
Internet and IP services revenue grew $530 million or 38.5 per cent to $1.91 billion, driven by retail broadband revenue growth of $267 million or 57.7 per cent and increased use of data services by business customers.
The number of retail broadband subscribers continued strong growth to 1.48 million. Telstra added 303,000 retail broadband subscribers in the second half and 620,000 for the full year.
“Our broadband market share has increased again, to 44 per cent, and we’ve added retail customers at three times the rate of our nearest competitor. Our focus on meeting customers’ needs and offering a superior value proposition, rather than simply competing on price, is delivering results,” Mr Trujillo said.
Total mobile goods and services revenue growth was 6.1 per cent or $284 million to $4.97 billion.

1

Mr Trujillo said that while value added services grew strongly and minutes of use expanded, continued intense competition and migration to capped plans saw the mobiles growth rate decrease. Telstra added 261,000 mobile SIOs over the year for a total of 8.49 million, an increase of 3.2 per cent.
“Our second half saw strong mobiles revenue growth of 7.6 per cent as we improved our offerings using research based customer segmentation,” Mr Trujillo said.
“3G will become increasingly important as the market evolves, and this is where our efforts are focussed. We are building towards market leadership, with subscribers increasing around 500 per cent in the second half, including wireless broadband. This 3G liftoff is important as ARPUs are $20 higher than for 2G customers.”
Total subscriber numbers in the second half were distorted by a system change in fiscal 2005 which contributed to the deactivation of 1.1 million prepaid SIOs in fiscal 2006.
Sensis revenue grew by 6.9 per cent or $118 million to $1.83 billion, reflecting a strong performance in Yellow Pages online and non-metropolitan books and Sensis’ emerging businesses. Revenue grew 9 per cent in the second half compared with 5.3 per cent in the first. “Sensis’ online revenue grew strongly and has become the primary growth driver, exceeding print growth in dollar terms for the first time,” Mr Trujillo said.
PSTN products revenue was $7.48 billion, a decline of 6.7 per cent or $540 million for the year, with a decline of 7.6 per cent in the first half and 5.8 per cent in the second. There has been a general reduction in PSTN volumes and yield declines due to competitive pricing pressure and continuing customer migration to other products. Since June 2005, Telstra has lost 270,000 retail lines, while wholesale gained 90,000 lines.
“The shift in revenue from traditional higher margin products and services to new and emerging products and services with lower margins has continued. However, we are tackling this hard and have slowed the PSTN decline by integrating services, bundling initiatives and customer winback programs. The introduction of innovative value based subscription plans has also started to make a positive contribution,” Mr Trujillo said.
“Importantly, we have also seen 46 per cent growth in our new wave revenues from products and services over next generation platforms.”
Internationally, total offshore controlled entities revenue increased by 8.3 per cent or $134 million to $1.75 billion for the year. CSL New World revenues increased 13.1 per cent assisted by increased revenue from the merger between Hong Kong CSL and New World PCS. In New Zealand, TelstraClear revenues remained steady while revenue from other offshore controlled entities grew by 17.1 per cent.
Other key financial outcomes included:
•	Excluding the redundancy and restructuring provision, EBIT declined 14.6 per cent to $5.92 billion, slightly better than the market guidance of a 15 to 20 per cent decline. After further excluding net transformation costs of $535 million, EBIT declined 6.9 per cent to $6.46 billion, also slightly better than the 7 to 10 per cent guidance range provided to the market.

•	EBIT margin declined 7.1 percentage points to 24.2 per cent and EBITDA margin decreased 5.1 percentage points to 42.1 per cent. Without transformation costs, EBIT margin declined by 2.9 percentage points to 28.4 per cent and EBITDA margin by 2.7 percentage points to 44.5 per cent.

•	Total cash capital expenditure increased 4.2 per cent to $4.30 billion, within our revised guidance range. Domestic transformation expenditure was $1.35 billion in the second half.

•	Free cash flow declined 12.4 per cent to $4.55 billion, from $5.19 billion in the prior year, due to lower earnings, higher tax paid due to an instalment rate correction by the Australian Tax Office, higher capital expenditure due to transformation and lower asset sales.
Mr Trujillo said Telstra’s customers and shareholders were already seeing the company’s landmark transformation strategy start to deliver results. “Our transformation is on track and the building blocks for long-term shareholder value are being put in place. The “under construction” sign is up but the new Telstra is already emerging,” he said.

2

He said key transformation achievements in the 2005/06 financial year included:
•	Construction of the new 3G 850 network is ahead of schedule and more than three-quarters completed.

•	Total workforce reduced by 3,859 full time equivalent staff, contractors and agency staff excluding the CSL New World merger (3,262 allowing for the merger).

•	Securing cash capital expenditure savings of $500 million through tough negotiation with vendors and discontinuing projects that did not advance the transformation strategy.

•	52 platforms already capped or exited, placing Telstra ahead of December 2006 target.

•	Data centre transition contract with IBM to deliver savings of $250 million over six years.

•	Creation of seven consumer and five business segments, with 120 micro-segments, using Market Based Management research.

•	Reducing unsatisfied demand (“held orders”) for ADSL broadband by nearly two-thirds.

•	Marked improvement in PSTN churn rates and a 42 per cent increase in the number of customers using three or more Telstra products.

•	Creating a new business unit to serve the growing importance of digital services to customers in the small and medium-sized business sector.

•	Telstra staff development, including the launch of a $210 million employee training package.

•	Improved network reliability and service levels in the past year, with customer satisfaction results improving significantly in both connections and fault repair.
Mr Trujillo said it was disappointing that the substantial time, talent and resources Telstra had devoted to discussions with the ACCC had not secured regulation reform enabling Telstra to build a fibre-to-the-node (FTTN) broadband network.
“We sought an outcome that would assure our shareholders that their investment in the network would not be used to subsidise network access by Telstra’s competitors. The negotiations have not produced this outcome. The ACCC was unwilling to recognise the actual costs that Telstra incurs in providing its services and, especially, the costs incurred in providing services to rural, regional, and remote Australia. Until Telstra’s actual costs are recognised and the ACCC’s regulatory practices change, Telstra will not invest in a FTTN network,” he said.
Mr Trujillo said the company had also devoted enormous effort to assisting the Government in preparations for the T3 sale, should the Government decide to go down that path.
Commenting on the company’s fiscal 2007 outlook, Mr Trujillo said that the company expects*:
•	Revenue growth of 2.0 to 2.5 per cent;

•	EBIT growth of 4.0 to 6.0 per cent;

•	Underlying EBIT (excluding transformation costs) to be flat to minus 2.0 per cent;

•	Cash Operating CAPEX spend of between $5.4 and $5.7 billion.

•	The level of future dividends remains subject to key regulatory decisions and will be considered by the Board at the appropriate time.
The Telstra Board of Directors declared a final ordinary dividend of 14 cents per share, fully franked at a tax rate of 30 per cent. This brings the total ordinary dividend declared for the year to 28 cents per share, or a total of $3.48 billion. The record date for the dividend will be 25 August 2006 with payment to be made on 22 September 2006. Telstra shares will commence trading excluding entitlement to the dividend on 21 August 2006.
Telstra Media Contact:           Andrew Maiden            Tel: 02 9298 5259 or 0428 310 700.
* Guidance on reported numbers. Assumes no FTTN build, Band 2 $22 ULL price, FY2007 the largest transformational spend year and no additional redundancy and restructuring provisioning.
Telstra’s national media inquiry line is 1300 769 780 and the Telstra Media Centre is located at:
www.telstra.com.au/abouttelstra/media
For news, views and discussion on telecommunications in Australia see: www.nowwearetalking.com.au
Telstra Corporation Limited
ABN: 33 051 775 556

3

Telstra Corporation Limited and controlled entities
Telstra Corporation Limited and controlled entities
Australian Business Number (ABN): 33 051 775 556

Telstra Corporation Limited and controlled entities
Income Statement
for the year ended 30 June 2006

		Telstra Group			Telstra Entity

		Year ended 30 June			Year ended 30 June

		2006	2006	2005	2006	2005
	Note	$m	US$m	$m	$m	$m

Income
Revenue (excluding finance income)	6	22,772	16,904	22,181	20,485	19,831
Other income	6	328	243	261	163	133

		23,100	17,147	22,442	20,648	19,964

Expenses
Labour	7	4,364	3,239	3,858	3,483	3,082
Goods and services purchased	7	4,730	3,511	4,211	3,305	2,958
Other expenses	7	4,427	3,286	3,815	4,562	3,478

		13,521	10,036	11,884	11,350	9,518

Share of net (gain)/loss from jointly controlled and associated entities	30	(5)	(4)	94	—	—

		13,516	10,032	11,978	11,350	9,518

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)		9,584	7,115	10,464	9,298	10,446
Depreciation and amortisation	7	4,087	3,034	3,529	3,657	3,206

Earnings before interest and income tax expense (EBIT)		5,497	4,081	6,935	5,641	7,240

Finance income	6	66	49	83	63	101
Finance costs	7	1,002	744	963	985	943

Net finance costs		936	695	880	922	842

Profit before income tax expense		4,561	3,386	6,055	4,719	6,398

Income tax expense	9	1,380	1,024	1,746	1,482	1,882

Profit for the year		3,181	2,362	4,309	3,237	4,516

Earnings per share (cents per share)		cents	US cents	cents

Basic	3	25.7	19.0	34.7
Diluted	3	25.7	19.0	34.6

Total dividends declared (cents per share)	4	34.0	25.0	40.0

The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities
Balance Sheet
as at 30 June 2006

		Telstra Group			Telstra Entity

		As at 30 June			As at 30 June

		2006	2006	2005	2006	2005
	Note	$m	US$m	$m	$m	$m

Current assets
Cash and cash equivalents	10	689	511	1,548	474	1,368
Trade and other receivables	11	3,701	2,747	3,549	3,344	3,538
Inventories	12	224	166	232	175	194
Derivative financial assets	16	21	16	4	21	4
Prepayments		244	181	249	172	173

Total current assets		4,879	3,621	5,582	4,186	5,277

Non current assets
Trade and other receivables	11	87	65	97	127	115
Inventories	12	20	15	15	20	15
Investments — accounted for using the equity method	13	23	17	48	18	41
Investments — other	13	—	—	—	5,953	6,136
Property, plant and equipment	14	23,622	17,535	22,891	21,765	21,223
Intangibles	15	6,123	4,545	6,329	2,465	2,751
Deferred tax assets	9	1	1	2	—	—
Derivative financial assets	16	391	290	—	391	—
Defined benefit assets	28	1,029	764	247	1,004	242

Total non current assets		31,296	23,232	29,629	31,743	30,523

Total assets		36,175	26,853	35,211	35,929	35,800

Current liabilities
Trade and other payables	17	3,570	2,650	2,807	3,065	1,956
Borrowings	18	1,969	1,462	1,507	3,374	3,892
Current tax liabilities		428	318	534	400	519
Provisions	19	737	547	421	679	356
Derivative financial liabilities	20	12	9	11	12	11
Revenue received in advance		1,170	868	1,132	919	912

Total current liabilities		7,886	5,854	6,412	8,449	7,646

Non current liabilities
Trade and other payables	17	197	146	250	65	61
Borrowings	18	11,409	8,469	10,941	11,376	10,907
Deferred tax liabilities	9	1,704	1,265	1,804	1,832	1,961
Provisions	19	974	723	894	924	837
Derivative financial liabilities	20	768	570	864	768	864
Revenue received in advance		405	301	388	400	381

Total non current liabilities		15,457	11,474	15,141	15,365	15,011

Total liabilities		23,343	17,328	21,553	23,814	22,657

Net assets		12,832	9,525	13,658	12,115	13,143

Equity
Share capital	21	5,569	4,134	5,536	5,569	5,536
Reserves	22	(160)	(119)	(153)	210	194
Retained profits	23	7,177	5,327	8,273	6,336	7,413

Equity available to Telstra Entity shareholders		12,586	9,342	13,656	12,115	13,143
Minority interests	23	246	183	2	—	—

Total equity		12,832	9,525	13,658	12,115	13,143

The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities
Statement of Recognised Income and Expense
for the year ended 30 June 2006

	Telstra Group			Telstra Entity

	Year ended 30 June			Year ended 30 June

	2006	2006	2005	2006	2005
	$m	US$m	$m	$m	$m

Foreign currency translation reserve
Equity accounting our interest in jointly controlled and associated entities	1	1	(2)	—	—
Translation of financial statements of non-Australian controlled entities	(36)	(27)	(193)	—	—

Cash flow hedging reserve
Net hedging gains recognised directly in equity	327	243	—	327	—
Net hedging gains removed from equity and included in profit for the year	(420)	(312)	—	(421)	—

General reserve
Equity accounting our interest in jointly controlled and associated entities	—	—	5	—	—

Retained profits
Actuarial gain/(loss) on our defined benefit plans	958	711	(90)	945	(85)

	830	616	(280)	851	(85)
Income tax on equity items	(256)	(190)	24	(256)	24

Net income/(expense) recognised directly in equity	574	426	(256)	595	(61)
Profit for the year	3,181	2,362	4,309	3,237	4,516

Total recognised income for the year	3,755	2,788	4,053	3,832	4,455

Effects of changes in accounting policy attributable to Telstra Entity	74	55	1,223	77	737

The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities
Statement of Cash Flows
for the year ended 30 June 2006

		Telstra Group			Telstra Entity

		Year ended 30 June			Year ended 30 June

		2006	2006	2005	2006	2005
	Note	$m	US$m	$m	$m	$m

Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax (GST))		25,229	18,779	24,526	21,928	21,343
Payments to suppliers and to employees (inclusive of GST)		(14,785)	(11,026)	(13,848)	(11,754)	(11,079)

Net cash generated by operations		10,444	7,753	10,678	10,174	10,264
Income taxes paid		(1,882)	(1,397)	(1,718)	(1,863)	(1,712)

Net cash provided by operating activities	24	8,562	6,356	8,960	8,311	8,552

Cash flows from investing activities
Payments for:
- property, plant and equipment		(3,636)	(2,699)	(2,995)	(3,483)	(2,715)
- intangibles		(619)	(459)	(544)	(502)	(460)

Capital expenditure (before investments)		(4,255)	(3,158)	(3,539)	(3,985)	(3,175)
- shares in controlled entities (net of cash acquired)	24	(43)	(32)	(573)	(27)	(28)
- payments for other investments		(5)	(4)	(17)	—	(6)

Total capital expenditure		(4,303)	(3,194)	(4,129)	(4,012)	(3,209)
Proceeds from:
- sale of property, plant and equipment		50	37	68	72	79
- sale of shares in controlled entities		4	3	—	—	—
- sale of other investments		89	66	176	89	164
Net proceeds from CSL New World Mobility merger	24	42	31	—	—	—
Issue of additional shares by controlled entities		6	4	—	—	—
Redemption of PCCW converting note		—	—	76	—	76
Proceeds from share buy-back by jointly controlled and associated entities		34	25	—	34	—
Loan to jointly controlled and associated entities		—	—	(37)	—	—
Interest received		66	49	78	63	79
Dividends received		—	—	2	—	1

Net cash used in investing activities		(4,012)	(2,979)	(3,766)	(3,754)	(2,810)

Operating cash flows less investing cash flows		4,550	3,377	5,194	4,557	5,742

Cash flows from financing activities
Proceeds from borrowings		8,641	6,413	6,433	8,680	6,611
Proceeds from Telstra bonds		—	—	983	—	983
Repayment of borrowings		(7,624)	(5,659)	(5,735)	(7,703)	(6,478)
Repayment of Telstra bonds		(517)	(384)	(272)	(517)	(272)
Repayment of finance lease principal amounts		(7)	(5)	(16)	(6)	(11)
Staff repayments of share loans		24	18	19	24	19
Purchase of shares for employee share plans	21	(6)	(4)	—	(6)	—
Finance costs paid		(940)	(698)	(879)	(953)	(892)
Dividends paid	4	(4,970)	(3,689)	(4,124)	(4,970)	(4,124)
Share buy-back	21	—	—	(756)	—	(756)

Net cash used in financing activities		(5,399)	(4,008)	(4,347)	(5,451)	(4,920)

Net increase/(decrease) in cash		(849)	(631)	847	(894)	822
Foreign currency translation on opening balances		4	3	(3)	—	—
Cash at the beginning of the year		1,534	1,139	690	1,368	546

Cash at the end of the year	24	689	511	1,534	474	1,368

The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements
1. Basis of preparation
In this financial report, we, us, our, Telstra and the Telstra Group — all mean Telstra Corporation Limited, an Australian corporation and its controlled entities as a whole. Telstra Entity is the legal entity, Telstra Corporation Limited.
Our financial or fiscal year ends on 30 June. Unless we state differently the following applies;
•	year, fiscal year or financial year means the year ended 30 June;

•	balance date means the date 30 June; and

•	2006 means fiscal 2006 and similarly for other fiscal years.
The financial report of the Telstra Group and the Telstra Entity for the year ended 30 June 2006 was authorised for issue in accordance with a resolution of the Telstra Board of Directors on 10 August 2006.
The principal accounting policies used in preparing the financial report of the Telstra Group and the Telstra Entity are listed in note 2 to our financial statements.
1.1 Basis of preparation of the financial report
This financial report is a general purpose financial report prepared in accordance with the requirements of the Australian Corporations Act 2001 and Accounting Standards applicable in Australia.
Both the functional and presentation currency of the Telstra Entity and its Australian controlled entities is Australian dollars. The functional currency of certain non Australian controlled entities is not Australian dollars. As a result, the results of these entities are translated to Australian dollars for presentation in the Telstra Group financial report.
This financial report is prepared in accordance with historical cost, except for some categories of investments, which are equity accounted and some financial assets and liabilities (including derivative instruments) which are recorded at fair value. Cost is the fair value of the consideration given in exchange for net assets acquired.
In preparing this financial report, we are required to make judgements and estimates that impact:
•	income and expenses for the year;

•	the reported amounts of assets and liabilities; and

•	the disclosure of off balance sheet arrangements, including contingent assets and contingent liabilities.
We continually evaluate our judgements and estimates. We base our judgements and estimates on historical experience, various other assumptions we believe to be reasonable under the circumstances and, where appropriate, practices adopted by international telecommunications companies.
Actual results may differ from our estimates in the event that the scenarios on which our judgements are based prove to be different.
1.2 Statement of compliance
This financial report complies with Accounting Standards applicable in Australia, which include Australian equivalents to International Financial Reporting Standards (A-IFRS). Compliance with A-IFRS ensures that the Telstra Group and Telstra Entity financial statements and notes comply with International Financial Reporting Standards (IFRS). The financial statements of Telstra Entity are considered separate financial statements.
This is our first full year financial report prepared in accordance with A-IFRS. AASB 1: “First time adoption of Australian equivalents to International Financial Reporting Standards” (AASB 1) has been applied in preparing this financial report. Our financial reports up to 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from A-IFRS.
When preparing this financial report we have amended certain accounting and valuation methods applied in the previous AGAAP financial statements to comply with A-IFRS. With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. We have taken the exemption available under AASB 1 to only apply AASB 132: “Financial Instruments: Disclosure and Presentation” (AASB 132) and AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139), from 1 July 2005. In addition, we have elected to early adopt AASB 7: “Financial Instruments: Disclosures”, which supersedes the disclosure requirements of AASB 132.
Reconciliations and descriptions of the impact of the transition to A-IFRS on the Telstra Group and Telstra Entity’s income statement, balance sheet and statement of cash flow are provided in note 36.
1.3 Clarification of terminology used in our income statement
Under the requirements of AASB 101: “Presentation of Financial Statements”, we must classify all of our expenses (apart from any finance costs and our share of net (gain)/loss from jointly controlled and associated entities) according to either the nature (type) of the expense or the function (activity to which the expense relates). We have chosen to classify our expenses using the nature classification as it more accurately reflects the type of operations we undertake.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Basis of preparation (continued)
1.3 Clarification of terminology used in our income statement (continued)
Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) reflects our profit for the year prior to including the effect of net finance costs, income taxes, depreciation and amortisation. We believe that EBITDA is a relevant and useful financial measure used by management to measure the company’s operating profit.
Our management uses EBITDA, in combination with other financial measures, primarily to evaluate the company’s operating performance before financing costs, income tax and non-cash capital related expenses. In consideration of the capital intensive nature of our business, EBITDA is a useful supplement to net income in understanding cash flows generated from operations that are available for payment of income taxes, debt service and capital expenditure.
In addition, we believe EBITDA is useful to investors because analysts and other members of the investment community largely view EBITDA as a key and widely recognised measure of operating performance.
Earnings before interest and income tax expense (EBIT) is a similar measure to EBITDA, but takes into account the effect of depreciation and amortisation.
When a specific item from continuing operations is of such a size, nature or incidence that its disclosure is relevant in explaining our operating performance for the reporting period, its nature and amount is disclosed separately in note 7(b).
1.4 Adoption of accounting standards before their application date
Certain new accounting standards and Urgent Issues Group (UIG) interpretations have been issued with an application date after the year ended 30 June 2006. As a result, these accounting standards and UIG interpretations are not mandatory for adoption in our financial report for the year ended 30 June 2006.
Under subsection 334(5) of the Corporations Act 2001, we elected to early adopt the following accounting standards before the application date:
•	AASB 119: “Employee Benefits (issued December 2004)”(AASB 119); and

•	AASB 7: “Financial Instruments: Disclosures” (AASB 7).
Due to the early adoption of the revised AASB 119, we also elected to adopt the related omnibus accounting standard, AASB 2005-3: “Amendments to Australian Accounting Standards”. Our comparatives for the year ended 30 June 2005 were fully restated for these accounting standards in accordance with AASB 1.
Due to the early adoption of AASB 7, we also elected to adopt the related omnibus accounting standard, AASB 2005-10: “Amendments to Australian Accounting Standards”. We have taken the exemption available under AASB 1 to only apply these standards from 1 July 2005.
1.5 United States generally accepted accounting principles (USGAAP)
This financial report combines the disclosure requirements for both A-IFRS and United States Generally Accepted Accounting Principles (USGAAP). Note 37 contains a reconciliation of the major differences between our financial report prepared under A-IFRS and USGAAP.
This financial report has been prepared using our presentation currency, Australian dollars (A$). For the convenience of readers outside Australia we have converted our financial statements and USGAAP disclosures from A$ to US$ for fiscal 2006.
These conversions appear under columns headed “US$m” and represent rounded millions of US dollars. The conversion has been made using the noon buying rate in New York City for cable transfers in non-US currencies. This rate is certified for custom purposes by the Federal Reserve Bank of New York. The rate on 30 June 2006 was A$1.00 = US$0.7423.
These conversions are indicative only and do not mean that the A$ amounts could be converted to US$ at the rate indicated.
1.6 Recently issued accounting standards to be applied in Australia in future reporting periods
The accounting standards and UIG interpretation that have not been early adopted for the year ended 30 June 2006, but will be applicable to the Telstra Group and Telstra Entity in future reporting periods are detailed below. Apart from these standards, we have considered other accounting standards that will be applicable in future periods, however they have been considered insignificant to Telstra.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Basis of preparation (continued)
1.6 Recently issued accounting standards to be applied in Australia in future reporting periods (continued)
Lease arrangements
UIG 4: “Determining Whether an Arrangement Contains a Lease” (UIG 4) is applicable to annual reporting periods beginning on or after 1 January 2006. We will apply this interpretation in our financial report for the half-year ended 31 December 2006. A related omnibus standard AASB 2005-5: “Amendments to Australian Accounting Standards” will also be adopted for the half-year ended 31 December 2006.
UIG 4 requires entities to assess whether the arrangements they enter into contain leases. An arrangement contains a lease if fulfilment of the arrangement is dependent on the use of specific assets and it conveys a right to use those assets to the customer. The lease component of the arrangement is then separated and accounted for as either a finance or operating lease depending on the nature of the arrangement. Under our current accounting policy we do not separately account for leases that are embedded within our service agreements.
UIG 4 will align our accounting under A-IFRS to our policy adopted under USGAAP (refer to note 37(p)). However, our USGAAP policy is only applied to arrangements that were entered into or modified after 1 July 2003. UIG 4 is applicable to all arrangements in existence as of the transition date.
Financial guarantees
AASB 2005-9: “Amendments to Australian Accounting Standards” is applicable to annual reporting periods beginning on or after 1 January 2006. We will apply this interpretation in our financial report for the half-year ended 31 December 2006.
These amendments require that liabilities arising from the issue of financial guarantee contracts be recognised on the balance sheet. Management has not yet determined the effect the adoption of these amendments will have on our balance sheet, income statement or statement of cashflows.
1.7 Rounding
All dollar amounts in this financial report (except where indicated) have been rounded to the nearest million dollars ($m) for presentation. This has been done in accordance with Australian Securities and Investments Commission (ASIC) Class Order 98/100, dated 10 July 1998, issued under section 341(1) of the Corporations Act 2001.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies
2.1 Change in accounting policies
The following accounting policy changes occurred during fiscal 2006:
The transition to Australian equivalents to International Financial Reporting Standards (A-IFRS) resulted in changes to a number of our accounting policies. The accounting policies set out below have been applied in preparing the financial report for the year ended 30 June 2006, the comparative information presented in these financial statements and in the preparation of the opening A-IFRS balance sheet as at 1 July 2004, except for the accounting policies in respect of financial instruments.
Reconciliations and descriptions of the impact of the transition to A-IFRS on the Telstra Group and Telstra Entity’s income statement, balance sheet and statement of cash flow are provided in note 36.
There were no accounting policy changes during fiscal 2005.
Accounting policies
2.2 Principles of consolidation
The consolidated financial report includes the assets and liabilities of the Telstra Entity and its controlled entities as a whole as at the end of the year and the consolidated results and cash flows for the year. The effect of all intergroup transactions and balances are eliminated in full from our consolidated financial statements.
Where we do not control an entity for the entire year, results and cash flows for those entities are only included from the date on which control commences, or up until the date on which there is a loss of control.
Our consolidated retained profits include retained profits/ accumulated losses of controlled entities from the time they became a controlled entity until control ceases. Minority interests in the results and equity of controlled entities are shown separately in our consolidated income statement and consolidated balance sheet.
The financial statements of controlled entities are prepared for the same reporting period as the Telstra Entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies.
An entity is considered to be a controlled entity where we are able to dominate decision making, directly or indirectly, relating to the financial and operating policies of that entity so as to obtain benefits from its activities.
We account for the acquisition of our controlled entities using the purchase method of accounting. This involves recognising the acquiree’s identifiable assets, liabilities and contingent liabilities at their fair value at the date of acquisition. Any excess of the cost of acquisition over our interest in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities is recognised as goodwill.
2.3 Foreign currency translation
(a) Transactions and balances
Foreign currency transactions are converted into the relevant functional currency at market exchange rates applicable at the date of the transactions. Amounts payable or receivable in foreign currencies at balance date are converted into the relevant functional currency at market exchange rates at balance date. Any currency translation gains and losses that arise are included in our profit or loss for the year. Where we enter into a hedge for a specific expenditure commitment or for the construction of an asset, hedging gains and losses are accumulated in equity over the period of the hedge and are transferred to the carrying value of the asset upon completion, or included in the income statement at the same time as the discharge of the expenditure commitment.
(b) Translation of financial reports of foreign operations that have a functional currency that is not Australian dollars.
The consolidated financial statements are presented in Australian dollars, which is the functional and presentation currency of Telstra Corporation Limited.
Our operations include subsidiaries, associates, and jointly controlled entities, the activities and operations of which are in an economic environment where the functional currency is not Australian dollars. The financial statements of these entities are translated to Australian dollars (our presentation currency) using the following method:
•	assets and liabilities are translated into Australian dollars using market exchange rates at balance date;

•	equity at the date of investment is translated into Australian dollars at the exchange rate current at that date. Movements post-acquisition (other than retained profits/ accumulated losses) are translated at the exchange rates current at the dates of those movements;

•	income statements are translated into Australian dollars at average exchange rates for the year, unless there are significant identifiable transactions, which are translated at the exchange rate that existed on the date of the transaction; and

•	currency translation gains and losses are recorded in the foreign currency translation reserve.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2.Summary of accounting policies (continued)
2.3 Foreign currency translation (continued)
Exchange differences relating to foreign currency monetary items forming part of the net investment in our entities operating in an economic environment where the functional currency is not Australian dollars, together with related tax effects, are eliminated against the foreign currency translation reserve in our consolidated financial statements.
Where we hedge our investment in entities which are in an economic environment where the functional currency is not Australian dollars, the gains or losses on the hedging instrument are recognised in the foreign currency translation reserve until we dispose of the operation, at which time the cumulative gains and losses are transferred to the income statement.
Upon disposal or partial disposal of a foreign operation, the balance of the foreign currency translation reserve relating to the entity, or the part disposed of, is transferred to the income statement and becomes part of the gain or loss on sale.
2.4 Cash and cash equivalents
Cash includes cash at bank and on hand, bank deposits, bills of exchange and commercial paper with an original maturity date not greater than three months.
Bank deposits are recorded at amounts to be received.
Bills of exchange and commercial paper are classified as ‘available-for-sale’ financial assets and are therefore held at fair value. The carrying amount of these assets approximates their fair value due to the short term to maturity.
The statement of cash flow discloses cash net of outstanding bank overdrafts where applicable.
2.5 Trade and other receivables
Telstra has elected to apply the option available under AASB 1: “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” (AASB 1) of adopting AASB 132: “Financial Instruments: Disclosure and Presentation” (AASB 132) and AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139) from 1 July 2005. Outlined below are the relevant accounting policies for trade and other receivables applicable for the years ending 30 June 2006 and 30 June 2005.
Trade debtors and other receivables are initially recorded at the fair value of the amounts to be received and are subsequently measured at amortised cost.
An allowance for doubtful debts is raised based on a review of outstanding amounts at balance date. Bad debts specifically provided for in previous years are eliminated against the allowance for doubtful debts. In all other cases, bad debts are written off as an expense directly in the income statement.
2.6 Inventories
Our finished goods include goods available for sale, and material and spare parts to be used in constructing and maintaining the telecommunications network. We value inventories at the lower of cost and net realisable value.
We allocate cost to the majority of inventory items on hand at balance date using the weighted average cost basis. For the remaining quantities on hand, actual cost is used where the item was purchased for use in a particular asset or project, and the ‘first in first out’ basis is used for materials purchased for production of directories.
Net realisable value of items expected to be sold is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs incurred in marketing, selling and distribution. It approximates fair value less costs to sell.
Net realisable value of items expected to be consumed, for example used in the construction of another asset, is the net value expected to be earned through future use.
2.7 Construction contracts
(a) Valuation
We record construction contracts in progress at cost (including any profits recognised) less progress billings and any provision for foreseeable losses.
Cost includes:
•	both variable and fixed costs directly related to specific contracts;

•	amounts which can be allocated to contract activity in general and which can be allocated to specific contracts on a reasonable basis; and

•	costs expected to be incurred under penalty clauses, warranty provisions and other variances.
Where a significant loss is estimated to be made on completion, a provision for foreseeable losses is brought to account and recorded against the gross amount of construction work in progress.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2.Summary of accounting policies (continued)
2.7 Construction contracts (continued)
(b) Recognition of profit
Profit is recognised on an individual project basis using the percentage of completion method. The percentage of completion is calculated based on estimated costs of completion, refer to note 2.18(d) for further details.
Profits are recognised when:
•	the stage of contract completion can be reliably determined;

•	costs to date can be clearly identified; and

•	total contract revenues to be received and costs to complete can be reliably estimated.
(c) Disclosure
The construction work in progress balance is recorded in current inventories after deducting progress billings. Where progress billings exceed the balance of construction work in progress, the net amount is shown as a current liability within trade and other payables.
2.8 Assets classified as held for sale
Non current assets are classified as held for sale if the carrying amount is to be recovered principally through a sale transaction, rather than through continuing use. We only classify an asset as held for sale if it is available for immediate sale in its present condition subject to only usual and customary terms, and its sale is highly probable.
We record held for sale assets at the lower of the carrying amount and fair value less costs to sell. An impairment loss is recognised for any initial or subsequent write down of the assets to fair value less costs to sell. We do not depreciate or amortise these assets while they are classified as held for sale.
2.9 Investments
(a) Controlled entities
Investments in controlled entities are recorded at cost less impairment of the investment value.
Where we hedge the value of our investment in an overseas controlled entity, the hedge is accounted for in accordance with note 2.26.
(b) Jointly controlled and associated entities
(i) Jointly controlled entities
A jointly controlled entity is a contractual arrangement (in the form of an entity) whereby two or more parties take on an economic activity which is governed by joint control. Joint control involves the contractually agreed sharing of control over an entity where two or more parties must consent to all major decisions. Our interests in jointly controlled entities, including partnerships, are accounted for using the equity method of accounting in the Telstra Group financial statements and the cost method in the Telstra Entity financial statements.
Under the equity method of accounting, we adjust the initial recorded amount of the investment for our share of:
•	profits or losses for the year after tax since the date of investment;

•	reserve movements since the date of investment;

•	unrealised profits or losses;

•	dividends or distributions received; and

•	deferred profit brought to account.
Our share of all of these items, apart from dividends or distributions received and reserves, is recorded in the income statement.
Where the equity accounted amount of our investment in an entity falls below zero, we suspend the equity method of accounting and record the investment at zero. When this occurs, the equity method of accounting does not recommence until our share of profits and reserves exceeds the cumulative prior years share of losses and reserve reductions.
Where we have long term assets that in substance form part of our investment in equity accounted interests and the equity accounted amount of investment falls below zero, we reduce the value of the assets in proportion with our cumulative losses.
(ii) Associated entities
Where we hold an interest in the equity of an entity, generally of between 20% and 50%, and are able to apply significant influence to the decisions of the entity, that entity is an associated entity. Associated entities are accounted for using the equity method of accounting in the Telstra Group financial statements and the cost method in the Telstra Entity financial statements.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2.Summary of accounting policies (continued)
2.9 Investments (continued)
(c) Jointly controlled assets
A jointly controlled asset involves the joint control of one or more assets acquired and dedicated for the purpose of a joint venture. The assets are used to obtain benefits for the venturers. Where the asset is significant we record our share of the asset. We record expenses based on our percentage ownership interest of the jointly controlled asset.
(d) Listed securities and investments in other corporations
We have elected to apply the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. Accordingly, we have applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139.
Our investments in listed securities and in other corporations are classified as ‘available-for-sale’ financial assets and as such are measured at fair value at each reporting date.
Net fair values of our investments are calculated on the following bases:
•	for listed securities traded in an organised financial market, we use the current quoted market bid price at balance date; and

•	for investments in unlisted entities whose securities are not traded in an organised financial market, we establish fair value by using valuation techniques, including reference to discounted cash flows and fair values of recent arms length transactions involving the same instruments or other instruments that are substantially the same.
We remeasure the fair value of our investments in listed securities and other corporations at each reporting date. Any gains or losses are recognised in equity until we dispose of the investment, or we determine it to be impaired, at which time we transfer all cumulative gains and losses to the income statement.
2.10 Impairment
(a) Non-financial assets
Our tangible and intangible assets (excluding inventories, assets arising from construction contracts, deferred tax assets, defined benefit assets and financial assets) are measured using the cost basis and are written down to recoverable amount where their carrying value exceeds recoverable amount.
Assets with an indefinite useful life are not subject to amortisation and are tested on an annual basis for impairment, or where an indication of impairment exists. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
The recoverable amount of an asset is the higher of its fair value less costs to sell or its value in use. Value in use represents the present value of the future amount expected to be recovered through the cash inflows and outflows arising from the asset’s continued use and subsequent disposal. We recognise any decrement in the carrying value as an expense in the income statement in the reporting period in which the impairment loss occurs.
In determining value in use, we apply management judgement in establishing forecasts of future operating performance, as well as the selection of growth rates, terminal rates and discount rates. These judgements are applied based on our understanding of historical information and expectations of future performance.
The expected net cash flows included in determining recoverable amounts of our assets are discounted to present values using a market determined, risk adjusted, discount rate. When determining an appropriate discount rate, we use the weighted average cost of capital (WACC) as an initial point of reference, adjusted for specific risks associated with each different category of assets assessed.
For assets that do not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which that asset belongs. Our cash generating units (CGUs) are determined according to the lowest level of aggregation for which an active market exists and the assets involved create largely independent cash inflows.
We apply management judgement to establish our CGUs. We have determined that assets which form part of our ubiquitous telecommunications network work together to generate net cash flows. No one item of telecommunications equipment is of any value without the other assets to which it is connected in order to achieve the delivery of products and services. As a result, we have determined that the ubiquitous telecommunications network is a single CGU. We have referred to this CGU as the Telstra Entity CGU in our financial report.
The Telstra Entity CGU excludes the hybrid fibre coaxial (HFC) cable network, which we consider not to be integrated with the rest of our telecommunications network.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2.Summary of accounting policies (continued)
2.10 Impairment (continued)
(b) Financial assets
The group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies applicable for the years ending 30 June 2005 and 30 June 2006.
At each reporting date we assess whether there is objective evidence to suggest that any of our financial assets are impaired.
For financial assets held at fair value, we consider the financial asset to be impaired when there has been an extended period in which the fair value of the financial asset has been below the acquisition cost and the decline in fair value is not expected to be recovered. At this time, all revaluation losses in relation to the impaired financial asset that have been accumulated within equity are recognised in the income statement.
For financial assets held at cost or amortised cost, we consider the financial asset to be impaired when there is a difference between the carrying value and the present value of estimated discounted future cash flows. Any impairment losses are recognised immediately in the income statement.
Impairment losses recognised in the income statement are not reversed in relation to investment securities.
2.11 Property, plant and equipment
(a) Acquisition
Items of property, plant and equipment are recorded at cost and depreciated as described in note 2.11(b). The cost of our constructed property, plant and equipment includes:
•	the cost of material and direct labour;

•	an appropriate proportion of direct and indirect overheads; and

•	where we have an obligation for removal of the asset or restoration of the site, an estimate of the cost of restoration or removal if that cost can be reliably estimated.
Where settlement of any part of the cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of acquisition. The unwinding of this discount is recorded within finance costs.
(b) Depreciation
Items of property, plant and equipment, including buildings and leasehold property, but excluding freehold land, are depreciated on a straight line basis to the income statement over their estimated service lives. We start depreciating assets when they are installed and ready for use.
The service lives of our significant items of property, plant and equipment are as follows:

Telstra Group

As at 30 June
	2006	2005
	Service life	Service life
Property, plant and equipment	(years)	(years)

Buildings - building shell	55	55
- general purpose	8 - 40	8 - 40
- fitout	10 - 20	10 - 20

Communication assets
Buildings - building shell	55	55
- network	8 - 40	8 - 40
- fitout	10 - 20	10 - 20
Customer premises equipment	3 - 8	3 - 8
Transmission equipment	2 - 25	3 - 25
Switching equipment	4 - 12	1 - 10
Mobile equipment	2 - 10	3 - 10
Cables	5 - 25	8 - 25
Ducts and pipes - main cables	40	40
- distribution	30	30
Other communications plant	1 - 30	3 - 16

Other assets
Leasehold plant and equipment	3 - 15	3 - 15
Other plant, equipment and motor vehicles	3 - 15	3 - 15

The service lives and residual value of our assets are reviewed each year. We apply management judgment in determining the service lives of our assets. This assessment includes a comparison with international trends for telecommunication companies, and in relation to communication assets, includes a determination of when the asset may be superseded technologically or made obsolete.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2.Summary of accounting policies (continued)
2.11 Property, plant and equipment (continued)
We account for our assets individually where it is practical and feasible and in line with commercial practice. Where it is not practical and feasible, we account for assets in groups. Group assets are automatically removed from our financial statements on reaching the group life. Therefore, any individual asset may be physically retired before or after the group life is attained. This is the case for certain communication assets as we assess our technologies to be replaced by a certain date.
As part of our review, service lives of our assets are reassessed. Any reassessment in a particular year will affect the depreciation expense (either increasing or decreasing) through to the end of the reassessed useful life for both that current year and future years. The net effect of the reassessment for fiscal 2006 was an increase in our depreciation expense of $66 million (2005: $60 million decrease) for both the Telstra Group and Telstra Entity. This reassessment includes the adjustment arising from our transformation resulting from the strategic review undertaken, refer to note 7(b) for further information.
Our major repairs and maintenance expenses relate to maintaining our exchange equipment and the customer access network. We charge the cost of repairs and maintenance, including the cost of replacing minor items, which are not substantial improvements, to operating expenses.
2.12 Leased plant and equipment
We account for leases in accordance with AASB 117: “Leases”. We distinguish between finance leases, which effectively transfer substantially all the risks and benefits incidental to ownership of the leased asset from the lessor to the lessee, from operating leases under which the lessor effectively retains all such risks and benefits.
Where we acquire non current assets via a finance lease, the lower of the fair value of the asset and the present value of future minimum lease payments is capitalised as equipment under finance lease at the beginning of the lease term. Capitalised lease assets are depreciated on a straight line basis over the shorter of the lease term or the expected useful life of the assets. A corresponding liability is also established and each lease payment is allocated between the liability and finance charges.
Operating lease payments are charged to the income statement on a straight line basis over the term of the lease.
Where we lease properties, costs of improvements to these properties are capitalised as leasehold improvements and amortised over the shorter of the useful life of the improvements or the term of the lease.
2.13 Intangible assets
Intangible assets are assets that have value, but do not have physical substance. In order to be recognised, an intangible asset must be either separable or arise from contractual or other legal rights.
(a) Goodwill
On the acquisition of investments in controlled entities, jointly controlled and associated entities, when we pay an amount greater than the fair value of the net identifiable assets of the entity, this excess is recognised as goodwill in the Telstra Group balance sheet. We calculate the amount of goodwill as at the date of purchasing our ownership interest in the entity.
When we purchase an entity that we will control, the amount of goodwill is recorded in intangible assets. When we acquire a jointly controlled or associated entity, the goodwill amount is included as part of the cost of the investment.
Goodwill is not amortised but is tested for impairment in accordance with note 2.10 on an annual basis and when an indication of impairment exists.
(b) Internally generated intangible assets
Research costs are recorded as an expense as incurred. Development costs are capitalised if the project is technically and commercially feasible and we have sufficient resources to complete the development.
Software assets
We record direct costs associated with the development of business software for internal use as software assets if the development costs satisfy the criteria for capitalisation described above.
Costs included in software assets developed for internal use are:
•	external direct costs of materials and services consumed; and

•	payroll and direct payroll-related costs for employees (including contractors) directly associated with the project.
Software assets developed for internal use have a finite life and are amortised on a straight line basis over their useful lives to us. Amortisation commences once the software is ready for use.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2.Summary of accounting policies (continued)
2.13 Intangible assets (continued)
(c) Acquired intangible assets
We acquire other intangible assets either as part of a business combination or through separate acquisition. Intangible assets acquired in a business combination are recorded at their fair value at the date of acquisition and recognised separately from goodwill. On initial acquisition, we apply management judgement to determine the appropriate allocation of purchase consideration to the assets being acquired, including goodwill and identifiable intangible assets.
Intangible assets that are considered to have a finite life are amortised on a straight line basis over the period of expected benefit. Intangible assets that are considered to have an indefinite life are not amortised but tested for impairment in accordance with note 2.10 on an annual basis, or where an indication of impairment exists.
Our acquired intangible assets include mastheads, patents, trademarks, licences, brandnames and customer bases.
(d) Deferred expenditure
Deferred expenditure mainly includes costs incurred for basic access installations and connections fees for in place and new services, and direct incremental costs of establishing a customer contract.
Significant items of expenditure are deferred to the extent that they are recoverable from future revenue and will contribute to our future earning capacity. Any costs in excess of future revenue are recognised immediately in the income statement.
We amortise deferred expenditure over the average period in which the related benefits are expected to be realised.
Handset subsidies are expensed as incurred. On transition to A-IFRS we elected to expense handset subsidies, which was a change from the previous policy whereby the cost of the subsidy was deferred and written off over the average contract term.
(e) Amortisation
The average amortisation periods of our identifiable intangible assets are as follows:

	Telstra Group

	As at 30 June
	2006	2005
	Expected	Expected
	benefit	benefit
Identifiable intangible assets	(years)	(years)

Software assets	6	6
Patent and trademarks	19	19
Licences	12	11
Brandnames	19	20
Customer bases	11	13
Deferred expenditure	4	4

The service lives of our identifiable intangible assets are reviewed each year. Any reassessment of service lives in a particular year will affect the amortisation expense (either increasing or decreasing) through to the end of the reassessed useful life for both that current year and future years. The net effect of the reassessment for fiscal 2006 was an increase in our amortisation expense of $160 million (2005: $nil) for the Telstra Group and $145 million (2005: $nil) for the Telstra Entity. This reassessment includes the adjustment arising from our transformation resulting from the strategic review undertaken, refer to note 7(b) for further information.
In relation to acquired intangible assets, we apply management judgement to determine the amortisation period based on the expected useful lives of the respective assets. In some cases, the useful lives of certain acquired intangible assets are supported by external valuation advice on acquisition. In addition, we apply management judgement to assess annually, the indefinite useful life assumption applied to certain acquired intangible assets.
2.14 Trade and other payables
Trade and other payables, including accruals, are recorded when we are required to make future payments as a result of a purchase of assets or services.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2.Summary of accounting policies (continued)
2.15 Borrowings
Our borrowings fall into two categories:
(a) Borrowings in a designated hedging relationship
Our offshore borrowings which are designated as hedged items are subject to either fair value or cash flow hedges. The method by which they are hedged determines their accounting treatment.
Borrowings subject to fair value hedges are recognised initially at fair value. The carrying amount of our borrowings in fair value hedges (to hedge against changes in value due to interest rate or currency movements) is adjusted for fair value movements attributable to the hedged risk. Fair value is calculated using valuation techniques which utilise data from observable markets. Assumptions are based on market conditions existing at each balance date. The fair value is calculated as the present value of the estimated future cash flows using an appropriate market based yield curve which is independently derived and representative of Telstra’s cost of borrowing. These borrowings are remeasured each reporting period and the gains or losses are recognised in the income statement along with the associated gains or losses on the hedging instrument.
Borrowings subject to cash flow hedges (to hedge against currency movements) are recognised initially at fair value based on the applicable spot price plus any transaction costs that are directly attributable to the issue of the borrowing. These borrowings are subsequently carried at amortised cost, translated at the applicable spot exchange rate at reporting date. Any difference between the final amount paid to discharge the borrowing and the initial borrowing proceeds is recognised in the income statement over the borrowing period using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating the interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.
Currency gains or losses on the borrowings are recognised in the income statement, along with the associated gains or losses on the hedging instrument, which have been transferred from the cash flow hedging reserve to the income statement.
(b) Borrowings not in a designated hedging relationship
Borrowings not in a designated hedging relationship include commercial paper borrowings, Telstra Bonds, loans from associates, unsecured promissory notes and other borrowings.
All such instruments are initially recognised at fair value plus any transaction costs that are directly attributable to the issue of the instrument and are subsequently measured at amortised cost. Any difference between the final amount paid to discharge the borrowing and the initial borrowing proceeds (including transaction costs) is recognised in the income statement over the borrowing period using the effective interest method.
Borrowings are included as non current liabilities except for those with maturities less than twelve months from the balance sheet date, which are classified as current liabilities.
2.16 Provisions
Provisions are recognised when the group has:
•	a present legal or constructive obligation to make a future sacrifice of economic benefits as a result of past transactions or events;

•	it is probable that a future sacrifice of economic benefits will arise; and

•	a reliable estimate can be made of the amount of the obligation.
The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.
(a) Employee benefits
We accrue liabilities for employee benefits to wages and salaries, annual leave and other current employee benefits at their nominal amounts. These are calculated based on remuneration rates expected to be current at the date of settlement and include related on costs.
Certain employees who have been employed by Telstra for at least ten years are entitled to long service leave of three months (or more depending on the actual length of employment), which is included in our employee benefits provision.
We accrue liabilities for other employee benefits not expected to be paid or settled within 12 months of balance date, including long service leave, at the present values of future amounts expected to be paid. This is based on projected increases in wage and salary rates over an average of 10 years, experience of employee departures and periods of service.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2.Summary of accounting policies (continued)
2.16 Provisions (continued)
We calculate present values using rates based on government guaranteed securities with similar due dates to our liabilities.
We apply management judgment in estimating the following key assumptions used in the calculation of our long service leave provision at reporting date:
•	weighted average projected increases in salaries;

•	weighted average discount rate; and

•	leave taking rate.
Refer to note 19 for further details on the key management judgements used in the calculation of our long service leave provision.
(b) Workers’ compensation
We self insure our workers’ compensation liabilities. We take up a provision for the present value of these estimated liabilities, based on an actuarial review of the liability. This review includes assessing actual accidents and estimating claims incurred but not reported. Present values are calculated using appropriate rates based on the risks specific to the liability with similar due dates.
Certain controlled entities do not self insure, but pay annual premiums to third party insurance companies for their workers’ compensation liabilities.
(c) Restoration costs
We provide for costs of restoration or removal in relation to our fixed assets when we have a legal or constructive obligation. These costs include our obligations relating to the dismantling, removal, remediation, restoration and other expenditure associated with our fixed assets or site fitouts. Restoration provisions are initially recorded when a reliable estimate of the costs to be incurred can be determined, discounted to present value. Our estimates are based upon a review of lease contracts, legal requirements, historical information and expected future costs. Any changes to these estimates are adjusted on a progressive basis as required.
Where restoration costs are incurred due to the acquisition, construction or development of a non current asset, the provision is raised and recorded at that time as part of the cost of the asset where the cost is reliably measurable.
(d) Redundancy and restructuring costs
We recognise a provision for redundancy costs when a detailed formal plan for the redundancies has been developed and a valid expectation has been created that the redundancies will be carried out with those employees likely to be affected.
We recognise a provision for restructuring when a detailed formal plan has been approved and we have raised a valid expectation in those affected by the restructuring that the restructuring will be carried out.
2.17 Share capital
Issued and paid up capital is recognised at the fair value of the consideration received by the Company.
Any transaction costs arising on the issue of ordinary shares are recognised directly in equity, net of tax, as a reduction of the share proceeds received.
Where we undertake a share buy-back, contributed equity is reduced in accordance with the structure of the buy-back arrangement. Costs associated with the buy-back, net of tax, are also deducted from contributed equity. We also record the purchase of Telstra Entity shares by our employee share plan trusts as a reduction in share capital.
Share based remuneration associated with our employee share plans is recognised as additional share capital. Non-recourse loans provided to employees to participate in these employee share plans are recorded as a reduction in share capital.
Refer to note 2.25 for further details regarding our accounting for employee share plans.
2.18 Revenue recognition
The underlying accounting principles of revenue recognition are generally the same for both A-IFRS and the United States Generally Accepted Accounting Principles (USGAAP). As such we have applied the more detailed guidance under USGAAP to the timing of revenue recognition for both A-IFRS and USGAAP financial statements where there is no conflict between the two.
Sales revenue
Our categories of sales revenue are recorded after deducting sales returns, trade allowances, duties and taxes.
(a) Rendering of services
Revenue from the provision of our telecommunications services includes telephone calls and other services and facilities provided, such as internet and data.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2.Summary of accounting policies (continued)
2.18 Revenue (continued)
We record revenue earned from:
•	telephone calls on completion of the call; and

•	other services generally at completion, or on a straight line basis over the period of service provided, unless another method better represents the stage of completion.
Installation and connection fee revenues are deferred and recognised over the average estimated customer life. Incremental costs directly related to these revenues are also deferred and amortised over the customer contract life. Also refer to note 2.13(d).
In relation to basic access installation and connection revenue, we apply our management judgement to determine the estimated customer contract life. Based on our reviews of historical information and customer trends, we have determined that our average estimated customer life is 5 years (2005: 5 years). As a result, basic access installation and connection revenue is recognised over this period.
(b) Sale of goods
Our revenue from the sale of goods includes revenue from the sale of customer equipment and similar goods. This revenue is recorded on delivery of the goods sold.
Generally we record the full gross amount of sales proceeds as revenue, however if we are acting as an agent under a sales arrangement, we record the revenue on a net basis, being the gross amount billed less the amount paid to the supplier. We review the facts and circumstances of each sales arrangement to determine if we are an agent or principal under the sale arrangement.
(c) Rent of network facilities
We earn rent mainly from access to retail and wholesale fixed and mobile networks and from the rent of dedicated lines, customer equipment, property, plant and equipment and other facilities. The revenue of providing access to the network is recorded on an accrual basis over the rental period.
(d) Construction contracts
We record construction revenue on a percentage of contract completion basis. The percentage of completion of contracts is calculated based on estimated costs to complete the contract.
Our construction contracts are classified according to their type. There are three types of construction contracts, these being material intensive, labour intensive and short duration. Revenue is recognised on a percentage of completion basis using the appropriate measures as follows:
•	(actual costs / planned costs) x planned revenue — for material intensive projects;

•	(actual labour hours / planned labour hours) x planned revenue — for labour intensive projects; and

•	short duration projects are those that are expected to be completed within a month and revenues and costs are recognised on completion.
(e) Advertising and directory services
Classified advertisements and display advertisements are published on a daily, weekly and monthly basis for which revenues are recognised at the time the advertisement is published.
All of our Yellow Pages and White Pages directory revenues are recognised on delivery of the published directories using the delivery method. We consider our directories delivered when they have been published and delivered to customers’ premises. Revenue from online directories is recognised over the life of service agreements, which is on average one year. Voice directory revenues are recognised at the time of providing the service to customers.
(f) Royalties
Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreements.
(g) Interest revenue
We record interest revenue on an accruals basis. For financial assets, interest revenue is determined by the effective yield on the instrument (total return).
Revenue arrangements with multiple deliverables
Where two or more revenue-generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting is accounted for separately. When the deliverables in a multiple deliverable arrangement are not considered to be separate units of accounting, the arrangement is accounted for as a single unit.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2.Summary of accounting policies (continued)
2.18 Revenue (continued)
We allocate the consideration from the revenue arrangement to its separate units based on the relative fair values of each unit. If the fair value of the delivered item is not available, then revenue is allocated based on the difference between the total arrangement consideration and the fair value of the undelivered item. The revenue allocated to each unit is then recognised in accordance with our revenue recognition policies previously described above.
2.19 Advertising expenses
Costs for advertising products and services or promoting our corporate image are expensed as incurred. These costs are included in promotion and advertising expenses within our other expenses category.
2.20 Borrowing costs
Borrowing costs are recognised as an expense in our income statement when incurred.
2.21 Taxation
(a) Income taxes
Our income tax expense represents the sum of current tax and deferred tax. Current tax is calculated on accounting profit after allowing for non-taxable and non-deductible items based on the amount expected to be paid to taxation authorities on taxable profit for the period. Deferred tax is calculated at the tax rates that are expected to apply to the period when our asset is realised or the liability is settled. Both our current tax and deferred tax are calculated using tax rates that have been enacted or substantively enacted at reporting date.
We apply the balance sheet liability method for calculating our deferred tax. Deferred tax is the expected tax payable or recoverable on all taxable and deductible temporary differences determined through reference to the tax bases of assets and liabilities and their carrying amount for financial reporting purposes as at the reporting date.
We generally recognise deferred tax liabilities for all taxable temporary differences, except to the extent that the deferred tax liability arises from:
•	the initial recognition of goodwill; or

•	the initial recognition of an asset or liability in a transaction that is not a business combination and affects neither our accounting profit or taxable income at the time of the transaction.
In respect of our investments in subsidiaries, associates and jointly controlled entities, we recognise deferred tax liabilities for all taxable temporary differences, except where we are able to control the timing of our temporary difference reversal and it is probable that the temporary difference will not reverse in the foreseeable future.
Subject to the exceptions described above, we generally recognise deferred tax assets for all deductible temporary differences and for the carry forward of unused tax losses and tax credits. These tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax losses and tax credits can be utilised.
In respect of our investments in subsidiaries, associates and jointly controlled entities, we recognise deferred tax assets for all deductible temporary differences provided it is probable that our temporary differences will reverse in the future and taxable profit will be available against which our temporary differences can be utilised.
The carrying amount of our deferred tax assets is reviewed at each reporting date. We reduce the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or the entire deferred tax asset to be utilised. At each reporting date, we subsequently reassess our unrecognised deferred tax assets to determine whether it has become probable that future taxable profit will allow this deferred tax asset to be recovered.
Our current and deferred tax is recognised as an expense or revenue in the income statement, except when it relates to items directly debited or credited to equity, in which case our current and deferred tax is also recognised directly in equity.
The Telstra Entity and its Australian resident wholly owned entities elected to form a tax consolidated group from 1 July 2002. The Telstra Entity, as the head entity in the tax consolidated group, recognises in addition to its transactions, the current tax liabilities and the deferred tax assets arising from unused tax losses and tax credits for all entities in the group. The Telstra Entity and the entities in the tax consolidated group account for their own current tax expense and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a separate taxpayer within the group.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2.Summary of accounting policies (continued)
2.21 Taxation (continued)
Under our tax funding arrangements, amounts receivable recognised by the Telstra Entity for the current tax payable assumed of our wholly owned entities are booked as a current receivable. Amounts payable recognised by the Telstra Entity for the current tax receivable of our wholly owned entities are booked as a current payable. Amounts relating to unused tax losses and tax credits of the wholly owned entities and assumed by the Telstra Entity are recorded as dividend revenue. During fiscal 2005, no tax funding arrangement was in place and as a result, these funding amounts were recorded as equity contributions to or distributions from our controlled entities.
We offset deferred tax assets and deferred tax liabilities in the balance sheet where they relate to income taxes levied by the same taxation authority and to the extent that we intend to settle our current tax assets and liabilities on a net basis. Our deferred tax assets and deferred tax liabilities are netted within the tax consolidation group, as these deferred tax balances relate to the same taxation authority. We do not net deferred tax balances between controlled entities, apart from those within the tax consolidation group.
(b) Goods and Services Tax (GST) (including other value added taxes)
We record our revenue, expenses and assets net of any applicable goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item.
Receivables and payables balances include GST where we have either included GST in our price charged to customers or a supplier has included GST in their price charged to us. The net amount of GST due, but not paid, to the ATO is included under payables.
2.22 Earnings per share
(a) Basic earnings per share
Basic earnings per share (EPS) is determined by dividing profit for the year after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the period.
(b) Diluted earnings per share
Diluted earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period (adjusted for the effects of the instruments in the Telstra Growthshare Trust and the Telstra Employee Share Ownership Plans).
2.23 Insurance
We specifically carry the following types of insurance:
•	property;

•	travel/personal accident;

•	third party liability;

•	directors’ and officers’ liability;

•	company reimbursement; and

•	other insurance from time to time.
For risks not covered by insurance, any losses are charged to the income statement in the year in which the loss is reported.
The Telstra Entity and certain controlled entities are self insured for workers’ compensation.
2.24 Post-employment benefits
(a) Defined contribution plans
Our commitment to defined contribution plans is limited to making contributions in accordance with our minimum statutory requirements. We do not have any legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to current and past employee services.
Contributions to defined contribution plans are recorded as an expense in the income statement as the contributions become payable. We recognise a liability when we are required to make future payments as a result of employee services provided.
(b) Defined benefit plans
We currently sponsor a number of post-employment benefit plans. As these plans have elements of both defined contribution and defined benefit, these hybrid plans are treated as defined benefit plans in accordance with AASB 119: “Employee Benefits”. We recognise an asset/(liability) for the net surplus/(deficit) recorded in each of our post-employment defined benefit plans.
At reporting date, where the fair value of the plan assets exceeds the present value of the defined benefit obligations, the net surplus is recognised as an asset. We recognise the asset as we have the ability to control this surplus to generate future funds that are available to us in the form of reductions in future contributions or as a cash refund.
At reporting date, where the fair value of the plan assets is less than the present value of the defined benefit obligations, the net deficit would be recognised as a liability.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2.Summary of accounting policies (continued)
2.24 Post-employment benefits (continued)
We use fair value to determine the value of the plan assets at reporting date. Fair value is calculated by reference to the net market values of the plan assets.
Defined benefit obligations are based on the expected future payments required to settle the obligations arising from our current and past employee services. This obligation is influenced by many factors, including final salaries and employee turnover. We employ qualified actuaries to calculate the present value of the defined benefit obligations. These obligations are measured net of tax.
The actuaries use the projected unit credit method to determine the present value of the defined benefit obligations of each plan. This method determines each year of service as giving rise to an additional unit of benefit entitlement. Each unit is measured separately to calculate the final obligation. The present value is determined by discounting the estimated future cash outflows using rates based on government guaranteed securities with similar due dates to these expected cash flows.
We recognise all our defined benefit costs in the income statement with the exception of actuarial gains and losses that are recognised directly in retained profits. Components of defined benefit costs include current and past service cost, interest cost and expected return on assets. Current and past service cost represents the increase in the present value of the defined benefit obligation resulting from our employees’ service in the current and prior periods respectively. Interest cost represents the increase in the present value of the defined benefit obligation resulting from the employee benefits being one period closer to settlement. Expected return on assets represents movement in market value interest, dividends and other revenue items that is expected to be derived from plan assets.
Actuarial gains and losses are based on an actuarial valuation of each defined benefit plan at reporting date. Actuarial gains and losses represent the differences between previous actuarial assumptions of future outcomes and the actual outcome, in addition to the effect of changes in actuarial assumptions.
The actuaries apply judgment in estimating the following key assumptions used in the calculation of our defined benefit assets at reporting date:
•	discount rates;

•	salary inflation rate; and

•	expected return on plan assets.
The estimates applied in our calculation have a significant impact on the reported amount of our defined benefit plan assets of $1,029 million (2005: $247 million). If the estimates prove to be incorrect, the carrying value of our defined benefit assets may be materially impacted in the next reporting period. Additional volatility may also potentially be recorded in retained profits to reflect differences between actuarial assumptions of future outcomes applied at the current reporting date and the actual outcome in the next annual reporting period.
Refer to note 28 for details on the key estimates used in the calculation of our defined benefit assets.
2.25 Employee share plans
We own 100% of the equity of Telstra ESOP Trustee Pty Ltd, the corporate trustee for the Telstra Employee Share Ownership Plan Trust (TESOP97) and Telstra Employee Share Ownership Plan Trust II (TESOP99). We consolidate the results, position and cash flows of TESOP97 and TESOP99.
The Telstra Growthshare Trust (Growthshare) was established to allocate equity based instruments as required. Current equity based instruments include options, restricted shares, performance rights, deferred shares, incentive shares, directshares and ownshares. Options, performance rights, and restricted shares are subject to performance hurdles. Deferred shares and incentive shares are subject to a specified period of service.
We own 100% of the equity of Telstra Growthshare Pty Ltd, the corporate trustee for Growthshare. We also include the results, position and cash flows of Growthshare.
We recognise an expense for all share-based remuneration determined with reference to the fair value at grant date of the equity instruments issued. The fair value of our equity instruments is calculated using a valuation technique consistent with the Black Scholes methodology which utilises Monte Carlo simulations, to estimate the price of those equity instruments in an arms length transaction between knowledgeable, willing parties. The fair value is charged against profit over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting.
Under the transitional exemptions of AASB 1, we have elected not to apply the requirements of AASB 2: “Share-Based Payment” (AASB 2) to equity instruments granted prior to 7 November 2002.
Directshare enables non-executive directors to acquire a minimum of 20% of their fees in Telstra shares. Ownshare enables eligible employees to be provided part of their remuneration in Telstra shares. Telstra purchases shares on market to meet the requirements of directshare and ownshare and expenses these costs as part of the participant’s remuneration.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2.Summary of accounting policies (continued)
2.26 Derivative financial instruments
We use derivative financial instruments such as forward exchange contracts, cross currency swaps and interest rate swaps to hedge risks associated with foreign currency and interest rate fluctuations.
The use of hedging instruments is governed by the guidelines set by our Board of Directors.
(a) From 1 July 2004 to 30 June 2005
We have elected to apply the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. Accordingly, we have applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 30 June 2005.
(b) Adjustments on transition date: 1 July 2005
Under AASB 132/139, our accounting policy has changed to recognise our financial instruments in the balance sheet and to record all derivatives at fair value. At the date of transition, changes in the carrying amounts of derivatives are taken to retained profits or reserves, depending on the hedge type. For further information concerning the adjustments on transition date reference should be made to note 36.
(c) From 1 July 2005
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to fair value. The method of recognising the resulting remeasurement gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Where we hold derivative financial instruments that are not designated as hedges, they are categorised as ‘held for trading’ financial instruments. All of our derivative financial instruments are stated at fair value.
The carrying value of our cross currency and interest rate swaps refers to the fair value of our receivable or payable under the swap contract, recorded as a hedge receivable or hedge payable in our balance sheet. We do not offset the hedge receivable or hedge payable with the underlying financial asset or financial liability being hedged, as the transactions are generally with different counterparties and are not generally settled on a net basis.
Where we have a legally recognised right to set off the financial asset and the financial liability, and we intend to settle on a net basis or simultaneously, we record this position on a net basis in our balance sheet. Where we enter into master netting arrangements relating to a number of financial instruments, have a legal right of set off, and intend to do so, we also include this position on a net basis in our balance sheet.
Our derivative instruments that are held to hedge exposures can be classified into three different types, depending on the reason we are holding them — fair value hedges, cash flow hedges and hedges of net investment in foreign operations.
Hedge accounting can only be utilised where effectiveness tests are met on both a prospective and retrospective basis. Ineffectiveness may result in significant volatility in the income statement.
In order for a derivative instrument to qualify for hedge accounting it must be formally designated and documented as a hedge of a particular item or transaction, it must be expected to be highly effective in offsetting changes in cash flows or fair value of the hedged item, and for cash flow hedges of forecast transactions, the forecast transaction must be highly probable.
We document at the inception of a transaction the relationship between hedging instruments and hedged items, as well as our risk management objective and strategy for undertaking various hedge transactions. We also document our assessment, both at hedge inception and on an ongoing basis, of whether the hedging instruments that are used in hedging transactions have been, and will continue to be, highly effective in offsetting changes in fair values or cash flows of hedged items.
(i) Fair value hedges
We use fair value hedges to mitigate the risk of changes in the fair value of our foreign currency borrowings from foreign currency and interest rate fluctuations over the hedging period.
Where a fair value hedge qualifies for hedge accounting, gains or losses from remeasuring the fair value of the hedge instrument are recognised in the income statement, together with gains and losses in relation to the hedged item where those gains or losses relate to the risks intended to be hedged. This will increase volatility of reported profits due to the inclusion of some ineffectiveness arising from the application of hedge accounting.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2.Summary of accounting policies (continued)
2.26 Derivative financial instruments (continued)
(ii) Cash flow hedges
We use cash flow hedges to mitigate the risk of variability of future cash flows attributable to foreign currency fluctuations over the hedging period. Cash flow hedges are used for our foreign currency borrowings, and our ongoing business activities, predominantly where we have highly probable purchase or settlement commitments in foreign currencies.
Where a cash flow hedge qualifies for hedge accounting, the effective portion of gains or losses on remeasuring the fair value of the hedge instrument are recognised directly in equity in the cash flow hedging reserve until such time as the hedged item affects profit or loss, then the gains or losses are transferred to the income statement. However, in our hedges of forecast transactions, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or fixed asset), the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset. Gains or losses on any portion of the hedge determined to be ineffective are recognised immediately in the income statement. The application of hedge accounting will create some volatility in equity reserve balances.
When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the hedged item is ultimately recognised in the income statement.
If a forecast hedged transaction is no longer expected to occur, the cumulative gains or losses on the hedging instrument that were reported in equity are transferred immediately to the income statement.
(iii) Hedges of a net investment in a foreign operation
Our investments in foreign operations are exposed to foreign currency risk, which arises when we translate the net assets of our foreign investments from their functional currency to Australian dollars. We hedge our net investments to mitigate exposure to this risk by using forward foreign currency contracts, cross currency swaps and/or commercial paper in the relevant currency of the investment.
Gains and losses on remeasurement of our derivative instruments designated as hedges of foreign investments are recognised in the foreign currency translation reserve in equity to the extent they are considered to be effective.
The cumulative amount of the recognised gains or losses included in equity are transferred to the income statement when the foreign operation is sold.
For all of our hedging instruments (fair value, cash flow or net investment), any gains or losses on remeasuring to fair value any portion of the instrument not considered to be effective are recognised directly in the income statement in the period in which they occur.
(iv) Derivatives that are not in a designated hedging relationship
For any ‘held for trading’ derivative instruments, i.e. those which are not in a designated hedging relationship, any gains or losses on remeasuring the instruments to fair value are recognised directly in the income statement in the period in which they occur.
(v) Embedded derivatives
Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value through profit or loss.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2.Summary of accounting policies (continued)
2.27 Fair value estimation
The fair value of our derivatives and some financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.
Valuation techniques include where applicable, reference to prices quoted in active markets, discounted cash flow analysis, fair value of recent arm’s length transactions involving the same instruments or other instruments that are substantially the same, and option pricing models.
We calculate the fair value of our forward exchange contracts by reference to forward exchange market rates for contracts with similar maturity profiles at the time of valuation.
The net fair values of our cross currency and interest rate swaps and other financial assets and financial liabilities that are measured at fair value (apart from our listed investments) are determined using valuation techniques which utilise data from observable markets. Assumptions are based on market conditions existing at each balance date. The fair value is calculated as the present value of the estimated future cash flows using an appropriate market based yield curve, which is independently derived and representative of Telstra’s cost of borrowing. The net fair values of our listed investments are determined by reference to prices quoted on the relevant stock exchanges where the securities are traded.
Unless there is evidence to suggest otherwise, the nominal value of financial assets and financial liabilities less any adjustments for impairment with a short term to maturity are considered to approximate net fair value.
2.28 Financial assets
From 1 July 2004 to 30 June 2005
We have elected to apply the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. Accordingly, we have applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 30 June 2005.
(a) Adjustments on transition date: 1 July 2005
The nature of the main adjustments to ensure this information complies with AASB 132 and AASB 139 are that, with the exception of held-to-maturity investments and loans and receivables which are measured at amortised cost (refer below), fair value is the measurement basis. Fair value is inclusive of transaction costs. At the date of transition, adjustments to carrying amounts are taken to retained profits or reserves. With the exception of those financial assets which are designated in hedge relationships (refer to note 2.26), at the date of transition to AASB 132 and AASB 139 there were no significant adjustments to carrying amounts. For further information concerning the adjustments on transition date, reference should be made to note 36.
(b) From 1 July 2005
We classify our financial assets in the following categories. These are financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. We determine the classification at initial recognition and re-evaluate this designation at each reporting date.
(i) Financial assets at fair value through profit or loss
This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss. Derivatives are categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within twelve months of the balance date.
(ii) Loans and receivables
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when we provide money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than twelve months after the balance sheet date, which are classified as non current assets. Loans and receivables are included in receivables in the balance sheet.
(iii) Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities where we have the positive intention and ability to hold to maturity.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2.Summary of accounting policies (continued)
2.28 Financial assets (continued)
(iv) Available-for-sale financial assets
Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non current assets unless management intends to dispose of the investment within twelve months of the balance sheet date.
Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are subsequently carried at amortised cost using the effective interest method less impairment. The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating the interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset, or, where appropriate, a shorter period.
In the event that we have ‘financial assets at fair value through the profit or loss’ realised and unrealised gains and losses arising from changes in the fair value are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale are recognised in equity in the available-for-sale investments reserve. When financial assets classified as available-for-sale are sold or impaired, the accumulated fair value adjustments, previously recognised in equity, are included in the income statement.
Purchases and sales of financial assets are recognised on settlement date — the date on which we receive or deliver an asset. Financial assets are initially recognised at fair value plus, in the case of a financial asset not at fair value through profit and loss, transaction costs. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and we have transferred substantially all the risks and rewards of ownership.
2.29 Financial instrument transaction costs
We have elected to apply the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. Accordingly, we have applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. Under previous AGAAP, transaction costs were excluded from the carrying value of our financial assets and financial liabilities disclosed in the financial report. Under A-IFRS such costs are included in the carrying amounts. At the date of transition to AASB 132 and AASB 139 the adjustment to carrying amounts was immaterial.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
3. Earnings per share

	Telstra Group
	Year ended 30 June
	2006	2005
	¢	¢

Basic earnings per share	25.7	34.7

Diluted earnings per share	25.7	34.6

	$m	$m

Earnings used in the calculation of basic and diluted earnings per share
Profit for the year	3,181	4,309

	Number of shares
	(millions)
Weighted average number of ordinary shares (a)
Weighted average number of ordinary shares used in the calculation of basic earnings per share (b)	12,366	12,430
Effect of dilutive employee share instruments (c)	35	37

Weighted average number of ordinary shares used in the calculation of diluted earnings per share	12,401	12,467

(a)	In order to underpin the equity instruments issued under the Growthshare plan, Growthshare purchase shares on market. These shares are not considered to be outstanding for the purposes of computing basic and diluted earnings per share.

(b)	During fiscal 2005, we completed an off-market share buy-back of 185,284,669 ordinary shares as part of our capital management program. The ordinary shares were bought back at $4.05 per share, comprising a fully franked dividend component of $2.55 per share and a capital component of $1.50 per share. The Commonwealth of Australia did not participate in the share buy-back.

Refer to note 21 for full details on our movement in issued ordinary shares, including further discussion on our prior year share buy-back.

(c)	In fiscal 2006 and fiscal 2005, the following equity instruments are considered dilutive to earnings per share:
•	deferred share instruments issued under Telstra Growthshare Trust (Growthshare);

•	incentive shares granted under the Growthshare short term incentive scheme; and

•	share options issued under Telstra Employee Share Ownership Plan I (TESOP97).
In fiscal 2006 and fiscal 2005, the following equity instruments are not considered dilutive to earnings per share:
•	performance rights, restricted shares and options issued under Growthshare; and

•	share options issued under Telstra Employee Share Ownership Plan II (TESOP99).
Refer to note 31 for details regarding equity instruments issued under the Growthshare and TESOP share plans.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
4. Dividends

	Telstra Group		Telstra Entity
	Year ended 30 June		Year ended 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Dividends paid
Previous year final dividend paid	1,739	1,639	1,739	1,639
Previous year special dividend paid with the final dividend	746	—	746	—
Interim dividend paid	1,739	1,739	1,739	1,739
Special dividend paid with the interim dividend	746	746	746	746

Total dividends paid	4,970	4,124	4,970	4,124

Dividends per ordinary share paid	¢	¢

Previous year final dividend paid	14.0	13.0
Previous year special dividend paid with the final dividend	6.0	—
Interim dividend paid	14.0	14.0
Special dividend paid with the interim dividend	6.0	6.0

Total dividends paid	40.0	33.0

Our dividends paid are fully franked at a tax rate of 30%.
Dividends per ordinary share declared
Our dividends declared per share in respect of fiscal year as disclosed on the face of our income statement is detailed below:

	Telstra Group
	Year ended 30 June
	2006	2005
	¢	¢

Dividends declared per ordinary share
Interim dividend	14.0	14.0
Special dividend paid with the interim dividend	6.0	6.0
Final dividend (a)	14.0	14.0
Special dividend paid with the final dividend	—	6.0

Total	34.0	40.0

(a)	As our final dividend for fiscal 2006 was not declared, determined or publicly recommended by the Board as at 30 June 2006, no provision for dividend was raised prior to, or as at, that date in the balance sheet. Our final dividend has been reported as an event subsequent to balance date and the provision for dividend has been raised at the declaration date. Refer to note 34 for further details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
4. Dividends (continued)

	Telstra Entity
	Year ended 30 June
	2006	2005
	$m	$m

The combined amount of exempting and franking credits available to us for the next fiscal year are:
Combined exempting and franking account balance (a)	6	285
Franking credits that will arise from the payment of income tax payable as at 30 June (b)	400	519
Franking credits and exempting credits that we may be prevented from distributing in the next fiscal year	(24)	(24)

	382	780

Franking debits that will arise on the payment of dividends declared after 30 June (c)
Final dividend	745	745
Special dividend paid with the final dividend	—	320

	745	1,065

(a)	Previously, the Telstra Entity and its Australian resident wholly owned entities elected to form a tax consolidated group. As part of the election to enter tax consolidation, the tax consolidated group is treated as a single entity for income tax purposes. On entry into tax consolidation, the franking credits held in the franking accounts and exempting accounts of the subsidiary members was transferred to the Telstra Entity. As a result, one franking account and one exempting account is maintained by the Telstra Entity for the tax consolidated group.

As at 30 June 2006, the Telstra Entity had a combined exempting and franking account balance of $6 million (2005: $285 million). This total combines the deficit in our franking account of $18 million (2005: surplus of $261 million) and a surplus of $24 million (2005: $24 million) in our exempting account.

The franking account balance represents the amount of tax paid by the entity that is available for distribution to shareholders. As at 30 June 2006, our franking account balance was in deficit. As a result, we are required to pay franking deficit tax of $18 million in July 2006, which will eliminate the deficit in the franking account balance and be fully offset against our fiscal 2006 income tax assessment. In relation to our exempting account, there are statutory restrictions placed on the distribution of credits from this account.

Additional franking credits will arise when the Telstra Entity pays tax instalments during fiscal 2007, relating to the fiscal 2006 and 2007 income tax years. Franking credits will be used when the Telstra Entity pays its 2006 final ordinary dividend during fiscal 2007.

(b)	Franking credits that will arise from the payment of income tax are expressed at the 30% tax rate on a tax paid basis. This balance represents the current tax liabilities as at 30 June 2006 for the tax consolidated group.

(c)	The franking debits that will arise when we pay our final ordinary dividend are expressed as the amount of franking credits that will be attached to a fully franked distribution.
We believe our current balance of franking credits combined with the franking credits that will arise on tax instalments expected to be paid during fiscal 2007, will be sufficient to cover the franking debits arising from our final dividend. Refer to note 34 for further details in relation to our dividends declared subsequent to year end.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5. Segment information
We report our segment information on the basis of business segments as our risks and returns are affected predominantly by differences in the products and services we provide through those segments.
Our internal management reporting structure drives how our Company is organised and managed. This internal structure provides the initial basis for determining our business segments.
Our business segments are predominantly distinguishable by the different type of customers we deliver our key products and services to. Our customer facing business segments service different customer types. Other reportable business segments are also aligned with our specific customer or business needs. These segments provide operational support services or product support services to our customer facing business segments, or service other telecommunication carriers. Our “Other” segment consists of various business units that do not qualify as business segments in their own right and which service a variety of customer or business needs.
The main adjustments from our internal management reporting structure to our reported business segments are in relation to certain offshore operations. For internal management reporting purposes, our TelstraClear group (TelstraClear) is included with Telstra Enterprise and Government, our CSL New World Mobility group (CSL New World) is a business unit in its own right, and the International Head Office group is included as part of Strategic Marketing. These offshore operations are reported as part of a segment we have called Telstra International for segment reporting purposes.
For the purposes of the applicable accounting standard, we consider that the risks and returns of these offshore operations differ from those of our local operations and as a result we have grouped these operations into the Telstra International business segment.
Business segments
During fiscal 2006, we created the following new business segments:
•	Telstra Business;

•	Telstra Operations; and

•	Strategic Marketing.
The Telstra Business group has been drawn from the Telstra Consumer Marketing and Channels group (formerly known as Telstra Consumer and Marketing), Telstra Country Wide and the Telstra Enterprise and Government (formerly known as Telstra Business and Government) business units.
The Strategic Marketing group was drawn from various business units across Telstra comprising mainly Telstra Consumer Marketing and Channels.
The Telstra Operations group combined Telstra Services (formerly known as Infrastructure Services), Telstra Technology, Innovation and Products, and Operations Support, which moved from being reported within our corporate areas.
Those business segments not impacted by the above restructures are substantially consistent with their structure in the prior year. We have restated all our comparative information to reflect our current reporting position as if all our new business segments and segment accounting policies existed in fiscal 2005.
For segment reporting purposes, the Telstra Group is organised into the following business segments:
Telstra Consumer Marketing and Channels (TC&C) is responsible for:
•	the provision of the full range of telecommunication products, services and communication solutions to consumers; and

•	leading the mass market channels including inbound and outbound call centres, Telstra Shops and Telstra Dealers.
Telstra Business (TB) is responsible for:
•	the provision of the full range of telecommunication products and services, communication solutions, and information and communication technology services to small to medium enterprises.
Telstra Enterprise and Government (TE&G) is responsible for:
•	the provision of the full range of telecommunication products and services, communication solutions, and information and communication technology services to corporate and government customers; and

•	the provision of global communication solutions to multi-national corporations through our interests in the United Kingdom, Asia and North America.
Telstra Wholesale (TW) is responsible for:
•	the provision of a wide range of telecommunication products and services delivered over our networks and associated support systems to:
•	non-Telstra branded carriers, carriage service providers, Internet service providers, system integrators and application service providers; and

•	infrastructure owners and managers who acquire infrastructure services.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5. Segment information (continued)
Sensis is responsible for:
•	the management and growth of the information, advertising and directories business, including printed publications, directory assistance, and online products and services.
Telstra International (TInt.) consists of the following offshore business operations:
•	CSL New World is responsible for our operations in Hong Kong that mainly generate revenues from the mobiles market;

•	International Head Office Group is responsible for our Asia-Pacific investments; and

•	TelstraClear is our New Zealand subsidiary that provides integrated telecommunications services to the New Zealand market.
Telstra Operations (TO) is responsible for:
•	co-ordination and execution for our company’s multi-year business improvement and transformation program;

•	leading the identification, analysis, validation, development and implementation of product, technology and information technology strategies for both the network infrastructure and customer solutions of our Company;

•	overall planning, design, specification of standards, commissioning and decommissioning of our communication networks;

•	construction of infrastructure for our Company’s fixed, mobile, Internet protocol (IP) and data networks;

•	operation and maintenance, including activation and restoration of these networks;

•	supply and delivery of information technology solutions to support our products, services and customer support function;

•	the development and lifecycle management of products and services over the networks, as well as application platforms and the online environment; and

•	operational support functions for our Company, including procurement, billing, credit management and property management.
Telstra Country Wide (TCW) is responsible for:
•	the management and control of providing telecommunication products and services to consumer, small business, enterprise and some government customers outside the mainland state capital cities, in outer metropolitan areas, and in Tasmania and the Northern Territory.
Telstra BigPond is responsible for:
•	the management and control of our retail Internet products, services and content, contact centres, customer relations and associated functions, for broadband and narrowband delivery.
Telstra Media is responsible for:
•	the management of our investment interest in the FOXTEL partnership;

•	the development and management of the hybrid fibre coaxial (HFC) cable network; and

•	investigation and development of an interactive PayTV (IPTV) service.
Strategic Marketing is responsible for:
•	the co-ordination and delivery of marketing activities across our Company and market segments.
Corporate areas include:
•	Legal Services — provides legal services across the Company;

•	Public Policy and Communications — responsible for managing our relationships and positioning with key groups such as our customers, the media, governments, community groups and staff. It also has responsibility for regulatory positioning and negotiation;

•	Finance and Administration — encompasses the functions of business and finance services, treasury, risk management and assurance, investor relations and the office of the company secretary. It also includes the financial management of the majority of the Telstra Entity fixed assets (including network assets) through the Asset Accounting Group; and

•	Human Resources — encompasses talent management, organisational development, human resource operations, health, safety and environment, as well as workplace relations and remuneration.
In our segment financial results, the “Other” segment consists of various business units that do not qualify as reportable segments in their own right. These include:
•	Telstra Country Wide;

•	Telstra BigPond;

•	Telstra Media;

•	Strategic Marketing; and

•	our corporate areas.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5. Segment information (continued)
Segment financial results
For segment reporting purposes, we have reallocated certain items between the respective business segments pursuant to the definitions of segment revenues, segment expenses, segment assets and segment liabilities contained in the applicable accounting standard, where a reasonable allocation basis exists.
Where no reasonable allocation basis exists, we have not reallocated individual items to alternative segments. For segment reporting purposes, these items are reported within the same business segment as for internal management reporting. As a result, our segment revenues, segment expenses, segment assets and segment liabilities do not reflect actual operating results achieved for our business segments in certain circumstances.
The following narrative further explains our segment results for those individual items where it is considered that no reasonable allocation basis exists:
•	Sales revenue associated with mobile handsets for TC&C, TB and TE&G are allocated totally to the TC&C segment, with the exception of some products sold in relation to small to medium enterprises which are allocated to TB. Ongoing prepaid and postpaid mobile revenues derived from our mobile usage is recorded in TC&C, TB and TE&G depending on the type of customer serviced. In addition, the majority of goods and services purchased associated with our mobile revenues are allocated to the TC&C segment. As a result, the TC&C segment also holds segment assets and segment liabilities related to those revenues and expenses recorded in TC&C;

•	trade debtors in relation to the mobile repayment option on mobile handsets sold by our dealers are allocated totally to TC&C; and

•	revenue received in advance in relation to installation and connection fees is allocated totally to TC&C.
These allocations reflect management’s accountability framework and internal reporting system and accordingly no reasonable basis for reallocation to the respective business segments exist.
In addition, revenue derived from our BigPond Internet products and its related segment assets are recorded in the customer facing business segments of TC&C, TB and TE&G. Certain distribution costs in relation to these products are recognised in these three business segments. Telstra Operations recognise certain expenses in relation to the installation and running of the broadband cable network. The related segment assets are managed by the Asset Accounting Group. In accordance with our application of the business segment definition in relation to customer type, we have not reallocated these items to the Telstra Bigpond business segment.
Change in segment accounting policies
The following segment accounting policy changes occurred during fiscal 2006:
Interconnection revenue
In previous financial years, our segment accounting policy was to recognise our revenue relating to interconnection entirely in our TW business segment. In fiscal 2006, some parts of the revenue earned from interconnection were allocated to the TC&C, TB and TE&G business segments to match the revenue recognised with the associated expense. As a result, revenue in TW decreased by $633 million and revenue increased in TC&C by $500 million, TB by $52 million and TE&G by $81 million in fiscal 2005 to reflect this change in policy.
Segment assets and liabilities
Segment assets and segment liabilities form part of the operating activities of a segment and can be allocated directly to that segment.
The Asset Accounting Group performs a company wide function in relation to the financial management of certain assets. These assets are accounted for at the corporate level (aggregated in the “Other” segment) and not allocated across segments.
The “Other” segment also includes balances that do not meet the definition of segment assets and segment liabilities for our reportable business segments. As a result, borrowings and income tax assets and liabilities were recorded as reconciling items within the “Other” segment.
Inter-segment transfers
We account for all transactions of entities within the Telstra Group, including international transactions between Australian and non-Australian businesses, at market value. For segment reporting purposes, transfer pricing is not used within the Company. As such the inter-segment revenue line purely relates to intercompany revenue.
The Asset Accounting Group does not allocate depreciation expense related to the use of assets owned at the corporate level to other business segments.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5. Segment information (continued)
Telstra Group

	TC&C	TB	TE&G	TW	Sensis	TInt.	TO	Other (a)	Eliminations	Total
Year ended 30 June 2006	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Revenue from external customers	8,897	3,053	4,607	2,607	1,826	1,450	226	106	—	22,772
Add inter-segment revenue	—	—	57	292	10	31	83	7	(480)	—

Total segment revenue	8,897	3,053	4,664	2,899	1,836	1,481	309	113	(480)	22,772

Segment result under A-IFRS	5,721	2,412	2,702	2,693	865	86	(4,175)	(4,903)	29	5,430
Share of equity accounted net (losses)/profits	—	—	—	—	(1)	12	—	(6)	—	5
Less net gain on sale of investments	—	—	4	—	—	58	—	—	—	62

Earnings before interest and income tax expense (EBIT) — segment result under USGAAP	5,721	2,412	2,706	2,693	864	156	(4,175)	(4,909)	29	5,497

Earnings has been calculated after charging/(crediting) the following non cash expenses:
Impairment losses	140	10	8	—	13	11	143	26	—	351
Reversal of impairment losses	—	—	—	(20)	—	—	(2)	—	—	(22)
Depreciation and amortisation	—	—	63	—	91	298	48	3,587	—	4,087
Other significant non cash expenses	26	4	20	5	1	3	144	7	—	210

Non current segment assets acquired (excluding acquisition of investments)	11	—	89	23	96	224	4,032	5	—	4,480

As at 30 June 2006 Segment assets	1,437	370	1,767	453	1,886	3,817	3,308	23,316	(179)	36,175

Segment assets include:
Investment in jointly controlled entities	—	—	1	—	—	1	—	—	—	2
Investment in associated entities	—	—	18	—	3	—	—	—	—	21

Segment liabilities	1,260	165	618	241	673	615	2,534	17,414	(177)	23,343

(a)	Revenue for the other segment relates primarily to our revenue earned by Telstra Media from our share of FOXTEL cable subscriber revenue and for services provided to FOXTEL. The Asset Accounting Group is the main contributor to the segment result for this segment, which is primarily depreciation and amortisation charges.
Segment assets for the “Other” segment includes the Telstra Entity fixed assets (including network assets) managed through the centralised Asset Accounting Group. Segment liabilities includes income tax liabilities and borrowings, which have been reallocated from the reportable business segment in accordance with the applicable accounting standard.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5. Segment information (continued)
Telstra Group

	TC&C	TB	TE&G	TW	Sensis	TInt.	TO	Other (a)	Eliminations	Total
Year ended 30 June 2005	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Revenue from external customers	8,931	3,099	4,570	2,267	1,708	1,360	161	85	—	22,181
Add inter-segment revenue	—	—	52	284	11	38	77	2	(464)	—

Total segment revenue	8,931	3,099	4,622	2,551	1,719	1,398	238	87	(464)	22,181

Segment result under A-IFRS	6,179	2,488	2,807	2,283	812	94	(3,371)	(4,345)	3	6,950
Share of equity accounted net (losses)/profits	3	—	5	—	—	(96)	—	(6)	—	(94)
Less net gain on sale of investments	66	—	—	—	—	13	—	—	—	79

Earnings before interest and income tax expense (EBIT) — segment result under USGAAP	6,248	2,488	2,812	2,283	812	11	(3,371)	(4,351)	3	6,935

Earnings has been calculated after charging/(crediting) the following non cash expenses:
Impairment losses	115	18	12	—	17	7	20	30	(29)	190
Depreciation and amortisation	—	—	46	—	64	266	1	3,152	—	3,529
Other significant non cash expenses	25	3	22	6	4	3	139	24	—	226

Non current segment assets acquired (excluding acquisition of investments)	16	—	45	503	74	246	3,052	110	—	4,046

As at 30 June 2005 Segment assets	1,448	343	1,635	356	1,836	3,641	2,750	23,702	(500)	35,211

Segment assets include:
Investment in jointly controlled entities	—	—	3	—	—	33	—	—	—	36
Investment in associated entities	—	—	8	—	4	—	—	—	—	12

Segment liabilities	1,021	119	639	148	665	547	2,024	16,887	(497)	21,553

(a)	Revenue for the other segment relates primarily to our revenue earned by Telstra Media from our share of FOXTEL cable subscriber revenue and for services provided to FOXTEL. The Asset Accounting Group is the main contributor to the segment result for this segment, which is primarily depreciation and amortisation charges.
Segment assets for the other segment includes the Telstra Entity fixed assets (including network assets) managed through the centralised Asset Accounting Group. Segment liabilities excludes income tax liabilities and borrowings, which are included as part of the other segment.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5. Segment information (continued)

		Telstra Group
		Year ended 30 June
		2006	2005
	Note	$m	$m

Reconciliation of segment results to Telstra Group position:
Earnings before interest and income tax expense (EBIT)		5,497	6,935
Finance income		66	83
Finance costs		(1,002)	(963)

Profit before income tax expense		4,561	6,055
Income tax expense		(1,380)	(1,746)

Profit for the year		3,181	4,309

Information about sales revenue from our products and services:
PSTN products
Basic access		3,318	3,362
Local calls		1,023	1,284
PSTN value added services		246	250
National long distance calls		913	1,013
Fixed to mobile		1,491	1,566
International direct		201	234
Fixed interconnection		286	309

		7,478	8,018

Mobiles
Mobile services		4,505	4,307
Mobile handsets		467	381

		4,972	4,688

Data and internet services
Internet and IP solutions		1,907	1,377
ISDN products		807	890
Specialised data		884	966

		3,598	3,233

Other products and services
Advertising and directories		1,711	1,585
Customer premises equipment		274	231
Payphones		104	121
Intercarrier services		351	290
Inbound calling products		449	449
Solutions management		989	931
Offshore controlled entities (a)		1,745	1,611
Pay TV bundling		320	263
Other sales and service		759	741

		6,702	6,222

Sales revenue		22,750	22,161

Other revenue (excluding finance income)		22	20

Total revenue (excluding finance income)	6	22,772	22,181

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5. Segment information (continued)

	Telstra Group
	Year ended 30 June
	2006	2005
	$m	$m
Information about revenue from our products and services (continued):
(a) Sales revenue from our offshore controlled entities is split between the following products and services:
International — PSTN products	446	484
International — Mobiles	849	751
International — Data and internet services	287	264
International — Intercarrier services	20	24
International — Other	143	88

	1,745	1,611

Information about our geographic operations (i)
Segment revenue from external customers
Australian customers	21,014	20,556
International customers	1,758	1,625

	22,772	22,181

Carrying amount of segment assets
Australian customers	31,966	31,245
International customers	4,209	3,966

	36,175	35,211

Non current segment assets acquired (excluding acquisition of investments)
Located in Australia	4,256	3,800
Located in international countries	224	246

	4,480	4,046

(i)	Our geographical operations are split between our Australian and international operations. Our international operations include the business of our international business segment (primarily businesses in Hong Kong and New Zealand) and our international business that serves multi-national customers in the TE&G segment. No individual geographical area forms a significant part of our operations apart from our Australian operations.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
6. Income

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Sales revenue
Rendering of services		12,427	12,522	10,427	10,783
Sale of goods		808	691	536	430
Rent of network facilities		7,653	7,233	7,655	7,233
Construction contracts		151	130	174	136
Advertising and directory services		1,711	1,585	464	377
Procurement (a)		—	—	647	628

		22,750	22,161	19,903	19,587

Other revenue (excluding finance income)
Dividend revenue
- controlled entities	33	—	—	560	223
- jointly controlled entities	33	—	—	—	1

		—	—	560	224
Rent from property and motor vehicles		22	20	22	20

		22	20	582	244

Total revenue (excluding finance income)		22,772	22,181	20,485	19,831

Other income
Net gain on disposal of:
- property, plant and equipment		23	9	20	10
- investments in controlled entities		4	—	—	—
- investments in jointly controlled and associated entities		58	16	59	26
- investments in listed securities and other investments		—	63	—	59

		85	88	79	95
Other miscellaneous income (b)		243	173	84	38

		328	261	163	133

Total income (excluding finance income)		23,100	22,442	20,648	19,964

Finance income
- interest on cash and cash equivalents		66	83	60	78
- other		—	—	3	23

		66	83	63	101

Total income		23,166	22,525	20,711	20,065

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
6. Income (continued)

(a)	The Telstra Entity receives procurement revenue from its controlled entity Sensis Pty Ltd for the use of Yellow Pages® and White Pages® trademarks. Refer to note 33 for further details on transactions involving our related parties.

(b)	Other miscellaneous income includes revenue recognised from subsidies received on the Higher Bandwidth Incentive Scheme (HiBIS) and Broadband Connect Incentive Scheme.
HiBiS, which has now concluded, and its replacement program, Broadband Connect, were established by the Commonwealth to allow service providers to provide high bandwidth services to eligible customers in the regional, rural and remote areas of Australia at prices broadly comparable to those prices charged to customers in metropolitan areas.
As a service provider, we are able to claim a rebate from the Commonwealth for each registered HiBIS or Broadband Connect service we provide to an eligible customer. The purpose of the incentive payment is to cover the short fall of providing these services to eligible customers in the regional, rural and remote areas of Australia at metropolitan prices. We recognise these incentive payments as other income.
We have no significant unfulfilled conditions and other contingencies relating to our obligations under the HiBIS and Broadband Connect programs.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
7. Profit from continuing operations

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

(a) Profit before income tax expense (including items disclosed in note 7(b)) has been calculated after charging/(crediting) the following items:

Labour
Included in our labour expenses are the following:
Employee redundancy (b)		534	91	516	85
Share based payments	21	15	10	15	10
Defined benefit plan expense	28	185	203	182	201

Goods and services purchased
Included in our goods and services purchased are the following:
Cost of goods sold		1,421	1,150	1,087	882
Rental expense on managed services		69	67	64	62

Other expenses
Impairment losses:
- impairment in value of inventories (b)		53	11	53	11
- impairment in value of trade and other receivables (b)		161	150	138	131
- impairment in value of investments (b) (i)		—	6	245	27
- impairment in amounts owed by controlled entities (b)	33	—	—	382	475
- impairment in amounts owed by jointly controlled entities	33	2	5	—	—
- impairment in value of intangibles (b) (ii)		66	1	64	—
- impairment in value of property, plant and equipment (b) (ii)		69	17	69	17

		351	190	951	661

Reversal of impairment losses:
- reversal of impairment in value of trade and other receivables		(22)	—	(22)	—
- reversal of impairment in value of investments (b)		—	—	(15)	(334)
- reversal of impairment in amounts owed by controlled entities	33	—	—	—	(15)

		(22)	—	(37)	(349)

Rental expense on operating leases		667	675	496	502
Net foreign currency translation losses/(gains)		2	(40)	(50)	(5)
Remuneration of auditors	8	8	7	6	6
Service contracts and other agreements		1,836	1,556	1,796	1,521
Promotion and advertising		356	330	285	253
General and administration		723	739	542	564
Other operating expenses (b)		506	358	573	325

		4,427	3,815	4,562	3,478

(i)	We have recognised impairment losses relating to the value of our investments in controlled entities, jointly controlled and associated entities, and other entities based on the value in use calculation. The impairment loss in the value of investment in controlled entities was eliminated on consolidation of the Telstra Group.

(ii)	We have recognised impairment losses relating to project costs that were capitalised within capitalised software forming part of intangible assets and property, plant and equipment. These projects have subsequently been cancelled and the costs recognised in the income statement as an impairment loss. In fiscal 2006, additional impairment losses were recognised reflecting additional write offs due to our transformation, refer note 7(b) for details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
7. Profit from continuing operations (continued)

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

(a) Profit before income tax expense (including items disclosed in note 7(b)) has been calculated after charging/(crediting) the following items (continued):

Depreciation of property, plant and equipment (b)
- general purpose buildings including leasehold improvements	14	62	54	54	47
- communication assets including leasehold improvements	14	2,953	2,615	2,786	2,508
- communication assets under finance lease	14	67	75	67	75
- equipment under finance lease	14	8	9	6	7
- other plant, equipment and motor vehicles	14	93	123	45	50

		3,183	2,876	2,958	2,687

Amortisation of intangible assets
- patents and trademarks	15	2	2	4	4
- licences	15	58	37	18	18
- brandnames	15	11	10	—	—
- customer bases	15	98	86	13	15
- deferred expenditure		9	8	35	10
- software assets (b)	15	726	510	629	472

		904	653	699	519

		4,087	3,529	3,657	3,206

Finance costs
- interest on bills of exchange and commercial paper		65	35	65	35
- interest on Telstra bonds		486	223	486	223
- interest on other loans		242	497	242	497
- interest on derivative instruments		169	164	169	164
- interest on finance leases		6	7	2	3
- unwinding of discount on liabilities recognised at present value		40	35	9	2
- gain in fair value hedge instruments		(26)	—	(26)	—
- other		20	2	38	19

		1,002	963	985	943

Research and development
Research and development expenses		23	29	23	29

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
7. Profit from continuing operations (continued)
(b) Income statement items requiring specific disclosure
The separate disclosure of the following material items is relevant in explaining our financial performance.
Our profit for the year has been calculated after charging specific expense items from our continuing operations as detailed below:

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Redundancy and restructuring related costs (i)
Labour
- redundancy expense		356	—	352	—
- restructuring expense		50	—	50	—

		406	—	402	—

Goods and services purchased
- restructuring expense		54	—	54	—

Other expenses
- restructuring expense		105	—	105	—
- impairment in value of inventories		18	—	18	—
- impairment in value of trade and other receivables		14	—	14	—
- impairment in value of intangibles		61	—	61	—
- impairment in value of property, plant and equipment		46	—	46	—

		244	—	244	—

Depreciation and amortisation
- accelerated amortisation of intangibles		160	—	145	—
- accelerated depreciation of property, plant and equipment		262	—	262	—

		422	—	407	—

		1,126	—	1,107	—

Other
- impairment in value of controlled entities (ii)		—	—	205	—
- reversal of impairment in value of controlled entities (ii)		—	—	—	(334)
- impairment in amounts owed by controlled entities (iii)		—	—	382	475

		—	—	587	141
Total expense items		1,126	—	1,694	141
Income tax benefit attributable to those items requiring specific disclosure		(338)	—	(332)	—

Net items after income tax benefit		788	—	1,362	141

(i)	On 15 November 2005, we announced the results from the strategic review that was initiated on 1 July 2005. We unveiled a strategy for improving our business by:
•	introducing a company wide market based management system;

•	the adoption of a one factory approach to managing operations; and

•	delivering integrated services to our customers.
We also announced several key decisions and commitments regarding our systems, processes and products which will impact the future performance of the Company.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
7. Profit from continuing operations (continued)
For the year ended 30 June 2006, we have recorded a number of restructuring related expenses associated with the implementation of the strategic review initiatives. The redundancy and restructuring costs include the following:
•	redundancy costs associated with the reduction in our workforce, including those redundancies that have been provided for (refer to note 19);

•	the provision for restructuring costs associated with shutting down certain networks, platforms and applications, property rationalisation, onerous lease costs and replacing customer equipment (refer to note 19);

•	the impairment of certain assets due to the decision to shut down certain networks and platforms that are no longer considered recoverable. This also includes the decision to cancel certain projects relating to the development of software and the construction of property, plant and equipment; and

•	the accelerated recognition of depreciation and amortisation of certain assets that, while currently in use, will be decommissioned as part of our decision to shut down certain networks, platforms and applications.
A total provision of $427 million has been raised for redundancy and restructuring for the Telstra Group as at 30 June 2006. This includes $395 million recorded in current and non current provisions, $18 million recorded as a reduction in inventory and $14 million recorded as an allowance for other receivables.
(ii) In fiscal 2006, the profit before income tax expense of the Telstra Entity included an expense of $205 million in relation to the impairment of the value of three controlled entities. In fiscal 2005, the profit before income tax expense of the Telstra Entity included a $334 million net gain in relation to the reversal of an impairment of the value of four controlled entities. These balances are eliminated on consolidation for Telstra Group reporting purposes.
Each fiscal year, we review the value of our investment in controlled entities. As a result, we have incurred an impairment loss (or a reversal of an impairment loss) by assessing the carrying value of our controlled entity with its recoverable amount. We review our recoverable amount by reference to its value in use. Refer to note 25 for further details regarding impairment.
(iii) The profit before income tax expense of the Telstra Entity included an impairment loss of $382 million (2005: $475 million) relating to a movement in allowance for amounts owed by a controlled entity. This balance was eliminated on consolidation for Telstra Group purposes. Refer to note 25 for further details regarding impairment.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
8. Remuneration of auditors

			Telstra Group		Telstra Entity
			Year ended 30 June		Year ended 30 June
			2006	2005	2006	2005
	Note		$m	$m	$m	$m

Audit fees
The Australian National Audit Office has charged the following amounts for:
Auditing and reviewing the financial reports (i)			4.981	5.038	4.431	4.404
Ernst and Young has charged the following amounts for:
Auditing and reviewing the financial reports (ii)			2.900	2.290	1.601	1.391

Total audit fees	7	(a)	7.881	7.328	6.032	5.795

Other services
In addition to auditing and reviewing the financial reports, other services were provided by Ernst and Young in their own right as follows:
Audit related (iii)			0.829	0.571
Tax (iv)			0.118	0.423
Other services (v)			0.331	0.703

Total other services			1.278	1.697

Audit fees

(i)	Our Australian statutory auditor is the Australian National Audit Office (ANAO). The audit provided by the ANAO has been subcontracted to Ernst and Young (EY) since fiscal 2000.

(ii)	Audit fees charged by EY relate to audit services provided in completing our statutory and regulatory filings other than those subcontracted directly from the ANAO. These services include the audit and review of our offshore controlled entities, the regulatory audits and our USGAAP audit. In addition, this category includes the audit of our other statutory filings such as the filing we are required to make under Japanese law, and the annual report on Form 20-F to meet our United States listing requirements.
Other services
We have processes in place to maintain the independence of the external auditor, including the level of expenditure on non audit services. Fees earned by EY for non audit work are capped at a maximum of 1.0 times the total audit and audit related fees.
Non audit services are pre-approved by the Audit Committee provided they fall within a defined list of services specified by the Audit Committee. Those non-audit services that are not listed have to be specifically approved by the Audit Committee prior to the commencement of any engagement. In addition, all non-audit services with a value over $100,000 must be separately approved by the Audit Committee, even if the service is listed as a pre-approved service.
The provision of non-audit services by EY is monitored by the Audit Committee via bi-annual reports to the Audit Committee. In addition, where engagements involve services from the defined list of services, these are reported to the Audit Committee at the following meeting.
EY has specific internal processes in place to ensure auditor independence.

(iii)	Audit related fees charged by EY relate to services that are reasonably related to the performance of the audit or review of our financial statements, and other assurance engagements. These services include our privacy audit, various accounting advice provided and additional audit work arising on the acquisition of our newly acquired controlled entities.

(iv)	Tax fees charged by EY mainly relates to licence fee and technical services including training and support services in relation to our tax return software.

(v)	Other services relate to all additional services performed by EY, other than those disclosed as auditing and reviewing the financial report, audit related and tax. These services include performance of system and security reviews, and various other reviews and non assurance services across the Company.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
9. Income taxes

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Major components of income tax expense
Current tax expense	1,730	1,740	1,860	1,907
Deferred tax resulting from the origination and reversal of temporary differences	(386)	4	(411)	(28)
Under provision of tax in prior years	36	2	33	3

	1,380	1,746	1,482	1,882

Notional income tax expense on profit differs from actual income tax expense recorded as follows:
Profit before income tax expense	4,561	6,055	4,719	6,398

Notional income tax expense on profit calculated at 30% (a):	1,368	1,817	1,416	1,919

Which is adjusted by the tax effect of:
Effect of different rates of tax on overseas income	(19)	(11)	—	—
Non assessable and non deductible items	(5)	(62)	33	(40)
Under provision of tax in prior years	36	2	33	3

Income tax expense on profit	1,380	1,746	1,482	1,882

Amounts recognised directly in equity during the year
Deferred tax debited/(credited) directly in equity during the year	291	(24)	289	(24)

(a)	The Commonwealth statutory income tax rate for fiscal 2006 and fiscal 2005 was 30%. This tax rate is the income tax rate applied to Australian resident companies pursuant to the Income Tax Rates Act.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
9. Income taxes (continued)

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Deferred tax asset/(deferred tax liability)
Deferred tax items recognised in income statement
Property, plant and equipment	(1,872)	(1,918)	(1,911)	(2,019)
Intangible assets	(356)	(474)	(175)	(280)
Provision for employee entitlements	268	281	246	263
Revenue received in advance	116	130	—	5
Provision for workers’ compensation	65	64	62	62
Allowance for doubtful debts	42	46	33	37
Defined benefit assets	(45)	(98)	(43)	(97)
Trade and other payables	57	38	54	36
Provision for redundancy	56	—	55	—
Other provisions	91	10	85	1
Income tax losses (a)	106	69	—	4
Other	36	26	27	3

	(1,436)	(1,826)	(1,567)	(1,985)

Deferred tax items recognised in equity (b)
Defined benefit assets	(260)	24	(258)	24
Derivative financial instruments	(7)	—	(7)	—

	(267)	24	(265)	24

Net deferred tax liability	(1,703)	(1,802)	(1,832)	(1,961)

Our net deferred tax liability is split as follows (c):
Deferred tax assets recognised in the balance sheet	1	2	—	—
Deferred tax liabilities recognised in the balance sheet	(1,704)	(1,804)	(1,832)	(1,961)

	(1,703)	(1,802)	(1,832)	(1,961)

(a)	We have recognised a deferred tax asset for the unused tax losses of our offshore controlled entities to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised. We have prepared management budgets and forecasts in line with our current knowledge of future events to support our view of sufficient future taxable profits being available to offset our unused tax losses.

(b)	When the underlying transactions to which our deferred tax relates is recognised directly to equity in accordance with applicable accounting standards, the temporary differences associated with these adjustments are also recognised directly in equity.

(c)	We are able to offset deferred tax assets and deferred tax liabilities in the balance sheet when they relate to income taxes levied by the same taxation authority and to the extent we intend to settle our current tax assets and liabilities on a net basis.
Our deferred tax assets and deferred tax liabilities are netted within the tax consolidation group, as these deferred tax balances relate to income taxes levied by the Australian Taxation Office. We do not net deferred tax balances between controlled entities, apart from those within the tax consolidation group.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
9. Income taxes (continued)

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Deferred tax assets not recognised in the balance sheet (a):
Income tax losses	185	161	—	—
Capital tax losses	196	198	160	161
Deductible temporary differences	353	334	192	99

	734	693	352	260

(a)	Our deferred tax assets not recognised in the balance sheet may be used in future years if the following criteria are met:
•	our controlled entities have sufficient future taxable profit to enable the income tax losses and temporary differences to be offset against that taxable profit;

•	the Telstra Entity and our controlled entities have sufficient future capital gains to be offset against those capital losses;

•	we continue to satisfy the conditions required by tax legislation to be able to use the tax losses; and

•	there are no future changes in tax legislation that will adversely affect us in using the benefit of the tax losses.
As at 30 June 2006, the deferred tax assets not recognised in our balance sheet are able to be carried forward indefinitely for both our domestic and offshore operations, except in relation to one offshore controlled entity that has income tax losses of $9 million (fiscal 2005: $13 million) that will expire in fiscal 2027.
In the event of the further privatisation of our Company, certain income tax losses and capital tax losses, not currently recognised as a deferred tax asset, may not be able to be utilised in the future to offset income tax and capital tax gains for some offshore controlled entities and the tax consolidated group. The ability to utilise income and capital losses in the future will depend on various factors, including the number of shares the Commonwealth continues to hold, either directly or indirectly.
Tax consolidation
The Telstra Entity and its Australian resident wholly owned entities previously elected to form a tax consolidated group. As part of the election to enter tax consolidation, the tax consolidated group is treated as a single entity for income tax purposes.
The Telstra Entity, as the head entity in the tax consolidated group, recognises, in addition to its own transactions, the current tax liabilities and the deferred tax assets arising from unused tax losses and tax credits for all entities in the group. However, the Telstra Entity and its resident wholly owned entities account for their own current tax expense and deferred tax amounts.
Upon tax consolidation, the entities within the tax consolidated group entered into a tax sharing agreement. The terms of this agreement specified the methods of allocating any tax liability in the event of default by the Telstra Entity on its group payment obligations and the treatment where a subsidiary member exits the group. The tax liability of the group otherwise remains with the Telstra Entity for tax purposes.
During fiscal 2006, the entities within the tax consolidated group entered into a tax funding arrangement under which:
•	the Telstra Entity compensates its wholly owned controlled entities for any current tax receivable assumed;

•	the Telstra Entity compensates its wholly owned controlled entities for any deferred tax assets relating to unused tax losses and tax credits; and

•	wholly owned entities compensate the Telstra Entity for any current tax payable assumed.
The funding amounts are based on the amounts recorded in the financial statements of the wholly owned entities.
Amounts receivable of $40 million to the Telstra Entity and amounts payable from the Telstra Entity of $194 million under the tax funding arrangements are due in the next financial year upon final settlement of the current tax payable for the tax consolidated group. During fiscal 2005, no tax funding arrangement was in place and as a result these funding amounts were recorded as equity contributions to or distributions from our controlled entities.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
10. Cash and cash equivalents

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Current
Cash at bank and on hand	238	225	87	83
Bank deposits, bills of exchange and commercial paper (a)	451	1,323	387	1,285

	689	1,548	474	1,368

(a)	Bank deposits are held in the short term money market. The carrying amount of bank deposits, bills of exchange and commercial paper approximates net fair value due to their short term to maturity.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
11. Trade and other receivables

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Current
Trade debtors (a)		2,565	2,434	1,881	1,774
Allowance for doubtful debts		(144)	(159)	(110)	(125)

		2,421	2,275	1,771	1,649

Amounts owed by controlled entities (other than trade debtors)	33	—	—	2,267	2,194
Allowance for amounts owed by controlled entities (other than trade debtors)	33	—	—	(1,851)	(1,469)

		—	—	416	725

Accrued revenue		1,027	976	971	929

Other receivables (b)		262	298	195	235
Allowance for doubtful debts (b)		(9)	—	(9)	—

		1,280	1,274	1,157	1,164

		3,701	3,549	3,344	3,538

Non current
Amounts owed by controlled entities (other than trade debtors)	33	—	—	60	56

Amounts owed by jointly controlled and associated entities (c)	33	229	242	210	204
Allowance for amounts owed by jointly controlled and associated entities (c)	33	(215)	(210)	(210)	(204)

		14	32	—	—

Other receivables (b)		78	65	72	59
Allowance for doubtful debts (b)		(5)	—	(5)	—

		73	65	67	59

		87	97	127	115

(a)	Our policy requires trade debtors to pay us in accordance with agreed payment terms. Depending on the customer segment, our settlement terms are generally 14 to 30 days from date of invoice. All credit and recovery risk associated with trade debtors has been provided for in the balance sheet.

(b)	Our other receivables relates mainly to customer deferred debt. Our customer deferred debt allows eligible post paid customers the opportunity to repay the cost of their mobile handset and approved accessories monthly over 12, 18 or 24 months. The loan is provided interest free to our mobile postpaid customers.

(c)	In fiscal 2006, amounts owed by jointly controlled and associated entities relates mainly to loans provided to Reach Ltd (Reach) of $210 million (2005: $204 million) and the 3GIS Partnership (3GIS) of $14 million (2005: $32 million). An allowance for the total loan provided to Reach has been recognised. Refer to note 33 for further details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
12. Inventories

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Current
Finished goods recorded at net realisable value	79	4	67	—
Finished goods recorded at cost	123	197	91	167

Total finished goods	202	201	158	167

Raw materials and stores recorded at cost	15	16	10	12
Construction contracts (a)	7	15	7	15

	224	232	175	194

Non current
Finished goods recorded at net realisable value	15	—	15	—
Finished goods recorded at cost	5	15	5	15

	20	15	20	15

(a) Construction contract disclosures are shown as follows:
Contract costs incurred and recognised profits	108	69	108	69
Progress billings	(101)	(54)	(101)	(54)

	7	15	7	15

Advances received for construction work in progress (included in trade and other payables)	7	7	7	7

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
13. Investments

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Investments — accounted for using the equity method

Investments in jointly controlled entities		4	40	2	83
Allowance for impairment in value		(2)	(4)	(2)	(50)

Carrying amount of investments in jointly controlled entities	30	2	36	—	33

Investments in associated entities		45	36	18	33
Allowance for impairment in value		(24)	(24)	—	(25)

Carrying amount of investments in associated entities	30	21	12	18	8

		23	48	18	41

Investments — other

Investments in controlled entities	29	—	—	13,062	12,975
Allowance for impairment in value		—	—	(7,109)	(6,839)

Total investments in controlled entities		—	—	5,953	6,136

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
14. Property, plant and equipment

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Land and site improvements
At cost	35	40	32	37

Buildings (including leasehold improvements)
At cost	822	822	706	722
Accumulated depreciation/impairment	(392)	(392)	(352)	(356)

	430	430	354	366

Communication assets (including leasehold improvements)
At cost	45,848	43,217	43,222	41,127
Accumulated depreciation/impairment	(23,398)	(21,541)	(22,393)	(20,946)

	22,450	21,676	20,829	20,181

Communication assets under finance lease
At cost	858	858	858	858
Accumulated depreciation/impairment	(501)	(434)	(501)	(434)

	357	424	357	424

Other plant, equipment and motor vehicles
At cost	1,068	1,011	692	753
Accumulated depreciation/impairment	(740)	(710)	(519)	(554)

	328	301	173	199

Equipment under finance lease
At cost	60	52	33	26
Accumulated depreciation/impairment	(38)	(32)	(13)	(10)

	22	20	20	16

Total property, plant and equipment
At cost	48,691	46,000	45,543	43,523
Accumulated depreciation	(25,069)	(23,109)	(23,778)	(22,300)

	23,622	22,891	21,765	21,223

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
14. Property, plant and equipment (continued)

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Land and site improvements

Opening cost		40	43	37	42
- additions		—	4	—	3
- disposals		(5)	(8)	(5)	(8)
- acquisitions through business combinations		—	1	—	—

Closing cost		35	40	32	37

Buildings (including leasehold improvements)

Opening net book value		430	393	366	376

Opening cost		822	733	722	689
- additions		72	47	60	43
- disposals		(104)	(16)	(98)	(15)
- acquisitions through business combinations		10	55	—	—
- foreign currency exchange differences		(4)	(6)	—	—
- other		26	9	22	5

Closing cost		822	822	706	722

Opening accumulated depreciation/impairment		(392)	(340)	(356)	(313)
- disposals		74	4	70	3
- acquisitions through business combinations		(1)	—	—	—
- depreciation expense	7	(62)	(54)	(54)	(47)
- impairment losses		(6)	—	(6)	—
- foreign currency exchange differences		3	3	—	—
- other		(8)	(5)	(6)	1

Closing accumulated depreciation/impairment		(392)	(392)	(352)	(356)

Closing net book value		430	430	354	366

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
14. Property, plant and equipment (continued)

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Communication assets (including leasehold improvements) (a)

Opening net book value		21,676	21,093	20,181	20,095

Opening cost		43,217	40,575	41,127	39,093
- additions		3,681	3,378	3,501	2,732
- disposals		(1,416)	(740)	(1,432)	(740)
- acquisitions through business combinations		421	—	—	—
- foreign currency exchange differences		(105)	(37)	—	—
- other		50	41	26	42

Closing cost		45,848	43,217	43,222	41,127

Opening accumulated depreciation/impairment		(21,541)	(19,482)	(20,946)	(18,998)
- disposals		1,376	584	1,393	588
- acquisitions through business combinations		(265)	—	—	—
- depreciation expense	7	(2,953)	(2,615)	(2,786)	(2,508)
- impairment losses		(37)	(14)	(37)	(14)
- foreign currency exchange differences		41	8	—	—
- other		(19)	(22)	(17)	(14)

Closing accumulated depreciation/impairment		(23,398)	(21,541)	(22,393)	(20,946)

Closing net book value		22,450	21,676	20,829	20,181

Communication assets under finance lease

Opening net book value		424	499	424	499

Opening and closing cost (b)		858	858	858	858

Opening accumulated depreciation/impairment		(434)	(359)	(434)	(359)
- depreciation expense	7	(67)	(75)	(67)	(75)

Closing accumulated depreciation/impairment		(501)	(434)	(501)	(434)

Closing net book value		357	424	357	424

(a)	Includes certain network land and buildings which are essential to the operation of our communication assets.

(b)	During fiscal 2006 and fiscal 2005, there were no additions or disposals to this class of asset. As a result, our opening and closing cost has remained unchanged.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
14. Property, plant and equipment (continued)

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Other plant, equipment and motor vehicles

Opening net book value		301	380	199	211

Opening cost		1,011	1,335	753	1,004
- additions		124	114	34	52
- disposals		(111)	(301)	(96)	(295)
- acquisitions through business combinations		48	15	—	—
- foreign currency exchange differences		(8)	(14)	—	—
- other		4	(138)	1	(8)

Closing cost		1,068	1,011	692	753

Opening accumulated depreciation/impairment		(710)	(955)	(554)	(793)
- disposals		98	287	85	281
- acquisitions through business combinations		(37)	—	—	—
- depreciation expense	7	(93)	(123)	(45)	(50)
- impairment losses		(26)	(3)	(26)	(3)
- foreign currency exchange differences		6	9	—	—
- other		22	75	21	11

Closing accumulated depreciation/impairment		(740)	(710)	(519)	(554)

Closing net book value		328	301	173	199

Equipment under finance lease

Opening net book value		20	11	16	10

Opening cost		52	48	26	20
- additions		9	13	9	11
- disposals		—	(9)	—	(5)
- acquisitions through business combinations		—	4	—	—
- foreign currency exchange differences		(1)	—	—	—
- other		—	(4)	(2)	—

Closing cost		60	52	33	26

Opening accumulated depreciation/impairment		(32)	(37)	(10)	(10)
- disposals		—	3	—	—
- depreciation expense	7	(8)	(9)	(6)	(7)
- other		2	11	3	7

Closing accumulated depreciation/impairment		(38)	(32)	(13)	(10)

Closing net book value		22	20	20	16

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
14. Property, plant and equipment (continued)
Work in progress
In fiscal 2006, the Telstra Group has property, plant and equipment under construction amounting to $1,695 million (2005: $1,040 million). In fiscal 2006, the Telstra Entity has property, plant and equipment under construction amounting to $1,596 million (2005: $945 million). As these assets are not installed and ready for use, there is no depreciation being charged on these amounts.
Other
Details of our expenditure and lease commitments in relation to property, plant and equipment are shown in note 26 to these financial statements.
In fiscal 2006, the Telstra Group has property, plant and equipment that was fully depreciated and still in use with a cost of $1,767 million (2005: $2,224 million). In fiscal 2006, the Telstra Entity has property, plant and equipment that was fully depreciated and still in use with a cost of $1,412 million (2005: $1,905 million).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
15. Intangible assets

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Goodwill	2,073	2,037	16	16

Internally generated intangible assets
Software assets developed for internal use	3,188	3,622	2,651	3,173
Accumulated amortisation	(1,406)	(1,652)	(1,171)	(1,499)

	1,782	1,970	1,480	1,674

Acquired intangible assets
Mastheads	447	447	—	—

Patents and trademarks	34	34	20	20
Accumulated amortisation	(8)	(6)	(11)	(7)

	26	28	9	13

Licences	833	793	267	267
Accumulated amortisation	(241)	(183)	(132)	(116)

	592	610	135	151

Brandnames	235	215	—	—
Accumulated amortisation	(53)	(42)	—	—

	182	173	—	—

Customer bases	846	749	70	70
Accumulated amortisation	(407)	(305)	(64)	(51)

	439	444	6	19

Total acquired intangible assets	1,686	1,702	150	183

Deferred expenditure
Deferred expenditure	1,589	1,272	1,841	1,533
Accumulated amortisation	(1,007)	(652)	(1,022)	(655)

	582	620	819	878

Total intangibles
At cost	9,245	9,169	4,865	5,079
Accumulated amortisation	(3,122)	(2,840)	(2,400)	(2,328)

	6,123	6,329	2,465	2,751

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
15. Intangible assets (continued)
Movements in intangible assets

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Goodwill

Opening value		2,037	1,790	16	16
- acquisitions through business combinations	24	324	385	—	—
- disposals		(312)	—	—	—
- foreign currency exchange differences		27	(138)	—	—
- impairment losses		(1)	—	—	—
- other		(2)	—	—	—

Closing value (a)		2,073	2,037	16	16

Intangibles — internally generated

Software assets developed for internal use (b)

Opening net book value		1,970	1,882	1,674	1,698

Opening cost		3,622	3,249	3,173	3,005
- additions		602	552	498	470
- acquisitions through business combinations		1	15	—	—
- disposals		(969)	(310)	(965)	(302)
- impairment losses (f)		(65)	—	(64)	—
- foreign currency exchange differences		(10)	—	—	—
- other		7	116	9	—

Closing cost		3,188	3,622	2,651	3,173

Opening accumulated amortisation		(1,652)	(1,367)	(1,499)	(1,307)
- amortisation expense (e)	7	(726)	(510)	(629)	(472)
- disposals		969	310	965	302
- foreign currency exchange differences		7	—	—	—
- other		(4)	(85)	(8)	(22)

Closing accumulated amortisation		(1,406)	(1,652)	(1,171)	(1,499)

Closing net book value		1,782	1,970	1,480	1,674

Acquired Intangible assets

Mastheads

Opening net book value		447	448	—	—

Opening cost		447	448	—	—
- impairment losses		—	(1)	—	—

Closing cost		447	447	—	—

Closing net book value (c)		447	447	—	—

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
15. Intangible assets (continued)
Movements in intangible assets (continued)

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Patents and trademarks

Opening net book value		28	3	13	17

Opening cost		34	7	20	20
- additions		1	—	—	—
- acquisitions through business combinations		—	27	—	—
- other		(1)	—	—	—

Closing cost		34	34	20	20

Opening accumulated amortisation		(6)	(4)	(7)	(3)
- amortisation expense (e)	7	(2)	(2)	(4)	(4)
				-
Closing accumulated amortisation		(8)	(6)	(11)	(7)
				-

Closing net book value		26	28	9	13

Licences

Opening net book value		610	651	151	169

Opening cost		793	801	267	267
- additions		16	5	2	—
- acquisitions through business combinations		23	5	—	—
- foreign currency exchange differences		—	(18)	—	—
- other		1	—	(2)	—

Closing cost		833	793	267	267

Opening accumulated amortisation		(183)	(150)	(116)	(98)
- amortisation expense (e)	7	(58)	(37)	(18)	(18)
- foreign currency exchange differences		1	4	—	—
- other		(1)	—	2	—

Closing accumulated amortisation		(241)	(183)	(132)	(116)

Closing net book value		592	610	135	151

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
15. Intangible assets (continued)
Movements in intangible assets (continued)

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Brandnames

Opening net book value		173	180	—	—

Opening cost		215	215	—	—
- acquisitions through business combinations		21	16	—	—
- foreign currency exchange differences		(1)	(16)	—	—

Closing cost		235	215	—	—

Opening accumulated amortisation		(42)	(35)	—	—
- amortisation expense (e)	7	(11)	(10)	—	—
- foreign currency exchange differences		—	3	—	—

Closing accumulated amortisation		(53)	(42)	—	—

Closing net book value		182	173	—	—

Customer bases

Opening net book value		444	353	19	34

Opening cost		749	593	70	70
- additions		30	—	—	—
- acquisitions through business combinations		76	191	—	—
- foreign currency exchange differences		(9)	(35)	—	—

Closing cost		846	749	70	70

Opening accumulated amortisation		(305)	(240)	(51)	(36)
- amortisation expense (e)	7	(98)	(86)	(13)	(15)
- foreign currency exchange differences		(4)	21	—	—

Closing accumulated amortisation		(407)	(305)	(64)	(51)

Closing net book value		439	444	6	19

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
15. Intangible assets (continued)
Movements in intangible assets (continued)

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Deferred expenditure

Opening net book value	620	636	878	593

Opening cost	1,272	1,031	1,533	988
- additions (d)	317	241	315	545
- other	—	—	(7)	—

Closing cost	1,589	1,272	1,841	1,533

Opening accumulated amortisation	(652)	(395)	(655)	(395)
- amortisation expense (e)	(355)	(257)	(367)	(260)

Closing accumulated amortisation	(1,007)	(652)	(1,022)	(655)

Closing net book value	582	620	819	878

Details of our expenditure commitments in relation to our intangible assets are shown in note 26 to our financial statements.

(a)	We allocate goodwill to our relevant cash generating units (CGU’s) for the purposes of impairment testing. Refer to note 25 for further details.

(b)	In fiscal 2006, the Telstra Group had software assets under development amounting to $352 million (2005: $362 million). In fiscal 2006, the Telstra Entity had software assets under development amounting to $296 million (2005: $301 million). As these assets were not installed and ready for use there is no amortisation being charged on the amounts.

(c)	We do not currently amortise the cost of our mastheads as they have been assessed to have an indefinite useful life. We do not expect there to be a foreseeable limit to the period over which the mastheads are expected to generate net cash inflows and, based on industry experience and current information, it is extremely rare for leading mastheads to become commercially or technically obsolete. We believe we could dispose of the mastheads in the foreseeable future for an amount not less than the current carrying value and that the acquirer could retain the strong market position that the mastheads currently represent.

(d)	During fiscal 2005, we entered into an arrangement with our jointly controlled entity, Reach Ltd (Reach), and our co-shareholder PCCW, whereby Reach’s international cable capacity was allocated between us and PCCW under an indefeasible right of use (IRU) agreement, including committed capital expenditure for the period until 2022.

The IRU is amortised over the contract periods for the capacity on the various international cable systems, which range from 5 to 22 years. The Telstra Entity has recorded the IRU within deferred expenditure. For the Telstra Group, the IRU was deemed to be an extension of our investment in Reach. The IRU has a carrying value of $nil in the consolidated financial statements due to the recognition of equity accounted losses in Reach.

(e)	Amortisation expense is included in depreciation and amortisation expense in the income statement, with the exception of items of deferred expenditure which are expensed to the relevant line of the income statement. The majority of the deferred expenditure relates to the deferral of basic access installation costs, which are amortised to goods and services purchased in the income statement.

(f)	We have recognised impairment losses relating to project costs that were included in our capitalised software and relate to our software work-in-progress. These projects have subsequently been cancelled and the costs recognised in the income statement as an impairment loss.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
16. Derivative financial assets

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Current
Cross currency swap hedge receivable	20	4	20	4
Forward contract asset	1	—	1	—

	21	4	21	4

Non current
Cross currency swap hedge receivable	222	—	222	—
Interest rate swap asset	169	—	169	—

	391	—	391	—

Refer to note 35 for details on the financial risk management of our derivative financial instruments.
The transitional rules for first time adoption of A-IFRS required that we restate our comparative financial report using A-IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”, where comparative information was not required to be restated. Accordingly, we have applied previous AGAAP in the comparative information.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
17. Trade and other payables

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Current
Trade creditors (a)		738	649	586	480
Accrued expenses		1,338	1,044	1,081	815
Accrued capital expenditure		844	289	772	210
Accrued interest		258	227	258	227
Deferred cash settlement for acquisitions (b)		123	316	—	—
Other creditors (a)		269	282	171	219
Amounts owed to controlled entities (other than trade creditors)	33	—	—	197	5

		3,570	2,807	3,065	1,956

Non current
Deferred cash settlement for acquisitions (b)		127	187	—	—
Other creditors		70	63	65	61

		197	250	65	61

(a)	Trade creditors and other creditors are non interest bearing liabilities. We generally process trade creditor payments once they have reached 30 days from the date of invoice for electronic funds transfer payments, or 30 days from the end of the month of invoice for other payments.

(b)	Included in our deferred cash settlement for acquisitions are our remaining obligations for the purchase of the third generation radio access network assets from Hutchison 3G Australia Pty Ltd.
During fiscal 2005, we purchased these assets for an amount of $450 million, payable over two years. We recognised this payable at its present value in our balance sheet of $403 million and are releasing the associated financing cost over the period of the payable in the income statement. For fiscal 2006, this release of finance costs amounted to $19 million (2005: $28 million).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
18. Borrowings

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Current
Short term debt
Bank overdraft (a)		—	14	—	—
Bank loans		111	—	110	—
Bills of exchange and commercial paper (b)		1,457	449	1,457	449
Loans from wholly owned controlled entities	33	—	—	1,408	2,400

		1,568	463	2,975	2,849

Long term debt — current portion
Telstra bonds (c)		—	516	—	516
Other loans (d)		394	523	394	523
Finance leases	26	7	5	5	4

		401	1,044	399	1,043

		1,969	1,507	3,374	3,892

Non current
Long term debt
Telstra bonds (c)		2,613	2,605	2,613	2,605
Other loans (d)		8,748	8,289	8,748	8,289
Finance leases	26	48	47	15	13

		11,409	10,941	11,376	10,907

Total debt payable
Short term debt
Bank overdraft (a)		—	14	—	—
Bank loans		111	—	110	—
Bills of exchange and commercial paper (b)		1,457	449	1,457	449
Loans from wholly owned controlled entities	33	—	—	1,408	2,400

		1,568	463	2,975	2,849

Long term debt (including current portion)
Telstra bonds (c)		2,613	3,121	2,613	3,121
Other loans (d)		9,142	8,812	9,142	8,812
Finance leases	26	55	52	20	17

		11,810	11,985	11,775	11,950

		13,378	12,448	14,750	14,799

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
18. Borrowings (continued)
Our long term debt is repayable over years ending 30 June as follows:

Telstra Group
Due in the year ending 30 June	2007	2008	2009	2010	2011	after 2011	Total
Telstra bonds	$m	$m	$m	$m	$m	$m	$m

Coupon interest rate up to 6.0%	—	—	—	—	—	35	35
up to 8.0%	—	—	500	500	—	1,510	2,510
up to 10.0%	—	—	—	—	—	28	28
up to 12.0%	—	—	—	—	—	44	44
up to 16.0%	—	—	—	—	—	32	32

	—	—	500	500	—	1,649	2,649

Unamortised discount							(36)

							2,613

Other loans (d)	394	1,373	81	815	2,642	3,837	9,142

Unamortised discount							-

							9,142

Finance leases	13	12	10	8	5	52	100

Future finance charges							(45)

							55

Total long term debt payable	407	1,385	591	1,323	2,647	5,538	11,891

Unamortised discount							(81)

							11,810

Assets pledged as security
Our 50% owned pay television joint venture FOXTEL previously entered into a $550 million bank facility arrangement to fund its full digital conversion and launch of new digital services. The use of this facility is subject to certain conditions being met and full repayment is due on 30 September 2008.
As part of this arrangement, our controlled entity Telstra Media Pty Ltd as a FOXTEL partner, and FOXTEL itself, have pledged their respective assets as collateral in favour of the banks. The carrying value of the assets pledged in Telstra Media Pty Ltd as at 30 June 2006 was $nil (2005: $nil). Refer to note 27 for details of an equity contribution deed entered as part of this agreement.
On 31 July 2006, FOXTEL entered into a $600 million syndicated secured term loan facility to fund the refinancing of the above facility Refer to note 34 for further details.
Our borrowings are unsecured, except for finance leases which are secured, as the rights to the leased asset transfer to the lessor in the event of a default by us.
(a) Bank overdraft
As at 30 June 2006, we had a bank overdraft of $nil (2005: $14 million). Our bank overdraft in fiscal 2005 related to a controlled entity. This bank overdraft was unsecured, with interest being charged daily, net of the controlled entity’s offsetting position of cash in bank and any outstanding loans.
(b) Bills of exchange and commercial paper
We have issued bills of exchange and commercial paper of $1,457 million (2005: $449 million) to financial institutions with an original maturity of less than 180 days. At 30 June 2006, all $1,457 million (2005: $449 million) of the commercial paper matures in less than three months.
(c) Telstra bonds
Telstra bonds currently on issue relate to wholesale investors and mature up until the year 2020. During fiscal 2006, $508 million (2005: $273 million) of Telstra bonds matured.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
18. Borrowings (continued)
(d) Other loans
Details of our other loans, including currency of borrowing, interest rates and maturity dates, are presented in the table below:

Telstra Group - Other loans details	A$ amount		Interest rates		Maturity dates
	As at 30 June		Year ended 30 June		As at 30 June
	2006	2005	2006	2005	2006	2005
	A$m	A$m	%	%

Australian dollar loans	245	247	5.93	5.93	November 2007	November 2007
US dollar loans	1,028	1,306	5.22 to 6.47	3.49 to 6.50	between April 2008 and Dec 2015	between Nov 2005 and April 2012
Euro eurobond loan	6,336	5,893	3.14 to 6.49	3.00 to 6.38	between Dec 2006 and July 2015	between Dec 2006 and July 2015
Swiss franc eurobond loan	326	304	2.61	2.50	April 2013	April 2013
Japanese yen loans	472	333	0.44 to 2.51	0.31 to 1.89	between July 2007 and June 2016	between July 2007 and Nov 2014
Singapore dollar loans	84	78	3.80	3.80	March 2008	March 2008
New Zealand dollar loans	164	183	7.03 to 7.19	6.99 to 7.15	between Nov 2011 and Nov 2014	between Nov 2011 and Nov 2014
British pound sterling loans	487	468	6.23	6.13	August 2014	August 2014

Total other loans including current portion	9,142	8,812

(e) Financing arrangements

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

We have access to the following lines of credit:

Credit standby arrangements
Unsecured committed cash standby facilities which are subject to annual review	902	892	894	887
Amount of credit unused	900	891	894	887

We have commercial paper facilities in place with financial institutions under which we may issue up to $14,651 million (2005: $13,842 million). As at 30 June 2006, we had drawn down $1,457 million (2005: $449 million) of these commercial paper facilities. These facilities are not committed or underwritten and we have no guaranteed access to the funds.
Generally, our facilities are available unless we default on any terms applicable under the relevant agreements or become insolvent.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
19. Provisions

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Current
Employee benefits (a)	319	336	272	288
Workers’ compensation	32	32	31	31
Provision for restructuring	81	—	81	—
Provision for redundancies (a)	158	—	155	—
Other provisions	147	53	140	37

	737	421	679	356

Non current
Employee benefits (a)	573	610	548	588
Workers’ compensation	184	182	177	175
Provision for restructuring	128	—	128	—
Provision for redundancies (a)	28	—	28	—
Other provisions	61	102	43	74

	974	894	924	837

(a) Aggregate employee benefits and related on-costs liability
Current provision for employee benefits	319	336	272	288
Non current provision for employee benefits	573	610	548	588
Current provision for redundancies	158	—	155	—
Non current provision for redundancies	28	—	28	—
Accrued labour and on-costs (i)	317	237	303	225

	1,395	1,183	1,306	1,101

(i)	Accrued labour and related on-costs are included within our current trade and other payables (refer to note 17).
Provision for employee benefits consist of amounts for annual leave and long service leave accrued by employees.
Non current employee benefits for long service leave are measured at their present value. The following assumptions were adopted in measuring this amount:

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005

Weighted average projected increase in salaries, wages and associated on-costs	4.2%	4.0%	4.3%	4.0%
Weighted average discount rates	5.4%	5.4%	5.4%	5.4%
Leave taking rates	13.2%	13.3%	13.3%	13.3%

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
19. Provisions (continued)
(b) Information about our provisions, other than provision for employee benefits
Workers’ compensation
We self insure for our workers’ compensation liabilities. We provide for our obligations through an assessment of accidents and estimated claims incurred. The provision is based on a semi-annual actuarial review of our workers’ compensation liability. Actual compensation paid may vary where accidents and claims incurred vary from those estimated. The timing of these payments may vary, however the average time payments are expected for is 11 years (2005: 12 years).
Certain controlled entities do not self insure, but pay annual premiums to third party insurance companies for their workers’ compensation.
Provision for redundancy and restructuring
The provision for redundancy and restructuring relates to our transformation project that was announced on 15 November 2005. A provision has only been raised for those redundancy and restructuring costs where a detailed formal plan has been approved and we have raised a valid expectation in those affected that the plan will be carried out. Only those costs that are not associated with the ongoing activities of the Company have been included. The costs included in the redundancy and restructuring provision are based on current estimates of the likely amounts to be incurred and include:
•	an estimate of the termination benefits that affected employees will be entitled to;

•	costs associated with shutting down certain networks, platforms and applications;

•	property rationalisation and other onerous lease costs; and

•	costs of replacing customer equipment in order to meet our current service obligations.
A total provision of $427 million has been raised for redundancy and restructuring for the Telstra Group as at 30 June 2006. This includes $18 million for the additional impairment of inventory and a $14 million allowance for other receivables. Refer to note 7(b) for further details.
The execution of these detailed formal plans, for which a restructuring and redundancy provision has been raised, is expected to be completed by fiscal 2011 for the restructuring provision, and fiscal 2008 for the redundancy provision.
Other
Other provisions include provision for Reach Ltd’s committed capital expenditure, provision for restoration costs, and other general provisions.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
19. Provisions (continued)
(c) Movement in provisions, other than employee benefits

	Telstra Group		Telstra Entity
	Year ended 30 June		Year ended 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Workers’ compensation

Opening balance	214	216	206	207
- additional provisions	24	22	23	22
- amount used	(32)	(32)	(31)	(31)
- unwinding of discount on liabilities recognised at present value	11	11	11	11
- effect of any change in the discount rate	(1)	(3)	(1)	(3)

Closing balance	216	214	208	206

Restructuring provision

Opening balance	—	3	—	3
- additional provisions	209	—	209	—
- reversal of amounts unused	—	(3)	—	(3)

Closing balance	209	—	209	—

Redundancy provision

Opening balance	—	—	—	—
- additional provisions	186	—	183	—

Closing balance	186	—	183	—

Other

Opening balance	155	46	111	24
- additional provisions	113	125	113	93
- amount used	(51)	(12)	(38)	(5)
- reversal of amounts unused	(17)	(10)	(16)	(3)
- unwinding of discount on liabilities recognised at present value	9	2	9	2
- foreign currency exchange differences	(2)	—	—	—
- other	1	4	4	—

Closing balance	208	155	183	111

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
20. Derivative financial liabilities

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Current
Cross currency swap hedge payable	6	11	6	11
Forward contract liability	6	—	6	—

	12	11	12	11

Non current
Cross currency swap hedge payable	612	864	612	864
Interest rate swap payable	156	—	156	—

	768	864	768	864

Refer to note 35 for details on the financial risk management of our derivative financial instruments.
The transitional rules for first time adoption of A-IFRS required that we restate our comparative financial report using A-IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”, where comparative information was not required to be restated. Accordingly, we have applied previous AGAAP in the comparative information.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
21. Share capital

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Contributed equity	5,793	5,793	5,793	5,793
Share loan to employees	(130)	(154)	(130)	(154)
Shares held by employee share plan trusts	(99)	(113)	(99)	(113)
Net services received under employee share plans	5	10	5	10

	5,569	5,536	5,569	5,536

Contributed equity
Our contributed equity represents our authorised fully paid ordinary shares. Each of our fully paid ordinary shares carries the right to one vote at a meeting of the company. Holders of our shares also have right to receive dividends as declared, and to participate in the proceeds from sale of all surplus assets in proportion to the total shares issued in the event of the company winding up.
The movement in the number of our authorised fully paid ordinary shares is:

	Telstra Group
	Year ended 30 June
	2006	2005
	Number of	Number of
	shares	shares

Opening balance	12,443,074,357	12,628,359,026
Shares bought back (i)	—	(185,284,669)

Closing balance	12,443,074,357	12,443,074,357

(i)	On 15 November 2004, we completed an off-market share buy-back of 185,284,669 ordinary shares as part of our capital management program. The ordinary shares were bought back at $4.05 per share, comprising a fully franked dividend component of $2.55 per share and a capital component of $1.50 per share. The Commonwealth of Australia did not participate in the share buy-back.
The shares bought back were subsequently cancelled, reducing the number of fully paid ordinary shares on issue. In total, 1.47% of our total issued ordinary shares, or 3.0% of our non Commonwealth owned ordinary shares, were bought back.
The cost of the share buy-back comprised a purchase consideration of $750 million and associated transaction costs of $6 million.
In accordance with the substance of the buy-back, shareholders’ equity decreased as follows:

Year ended
30 June
2005
$m
Contributed equity	280
Retained profits	476

756

Share loan to employees
The share loan to employees account represents the outstanding balance of the non recourse loans provided to our employees under the Telstra Employee Share Ownership Plans (TESOP 97 and TESOP 99).
Shares held by employee share plan trusts
The shares held by employee share plan trusts account represents the value of shares held by the Telstra Growthshare Trust (Growthshare) in Telstra Corporation Limited. The purchase of these shares has been fully funded by Telstra Corporation Limited. As at 30 June 2006 the number of shares totalled 17,931,918 (2005: 20,216,091).
Net services received under employee share plans
The net services received under employee share plans account is used to record the cumulative value of our incentive shares, options, restricted shares, performance rights and deferred shares issued under Growthshare. Contributions by Telstra Corporation Limited to Growthshare are also included in this account. These contributions are used by the Trust to purchase Telstra shares on market to underpin the issue of our equity instruments.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
21. Share capital (continued)
Movements in our share capital

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Share capital
Contributed equity
Opening balance		5,793	6,073	5,793	6,073
- share buy-back		—	(280)	—	(280)

Closing balance		5,793	5,793	5,793	5,793

Share loan to employees
Opening balance		(154)	(174)	(154)	(174)
- amounts repaid on share loans provided to employees		24	20	24	20

Closing balance		(130)	(154)	(130)	(154)

Shares held by employee share plan trusts
Opening balance		(113)	(117)	(113)	(117)
- additional shares purchased		(6)	—	(6)	—
- shares issued to employees under employee share plans		20	4	20	4

Closing balance		(99)	(113)	(99)	(113)

Net services received under employee share plans
Opening balance		10	4	10	4
- share based payments	7	15	10	15	10
- shares issued to employees under employee share plans		(20)	(4)	(20)	(4)

Closing balance		5	10	5	10

		5,569	5,536	5,569	5,536

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
22. Reserves

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Foreign currency translation reserve	(210)	(195)	—	—
Cash flow hedging reserve	14	—	16	—
Consolidation fair value reserve	32	38	—	—
General reserve	4	4	194	194

	(160)	(153)	210	194

Foreign currency translation reserve
The foreign currency translation reserve is used to record exchange differences arising from the conversion of the financial statements into Australian dollars.
This reserve is also used to record our percentage share of exchange differences arising from equity accounting our non-Australian investments in jointly controlled entities and associated entities. The foreign currency translation reserve applicable to jointly controlled and associated entities is shown in note 30.
Cash flow hedging reserve
The cash flow hedging reserve represents, where a hedge qualifies for hedge accounting, the effective portion of gains or losses on remeasuring the fair value of the hedge instrument until such time as the hedged item affects the income statement. At this time the gains or losses are transferred to the income statement.
The transitional rules for first time adoption of A-IFRS required that we restate our comparative financial report using A-IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”, where comparative information was not required to be restated. Accordingly, we have applied previous AGAAP in the comparative information.
Consolidation fair value reserve
The consolidation fair value reserve represents our share of the fair value adjustments to TelstraClear Limited net assets upon acquisition of a controlling interest. The reserve balance is amortised over the useful life of the underlying revalued assets.
General reserve
The general reserve represents other items we have taken directly to equity.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
22. Reserves (continued)
Movements in our reserves

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Reserves

Foreign currency translation reserve
Opening balance		(195)	—	—	—
- reserves recognised on equity accounting our interest in jointly controlled and associated entities		1	(2)	—	—
- adjustment on translation of financial statements of non-Australian controlled entities		(36)	(193)	—	—
- transfer of foreign currency translation reserve on sale of jointly controlled entity		1	—	—	—
- reduction on dilution of ownership of Telstra CSL Limited	24	19	—	—	—

Closing balance		(210)	(195)	—	—

Cash flow hedging reserve
Opening balance		—	—	—	—
- adjustment to opening balance on adoption of new accounting standard (i)		79	—	82	—

Adjusted opening balance		79	—	82	—
- net hedging gains recognised directly in equity		327	—	327	—
- net hedging gains removed from equity and included in profit for the year		(420)	—	(421)	—
- income tax on cash flow hedging reserve		28	—	28	—

Closing balance		14	—	16	—

Consolidation fair value reserve
Opening balance		38	44	—	—
- transfers to retained profits	23	(6)	(6)	—	—

Closing balance		32	38	—	—

General reserve
Opening balance		4	5	194	194
- reserves recognised on equity accounting our interest in jointly controlled and associated entities		—	5	—	—
- transfer of reserve on sale of associates		—	(6)	—	—

Closing balance		4	4	194	194

		(160)	(153)	210	194

(i)	Adjustment on adoption of AASB 132 “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement” from 1 July 2005. Refer to note 36 for further details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
23. Retained profits and minority interests

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Retained profits

Opening balance		8,273	8,618	7,413	7,558
- adjustment to opening balance on adoption of new accounting standard (i)		(5)	—	(5)	—

Adjusted opening balance		8,268	8,618	7,408	7,558
- profit for the year		3,181	4,309	3,237	4,516
- actuarial gain/(loss) on our defined benefit plans		958	(90)	945	(85)
- income tax on our actuarial gain on our defined benefit plans		(284)	24	(284)	24
- dividends paid	4	(4,970)	(4,124)	(4,970)	(4,124)
- share buy-back	21	—	(476)	—	(476)
- transfers from consolidation fair value reserve	22	6	6	—	—
- transfer of reserve on sale of associates		—	6	—	—
- dilution gain recognised on CSL New World Mobility Group merger (ii)	24	18	—	—	—

Closing balance		7,177	8,273	6,336	7,413

Minority interest
Opening balance		2	2	—	—
- increase in minority interests due to acquisitions		244	—	—	—

Closing balance		246	2	—	—

(i)	Adjustment on adoption of AASB 132 “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement” from 1 July 2005. Refer to note 36 for further details.

(ii)	Dilution gain represents net gain recognised on the merger of the Telstra CSL Group and New World Mobility Group. Refer to note 24 for details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
24. Notes to the statement of cash flows

		Telstra Group			Telstra Entity
		Year ended 30 June			Year ended 30 June
		2006	2006	2005	2006	2005
	Note	$m	US$m	$m	$m	$m

(a) Reconciliation of profit to net cash provided by operating activities

Profit for the year		3,181	2,362	4,309	3,237	4,516
Add/(subtract) the following transactions
Depreciation and amortisation	7	4,087	3,034	3,529	3,657	3,206
Finance income	6	(66)	(49)	(83)	(63)	(101)
Finance costs	7	1,002	744	963	985	943
Dividend revenue	6	—	—	—	(560)	(224)
Share based payments	7	15	11	10	15	10
Defined benefit expense	7	185	137	203	182	201
Net gain on disposal of property, plant and equipment	6	(23)	(17)	(9)	(20)	(10)
Net gain on disposal of controlled entities	6	(4)	(3)	—	—	—
Net gain on disposal of other investments	6	(58)	(43)	(79)	(59)	(85)
Share of net (gain)/loss from jointly controlled and associated entities	30	(5)	(4)	94	—	—
Impairment losses (excluding inventories, trade and other receivables)	7	137	102	29	760	519
Reversal of impairment losses (excluding trade and other receivables)		—	—	—	(15)	(349)
Decrease in non cash receivable from related entity		—	—	—	—	(361)
Foreign exchange differences		28	21	(25)	(46)	4
Other		4	3	(52)	9	(20)
Movements in operating assets and liabilities
(net of acquisitions of controlled entity balances)
(Increase)/decrease in trade and other receivables		(140)	(104)	43	(204)	62
(Increase)/decrease in inventories		10	7	9	14	7
(Increase)/decrease in prepayments and other assets		30	22	(23)	20	(26)
Increase/(decrease) in trade and other payables		243	180	(8)	517	25
Increase/(decrease) in revenue received in advance		55	41	(13)	23	10
Increase/(decrease) in net taxes payable		(502)	(373)	32	(537)	193
Increase/(decrease) in provisions		383	285	31	396	32

Net cash provided by operating activities		8,562	6,356	8,960	8,311	8,552

(b) Reconciliation of cash balances
Cash at the end of the year as shown in the statement of cash flows agrees to the net amount of the following items in the notes to the financial statements:
Cash and cash equivalents	10	689	511	1,548	474	1,368
Bank overdraft	18	—	—	(14)	—	—

		689	511	1,534	474	1,368

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
24. Notes to the statement of cash flows (continued)
(c) Goods and Services Tax (GST)
Our receipts from trade and other receivables includes estimated GST of $2,223 million (2005: $2,121 million) collected by us as agent for the ATO. Our payments of accounts payable and to employees include estimated GST payments made by us for goods and services obtained in undertaking both operating and investing activities. GST paid associated with operating activities amounted to $941 million (2005: $784 million) and GST paid relating to investing activities amounted to $159 million (2005: $243 million).
(d) Significant financing and investing activities that involve components of non cash
Acquisition of 3G assets
During fiscal 2005, we acquired a 50% interest in Hutchison 3G Australia Pty Ltd’s existing third generation (3G) radio access network amounting to $403 million at acquisition date. As at 30 June 2006, we have paid an additional $312 million (2005: $22 million) to our joint venture partner for the acquisition of these assets as the purchase price is being paid in instalments. The balance outstanding as at 30 June 2006 was settled on 3 July 2006 and is reflected in our trade and other payables. Refer to note 17 for further information.
(e) Acquisitions
CSL New World Mobility Group
We merged our 100% owned Hong Kong mobile operations (Telstra CSL Group) with the Hong Kong mobile operations of New World PCS Holdings Limited and its controlled entities (New World Mobility Group) to form the CSL New World Mobility Group.
Under the merger agreement, Telstra CSL Limited (Telstra CSL) issued new shares to New World Mobility Holdings Limited in return for 100% of the issued capital of the New World Mobility Group and $44 million in cash. The share issue diluted Telstra’s ownership in the merged group to 76.4%. The effect on the Telstra Group of the merger is detailed below:

	New World Mobility Group
	2006	2006
	$m	$m

Consideration for acquisition
Fair value of Telstra CSL shares issued	577
Cash received on acquisition	(44)

Total purchase consideration	533

		Carrying
	Fair value	value

Assets/(liabilities) at acquisition date
Trade and other receivables	21	21
Inventories	4	4
Property, plant and equipment	174	174
Intangible assets	109	—
Other assets	14	14
Deferred tax assets	21	29
Trade and other payables	(97)	(75)

Net identifiable assets acquired	246	167
Goodwill on acquisition	287

	533

Profit from acquisition date until 30 June 2006	1

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
24. Notes to the statement of cash flows (continued)
(e) Acquisitions (continued)
CSL New World Mobility Group (continued)
The net impact of the merger on the Telstra Group results at the date of merger are detailed below.

Year ended
30 June
2006
$m
Net increase in Telstra Group net assets
Inflow of cash on acquisition (net of transaction costs)	42
New World Mobility Group net identifiable assets acquired	246
Goodwill on acquisition of New World Mobility Group	287
Reduction of Telstra CSL goodwill on dilution	(308)

267
Represented by the following movements in equity
Minority interest recognised	(230)
Reduction in foreign currency translation reserve on dilution	(19)

Dilution gain recognised as a result of merger	18

The CSL New World Mobility Group is a provider of mobile telecommunication products and services which operates primarily in Hong Kong. Refer to note 29 for further details on the acquisition.
Other fiscal 2006 acquisitions
During fiscal 2006, we have also acquired several other entities. These entities are not individually significant and have been aggregated as ‘Other’ in the below table.

	Other
	2006	2006
	$m	$m
Consideration for acquisitions
Cash consideration for acquisitions	31
Costs of acquisitions	2

Total purchase consideration	33

Payments of deferred consideration for prior years’ acquisition	10

Outflow of cash on acquisition	43

		Carrying
	Fair value	value

Assets/(liabilities) at acquisition date
Trade and other receivables	5	5
Property, plant and equipment	2	2
Intangible assets — goodwill	26	26
Intangible assets — other	12	—
Provisions	(3)	(3)
Deferred tax liabilities	(4)	—
Other liabilities	—	(2)

Net assets	38	28
Adjustment to reflect minority interests acquired	(14)
Adjustment upon increase in ownership interest from associated entity to controlled	(2)
Goodwill on acquisition	11

	33

Profit from acquisition date until 30 June 2006	1

Our other acquisitions include:
•	100% of the issued share capital of the Converged Networks Group;

•	additional 25% interest in the issued share capital of Invizage Pty Ltd giving us 100% ownership of this entity;

•	additional 40% interest in the issued share capital of Enhanced Processing Technologies Inc giving us 100% ownership of this entity; and

•	additional 24.7% interest in the issued share capital of Adstream (Aust) Pty Ltd and its controlled entities giving us a controlling 58% interest.
These entities are not individually significant and have been aggregated as ‘Other’. Refer to note 29 for further details on our acquisitions.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
24. Notes to the statement of cash flows (continued)
(e) Acquisitions (continued)
Fiscal 2005 acquisitions
During fiscal 2005, we completed the following significant acquisitions:
•	100% of the issued share capital of KAZ Group Limited and its controlled entities (KAZ Group); and
•	100% of the issued share capital of PSINet UK Limited and its controlled entities (PSINet Group).
We also acquired several other entities during fiscal 2005. These entities were not individually significant and have been aggregated as ‘Other’ in the below table.

	KAZ Group (i)		PSINet Group (ii)		Other (iii)		Total
	$m	$m	$m	$m	$m	$m	$m	$m
Consideration for acquisitions
Cash consideration for acquisition	333		108		124		565
Deferred cash consideration	—		13		—		13
Costs of acquisition	7		3		3		13

Total purchase consideration	340		124		127		591

Cash balances acquired	(4)		(6)		(3)		(13)
Payments of deferred consideration for prior years’ acquisition	—		—		8		8
Consideration deferred	—		(13)		—		(13)

Outflow of cash on acquisition	336		105		132		573

		Carrying		Carrying		Carrying		Carrying
	Fair value	value	Fair value	value	Fair value	value	Fair value	value
Assets/(liabilities) at acquisition date
Cash and cash equivalents	4	4	6	6	2	2	12	12
Trade and other receivables	75	75	18	18	24	24	117	117
Inventories	6	6	—	—	11	11	17	17
Property, plant and equipment	22	21	47	47	6	6	75	74
Intangible assets	123	15	42	—	89	14	254	29
Other assets	3	3	5	5	5	5	13	13
Deferred tax assets	13	13	1	1	7	7	21	21
Trade and other payables	(54)	(54)	(23)	(23)	(22)	(22)	(99)	(99)
Provisions	(52)	(52)	—	—	(5)	(5)	(57)	(57)
Borrowings	(3)	(3)	(35)	(35)	(10)	(10)	(48)	(48)
Deferred tax liabilities	(33)	—	(14)	—	(17)	(1)	(64)	(1)
Current tax liabilities	3	3	—	—	(1)	(1)	2	2
Other liabilities	(5)	(5)	(18)	(18)	(13)	(13)	(36)	(36)

Net assets	102	26	29	1	76	17	207	44
Adjustment upon increase in ownership interest from associated entity to controlled entity	—		—		(1)		(1)
Goodwill on acquisition	238		95		52		385

	340		124		127		591

Profit/(loss) from acquisition date until 30 June 2005	11		8		(3)		16

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
24. Notes to the statement of cash flows (continued)
(e) Acquisitions (continued)

(i)	The KAZ Group is a provider of business process outsourcing, systems integration, consulting, applications development and information technology management services. It operates primarily in Australia, but also conducts business in the United States and Asia.
(ii)	The PSINet Group is a provider of e-business infrastructure solutions and corporate internet protocol based communication services.
(iii)	During fiscal 2005, we acquired the following entities:
•	100% of the issued share capital of ESA Holding Pty Ltd and its controlled entity Damovo (Australia) Pty Ltd, and of Damovo HK Limited (now known as Telstra Business Systems);
•	100% of the issued share capital of Universal Publishers Pty Ltd;
•	100% of the issued share capital of Chief Entertainment Pty Ltd;
•	100% of the issued share capital of Sytec Resources and its controlled entities; and
•	additional 10% interest in the issued share capital of 1300 Australia Pty Ltd giving us a 60% controlling interest.
These entities are not individually significant and have been aggregated as ‘Other’ per the previous table.
Other information relating to our acquisitions
We have recognised goodwill of $324 million (2005: $385 million) on acquisition of our controlled entities. The following factors contributed to the recognition of goodwill:
•	forecast revenues and profitability of the acquired entities;
•	cost synergies expected by combining our current operations with the acquired entities; and
•	strategic benefits to the operations of the Telstra Group.
We have identified and measured any significant intangible assets separately from goodwill on acquisition of our controlled entities.
If our acquisitions during fiscal 2006 had occurred on 1 July 2005, our adjusted consolidated income and consolidated profit for the year ended 30 June 2005 for the Telstra Group would have been $23,350 million and $3,174 million respectively.
If our acquisitions during fiscal 2005 had occurred on 1 July 2004, our adjusted consolidated income and consolidated profit for the year ended 30 June 2005 for the Telstra Group would have been $22,515 million and $4,303 million respectively.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
25. Impairment
Cash generating units
For the purposes of undertaking our impairment testing, we identify cash generating units (CGU’s). Our CGU’s are determined according to the smallest group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.
The carrying amount of our goodwill and intangible assets with an indefinite useful life are allocated across the following CGU’s:

			Intangibles with indefinite
	Goodwill		useful lives
	As at 30 June		As at 30 June
	2006	2005	2006	2005
CGU’s	$m	$m	$m	$m
Telstra CSL Group	970	1,228	—	—
New World Mobility Group	276	—	—	—
Kaz Group	270	274	—	—
TelstraClear Group	137	152	—	—
United Kingdom Group	113	110	—	—
Sensis Group (a)	36	36	—	—
Trading Post Group	179	178	447	447
Universal Publishers	15	15	8	8
Adstream Group	30	—	—	—
Telstra Business Systems	30	26	—	—
Other	17	18	8	7

	2,073	2,037	463	462

(a)	Our assessment of the Sensis CGU excludes the Trading Post Group, Universal Publishers and the Adstream Group that form part of the Sensis reportable segment.
In addition to the above CGU’s, we have two further significant CGU’s that are assessed for impairment. These two CGUs are:
•	the Telstra Entity CGU, excluding the HFC network; and

•	the CGU comprising the HFC network.
The Telstra Entity CGU consists of our ubiquitous telecommunications infrastructure network in Australia, excluding the HFC network that we consider not to be integrated with the rest of our telecommunications network. Assets that form part of the ubiquitous telecommunications network are considered to be working together to generate our net cash flows. No one item of telecommunications equipment is of any value without the other assets to which it is connected in order to achieve delivery of our products and services.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
25. Impairment (continued)
Impairment testing
Our impairment testing compares the carrying value of an individual asset or CGU with its recoverable amount as determined using a value in use calculation.
Our assumptions for determining the recoverable amount of each CGU are based on past experience and our expectations for the future. Our cash flow projections are based on five year management approved forecasts. These forecasts use management estimates to determine income, expenses, capital expenditure and cash flows for each CGU.
We have used the following key assumptions in determining the recoverable amount of our CGUs to which goodwill or indefinite life intangible assets has been allocated:

	Discount rate		Terminal value
	(b)		growth rate (c)
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	%	%	%	%

Telstra CSL Group	11.1	14.5	2.0	5.0
New World Mobility Group	12.5	—	2.0	—
Kaz Group	16.6	16.7	3.0	3.0
TelstraClear Group	18.0	18.0	3.0	3.0
United Kingdom Group	14.9	15.0	3.0	3.0
Sensis Group (a)	13.7	13.7	3.0	3.0
Trading Post Group	15.3	14.3	2.5	2.5
Universal Publishers	14.3	14.3	2.5	2.5
Adstream Group	18.6	—	2.5	—
Telstra Business Systems	15.0	17.1	2.5	2.5

(a)	Our assessment of the Sensis CGU excludes the Trading Post Group, Universal Publishers and the Adstream Group that form part of the Sensis reportable segment.
(b)	Discount rate represents the pre tax discount rate applied to the cash flow projections. The discount rate reflects the market determined, risk adjusted, discount rate which was adjusted for specific risks relating to the CGU and the countries in which they operate.
(c)	Terminal value growth rate represents the growth rate applied to extrapolate our cash flows beyond the five year forecast period. These growth rates are based on our expectation of the CGU’s long term performance in their respective markets.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
26. Expenditure commitments

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

(a) Capital expenditure commitments
Total capital expenditure commitments contracted for at balance date but not recorded in the financial statements:
Property plant and equipment commitments
Within 1 year	665	529	634	482
Within 1-2 years	62	15	60	15
Within 2-3 years	32	—	32	—
Within 3-4 years	9	—	9	—
Within 4-5 years	6	—	6	—
After 5 years	2	—	2	—

	776	544	743	497

Commitments relating to our intangible assets
Within 1 year	159	38	124	—
Within 1-2 years	130	26	105	—
Within 2-3 years	16	—	16	—

	305	64	245	—

(b) Operating lease commitments
Future lease payments for non-cancellable operating leases not recorded in the financial statements:
Within 1 year	424	380	260	232
Within 1-2 years	290	260	170	154
Within 2-3 years	201	209	108	117
Within 3-4 years	139	149	60	64
Within 4-5 years	118	128	47	49
After 5 years	358	397	152	154

	1,530	1,523	797	770

In addition, in fiscal 2006 the Telstra Group had total future commitments under cancellable operating leases of $356 million (2005: $343 million). In fiscal 2006, the Telstra Entity has total future commitments under cancellable operating leases of $354 million (2005: $338 million).
Description of our operating leases
We have operating leases for the following types of assets:
•	rental of land and buildings;
•	rental of motor vehicles, caravan huts and trailers, and mechanical aids; and
•	rental of personal computers, laptops, printers and other related equipment that are used in non communications plant activities.
The average lease term is:
•	7 years for land and buildings;
•	2 years for motor vehicles, 4 years for light commercial vehicles and 7 to 12 years for trucks and mechanical aids; and
•	3 years for personal computers and related equipment.
The majority of our operating leases relate to land and buildings. We have several subleases with total minimum lease payments of $59 million (2005: $75 million) for the Telstra Group and $43 million (2005: $54 million) for the Telstra Entity. Our property operating leases generally contain escalation clauses, which are fixed increases generally between 3% and 5%, or increases subject to the consumer price index. We do not have any significant purchase options.
Contingent rental payments exist for motor vehicles and are not significant compared with total rental payments made. These are based on unfair wear and tear, excess kilometres travelled, additional fittings and no financial loss to be suffered by the leasing company from changes to the original agreements. Our motor vehicles and related equipment must also remain in Australia.
A number of our operating leases are considered onerous due to our transformation project and as such, have been provided for in our financial statements. Refer to note 19 for details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
26. Expenditure commitments (continued)

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

(c) Finance lease commitments
Within 1 year		13	12	7	5
Within 1-2 years		12	10	6	5
Within 2-3 years		10	10	6	5
Within 3-4 years		8	8	3	5
Within 4-5 years		5	5	1	1
After 5 years		52	54	—	—

Total minimum lease payments		100	99	23	21
Future finance charges on finance leases		(45)	(47)	(3)	(4)

Present value of net future minimum lease payments		55	52	20	17

Recorded as current borrowings	18	7	5	5	4
Recorded as non current borrowings	18	48	47	15	13

Total finance lease liabilities	18	55	52	20	17

Description of our finance leases
We have finance leases for the following types of assets:
•	property leases in our controlled entity, Telstra (PSINet) Limited;
•	computer mainframes, computer processing equipment and other related equipment.
The average lease term is:
•	24 years for the property leases with a remaining weighted average life of 17 years; and
•	5 years for computer mainframe and associated equipment.
Interest rates for our finance leases are:
• property leases interest rate of 10.5%; and
• computer mainframe, computer processing equipment and associated equipment weighted average interest rate of 7.6%.
In addition to the above finance lease commitments, we previously entered into US finance leases for communications exchange equipment with various entities denominated in US dollars. We have prepaid all lease rentals due under the terms of these leases and have no additional payment obligations.
These entities lease the communications equipment from the ultimate lessor and then sublease the equipment to us. We have guaranteed that the lease payments will be paid by these entities to the ultimate lessor as scheduled over the lease terms (refer to note 27 for further information).
We hold an early buyout option that we could exercise in fiscal 2011 and fiscal 2013, otherwise the relevant lease period ends during fiscal 2015 and fiscal 2016. Refer to note 14 for further details on communication assets and equipment that are held under finance lease.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
26. Expenditure commitments (continued)

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m
(d) Other commitments
Other expenditure commitments, other than commitments dealt with in (a), (b) and (c) above, which have not been recorded in the financial statements are:
Within 1 year	481	600	317	411
Within 1-2 years	236	301	118	127
Within 2-3 years	176	213	79	64
Within 3-4 years	215	160	46	40
Within 4-5 years	111	111	16	18
After 5 years	1,162	1,195	5	6

	2,381	2,580	581	666

Our other expenditure commitments include contracts for printing, engineering and operational support services, information technology services and building maintenance. In addition, other commitments also include commitments relating to our investment in FOXTEL.

Commitments relating to our investment in FOXTEL (i):
Within 1 year	144	154	—	—
Within 1-2 years	113	154	—	—
Within 2-3 years	93	128	—	—
Within 3-4 years	95	103	—	—
Within 4-5 years	92	93	—	—
After 5 years	1,140	1,189	—	—

	1,677	1,821	—	—

(i)	Our jointly controlled entity, FOXTEL, has other commitments amounting to approximately $3,354 million (2005: $3,642 million). The majority of our 50% share of these commitments relate to minimum subscriber guarantees (MSG) for pay television programming agreements. These agreements are for periods of between 1 and 25 years and are based on current prices and costs under agreements entered into between the FOXTEL Partnership and various other parties. These minimum subscriber payments fluctuate in accordance with price escalation/reduction formulas contained in the agreements, as well as foreign currency movements. In addition to our MSG, FOXTEL has other commitments including obligations for satellite transponder costs and digital set top box units.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
27. Contingent liabilities and contingent assets
We have no significant contingent assets as at 30 June 2006. The details and maximum amounts (where reasonable estimates can be made) are set out below for our contingent liabilities.
Telstra Entity
Common law claims
Certain common law claims by employees and third parties are yet to be resolved. As at 30 June 2006, management believes that the resolution of these contingencies will not have a significant effect on the Telstra Entity’s financial position, results of operations or cash flows. The maximum amount of these contingent liabilities cannot be reasonably estimated.
Included in our common law claims are the following litigation cases:
(a) In November 2002, Seven Network Limited and C7 Pty Limited (‘Seven’) commenced litigation against us and various other parties (‘the respondents’) in relation to the contracts and arrangements between us and some of those other parties relating to the right to broadcast Australian Football League and National Rugby League, the contract between FOXTEL and us for the provision of HFC cable services (the Broadband Co-operation Agreement) and other matters.
Seven seeks damages and other relief, including that some of these contracts and arrangements are void. Seven also seeks orders which would, in effect, require a significant restructure of the subscription television/sports rights markets in Australia. Expert reports filed by Seven were at one time used to suggest that Seven sought total damages of around $1.1 billion. However, some significant components of this expert evidence have since been ruled inadmissible by the trial judge and many of the facts on which Seven’s loss claim is based are contested. In addition to denying liability at all, the respondents have filed expert reports to the effect that, even if liability were found to exist, damages should be assessed at a very significantly lesser amount. If Seven obtained any order damages or for legal costs affecting Telstra, the liability arising from that order may subsequently be apportioned between the relevant respondents, with Telstra bearing only a portion of the total liability.
The matter is proceeding before the courts, with final oral submissions scheduled to commence in September 2006. In light of the progress of this case to date, Telstra considers that it is unlikely to have any material effect on our overall business or financial position.
(b) In January 2006, a shareholder commenced a representative proceeding in the Federal Court against Telstra. The statement of claim alleges that Telstra breached the Corporations Act and the Australian Stock Exchange (ASX) Listing Rules by failing to disclose:
•	that Telstra’s senior management had formed an opinion that there had been past deficiencies in operating expenditure and capital expenditure on telecommunications infrastructure;

•	that Telstra had forecast a long term decline in PSTN revenues; and

•	that Telstra had communicated these matters to the Government.
The claim seeks orders for compensation for the class of shareholders who bought shares between the time that these matters became known to Telstra and the time at which they were disclosed to the market. The proceeding is at an early stage and is unlikely to have any material effect on our overall business or financial position. Telstra will vigorously defend the claim.
(c) In December 2005, we increased our prices for line access provided to our competitors to prices closer to our average costs of providing that access. The ACCC appears to allege that these increases left insufficient margin for our competitors in respect of a “lower spend” segment of the retail market. The ACCC somehow considers that our conduct has or is likely to have the effect of substantially lessening competition across the retail market and therefore that we are in breach of the competition rule. On 12 April 2006, the ACCC issued a competition notice against us to this effect.
The ACCC has yet to commence enforcement proceedings against us but the maximum potential penalties which had accrued as at 30 June 2006 exceeded $200 million and are accruing at $3 million per day. Optus has issued proceedings in the Federal Court which, in part, rely on the competition notice and seek damages, a refund and an injunction preventing us from charging the increased prices and recovering our costs. Telstra will vigorously defend the Optus proceedings and any enforcement proceedings which may be brought by the ACCC.
Telstra has challenged the validity of the ACCC’s decision to issue the competition notice (and the preceding consultation notice) in the Federal Court on administrative law grounds. Amongst other things, we allege that the competition notice (and the preceding consultation notice) should be set aside for uncertainty and that the ACCC did not accord us procedural fairness by failing to properly consult with us prior to the issue of the competition notice. The ACCC argues that it does not owe us any duty of procedural fairness or natural justice when issuing competition notices.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
27. Contingent liabilities and contingent assets (continued)
Telstra Entity (continued)
Indemnities, performance guarantees and financial support
We have provided the following indemnities, performance guarantees and financial support through the Telstra Entity as follows:
•	Indemnities to financial institutions to support bank guarantees to the value of $347 million (2005: $329 million) in respect of the performance of contracts.
•	Indemnities to financial institutions in respect of the obligations of our controlled entities. The maximum amount of our contingent liabilities for this purpose was $311 million (2005: $282 million).
•	Financial support for certain controlled entities to the amount necessary to enable those entities to meet their obligations as and when they fall due. The financial support is subject to conditions including individual monetary limits totalling $150 million (2005: $69 million) and a requirement that the entity remains our controlled entity.
•	Guarantees of the performance of jointly controlled entities under contractual agreements to a maximum amount of $69 million (2005: $126 million).
•	Guarantees over the performance of third parties under defeasance arrangements, whereby lease payments are made on our behalf by the third parties over the remaining terms of the finance leases. The lease payments over the remaining expected term of the leases amount to $843 million (US$626 million) (2005: $850 million (US$650 million)). We hold an early buyout option that we could exercise in fiscal 2011 and fiscal 2013, otherwise the relevant lease period ends during fiscal 2015 and fiscal 2016. Refer to note 26 for further details on the above finance leases.
•	During fiscal 1998, we resolved to provide IBM Global Services Australia Limited (IBMGSA) with guarantees issued on a several basis up to $210 million as a shareholder of IBMGSA. We issued a guarantee of $68 million on behalf of IBMGSA during fiscal 2000. During fiscal 2004, we sold our shareholding in this entity. The $68 million guarantee is provided to support service contracts entered into by IBMGSA and third parties, and was made with IBMGSA bankers, or directly to IBMGSA customers. As at 30 June 2006, this guarantee has still been provided and $142 million (2005: $142 million) of the $210 million guarantee facility remains unused.

Upon sale of our shareholding in IBMGSA and under the deed of indemnity between shareholders, our liability under these performance guarantees has been indemnified for all guarantees that were in place at the time of sale. Therefore, the overall net exposure to any loss associated with a claim has effectively been offset.
Controlled entities
Indemnities provided by our controlled entities
In fiscal 2006 and fiscal 2005, our controlled entities had no significant outstanding indemnities in respect of obligations to financial institutions and corporations.
Other
FOXTEL minimum subscriber guarantees and other obligations
The Telstra Entity and its partners, News Corporation Limited and Publishing and Broadcasting Limited, and Telstra Media Pty Ltd and its partner, Sky Cable Pty Ltd, have entered into agreements relating to pay television programming with various parties and other miscellaneous contracts. Our commitments under these agreements relate mainly to minimum subscriber guarantees (MSG) (refer to note 26 for details of MSG commitments).
As we are subject to joint and several liability in relation to certain agreements entered into by the FOXTEL partnership, we would be contingently liable if our partners in this relationship failed to meet any of their obligations. As a result, our contingent liabilities arising from FOXTEL’s MSG and other agreements are $1,531 million (2005: $1,689 million).
FOXTEL Equity Contribution Deed (ECD)
FOXTEL previously entered into a $550 million bank facility arrangement to fund its full digital conversion and launch of new digital services. As part of this arrangement, we and FOXTEL’s other ultimate shareholders, News Corporation Limited and Publishing and Broadcasting Limited, entered into an ECD. Under the ECD, FOXTEL is required to call on a maximum of $200 million in equity contributions in certain specified circumstances as necessary to avoid default of a financial covenant. These equity contributions are based on ownership interests and, as a result, our maximum contingent liability is $100 million.
We have no joint or several liability relating to our partners’ contributions under the ECD. On 31 July 2006, FOXTEL entered into a $600 million syndicated secured term loan facility. As a result, the ECD has subsequently been terminated. Refer to note 34 for further details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
27. Contingent liabilities and contingent assets (continued)
Other (continued)
3GIS Partnership
During fiscal 2005, Telstra OnAir Holdings Pty Ltd and its partner, Hutchison 3G Australia Pty Ltd entered into agreements relating to the occupation of premises to provide 3GSM radio access network services.
As we are subject to joint and several liability in relation to agreements entered into by the 3GIS partnership, we would be contingently liable if our partners in this relationship failed to meet any of their obligations. As a result, our contingent liabilities arising from the above agreements are $154 million (2005: $132 million).
Reach working capital facility
We, together with our co-shareholder PCCW Limited (PCCW), previously bought a loan facility owed to a banking syndicate by Reach Finance Ltd, a subsidiary of our 50% owned joint venture Reach Ltd (Reach). As part of this arrangement, the shareholders also agreed to provide a US$50 million working capital facility to Reach. Under the facility Reach is entitled to request from Telstra a maximum of US$25 million to assist in meeting ongoing operational requirements. Drawdowns under this facility must be repaid at the end of each interest period as agreed between the parties and the loan must be fully repaid by 31 December 2007. The applicable interest rate is LIBOR plus 2.5%. As at 30 June 2006, Reach had not made any drawdown under this facility.
We have no joint or several liability relating to PCCW’s US$25 million share of the working capital facility.
ASIC deed of cross guarantee
A list of the companies that are part of our deed of cross guarantee appear in note 29. Each of these companies (except Telstra Finance Limited) guarantees the payment in full of the debts of the other named companies in the event of their winding up. Refer to note 29 for further information.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Post employment benefits
The employee superannuation schemes that we participate in or sponsor exist to provide benefits for our employees and their dependants after finishing employment with us. It is our policy to contribute to the schemes at rates specified in the governing rules for defined contribution schemes, or at rates determined by the actuaries for defined benefit schemes.
The defined contribution divisions receive fixed contributions and our legal or constructive obligation is limited to these contributions.
The present value of our defined benefit obligations for our defined benefit plans are calculated by an actuary using the projected unit credit method. This method determines each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to calculate the final obligation.
Details of our plans are set out below.
Telstra Superannuation Scheme (Telstra Super)
On 1 July 1990, Telstra Super was established and the majority of Telstra staff who were previously members of the Commonwealth Superannuation Scheme (CSS) transferred into Telstra Super. The Commonwealth has responsibility for past, present and future liabilities in respect of former and current Telstra employees who remain in the CSS. As a result, we have no current ongoing obligations for these CSS members, other than associated administration fees.
The Telstra Entity and some of our Australian controlled entities participate in Telstra Super. Telstra Super has both defined benefit and defined contribution divisions. The defined benefit divisions of Telstra Super are closed to new members.
Our defined benefit divisions provide benefits based on years of service and final average salary. Post employment benefits do not include payments for medical costs.
The funding policy adopted in respect of the defined benefit divisions is directed at ensuring that benefits accruing to members and beneficiaries are fully funded as the benefits fall due. The benefits received by members of each defined benefit division take into account factors such as the employee’s length of service, final average salary, employer and employee contributions.
An actuarial investigation of this scheme is carried out at least every three years.
HK CSL Retirement Scheme
Our controlled entity, Hong Kong CSL Limited (HK CSL), participates in a superannuation scheme known as the HK CSL Retirement Scheme. This scheme was established under the Occupational Retirement Schemes Ordinance (ORSO) and is administered by an independent trustee. The scheme has three defined benefit sections and one defined contribution section.
The benefits received by members of the defined benefit schemes are based on the employees’ remuneration and length of service. Actuarial investigations are undertaken annually for this scheme.
Other defined contribution schemes
A number of our subsidiaries also participate in defined contribution schemes which receive employer and employee contributions based on a percentage of the employees salaries. Telstra Group made contribution to these schemes of $32 million for fiscal 2006.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Post employment benefits (continued)
We use the following measurement dates for our defined benefit plans:

Measurement
date
Telstra Super	30 June
HK CSL Retirement Scheme	31 May
The fair value of the defined benefit plan assets and the present value of the defined benefit obligations as at the reporting date is determined by our actuary. The details of the defined benefit divisions are set out below:
(a) Net defined benefit plan asset
Our net defined benefit plan asset recognised in the balance sheet is determined as follows:

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Fair value of defined benefit plan assets	4,553	4,518	4,459	4,439
Present value of the defined benefit obligation	3,675	4,308	3,605	4,234

Net defined benefit asset before adjustment for contributions tax	878	210	853	205
Adjustment for contributions tax	151	37	151	37

Net defined benefit asset in the balance sheet at 30 June (i)	1,029	247	1,004	242

Experience adjustments:
Aggregate actuarial gain included in defined benefit plan assets	480	155	474	152
Aggregate actuarial gain/(loss) included in the defined benefit obligation	340	(233)	329	(225)

Net actuarial gain/(loss)	820	(78)	803	(73)

(i)	At 30 June the fair value of defined benefit plan assets exceeds the present value of defined benefit obligations resulting in a net surplus. We recognise the net surplus as an asset as we have the ability to control this surplus to generate future funds that are available to us in the form of reductions in future contributions, or as a cash refund. The asset recognised does not exceed the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Post employment benefits (continued)
(b) Amounts recognised in the income statement and in equity

	Telstra Group		Telstra Entity
	Year ended 30 June		Year ended 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

The components of defined benefit plan expense recognised in the income statement are as follows:
Current service cost	227	214	220	210
Interest cost	205	205	202	202
Expected return on plan assets	(322)	(317)	(316)	(312)
Member contributions	(40)	(20)	(39)	(20)
Curtailment gain	(17)	—	(17)	—
Plan expenses after tax	15	16	15	16
Notional transfer of funds for defined contribution benefits	89	75	89	75
Adjustment for contributions tax	28	30	28	30

	185	203	182	201

The movements in our defined benefit plan asset recognised directly in equity in the statement of recognised income and expense are as follows:
Actuarial (gains)/losses on our defined benefit plans	(820)	78	(803)	73
Adjustment to contributions tax	(142)	12	(142)	12

	(962)	90	(945)	85

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Post employment benefits (continued)
(c) Plan assets
Our weighted average asset allocation by major asset category as a percentage of the fair value of total plan assets as at 30 June are as follows:

	Telstra Super				HK CSL Retirement Scheme
	As at 30 June				As at 30 June
	2006		2005		2006		2005
	Target	Actual	Target	Actual	Target	Actual	Target	Actual
	%	%	%	%	%	%	%	%

Asset allocations
Equity instruments	68	69	67	62	60	61	60	64
Debt instruments	12	10	10	14	35	32	35	30
Property	15	16	18	13	—	—	—	—
Cash	5	5	5	11	5	7	5	6

	100	100	100	100	100	100	100	100

Our defined benefit plan’s investment strategy is to control the level of risk by investing in a broad range of quality investments, and using a range of Australian and International investment managers who specialise in cash, fixed interest, shares and property. We constantly review our investments and adjust our investment strategy in order to maximise returns within this controlled risk profile and take advantage of perceived market inefficiencies.
Investment goals are to earn the best possible returns within the appropriate strategic level of risk, and maintain the financial viability of the funds by ensuring plan assets exceed benefit obligations.
Derivatives are used to limit exposure to market fluctuations and are used within appropriate control environments for direct and externally managed investments. Derivatives are not used for speculative purposes.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Post employment benefits (continued)
(d) Reconciliation of change in fair value of plan assets

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Fair value of defined benefit plan assets at beginning of year	4,518	4,294	4,439	4,224
Expected return on plan assets	322	317	316	312
Employer contributions	3	3	—	—
Member contributions	46	24	46	24
Notional transfer of funds for defined contribution benefits	(89)	(75)	(89)	(75)
Benefits paid (i)	(715)	(185)	(712)	(182)
Actuarial gains	480	155	474	152
Plan expenses after tax	(15)	(16)	(15)	(16)
Foreign currency exchange rate changes	3	1	—	—

Fair value of defined benefit plan assets at end of year	4,553	4,518	4,459	4,439

Our actual return on defined benefit plan assets was 16.2% (2005: 12.5%) for Telstra Super and 12.5% (2005: 6.8%) for HK CSL Retirement Scheme.
(e) Reconciliation of change in present value of wholly funded defined benefit obligation

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Present value of defined benefit obligation at beginning of year	4,308	3,837	4,234	3,775
Current service cost	227	214	220	210
Interest cost	205	205	202	202
Member contributions	7	4	7	4
Benefits paid (i)	(715)	(185)	(712)	(182)
Actuarial (gains)/losses	(340)	233	(329)	225
Curtailment gain	(17)	—	(17)	—

Present value of wholly funded defined benefit obligation at end of year	3,675	4,308	3,605	4,234

(i) Benefits paid includes $640 million (2005: $116 million) of entitlements (to exiting defined benefit members) which have been retained in Telstra Super but transferred to the defined contribution scheme.
The following benefit payments, which reflect expected future service, are expected to be paid.

	Telstra Group
	Year ended 30 June
						2012 -
	2007	2008	2009	2010	2011	2016
	$m	$m	$m	$m	$m	$m

Expected benefit payments	197	204	215	237	257	1,712

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Post employment benefits (continued)
(f) Principal actuarial assumptions
We used the following major assumptions to determine our defined benefit plan expense for the year ended 30 June:

	Telstra Super		HK CSL Retirement Scheme
	Year ended 30 June		Year ended 30 June
	2006	2005	2006	2005
	%	%	%	%

Discount rate (i)	4.7	5.1	3.7	3.8
Expected rate of return on plan assets (ii)	7.5	7.5	6.8	6.8
Expected rate of increase in future salaries	4.0	4.0	2.5	2.5
We used the following major assumptions to determine our defined benefit obligations at 30 June:

	Telstra Super		HK CSL Retirement Scheme
	Year ended 30 June		Year ended 30 June
	2006	2005	2006	2005
	%	%	%	%

Discount rate (i)	5.1	4.7	5.0	3.8
Expected rate of increase in future salaries (ii)	3.0	4.0	4.0	4.0

(i)	The present value of our defined benefit obligations is determined by discounting the estimated future cash outflows using a discount rate based on government guaranteed securities with similar due dates to these expected cash flows.
For Telstra Super we have used the 10-year Australian government bond rate as it has the closest term that one could get from the Australian bond market to match the term of the defined benefit obligations. We have not made any adjustment to reflect the difference between the term of the bonds and the estimated term of liabilities due to the observation that the current government bond yield curve is reasonably flat implying that the yields from government bonds with a term less than 10 years are expected to be very similar to the extrapolated bond yields with a term of 12 to 13 years.
Based on industry practice in Australia, we have adjusted the discount rate for Telstra Super to take into account future investment tax of the fund which is considered part of the ultimate cost to settle the obligation.
Similarly, for the HK CSL Retirement Scheme we have used the 10 year Hong Kong exchange fund yields as it has the closest term that one could get from the Hong Kong market to match the term of the defined benefit obligations.
The discount rate used in calculating the defined benefit obligation at 30 June 2006 was 5.1% p.a. after the adjustment to take into account future investment tax. Holding all other assumptions constant, the effect of a one percentage point decline in the discount rate assumption would be an increase in the 2007 defined benefit plan expense of approximately $69 million and an increase in the defined benefit obligation at 30 June 2006 of approximately $334 million.
(ii)	The expected rate of return on assets has been based on historical and future expectations of returns for each of the major categories of asset classes over the subsequent 10 year period, or longer. Estimates are based on a combination of factors including the current market outlook for interest rates, inflation, earnings growth and currency strength. To determine the aggregate return, the expected future return of each asset class is weighted according to the strategic asset allocation of total plan assets.
Our assumption for the expected long-term rate of return on assets is 7% for 2007. As a sensitivity measure, holding all other assumptions constant, the effect of a one percentage point decline in the return on assets assumption would be an increase in our fiscal 2007 defined benefit plan expense of approximately $44 million.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Post employment benefits (continued)
(g) Employer contributions
Telstra Super
In accordance with our funding deed with the trustee of Telstra Super, we are required to make future employer payments to Telstra Super in relation to the defined benefit plan as may be required. Our contributions to Telstra Super will recommence when the vested benefits index (VBI) - the ratio of defined benefit plan assets to defined benefit members’ vested benefits — falls to 103%. Our actuary is satisfied that contributions to maintain the VBI at this rate will maintain the financial position of Telstra Super at a satisfactory level. The VBI of the defined benefit divisions is 115% as at 30 June 2006 (30 June 2005: 111%).
As at 30 June 2003, K O’Sullivan FIAA completed an actuarial investigation of Telstra Super. The next actuarial investigation of Telstra Super is due to be completed by 30 June 2007 based on the scheme’s financial position as at 30 June 2006.
The actuarial investigation of Telstra Super reported that a surplus continued to exist. In accordance with the recommendations within the actuarial investigation, we were not expected to, and did not make employer contributions to the Telstra Super defined benefit divisions for the financial year ended 30 June 2006 and 30 June 2005. The current contribution holiday includes the contributions otherwise payable to the accumulation divisions of Telstra Super. The continuance of the holiday is however dependent on the performance of the fund and we are monitoring the situation on a monthly basis in light of current market performance.
Telstra Entity’s contribution to the defined contribution divisions of Telstra Super were insignificant for fiscal 2006 and fiscal 2005. Based on the latest actuarial investigation, we do not expect to make any contributions to Telstra Super during fiscal 2007.
HK CSL Retirement Scheme
The contributions payable to the defined benefit divisions are determined by the actuary using the attained age normal funding actuarial valuation method.
Employer contributions made to the HK CSL Retirement Scheme for the financial year ended 30 June 2006 were $3 million (2005: $3 million). We expect to contribute $3 million (2005: $3 million) to our HK CSL Retirement Scheme in fiscal 2007.
Annual actuarial investigations are currently undertaken for this scheme by Watson Wyatt Hong Kong Limited.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Post employment benefits (continued)
(h) Net financial position of plan
The financial position of the defined benefit divisions of Telstra Super and the HK CSL Retirement Scheme is shown as follows:

	Net scheme assets		Accrued benefits		Net surplus (i)		Vested benefits
	As at 30 June		As at 30 June		As at 30 June		As at 30 June
	2006	2005	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m	$m	$m

Telstra Super (ii)	4,459	4,439	3,079	3,281	1,380	1,158	3,853	3,995
HK CSL Retirement Scheme (iii)	94	79	74	74	20	5	68	63

	4,553	4,518	3,153	3,355	1,400	1,163	3,921	4,058

(i)	In accordance with AAS 25: “Financial Reporting by Superannuation Plans” the plan’s net surplus is determined as the difference between the present value of the accrued benefits and the net market value of plan assets.

(ii)	Amounts for Telstra Super have been taken from the audited financial report of the scheme as at 30 June 2006 and 30 June 2005. The scheme assets are stated at net market values.

(iii)	Amounts for the defined benefit divisions of the HK CSL Retirement Scheme have been taken from the actuarial valuation of the scheme as at 30 June 2006 and 30 June 2005. The scheme assets are stated at net market values.
The estimated period over which the benefits of our members will be returned is 11 years for Telstra Super (2005: 12 years) and 14.5 years for the HK CSL Retirement Scheme (2005: 14.7 years).
The net surplus under AAS 25 of $1,400 million (30 June 2005: $1,163 million) differs from the net defined benefit asset of $1,029 million (30 June 2005: $247 million) recognised in the balance sheet due to different measurement rules in the relevant accounting standards AAS 25 and AASB 119: “Employee Benefits”. Both standards require present value discounting of future benefits, however AAS 25 requires the use of a discount rate equal to an expected asset return whereas AASB 119 requires an after-tax bond yield.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities
The ultimate parent entity of the Telstra Group is the Commonwealth Government of Australia. Below is a list of our investments in controlled entities.

	Country of	Telstra Entity’s recorded		% of equity held by
Name of entity	incorporation	amount of investment (#)		immediate parent
		As at 30 June		As at 30 June
		2006	2005	2006	2005
		$m	$m	%	%

Parent entity
Telstra Corporation Limited (a)	Australia	—	—	—	—
Controlled entities
Telecommunications Equipment Finance Pty Ltd * (d)	Australia	—	—	—	—
Telstra Finance Limited (a)	Australia	—	—	100.0	100.0
Telstra Corporate Services Pty Limited * (a)	Australia	7	7	100.0	100.0
Transport Communications Australia Pty Ltd *	Australia	4	4	100.0	100.0
Telstra ESOP Trustee Pty Limited *	Australia	—	—	100.0	100.0
Telstra Growthshare Pty Ltd *	Australia	—	—	100.0	100.0
Telstra Media Pty Limited *	Australia	393	380	100.0	100.0
Telstra Multimedia Pty Limited (a)	Australia	2,678	2,678	100.0	100.0
Telstra International Limited (a)	Australia	2	84	100.0	100.0
Telstra New Wave Pty Ltd * (a)	Australia	1	1	100.0	100.0
Hypertokens Pty Ltd *	Australia	—	—	100.0	100.0
Hypermax Holdings Pty Ltd *	Australia	8	8	100.0	100.0
Chief Entertainment Pty Ltd *	Australia	—	—	100.0	100.0
Data & Text Mining Technologies Pty Ltd *	Australia	—	—	100.0	100.0
Lyrebird Technologies Pty Ltd *	Australia	—	—	100.0	100.0
Telstra OnAir Infrastructure Holdings Pty Ltd * (d)	Australia	—	—	—	100.0
Telstra 3G Spectrum Holdings Pty Ltd *	Australia	302	302	100.0	100.0
1300 Australia Pty Ltd *	Australia	5	5	60.0	60.0
Telstra OnAir Holdings Pty Ltd *	Australia	478	302	100.0	100.0
Converged Networks Pty Ltd * (h)	Australia	1	—	100.0	—
Telstra Payment Solutions Pty Limited (formerly Keycorp
Solutions Limited) * (c) (h)	Australia	56	—	100.0	—
ESA Holding Pty Ltd * (j)	Australia	—	16	100.0	100.0
Telstra Business Systems Pty Ltd *	Australia	69	—	100.0	100.0
Telstra Communications Limited (a)	Australia	29	29	100.0	100.0
• Telecom Australia (Saudi) Company Limited (d) (e) (f) (g)	Saudi Arabia	—	—	50.0	50.0
Telstra Rewards Pty Ltd *	Australia	14	14	100.0	100.0
• Telstra Visa Card Trust (d)	Australia	—	—	100.0	100.0
• Qantas Telstra Card Trust (d)	Australia	—	—	100.0	100.0
• Telstra Visa Business Card Trust (d)	Australia	—	—	100.0	100.0
Telstra Media Holdings Pty Limited (a)	Australia	30	30	100.0	100.0
• Telstra Enterprise Services Pty Limited * (a)	Australia	—	—	100.0	100.0
• Telstra Pay TV Pty Ltd (a)	Australia	—	—	100.0	100.0
Communications Network Holdings Pty Ltd * (h)	Australia	4	—	100.0	—
• Advanced Digital Communications (WA) Pty Ltd * (h)	Australia	—	—	100.0	—
• Western Communications Solutions Pty Ltd * (h)	Australia	—	—	100.0	—
Adstream (Aust) Pty Ltd (i)	Australia	23	—	58.0	—
• Adstream Ltd (g) (i)	New Zealand	—	—	100.0	—
• Quickcut (Aust) Pty Ltd (i)	Australia	—	—	100.0	—

(continued over page)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities (continued)

	Country of	Telstra Entity’s recorded		% of equity held by
Name of entity	incorporation	amount of investment (#)		immediate parent
		As at 30 June		As at 30 June
		2006	2005	2006	2005
		$m	$m	%	%

Controlled entities (continued)
Telstra Holdings Pty Ltd (a)	Australia	7,176	7,176	100.0	100.0
• Beijing Australia Telecommunications Technical
Consulting Services Company Limited (e) (g)	China	—	—	100.0	100.0
• Telstra Holdings (Bermuda) No. 2 Limited (g)	Bermuda	—	—	100.0	100.0
• CSL New World Mobility Limited (formerly Telstra
CSL Limited) (c) (g) (h)	Bermuda	—	—	76.4	100.0
• Bestclass Holdings Ltd (g)	British Virgin Islands	—	—	100.0	100.0
• Hong Kong CSL Limited (g)	Hong Kong	—	—	100.0	100.0
• Integrated Business Systems Limited (g)	Hong Kong	—	—	100.0	100.0
• One2Free Personalcom Limited (g)	Hong Kong	—	—	100.0	100.0
• CSL Limited (g)	Hong Kong	—	—	100.0	100.0
• New World PCS Holdings Limited (g) (h)	Cayman Islands	—	—	100.0	—
• New World 3G Limited (g) (h)	Hong Kong	—	—	100.0	—
• New World PCS Limited (g) (h)	Hong Kong	—	—	100.0	—
• New World Mobility Limited (g) (h)	Hong Kong	—	—	100.0	—
• Telstra Holdings (Bermuda) No 1 Limited (g)	Bermuda	—	—	100.0	100.0
• Telstra International HK Limited (g)	Hong Kong	—	—	100.0	100.0
• Damovo HK Ltd (g)	Hong Kong	—	—	100.0	100.0
• Telstra Japan Retail K.K. (g)	Japan	—	—	100.0	100.0
• Telstra Singapore Pte Ltd (g)	Singapore	—	—	100.0	100.0
• Telstra Global Limited (g)	United Kingdom	—	—	100.0	100.0
• PT Telstra Nusantara (g)	Indonesia	—	—	100.0	100.0
• Telstra Europe Limited (g)	United Kingdom	—	—	100.0	100.0
• Telstra (Cable Telecom) Limited (g)	United Kingdom	—	—	100.0	100.0
• Telstra (PSINet) Limited (g)	United Kingdom	—	—	100.0	100.0
• Telstra (CTE) Limited (g)	United Kingdom	—	—	100.0	100.0
• Cable Telecommunication Ltd (g)	United Kingdom	—	—	100.0	100.0
• PSINet Datacentre UK Ltd (g)	United Kingdom	—	—	100.0	100.0
• Inteligen Communications Limited (g)	United Kingdom	—	—	100.0	100.0
• Telstra Jersey Limited (g)	Jersey	—	—	100.0	100.0
• PSINet Hosting Centre Ltd (g)	Jersey	—	—	100.0	100.0
• Cordoba Holdings Ltd (g)	Jersey	—	—	100.0	100.0
• London Hosting Centre Ltd (g)	Jersey	—	—	100.0	100.0
• Telstra Inc. (g)	United States	—	—	100.0	100.0
• Telstra India (Private) Limited (g)	India	—	—	100.0	100.0
• Telstra Limited (g)	New Zealand	—	—	100.0	100.0
• Telstra New Zealand Holdings Limited (g)	New Zealand	—	—	100.0	100.0
• TelstraClear Limited (g)	New Zealand	—	—	100.0	100.0
• TelstraSaturn Holdings Limited (g)	New Zealand	—	—	100.0	100.0

(continued over page)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities (continued)

	Country of	Telstra Entity’s recorded		% of equity held by
Name of entity	incorporation	amount of investment (#)		immediate parent
		As at 30 June		As at 30 June
		2006	2005	2006	2005
		$m	$m	%	%

Controlled entities (continued)
• Sytec Resources Ltd (g)	New Zealand	—	—	100.0	100.0
• Sytec Resources (Australia) Pty Ltd * (g)	Australia	—	—	100.0	100.0
• DMZ Global Limited (g)	New Zealand	—	—	100.0	100.0
• DMZ Global (Australia) Pty Ltd * (g)	Australia	—	—	100.0	100.0
• CLEAR Communications Limited (g)	New Zealand	—	—	100.0	100.0
Network Design and Construction Limited (a)	Australia	20	177	100.0	100.0
• NDC Global Holdings Pty Limited * (a)	Australia	—	—	100.0	100.0
• NDC Telecommunications India Private Limited (g)	India	—	—	98.0	98.0
• PT NDC Indonesia (d) (g)	Indonesia	—	—	95.0	95.0
• NDC Global Philippines, Inc (d) (e) (g)	Philippines	—	—	100.0	100.0
• NDC Global Services (Thailand) Limited (d) (g)	Thailand	—	—	—	49.0
• NDC Global Holdings (Thailand) Limited (d) (g)	Thailand	—	—	—	49.0
• NDC Global Services (Thailand) Limited (d) (g)	Thailand	—	—	—	51.0
• NDC Global Services Pty Limited * (a)	Australia	—	—	100.0	100.0
• NDC Telecommunications India Private Limited (g)	India	—	—	2.0	2.0
Telstra Services Solutions Holdings Limited (a)	Australia	911	911	100.0	100.0
• Telstra CB.net Limited (a)	Australia	—	—	100.0	100.0
• Telstra CB.Com Limited (a)	Australia	—	—	100.0	100.0
• Telstra CB.fs Limited (a)	Australia	—	—	100.0	100.0
• Telstra eBusiness Services Pty Limited (a)	Australia	—	—	100.0	100.0
• Australasian Insurance Systems Pty Ltd * (a)	Australia	—	—	100.0	100.0
• TRC Computer Systems Pty Ltd * (a)	Australia	—	—	100.0	100.0
• DBA Ltd * (a)	Australia	—	—	100.0	100.0
• Brokerlink Pty Ltd * (a)	Australia	—	—	81.3	81.3
• DBA Computer Systems Pty Ltd * (a)	Australia	—	—	100.0	100.0
• Brokerlink Pty Ltd * (a)	Australia	—	—	18.7	18.7
• Unilink Group Pty Ltd * (d)	Australia	—	—	—	100.0
• KAZ Group Pty Limited (a) (i)	Australia	—	—	100.0	100.0
• KAZ Computer Services (SEA) Pte Limited (d) (g)	Singapore	—	—	100.0	100.0
• KAZ Computer Services (HK) Ltd (g)	Hong Kong	—	—	75.0	75.0
• Enhanced Processing Technologies Inc (g) (i)	United States	—	—	100.0	—
• Australian Administration Services Pty Ltd	Australia	—	—	100.0	100.0
• AAS Superannuation Services Pty Limited	Australia	—	—	100.0	100.0
• KAZ Business Services Australia Pty Ltd *	Australia	—	—	100.0	100.0
• KAZ Business Services Pty Ltd (a)	Australia	—	—	100.0	100.0
• KAZ Software Solutions Pty Ltd * (a)	Australia	—	—	100.0	100.0
• Atune Financial Solutions Pty Ltd * (a)	Australia	—	—	100.0	100.0
• KAZ Technology Services Pty Ltd	Australia	—	—	100.0	100.0
• IOCORE Asia Pacific Pty Ltd *	Australia	—	—	100.0	100.0
• Techsouth Pty Ltd *	Australia	—	—	100.0	100.0
• KAZ Technology Services Australia Pty Ltd *	Australia	—	—	100.0	100.0
• Fundi Software Pty Ltd * (j)	Australia	—	—	—	100.0

(continued over page)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities (continued)

	Country of	Telstra Entity’s recorded		% of equity held by
Name of entity	incorporation	amount of investment (#)		immediate parent
		As at 30 June		As at 30 June
		2006	2005	2006	2005
		$m	$m	%	%

Controlled entities (continued)
Sensis Pty Ltd (a) (j)	Australia	851	851	100.0	100.0
• Platefood Limited (h) (g)	United Kingdom	—	—	61.0	—
• Just Listed Pty Limited * (a) (j)	Australia	—	—	100.0	100.0
• CitySearch Australia Pty Ltd *	Australia	—	—	100.0	100.0
• CitySearch Canberra Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post Group Pty Limited (a) (j)	Australia	—	—	0.0	33.0
• Trading Post (Australia) Holdings Pty Ltd (a) (j)	Australia	—	—	100.0	100.0
• Trading Post Group Pty Limited (a) (j)	Australia	—	—	100.0	67.0
• The Melbourne Trading Post Pty Ltd (a)	Australia	—	—	100.0	100.0
• The National Trading Post Pty Ltd * (a)	Australia	—	—	100.0	100.0
• Australian Retirement Publications Pty Limited * (a)	Australia	—	—	100.0	100.0
• Collectormania Australia Pty Ltd * (a)	Australia	—	—	100.0	100.0
• The Personal Trading Post Pty Limited (a)	Australia	—	—	100.0	100.0
• Auto Trader Australia Pty Ltd (a)	Australia	—	—	100.0	100.0
• WA Auto Trader Pty Ltd (a)	Australia	—	—	100.0	100.0
• Sydney Buy & Sell Pty Ltd *	Australia	—	—	100.0	100.0
• Sydney Auto Trader Pty Ltd *	Australia	—	—	100.0	100.0
• Ad Mag SA & NSW Pty Ltd *	Australia	—	—	100.0	100.0
• Ad Mag AGI Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post (AW) Pty Limited *	Australia	—	—	100.0	100.0
• Warranty Direct (Australia) Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post (TCA) Pty Ltd (a)	Australia	—	—	100.0	100.0
• Research Resources Pty Ltd *	Australia	—	—	100.0	100.0
• Queensland Trading Post Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post Marketing (Qld) Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post on the Net Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post Australia Pty Limited (a)	Australia	—	—	100.0	100.0
• Appraised Staff Agency Pty Ltd *	Australia	—	—	100.0	100.0
• Tradernet Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post Classifieds Pty Limited *	Australia	—	—	100.0	100.0
• Trading Post On Line Pty Limited *	Australia	—	—	100.0	100.0
• Sensis Holdings Pty Ltd * (i)	Australia	—	—	100.0	100.0
• Invizage Pty Ltd * (i)	Australia	—	—	100.0	75.0
• PC S.O.S. Pty Ltd *	Australia	—	—	100.0	100.0
• Universal Publishers Pty Limited (a)	Australia	—	—	100.0	100.0
• Sensis (Victoria) Pty Ltd * (h)	Australia	—	—	100.0	—
Total investment in consolidated entities		13,062	12,975

#	The amounts recorded are before any provision for reduction in value.

*	These entities are Australian small proprietary limited companies, which are not required to prepare and lodge individual audited financial reports with the Australian Securities and Investment Commission.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities (continued)
(a) ASIC deed of cross guarantee
On 31 May 2006 and 28 June 2006, the Telstra Entity and certain of its controlled entities entered into two revocation deeds, the combined effect of which is to revoke the deed of cross guarantee dated 4 June 1996 (1996 Deed) in its entirety. In accordance with the terms of the 1996 Deed, revocation of the deed does not take effect until the date which is 6 months after lodgement of the relevant revocation deed with the Australian Securities and Investment Commission (ASIC).
A new deed of cross guarantee was entered into on 28 June 2006 (New Deed), pursuant to an ASIC Order dated 22 June 2006 (ASIC Order). The New Deed was entered into between the parties to the revocation deed dated 28 June 2006 and a number of additional controlled entities of the Telstra Entity. The New Deed took effect immediately upon lodgement with ASIC on 30 June 2006.
The following companies have entered into the 1996 Deed and/or the New Deed:
•	Telstra Corporation Limited (i) (ii);
•	Telstra Corporate Services Pty Limited (i) (ii);
•	Telstra Multimedia Pty Limited (i) (ii);
•	Telstra International Limited (i) (ii);
•	Telstra Communications Limited (i) (ii);
•	Telstra Media Holdings Pty Limited (i);
•	Telstra Enterprise Services Pty Limited (i);
•	Telstra Pay TV Pty Ltd (i);
•	Telstra Holdings Pty Ltd (i) (ii);
•	Network Design and Construction Limited (i) (ii);
•	NDC Global Holdings Pty Limited (i) (ii);
•	NDC Global Services Pty Limited (i) (ii);
•	Telstra Services Solutions Holdings Limited (i) (ii);
•	Telstra eBusiness Services Pty Limited (i) (ii);
•	Australasian Insurance Systems Pty Ltd (i);
•	TRC Computer Systems Pty Ltd (i);
•	DBA Ltd (i);
•	Brokerlink Pty Ltd (i);
•	DBA Computer Systems Pty Ltd (i);
•	KAZ Group Limited (ii);
•	KAZ Business Services Pty Ltd (ii);
•	KAZ Software Solutions Pty Ltd (ii);
•	Atune Financial Services Pty Ltd (ii);
•	Sensis Pty Ltd (i) (ii);
•	Trading Post (Australia) Holdings Pty Ltd (i) (ii);
•	Trading Post Group Pty Limited (i) (ii);
•	The Melbourne Trading Post Pty Ltd (i) (ii);
•	The National Trading Post Pty Ltd (i) (ii);
•	Collectormania Australia Pty Ltd (i) (ii);
•	Australian Retirement Publications Pty Limited (i);
•	The Personal Trading Post Pty Limited (i) (ii);
•	Auto Trader Australia Pty Ltd (i) (ii);
•	WA Auto Trader Pty Ltd (i) (ii);

•	Just Listed Pty Limited (i) (ii);

•	Trading Post (TCA) Pty Ltd (i) (ii);

•	Trading Post Australia Pty Limited (i) (ii); and

•	Universal Publishers Pty Limited (ii).
(i) Companies which form the 1996 Deed
(ii) Companies which form the New Deed
Telstra Finance Limited is trustee under both the 1996 Deed and the New Deed, however is not a group entity under either deed.
In respect of both the 1996 Deed and the New Deed, the relevant group entities under the deed:
•	form a closed group and extended closed group as defined in the ASIC Class Order 98/1418 (Class Order) and the ASIC Order;
•	do not have to prepare and lodge audited financial reports under the Corporations Act 2001. This does not apply to Telstra Corporation Limited; and
•	guarantee the payment in full of the debts of the other parties to the deed in the event of their winding up.
The following companies ceased to be party to the 1996 Deed due to a revocation deed as at 11 September 2005:
•	Telstra New Wave Pty Ltd;
•	Telstra CB.net Limited;
•	Telstra CB.Com Limited; and
•	Telstra CB.fs Limited.
(b) ASIC deed of cross guarantee financial information
The consolidated assets and liabilities of the closed group and extended closed group is presented according to both the Class Order and the ASIC Order as follows. This excludes Telstra Finance Limited. All significant transactions between members of the closed group have been eliminated.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities (continued)
(b) ASIC deed of cross guarantee financial information (continued)

Closed group balance sheet	New Deed	1996 Deed
	As at 30	As at 30 June
	June
	2006	2006	2005
	$m	$m	$m

Current assets
Cash and cash equivalents	479	501	1,421
Trade and other receivables	3,377	3,533	3,553
Inventories	182	175	191
Derivative financial assets	22	22	4
Prepayments	190	202	217

Total current assets	4,250	4,433	5,386

Non current assets
Trade and other receivables	876	870	884
Inventories	19	19	15
Investments — accounted for using the equity method	22	21	46
Investments — other	3,348	3,421	3,244
Property, plant and equipment	21,792	21,785	21,190
Intangibles	3,491	3,389	3,655
Derivative financial assets	392	392	—
Defined benefit assets	1,004	1,004	241

Total non current assets	30,944	30,901	29,275

Total assets	35,194	35,334	34,661

Current liabilities
Trade and other payables	2,991	2,973	2,041
Borrowings	2,531	2,323	2,159
Current tax liabilities	400	400	518
Provisions	708	697	378
Derivative financial liabilities	13	13	11
Revenue received in advance	1,089	1,089	1,090

Total current liabilities	7,732	7,495	6,197

Non current liabilities
Trade and other payables	65	65	62
Borrowings	11,376	11,376	10,907
Deferred tax liabilities	1,582	1,589	1,664
Provisions	951	945	855
Derivative financial liabilities	768	768	864
Revenue received in advance	401	400	387

Total non current liabilities	15,143	15,143	14,739

Total liabilities	22,875	22,638	20,936

Net assets	12,319	12,696	13,725

Equity
Share capital	5,569	5,569	5,536
Reserves	18	18	12
Retained profits	6,732	7,109	8,177

Equity available to the closed group	12,319	12,696	13,725

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities (continued)
(b) ASIC deed of cross guarantee financial information (continued)
The consolidated profit for the year of the closed group and extended closed group is presented according to both the Class Order and the ASIC Order as follows. This excludes Telstra Finance Limited. All significant transactions between members of the closed group have been eliminated.

Closed group income statement and retained profits reconciliation		New Deed	1996 Deed
		Year ended	Year ended 30 June
		30 June
		2006	2006	2005
	Note	$m	$m	$m

Income
Revenue (excluding finance income)		20,323	20,594	20,173
Other income		304	318	254

		20,627	20,912	20,427

Expenses
Labour		3,843	3,796	3,387
Goods and services purchased		3,372	3,652	3,266
Other expenses		4,317	4,349	3,648

		11,532	11,797	10,301

Share of net (gain)/loss from jointly controlled and associated entities		(10)	(12)	(13)

		11,522	11,785	10,288

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)		9,105	9,127	10,139
Depreciation and amortisation		3,721	3,717	3,228

Earnings before interest and income tax expense (EBIT)		5,384	5,410	6,911

Finance income		120	120	156
Finance costs		978	975	936

Net finance costs		858	855	780

Profit before income tax expense		4,526	4,555	6,131

Income tax expense		1,380	1,378	1,766

Profit for the year available to the closed group		3,146	3,177	4,365

Retained profits at the beginning of the financial year available to the closed group		7,894	8,177	8,467
Actuarial gain/(loss) on our defined benefit plans (net of tax effect)		661	661	(61)
Share buy-back	21	—	—	(476)
Transfer out of closed group		—	64	—
Transfers to retained profits		—	—	6

Total available for distribution		11,701	12,079	12,301
Dividends paid		4,969	4,970	4,124

Retained profits at the end of the financial year available to the closed group		6,732	7,109	8,177

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities (continued)
(c) Change of company names
•	Keycorp Solutions Limited changed its name to Telstra Payment Solutions Limited on 2 September 2005.

Furthermore, the status of this controlled entity changed from a public to a private company on 18 May 2006 to be named Telstra Payment Solutions Pty Limited.

•	On 31 March 2006, Telstra CSL Limited changed its name to CSL New World Mobility Limited.
(d) Liquidations
As at 30 June 2006, the following controlled entities were in voluntary liquidation:
•	Telecom Australia (Saudi) Company Limited;

•	NDC Global Philippines, Inc;

•	PT NDC Indonesia;

•	Qantas Telstra Card Trust;

•	Telstra Visa Business Card Trust;

•	Telstra Visa Card Trust; and

•	KAZ Computer Services (SEA) Pte Limited.
The following companies were liquidated or deregistered during fiscal 2006:
•	NDC Global Services (Thailand) Limited;

•	NDC Global Holdings (Thailand) Limited;

•	Telecommunications Equipment Finance Pty Ltd;

•	Telstra OnAir Infrastructure Holdings Pty Ltd; and

•	Unilink Group Pty Ltd.
(e) Controlled entities with different balance dates
The following companies have balance dates that differ from our balance date of 30 June for fiscal 2006:
•	Telecom Australia (Saudi) Company Limited — 31 December;

•	Beijing Australia Telecommunications Technical Consulting Services Company Limited — 31 December; and

•	NDC Global Philippines, Inc — 31 December.
Financial reports prepared as at 30 June are used for consolidation purposes.
(f) Controlled entities in which our equity ownership is less than or equal to 50%
We own 50% of the issued capital of Telecom Australia (Saudi) Company Limited. We can exercise control over the Board of Directors of this entity in perpetuity, and therefore we have consolidated the financial results, position and cash flows of this entity into our group financial report.
(g) Controlled entities not individually audited by the Australian National Audit Office
Companies not audited by the Australian National Audit Office, our Australian statutory auditor.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities (continued)
(h) New incorporations and investments
•	On 11 August 2005, we established a new entity named Platefood Limited to facilitate a new investment for nominal consideration.

•	On 25 August 2005, we established a new entity named Sensis (Victoria) Pty Ltd to facilitate a new investment for nominal consideration.

•	On 1 July 2005, we acquired 100% of the issued capital of Keycorp Solutions Limited for a total consideration of $56 million including acquisition costs. Subsequent to acquisition, the entity was renamed to Telstra Payment Solutions Pty Limited.

•	On 31 March 2006, we acquired 100% of the issued capital of the Converged Networks Group for a total consideration of $5 million including acquisition costs. Converged Networks Group included the following controlled entities:
•	Converged Networks Pty Ltd;

•	Communications Network Holdings Pty Ltd;
•	Advanced Digital Communications (WA) Pty Ltd; and

•	Western Communications Solutions Pty Ltd.
Converged Networks Group is a provider of voice and data networks which operates primarily in Western Australia.
•	On 31 March 2006, we merged our 100% owned Hong Kong mobile operations (Telstra CSL Group) with the Hong Kong mobile operations of New World PCS Holdings Limited and its controlled entities (New World Mobility Group) to form the CSL New World Mobility Group.

Under the merger agreement, Telstra CSL Limited issued new shares to New World Mobility Holdings Limited in return for 100% of the issued capital of the New World Mobility Group and $42 million in net proceeds (net of acquisition costs). The fair value of the Telstra CSL Limited shares issued amounted to $577 million and diluted our ownership in the merged group to 76.4%. Our merger with the New World Mobility Group included the acquisition of the following controlled entities:
•	New World PCS Holdings Limited;

•	New World 3G Limited;

•	New World PCS Limited; and
•	New World Mobility Limited.
The CSL New World Mobility Group is a provider of mobile telecommunication products and services which operates primarily in Hong Kong.
(i) Other acquisitions
•	On 1 July 2005, our controlled entity Sensis Holdings Pty Ltd acquired a further 25% of the issued share capital of Invizage Pty Ltd for a total cash consideration of $5 million including acquisition costs.

Invizage Pty Ltd is a provider of information technology services for small and medium Australian organisations.

•	On 22 December 2005, our controlled entity Kaz Group Pty Limited acquired a further 40% of the issued share capital of Enhanced Processing Technologies Inc for nominal consideration, giving us ownership of the entity. Prior to this date, Enhanced Processing Technologies was classified as a jointly controlled entity.

Enhanced Processing Technologies Inc is a provider of cheque processing technology and services which operates primarily in the United States.

•	On 1 February 2006, we acquired a further 24.7% of the issued capital of Adstream (Aust) Pty Ltd and its controlled entities (Adstream Group) for a total consideration of $21 million including acquisition costs, giving us a controlling interest of 58%. Prior to this date, Adstream (Aust) Pty Ltd was classified as a jointly controlled entity. Our acquisition of the Adstream Group included the following controlled entities:
•	Adstream Ltd; and

•	Quickcut (Aust) Pty Ltd.
The Adstream Group is a provider of on-line services to advertisers that streamlines client approval and distribution of electronic advertising to media outlets.
(j) Sales and disposals
•	On 31 August 2005, Trading Post Group Pty Limited (TPG) sold its investment in Just Listed Pty Ltd to Sensis Pty Ltd (Sensis).

In addition, Sensis sold its 33% interest in TPG to Trading Post (Australia) Holdings Pty Ltd on 31 August 2005.

These controlled entities are all within the Telstra Group.

•	On 1 May 2006, our controlled entity KAZ Group Pty Limited divested its interest in Fundi Software Pty Ltd in a management buy-out for a total consideration of $4 million.

•	On 26 June 2006, ESA Holding Pty Ltd sold its investment in Telstra Business Systems Pty Ltd to the Telstra Entity.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. Investments in jointly controlled and associated entities
Our investments in jointly controlled and associated entities are listed below:

	Principal	Ownership		Telstra Group’s carrying		Telstra Entity’s carrying
Name of Entity	activities	interest		amount of investment (*)		amount of investment (*)
		As at 30 June		As at 30 June		As at 30 June
		2006	2005	2006	2005	2006	2005
		%	%	$m	$m	$m	$m

Jointly controlled entities
FOXTEL Partnerships (h) (i)	Pay television	50.0	50.0	—	—	—	—
Customer Services Pty Limited (h)	Customer service	50.0	50.0	—	—	—	—
FOXTEL Management Pty Limited	Management services	50.0	50.0	—	—	—	—
FOXTEL Cable Television Pty Ltd (a) (h)	Pay television	80.0	80.0	—	—	—	—
Reach Ltd (incorporated in Bermuda) (e) (h)	International connectivity services	50.0	50.0	—	—	—	—
Xantic B.V. (incorporated in The Netherlands) (b)	Global satellite communications	—	35.0	—	32	—	30
TNAS Limited (incorporated in New Zealand) (e) (h)	Toll free number portability in New Zealand	33.3	33.3	—	—	—	—
Money Solutions Pty Ltd (h)	Financial advice and education services	50.0	50.0	—	—	—	—
HelpYouPay Systems Pty Ltd (b)	Debt management services	—	50.0	—	—	—	—
HelpYouPay Pty Ltd (b)	Debt management services	—	50.0	—	—	—	—
Enhanced Processing Technologies Pty Ltd (a)	Business process outsourcing	60.0	60.0	1	—	—	—
Enhanced Processing Technologies Inc (incorporated in United States) (c)	Software sales	—	60.0	—	—	—	—
Adstream (Aust) Pty Ltd (c)	Digital advertising and asset management	—	33.3	—	3	—	3
3GIS Pty Ltd (e)	Management services	50.0	50.0	—	—	—	—
3GIS Partnership (e)	3G network services	50.0	50.0	—	—	—	—
Bridge Mobile Pte Ltd (incorporated in Singapore)	Regional roaming provider	12.5	12.5	1	1	—	—
m.Net Corporation Limited (d)	Mobile phone content provider	26.4	39.5	—	—	—	—

				2	36	—	33

Associated entities
Australia-Japan Cable Holdings Limited (incorporated in Bermuda) (d) (e) (h)	Network cable provider	46.9	39.9	—	—	—	—
Telstra Super Pty Ltd (a) (h)	Superannuation trustee	100.0	100.0	—	—	—	—
Keycorp Limited (d)	Electronic transactions solutions	47.6	47.8	18	8	18	8
Telstra Foundation Ltd (a)	Charitable trustee organisation	100.0	100.0	—	—	—	—
LinkMe Pty Ltd	Internet recruitment provider	40.0	40.0	3	4	—	—

				21	12	18	8

Unless noted at (e), all investments have a balance date of 30 June and are incorporated in Australia. Our voting power is the same as our ownership interest unless otherwise noted.

(i)	This includes both the FOXTEL Partnership and the FOXTEL Television Partnership.

(*)	The Telstra Group carrying amounts are calculated using the equity method of accounting. The Telstra Entity’s carrying amounts are at cost less any accumulated impairment loss.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. Investments in jointly controlled and associated entities (continued)
(a) Associated entities and jointly controlled entities in which we own more than 50% equity
•	We own 80% of the equity of FOXTEL Cable Television Pty Ltd. This entity is disclosed as a jointly controlled entity as the outside equity shareholders have participating rights that prevent us from dominating the decision making of the Board of Directors. Effective voting power is restricted to 50% and we have joint control.

•	We own 100% of the equity of Telstra Super Pty Ltd, the trustee for the Telstra Superannuation Scheme (Telstra Super). We do not consolidate Telstra Super Pty Ltd as we do not control the Board of Directors. We have equal representation with employee representatives on the Board. Our voting power is limited to 44%, which is equivalent to our representation on the Board. The entity is therefore classified as an associated entity as we have significant influence over it.

•	We own 100% of the equity of Telstra Foundation Ltd (TFL). TFL is limited by guarantee (guaranteed to $100) with Telstra Corporation Limited being the sole member. We did not contribute any equity to TFL on incorporation. TFL is the trustee of the Telstra Community Development Fund and manager of the Telstra Kids Fund. We do not consolidate TFL as we do not control the Board. However, due to our Board representation we significantly influence this entity. Our voting power is limited to 43%, which is equivalent to our representation on the Board.

•	We own 60% of the equity of Enhanced Processing Technologies Pty Ltd. This entity is subject to joint control based on the shareholders’ agreement, under which mutual consent of the shareholders is required in determining the financial and operating policies of the entity. As a result, it has been classified as a jointly controlled entity.
(b) Sale of investments
•	On 30 July 2005, we completed the sale of our 50% shareholding in HelpYouPay Pty Ltd. The revenue on sale of the investment was not considered significant.

•	On 30 July 2005, we completed the sale of our 50% shareholding in HelpYouPay Systems Pty Ltd. The revenue on sale of the investment was not considered significant.

•	On 16 February 2006, we completed the sale of our 35% shareholding in Xantic B.V. for $89 million (US$67 million). During fiscal 2006, we received $18 million (US$13 million) as a result of a capital return by Xantic B.V.
(c) Investments no longer equity accounted
•	On 22 December 2005, we acquired the remaining 40% shareholding in Enhanced Processing Technologies Inc giving us ownership of the entity. Prior to this date Enhanced Processing Technologies Inc was a jointly controlled entity and was equity accounted. Refer to note 29 for further details.

•	On 1 February 2006, we acquired an additional 24.7% shareholding in Adstream (Aust) Pty Ltd giving us a controlling interest. Prior to this date Adstream (Aust) Pty Ltd was a jointly controlled entity and was equity accounted. Refer to note 29 for further details.
(d) Other changes in jointly controlled and associated entities
•	On 1 July 2005, we acquired an intangible asset from our associated entity Keycorp Limited (Keycorp) for $55 million. We reduced the value of the intangible asset recognised and increased our investment in Keycorp to the extent to which this transaction is unrealised outside the Telstra Group. This resulted in a $26 million increase in the carrying value of our investment. Under the terms of the transaction Keycorp also returned capital to its shareholders, our share amounting to $16 million. Refer to (g) for details on our movements in the consolidated equity amount of our associated entities.

In addition, our investment in Keycorp decreased from 47.8% to 47.6% on 29 August 2005. The decrease was due to a dilution in our shareholding.

•	On 10 August 2005, our investment in m.Net Corporation Limited decreased from 39.5% to 26.4%. The decrease was due to a dilution in our shareholding.

•	On 16 November 2005, our investment in Australia-Japan Cable Holdings Limited increased from 39.9% to 46.9%. The increase was due to another investor forfeiting their interest in the investment.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. Investments in jointly controlled and associated entities (continued)
(e) Jointly controlled and associated entities with different balance dates
The following jointly controlled and associated entities have different balance dates to our balance date of 30 June for fiscal 2006:
•	Reach Ltd — 31 December;

•	TNAS Limited — 31 March;

•	3GIS Pty Ltd — 31 December;

•	3GIS Partnership — 31 December; and

•	Australia-Japan Cable Holdings Limited — 31 December.
Financial reports prepared as at 30 June are used for equity accounting purposes. Our ownership interest in jointly controlled and associated entities with different balance dates is the same at that balance date as 30 June unless otherwise noted.
(f) Share of jointly controlled and associated entities’ net (profits)/ losses

	Telstra Group
	Year ended 30 June
	2006	2005
	$m	$m

Net (profit)/loss from jointly controlled and associated entities has been contributed by the following entities:
Jointly controlled entities
- FOXTEL Partnerships	5	5
- Stellar Call Centres Pty Ltd	—	(3)
- Xantic B.V	(12)	(5)

	(7)	(3)

Associated entities
- Keycorp Limited	1	(5)
- LinkMe Pty Ltd	1	—

	2	(5)

	(5)	(8)

Net (profit)/loss from jointly controlled entities has been adjusted by the following:
Jointly controlled entities
- Reach Ltd (i)	—	102

	(5)	94

(i)	In fiscal 2005, previously unrecognised equity accounted losses in Reach Ltd (Reach) were recognised due to our commitment to fund 50% of Reach’s committed capital expenditure, which was accounted for as an investment in Reach. Refer to note 36 for further details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. Investments in jointly controlled and associated entities (continued)
(g) Other disclosures for jointly controlled and associated entities
The movements in the consolidated equity accounted amount of our jointly controlled and associated entities are summarised as follows:

		Jointly controlled
		entities		Associated entities
		Telstra Group		Telstra Group
		Year ended/As at		Year ended/As at
		30 June		30 June
		2006	2005	2006	2005
	Note	$m	$m	$ m	$m

Carrying amount of investments at beginning of year		36	40	12	—
Additional investments made during the year		5	14	—	3

		41	54	12	3
Share of profits/(losses) before income tax expense		6	2	(3)	12
Share of income tax expense		—	(1)	1	(7)

Share of profits/(losses) for the year after income tax expense		6	1	(2)	5
Amortisation of unrealised inter-entity profits after income tax		1	2	—	—

Share of profits/(losses) for the year		7	3	(2)	5
Dividends and distributions received		—	(1)	—	(1)
Share of reserves		—	—	—	5
Share of foreign currency translation reserve and movements due to exchange rate translations		1	(2)	—	—
Sale, transfers and reductions of investments during the year		(47)	(16)	(15)	—
Other		—	—	26	—

Carrying amount of investments before reduction to recoverable amount		2	38	21	12
Impairment losses recognised in the income statement during the year		—	(2)	—	—

Carrying amount of investments at end of year	13	2	36	21	12

Our share of contingent liabilities of jointly controlled and associated entities — we are not directly liable for these		—	—	6	—

Our share of capital commitments contracted for by our jointly controlled and associated entities — we are not directly liable for these (i)		11	9	—	—

Our share of other expenditure commitments contracted for by our jointly controlled and associated entities (other than the supply of inventories) — we are not directly liable for these (i)		40	52	2	4

(i)	The commitments and guarantees of our jointly controlled entities for which we are directly liable are included within note 26 and note 27 respectively.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. Investments in jointly controlled and associated entities (continued)
(g) Other disclosures for jointly controlled and associated entities (continued)
Summarised presentation of all of our jointly controlled and associated entities’ assets, liabilities, revenue and expense items (including jointly controlled and associated entities where equity accounting has been suspended):

	Jointly controlled
	entities		Associated entities
	Telstra Group		Telstra Group
	Year ended/As at		Year ended/As at
	30 June		30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Current assets	556	695	73	131
Non current assets	811	909	346	354

Total assets	1,367	1,604	419	485

Current liabilities	950	1,521	58	88
Non current liabilities	927	579	536	502

Total liabilities	1,877	2,100	594	590

Net assets	(510)	(496)	(175)	(105)

Total income	2,152	2,335	150	174
Total expenses	2,067	2,140	180	211

Profit/(loss) before income tax expense	85	195	(30)	(37)
Income tax expense	3	8	4	6

Profit/(loss) for the year	82	187	(34)	(43)

Summarised presentation of our share of all our jointly controlled and associated entities revenue and expense items (including jointly controlled entities where equity accounting has been suspended):

Total income	1,369	1,377	71	81
Total expenses	1,326	1,280	85	96

Profit/(loss) before income tax expense	43	97	(14)	(15)
Income tax expense	2	5	2	3

Profit/(loss) for the year	41	92	(16)	(18)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. Investments in jointly controlled and associated entities (continued)
(h) Suspension of equity accounting
Our unrecognised share of (profits)/losses for the period and cumulatively, for our entities where equity accounting has ceased and the investment is recorded at zero due to losses made by these entities and/or reductions in the equity accounted carrying amount, is shown below:

	Telstra Group
	Year ended 30 June
	Period	Cumulative	Period	Cumulative
	2006	2006	2005	2005
	$m	$m	$m	$m

Jointly controlled entities
FOXTEL Partnerships	(1)	117	80	118
Reach Ltd	(34)	575	(206)	609

Associated entities
Australia-Japan Cable Holdings Limited	36	143	14	107

	1	835	(112)	834

Equity accounting has also been suspended for the following jointly controlled and associated entities:
•	Customer Services Pty Limited;

•	FOXTEL Cable Television Pty Ltd;

•	TNAS Limited;

•	Money Solutions Pty Ltd; and

•	Telstra Super Pty Ltd.
There are no significant unrecognised profits/losses in these entities.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans
The Company has a number of employee share plans that are available for directors, executives and employees, these include:
•	the Telstra Employee Share Ownership Plans (TESOP99 and TESOP97); and

•	those conducted through the Telstra Growthshare Trust.
The nature of each plan, details of plan holdings, movements in holdings, and other relevant information is disclosed below:
(a) TESOP99 and TESOP97
As part of the Commonwealth’s sale of its shareholding in fiscal 2000 and fiscal 1998 we offered eligible employees the opportunity to buy ordinary shares of Telstra. These share plans were:
•	the Telstra Employee Share Ownership Plan II (TESOP99); and

•	the Telstra Employee Share Ownership Plan (TESOP97).
Participating employees are entitled to receive dividends and voting rights in the shares. Telstra ESOP Trustee Pty Ltd is the trustee for TESOP99 and TESOP97 and holds the shares on behalf of participants. This company is 100% owned by Telstra.
Generally, employees were offered interest free loans by the Telstra Entity to acquire certain shares and in some cases became entitled to certain extra shares and loyalty shares as a result of participating in the plans. All shares acquired under the plans were transferred from the Commonwealth either to the employees or to the trustee for the benefit of the employees.
While a participant remains an employee of the Telstra Entity, a company in which Telstra owns greater than 50% equity, or the company which was their employer when the shares were acquired, there is no date by which the employee has to repay the loan. The loan may, however, be repaid in full at any time by the employee using his or her own funds.
The loan shares, extra shares and in the case of TESOP99, the loyalty shares, were subject to a restriction on the sale of the shares or transfer to the employee for three years, or until the relevant employment ceased. This restriction period has now been fulfilled under each plan.
If a participating employee leaves the Telstra Entity, a company in which Telstra owns greater than 50% equity, or the company which was their employer when the shares were acquired, to acquire the relevant shares the employee must repay their loan within two months of leaving. This is the case except where the restriction period has ended because of the employee’s death or disablement (in this case the loan must be repaid within 12 months).
If the employee does not repay the loan when required, the trustee can sell the shares. The sale proceeds must then be used to pay the costs of the sale and any amount outstanding on the loan, after which the balance will be paid to the employee. The Telstra Entity’s recourse under the loan is limited to the amount recoverable through the sale of the employee’s shares.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(a) TESOP99 and TESOP97 (continued)
The following information details the number of outstanding equity instruments and loan balances relevant to the TESOP99 and TESOP97 plans:

	Employee share plans
	As at 30 June
	2006	2005

Market price of Telstra shares	$3.68 per share	$5.06 per share
Employee share loan balance	$130 million	$154 million

TESOP99
Remaining number of loan shares	14,387,400	14,535,900

TESOP97
Remaining number of loan shares	32,573,300	36,674,100
Remaining number of extra shares	8,143,325	9,168,525
The fair value of these shares as at 30 June 2006 based on the market value of Telstra shares at balance date amounts to $203 million (2005: $306 million).
The Telstra ESOP Trustee continues to hold the loan shares where the employee has ceased employment and elected not to repay the loan, until the share price is sufficient to recover the loan amount and associated costs. The Trustee will then sell the shares. As at 30 June 2006, there were 6,418,300 shares held for this purpose (2005: 5,603,100).
The movements in the number of instruments are as follows:

	TESOP97	TESOP99
	number	number
Equity instruments outstanding as at 30 June 2004	48,327,000	14,622,000
Exercised	(2,484,375)	(86,100)

Equity instruments outstanding as at 30 June 2005	45,842,625	14,535,900
Exercised	(5,126,000)	(148,500)

Equity instruments outstanding as at 30 June 2006	40,716,625	14,387,400

The weighted average loan still to be repaid for the TESOP97 equity instrument is $1.04 (2005: $1.33), and TESOP99 equity instrument is $6.13 (2005: $6.42).
The weighted average share price at the date of the transfers of Telstra shares relating to the exercise of these instruments was $3.95 for TESOP 99 (2005: $4.77) and $3.96 for TESOP 97 (2005: $4.77) based on the closing market price on those dates. The total proceeds received on exercise of TESOP99 was $5 million (2005: $4 million) and TESOP97 was $19 million (2005: $15 million).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust
The Telstra Growthshare Trust commenced in fiscal 2000. Under the trust, Telstra operates a number of different short and long term incentive equity plans whereby the following equity based instruments may be allocated:
•	incentive shares;

•	sign-on bonus shares;

•	performance rights;

•	deferred shares;

•	restricted shares; and

•	options.
In addition, the following share plans are operated for our non executive directors and certain eligible employees:
•	directshares; and

•	ownshares.
The trustee for the trust is Telstra Growthshare Pty Ltd. This company is 100% owned by Telstra. Funding is provided to the Telstra Growthshare Trust to purchase Telstra shares on the market to underpin the equity instruments issued.
In fiscal 2006, we recorded an expense of $15 million for our share based payments (2005: $10 million). As at 30 June 2006, we had a total expense yet to be recognised of $25 million (2005: $17 million), which is expected to be recognised over a weighted average of 2 years (2005: 2 years).
Our election not to apply AASB 2: “Share based payment” (AASB 2) to equity instruments granted prior to 7 November 2002, as permitted under AASB 1: “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” (AASB 1), has reduced the expense we have recorded, as well as the total expense we are yet to recognise. Refer to note 36(a) for further details.
Short term incentive equity plan
Incentive shares
In fiscal 2006, the Board allocated the executives’ half of their short term incentive payments as rights to acquire Telstra shares. These incentive shares vest in equal parts over a period of one, two and three years on the anniversary of their allocation date, subject to the executive’s continued employment with any entity that forms part of the Telstra Group. The executive can exercise their vested incentive shares at a cost of $1 in total for all of the incentive shares exercised on a particular day.
Once the vested incentive shares are exercised, Telstra shares will be transferred to the executive. Until this time, the executive cannot use the incentive shares (or vested incentive shares) to vote or receive dividends. Any dividends paid by the Company prior to exercise will increase the number of incentive shares allocated to the executive. The Board has decided not to continue the short term incentive share plan and the short term incentive payment for fiscal 2006 will be delivered in cash.
Incentive shares movements during the year
The following incentive shares were granted during fiscal 2006:

Effective commencement date of instruments	19 August 2005
Number of incentive shares issued	1,986,435
Market price of Telstra shares on grant date	$4.77
Exercise date — 1 year incentive shares	19 August 2006
Exercise date — 2 year incentive shares	19 August 2007
Exercise date — 3 year incentive shares	19 August 2008
Expiration date	2 years from each exercise date
During fiscal 2006, 53,467 incentive shares were forfeited due to resignation, and 97,382 incentive shares were exercised as a result of those executives being made redundant. As a result of the above movements, 1,835,586 incentive shares were outstanding as at 30 June 2006. There were no incentive shares that were exercisable at 30 June 2006.
The fair value of the August 2005 allocation of incentive shares was $4.77. This was calculated using a Black Scholes option pricing model. The following weighted average assumptions were used in determining the valuation:

Growthshare
incentive shares
August 2005

Risk free rate — 1 year incentive shares	5.12%
Risk free rate — 2 year incentive shares	5.06%
Risk free rate — 3 year incentive shares	5.06%
Expected stock volatility	15%
Long term incentive equity plans
(i) Nature of share plans
The purpose of the long term incentive plans is to align key executives’ rewards with shareholders’ interests, and reward performance improvement whilst supporting business plans and corporate strategies. These plans are administered through the Telstra Growthshare Trust. The Board determines who is invited to participate in the share plans.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
Long term incentive equity plans
(i) Nature of share plans (continued)
Allocations have been made over a number of years in the form of performance rights, restricted shares and options under our long term incentive plan, and deferred shares under our deferred remuneration plan. Instruments issued represent a right to acquire a share in Telstra. Generally, the performance rights, restricted shares and options may only be exercised to acquire Telstra shares if a performance hurdle is satisfied in the performance period and in the case of options, the exercise price is paid by the executive. Deferred shares may only be exercised when a prescribed period of service has been completed.
Performance rights
We have seven types of performance rights on issue. These are:
•	total shareholder return (TSR) performance rights — are based on Telstra’s total shareholder return;

•	earnings per share (EPS) performance rights — are based on the growth of earnings per share in the year of allocation and two subsequent years;

•	operating expense growth (OEG) performance rights — are based on a reduction in Telstra’s operating expenses;

•	revenue growth (RG) performance rights — are based on increases in Telstra’s revenue;

•	network transformation (NT) performance rights — are based on completion of certain elements in Telstra’s network transformation program;

•	information technology transformation (ITT) performance rights -are based on a reduction in the number of business support systems (BSS) and operational support systems (OSS) systems used by companies in the Telstra Group; and

•	return on investment (ROI) performance rights — are based on an increase in the earnings before interest and tax for Telstra relative to the average investment.
For all types of performance rights, an executive is not entitled to Telstra shares before the performance rights allocated under Telstra Growthshare become vested performance rights and are therefore exercisable. If the performance hurdle is satisfied during the performance period, a specified number of performance rights as determined in accordance with the trust deed and terms of issue, will become vested performance rights. The vested performance rights can then be exercised at any time before the expiry date, otherwise they will lapse. Once the vested performance rights are exercised, Telstra shares will be transferred to the executive. Until this time, the executive cannot use the performance rights (or vested performance rights) to vote or receive dividends.
Telstra shares will be transferred to the executive on exercise of vested performance rights. The executive may exercise the performance rights at a cost of $1 in total for all of the performance rights exercised on a particular day.
Deferred shares
The executives were previously provided part of their annual fixed remuneration in the form of rights to Telstra shares that vest upon completing certain employment requirements. Generally, if an executive continues to be employed by an entity that forms part of the Telstra Group three years after the commencement date of the instrument, the deferred share will become a vested deferred share.
Vested deferred shares must be exercised before the expiry date, otherwise they will lapse. Once exercised, Telstra shares will be transferred to the executive. Until this time, the executive can not use the deferred shares or vested deferred shares to vote or receive dividends. The executive may exercise the deferred shares at a cost of $1 in total for all of the deferred shares exercised on a particular day.
Restricted shares
The executive is not entitled to Telstra shares before the restricted shares allocated under the trust are exercised. If the performance hurdle is satisfied in the performance period, the restricted shares will vest and may be exercised at any time before the expiry date, otherwise they will lapse. Once the restricted shares have vested, they become restricted trust shares, which will generally be held by the trustee for the executive for a certain period. Once converted into restricted trust shares, the executive has an interest in Telstra shares and is entitled to dividends, other distributions, and voting rights.
Restricted trust shares are held by the Trustee until the earlier of:
•	the period determined in accordance with the trust deed;

•	the executive finishes employment with Telstra; or

•	a date nominated by the Board.
The executive may exercise restricted shares at a cost of $1 in total for all of the restricted shares exercised on a particular day.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(i) Nature of the share plans (continued)
Options
An executive is not entitled to Telstra shares before the options allocated under Telstra Growthshare initially vest, and then are exercised. This means that the executive cannot use options to vote or receive dividends. If the performance hurdle is satisfied in the performance period, options may be exercised at any time before the expiry date otherwise they will lapse. Details of the performance hurdle for options is detailed below.
Once the options are exercised and the option price paid, Telstra shares will be transferred to the executive.
(ii) Performance hurdles
Performance hurdles for instruments issued in fiscal 2006
TSR performance rights
For allocations of TSR performance rights issued in fiscal 2006, the applicable performance hurdle is based on the market value of Telstra shares and the value of accumulated dividends paid to Telstra shareholders. TSR performance rights vest if Telstra’s total shareholder return exceeds certain targets over the performance period, which is the five years to 30 June 2010. If the total shareholder return is:
•	equal to the minimum target then 50% of the allocation becomes exercisable (except for the CEO, who will receive 75% of the allocated performance rights);

•	between the maximum and minimum targets then the number of exercisable TSR performance rights is scaled proportionately between 50% and 100% (with the exception of the CEO whose number of performance rights is scaled proportionately between 75% and 100%);

•	equal to or greater than the maximum target then 100% of the TSR performance rights will become exercisable; or

•	is less than the minimum target all TSR performance rights will lapse.
OEG, RG, NT and ITT performance rights
For allocations of the OEG, RG, NT and ITT performance rights issued in fiscal 2006, the performance hurdles for the initial performance period are:
•	if the minimum target is achieved in the initial performance period, (1 July 2005 to 30 June 2008) then 50% of the allocation of performance rights will become exercisable (except for the CEO, who will receive 75% of the allocated performance rights);

•	if the result achieved is between the maximum and minimum targets, then the number of exercisable performance rights is scaled proportionately between 50% and 100% (with the exception of the CEO whose number of performance rights is scaled proportionately between 75% and 100%);

•	if the maximum target is achieved then 100% of the performance rights will become exercisable; or

•	if the minimum target is not achieved 25% of the performance rights allocated to the initial performance period will lapse.
Of the performance rights that have not become exercisable in the initial performance period, 75% will be added to the subsequent performance period allocation. The performance targets for the subsequent performance period (1 July 2005 to 30 June 2010) are:
•	if the minimum target is met, 50% of the allocation will become exercisable (except for the CEO, who will receive 75% of the allocated performance rights);

•	if the result achieved is between the maximum and minimum targets, then the number of exercisable performance rights is scaled proportionately between 50% and 100% (with the exception of the CEO whose number of performance rights is scaled proportionately between 75% and 100%); or

•	if the maximum target is achieved then all of the performance rights will become exercisable.
If the minimum target is not met in the subsequent performance period, all performance rights will lapse.
ROI performance rights
For the allocation of ROI performance rights issued in fiscal 2006, if the return on investment is:
•	equal to the minimum target then 50% of the allocation will become exercisable (except for the CEO, who will receive 75% of the allocated performance rights);

•	between the maximum and minimum targets, the number of exercisable ROI performance rights is scaled proportionately between 50% and 100% (with the exception of the CEO whose number of performance rights is scaled proportionately between 75% and 100%);

•	greater than the maximum target then 100% of the ROI performance rights will become exercisable; or

•	is less than the minimum target 25% of the allocated ROI performance rights will lapse.
If the ROI performance rights have not become exercisable in this period, 75% of these performance rights will be added to the allocation of TSR performance rights for measurement against the TSR performance hurdle. If this TSR performance hurdle is not achieved, all ROI performance rights will lapse.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(ii) Performance hurdles (continued)
Performance hurdle for instruments issued between 30 June 2001 and 30 June 2005
EPS performance rights
The number of EPS performance rights that become vested EPS performance rights, and therefore become exercisable, is based on the following:
•	if the cumulative growth in EPS from 1 July 2004 to 30 June 2007 is equal to 15.7% then 50% of the allocation becomes exercisable;

•	if the cumulative growth in EPS is greater than 15.7% and less than 33.1% then the number of exercisable performance rights is scaled proportionately between 50% and 100%;

•	if the cumulative growth in EPS exceeds 33.1% then 100% of the EPS performance rights will become exercisable; or

•	if Telstra does not achieve cumulative growth in EPS of 15.7%, all EPS performance rights will lapse.
TSR performance rights and options
For allocations of TSR performance rights made between 30 June 2001 and 30 June 2005, and options issued during fiscal 2002, the applicable performance hurdle is based on comparing Telstra’s total shareholder return (TSR) with the TSRs of the companies in the S&P/ASX 200 (Industrial) Index (peer group) within the performance period.
The companies in the peer group are anchored at the effective date of allocation, and this same peer group of companies are then tracked during the performance period. At the end of each quarter during the performance period, the 30 day average TSR is calculated for Telstra and the companies in the peer group for each trading day during that quarter.
Both the number of TSR performance rights and the number of options potentially exercisable are based on the following.
If in the first quarter of the performance period, Telstra’s percentile ranking is the 50th percentile or above then:
•	the number of TSR performance rights and options that become exercisable for that quarter is scaled proportionately from the 50th percentile (at which 50% of the allocation becomes exercisable) to the 75th percentile (at which 100% of the allocation becomes exercisable); and

•	in subsequent quarters, the number that become exercisable is based on the same proportionate scale, but is reduced by the number of performance rights or options that have previously become exercisable. The percentile ranking achieved needs to be above that achieved in previous quarters for additional performance rights and options to become exercisable.
If in the first quarter of the performance period, the percentile ranking is less than the 50th percentile then:
•	half of the allocation will lapse; and

•	in subsequent quarters, the remaining 50% of the options or performance rights will become exercisable if the ranking is the 50th percentile or above for that quarter.
If Telstra does not achieve or exceed the 50th percentile ranking in any quarter of the performance period, all TSR performance rights and options will lapse.
Performance hurdle for instruments issued prior to 30 June 2001
For all allocations prior to 30 June 2001, which include restricted shares and options, the applicable performance hurdle was that the average Telstra Accumulation Index must exceed the average S&P/ ASX 200 (Industrial) Index (replacing the superseded All Industrials Accumulation Index) for thirty consecutive days within the performance period. If the performance hurdle is satisfied for these allocations, all of the relevant options or restricted shares would become exercisable (i.e. they do not become exercisable on a proportionate basis).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(ii) Performance hurdles (continued)
The following outlines the targets to be achieved for the fiscal 2006 allocation of performance rights to become exercisable:

	3 Year performance rights		5 Year performance rights
	Initial performance period		Subsequent performance period
	Minimum target	Maximum target	Minimum target	Maximum target

TSR performance rights	N/A	N/A	(a)	(a)

OEG performance rights	2.2% operating expense growth	1.2% operating expense growth	1.1% operating expense growth	0.0% operating expense growth

RG performance rights	2.0% revenue growth	2.5% revenue growth	2.0% revenue growth	2.5%revenue growth

			Multi Service Edge, Soft	Multi Service Edge, Soft
			Switch Platform, Fibre	Switch Platform, Fibre
NT performance rights	IP Core and Ethernet complete by 30 June 2008	IP Core and Ethernet complete by 31 December 2007	to the Node and Wireless NGN complete by 30 June 2010	to the Node and Wireless NGN complete by 31 December 2009

ITT performance rights	350 OSS and BSS systems	250 OSS and BSS systems	250 OSS and BSS systems	200 OSS and BSS systems

ROI performance rights	23.5% return on investment	24.5% return on investment	N/A	N/A

(a)	The applicable performance hurdle is based on the market value of Telstra shares and the value of accumulated dividends paid to Telstra shareholders. This has been set by the Board.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(iii) Instruments outstanding at the beginning of fiscal 2006
The following performance rights, deferred shares, restricted shares and options were outstanding at the start of fiscal 2006, but were yet to vest with executives.

	Number of					Exercise date
	instruments	Commencement	Performance		Exercise	(once performance
	outstanding	date	hurdle period		price	hurdle met)
			from	to		anytime before:

Growthshare 2001 - Sept 2000 allocation

Options	2,413,900	8 Sept 2000	8 Sept 2003	8 Sept 2005	$6.28	8 Sept 2010
Restricted shares	500,600	8 Sept 2000	8 Sept 2003	8 Sept 2005	$1 per parcel exercised	8 Sept 2005

Growthshare 2001 - March 2001 allocation

Options	150,000	16 March 2001	16 March 2004	16 March 2006	$6.55	16 March 2011
Restricted shares	40,000	16 March 2001	16 March 2004	16 March 2006	$1 per parcel exercised	16 March 2006

Growthshare 2002 - Sept 2001 allocation

Options	13,325,153	6 Sept 2001	6 Sept 2004	6 Sept 2006	$4.90	6 Sept 2011
TSR Performance rights	1,273,782	6 Sept 2001	6 Sept 2004	6 Sept 2006	$1 per parcel exercised	8 Dec 2006

Growthshare 2002 - March 2002 allocation

Options	1,602,000	14 March 2002	14 March 2005	14 March 2007	$5.63	14 March 2012
TSR Performance rights	136,000	14 March 2002	14 March 2005	14 March 2007	$1 per parcel exercised	14 June 2007

Growthshare 2003 - Sept 2002 allocation

Deferred shares	1,774,023	5 Sept 2002	N/A		$1 per parcel exercised	5 Sept 2007
TSR Performance rights	3,687,224	5 Sept 2002	5 Sept 2005	5 Sept 2007	$1 per parcel exercised	5 Dec 2007

Growthshare 2003 - March 2003 allocation

Deferred shares	18,600	7 March 2003	N/A		$1 per parcel exercised	7 March 2008
TSR Performance rights	37,200	7 March 2003	7 March 2006	7 March 2008	$1 per parcel exercised	7 June 2008

Growthshare 2004 - Sept 2003 allocation

Deferred shares	2,025,008	5 Sept 2003	N/A		$1 per parcel exercised	5 Sept 2008
TSR Performance rights	4,099,546	5 Sept 2003	5 Sept 2006	5 Sept 2008	$1 per parcel exercised	5 Dec 2008

Growthshare 2004 - February 2004 allocation

Deferred shares	18,350	20 Feb 2004	N/A		$1 per parcel exercised	20 Feb 2009
TSR Performance rights	36,700	20 Feb 2004	20 Feb 2007	20 Feb 2009	$1 per parcel exercised	20 May 2009

Growthshare 2005 - August 2004 allocation

TSR Performance rights	2,424,714	20 Aug 2004	20 Aug 2007	20 Aug 2009	$1 per parcel exercised	20 Nov 2009
EPS Performance rights	2,424,714	20 Aug 2004	1 July 2004	30 June 2007	$1 per parcel exercised	20 Nov 2009
As deferred shares are allocated as annual fixed remuneration, there is no performance hurdle. Generally, deferred shares will become vested deferred shares after a specified service period.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(iv) Instruments granted during the financial year
The following performance rights were granted in February 2006 in relation to the 2005 long term incentive plan:

	TSR	OEG	RG	NT	ITT	ROI
	performance	performance	performance	performance	performance	performance
	rights	rights	rights	rights	rights	rights

Number of executives who were allocated performance rights	220	220	220	220	220	220
Effective commencement date of instruments	24 Feb 2006	24 Feb 2006	24 Feb 2006	24 Feb 2006	24 Feb 2006	24 Feb 2006

Performance hurdle period — i.e. over what time period executives have to satisfy the performance hurdle for the instruments to vest	1 July 2005 to 30 June 2010	1 July 2005 to 30 June 2008	1 July 2005 to 30 June 2008	1 July 2005 to 30 June 2008	1 July 2005 to 30 June 2008	1 July 2005 to 30 June 2008

Subsequent performance		1 July 2005 to	1 July 2005 to	1 July 2005 to	1 July 2005 to
hurdle period	N/A	30 June 2010	30 June 2010	30 June 2010	30 June 2010	N/A

Number of performance rights issued	571,943	1,143,886	1,143,886	857,914	857,914	1,143,886

Exercise price (once the performance rights become exercisable)	$1per parcel of instruments exercised	$1per parcel of instruments exercised	$1per parcel of instruments exercised	$1per parcel of instruments exercised	$1per parcel of instruments exercised	$1per parcel of instruments exercised

Market price of Telstra shares on commencement date	$3.87	$3.87	$3.87	$3.87	$3.87	$3.87

Fair value (per instrument)	$0.66	$3.18	$3.18	$3.18	$3.18	$3.37

Exercise date (once the instruments become exercisable)	any time before 19 Aug 2012	any time before 19 Aug 2012	any time before 19 Aug 2012	any time before 19 Aug 2012	any time before 19 Aug 2012	any time before 19 Aug 2012

The following performance rights were granted in August 2004:

	TSR performance	EPS performance
	rights	rights

Number of executives who were allocated performance rights	178	178
Effective commencement date of performance rights	20 Aug 2004	20 Aug 2004
Performance hurdle period — i.e. over what time period executives have to satisfy the performance hurdle for the instruments to vest	20 Aug 2007 to 20 Aug 2009	1 Jul 2004 to 30 Jun 2007

Number of performance rights issued	2,473,000	2,473,000

Exercise price (once the instruments become exercisable)	$1per parcel of instruments exercised	$1per parcel of instruments exercised

Market price of Telstra shares on commencement date	$4.89	$4.89

Fair value (per instrument)	$2.63	$4.18

Exercise date (once the instruments become exercisable)	any time before 20 Nov 2009	any time before 20 Nov 2009

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(iv) Instruments granted during the financial year (continued)
The fair value was calculated using a valuation technique that is consistent with the Black Scholes methodology and utilises Monte Carlo simulations. The following weighted average assumptions were used in determining the valuation:

	Growthshare
	performance rights
	Feb 2006	Aug 2004

Share price	$3.87	$4.89
Risk free rate	5.20%	5.39%
Dividend yield	6.0%	5.5%
Expected stock volatility	19%	13.1%
Expected life — performance rights	date the instruments become exercisable	5.25 years
Expected rate of achievement of TSR performance hurdles	15%	62%

The expected stock volatility is a measure of the amount by which the price is expected to fluctuate during a period. This was based on historical daily and weekly closing share prices.
As the RG, OEG, NTT, IT and ROI performance rights are not based on market conditions, no adjustment for the expected achievement of the performance hurdles was made in the valuation.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(v) Instruments which have been forfeited during the financial year
The following instruments issued to participating employees have been forfeited during the financial year due to cessation of employment:

	Instruments forfeited
	during year ended 30 June
Allocation	2006	2005

Options
September 2000	—	419,447
September 2001	888,153	1,631,444
March 2002	—	80,000

Restricted shares
September 2000	—	86,608

Deferred shares
September 2002	41,292	105,856
March 2003	506	3,500
September 2003	94,713	116,595

TSR Performance rights
September 2001	5,500	158,762
March 2002	—	6,800
September 2002	180,281	223,096
March 2003	1,012	7,000
September 2003	272,118	244,648
August 2004	198,314	48,286
February 2006	4,612	—

EPS Performance rights
August 2004	198,314	48,286

OEG Performance rights
February 2006	9,225	—

RG Performance rights
February 2006	9,225	—

NT Performance rights
February 2006	6,918	—

ITT Performance rights
February 2006	6,918	—

ROI Performance rights
February 2006	9,225	—
(vi) Instruments exercised during the financial year
In fiscal 2006, there were 2,000 (2005: nil) options that were exercised from the September 2001 allocation at the exercise price of $4.90. The total proceeds received on exercise of these options was $9,800 (2005: nil). The share price at the date of the transfers of Telstra shares relating to these options was $4.81 (2005: nil).
There were 1,241,282 (2005: nil) performance rights exercised from the September 2001 allocation. These instruments were exercised at various dates throughout the year. The weighted average share price at the date of the transfers of Telstra shares relating to the exercise of these instruments was $4.69 (2005: nil) based on the closing market price on those dates.
There was also 1,516,003 deferred shares (2005: 49,834) that were exercised from the September 2002 allocation, 2,094 (2005: nil) deferred shares from the March 2003 and 500,054 deferred shares (2005: 27,486) that were exercised from the September 2003 allocation. These instruments were exercised at various dates throughout the year. The weighted average share price at the date of the transfers of Telstra shares relating to the exercise of these instruments was $4.43 (2005: $4.87) based on the closing market price on those dates.
The total proceeds received on exercise of our options, deferred shares and performance rights was $10,027 (2005: $8), which includes $9,800 from the exercise of our September 2001 allocation of options.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(vii) Instruments which have expired during the financial year
The following instruments issued to participating employees have expired due to the performance hurdle not being met:

	Instruments expired
	during year ended 30 June
Allocation	2006	2005

Options
September 1999	—	1,395,000
September 2000	2,413,900	—
March 2001	150,000	—
September 2001	—	16,846,680
March 2002	801,000	—

Restricted shares
September 1999	—	236,500
September 2000	500,600	—
March 2001	40,000	—

TSR Performance rights
September 2001		1,607,066
March 2002	68,000	—
September 2002	1,865,832	—
(viii) Instruments outstanding at the end of fiscal 2006
After movements in our share plans during the financial year, the following instruments remain outstanding as at 30 June 2006:

Number
outstanding
As at 30 June 2006

Growthshare 2002 - Sept 2001 allocation

Options	12,435,000
TSR Performance rights	27,000

Growthshare 2002 - March 2002 allocation

Options	801,000
TSR Performance rights	68,000

Growthshare 2003 - Sept 2002 allocation

Deferred shares	216,728
TSR Performance rights	1,641,111

Growthshare 2003 - March 2003 allocation

Deferred shares	16,000
TSR Performance rights	36,188

Growthshare 2004 - Sept 2003 allocation

Deferred shares	1,430,241
TSR Performance rights	3,827,428

Growthshare 2004 - February 2004 allocation

Deferred shares	18,350
TSR Performance rights	36,700

Growthshare 2005 - August 2004 allocation

TSR Performance Rights	2,226,400
EPS Performance Rights	2,226,400

Growthshare 2006 - February 2006 allocation

TSR Performance Rights	567,331
OEG Performance Rights	1,134,661
RG Performance Rights	1,134,661
NT Performance Rights	850,996
ITT Performance Rights	850,996
ROI Performance Rights	1,134,661
Only the September 2001 allocation of options and TSR performance rights, and the September 2002 allocation of deferred shares have become vested instruments, however, they are yet to be exercised.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(ix) Summary of movements

	Incentive shares (i)		Options		Restricted shares		Deferred shares		Performance rights (ii)
		Weighted		Weighted		Weighted		Weighted		Weighted
		average fair		average fair		average fair		average fair		average fair
	Number	value	Number	value	Number	value	Number	value	Number	value

Equity instruments outstanding as at 30 June 2004	—	—	37,863,624	$1.18	863,708	$4.18	4,139,252	$4.34	11,517,824	$2.98
Granted	—	—	—	—	—	—	—	—	4,946,000	$3.41
Forfeited	—	—	(2,130,891)	$1.22	(86,608)	$3.62	(225,951)	$4.34	(736,878)	$3.04
Exercised	—	—	—	—	—	—	(77,320)	$4.37	—	—
Expired	—	—	(18,241,680)	$1.15	(236,500)	$5.64	—	—	(1,607,066)	$2.86

Equity instruments outstanding as at 30 June 2005	—	—	17,491,053	$1.20	540,600	$3.63	3,835,981	$4.34	14,119,880	$3.14
Granted	1,986,435	$4.77	—	—	—	—	—	—	5,719,429	$2.97
Forfeited	(150,849)	$4.77	(888,153)	$1.13	—	—	(136,511)	$4.32	(901,662)	$3.19
Exercised	—	—	(2,000)	$1.13	—	—	(2,018,151)	$4.38	(1,241,282)	$2.86
Expired	—	—	(3,364,900)	$1.49	(540,600)	$3.63	—	—	(1,933,832)	$2.99

Equity instruments outstanding as at 30 June 2006	1,835,586	$4.77	13,236,000	$1.13	—	—	1,681,319	$4.30	15,762,533	$3.12

Equity instruments exercisable as at 30 June 2006	105,899	$4.77	12,435,000	$1.13	—	—	216,728	$4.41	27,000	$2.86

(i)	The incentive shares exercisable relate to those executives that have been made redundant and are then consequently entitled to the incentive shares.

(ii)	Performance rights include TSR, EPS, OEG, RG, NT, ITT and ROI performance rights.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
Telstra directshare and ownshare
(i) Nature of Telstra directshare and ownshare
Telstra directshare
Non-executive directors are required to sacrifice a minimum of 20% of their fees toward the acquisition of restricted Telstra shares, known as directshares. Shares are acquired by the trustee from time to time and allocated to the participating directors on a 6 monthly basis, on dates determined by the trustee at its discretion. Although the trustee holds the shares in trust, the participant retains the beneficial interest in the shares (dividends, voting rights, bonuses and rights issues) until they are transferred at expiration of the restriction period.
The restriction period continues:
•	for five years from the date of allocation of the shares;

•	until the participating director is no longer a director of, or is no longer employed by, a company in the Telstra Group; or

•	until the Board of Telstra determines that an ‘event’ has occurred.
At the end of the restriction period, the directshares will be transferred to the participating director. The participating director is not able to deal in the shares until this transfer has taken place.
The expense associated with shares allocated under this plan is included in the disclosure for directors’ remuneration.
Telstra ownshare
Certain eligible employees may be provided part of their remuneration in Telstra shares. Those employees indicate a preference to be provided Telstra shares as part of their remuneration. Shares are acquired by the trustee from time to time and allocated to these employees at the time their application is accepted. Although the trustee holds the shares in trust, the participant retains the beneficial interest in the shares (dividends, voting rights, bonuses or rights issues) until they are transferred at expiration of the restriction period.
The restriction period continues:
•	for three years or five years depending on the elections available to the participant at the time of allocation;

•	until the participant ceases employment with the Telstra Group; or

•	until the Board of Telstra determines that an ‘event’ has occurred.
At the end of the restriction period, the ownshares will be transferred to the participant. The participant is not able to deal in the shares until this transfer has taken place.
(ii) Instruments outstanding at the beginning of fiscal 2006
The following directshares and ownshares were outstanding at the start of fiscal 2006 but were held by the trustee for the benefit of the relevant directors or employees pending expiration of the restriction period:

Number of
instruments
Directshares	outstanding

15 September 2000 allocation	4,364
19 March 2001 allocation	7,439
14 September 2001 allocation	9,463
14 March 2002 allocation	11,857
5 September 2002 allocation	12,937
7 March 2003 allocation	29,922
5 September 2003 allocation	23,132
20 February 2004 allocation	26,369
20 August 2005 allocation	7,567
19 February 2005 allocation	26,013

159,063

Ownshares
15 September 2000 allocation	49,928
14 September 2001 allocation	47,202
5 September 2002 allocation	471,135
28 October 2002 allocation	138,232
5 September 2003 allocation	333,587
31 October 2003 allocation	207,140
20 August 2004 allocation	318,074
29 October 2004 allocation	247,168

1,812,466

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(iii) Instruments granted during the financial year
The following directshares were granted in August and February of fiscal 2006 and fiscal 2005:

	Directshare Equity Plan
	Aug 2005	Feb 2006	Aug 2004	Feb 2005

Number of eligible non-executive directors	6	6	8	8
Number of participants in the plan	6	6	8	8
Grant date of shares	19 August 2005	17 February 2006	20 August 2004	19 February 2005

Number of shares allocated	20,699	31,286	7,567	26,013
Fair value of shares allocated	$4.78 per share	$4.05 per share	$4.89 per share	$5.29 per share
Total fair value of shares allocated	$98,941	$126,708	$37,003	$137,609

The following ownshares were granted in August and October of fiscal 2006 and fiscal 2005:

	Ownshare Equity Plan
	Aug 2005	Oct 2005	Aug 2004	Oct 2004

Number of eligible participants	9,612	17,559	8,975	16,062
Number of participants in the plan	414	151	311	173
Grant date of shares	19 August 2005	28 October 2005	20 August 2004	29 October 2004

Number of shares allocated	506,420	270,415	348,240	250,386
Fair value of shares allocated	$4.78 per share	$4.18 per share	$4.89 per share	$4.67 per share
Total fair value of shares allocated	$2,420,688	$1,130,335	$1,702,894	$1,169,303

On an allocation of directshares and ownshares, the participants in the plans are not required to make any payment to the Telstra Entity. The August allocation of ownshares relates to employees short term incentive payments and the October allocation relates to shares acquired through salary sacrifice by employees.
The fair value of the instruments issued is determined by the remuneration foregone by the participant. The number of directshares or ownshares allocated is based on the weighted average price of a Telstra share in the week ending on the day before allocation date, in conjunction with the remuneration foregone.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(iv) Instruments exercised during the financial year
Directshares and ownshares are not required to be exercised. The fully paid shares held by the Telstra Growthshare Trust relating to these instruments are merely transferred to the participants at the completion of the restriction period.
The following fully paid shares have been distributed from the Telstra Growthshare Trust at various dates throughout fiscal 2006 to directors and executives under the directshare and ownshare plans respectively:

	No. of shares
	distributed	Fair value
Directshares	45,060	$189,415
Ownshares	901,607	$3,763,870
The following fully paid shares relating to the same plans were distributed during fiscal 2005:

	No. of shares
	distributed	Fair value
Directshares	13,644	$68,629
Ownshares	425,950	$2,033,620
The fair value of directshares and ownshares distributed is determined through reference to the closing market price of a Telstra share on the date of transfer.
(v) Instruments outstanding at the end of fiscal 2006

No. of instruments
outstanding as at
Directshares	30 June 2006

14 September 2001 allocation	5,616
14 March 2002 allocation	8,348
5 September 2002 allocation	8,933
7 March 2003 allocation	23,879
5 September 2003 allocation	18,488
20 February 2004 allocation	21,380
20 August 2005 allocation	6,223
19 February 2005 allocation	21,136
19 August 2005 allocation	20,699
17 February 2006 allocation	31,286

165,988

No. of instruments
outstanding as at
Ownshares	30 June 2006

14 September 2001 allocation	32,395
5 September 2003 allocation	293,764
31 October 2003 allocation	165,932
20 August 2004 allocation	282,031
29 October 2004 allocation	194,084
19 August 2005 allocation	474,237
28 October 2005 allocation	245,251

1,687,694

Sign-on bonus shares
Certain eligible employees may be provided sign-on bonus shares upon commencing employment at Telstra. These shares are held in trust, although the participant retains the beneficial interest in the shares (dividends, voting rights, bonuses or rights issues) until they are transferred at expiration of the restriction period.
The restriction period continues:
•	until a date determined by the chief executive officer; or

•	until the Board of Telstra determines that an ‘event’ has occurred.
At the end of the restriction period, the sign-on bonus shares will be transferred to the participating employee. The employee is not able to deal in the shares until this transfer has taken place.
There were 67,694 (2005: nil) sign-on bonus shares issued in fiscal 2006 to one employee (2005: nil) on 30 March 2006. The fair value of the shares allocated was $3.69 with a total fair value allocated of $249,791. These shares were still outstanding at 30 June 2006.
The fair value of the sign-on bonus shares is based on the weighted average price of a Telstra share in the week ending on the day before allocation date.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
32. Key management personnel compensation
Our key management personnel (KMP) have authority and responsibility for planning, directing and controlling the activities of the Telstra Group. Our KMP consist of:
•	the directors’ of the Telstra Entity; and

•	certain executives in the Chief Executive Officer’s (CEO’s) senior leadership team, referred to as a ‘senior executive’ in this report.
Directors
During fiscal 2006 and fiscal 2005, the directors’ of the Telstra Entity were:

Name	Position
Current directors
Donald G McGauchie	Chairman, Non Executive Director, appointed Chairman 20 July 2004
Solomon D Trujillo	Chief Executive Officer and Executive Director, appointed 1 July 2005
Belinda J Hutchinson	Non Executive Director,
Catherine B Livingstone	Non Executive Director,
Charles Macek	Non Executive Director,
John W Stocker	Non Executive Director,
Peter Willcox	Non Executive Director, appointed 17 May 2006
John Zeglis	Non Executive Director, appointed 17 May 2006

Former directors
John T Ralph	Deputy Chairman, Non Executive Director, retired 11 August 2005
Zygmunt E Switkowski	Chief Executive Officer and Executive Director, resigned 1 July 2005
Samuel H Chisholm	Non Executive Director, resigned 28 October 2004
Anthony J Clark	Non Executive Director, retired 11 August 2005
John E Fletcher	Non Executive Director, resigned 30 June 2006
Senior executives
On 1 July 2005, Mr Solomon Trujillo was appointed CEO and Executive Director. Subsequent to Mr Trujillo’s appointment, we reassessed our KMP in light of the new organisational structure. The senior executives that qualified as KMP for the current year were:

Name	Position
Fiscal 2006 senior executives
Bruce Akhurst	Chief Executive Officer, Sensis
Kate McKenzie	Group Managing Director, Telstra Wholesale, appointed 16 January 2006
David Moffatt	Group Managing Director, Telstra Consumer Marketing and Channels
Deena Shiff	Group Managing Director, Telstra Business, appointed 30 January 2006; previously Group Managing Director Telstra Wholesale from 1 January 2005 to 30 January 2006
John Stanhope	Chief Financial Officer and Group Managing Director, Finance and Administration
David Thodey	Group Managing Director, Telstra Enterprise and Government
Gregory Winn	Group Managing Director, Telstra Operations, appointed 11 August 2005

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
32. Key management personnel compensation (continued)
Senior executives (continued)
During fiscal 2005, the senior executives that formed part of our KMP were:

Name	Position
Fiscal 2005 senior executives
Bruce Akhurst	Chief Executive Officer, Sensis, appointed 1 January 2005; previously Group General Council and Group Managing Director, Telstra Wholesale, Telstra Broadband and Media until 31 December 2004
Douglas Campbell	Group Managing Director, Telstra Country Wide, retired 31 December 2005
David Moffatt	Group Managing Director, Telstra Consumer and Marketing
Ted Pretty	Group Managing Director, Telstra Technology, Innovation and Products, ceased 19 August 2005
Michael Rocca	Group Managing Director, Infrastructure Services
Bill Scales	Group Managing Director, Regulatory, Corporate and Human Relations, retired 12 August 2005
Deena Shiff	Group Managing Director, Telstra Wholesale appointed 1 January 2005
John Stanhope	Chief Financial Officer and Group Managing Director, Finance and Administration
David Thodey	Group Managing Director, Telstra Enterprise and Government
Certain senior executives classified as KMP in the prior year have either resigned, retired or are no longer considered KMP for the purposes of the applicable accounting standard in fiscal 2006.
KMP aggregate compensation
During fiscal 2006 and fiscal 2005, the aggregate compensation provided to our KMP was:

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m
Short term employee benefits	21,841,244	16,183,799	21,841,244	16,183,799
Post employment benefits	2,029,681	1,468,559	2,029,681	1,468,559
Other long term benefits	245,279	272,833	245,279	272,833
Termination benefits	4,027,495	—	4,027,495	—
Equity settled share based payments	4,907,315	9,249,062	4,907,315	9,249,062

	33,051,014	27,174,253	33,051,014	27,174,253

The compensation for each individual KMP with additional details regarding the category of compensation is provided on the following pages.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
32. Key management personnel compensation (continued)
KMP individual compensation
During fiscal 2006, the compensation provided to each individual KMP was:

	Short term employee benefits				Post employment		Other long	Termin-	Equity settled share based payments				Total
	Salary &	Short term	Non-		Superan-	Retirement	term	ation	Short term		Deferred	Other
Year ended	fees	incentives	monetary	Other	nuation	benefits	benefits	benefits	incentives	Directshare	shares	equity
30 June 2006	$	$	$	$	$	$	$	$	$	$	$	$	$

Directors
D McGauchie	312,236	—	3,078	—	12,158	60,094	—	—	—	81,099	—	—	468,665
J Ralph (a) (e)	17,474	—	380	—	—	—	—	462,548	—	—	—	—	480,402
S Trujillo (b) (c)	2,987,861	2,581,200	—	1,745,011	1,012,139	—	75,000	—	—	—	—	309,305	8,710,516
Z Switkowski (a) (d)	5,451	—	35	—	281	—	—	3,151,526	—	—	491,049	4,516	3,652,858
A Clark (a) (e)	9,015	—	458	—	970	—	—	278,846	—	—	—	—	289,289
J Fletcher (a) (e)	94,209	—	2,775	—	8,056	—	—	134,575	—	26,422	—	—	266,037
B Hutchinson	100,611	—	2,288	—	18,551	11,943	—	—	—	29,740	—	—	163,133
C Livingstone	113,063	—	2,288	—	10,998	11,849	—	—	—	31,015	—	—	169,213
C Macek	123,032	—	2,748	—	11,227	12,099	—	—	—	33,565	—	—	182,671
J Stocker	110,817	—	2,288	—	39,006	13,026	—	—	—	37,390	—	—	202,527
P Willcox (b)	11,872	—	—	—	1,069	—	—	—	—	3,235	—	—	16,176
J Zeglis (b)	12,941	—	—	—	—	—	—	—	—	3,235	—	—	16,176

	3,898,582	2,581,200	16,338	1,745,011	1,114,455	109,011	75,000	4,027,495	—	245,701	491,049	313,821	14,617,663

Senior executives
B Akhurst	984,974	1,519,035	11,740	—	188,026	—	29,325	—	276,443	—	115,592	650,036	3,775,171
K McKenzie (b)	223,280	180,950	—	—	20,787	—	6,026	—	22,067	—	—	30,871	483,981
D Moffatt	876,970	1,019,991	18,138	—	316,030	—	29,825	—	131,095	—	129,101	779,461	3,300,611
D Shiff	645,857	768,951	6,062	—	116,643	—	20,000	—	155,829	—	37,438	214,391	1,965,171
J Stanhope	919,499	655,412	9,668	—	101,001	—	25,825	—	126,792	—	76,968	335,804	2,250,969
D Thodey	1,031,086	926,798	8,248	—	52,914	—	27,100	—	108,869	—	105,198	560,789	2,821,002
G Winn (b) (f)	1,280,944	1,408,918	1,685	1,101,907	10,814	—	32,178	—	—	—	—	—	3,836,446

	5,962,610	6,480,055	55,541	1,101,907	806,215	—	170,279	—	821,095	—	464,297	2,571,352	18,433,351

	9,861,192	9,061,255	71,879	2,846,918	1,920,670	109,011	245,279	4,027,495	821,095	245,701	955,346	2,885,173	33,051,014

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
32. Key management personnel compensation (continued)
KMP individual compensation (continued)

(a) These personnel retired or resigned from their position during fiscal 2006. After the date of retirement or resignation, these personnel were not considered to be KMP. As a result, the disclosed compensation includes only compensation during their period of services as a KMP.
(b) These personnel were appointed to the position during fiscal 2006. Prior to the date of appointment, these personnel were not considered to be KMP. As a result, the disclosed compensation includes only compensation from the date of appointment.
(c) On commencement of employment, Mr Trujillo received a one-off sign-on bonus of $1,000,000. This bonus was subsequently transferred to superannuation during fiscal 2006.
In addition, Mr Trujillo received a sign-on incentive in the amount of 50% of his maximum potential benefit under the short term incentive plan ($1,500,000), which has been included in short term incentives. The amount of the sign-on incentive was deducted from his potential short term incentive for the first year of employment.
Other compensation for Mr Trujillo relates to compensation provided for tax equalisation, travel, accommodation and certain relocation costs.
(d) Dr Switkowski ceased employment with the Company effective 1 July 2005. As a result, Dr Switkowski’s compensation includes one day of benefits, together with his termination benefits and equity settled share based payments.
Termination benefits relate to entitlements under Dr Switkowski’s employment contract, equal to 12 months fixed remuneration, in addition to accrued annual leave and long service leave entitlements. Fixed remuneration comprises salary, superannuation and the value of salary sacrificed items.
Other equity compensation represents one day of expense for various instruments, including options, performance rights and restricted shares. These instruments are subject to performance hurdles and may become exercisable in future reporting periods. Refer note 33 for further details on Dr. Switkowski’s holdings of equity instruments upon leaving the Company.
Upon ceasing employment, the deferred shares previously allocated to Dr Switkowski vested and became immediately exercisable. As such, the unamortised amount of compensation was immediately recognised.
(e) Termination benefits paid during fiscal 2006 are to directors that resigned or retired during the year. Termination benefits represent the payment of retirement benefits that accumulated during the period of employment.
(f)  Other compensation for Mr Winn comprises a one-off sign-on bonus of $500,000 and compensation provided for tax equalisation, travel, accommodation and certain relocation costs.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
32. Key management personnel compensation (continued)
KMP individual compensation (continued)
During fiscal 2005, the compensation provided to each individual KMP was:

	Short term employee benefits				Post employment		Other long	Equity settled share based payments			Total
		Short term	Non-		Superan-	Retirement	term		Deferred
Year ended	Salary & fees	incentives	monetary	Other	nuation	benefits	benefits	Directshare	shares	Other equity
30 June 2005	$	$	$	$	$	$	$	$	$	$	$

Directors
D McGauchie	225,503	—	2,317	2,837	11,484	195,396	—	60,054	—	—	497,591
J Ralph	142,957	—	2,253	—	—	79,940	—	19,305	—	—	244,455
Z Switkowski	1,830,900	1,961,000	24,357	—	101,850	—	52,300	—	725,912	2,045,313	6,741,632
S Chisholm (a)	—	—	—	—	—	—	—	—	—	—	—
A Clark	75,706	—	2,753	—	8,493	48,811	—	13,114	—	—	148,877
J Fletcher	43,795	—	3,015	—	6,705	35,603	—	40,000	—	—	129,118
B Hutchinson	70,065	—	2,253	—	6,692	32,004	—	19,189	—	—	130,203
C Livingstone	77,764	—	2,253	—	8,537	46,216	—	21,575	—	—	156,345
C Macek	79,584	—	2,057	—	8,717	40,160	—	22,075	—	—	152,593
J Stocker	71,975	—	2,253	—	6,478	73,130	—	52,173	—	—	206,009

	2,618,249	1,961,000	43,511	2,837	158,956	551,260	52,300	247,485	725,912	2,045,313	8,406,823

Senior executives
B Akhurst	927,664	523,600	11,893	—	177,086	—	29,325	—	196,141	732,594	2,598,303
D Campbell	941,394	310,600	10,149	—	88,356	—	26,825	—	196,141	732,354	2,305,819
D Moffatt (c)	1,133,165	248,300	18,781	400,000	11,585	—	29,825	—	220,968	801,183	2,863,807
T Pretty (c)	1,120,581	540,500	22,370	260,000	24,169	—	29,825	—	224,936	789,217	3,011,598
M Rocca	735,791	416,600	9,817	—	140,459	—	23,375	—	145,754	401,479	1,873,275
B Scales	681,167	428,700	9,635	—	117,583	—	21,625	—	121,946	326,788	1,707,444
D Shiff (b)	277,321	295,150	1,326	—	47,680	—	8,058	—	30,641	102,562	762,738
J Stanhope	800,685	240,150	11,398	—	99,065	—	24,575	—	105,628	365,338	1,646,839
D Thodey	966,890	206,200	8,375	—	52,360	—	27,100	—	176,235	560,447	1,997,607

	7,584,658	3,209,800	103,744	660,000	758,343	—	220,533	—	1,418,390	4,811,962	18,767,430

	10,202,907	5,170,800	147,255	662,837	917,299	551,260	272,833	247,485	2,144,302	6,857,275	27,174,253

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
32. Key management personnel compensation (continued)
KMP individual compensation (continued)

(a) During fiscal 2005, Mr Chisholm declined to receive fees for his Board duties to Telstra. Mr Chisholm resigned during fiscal 2005.
(b) Ms Shiff was appointed to the position of Group Managing Director during fiscal 2005. Prior to the date of appointment, Ms Shiff was not considered to be a KMP. As a result, the disclosed compensation includes only compensation from the date of appointment.
(c) Relates to annual contract payments made to certain executives for continued service with Telstra or as part of their employment contract. These payments were determined at the executives’ initial entry into their contract for employment with the Company.
Principles of compensation
Our directors are remunerated in accordance with the constitution, which provides for the aggregate limit for directors’ fees to be set and varied only by approval of a resolution at the annual general meeting of shareholders. Our constitution provides that the allocation of fees to directors within the pool limit shall be determined by the Board.
In order to maintain the directors independence and impartiality, the compensation of the non-executive directors is not linked to the performance of the Company, except through their participation in Directshares. Our directors must sacrifice at least 20% of their fees into Telstra shares to align their interests with those of our shareholders, refer to note 31 for further details on Directshares.
The Telstra Entity has a Remuneration Committee, which is a committee of Board members responsible for reviewing and recommending to the Board the compensation arrangements for the CEO and executives, which includes the senior executives defined as KMP.
Our compensation structure includes both fixed remuneration and performance incentives designed to complement each other and support the execution of our business strategy in both the short and long term. Fixed compensation comprised salary, superannuation and the value of salary sacrificed items.
We reward our senior executives for performance through a combination of short term incentives (STI) and long term incentives (LTI). The STI rewards the CEO and executives for meeting or exceeding specific key annual business and individual performance measures. Measures and targeted achievement levels are reviewed each year to reflect changes in the business priorities for the forthcoming year.
The STI in relation to fiscal 2006 will be delivered in cash. The STI in relation to fiscal 2005 was allocated half in cash and half in rights to Telstra shares, called ‘incentive shares’. The cash portion of the fiscal 2005 STI was included in short term employee benefits during fiscal 2005 and the incentive shares component was included in equity settled share based payments during fiscal 2006 to represent when the instruments were granted.
The incentive shares vest equally over a period of one, two and three years on the anniversary of their allocation date, subject to the executives’ continued employment with any entity that forms part of the Telstra Group. The first third granted will vest on 19 August 2006.
In fiscal 2005, Mr Scales and Dr Switkowski were the only senior executives that received their STI in cash, as they ceased employment with the Company prior to the allocation of the equity component.
The LTI is intended to support our business strategy by aligning executive compensation with key performance measures and targets that support our transformation. On an annual basis, we invite selected executives who contribute significantly to sustained improvement in shareholder value to participate in an equity based LTI plan, administered through Growthshare. LTI equity instruments issued through the trust can only be exercised to obtain normal ordinary shares between certain time periods and if specific long term Company performance hurdles have been achieved.
During fiscal 2006 and fiscal 2005, our executives received performance rights which will vest in future reporting periods depending upon the company’s achievement of the relevant performance measures. The performance rights have been recorded in other equity in the KMP individual compensation tables.
During fiscal 2005, our deferred share program was discontinued. As the deferred shares will continue to vest over the relevant performance periods, a portion of the value of the deferred shares will continue to be allocated to the executive’s compensation until all deferred shares have vested or lapsed. This treatment is consistent with our other equity plans which have been discontinued, such as our option plan and restricted share plan. The deferred shares have been recorded as deferred remuneration in the KMP individual compensation tables.
For further details of our LTI plans, including detailed explanation of performance hurdles and allocations, refer to note 31.
We recognise an expense for all share-based compensation determined with reference to the fair value at grant date of the equity instruments issued. The fair value is reflected in the KMP’s compensation over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting. Refer to note 2.25 for details on our accounting policy for equity settled share based payments.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
32. Key management personnel compensation (continued)
Individual contracts for services
There are no individual contracts for service with our non-executive directors other than retirement benefits classified as post employment benefits. Only directors appointed prior to 30 June 2002 are eligible to receive retirement benefits upon leaving office.
Our individual senior executives are employed under contracts without a fixed duration, except Mr Winn who was appointed on a two year fixed duration contract. Where both parties mutually agree, Mr Winn’s contract can be extended for a further one year.
Where Telstra terminates an executives’ employment prior to the expiration of their employment contract for reasons other than for misconduct, the senior executive is entitled to between 1 and 6 months notice depending on their respective contract conditions. Alternatively, the individual is entitled to payment in lieu of notice and between 6 and 12 months pay depending on their respective contract conditions. Both elements are calculated on fixed remuneration at the time of termination.
We have included detailed disclosures in relation to the principles of compensation and individual contracts for services in the Remuneration Report, which forms part of the Directors’ Report for the year ended 30 June 2006. In accordance with the Corporations Amendment Regulations 2006 (No.4), 2001, please refer to the Remuneration Report for detailed commentary.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures
Transactions involving our controlled entities
Our transactions with our controlled entities recorded in the income statement and balance sheet are as follows:

			Telstra Group		Telstra Entity
			Year ended/As at		Year ended/As at
			30 June		30 June
			2006	2005	2006	2005
	Note		$m	$m	$m	$m
Income from controlled entities:
Sale of goods and services (a)			—	—	1,092	1,072
Finance income (a)			—	—	3	5
Dividend revenue (b)	6		—	—	560	223

Expenses to controlled entities:
Purchase of goods and services (a)			—	—	399	362
Finance costs (a)			—	—	20	19

Impairment of receivables:
Impairment in amounts owed by controlled entities (c)	7	(a)	—	—	382	475
Reversal of impairment in amounts owed by controlled entities (c)	7	(a)	—	—	—	(15)

Total amounts receivable at 30 June from:
Current
Controlled entities (a) (d)	11		—	—	2,267	2,194
Allowance for amounts owed by controlled entities (c)	11		—	—	(1,851)	(1,469)

			—	—	416	725

Non current
Controlled entities (a)	11		—	—	60	56

Total amounts payable at 30 June to:
Current
Controlled entities — payables (a) (d)	17		—	—	197	5
Controlled entities — loans (e)	18		—	—	1,408	2,400

			—	—	1,605	2,405

(a) The Telstra Entity sold and purchased goods and services and received and paid interest to its controlled entities. These transactions are in the ordinary course of business and are on normal commercial terms and conditions.
The Telstra Entity and certain Australian controlled entities have entered into a deed of cross guarantee. Under this deed, each company (except Telstra Finance Limited) guarantees the payment in full of the debts of the other named companies in the event of their winding up. Refer to note 29 for further details regarding our closed group.
Details of our individual significant transactions involving our controlled entities during fiscal 2006 are detailed as follows:
•	the Telstra Entity received procurement fees from its controlled entity Sensis Pty Ltd for the use of Yellow Pages® and White Pages® trademarks amounting to $647 million (2005: $628 million). As at 30 June 2006, the Telstra Entity recorded revenue received in advance amounting to $332 million (2005: $344 million) for the use of these trademarks;

•	the Telstra Entity paid management fees to its controlled entity Sensis Pty Ltd amounting to $218 million (2005: $211 million) for undertaking agency and contract management services for the national directory service; and

•	the Telstra Entity received income from its controlled entity Telstra Multimedia Pty Ltd amounting to $292 million (2005: $284 million) for access to ducts that store the national hybrid fibre coaxial (HFC) cable network.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
Transactions involving our controlled entities (continued)
(b) The Telstra Entity recorded dividend revenue during fiscal 2006 from the following controlled entities:
•	Network Design and Construction Limited of $200 million (2005: $nil); and

•	Telstra International Limited of $360 million (2005: $nil).
During fiscal 2005, the Telstra Entity recognised tax consolidation distributions from certain wholly owned Australian entities amounting to $223 million in relation to tax losses incurred by these entities that were able to be utilised by the Telstra Entity. This was on the basis that no tax funding arrangement was in place between the entities within the tax consolidated group. Refer to note 9 for further details on tax consolidation.
(c) The profit before income tax expense of the Telstra Entity included an impairment loss of $382 million (2005: $475 million) relating to a movement in allowance for amounts owed by a controlled entity. Refer to note 25 for further details regarding impairment.
(d) The Telstra Entity and its Australian controlled entities have formed a tax consolidated group, which is treated as a single entity for income tax purposes.
During fiscal 2006, the entities within the tax consolidated group entered into a tax funding arrangement. The amounts receivable or amounts payable to the Telstra Entity under this arrangements are due in the next financial year upon final settlement of the current tax payable for the tax consolidated group. During fiscal 2005, no tax funding arrangement was in place and as a result, these funding amounts were recorded in our investment in controlled entities. Refer to note 9 for further details on tax consolidation.
(e) The Telstra Entity operates a current account with some of its Australian controlled entities, being an internal group bank account used to settle transactions with its controlled entities or between two controlled entities. Cash deposit balances in the current account owed to our controlled entities are recorded as loans. All loan balances with our controlled entities are unsecured, with settlement required in cash. Refer to note 18 for further discussion on our borrowings.
Transactions involving our parent entity
The Commonwealth of Australia is the ultimate parent and controlling entity of the Telstra Group. Telstra Corporation Limited is the parent entity in the Telstra Group comprising the Telstra Entity and its controlled entities.
We supply telecommunications services to, and acquire other services from, the Commonwealth of Australia, its Departments of State, trading and other agencies. These transactions are made within normal customer/supplier relationships on terms and conditions no more favourable than those available to other customers or suppliers. There are no exclusive rights to supply any of these services.
Services provided to any one governmental department or agency or the combination of all of these services in total, do not represent a significant component of our operating revenues. For these reasons, the financial report does not disclose transactions relating to the purchase and sale of goods and services from or to the Commonwealth of Australia, its Departments of State, trading and other agencies.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
Transactions involving our jointly controlled and associated entities
Our transactions with our jointly controlled and associated entities recorded in the income statement and balance sheet are as follows:

			Telstra Group		Telstra Entity
			Year ended/As at		Year ended/As at
			30 June		30 June
			2006	2005	2006	2005
	Note		$m	$m	$m	$m

Income from jointly controlled and associated entities:
Sale of goods and services (a)			177	165	83	97
Finance income (a)			—	—	—	18
Dividend revenue	6		—	—	—	1

Expenses to jointly controlled and associated entities:
Purchase of goods and services (a)			510	533	245	277

Impairment of receivables:
Impairment in amounts owed by jointly controlled entities	7	(a)	2	5	—	—

Total amounts receivable at 30 June from:
Current
Jointly controlled and associated entities — trade debtors (a)			32	16	22	12

Non current
Jointly controlled and associated entities — loans (b)	11		229	242	210	204
Allowance for amounts owed by jointly controlled and associated entities (b)	11		(215)	(210)	(210)	(204)

			14	32	—	—

Total amounts payable at 30 June to:
Current
Jointly controlled and associated entities — payables (a)			62	21	59	13

(a) We sold and purchased goods and services, and received interest from our jointly controlled and associated entities. These transactions are in the ordinary course of business and are on normal commercial terms and conditions.
Details of our individual significant transactions involving our jointly controlled and associated entities during fiscal 2006 are detailed as follows:
•	we purchased pay television services amounting to $250 million (2005: $218 million) from our jointly controlled entity FOXTEL. The purchases were to enable the resale of FOXTEL services, including pay television content, to our existing customers as part of our ongoing product bundling initiatives. In addition, we made sales for our cost recoveries from FOXTEL of $77 million (2005: $55 million); and
•	purchases were made by the Telstra Group of $198 million (2005: $226 million) and Telstra Entity of $192 million (2005: $192 million) from our jointly controlled entity Reach Ltd (Reach) in line with market prices. These were for both the purchase of, and entitlement to, capacity and connectivity services. Sales were made for international inbound call termination services, construction and consultancy by the Telstra Group of $61 million (2005: $71 million) and the Telstra Entity of $52 million (2005: $62 million) to Reach.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
Transactions involving our jointly controlled and associated entities (continued)
(b) Loans provided to jointly controlled and associated entities relates mainly to loans provided to Reach Ltd (Reach) of $210 million (2005: $204 million) and the 3GIS Partnership (3GIS) of $14 million (2005: $32 million).
Previously, the Telstra Entity and co-shareholder PCCW Limited (PCCW) bought out a loan facility owed to a banking syndicate by Reach Finance Ltd, a controlled entity of our 50% jointly controlled entity Reach. Our share of the acquisition cost of the loan was US$155.5 million, which was recognised as a receivable at the date of the transaction. During fiscal 2005, we restructured our arrangements with Reach. As a result, the terms of maturity were altered such that the facility is now an interest free loan and repayable on or after 31 December 2010 upon the giving of 6 months notice by both PCCW and us. We have provided for the non-recoverability of the loan as we do not consider that Reach is in a position to be able to repay the loan amount in the medium term.
During fiscal 2005, we formed the jointly controlled entity 3GIS, together with Hutchison 3G Australia Pty Ltd (H3GA), to jointly own and operate H3GA’s existing 3G radio access network and fund future network development. We provided interest free funding to 3GIS for operational expenditure purposes. As a result, we have recognised our share of the loan outstanding by 3GIS amounting to $14 million (2005: $32 million).
Transactions involving other related entities
Post-employment benefits
As at 30 June 2006, Telstra Super owned 12,881,343 (2005: 13,280,885) shares in Telstra Corporation Limited at a cost of $56 million (2005: $67 million) and a market value of $47 million (2005: $67 million). In fiscal 2006, we paid dividends to Telstra Super of $4 million (2005: $5 million). We own 100% of the equity of Telstra Super Pty Ltd, the trustee for Telstra Super.
Telstra Super also holds bonds issued by Telstra Corporation Limited. As at 30 June 2006, Telstra Super holds bonds with a cost of $9 million (2005: $13 million) and a market value of $9 million (2005: $12 million).
All purchases and sales of Telstra shares and bonds by Telstra Super are determined by the trustee and/or its investment managers on behalf of the members of Telstra Super.
Key management personnel (KMP)
Our KMP consists of the Telstra Entity non executive directors and certain senior executives who form part of the chief executive officer’s senior leadership team. Our KMP have authority and responsibility for planning, directing and controlling the activities of the Telstra Group.
Compensation to our KMP
The compensation of each individual director and senior executive defined as a KMP including our compensation policy are discussed in note 32.
Other transactions with our KMP and their related entities
Our KMP have telecommunications services transactions with the Telstra Group, which are not significant and are both trivial and domestic in nature. The KMP related entities also have telecommunications services with us on normal commercial terms and conditions.
Our KMP are provided with telecommunications and other services and equipment to assist them in performing their duties. From time to time, we also make products and services available to our KMP without charge to enable them to familiarise themselves with our products, services and recent technological developments. To the extent it is considered that this provides a benefit to a KMP, it is included in their compensation. Refer note 32 for compensation details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
KMP interests in shares of Telstra Entity
During fiscal 2006, our KMP and their related entities held share capital of the Telstra Entity directly, indirectly or beneficially as follows:

	Total shares		Equity	Shares acquired	Total shares
	held at	Directshare	instruments	or disposed of	held at	Shares that are
	30 June 2005	allocation (a)	exercised	by other means	30 June 2006 (b) held nominally
	Number	Number	Number	Number	Number	Number
Directors
Donald G McGauchie	41,445	16,196	—	—	57,641	55,775
John T Ralph (b)	105,641	—	—	—	105,641	104,641
Solomon D Trujillo	—	—	—	—	—	—
Zygmunt E Switkowski (b)	155,810	—	—	—	155,810	109,010
Anthony J Clark (b)	83,026	—	—	—	83,026	73,026
John E Fletcher (b)	52,934	9,870	—	—	62,804	61,567
Belinda J Hutchinson	67,107	5,870	—	1,801	74,778	35,866
Catherine B Livingstone	39,734	6,104	—	10,000	55,838	44,201
Charles Macek	44,005	6,571	—	—	50,576	50,576
John W Stocker	109,657	7,374	—	—	117,031	114,078
Peter Willcox	10,000	—	—	—	10,000	10,000
John Zeglis	—	—	—	—	—	—

	709,359	51,985	—	11,801	773,145	658,740

Senior executives
Bruce Akhurst	62,491	—	125,900	(150,532)	37,859	32,979
Kate McKenzie	—	—	—	—	—	—
David Moffatt	3,700	—	147,300	—	151,000	3,100
Deena Shiff	14,480	—	36,800	(36,800)	14,480	8,800
John Stanhope	10,940	—	46,800	3,441	61,181	3,960
David Thodey	18,262	—	51,000	(5,000)	64,262	800
Gregory Winn	—	—	—	—	—	—

	109,873	—	407,800	(188,891)	328,782	49,639

	819,232	51,985	407,800	(177,090)	1,101,927	708,379

Total shareholdings include shares held by our KMP and their related entities. Unless related to our employee share plans, shares acquired or disposed by our KMP during fiscal 2006 were on an arm’s length basis at market price.

(a) Shares provided to directors under directshare are subject to a restriction period. The participating directors are not able to deal in the shares until the end of the restriction period, refer to note 31 for further details.
(b) During fiscal 2006, certain directors resigned or retired from office. For these KMP, the number of shares represent those held at the date of leaving office.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
KMP interests in shares of Telstra Entity (continued)
During fiscal 2005, our KMP and their related entities held share capital of the Telstra Entity directly, indirectly or beneficially as follows:

			Shares acquired or
	Total shares held	Directshare	disposed of by	Total shares held	Shares that are
	at 30 June 2004	allocation (a)	other means	at 30 June 2005	held nominally
	Number	Number	Number	Number	Number

Directors
Donald G McGauchie	34,328	7,117	—	41,445	41,445
John T Ralph	101,943	3,698	—	105,641	104,641
Zygmunt E Switkowski	155,810	—	—	155,810	109,010
Anthony J Clark	89,196	2,523	(8,693)	83,026	73,026
John E Fletcher	48,060	4,874	—	52,934	52,934
Belinda J Hutchinson	64,948	2,159	—	67,107	29,996
Catherine B Livingstone	37,191	2,543	—	39,734	29,334
Charles Macek	41,462	2,543	—	44,005	44,005
John W Stocker	101,534	8,123	—	109,657	108,857

	674,472	33,580	(8,693)	699,359	593,248

Senior executives
Bruce Akhurst	62,491	—	—	62,491	54,711
Douglas Campbell	37,200	—	—	37,200	27,500
David Moffatt	3,700	—	—	3,700	3,100
Ted Pretty	2,400	—	—	2,400	2,400
Michael Rocca	12,000	—	—	12,000	—
Bill Scales	9,916	—	—	9,916	1,400
Deena Shiff	14,480	—	—	14,480	8,800
John Stanhope	10,940	—	—	10,940	3,960
David Thodey	18,262	—	—	18,262	5,800

	171,389	—	—	171,389	107,671

	845,861	33,580	(8,693)	870,748	700,919

Total shareholdings include shares held by the KMP and their related entities. Unless related to our employee share plans, shares acquired or disposed by our KMP during fiscal 2005 were on an arm’s length basis at market price.

(a) Shares provided to directors under directshare are subject to a restriction period. The participating directors are not able to deal in the shares until the end of the restriction period, refer to note 31 for further details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
KMP interests in equity instruments of Telstra Entity
The following details the balances and changes in instruments issued for our KMP and their related entities during fiscal 2006.

						Vested and
	Total held	Granted	Exercised		Total held	exercisable
	at 30 June	during the	during the	Other	at 30 June	at 30 June	Vested during
Instrument type	2005	year	year	changes (a)	2006 (b)	2006	the year
director/senior executive	Number	Number	Number	Number	Number	Number	Number
Performance rights
Solomon D Trujillo	—	836,821	—	—	836,821	—	—
Bruce Akhurst	473,600	147,240	(59,000)	(66,900)	494,940	—	—
Kate McKenzie	36,000	55,576	—	—	91,576	—	—
David Moffatt	521,600	149,750	(71,000)	(76,300)	524,050	—	—
Deena Shiff	151,600	100,420	(17,000)	(19,800)	215,220	—	—
John Stanhope	290,000	129,666	(23,000)	(23,800)	372,866	—	—
David Thodey	427,200	136,068	(51,000)	(59,000)	453,268	—	—
Restricted shares
Bruce Akhurst	39,000	—	—	(39,000)	—	—	—
David Moffatt	40,000	—	—	(40,000)	—	—	—
Deena Shiff	5,000	—	—	(5,000)	—	—	—
John Stanhope	14,000	—	—	(14,000)	—	—	—
Options
Bruce Akhurst	805,000	—	—	(188,000)	617,000	617,000	—
David Moffatt	890,000	—	—	(150,000)	740,000	740,000	—
Deena Shiff	202,200	—	—	(24,200)	178,000	178,000	—
John Stanhope	310,000	—	—	(69,000)	241,000	241,000	—
David Thodey	534,000	—	—	—	534,000	534,000	—
Incentive shares
Bruce Akhurst	—	109,540	—	11,427	120,967	—	—
Kate McKenzie	—	17,119	—	1,786	18,905	—	—
David Moffatt	—	51,946	—	5,419	57,365	—	—
Deena Shiff	—	61,747	—	6,441	68,188	—	—
John Stanhope	—	50,241	—	5,241	55,482	—	—
David Thodey	—	43,139	—	4,500	47,639	—	—
Deferred shares
Bruce Akhurst	135,300	—	(66,900)	—	68,400	—	66,900
David Moffatt	152,400	—	(76,300)	—	76,100	—	76,300
Deena Shiff	42,300	—	(19,800)	—	22,500	—	19,800
John Stanhope	73,200	—	(23,800)	—	49,400	—	23,800
David Thodey	121,600	—	—	—	121,600	59,000	59,000
TESOP97
Bruce Akhurst	2,500	—	—	—	2,500	—	—
John Stanhope	2,500	—	—	—	2,500	—	—
TESOP99
Bruce Akhurst	400	—	—	—	400	—	—
Deena Shiff	400	—	—	—	400	—	—
John Stanhope	400	—	—	—	400	—	—

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
KMP interests in equity instruments of Telstra Entity (continued)
(a) During fiscal 2006, other changes for our performance rights, restricted shares and options are a result of instruments expiring due to the specified performance hurdles not being achieved.
Other changes for incentive shares relate to additional incentive shares provided to our senior executives. Any dividends paid by the Company prior to the exercise of their incentives shares will increase the number of Telstra shares allocated to the senior executive when the vested incentive shares are exercised.
(b) For those KMP that have resigned or retired during fiscal 2006, the number of equity instruments represent those instruments held at the date of leaving office.
Equity instruments held by the former chief executive officer
Dr Switkowski ceased employment with the Company effective 1 July 2005. The number of equity instruments held by
Dr Switkowski at the date of leaving office were:

Holding as at 1 July
2005
Number
Performance rights	1,643,600
Restricted shares	96,000
Options	1,810,000
Deferred shares	500,700
TESOP97	2,500
TESOP99	400
Upon ceasing employment, the deferred shares allocated to Dr Switkowski vested and became immediately exercisable, and as such were included in fiscal 2006 compensation. In addition, the TESOP97 shares were exercised during fiscal 2006.
Other equity instruments held by Dr Switkowski were not exercised. These equity instruments are subject to performance hurdles and may become exercisable during future reporting periods.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
KMP interests in equity instruments of Telstra Entity (continued)
The following table details the balances and changes in equity instruments issued under our employee share plans for our KMP and their related entities during fiscal 2005.

					Vested and
	Total held	Granted during	Other	Total held	exercisable at	Vested during
Instrument type	at 30 June 2004	the year	changes (a)	at 30 June 2005	30 June 2005	the year
director/senior executive	Number	Number	Number	Number	Number	Number

Performance rights
Zygmunt E Switkowski	1,259,400	513,200	(129,000)	1,643,600	129,000	129,000
Bruce Akhurst	388,600	144,000	(59,000)	473,600	59,000	59,000
Douglas Campbell	388,600	131,600	(59,000)	461,200	59,000	59,000
David Moffatt	446,200	146,400	(71,000)	521,600	71,000	71,000
Ted Pretty	446,200	146,400	—	592,600	—	—
Michael Rocca	251,200	115,000	(25,000)	341,200	25,000	25,000
Bill Scales	210,400	106,400	(21,000)	295,800	21,000	21,000
Deena Shiff	118,600	50,000	(17,000)	151,600	17,000	17,000
John Stanhope	192,400	120,600	(23,000)	290,000	23,000	23,000
David Thodey	345,200	133,000	(51,000)	427,200	51,000	51,000
Restricted shares
Zygmunt E Switkowski	146,000	—	(50,000)	96,000	—	—
Bruce Akhurst	60,000	—	(21,000)	39,000	—	—
Douglas Campbell	68,000	—	(26,000)	42,000	—	—
David Moffatt	40,000	—	—	40,000	—	—
Ted Pretty	21,000	—	(21,000)	—	—	—
Michael Rocca	22,000	—	(9,000)	13,000	—	—
Bill Scales	5,000	—	—	5,000	—	—
Deena Shiff	5,000	—	—	5,000	—	—
John Stanhope	25,000	—	(11,000)	14,000	—	—
Options
Zygmunt E Switkowski	3,456,000	—	(1,646,000)	1,810,000	1,346,000	1,346,000
Bruce Akhurst	1,542,000	—	(737,000)	805,000	617,000	617,000
Douglas Campbell	1,597,000	—	(777,000)	820,000	617,000	617,000
David Moffatt	1,630,000	—	(740,000)	890,000	740,000	740,000
Ted Pretty	1,722,000	—	(120,000)	1,602,000	—	—
Michael Rocca	640,000	—	(315,000)	325,000	262,000	262,000
Bill Scales	465,000	—	(220,000)	245,000	220,000	220,000
Deena Shiff	380,200	—	(178,000)	202,200	178,000	178,000
John Stanhope	616,000	—	(306,000)	310,000	241,000	241,000
David Thodey	1,068,000	—	(534,000)	534,000	534,000	534,000
Deferred Shares
Zygmunt E Switkowski	500,700	—	—	500,700	—	—
Bruce Akhurst	135,300	—	—	135,300	—	—
Douglas Campbell	135,300	—	—	135,300	—	—
David Moffatt	152,400	—	—	152,400	—	—
Ted Petty	155,100	—	—	155,100	—	—
Michael Rocca	100,600	—	—	100,600	—	—
Bill Scales	84,200	—	—	84,200	—	—
Deena Shiff	42,300	—	—	42,300	—	—
John Stanhope	73,200	—	—	73,200	—	—
David Thodey	121,600	—	—	121,600	—	—

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
KMP interests in equity instruments issued from Growthshare (continued)
The following table details the balances and changes in equity instruments issued from Growthshare for our KMP and their related entities during fiscal 2005 (continued).

					Vested and
	Total held	Granted during	Other	Total held	exercisable at	Vested during
Instrument type	at 30 June 2004	the year	changes (a)	at 30 June 2005	30 June 2005	the year
director/senior executive	Number	Number	Number	Number	Number	Number

TESOP97
Zygmunt E Switkowski	2,500	—	—	2,500	—	—
Bruce Akhurst	2,500	—	—	2,500	—	—
Douglas Campbell	2,500	—	—	2,500	—	—
Michael Rocca	2,500	—	—	2,500	—	—
John Stanhope	2,500	—	—	2,500	—	—
TESOP99
Zygmunt E Switkowski	400	—	—	400	—	—
Bruce Akhurst	400	—	—	400	—	—
Douglas Campbell	400	—	—	400	—	—
Deena Shiff	400	—	—	400	—	—
John Stanhope	400	—	—	400	—	—

(a)	Other changes have arisen in fiscal 2005 as a result of instruments lapsing due to the specified performance hurdles not being achieved.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
34. Events after balance date
We are not aware of any matter or circumstance that has occurred since 30 June 2006 that, in our opinion, has significantly affected or may significantly affect in future years:
•	our operations;

•	the results of those operations; or

•	the state of our affairs;
other than:
Dividend declaration
On 10 August 2006, the directors of Telstra Corporation Limited declared a fully franked final dividend of 14 cents per ordinary share. The record date for the final dividend will be 25 August 2006 with payment being made on 22 September 2006. Shares will trade excluding the entitlement to the dividend on 21 August 2006.
A provision for dividend payable has been raised as at the date of declaration, amounting to $1,739 million. The final dividend will be fully franked at a tax rate of 30%. The financial effect of the dividend declaration was not brought to account as at 30 June
2006.
There are no income tax consequences for the Telstra Group and Telstra Entity resulting from the declaration and payment of the final ordinary dividend, except for $745 million franking debits arising from the payment of this dividend that will be adjusted in our franking account balance.
FOXTEL loan facility
On 31 July 2006, our 50% owned pay television joint venture FOXTEL entered into a new $600 million syndicated secured term loan facility to fund the refinancing of previous loan facilities (including the $550 million syndicated facility), and to enable it to meet future cash flow and expenditure requirements.
The equity contribution deed (ECD) entered into by us and FOXTEL’s other ultimate shareholders, News Corporation Limited and Publishing and Broadcasting Limited has been terminated.
Under this arrangement, recourse to our controlled entity Telstra Media Pty Ltd, as a FOXTEL partner, is limited to the assets of the FOXTEL Partnerships.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management
Financial risk factors
We undertake transactions in a range of financial instruments including:
•	cash assets;

•	receivables;

•	payables;

•	deposits;

•	bills of exchange and commercial paper;

•	listed investments and investments in other corporations;

•	various forms of borrowings, including medium term notes, commercial paper, bank loans and private placements; and

•	derivatives.
Our activities result in exposure to a number of financial risks, including market risk (interest rate risk, foreign currency risk and other price risk), credit risk, operational risk and liquidity risk.
Our overall risk management program seeks to mitigate these risks and reduce volatility on our financial performance. Risk management is carried out centrally by our Treasury department, which is part of our Finance and Administration business unit, under policies approved by the Board of Directors. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.
We enter into derivative transactions in accordance with Board approved policies to manage our exposure to market risks and volatility of financial outcomes that arise as part of our normal business operations. These derivative instruments create an obligation or right that effectively transfers one or more of the risks associated with an underlying financial instrument, asset or obligation. Derivative instruments that we use to hedge risks such as interest rate and foreign currency movements include:
•	cross currency swaps;

•	interest rate swaps; and

•	forward foreign currency contracts.
We do not speculatively trade in derivative instruments. Our derivative transactions are entered into to hedge the risks relating to underlying physical positions arising from our business activities.
Comparatives
We have elected to apply the exemption available under AASB 1: “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” (AASB 1) to apply AASB132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement” from 1 July 2005. Accordingly, we have changed our accounting policies for financial instruments from 1 July 2005. We have elected to early adopt AASB 7: “Financial Instruments: Disclosures” from 1 July 2005. AASB 7 supersedes the disclosure requirements, but not the presentation requirements of AASB 132. The early adoption of AASB 7 did not require comparative information for fiscal 2005 to be restated and disclosed.
Risks and mitigation
The risks associated with our main financial instruments and our policies for minimising these risks are detailed below.
(a) Market risk
Market risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market prices. Components of market risk to which we are exposed are discussed below.
(i) Interest rate risk
Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates.
Interest rate risk arises from interest bearing financial assets and liabilities that we use. Non-derivative interest-bearing assets are predominantly short term liquid assets. Our interest rate liability risk arises primarily from long term foreign debt issued at fixed rates which exposes us to fair value interest rate risk. Our borrowings which have a variable interest rate attached give rise to cash flow interest rate risk.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
(a) Market risk (continued)
(i) Interest rate risk (continued)
Our debt is sourced from a number of financial markets covering domestic and offshore, short term and long term funding. The majority of our debt consists of foreign currency denominated borrowings. We manage our debt in accordance with targeted currency, interest rate, liquidity, and debt portfolio maturity profiles. Specifically, we manage interest rate risk on our net debt portfolio by:
•	controlling the proportion of fixed to variable rate positions in accordance with target levels;

•	ensuring access to diverse sources of funding;

•	reducing risks of refinancing by establishing and managing in accordance with target maturity profiles; and

•	undertaking hedging activities through the use of derivative instruments.
We manage the interest rate exposure on our net debt portfolio to adjust the ratio of fixed interest debt to variable interest debt to our target rates, as required by our debt management policy. Where the actual interest rate profile on the physical debt profile differs substantially from our desired target, we use derivatives, principally interest rate swaps, to adjust towards the target net debt profile. Under the interest rate swaps we agree with other parties to exchange, at specified intervals (mainly quarterly), the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional principal amounts.
We hedge interest rate and currency risk on most of our foreign currency borrowings by entering into cross currency principal swaps and interest rate swaps when required, which have the economic effect of converting foreign currency borrowings to Australian dollar borrowings.
The ‘Derivative financial instruments and hedging activities’ contained in this note provides further information.
The exposure to interest rate changes and the contractual repricing timeframes at 30 June 2006 on our floating rate financial instruments, which do not have offsetting risk positions, are shown in Table A below. These instruments also include cross currency swaps used to hedge our net foreign investments.
Table A

	Contractual repricing dates
	Notional / Principal
	amounts
	6 months or less
	Telstra	Telstra
	Group	Entity
	As at 30 June	As at 30 June
	2006	2006
	$m	$m
Floating rate instruments
Financial assets
Cash at bank	181	32
Bills of exchange and commercial paper	451	387
Cross currency swaps	511	511

Financial liabilities
Bills of exchange and commercial paper	1,457	1,457
Interest rate swaps	450	450
Cross currency swaps	5,246	5,246
Bank loans	111	110

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
(a) Market risk (continued)
(i) Interest rate risk (continued)
Interest rates on our fixed and floating rate financial instruments which do not have offsetting risk positions are shown in Table B below. Foreign interest rate positions on our foreign cross currency and foreign interest rate swaps and on the majority of our foreign borrowings are fully offset, resulting in a nil net foreign interest position.
Accordingly, apart from some foreign borrowings and cross currency swaps which are used to hedge our net foreign investments, only the Australian interest rate positions are included in the table below.
Table B

	Telstra Group			Telstra Entity
	As at 30 June 2006			As at 30 June 2006
		Interest rate range			Interest rate range
	Average			Average
	rate (a)	From	To	rate (a)	From	To
Note	%	%	%	%	%	%

Australian dollar interest rates
Fixed rate instruments
Financial liabilities
Interest rate swaps	6.47	5.60	7.66	6.47	5.60	7.66
Cross currency swaps	6.69	6.25	7.05	6.69	6.25	7.05
Telstra bonds	7.21	6.48	12.60	7.21	6.48	12.60
Finance lease liabilities	9.33	7.56	10.50	7.56	7.56	7.56
Deferred cash settlements	12.40	12.00	12.90	—	—	—
Floating rate instruments
Financial assets
Cash and cash equivalents	5.87	5.75	5.93	5.87	5.75	5.93
Cross currency swaps	5.89	5.89	5.89	5.89	5.89	5.89
Financial liabilities
Bills of exchange and commercial paper	5.68	5.65	5.73	5.68	5.65	5.73
Interest rate swaps	6.21	5.34	7.71	6.21	5.34	7.71
Cross currency swaps	6.67	5.88	7.49	6.67	5.88	7.49
Bank loans	5.82	5.80	5.85	5.82	5.80	5.85
Foreign currency interest rates
Fixed rate instruments
Financial liabilities
Other loans (c)	7.11	7.03	7.19	7.11	7.03	7.19
Floating rate instruments
Financial liabilities
Bills of exchange and commercial paper (c)	7.48	7.44	7.54	7.48	7.44	7.54
Cross currency swaps — Hong Kong dollar (c)	4.61	4.60	4.62	4.61	4.60	4.62
Financial assets
Cash at bank	5.00	0.16	7.25	—	—	—

(a)	The average rate is calculated as the weighted average (based on principal/notional value) effective interest rate.

(b)	The effective yield (effective interest rate) on our net debt at 30 June 2006 was 6.85% for the Telstra Group and 6.51% for the Telstra Entity.

(c)	Used to hedged our net foreign investments.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
(a) Market risk (continued)
(i) Interest rate risk (continued)
Sensitivity analysis
Table C shows the effect on profit and equity after tax as at 30 June 2006 if interest rates at that date had been 10 per cent higher or lower with all other variables held constant, taking into account all underlying exposures and related hedges. Concurrent movements in interest rates and parallel shifts in the yield curves is assumed.
Also included in Table C is the effect on finance costs on our floating rate instruments if interest rates had been 10 per cent higher or lower during the year.
A sensitivity of 10 per cent has been selected as this is considered reasonable given the current level of both short term and long term Australian dollar interest rates. A 10 per cent sensitivity would move short term interest rates from around 6.25% to 6.875% representing a 62.5 basis points shift. This would represent two to three rate increases which is reasonably possible in the current environment with the bias coming from the Reserve Bank of Australia and confirmed by market expectations that interest rates in Australia are more likely to move up than down in the coming period.
It should be noted that the results reflect the net impact on a hedged basis which will be primarily reflecting the Australian dollar floating or Australian dollar fixed position from the cross currency and interest rate swap hedges and therefore it is the movement in the Australian dollar interest rates which is the important assumption in this sensitivity analysis.
The impact of the sensitivity analysis on finance costs is due to two factors, the impact on interest expense being incurred on our net floating rate Australian dollar positions during the year and the ineffectiveness resulting from the change in fair value of both our derivatives and borrowings which are designated in a fair value hedge. These two factors offset each other as the ineffective component results in a gain and the increase in finance costs results in an increase in expense. The net impact on net profit is relatively small reflecting the hedge strategy adopted by Telstra in terms of repricing risk.
Table C

	Telstra Group			Telstra Entity
	As at 30 June 2006			As at 30 June 2006
			Equity (Cash			Equity (Cash
			flow hedging		Profit before	flow hedging
	Finance costs	Net profit	reserve)	Finance costs	income tax	reserve)
	$m	$m	$m	$m	$m	$m

If interest rates were 10 per cent higher with all other variables held constant — increase/(decrease)	8	(8)	29	8	(8)	29
If interest rates were 10 per cent lower with all other variables held constant — increase/(decrease)	(8)	8	(29)	(8)	8	(29)
(ii) Foreign currency risk
Foreign currency risk refers to the risk that the value of a financial commitment, recognised asset or liability will fluctuate due to changes in foreign currency rates. Our foreign currency exchange risk arises primarily from:
•	borrowings denominated in foreign currencies;

•	firm commitments or highly probable forecast transactions for receipts and payments settled in foreign currencies or with prices dependent on foreign currencies; and

•	net investments in foreign operations.
We are exposed to foreign exchange risk from various currency exposures, primarily with respect to:
•	United States dollars;

•	British pounds sterling;

•	New Zealand dollars;

•	Euro;

•	Swiss francs;

•	Hong Kong dollars;

•	Japanese yen;

•	Swedish krona; and

•	Singapore dollar.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
(a) Market risk (continued)
(ii) Foreign currency risk (continued)
Our economic foreign currency risk is assessed for each individual currency and for each hedge type, calculated by aggregating the net exposure for that currency for that hedge type.
We minimise our exposure to foreign currency risk by initially seeking contracts effectively denominated in Australian dollars where possible and economically favourable to do so. Where this is not possible we manage our exposure as follows.
Foreign exchange risk that arises from firm commitments or highly probable transactions are managed principally through the use of forward foreign currency derivatives. We hedge a proportion of these transactions (such as international telecommunications traffic transactions settled in foreign currencies) in each currency in accordance with our risk management policy.
Cash flow foreign currency risk arises primarily from foreign currency overseas borrowings. We hedge this risk on the major part of our foreign currency denominated borrowings by effectively converting them to Australian dollar borrowings by entering into cross currency swaps at inception to maturity. A relatively small proportion of our foreign currency borrowings are not swapped into Australian dollars where they are used as hedges for foreign exchange exposure such as translation foreign exchange risk from our offshore business investments.
Foreign currency risk also arises on translation of the net assets of our non-Australian controlled entities which have a different functional currency. The foreign currency gains or losses arising from this risk are recorded through the foreign currency translation reserve. We manage this translation foreign exchange risk with forward foreign currency contracts, cross currency swaps and/or borrowings denominated in the currency of the entity concerned.
Where a subsidiary hedges foreign exchange transactions it designates hedging instruments with the Treasury department as fair value hedges or cash flow hedges as appropriate. External foreign exchange contracts are designated at the group level as hedges of foreign exchange risk on specific assets, liabilities or future transactions.
Also refer to ‘Derivative financial instruments and hedging activities’ contained in this note.
Sensitivity analysis
The following Table D shows the effect on profit and equity after tax as at 30 June 2006 from a 10 percent adverse/favourable movement in exchange rates at that date on a total portfolio basis with all other variables held constant, taking into account all underlying exposures and related hedges.
Adverse versus favourable movements are determined relative to the underlying exposure. An adverse movement in exchange rates implies an increase in our foreign currency risk exposure and a worsening of our financial position. A favourable movement in exchange rates implies a reduction in our foreign currency risk exposure and an improvement of our financial position.
A sensitivity of 10 per cent has been selected as this is considered reasonable given the current level of exchange rates and the volatility observed both on an historical basis and market expectations for future movement. Looking at the Australian dollar exchange rate against the United States dollar, the year end rate of 0.74235 would generate a 10 per cent adverse position of 0.6681 and a favourable position of 0.8166. This range is considered reasonable given the historic ranges that have been observed, for example over the last five years, the Australian dollar exchange rate against the US dollar has traded in the range 0.7985 to 0.4848.
Our foreign currency risk exposure from recognised assets and liabilities arises primarily from our long term borrowings denominated in foreign currencies. There is no significant impact on profit from foreign currency movements associated with these borrowings as they are effectively hedged.
The net gain in the cash flow hedge reserve reflects the result of exchange rate movements on the derivatives held in our cash flow hedges which will be released to the income statement in the future as the underlying hedged items affect profit.
For the Telstra Group, our foreign currency translation risk associated with our foreign investments results in some volatility to the foreign currency translation reserve. The impact on the foreign currency translation reserve relates to the hedging of our net investments in New Zealand dollars and Hong Kong dollars where the notional amount hedged equates to approximately 40%. The net loss of $211 million in the foreign currency translation reserve takes into account the related hedges and represents the impact of the unhedged portion. For the Telstra Entity there is a gain of $78 million resulting from the hedging instruments used to hedge our net foreign investments. This amount is transferred to the foreign currency translation reserve in the Telstra Group.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Sensitivity analysis
Table D

	Telstra Group		Telstra Entity
	As at 30 June 2006		As at 30 June 2006
	Equity			Equity
	(foreign	Equity		(foreign	Equity
	currency	(cash flow		currency	(cash flow
	translation	hedging		translation	hedging
	reserve)	reserve)	Net profit	reserve)	reserve)
	$m	$m	$m	$m	$m

If there was a 10% adverse movement in exchange rates with all other variables held constant — increase/(decrease)	(211)	43	78	—	41
If there was a 10% favourable movement in exchange rates with all other variables held constant — increase/(decrease)	211	(43)	(78)	—	(41)
(b) Credit risk
Credit risk is the risk that a contracting entity will not complete its obligations under a financial instrument and cause us to make a financial loss. We have exposure to credit risk on all financial assets included in our balance sheet. To help manage this risk:
•	we have a policy for establishing credit limits for the entities we deal with;

•	we may require collateral where appropriate; and

•	we manage exposure to individual entities we either transact with or enter into derivative contracts with (through a system of credit limits).
The major concentrations of credit risk for the Telstra Group and the Telstra Entity arise from our transactions in money market instruments, forward foreign currency contracts, cross currency and interest rate swaps. For credit purposes, there is only a credit risk where the contracting entity is liable to pay us in the event of a closeout. We have policies that limit the amount of credit exposure to any financial institution. Derivative counterparties and cash transactions are limited to financial institutions that meet minimum credit rating criteria in accordance with our policy requirements.
One of the methods that we use to manage the risk relating to these instruments is to monitor our exposure by country of financial institution. When reviewing concentrations of risk, we adjust for the period to maturity of relevant instruments in our portfolio to accurately consider our exposure at a point in time. On this basis, our credit risk exposure on financial assets outstanding at balance date (which includes a time based volatility allowance (VAR)) by country of financial institution is included in Table E below.
Table E

	Telstra Group		Telstra Entity
	Credit risk concentrations (VAR based)
	As at 30 June 2006		As at 30 June 2006
	%	$m	%	$m

Australia	34.6	1,983	35.1	1,983
United States	32.5	1,858	32.9	1,858
Japan	3.9	223	3.9	223
Europe	14.1	807	14.3	807
United Kingdom	4.0	229	4.1	229
Canada	2.3	133	2.4	133
Switzerland	7.1	409	7.2	409
Hong Kong	1.0	59	—	—
New Zealand	0.5	26	0.1	9

	100.0	5,727	100.0	5,651

Our maximum exposure to credit risk based on the recorded amounts of our financial assets reported at 30 June 2006, net of any applicable provisions for loss, amounts to $4,889 million for the Telstra Group and $4,357 million for the Telstra Entity. For the Telstra Group this comprises current financial assets of $4,411 million (Telstra Entity: $3,839 million) and non current financial assets of $478 million (Telstra Entity: $518 million). Details of our financial assets are shown in Table G. Where entities have a right of set-off and intend to settle on a net basis under master netting arrangements, this set-off has been recognised in the financial statements on a net basis.
We do not have any other significant operating exposure to any individual contracting entity.
We may also be subject to credit risk for transactions which are not included in the balance sheet, such as when we provide a guarantee for another party. Details of our contingent liabilities and contingent assets are available at note 27.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
(c) Liquidity risk
Liquidity risk includes the risk that, as a result of our operational liquidity requirements:
•	we will not have sufficient funds to settle a transaction on the due date;

•	we will be forced to sell financial assets at a value which is less than what they are worth; or

•	we may be unable to settle or recover a financial asset at all.
To help reduce these risks we:
•	have a liquidity policy which targets a minimum and average level of cash and cash equivalents to be maintained;

•	have readily accessible standby facilities and other funding arrangements in place;

•	generally use instruments that are tradeable in highly liquid markets; and

•	have a liquidity portfolio structure that requires surplus funds to be invested within various bands of liquid instruments ranging from ultra liquid, highly liquid and liquid instruments.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
(c) Liquidity risk (continued)
The contractual maturity of our fixed and floating rate financial liabilities and derivatives at 30 June 2006 are shown in Table F below.
Table F

	Telstra Group				Telstra Entity
	As at 30 June 2006				As at 30 June 2006
	Contractual maturity				Contractual maturity
	(nominal cash flows)				(nominal cash flows)
	Less than	1 to 2	2 to 5	over	Less than	1 to 2	2 to 5	over 5
	1 year	years	years	5 years	1 year	years	years	years
	$m	$m	$m	$m	$m	$m	$m	$m

Derivative financial assets and liabilities
Derivative financial liabilities
Interest rate swaps — pay fixed (i)	(17)	(15)	(16)	(16)	(17)	(15)	(16)	(16)
Interest rate swaps — pay variable (i)	2	(1)	(7)	(7)	2	(1)	(7)	(7)
Cross currency swaps — AUD leg (fixed) (ii)	(18)	(18)	(54)	(316)	(18)	(18)	(54)	(316)
Cross currency swaps — AUD leg (variable) (ii)	(837)	(1,648)	(3,716)	(3,153)	(837)	(1,648)	(3,716)	(3,153)
Forward foreign currency contracts (ii)	(779)	—	—	—	(779)	—	—	—
Derivative financial assets
Interest rate swaps — receive fixed (i)	61	39	97	56	61	39	97	56
Interest rate swaps — receive variable (i)	1	2	7	—	1	2	7	—
Cross currency swaps — foreign leg (fixed) (ii)	53	1,072	69	166	53	1,072	69	166
Cross currency swaps — foreign leg (variable) (ii)	647	359	3,351	2,724	647	359	3,351	2,724
Forward foreign currency contracts (ii)	773	—	—	—	773	—	—	—
Non-derivative financial liabilities
Telstra bonds	(184)	(184)	(1,428)	(2,014)	(184)	(184)	(1,428)	(2,014)
Bank loans	(111)	—	—	—	(110)	—	—	—
Other loans	(866)	(1,813)	(4,656)	(4,553)	(866)	(1,813)	(4,656)	(4,553)
Finance lease liabilities	(13)	(12)	(23)	(52)	(7)	(6)	(10)	—
Bills of exchange and commercial paper	(1,490)	—	—	—	(1,490)	—	—	—
Deferred cash settlements	(123)	(10)	(29)	(283)	—	—	—	—
Non-derivative financial assets
Bills of exchange and commercial paper	451	—	—	—	387	—	—	—

(i)	net amounts for interest rate swaps for which net cash flows are exchanged.

(ii)	contractual amounts to be exchanged representing gross cash flows to be exchanged.

(iii)	for floating rate instruments, the amount disclosed is determined by reference to the interest rate at the last re-pricing date.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Net fair value of our financial assets and financial liabilities
The carrying amounts and fair value of our financial assets and financial liabilities is shown in Table G below:
Table G

	Telstra Group		Telstra Entity
	As at 30 June 2006		As at 30 June 2006
	Carrying		Carrying
	amount	Fair value	amount	Fair value
	$m	$m	$m	$m

Financial assets — current
Cash at bank and on hand	238	238	87	87
Bills of exchange and commercial paper	451	451	387	387
Trade debtors	2,421	2,421	1,771	1,771
Accrued revenue	1,027	1,027	971	971
Amounts owed by controlled entities	—	—	416	416
Other receivables	253	253	186	186
Cross currency swap hedge receivable	20	20	20	20
Forward contract asset	1	1	1	1

	4,411	4,411	3,839	3,839

Financial assets — non current
Amounts owed by jointly controlled and associated entities	14	14	—	—
Amounts owed by controlled entities	—	—	60	60
Other receivables	73	73	67	67
Cross currency swap hedge receivable	222	222	222	222
Interest rate swap asset	169	169	169	169

	478	478	518	518

	4,889	4,889	4,357	4,357

Financial liabilities — current
Trade creditors	738	738	586	586
Accrued interest and other accrued expenses	2,440	2,440	2,111	2,111
Other creditors	269	269	171	171
Amounts owed to controlled entities	—	—	197	197
Deferred cash settlements	123	123	—	—
Loans from wholly owned controlled entities	—	—	1,408	1,408
Bills of exchange and commercial paper	1,457	1,481	1,457	1,481
Bank loans	111	111	110	110
Other loans	394	396	394	396
Finance leases	7	7	5	5
Cross currency swap hedge payable	6	6	6	6
Forward contract liability	6	6	6	6

	5,551	5,577	6,451	6,477

Financial liabilities — non current
Other creditors	70	70	65	65
Deferred cash settlements	127	127	—	—
Telstra bonds	2,613	2,658	2,613	2,658
Other loans	8,748	9,336	8,748	9,273
Finance leases	48	48	15	15
Cross currency hedge payable	612	612	612	612
Interest rate swap payable	156	156	156	156

	12,374	13,007	12,209	12,779

	17,925	18,584	18,660	19,256

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Net fair value of our financial assets and financial liabilities (continued)
(i) Unless there is evidence to suggest otherwise, financial assets and financial liabilities with a short term to maturity are considered to approximate net fair value.
(ii) The reported balance of our borrowings and derivative instruments excludes accrued interest which is recorded in current ‘trade and other receivables’ and current ‘trade and other payables’ in the balance sheet.
(iii) Derivative financial assets and derivative financial liabilities are carried at fair value. Fair value is based on the present value of the estimated future cash flows using an appropriate market based yield curve (also refer to note 2.27).
(iv) The fair value of the Telstra bonds is calculated as the present value of the estimated future cash flows using an appropriate market based yield curve (refer also to note 2.27). The carrying value of Telstra bonds is at amortised cost.
(v) Other loans comprise predominantly foreign denominated debt. The difference between the fair value and carrying value arises from the mixed measurement bases where only part of the foreign currency borrowing portfolio is carried at fair value with the remaining part at amortised cost. Fair value is based on the present value of the estimated future cash flows using an appropriate market based yield curve (also refer to note 2.27).
The carrying amount of other loans are denominated in the following currencies:
Table H

	Telstra Group	Telstra Entity
	Carrying value
	As at	As at
	30 June 2006	30 June 2006
	$m	$m
Australian dollar	245	245
Euro	6,336	6,336
United States dollar	1,028	1,028
United Kingdom pound	487	487
Japanese yen	472	472
New Zealand dollar	164	164
Swiss francs	326	326
Singapore dollar	84	84

	9,142	9,142

(vi) During the year we incurred impairment losses on our financial assets of $163 million for the Telstra Group and $520 million for the Telstra Entity. For the Telstra Group impairment losses comprised $161 million on trade and other receivables and $2 million on amounts owed by associated entities. For the Telstra Entity impairment losses comprised $138 million on trade and other receivables and $382 million on amounts owed by controlled entities.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Derivative financial instruments and hedging activities
We hold a number of different financial instruments to hedge risks relating to underlying transactions. Our major exposure to interest rate risk and foreign currency risk arises from our long term borrowings. Details of our hedging activities are provided below.
We designate certain derivatives as either:
•	hedges of the fair value of recognised liabilities (fair value hedges);

•	hedges of foreign currency risk associated with recognised liabilities or highly probable forecast transactions (cash flow hedges); or

•	hedges of a net investment in a foreign operation (net investment hedge).
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value.
The terms and conditions in relation to our derivative instruments are similar to the terms and conditions of the underlying hedged items. During the year we discontinued hedge accounting for our British pound borrowing in a fair value hedge. There was no material impact on our income statement. All other hedging relationships were effective at the reporting date.
For further details reference should be made to note 2.26.
(a) Fair value hedges
During the period we held cross currency principal and interest rate swaps to mitigate our exposure to changes in the fair value of foreign denominated debt from fluctuations in foreign currency and interest rates. The hedged items designated were a portion of our foreign currency denominated borrowings. The changes in the fair values of the hedged items resulting from movements in exchange rates and interest rates are offset against the changes in the value of the cross currency and interest rate swaps. The objective of this hedging is to convert foreign currency borrowings to floating Australian dollar borrowings.
Gains or losses from remeasuring the fair value of the hedge instrument are recognised within ‘finance costs’ in the income statement, together with gains and losses in relation to the hedged item where those gains or losses relate to the hedged risks. This net result largely represents ineffectiveness attributable to movements in Telstra’s borrowing margins. The remeasurement of the hedged items resulted in a loss before tax of $3 million (Telstra Entity: $3 million) and the changes in the fair value of the hedging instruments resulted in a gain before tax of $29 million (Telstra Entity: $29 million) resulting in a net gain before tax of $26 million (Telstra Entity: $26 million) recorded in ‘finance costs’ in the 2006 financial year.
The effectiveness of the hedging relationship is tested prospectively and retrospectively by means of statistical methods using a regression analysis. Regression analysis is used to analyse the relationship between the derivative instruments (the dependent variable) and the underlying borrowings (the independent variable). The primary objective is to determine if changes to the hedged item and derivative are highly correlated and, thus, supportive of the assertion that there will be a high degree of offset in fair values achieved by the hedge.
Refer to Table J and Table K for the value of our derivatives designated as fair value hedges at 30 June 2006.
(b) Cash flow hedges
Cash flow hedges are used to hedge exposures relating to our borrowings and our ongoing business activities, where we have highly probable purchase or settlement commitments in foreign currencies.
During the year, we entered into cross currency and interest rate swaps as cash flow hedges of future payments denominated in foreign currency resulting from our long-term overseas borrowings. The hedged items designated were a portion of the outflows associated with these foreign denominated borrowings. The objective of this hedging is to hedge foreign currency risks arising from spot rate changes and thereby mitigate the risk of payment fluctuations as a result of exchange rate movements.
We also entered into forward foreign currency contracts as cash flow hedges to hedge forecast transactions denominated in foreign currency which hedge foreign currency risk arising from spot rate changes. The hedged items comprised highly probable forecast foreign currency payments for operating and capital items.
The effectiveness of the hedging relationship relating to our borrowings is calculated prospectively and retrospectively by means of statistical methods using a regression analysis. The actual derivative instruments in a cash flow hedge are regressed against the hypothetical derivative. The primary objective is to determine if changes to the hedged item and derivative are highly correlated and, thus, supportive of the assertion that there will be a high degree of offset in cash flows achieved by the hedge.
The effectiveness of our hedges relating to highly probable transactions is assessed prospectively based on matching of critical terms. As both the nominal volumes and currencies of the hedged item and the hedging instrument are identical, a highly effective hedging relationship is expected. An effectiveness test is carried out retrospectively using the cumulative dollar-offset method. For this, the changes in the fair values of the hedging instrument and the hedged item attributable to exchange rate changes are calculated and a ratio is created. If this ratio is between 80 and 125 per cent, the hedge is effective.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Derivative financial instruments and hedging activities (continued)
(b) Cash flow hedges (continued)
The effective portion of gains or losses on remeasuring the fair value of the hedge instrument are recognised directly in equity in the cash flow hedging reserve until such time as the hedged item affects profit or loss, then the gains or losses are transferred to other revenue or other expenses in the income statement. In our hedge of forecast transactions, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or fixed asset), the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset. Gains or losses on any portion of the hedge determined to be ineffective are recognised immediately in the income statement within other expenses or other revenue. During the year there was no material ineffectiveness attributable to our cash flow hedges.
If a forecast transaction is no longer expected to occur, the cumulative gains or losses on the hedging instrument that were deferred in equity are transferred immediately to the income statement. During the year we did not discontinue hedge accounting for forecast transactions no longer expected to occur.
During 2006, net gains totalling $229 million after tax (Telstra Entity: $229 million) resulting from the change in the fair value of derivatives were taken directly to equity in the cash flow hedge reserve. These changes constitute the effective portion of the hedging relationship. Net gains amounting to $294 million after tax (Telstra Entity: $295 million) recognised in the cash flow hedge reserve were transferred to the income statement during the year.
Refer to Table J, Table K and Table L for the value of our derivatives designated as cash flow hedges at 30 June 2006.
The following table shows the maturities of the payments, that is when the cash flows are expected to occur.
Table I

	Telstra Group	Telstra Entity
	Nominal cash outflows
	As at	As at
	30 June 2006	30 June 2006
	$m	$m
Highly probable forecast purchases (i)
- less than one year	(757)	(734)

Borrowings (ii)
- less than one year	(431)	(431)
- one to five years	(2,924)	(2,924)
- greater than five years	(1,978)	(1,978)

	(5,333)	(5,333)

(i) These amounts will affect our income statement in the same time period as the cash flows are expected to occur except for purchases of fixed assets in which case the gains and losses on the associated hedging instruments are included in the measurement of the initial cost of the asset. The hedged asset purchases affect profit as the assets are depreciated over their useful lives. Included in the forecast purchases of $757 million (Telstra Entity: $734 million) are $593 million of fixed asset purchases (Telstra Entity: $593 million).
(ii) The impact on our income statement from foreign currency translation movements associated with these hedged borrowings is expected to be nil as these borrowings are effectively hedged.
(c) Hedges of net investments in foreign operations
We have exposure to foreign currency risk as a result of our investments in offshore activities, including our investments in TelstraClear Limited and Hong Kong CSL Limited (CSL). This risk is created by the translation of the net assets of these entities from their functional currency to Australian dollars. We hedge our investments in foreign operations to mitigate exposure to this risk using forward foreign currency contracts, cross currency swaps and/or borrowings in the relevant currency of the investment.
The effectiveness of the hedging relationship is tested using prospective and retrospective effectiveness tests. In a retrospective effectiveness test, the changes in the fair value of the hedging instruments and the change in the value of the hedged net investment from spot rate changes are calculated and a ratio is created. If this ratio is between 80 and 125 per cent, the hedge is effective. The prospective effectiveness test is performed based on matching of critical terms. As both the nominal volumes and currencies of the hedged item and the hedging instrument are identical, a highly effective hedging relationship is expected.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Derivative financial instruments and hedging activities (continued)
(c) Hedges of net investments in foreign operations (continued)
Gains or losses on remeasurement of our derivative instruments designated as hedges of foreign investments are recognised in the foreign currency translation reserve in equity to the extent they are effective. The cumulative amount of the recognised gains or losses included in equity are transferred to the income statement when the foreign operation is sold.
Gains or losses on any portion of the hedge determined to be ineffective are recognised in the income statement within other expenses or other revenue. During the year there was no material ineffectiveness attributable to our net investment hedges.
During the year net gains of $50 million on our hedging instruments were taken directly to equity in the foreign currency translation reserve in the consolidated balance sheet.
Refer to Table J and Table L for the value of our derivatives designated as hedges of net foreign investments at 30 June 2006.
In addition, included in the carrying value of ‘other loans’ and ‘bills of exchange and commercial paper’ at 30 June 2006 are New Zealand dollar denominated borrowings of $164 million (fair value: $164 million) and New Zealand dollar denominated commercial paper of $334 million (fair value: $334 million). These were designated as a hedging instrument of our net investment in TelstraClear. The loans are included within non current financial liabilities and the commercial paper is included within current financial liabilities of the Telstra Group and the Telstra Entity. A foreign exchange gain of $58 million on translation of these borrowings and commercial paper to Australian dollars was recognised in equity in the foreign currency translation reserve in the consolidated balance sheet.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Derivative financial instruments and hedging activities (continued)
(d) Hedging instruments
Derivative hedging instruments
Details of our derivative hedging instruments as at balance date are shown in Table J, Table K and Table L below. The fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months, and as a current asset or liability if the remaining maturity of the hedged item is less than 12 months.
Table J

	Telstra Group		Telstra Entity
	As at 30 June 2006		As at 30 June 2006
	Assets	Liabilities	Assets	Liabilities
	$m	$m	$m	$m
Cross currency swaps
Current
Cross currency swaps — designated cash flow hedges of other loans (i)	11	—	11	—
Cross currency swaps — designated fair value hedges of other loans	9	—	9	—
Cross currency swaps — designated hedge of net foreign investment	—	6	—	6

Total	20	6	20	6

Non current
Cross currency swaps — designated cash flow hedges of other loans (i)	53	350	53	350
Cross currency swaps — designated fair value hedges of other loans	169	259	169	259
Cross currency swaps — designated hedge of net foreign investment	—	3	—	3

Total	222	612	222	612

(i)	Gains or losses recognised in the cash flow hedging reserve in equity (refer note 22) on cross currency swap contracts as at 30 June 2006 will be continuously released to the income statement until the underlying borrowings are repaid.
Table K

	Telstra Group		Telstra Entity
	As at 30 June 2006		As at 30 June 2006
	Assets	Liabilities	Assets	Liabilities
	$m	$m	$m	$m

Interest rate swaps
Non current
Interest rate swaps — designated cash flow hedges of other loans (ii)	106	107	106	107
Interest swaps — designated fair value hedges of other loans	63	49	63	49

Total	169	156	169	156

(ii)	Gains or losses recognised in the cash flow hedging reserve in equity (refer to note 22) on interest rate swap contracts as at 30 June 2006 will be continuously released to the income statement until the underlying borrowings are repaid.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Derivative financial instruments and hedging activities (continued)
(d) Hedging instruments (continued)
Derivative hedging instruments (continued)
The fair value of our net Australian dollar amounts receivable/ (payable), settlement dates and average contractual forward exchange rates are as follows:
Table L

	Telstra Group		Telstra Entity
	As at 30 June 2006		As at 30 June 2006
	Assets	Liabilities	Assets	Liabilities
	$m	$m	$m	$m

Forward foreign currency contracts
United States (US) dollars — designated as cash flow hedges: highly probable purchases
- less than 3 months, at contractual forward exchange rates averaging United States dollars 0.7328	—	2	—	2
- 3 to 12 months, at contractual forward exchange rates averaging United States dollars 0.7347	—	2	—	2

	—	4	—	4

New Zealand (NZ) dollars — designated as hedge: net foreign investment
- 3 than 12 months, at contractual forward exchange rates averaging New Zealand dollars 1.1946	—	2	—	2

Hong Kong (HK) dollars — designated as hedge: net foreign investment
- 3 to 12 months, at contractual forward exchange rates averaging Hong Kong dollars 5.7248	1	—	1	—

Total	1	6	1	6

(i)	Gains or losses recognised in the cash flow hedging reserve in equity (refer to note 22) on forward foreign exchange contracts as at 30 June 2006 will be released to the income statement at dates when the cash flow from the underlying forecast transactions will occur. However, where the underlying forecast transaction is a purchase of a non-financial asset (for example, inventory or a fixed asset) the gain or loss in the cash flow hedging reserve will be transferred and included in the measurement of the initial cost of the asset at the date the asset is recognised.

(ii)	Other forward exchange contracts which are not included in the above designated hedging relationships have been entered into to hedge exposure of other payables and receivables recognised in the balance sheet. These balances are not significant.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Derivative financial instruments and hedging activities (continued)
Breaches
During the year we have not breached any of our agreements with our lenders.
Capital Risk Management
Our objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.
In order to maintain or adjust the capital structure, we may adjust the amount of dividends paid to shareholders, return capital to shareholders or issue new shares.
We monitor capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including ‘borrowings’ and ‘derivative financial instruments’ as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.
During 2006, our strategy was to maintain the net debt gearing ratio within 55 to 75 per cent, in order to secure access to finance at a reasonable cost.
The gearing ratios at 30 June 2006 were as follows:

	Telstra Group	Telstra Entity
	As at	As at
	30 June 2006	30 June 2006
	$m	$m
Total borrowings	13,746	14,642
less cash and cash equivalents	(689)	(474)
Net debt	13,057	14,168
Total equity	12,832	12,115
Total capital	25,889	26,283

Gearing ratio	50.4%	53.9%

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards
We are required by the Corporations Act 2001 to prepare our financial reports for financial years commencing on or after 1 January 2005 under the Australian equivalents of International Financial Reporting Standards (A-IFRS) as adopted by the Australian Accounting Standards Board (AASB). We implemented accounting policies in accordance with A-IFRS on 1 July 2004, except for those relating to financial instruments, which were implemented on 1 July 2005.
The transitional rules for first time adoption of A-IFRS required that we restate our comparative financial report using A-IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”, where comparative information was not required to be restated. In addition, we have elected to early adopt AASB 7: “Financial Instruments: Disclosures”, which supersedes the disclosure requirements of AASB 132.
Comparatives were remeasured and restated for the year ended 30 June 2005. Most of the adjustments on transition were required to be made to opening retained profits at the beginning of the first comparative period (i.e. at 1 July 2004).
Amendments to A-IFRS transition adjustments disclosed at 31 December 2005
We have made certain amendments to the impacts of adopting A-IFRS on the Telstra Group disclosed at 31 December 2005. These amendments are set out below.
(i) 3G spectrum licence
Under previous Australian Generally Accepted Accounting Principles (AGAAP) we expensed the annual payments made under our Hong Kong 3G spectrum licence as incurred, except for those incurred during the construction of our 3G network in Hong Kong which were capitalised as part of the asset cost.
Based on the IFRS interpretation adopted by other 3G mobile operators in Hong Kong, on transition we have recorded an intangible asset of $121 million (30 June 2005: $108 million) associated with our Hong Kong 3G spectrum licence. This includes $25 million (30 June 2005: $24 million) previously capitalised under AGAAP as part of property, plant and equipment. A corresponding accrual liability has also been recorded.
This intangible asset is amortised over the term of the licence agreement. Net profit before tax has increased by $4 million for the year ended 30 June 2005 due to this additional amortisation and the unwinding of the present value discount on the accrual, partially offset by the elimination of the licence expense. For further details refer to note 36(k).
The recognition of this spectrum licence has resulted in a reduction in the deferred tax liability of the Telstra Group as at 1 July 2004 of $21 million (30 June 2005: $19 million).
(ii) Determination of tax bases
The tax base of our defined benefit asset changed as a result of an interpretation on the treatment of the contribution tax adjustment made to the carrying value of the asset. As a result there was an increase to the deferred tax liability associated with the defined benefit asset on transition of $24 million (30 June 2005: $11 million).
In addition, we reduced the deferred tax asset of one of our controlled entities due to the reassessment of the tax base of certain items of property, plant and equipment on transition by $28 million (30 June 2005: $29 million).
For further details refer to note 36(c).
(iii) Operating leases
Under A-IFRS operating lease rental expense is recognised on a straight line basis over the term of the lease, even if the payments are not on that basis. Under previous AGAAP operating lease rentals were expensed as incurred. This has resulted in the recognition of an additional non-current liability on transition to A-IFRS of $37 million (30 June 2005: $48 million). Operating lease expense increased by $11 million for the year ended 30 June 2005. Refer to note 36(e) for further details.
A-IFRS adjustments with effect from 1 July 2004
(a) AASB 2: “Share-Based Payment” (AASB 2)
Under previous AGAAP we recognised an expense for all restricted shares, performance rights, deferred shares and Telstra shares (consisting of “directshares” and “ownshares”) issued. This expense was equal to the funding provided to the Telstra Growthshare Trust (Growthshare) to purchase Telstra shares on market to underpin these equity instruments, and was recognised in full in the income statement when the funding was provided. Under previous AGAAP, we did not recognise an expense for options issued on the basis that instrument holders are required to pay the option exercise price once the options vest and are exercised.
Under AASB 2, we recognise an expense for all share-based remuneration. This expense is based on the fair value of the equity instruments issued, determined at the grant date. The fair value is calculated using an appropriate valuation technique to estimate the price of those equity instruments in an arm’s length transaction between knowledgeable, willing parties. The fair value calculated is charged against profit over the relevant vesting period, adjusted to reflect actual and expected levels of vesting.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
A-IFRS adjustments with effect from 1 July 2004 (continued)
(a) AASB 2: “Share-Based Payment” (AASB 2) (continued)
Under the transitional exemptions of AASB 1: “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” (AASB 1), we elected not to apply AASB 2 to equity instruments granted prior to 7 November 2002.
This approach gave rise to a net positive transitional adjustment to retained profits. If we had not made this election, resulting in all equity instruments granted prior to 7 November 2002 being subject to AASB 2, then opening retained profits on transition would decrease, with a corresponding increase in share capital.
Furthermore, there would have been an increase in labour expense for the year ended 30 June 2005. Equity instruments granted prior to 7 November 2002, for which we have elected not to apply AASB 2, include those granted under Telstra Employee Share Ownership Plan Trust (TESOP97) and Telstra Employee Share Ownership Plan Trust II (TESOP99), as well as certain Growthshare issues.
We own 100% of the equity of Telstra Growthshare Pty Ltd and the Telstra ESOP Trustee Pty Ltd, the corporate trustees for the Telstra Growthshare Trust (Growthshare), TESOP97 and TESOP99, which administer our share-based payment plans. Under previous AGAAP we did not control or significantly influence these trusts, as beneficial ownership and control remained with the employees who participate in the share plans, administered by the Trustee on their behalf.
Under A-IFRS, we have included the results, position and cash flows of Growthshare, TESOP97 and TESOP99 within our financial statements.
(i) On transition as at 1 July 2004
To record the initial recognition of Growthshare within the Telstra Group and Telstra Entity, the loan receivable from Growthshare was eliminated ($65 million), share capital reduced to reflect the shares held by Growthshare in the Telstra Entity ($117 million), and the cash held by Growthshare was recognised ($3 million).
Other assets and liabilities held by the trusts were considered insignificant to Telstra Group and Telstra Entity.
Shares issued under TESOP97 and TESOP99, in conjunction with the non-recourse loans, have been accounted for as options. As a result, the outstanding balance of the loans to employees under TESOP97 and TESOP99 amounting to $174 million (comprising $24 million current receivables and $150 million non current receivables), was deducted from share capital of the Telstra Group and Telstra Entity on transition to A-IFRS.
A transitional adjustment to increase Telstra Group and Telstra Entity opening retained profits by $55 million represents the reversal of the expense previously recorded under AGAAP. We also recognised a transitional expense in retained profits under AASB 2 of $4 million relating to the amortisation over the vesting period of equity instruments issued subsequent to 7 November 2002. This transitional expense increased share capital by $4 million.
(ii) At 30 June 2005
The cumulative effect on the Telstra Group and Telstra Entity at 30 June 2005 was to increase cash assets by $8 million, decrease current receivables by $24 million, non current receivables by $175 million, and share capital by $257 million. Labour expense decreased by $10 million, finance income decreased by $2 million, and dividends decreased by $7 million for the year ended 30 June 2005.
(b) AASB 3: “Business Combinations” (AASB 3)
We previously amortised goodwill over the period of expected benefit, not exceeding 20 years. Under A-IFRS goodwill acquired in a business combination is not amortised, but instead is subject to impairment testing at each reporting date, or upon the occurrence of triggers that may indicate a potential impairment. If there is an indication of impairment resulting in an impairment loss, it is recognised immediately in the income statement.
Under the transitional arrangements of AASB 1 we had the option of applying AASB 3 prospectively from the transition date to A-IFRS (from 1 July 2004). We chose this option rather than to restate all previous business combinations. If this election had not been made, there would not have been a significant impact on the balance sheet or income statement because our accounting for significant business combinations under previous AGAAP was consistent with A-IFRS and USGAAP, whereby we recognised all identifiable assets and liabilities upon acquisition, including intangible assets.
The impact of AASB 3 and associated transitional arrangements is as follows:
•	all prior business combination accounting was frozen as at 1 July 2004; and

•	the value of goodwill was frozen as at transition date, with any amortisation that was reported under previous AGAAP subsequent to transition date was reversed for A-IFRS restatements.
(i) On transition as at 1 July 2004
There were no adjustments on transition as a result of AASB 3.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
A-IFRS adjustments with effect from 1 July 2004 (continued)
(b) AASB 3: “Business Combinations” (AASB 3) (continued)
(ii) At 30 June 2005
The effect on the Telstra Group at 30 June 2005 of the cessation of amortisation of goodwill was to increase goodwill and decrease amortisation expense by $145 million (Telstra Entity: $4 million). Investments accounted for using the equity method increased by $2 million for the Telstra Group, with a corresponding decrease in share of net loss from jointly controlled and associated entities.
(c) AASB 112: “Income Taxes” (AASB 112)
On transition to A-IFRS, a new method of accounting for income taxes, known as the “balance sheet approach”, was adopted, replacing the “income statement approach” required by previous AGAAP. Under the new method we generally recognise deferred tax balances in the balance sheet when there is a difference between the carrying value of an asset or liability and its tax base.
The adoption of the “balance sheet approach” has resulted in a number of additional deferred tax balances being recognised, as well as adjustments to existing deferred tax balances. Furthermore, additional deferred tax liabilities have been recognised associated with fair value adjustments on entities acquired by us. Where the acquisition has occurred after 1 July 2004 a corresponding adjustment has been made to goodwill in accordance with AASB 3.
The Telstra Entity has formed a tax consolidated group with its Australian resident wholly owned subsidiaries. Under previous AGAAP the Telstra Entity, as head entity of the tax consolidated group, recognised tax balances for all entities in the group.
Under A-IFRS and in accordance with UIG 1052 “Tax Consolidation Accounting” (UIG 1052), the Telstra Entity only accounts for its own tax balances, with the exception of the following:
•	the current tax liability for the tax consolidated group; and

•	the current and deferred tax arising from unused tax losses and tax credits for all entities in the tax consolidated group.
Under UIG 1052, the current tax liability of the tax consolidated group is required to be allocated to each of the entities in the group. As there was no tax funding arrangement in place at 30 June 2005, this allocation was recorded as a contribution by or distribution to the Telstra Entity.
(i) On transition as at 1 July 2004
The Telstra Group and Telstra Entity’s deferred tax liabilities decreased as a result of the transition to other A-IFRS standards. The transition adjustment comprised:

			Telstra	Telstra
			Group	Entity
	Note		$m	$m

Operating leases	36	(e)	(11)	(11)
Defined benefit asset	36	(f)	159	158
Borrowing costs	36	(h)	(129)	(129)
3G spectrum licence	36	(k)	(21)	—
Handset subsidies	36	(k)	(72)	(72)

Net decrease in deferred tax liabilities			(74)	(54)

A corresponding increase in opening retained profits was recorded as a result of these adjustments.
In addition, there was a transitional adjustment to deferred tax liabilities as a result of the change in accounting for income taxes to the balance sheet approach, and the adoption of UIG 1052. This adjustment consisted of:

	Telstra	Telstra
	Group	Entity
	$m	$m

Tax base differences on buildings	77	77
Tax effect of fair value adjustments on entities acquired by us	66	—
Adoption of UIG 1052	—	329
Adjustments to plant and equipment and other temporary differences	(105)	(104)

Net increase in deferred tax liabilities	38	302

For the Telstra Group opening retained profits decreased by $6 million (Telstra Entity: $142 million), and the asset revaluation reserve reduced by $32 million (Telstra Entity: $83 million) as a result of these entries. Furthermore, the balance of investments recorded by the Telstra Entity increased by $77 million.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
A-IFRS adjustments with effect from 1 July 2004 (continued)
(c) AASB 112: “Income Taxes” (AASB 112) (continued)
(ii) At 30 June 2005
The Telstra Group and Telstra Entity’s deferred tax liabilities decreased as a result of the impact of other A-IFRS standards as at 30 June 2005. This adjustment consisted of:

			Telstra	Telstra
			Group	Entity
	Note		$m	$m

Deferred payment for equipment	36	(d)	(8)	—
Operating leases	36	(e)	(14)	(14)
Defined benefit asset	36	(f)	79	79
Borrowing costs	36	(h)	(129)	(129)
3G spectrum licence	36	(k)	(19)	—
Handset subsidies	36	(k)	(91)	(91)

Net decrease in deferred tax liabilities			(182)	(155)

The Telstra Group and Telstra Entity retained profits increased by $24 million due to the tax effect of the defined benefit actuarial loss. Telstra Group tax expense for the year ended 30 June 2005 decreased by $84 million (Telstra Entity: $77 million).
In addition, an adjustment to deferred tax liabilities was attributable to the change in accounting for income taxes to the balance sheet approach and the adoption of UIG 1052. This adjustment consisted of:

	Telstra	Telstra
	Group	Entity
	$m	$m

Tax base differences on buildings	74	74
Tax effect of fair value adjustments on entities acquired by us	104	—
Adoption of UIG 1052	—	299
Adjustments to plant and equipment and other temporary differences	(77)	(83)

Net increase in deferred tax liabilities	101	290

As a result of adjustments associated with the change to the balance sheet approach, Telstra Group goodwill increased by $63 million and the FCTR increased by $9 million as at 30 June 2005. Income tax expense for the Telstra Group for the year ended 30 June 2005 increased by $8 million.
For the Telstra Entity, investments increased by $107 million as at 30 June 2005. Dividend revenue increased by $223 million and income tax expense increased by $182 million for the year ended 30 June 2005.
(d) AASB 116: “Property, Plant and Equipment” (AASB 116)
Under the transitional exemptions of AASB 1 we had the option to use an asset’s fair value, or previously revalued amount, as its deemed cost from the date of transition. We elected to apply the cost model under AASB 116, and therefore the carrying value of our property, plant and equipment (some of which had been previously revalued) and intangible assets on the date of transition were deemed to be cost under A-IFRS. If this election had not been made, we would have had to restate these assets to their original historical cost.
On transition to A-IFRS an entity is required to derecognise items where A-IFRS does not permit such recognition. As we have adopted the cost model under AASB 116, the asset revaluation reserve will be derecognised as it is not a valid reserve under the cost model. The balance, after taking into consideration other A-IFRS adjustments, has been transferred to the general reserve.
Under previous AGAAP, we recognised the gross proceeds on sale of non current assets as revenue and the cost in other expenses. A-IFRS requires the net gain on sale of non current assets to be classified as other income, not separately treated as revenue and other expenses.
(i) On transition as at 1 July 2004
For the Telstra Entity, the balance of the asset revaluation reserve of $194 million was transferred to the general reserve on transition to A-IFRS.
(ii) At 30 June 2005
On 6 December 2004, we acquired a 50% interest in the 3G Radio Access Network (RAN) assets of Hutchison 3G Australia Pty Ltd (H3GA) for $450 million, payable over 2 years. Due to the deferred payment terms, under previous AGAAP our property, plant and equipment balance increased by $428 million, representing the present value of the purchase price calculated using our incremental borrowing rate. AASB 116 requires that a discount rate specific to the asset be used, rather than our incremental borrowing rate.
Under previous AGAAP, the release of interest associated with the unwinding of the present value discount was capitalised as part of property, plant and equipment until the assets were installed ready for use. Under A-IFRS the release of interest associated with the unwinding of the present value discount was expensed as incurred.
For the Telstra Group, the change in the discount rate and the cessation of interest capitalisation resulted in a decrease in our property, plant and equipment of $37 million, and a decrease in current and non current payables of $10 million (comprising $3 million current and $7 million non current). Finance costs of the Telstra Group for the year ended 30 June 2005 increased by $27 million.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
A-IFRS adjustments with effect from 1 July 2004 (continued)
(d) AASB 116: “Property, Plant and Equipment” (AASB 116) (continued)
For the Telstra Group we have reclassified revenue of $476 million (Telstra Entity: $336 million) and other expenses of $215 million (Telstra Entity: $203 million) to other income associated with the net gain on sale of non current assets for the year ended 30 June 2005.
(e) AASB 117: “Leases” (AASB 117)
Under previous AGAAP, operating lease payments were expensed in the periods in which they were incurred. Under A-IFRS, operating lease payments are expensed on a straight line basis over the term of the lease, even if the payments are not on that basis. Where the lease contains a fixed rental increase each year, the total impact of the rental increase is expensed evenly over the lease term.
(i) On transition as at 1 July 2004
For the Telstra Group and Telstra Entity, non-current trade and other payables increased by $37 million, representing an increase to previously recognised operating lease expense associated with using the straight line method for A-IFRS, with a corresponding decrease in opening retained profits.
(ii) At 30 June 2005
For the Telstra Group and Telstra Entity, non-current trade and other payables increased by $48 million. For the year ended 30 June 2005, operating lease expense increased by $11 million.
(f) AASB 119: “Employee Benefits” (AASB 119)
Under previous AGAAP, we did not recognise an asset or liability on our balance sheet for the net position of the defined benefit plans we sponsor in Australia and Hong Kong.
On adoption of A-IFRS, we recognised the net position of each plan as a transitional adjustment to the balance sheet, with a corresponding entry to retained profits. The transitional adjustment was based on an actuarial valuation of each scheme at transition date determined in accordance with AASB 119.
A revised AASB 119 was issued in December 2004 and applies to annual reporting periods beginning on or after 1 January 2006. We have elected under s.334(5) of the Corporations Act 2001 to early adopt this revised accounting standard for the financial year commencing 1 July 2004.
This revised standard is similar to the current accounting standard, with the exception of the treatment of actuarial gains and losses. This revised standard enables us to either:
•	recognise actuarial gains and losses directly in the income statement;

•	recognise actuarial gains and losses in the income statement using the “corridor approach”; or

•	recognise actuarial gains and losses directly in retained profits.
Under this revised standard, we have elected to recognise actuarial gains and losses directly in retained profits. The actuarial gains and losses are based on an actuarial valuation of each plan at reporting date. Other components of pension costs are recognised in the income statement as a labour expense. Where appropriate, this additional labour cost is capitalised as part of our constructed plant and equipment.
(i) On transition as at 1 July 2004
The Telstra Group adjustment on transition resulted in the recognition of a defined benefit asset of $537 million (Telstra Entity: $529 million), with a corresponding increase in opening retained profits.
(ii) At 30 June 2005
The cumulative effect on the Telstra Group balance sheet at 30 June 2005 was to recognise a defined benefit asset of $247 million, increase property, plant and equipment by $24 million and decrease retained profits for actuarial losses by $90 million. Telstra Group labour expense increased by $175 million and depreciation expense increased by $1 million for the year ended 30 June 2005
The cumulative effect on the Telstra Entity balance sheet at 30 June 2005 was to recognise a defined benefit asset of $242 million, increase property, plant and equipment by $24 million and decrease retained profits for actuarial losses by $85 million. Telstra Group labour expense increased by $176 million and depreciation expense increased by $1 million for the year ended 30 June 2005.
(g) AASB 121: “The Effects of Changes in Foreign Exchange Rates” (AASB 121)
AASB 121 requires goodwill and fair value adjustments arising on the acquisition of a foreign controlled entity to be expressed in the functional currency of the foreign operation. Previously, we fixed goodwill and certain fair value adjustments in Australian dollars based on the exchange rate at the acquisition date.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
A-IFRS adjustments with effect from 1 July 2004 (continued)
(g) AASB 121: “The Effects of Changes in Foreign Exchange Rates” (AASB 121) (continued)
Under the transitional rules of AASB 1 we have taken advantage of an exemption that permits application of AASB 121 retrospectively to goodwill and fair value adjustments arising in all business combinations that occurred before the date of transition to A-IFRS. This exemption allows us to reset the goodwill and fair value adjustments to the functional currency of the foreign operations at the original date of acquisition. This adjustment is primarily attributable to our investments in the Telstra CSL Group (HKCSL) and TelstraClear Limited (TelstraClear).
Under AASB 1 we have also applied an exemption that permitted the resetting of the FCTR to nil as at the date of transition to A-IFRS.
(i) On transition as at 1 July 2004
The Telstra Group transitional adjustments to reset goodwill and fair value adjustments of foreign controlled entities resulted in a decrease to the FCTR of $297 million, corresponding with an increase to property, plant and equipment of $3 million, an increase of $14 million to intangible assets and a decrease in goodwill of $314 million. The A-IFRS FCTR following these and other A-IFRS adjustments was $343 million. This FCTR balance was reset to nil with a corresponding decrease to opening retained profits.
(ii) At 30 June 2005
The cumulative effect on the Telstra Group balance sheet at 30 June 2005 was to decrease goodwill by $454 million, increase other intangibles by $9 million, increase property, plant and equipment by $2 million and decrease FCTR by $111 million. The impact on the income statement for the year ended 30 June 2005 was a decrease in other expenses of $11 million representing a change in the functional currency of a foreign controlled entity.
(h) AASB 123: “Borrowing Costs”
In accordance with previous AGAAP, we previously capitalised borrowing costs incurred in respect of internally constructed property, plant and equipment and software assets that met the criteria for qualifying assets. The benchmark treatment required under A-IFRS is to expense borrowing costs. AASB 123 does however permit the alternative treatment of capitalising these costs where they relate to qualifying assets. We have elected to change our policy in line with the benchmark treatment and expense our borrowing costs.
(i) On transition as at 1 July 2004
We transferred the unamortised balance of capitalised borrowing costs included in property, plant and equipment and software assets to retained profits. This gave rise to a reduction in Telstra Group property, plant and equipment of $399 million (Telstra Entity: $367 million) and a reduction in software assets of $63 million (Telstra Entity: $63 million), with a corresponding decrease in opening retained profits.
(ii) At 30 June 2005
For the Telstra Group the effect on the balance sheet at 30 June 2005 was to decrease property, plant and equipment by $401 million (Telstra Entity: $374 million) and reduce software assets by $57 million (Telstra Entity: $57 million). Telstra Group depreciation expense decreased by $94 million (Telstra Entity: $90 million) and finance costs increased by $90 million (Telstra Entity: $90 million) for the year ended 30 June 2005.
(i) AASB 128: “Investments in Associates” (AASB 128) and AASB 131: “Interests in Joint Ventures” (AASB 131)
AASB 128/131 requires amounts that are in substance part of the net investment in associates or jointly controlled entities to be accounted for as part of the carrying value of the investment for the purposes of equity accounting the results of the associate or jointly controlled entity. Accordingly, we have reclassified amounts that are not currently recorded in the carrying value of our investment in associates or jointly controlled entities to be treated as an extension of our equity investment. This treatment gave rise to the continuation of equity accounting of our share of the operating losses in respect of those associates and jointly controlled entities that are incurring losses and have balances as described above.
(i) On transition as at 1 July 2004
On transition to AASB 128/131, there was a decrease to Telstra Group non current receivables of $208 million representing the capacity prepayment with our joint venture entity Reach Ltd (Reach). This non current asset was deemed to be an extension of our investment in Reach under A-IFRS and was absorbed by the carried forward losses in Reach not previously recognised. The impact of this change on the Telstra Group was to decrease opening retained profits by $348 million for our share of the accumulated losses, offset by an increase of $140 million to the FCTR for the translation differences on our investment in Reach. The FCTR attributable to Reach was reset to nil as detailed in the adjustment outlined in note 36(g).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
A-IFRS adjustments with effect from 1 July 2004 (continued)
(i) AASB 128: “Investments in Associates” (AASB 128) and AASB 131: “Interests in Joint Ventures” (AASB 131) (continued)
(ii) At 30 June 2005
On 16 April 2005 we swapped our capacity prepayment with Reach for an Indefeasible Right of Use (IRU). This IRU was recorded as a deferred expense under previous AGAAP and was being amortised over the term of the IRU being 15 years. As part of this arrangement, we agreed to fund Reach’s committed capital expenditure together with our co-shareholder PCCW Limited for the period until 2022, up to a value of US$106 million each, if required. Our share was disclosed as a contingent liability under previous AGAAP.
Under A-IFRS, the IRU was deemed to be an extension of our investment in Reach, similar to the capacity prepayment. Furthermore, our commitment to Reach for the committed capital expenditure required us to recognise additional equity accounted losses in Reach of $102 million for the year ended 30 June 2005. This gave rise to a provision of $90 million ($32 million current and $58 million non current) as at 30 June 2005 for the net present value of our share of the committed capital expenditure. Other assets — current decreased by $1 million, intangibles decreased by $217 million and trade and other payables decreased by $1 million. For the year ended 30 June 2005, finance costs increased by $2 million associated with the unwinding of the present value discount, amortisation expense decreased by $3 million, finance income decreased by $18 million and exchange losses decreased by $20 million.
The effect on the Telstra Entity for our commitment to Reach for the committed capital expenditure was to recognise a provision of $90 million ($32 million current and $58 million non current) as at 30 June 2005. Other current assets decreased by $1 million, intangible assets increased by $87 million and trade and other payables decrease by $1 million. For the year ended 30 June 2005, finance costs increased by $2 million and amortisation expense increased by $1 million.
Investments accounted for using the equity method decreased by $3 million as a result of the adoption of A-IFRS by our jointly controlled and associated entities. For the year ended 30 June 2005, our share of equity accounted losses increased by $3 million.
(j) AASB 136: “Impairment of Assets” (AASB 136)
Our accounting policy under previous AGAAP was to assess our current and non current assets for impairment by determining the recoverable amount of those assets. We wrote down the value of the non current asset where the carrying amount exceeded recoverable amount. We assessed recoverable amount for a group of non current assets where those assets were considered to work together as one.
With the adoption of AASB 136, impairment of assets is assessed on the basis of individual cash generating units. We have assessed our Australian telecommunications network to be a single cash generating unit for the purpose of this standard with the exception of the HFC network. This approach has been adopted as we consider that, in the generation of our revenue streams, the delivery of our end products or services is heavily reliant on the use of one core of commonly shared communication assets, encompassing the customer access network and the core network. This ubiquitous network carries all our telecommunications traffic throughout Australia.
Under previous AGAAP, we assessed recoverable amount on this same ubiquitous network basis, and as a result, there were no initial adjustments to the value of our network assets under A-IFRS.
Each of our controlled entities, jointly controlled entities and associated entities has also been assessed, and generally each significant entity has at least one separate cash generating unit in its own right. Under AGAAP, we assessed recoverable amount on a similar basis, and there is no initial adjustment to the value of our assets. In accordance with AASB 1, the carrying amount of goodwill at transition date has been tested for impairment and no initial impairment losses were recognised on transition to A-IFRS.
(k) AASB 138: “Intangible Assets” (AASB 138)
As part of the IFRS project, intangibles recognised under previous AGAAP, including software assets developed for internal use and deferred expenditure, were reviewed to confirm that the criteria in AASB 138 have been met. Software assets developed for internal use, and deferred expenditure were reclassified from other current and non current assets to intangible assets on transition to AASB 138. We have also reclassified some software assets from property, plant and equipment to intangible assets for software that is not an integral part of property, plant and equipment.
Under previous AGAAP, we capitalised the subsidised component of mobile handsets that were sold as part of a service contract as a subscriber acquisition cost. This capitalised balance was then amortised over the contract term.
UIG 1042 “Subscriber Acquisition Costs in the Telecommunications Industry” (UIG 1042) was released by the AASB in December 2004 and prescribes the appropriate accounting treatment of subscriber acquisition costs based on the requirements of AASB 138. Specifically, UIG 1042 requires the cost of telephones provided to subscribers to be excluded from subscriber acquisition costs. As a result, under A-IFRS we have elected to expense mobile handset subsidies as incurred.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
A-IFRS adjustments with effect from 1 July 2004 (continued)
(k) AASB 138: “Intangible Assets” (AASB 138) (continued)
Our subsidiary in Hong Kong, HKCSL, has a licence to utilise 3G spectrum in Hong Kong until 2016. As part of this licence agreement, HKCSL are required to make annual payments for the right to use this spectrum. Under previous AGAAP we expensed these payments as incurred, except for those incurred during the construction of our 3G network in Hong Kong which were capitalised as part of the asset cost.
On adoption of AASB 138 and consistent with other 3G mobile operators in Hong Kong, the Telstra Group has recorded an intangible asset for this 3G spectrum licence, based on the present value of our expected future payments. This intangible asset is amortised over the term of the agreement. A corresponding accrual has also been recorded for our future obligations.
(i) On transition as at 1 July 2004
On transition, other current and non current assets of the Telstra Group and Telstra Entity decreased by $205 million and $34 million respectively for the write-off of deferred mobile handset subsidies, with a corresponding decrease in opening retained profits.
The intangible asset associated with our Hong Kong 3G spectrum licence amounted to $121 million on transition in the Telstra Group, representing the present value of our expected future payments under the licence. Under previous AGAAP these payments were expensed as incurred, with certain payments capitalised as part of the cost of our Hong Kong 3G network. Of the balance of the intangible asset, $25 million has been reclassified from property, plant and equipment that was capitalised under previous AGAAP. Trade and other payables have increased by $96 million ($3 million current and $93 million non current).
Software assets developed for internal use and deferred expenditure were reclassified from other assets and property, plant and equipment to intangible assets on transition to A-IFRS. This reclassification adjustment for the Telstra Group amounted to $2,601 million (Telstra Entity: $2,375 million) as at transition date. This comprised $286 million (Telstra Entity: $249 million) from other current assets, $2,292 million (Telstra Entity: $2,126 million) from other non current assets and $23 million from property, plant and equipment.
(ii) At 30 June 2005
The write-off of deferred mobile handset subsidies decreased other current and non current assets of the Telstra Group and Telstra Entity by $241 million and $62 million respectively. Goods and services purchased for the year ended 30 June 2005 increased by $64 million.
The recognition of the Hong Kong 3G spectrum licence increased intangibles by $108 million, decreased property, plant and equipment by $24 million and increased trade and other payables by $89 million ($2 million current and $87 million non current) for the Telstra Group as at 30 June 2005. Other expenses decreased by $5 million, amortisation increased by $4 million and finance costs increased by $5 million for the year ended 30 June 2005.
The cumulative effect on the Telstra Group balance sheet at 30 June 2005 for the reclassification of software and deferred expenditure was to increase intangibles by $2,875 million (Telstra Entity: $2,534 million). This comprised $305 million (Telstra Entity: $264 million) from other current assets, $2,546 million (Telstra Entity: $2,270 million) from other non current assets and $24 million from property, plant and equipment.
(l) Nature of A-IFRS adjustments with effect from 1 July 2004
In the following tables, presentation adjustments reflect the reclassification of previously recognised amounts into their A-IFRS categories.
Accounting adjustments reflect the remeasurement of previously recognised amounts, or the recognition of additional amounts required under A-IFRS.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of profit under previous AGAAP to A-IFRS for the year ended 30 June 2005 for the consolidated Telstra Group.

			Telstra Group
			Year ended 30 June 2005
				Effect of transition to A-IFRS
			Previous	Presentation	Accounting
			AGAAP	adjustments	adjustments	A-IFRS
	Note		$m	$m	$m	$m

Income
Revenue (excluding finance income)	36	(d)	22,657	(476)	—	22,181
Other income	36	(d)	—	261	—	261

			22,657	(215)	—	22,442

Expenses
Labour	36(a),	(f)	3,693	—	165	3,858
Goods and services purchased	36	(k)	4,147	—	64	4,211
Other expenses	36(d),(e),(g),(i),	(k)	4,055	(215)	(25)	3,815

			11,895	(215)	204	11,884

Share of net (gain)/loss from jointly controlled and associated entities	36(b),	(i)	(9)	—	103	94

			11,886	(215)	307	11,978

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)			10,771	—	(307)	10,464
Depreciation and amortisation	36(b),(f),(h),(i),	(k)	3,766	—	(237)	3,529

Earnings before interest and income tax expense (EBIT)			7,005	—	(70)	6,935

Finance income	36(a),	(i)	103	—	(20)	83
Finance costs	36(d),(h),(i),	(k)	839	—	124	963

Net finance costs			736	—	144	880

Profit before income tax expense			6,269	—	(214)	6,055

Income tax expense	36	(c)	1,822	—	(76)	1,746

Profit for the year			4,447	—	(138)	4,309

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of profit under previous AGAAP to A-IFRS for the year ended 30 June 2005 for the Telstra Entity.

			Telstra Entity
			Year ended 30 June 2005
				Effect of transition to A-IFRS
			Previous	Presentation	Accounting
			AGAAP	adjustments	adjustments	A-IFRS
	Note		$m	$m	$m	$m

Income
Revenue (excluding finance income)	36(c),	(d)	19,944	(336)	223	19,831
Other income	36	(d)	—	133	—	133

			19,944	(203)	223	19,964

Expenses
Labour	36(a),	(f)	2,916	—	166	3,082
Goods and services purchased	37	(k)	2,894	—	64	2,958
Other expenses	36(d),(e),	(i)	3,666	(203)	15	3,478

			9,476	(203)	245	9,518

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)			10,468	—	(22)	10,446
Depreciation and amortisation	36(b),(f),(h),	(i)	3,298	—	(92)	3,206

Earnings before interest and income tax expense (EBIT)			7,170	—	70	7,240

Finance income	36	(a)	103	—	(2)	101
Finance costs	36(h),	(i)	851	—	92	943

Net finance costs			748	—	94	842

Profit before income tax expense			6,422	—	(24)	6,398

Income tax expense	36	(c)	1,777	—	105	1,882

Profit for the year			4,645	—	(129)	4,516

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of balance sheet under previous AGAAP to A-IFRS as at transition date, 1 July 2004, for the consolidated Telstra Group.

			Telstra Group
			1 July 2004
				Effect of transition to A-IFRS
			Previous	Presentation	Accounting
			AGAAP	adjustments	adjustments	A-IFRS
	Note		$m	$m	$m	$m

Current assets
Cash and cash equivalents	36	(a)	687	—	3	690
Trade and other receivables	36(a),	(m)	3,608	(192)	—	3,416
Inventories			229	—	—	229
Derivative financial assets	36	(m)	—	169	—	169
Other assets	36	(k)	803	(286)	(205)	312

Total current assets			5,327	(309)	(202)	4,816

Non current assets
Trade and other receivables	36(a),(i)	(m)	740	(387)	(273)	80
Inventories			10	—	—	10
Investments accounted for using the equity method			40	—	—	40
Available for sale investments			80	—	—	80
Property, plant and equipment	36(g),(h),(k)		22,863	(23)	(421)	22,419
Intangibles	36(g),(h),(k),	(m)	3,605	2,580	(242)	5,943
Deferred tax assets			2	—	—	2
Derivative financial assets	36	(m)	—	238	—	238
Other assets	36(f),	(k)	2,326	(2,292)	503	537

Total non current assets			29,666	116	(433)	29,349

Total assets			34,993	(193)	(635)	34,165

Current liabilities
Trade and other payables	36	(k)	2,338	—	3	2,341
Borrowings			3,246	—	—	3,246
Current tax liabilities			539	—	—	539
Provisions			358	—	—	358
Revenue received in advance			1,095	—	—	1,095

Total current liabilities			7,576	—	3	7,579

Non current liabilities
Trade and other payables	36(e),	(k)	49	—	130	179
Borrowings	36	(m)	9,014	(429)	—	8,585
Deferred tax liabilities	36	(c)	1,807	—	(36)	1,771
Provisions			778	—	—	778
Derivative financial liabilities	36	(m)	—	410	—	410
Revenue received in advance			408	—	—	408

Total non current liabilities			12,056	(19)	94	12,131

Total liabilities			19,632	(19)	97	19,710

Net assets			15,361	(174)	(732)	14,455

Equity
Share capital	36	(a)	6,073	(174)	(113)	5,786
Reserves	36(c),(g),	(i)	(105)	—	154	49
Retained profits			9,391	—	(773)	8,618

Equity available to Telstra Entity shareholders			15,359	(174)	(732)	14,453
Minority interests			2	—	—	2

Total equity			15,361	(174)	(732)	14,455

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of balance sheet under previous AGAAP to A-IFRS as at transition date, 1 July 2004, for the Telstra Entity.

			Telstra Entity
			1 July 2004
				Effect of transition to A-IFRS
			Previous	Presentation	Accounting
			AGAAP	adjustments	adjustments	A-IFRS
	Note		$m	$m	$m	$m

Current assets
Cash and cash equivalents	36	(a)	543	—	3	546
Trade and other receivables	36(a),	(m)	3,258	(192)	—	3,066
Inventories			206	—	—	206
Derivative financial assets	36	(m)	—	169	—	169
Other assets	36	(k)	687	(249)	(205)	233

Total current assets			4,694	(272)	(202)	4,220

Non current assets
Trade and other receivables	36(a),	(m)	1,047	(387)	(65)	595
Inventories			10	—	—	10
Investments accounted for using the equity method			32	—	—	32
Investments — other	36	(c)	5,435	—	77	5,512
Property, plant and equipment	36	(h)	21,600	—	(367)	21,233
Intangibles	36(h),(k),	(m)	236	2,354	(63)	2,527
Derivative financial assets	36	(m)	—	238	—	238
Other assets	36(f),	(k)	2,160	(2,126)	495	529

Total non current assets			30,520	79	77	30,676

Total assets			35,214	(193)	(125)	34,896

Current liabilities
Trade and other payables			1,891	—	—	1,891
Borrowings			5,527	—	—	5,527
Current tax liabilities			512	—	—	512
Provisions			331	—	—	331
Revenue received in advance			885	—	—	885

Total current liabilities			9,146	—	—	9,146

Non current liabilities
Trade and other payables	36	(e)	46	—	37	83
Borrowings	36	(m)	9,014	(429)	—	8,585
Deferred tax liabilities	36	(c)	1,748	—	248	1,996
Provisions			740	—	—	740
Derivative financial liabilities	36	(m)	—	410	—	410
Revenue received in advance			398	—	—	398

Total non current liabilities			11,946	(19)	285	12,212

Total liabilities			21,092	(19)	285	21,358

Net assets			14,122	(174)	(410)	13,538

Equity
Share capital	36	(a)	6,073	(174)	(113)	5,786
Reserves	36	(c)	277	—	(83)	194
Retained profits			7,772	—	(214)	7,558

Total equity			14,122	(174)	(410)	13,538

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of balance sheet under previous AGAAP to A-IFRS as at 30 June 2005 for the consolidated Telstra Group.

			Telstra Group
			30 June 2005
				Effect of transition to A-IFRS
			Previous	Presentation	Accounting
			AGAAP	adjustments	adjustments	A-IFRS
	Note		$m	$m	$m	$m

Current assets
Cash and cash equivalents	36	(a)	1,540	—	8	1,548
Trade and other receivables	36(a),	(m)	3,577	(28)	—	3,549
Inventories			232	—	—	232
Derivative financial assets	36	(m)	—	4	—	4
Other assets	36(i),	(k)	796	(305)	(242)	249

Total current assets			6,145	(329)	(234)	5,582

Non current assets
Trade and other receivables	36	(a)	272	(131)	(44)	97
Inventories			15	—	—	15
Investments accounted for using the equity method	36(b),	(i)	49	—	(1)	48
Property, plant and equipment	36(d),(f),(g),(h),	(k)	23,351	(24)	(436)	22,891
Intangibles	36(b),(c),(g),(h),(i),(k),	(m)	3,868	2,864	(403)	6,329
Deferred tax assets			2	—	—	2
Other assets	36(f),	(k)	2,608	(2,546)	185	247

Total non current assets			30,165	163	(699)	29,629

Total assets			36,310	(166)	(933)	35,211

Current liabilities
Trade and other payables	36(d),(i),	(k)	2,809	—	(2)	2,807
Borrowings	36	(m)	1,518	(11)	—	1,507
Current tax liabilities			534	—	—	534
Provisions	36	(i)	389	—	32	421
Derivative financial liabilities	36	(m)	—	11	—	11
Revenue received in advance			1,132	—	—	1,132

Total current liabilities			6,382	—	30	6,412

Non current liabilities
Trade and other payables	36(d),(e),	(k)	122	—	128	250
Borrowings	36	(m)	11,816	(875)	—	10,941
Deferred tax liabilities	36	(c)	1,885	—	(81)	1,804
Provisions	36	(i)	836	—	58	894
Derivative financial liabilities	36	(m)	—	864	—	864
Revenue received in advance			388	—	—	388

Total non current liabilities			15,047	(11)	105	15,141

Total liabilities			21,429	(11)	135	21,553

Net assets			14,881	(155)	(1,068)	13,658

Equity
Share capital	36	(a)	5,793	(155)	(102)	5,536
Reserves	36(c),(g),	(i)	(157)	—	4	(153)
Retained profits			9,243	—	(970)	8,273

Equity available to Telstra Entity shareholders			14,879	(155)	(1,068)	13,656
Minority interests			2	—	—	2

Total equity			14,881	(155)	(1,068)	13,658

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of balance sheet under previous AGAAP to A-IFRS as at 30 June 2005 for the Telstra Entity.

			Telstra Entity
			30 June 2005
				Effect of transition to A-IFRS
			Previous	Presentation	Accounting
			AGAAP	adjustments	adjustments	A-IFRS
	Note		$m	$m	$m	$m

Current assets
Cash and cash equivalents	36	(a)	1,360	—	8	1,368
Trade and other receivables	36(a),	(m)	3,566	(28)	—	3,538
Inventories			194	—	—	194
Derivative financial assets	36	(m)	—	4	—	4
Other assets	36(i),	(k)	679	(264)	(242)	173

Total current assets			5,799	(288)	(234)	5,277

Non current assets
Trade and other receivables	36	(a)	290	(131)	(44)	115
Inventories			15	—	—	15
Investments accounted for using the equity method	36	(i)	44	—	(3)	41
Investments — other	36	(c)	6,029	—	107	6,136
Property, plant and equipment	36(f),	(h)	21,573	—	(350)	21,223
Intangibles	36(b),(h),(i),(k),	(m)	194	2,523	34	2,751
Other assets	36(f),	(k)	2,332	(2,270)	180	242

Total non current assets			30,477	122	(76)	30,523

Total assets			36,276	(166)	(310)	35,800

Current liabilities
Trade and other payables	36	(i)	1,957	—	(1)	1,956
Borrowings	36	(m)	3,903	(11)	—	3,892
Current tax liabilities			519	—	—	519
Provisions	36	(i)	324	—	32	356
Derivative financial liabilities	36	(m)	—	11	—	11
Revenue received in advance			912	—	—	912

Total current liabilities			7,615	—	31	7,646

Non current liabilities
Trade and other payables	36	(e)	13	—	48	61
Borrowings	36	(m)	11,782	(875)	—	10,907
Deferred tax liabilities	36	(c)	1,826	—	135	1,961
Provisions	36	(i)	779	—	58	837
Derivative financial liabilities	36	(m)	—	864	—	864
Revenue received in advance			381	—	—	381

Total non current liabilities			14,781	(11)	241	15,011

Total liabilities			22,396	(11)	272	22,657

Net assets			13,880	(155)	(582)	13,143

Equity
Share capital	36	(a)	5,793	(155)	(102)	5,536
Reserves	36	(c)	277	—	(83)	194
Retained profits			7,810	—	(397)	7,413

Total equity			13,880	(155)	(582)	13,143

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of equity under previous AGAAP to A-IFRS for the consolidated Telstra Group.

				Reserves
					Foreign		Consoli-
			Share	Asset	currency		dation	Retained	Minority
			capital	revaluation	translation	General	fair value	profits	interests	Total
			$m	$m	$m	$m	$m	$m	$m	$m

Balance at 1 July 2004 under AGAAP			6,073	32	(186)	5	44	9,391	2	15,361
Share-based payments	36	(a)	(287)	—	—	—	—	51	—	(236)
Income taxes	36	(c)	—	(32)	—	—	—	68	—	36
Operating leases	36	(e)	—	—	—	—	—	(37)	—	(37)
Net defined benefit asset	36	(f)	—	—	—	—	—	537	—	537
Foreign currency	36	(g)	—	—	46	—	—	(343)	—	(297)
Expensing of borrowing costs previously capitalised	36	(h)	—	—	—	—	—	(462)	—	(462)
Equity accounting for Reach Ltd	36	(i)	—	—	140	—	—	(348)	—	(208)
Expensing handset subsidies previously deferred	36	(k)	—	—	—	—	—	(239)	—	(239)

Balance at 1 July 2004 under A-IFRS			5,786	—	—	5	44	8,618	2	14,455

Balance at 30 June 2005 under AGAAP			5,793	32	(231)	4	38	9,243	2	14,881
Share-based payments	36	(a)	(257)	—	—	—	—	66	—	(191)
Cease amortisation of goodwill	36	(b)	—	—	—	—	—	147	—	147
Income taxes	36	(c)	—	(32)	9	—	—	167	—	144
Deferred payment for equipment	36	(d)	—	—	—	—	—	(27)	—	(27)
Operating leases	36	(e)	—	—	—	—	—	(48)	—	(48)
Net defined benefit asset	36	(f)	—	—	—	—	—	271	—	271
Foreign currency	36	(g)	—	—	(111)	—	—	(332)	—	(443)
Expensing of borrowing costs previously capitalised	36	(h)	—	—	—	—	—	(458)	—	(458)
Equity accounting for Reach Ltd	36	(i)	—	—	140	—	—	(450)	—	(310)
Recognition of Hong Kong 3G spectrum licence	36	(k)	—	—	(2)	—	—	(3)	—	(5)
Expensing handset subsidies previously deferred	36	(k)	—	—	—	—	—	(303)	—	(303)

Balance at 30 June 2005 under A-IFRS			5,536	—	(195)	4	38	8,273	2	13,658

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of equity under previous AGAAP to A-IFRS for the Telstra Entity.

				Reserves
			Share	Asset		Retained
			capital	revaluation	General	profits	Total
			$m	$m	$m	$m	$m

Balance at 1 July 2004 under AGAAP			6,073	277	—	7,772	14,122
Share-based payments	36	(a)	(287)	—	—	51	(236)
Income taxes	36	(c)	—	(83)	—	(88)	(171)
Property, plant and equipment	36	(d)	—	(194)	194	—	—
Operating leases	36	(e)	—	—	—	(37)	(37)
Net defined benefit asset	36	(f)	—	—	—	529	529
Expensing of borrowing costs previously capitalised	36	(h)	—	—	—	(430)	(430)
Expensing handset subsidies previously deferred	36	(k)	—	—	—	(239)	(239)

Balance at 1 July 2004 under A-IFRS			5,786	—	194	7,558	13,538

Balance at 30 June 2005 under AGAAP			5,793	277	—	7,810	13,880
Share-based payments	36	(a)	(257)	—	—	66	(191)
Cease amortisation of goodwill	36	(b)	—	—	—	4	4
Income taxes	36	(c)	—	(83)	—	55	(28)
Property, plant and equipment	36	(d)	—	(194)	194	—	—
Operating leases	36	(e)	—	—	—	(48)	(48)
Net defined benefit asset	36	(f)	—	—	—	266	266
Expensing of borrowing costs previously capitalised	36	(h)	—	—	—	(431)	(431)
Accounting for investments	36	(i)	—	—	—	(6)	(6)
Expensing handset subsidies previously deferred	36	(k)	—	—	—	(303)	(303)

Balance at 30 June 2005 under A-IFRS			5,536	—	194	7,413	13,143

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of the statement of cash flows under previous AGAAP to A-IFRS.

		Year ended 30 June 2005
		Telstra Group			Telstra Entity
		Previous			Previous
		AGAAP	Adjustments	A-IFRS	AGAAP	Adjustments	A-IFRS
		$m	$m	$m	$m	$m	$m

Cash flows from operating activities	(i),(ii),(iii)	8,163	797	8,960	7,742	810	8,552
Cash flows from investing activities	(i),(iii),(iv),(v)	(3,809)	43	(3,766)	(2,890)	80	(2,810)
Cash flows from financing activities	(ii),(iv),(v)	(3,512)	(835)	(4,347)	(4,035)	(885)	(4,920)

Net increase in cash	(v)	842	5	847	817	5	822

As a result of the adoption of A-IFRS, the following reclassifications have been made to the statement of cash flows:

(i)	Interest received has been reclassified from operating activities to investing activities (Telstra Group: $80 million, Telstra Entity: $81 million);

(ii)	Borrowing costs paid has been reclassified from operating activities to cash flows from financing activities and renamed finance costs (Telstra Group: $879 million, Telstra Entity: $892 million);

(iii)	Dividends received are classified as cash flows from investing activities after previously being included in cash flows from operating activities (Telstra Group: $2 million, Telstra Entity: $1 million);

(iv)	Loans to jointly controlled and associated entities was reclassified from financing activities to investing activities (Telstra Group: $37 million, Telstra Entity: nil); and

(v)	Adjustments required as a result of the consolidation of Growthshare. For further information refer to note 36(a).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
A-IFRS adjustments with effect from 1 July 2005
(m) AASB 132: “Financial Instruments: Disclosure and Presentation” (AASB 132), AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139) and AASB 7: “Financial Instruments: Disclosures” (AASB 7)
We have elected to apply the exemption available under AASB 1 to apply AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement” from 1 July 2005. Accordingly, we have changed our accounting policies for financial instruments from 1 July 2005.
In addition, we have elected to early adopt AASB 7 from 1 July 2005. AASB 7 supersedes the disclosure requirements, but not the presentation requirements of AASB 132.
The transitional rules for first time adoption of A-IFRS required that we restate our comparative financial report using A-IFRS, except for financial instruments within the scope of AASB 132 and AASB 139 where comparative information was not required to be restated. The early adoption of AASB 7 did not require comparative information for fiscal 2005 to be restated and disclosed. Accordingly, we have applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139.
Under previous AGAAP disclosures, derivative financial instruments were classified within other assets and other liabilities. For comparative purposes these previous AGAAP amounts have been reclassified to derivative financial assets or liabilities on the balance sheet on transition to A-IFRS. The effect of changes in the accounting policies for financial instruments including derivatives, as a result of the adoption of AASB 132 and AASB 139 as at 1 July 2005 is shown below.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(m) Reconciliation of balance sheet under A-IFRS for AASB 132/139 adoption as at 1 July 2005 for the consolidated Telstra Group

				Telstra Group
			A-IFRS	AASB 132/139	A-IFRS
			30 June 2005	adjustments	1 July 2005
	Note		$m	$m	$m

Current assets
Cash and cash equivalents			1,548	—	1,548
Trade and other receivables			3,549	—	3,549
Inventories			232	—	232
Derivative financial assets	(i	)	4	6	10
Prepayments			249	—	249

Total current assets			5,582	6	5,588

Non current assets
Trade and other receivables			97	—	97
Inventories			15	—	15
Investments accounted for using the equity method			48	—	48
Property, plant and equipment			22,891	—	22,891
Intangibles			6,329	—	6,329
Deferred tax assets			2	—	2
Derivative financial assets	(i	)	—	512	512
Defined benefit assets			247	—	247

Total non current assets			29,629	512	30,141

Total assets			35,211	518	35,729

Current liabilities
Trade and other payables			2,807	—	2,807
Borrowings	(ii)		1,507	3	1,510
Current tax liabilities			534	—	534
Provisions			421	—	421
Derivative financial liabilities	(i	)	11	5	16
Revenue received in advance			1,132	—	1,132

Total current liabilities			6,412	8	6,420

Non current liabilities
Trade and other payables			250	—	250
Borrowings	(ii)		10,941	219	11,160
Deferred tax liabilities	(iii)		1,804	32	1,836
Provisions			894	—	894
Derivative financial liabilities	(i	)	864	185	1,049
Revenue received in advance			388	—	388

Total non current liabilities			15,141	436	15,577

Total liabilities			21,553	444	21,997

Net assets			13,658	74	13,732

Equity
Share capital			5,536	—	5,536
Reserves	(iv)		(153)	79	(74)
Retained profits	(v	)	8,273	(5)	8,268

Equity available to Telstra Entity shareholders			13,656	74	13,730

Minority interests			2	—	2

Total equity			13,658	74	13,732

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(m) Reconciliation of balance sheet under A-IFRS for AASB 132/139 adoption as at 1 July 2005 for the Telstra Entity

				Telstra Entity
			A-IFRS	AASB 132/139	A-IFRS
			30 June 2005	adjustments	1 July 2005
	Note		$m	$m	$m

Current assets
Cash and cash equivalents			1,368	—	1,368
Trade and other receivables			3,538	3	3,541
Inventories			194	—	194
Derivative financial assets	(i	)	4	6	10
Prepayments			173	—	173

Total current assets			5,277	9	5,286

Non current assets
Trade and other receivables			115	1	116
Inventories			15	—	15
Investments accounted for using the equity method			41	—	41
Investments — other			6,136	—	6,136
Property, plant and equipment			21,223	—	21,223
Intangibles			2,751	—	2,751
Derivative financial assets	(i	)	—	512	512
Defined benefit assets			242	—	242

Total non current assets			30,523	513	31,036

Total assets			35,800	522	36,322

Current liabilities
Trade and other payables			1,956	—	1,956
Borrowings	(ii)		3,892	3	3,895
Current tax liabilities			519	—	519
Provisions			356	—	356
Derivative financial liabilities	(i	)	11	5	16
Revenue received in advance			912	—	912

Total current liabilities			7,646	8	7,654

Non current liabilities
Trade and other payables			61	1	62
Borrowings	(ii)		10,907	219	11,126
Deferred tax liabilities	(iii)		1,961	32	1,993
Provisions			837	—	837
Derivative financial liabilities	(i	)	864	185	1,049
Revenue received in advance			381	—	381

Total non current liabilities			15,011	437	15,448

Total liabilities			22,657	445	23,102

Net assets			13,143	77	13,220

Equity
Share capital			5,536	—	5,536
Reserves	(iv)		194	82	276
Retained profits	(v	)	7,413	(5)	7,408

Total equity			13,143	77	13,220

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(m) AASB 132: “Financial Instruments: Disclosure and Presentation” (AASB 132), AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139) and AASB 7: “Financial Instruments: Disclosures” (AASB 7) (continued)
Adjustments were made at the date of transition (1 July 2005) to restate the opening balance sheet of the Telstra Group to a position consistent with the accounting policies specified in note 2. These are listed below. Also included is where the transitional provisions will have an effect on future periods.
(i) From 1 July 2005, the recognition and measurement of all derivatives (including any embedded derivatives) is at fair value. Changes in fair value are either taken to the income statement or an equity reserve. At 1 July 2005, a $328 million increase in net assets for the Telstra Group and Telstra Entity was recognised representing:
•	a gain of $333 million on the remeasurement of our interest rate swaps and cross currency swaps to fair value; and

•	a loss of $5 million on the remeasurement of forward foreign exchange contracts to fair value.
These adjustments are reflected in the previous table as:
•	an increase in current assets (derivative financial assets) of $6 million for the Telstra Group and the Telstra Entity;

•	an increase in non current assets (derivative financial assets) of $512 million for the Telstra Group and Telstra Entity;

•	offset by an increase in current liabilities (derivative financial liabilities) of $5 million for the Telstra Group and Telstra Entity; and

•	an increase in non current liabilities (derivative financial liabilities) of $185 million for the Telstra Group and Telstra Entity.
At 1 July 2005, there were no material embedded derivatives which required separate measurement and reporting.
(ii) From 1 July 2005, the carrying value of the hedged item in fair value hedges is adjusted for fair value movements attributable to the hedged risk. At 1 July 2005 a loss of $222 million was recognised for the Telstra Group and Telstra Entity on the remeasurement of our foreign currency borrowings in fair value hedges. This loss is capped such that the adjustment is the lower of:
•	the remeasurement to fair value of the hedged item for the designated hedged risk; and

•	the remeasurement to fair value of the hedging instrument.
At 1 July 2005, the impact of ‘capping’ the fair value movement on our foreign currency borrowings in fair value hedges was $70 million for both the Telstra Group and Telstra Entity. This ‘capping’ amount will be amortised to the income statement on an effective yield to maturity basis over the term of the underlying borrowing.
This adjustment is reflected in the above table as an increase in current borrowings of $3 million and an increase in non current borrowings of $219 million for both the Telstra Group and Telstra Entity.
(iii) At 1 July 2005, a $32 million increase in non current deferred tax liabilities was recognised for both the Telstra Group and Telstra Entity, representing the tax effect of the above adjustments.
(iv) From 1 July 2005, the effective portion of the movement in fair value of derivatives accounted for as cash flow hedges is deferred in equity until such time as the hedged item affects profit or loss. The ineffective portion is recognised immediately in the income statement. At 1 July 2005 a post tax net increase in reserves of $79 million for the Telstra Group and $82 million for the Telstra Entity was recognised representing:
•	an increase of $81 million for both the Telstra Group and Telstra Entity to the cash flow hedging reserve, comprising the deferred portion of the fair value of our interest rate swaps and cross currency swaps in cash flow hedges relating to our foreign currency borrowings; and

•	a decrease of $2 million (Telstra Entity: an increase of $1 million) to the cash flow hedging reserve, comprising the deferred portion of the fair value of our forward foreign exchange contracts in cash flow hedges of highly probable forecast transactions.
(v) At 1 July 2005, the reduction to retained earnings of $5 million for both the Telstra Group and Telstra Entity comprised:
•	a decrease of $222 million on the remeasurement of our foreign currency borrowings in fair value hedges;

•	an increase of $215 million on the remeasurement of our derivatives, excluding the portion deferred in equity relating to our cash flow hedges; and

•	an increase of $2 million for the tax effect.
(vi) From 1 July 2005, movement in the fair value of derivatives accounted for as fair value hedges, together with the gain or loss on the related hedged item attributable to the hedged risk will be recognised in the income statement.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures
Reconciliations to financial reports prepared using USGAAP
Our consolidated financial report is prepared in accordance with the Australian equivalents of International Financial Reporting Standards (A-IFRS), which differs in certain respects from the accounting principles generally accepted in the United States (USGAAP). The significant differences between A-IFRS and USGAAP are presented throughout note 37.

	Telstra Group
	Year ended 30 June
					Restated
			2006	2006	2005
	Note		$m	US$m	$m

Reconciliation of net income to USGAAP

A-IFRS net income reported in income statement			3,181	2,362	4,309

Adjustments required to agree with USGAAP
Property, plant and equipment	37	(c)	(26)	(19)	(61)
Borrowing costs	37	(d)	(27)	(20)	(18)
Investments	37	(e)	—	—	17
Retirement benefit (expense)/gain	37	(f)	(44)	(33)	1
Income tax expense	37	(g)	(85)	(63)	(10)
Employee compensation expense	37	(h)	—	—	(7)
Derivative financial instruments and hedging activities	37	(i)	192	144	(96)
CSL New World Mobility Limited (formerly Telstra CSL Limited)	37	(j)	(634)	(471)	—
Fair value / general reserve adjustments	37	(k)	—	—	5
Redundancy and restructuring provision	37	(m)	161	119	—
Mobile handset subsidies	37	(n)	—	—	64
Cumulative effect of changes in accounting principles, net of tax	37	(b)	(245)	(181)	—

Net income per USGAAP			2,473	1,838	4,204

Income statement measured and classified per USGAAP(i)

Operating revenue			22,779	16,909	22,167
Operating expenses:
Labour			4,381	3,252	3,865
Goods and services purchased (ii)			4,235	3,144	3,442
Depreciation and amortisation			4,871	3,616	3,715
Other operating expenses			4,829	3,585	4,556

Total operating expenses			18,316	13,597	15,578

Operating income			4,463	3,312	6,589
Net interest expense			(672)	(499)	(767)
Share of net gain/(loss) of jointly controlled and associated entities			5	4	(94)
Other income			387	288	232

Net income before income tax expense and minority interests			4,183	3,105	5,960
Income tax expense	37	(g)	1,465	1,086	1,756

Net income before cumulative effect adjustments			2,718	2,019	4,204
Cumulative effect of changes in accounting principles, net of tax	37	(b)	(245)	(181)	—

Net income per USGAAP			2,473	1,838	4,204

			¢	US¢	¢

Dividends paid per share per USGAAP(iii)			40.0	29.7	33.0

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP
(continued)
USGAAP earnings per share

			Telstra Group

			Year ended 30 June
					Restated
			2006	2006	2005
	Note		¢	US¢	¢

Basic earnings per share before cumulative effect of change in accounting principles			22.0	16.3	33.8
Cumulative effect of change in accounting principles (net of tax):
Mobile handset subsidies	37	(b)	(1.7)	(1.3)	—
Capitalisation of pension cost	37	(b)	(0.3)	(0.2)	—

Basic earnings per share per USGAAP (cents)			20.0	14.8	33.8

Dilutive earnings per share before cumulative effect of change in accounting principles			21.9	16.3	33.7
Cumulative effect of change in accounting principles (net of tax):
Mobile handset subsidies	37	(b)	(1.7)	(1.3)	—
Capitalisation of pension cost	37	(b)	(0.3)	(0.2)	—

Diluted earnings per share per USGAAP (cents)			19.9	14.8	33.7

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Total comprehensive income disclosure
Total comprehensive income is calculated by adding net income and other comprehensive income.

	Telstra Group
	Year ended 30 June
	2006	2005
	$m	$m

Net income per USGAAP	2,473	4,204
USGAAP other comprehensive income/(loss)	125	(273)

USGAAP total comprehensive income	2,598	3,931

Other comprehensive income/(loss) represents movements in shareholders’ equity that are not related to contributions from owners or payments to owners.

	Telstra Group
	Year ended
	30 June
	2006	2005
	$m	$m

Foreign currency translation reserve	125	(241)
Unrealised gain on available-for-sale securities, after tax of $nil (2005: $4 million decrease)	—	14
Realised gain on sale of available-for-sale securities transferred to net income, after tax of $nil (2005: $10 million decrease)	—	(46)

USGAAP other comprehensive income/(loss)	125	(273)

The reclassification from accumulated other comprehensive income/ (loss) to net income was determined on the basis of specific identification. Included within other comprehensive income for the year ended 30 June 2006 is the reclassification of $132 million from the foreign currency translation reserve to the dilution loss recognised as part of the merger between CSL and New World PCS Holdings Limited (New World Mobility). Refer to note 37(j) for further details.
In fiscal 2006, the proceeds from sales of available-for-sale equity securities was $nil (2005: $141 million).
The gain recorded as part of other comprehensive income/(loss) in relation to derivative and non derivative instruments that have been designated as hedges of the foreign currency exposure of our net investments in foreign operations for fiscal 2006 was $50 million (2005: $31 million gain).
(i) Income statement reclassifications
Various income statement items under A-IFRS have been reclassified to comply with USGAAP presentation rules. These include:
•	net gain on disposal of non current assets of $85 million (2005: $88 million) is recorded as other operating income under A-IFRS but other non-operating income for USGAAP;

•	rent from property and motor vehicles of $22 million (2005: $20 million) is recorded as other operating revenue under A-IFRS but other non-operating income for USGAAP;

•	loss on foreign currency transactions of $2 million (2005: $40 million gain) is recorded as other operating expenses under A-IFRS but other non-operating income for USGAAP;

•	miscellaneous income of $243 million (2005: $173 million) is recorded in other operating income under A-IFRS but other non-operating income for USGAAP; and

•	under A-IFRS, dealer commissions and bonuses of $493 million (2005: $711 million) are included in goods and services purchased as they are directly related to our sales revenue. Under USGAAP they are classified as other operating expenses.
(ii) Goods and services purchased
Cost of sales includes both direct and indirect costs involved in the sale of the Company’s goods and services. For a service company this would commonly include depreciation and other indirect costs associated with the provision of services. However, we do not report our costs according to this description and classify all of our expenses according to the nature of the expense, referred to as “goods and services purchased” in relation to the sale of goods and services.
Goods and services purchased mainly comprises:
•	network service capacity from external communication service providers;

•	mobile handsets sold to customers;

•	cost of goods sold (other than mobile handsets); and

•	directory paper costs.
Goods and services purchased does not equate to cost of sales due to the non inclusion of depreciation and other indirect costs associated with the provision of our telecommunications services.
(iii)	Dividends paid per share
Dividends paid per share for USGAAP includes TESOP97 and TESOP99 options outstanding as issued shares. Refer to note 37(h).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using
USGAAP (continued)

				Telstra Group
				As at 30 June
					Restated
			2006	2006	2005
	Note		$m	US$m	$m

Reconciliation of shareholders’ equity to USGAAP

A-IFRS shareholders’ equity per balance sheet			12,832	9,525	13,658

Cumulative adjustments required to agree with USGAAP
Property, plant and equipment	37	(c)	(203)	(151)	(177)
Borrowing costs	37	(d)	543	403	570
Investments	37	(e)	(63)	(47)	(63)
Minority interests(iii)			(246)	(183)	(2)
Retirement benefits	37	(f)	(1,242)	(921)	(193)
Income tax	37	(g)	255	189	(59)
Derivative financial instruments and hedging activities	37	(i)	(195)	(145)	(370)
CSL New World Mobility Limited (formerly Telstra CSL Limited)	37	(j)	(56)	(42)	542
Fair value / general reserve adjustments	37	(k)	(54)	(40)	(54)
Goodwill and other intangible asset adjustments	37	(l)	71	53	41
Redundancy and restructuring provision	37	(m)	161	120	—
Mobile handset subsidies	37	(n)	—	—	303

Shareholders’ equity per USGAAP			11,803	8,761	14,196

Balance sheet measured and classified per USGAAP

Current assets
Cash and cash equivalents	10		689	511	1,548
Receivables			3,701	2,747	3,515
Inventories	12		224	166	232
Deferred tax asset	37	(g)	376	279	294
Other assets			243	181	249

Total current assets			5,233	3,884	5,838

Non current assets
Receivables			121	90	65
Derivative financial instruments			214	159	369
Inventories	12		20	15	15
Investments — accounted for using the equity method			27	20	52
Property, plant and equipment			50,632	37,584	48,380
Accumulated depreciation of property, plant and equipment			(26,663)	(19,792)	(25,037)
Goodwill, net			2,087	1,549	2,618
Other intangible assets, net			4,101	3,044	4,662
Prepaid pension assets	37	(f)	5	4	78

Total non current assets			30,544	22,673	31,202

Total assets			35,777	26,557	37,040

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP (continued)

	Telstra Group
	As at 30 June
					Restated
			2006	2006	2005
	Note		$ m	US$m	$m

Balance sheet measured and classified per USGAAP (continued)

Current liabilities
Payables			3,570	2,650	2,766
Borrowings — short term debt			1,583	1,175	463
Borrowings — long term debt due within one year			401	298	1,061
Income tax payable			428	318	534
Provisions	19		662	491	421
Other current liabilities			1,187	881	1,150

Total current liabilities			7,831	5,813	6,395

Non current liabilities
Payables			112	83	257
Derivative financial instruments			525	390	859
Borrowings — long term debt			11,734	8,710	11,641
Deferred tax liability	37	(g)	1,971	1,463	2,300
Provisions			888	659	894
Accrued pension liability	37	(f)	172	128	—
Other non current liabilities			495	367	496

Total non current liabilities			15,897	11,800	16,447

Total liabilities			23,728	17,613	22,842

Minority interests(iii)	23		246	183	2

Net assets			11,803	8,761	14,196

Shareholders’ equity
Share capital — 12,443,074,357 shares issued at 30 June 2006 (2005: 12,443,074,357 shares) (i)	21		5,793	4,300	5,793
Share loan to employees — 55,104,025 shares at 30 June 2006 (2005: 60,378,525 shares)	21		(130)	(96)	(154)
Shares held by employee share plan trusts — 17,931,918 shares at 30 June 2006 (2005: 20,216,091 shares)			(99)	(73)	(113)
Additional paid in capital from employee share plans			390	289	395

Total share capital			5,954	4,420	5,921

Accumulated other comprehensive loss (ii)			(604)	(448)	(729)
Retained earnings			6,453	4,789	9,004

Total shareholders’ equity			11,803	8,761	14,196

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP (continued)
(i) Share capital
Number of shares issued includes shares issued to employees under share loans and shares held by employee share plan trusts. Net balance of shares issued and outstanding at 30 June 2006 is 12,370,038,414 shares (2005: 12,362,479,741 shares).
(ii) Accumulated other comprehensive loss
Accumulated other comprehensive loss, net of related tax, for USGAAP consists of the following components:

	Telstra Group
	As at 30 June
	2006	2005
	$m	$m

Foreign currency translation reserve	(591)	(716)

Derivative financial instruments	(19)	(19)
(tax effect)	6	6

	(13)	(13)

Accumulated other comprehensive loss (net of tax)	(604)	(729)

As part of the merger between CSL and New World Mobility, $132 million was reclassified from accumulated other comprehensive loss to the dilution loss recognised on the merger. Refer to note 37(j) for further details.
(iii) Minority interest
Under A-IFRS, minority interests are presented within equity, but separate from the parent shareholders’ equity. Under USGAAP, minority interests are presented outside equity, in between liabilities and equity. The effect of this adjustment has been disclosed in the reconciliation of shareholders’ equity to USGAAP.
37(a) Immaterial adjustments to previously reported USGAAP amounts
As discussed in note 36, we have adopted A-IFRS from 1 July 2005. This adoption required us to restate our financial information for the year ended 30 June 2005 to comply with A-IFRS. As part of this process, a number of immaterial adjustments have been made to our previously reported USGAAP amounts. As such we have restated certain USGAAP financial measures for the year ended 30 June 2005. The impact of these adjustments is as follows:

Telstra Group
30 June 2005
$m
Reconciliation of net income
Net income per USGAAP — as previously reported	4,172
Adjustments:
- Hong Kong 3G spectrum licence	(5)
- Reach committed capex liability	(90)
- Operating leases	(11)
- Functional currency	11
- Income taxes	123
- Tax effect of above adjustments	4

Net income per USGAAP — restated	4,204

cents per
share
Basic earnings per share per USGAAP — as previously reported	33.6
Basic earnings per share per USGAAP — restated	33.8
Diluted earnings per share per USGAAP — as previously reported	33.5
Diluted earnings per share per USGAAP — restated	33.7

$m
Reconciliation of shareholders’ equity
Shareholders’ equity per USGAAP — as previously reported	14,367
Adjustments:
- Hong Kong 3G spectrum licence	14
- Reach committed capex liability	(93)
- Operating leases	(34)
- Income taxes	(58)

Shareholders’ equity per USGAAP — restated	14,196

Hong Kong 3G spectrum licence
Our subsidiary in Hong Kong, HKCSL, has a licence to utilise 3G spectrum in Hong Kong until 2016. As part of this licence agreement, HKCSL are required to make annual payments for the right to use this spectrum. Under previous AGAAP we expensed these payments as incurred and historically we have not recorded a USGAAP adjustment for this licence.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP (continued)
Hong Kong 3G spectrum licence (continued)
However, under USGAAP this licence should have been capitalised as an intangible asset on acquisition, based on the present value of the expected future payments, with a corresponding liability also recorded.
The adjustment to decrease net income per USGAAP for the year ended 30 June 2005 of $5 million is a result of additional amortisation of $5 million and an increase in net interest expense of $4 million associated with the unwinding of the present value discount, offset by a decrease in other operating expenses of $4 million due to the reversal of the licence payments expense.
The increase in shareholders’ equity per USGAAP as at 30 June 2005 of $14 million represents an increase in intangible assets ($108 million), a decrease in property, plant and equipment ($24 million), an increase in current and non-current payables ($2 million and $87 million respectively) and a decrease in deferred tax liabilities ($19 million).
Due to the adoption of A-IFRS there is no longer a USGAAP adjustment for this 3G spectrum licence. Refer to note 36(k).
Reach committed capex liability
During fiscal 2005, we agreed to fund the committed capital expenditure of our jointly controlled entity Reach, together with our co-shareholder PCCW Limited, for the period until 2022. Our share of this commitment was disclosed as a contingent liability under previous AGAAP and a USGAAP adjustment was recorded in our 30 June 2005 financial statements to recognise additional equity accounted losses only to the extent of our actual payments under the commitment to 30 June 2005.
However, under USGAAP we were required to recognise additional equity accounted losses in Reach for our entire capital expenditure commitment, not just the amount paid. This adjustment has given rise to an additional $88 million of equity accounted losses and an additional $2 million of interest expense for the year ended 30 June 2005.
The decrease in shareholders’ equity per USGAAP as at 30 June 2005 of $93 million represents an increase in current and non-current provisions of $32 million and $58 million respectively and a decrease in investments accounted for using the equity method of $3 million.
Due to the adoption of A-IFRS there is no longer a USGAAP adjustment for our commitment to Reach. Refer to note 36(i).
Operating leases
Under previous AGAAP we expensed our operating lease payments as incurred and in our previously published financial statements we did not record a USGAAP adjustment to recognise operating lease expenses on a straight line basis. The impact of this adjustment is an increase to other operating expenses of $11 million for the year ended 30 June 2005. Non-current payables increased by $48 million and deferred tax liability decreased by $14 million as at 30 June 2005.
Due to the adoption of A-IFRS there is no longer a USGAAP adjustment for operating leases. Refer to note 36(e).
Functional currency
During the assessment of the functional currency for each of our overseas operations as part of our adoption of A-IFRS, we discovered that the functional currency of Telstra Global Limited under USGAAP was incorrect. This restatement has resulted in a decrease in other operating expenses of $11 million for the year ended 30 June 2005, with a corresponding increase in other comprehensive income.
Due to the adoption of A-IFRS there is no longer a USGAAP adjustment for the functional currency of our overseas operations. Refer to note 36(g).
Income taxes
In our 30 June 2005 financial statements, the USGAAP adjustment to net income for income taxes has been adjusted by $123 million due to the following:
•	adjusting the tax effect of our USGAAP adjustments for property, plant and equipment, resulting in a decrease in tax expense of $44 million;
•	adjustment to the deferred tax on our investments accounted for using the equity method, resulting in a decrease in tax expense of $93 million; and

•	not appropriately recognising deferred taxes for various balances, including intangible assets recognised on acquisitions, resulting in a $14 million increase in tax expense.
The majority of these adjustments to tax expense have arisen as a result of the related deferred tax balances being written off under USGAAP during the year ended 30 June 2005. However, with the adoption of A-IFRS these adjustments were recorded in the A-IFRS opening transition balance sheet at 1 July 2004. As such, the different timing of recording these adjustments for A-IFRS and USGAAP purposes has resulted in the majority of these adjustments. The decrease in shareholders’ equity for USGAAP as at 30 June 2005 of $58 million represents a decrease in goodwill of $6 million and an increase in deferred tax liability of $52 million. Accumulated other comprehensive income was also reduced by $26 million.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP (continued)
37(b) Changes in accounting principles under USGAAP
Mobile handset subsidies
We previously deferred subsidies on mobile handset sold as part of a bundled arrangement under USGAAP. This was based on the fact that the revenue allocated to subsidised handsets in accordance with EITF 00-21 “Revenue Arrangements with Multiple Deliverables” (EITF 00-21), is contingent upon the delivery of the contracted services and is therefore recognised over the expected customer contract life. As such we previously recognised the subsidised cost of the handsets on a similar basis.
From 1 July 2005, we have changed our accounting principle to expense handset subsidies as incurred. This change was adopted in order to ensure consistency with the accounting principle we have elected to adopt under A-IFRS. Furthermore, this change in principle treats the handset as a separate deliverable from a cost viewpoint which is consistent with the principles of EITF 00-21.
This change in accounting principle has resulted in the write off of $303 million of previously deferred handset subsidies as at 1 July 2005, with an adjustment to deferred tax liability of $91 million.
Capitalisation of pension cost
Historically we have recorded a USGAAP adjustment to recognise an expense (or benefit) for the defined benefit plans that we sponsor (refer to note 37(f)). From 1 July 2005 we have changed our accounting principle to capitalise a portion of our pension cost/benefit under USGAAP, where that cost/benefit is attributable to employees who are directly engaged in the construction of our property, plant and equipment, for the period of time that those employees spend on the construction work. Previously we have not capitalised a portion of this cost/benefit.
This change in accounting principle is preferable as the pension cost/ benefit is considered an additional labour cost and this change would ensure consistency with how we treat other labour costs. It is also consistent with our accounting principle under A-IFRS.
This change has resulted in a decrease to property, plant and equipment on 1 July 2005 of $47 million, with an associated increase in deferred tax liability of $14 million.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP
37(c) Property, plant and equipment
Revaluations
Certain items of property, plant and equipment had been previously revalued under A-IFRS. Revaluations of property, plant and equipment are not allowed under USGAAP, except for permanent impairments. As such we have reversed previously revalued property, plant and equipment to historical cost for USGAAP purposes.
Under A-IFRS, we have deemed the carrying value of our property, plant and equipment to be cost and as such we no longer revalue property, plant and equipment.
Depreciation expense and disposal gains or losses under A-IFRS are based on the recorded amount of the asset and are therefore higher (or lower for disposal losses) for assets that had been previously revalued upwards. Depreciation expense and disposal gains and losses have been adjusted to reflect amounts based on the original cost of the asset for USGAAP.
Impairment loss reversal — Hybrid Fibre Coaxial (HFC) cable network
In fiscal 1997, we wrote down the value of our HFC cable network by $587 million. This writedown continues to be reflected in the HFC network’s carrying value under A-IFRS. Under USGAAP, the initial future undiscounted cash flows derived from our HFC network were greater than the recorded value and continue to be as at 30 June 2006. As a result, the writedown has been reversed for USGAAP. Depreciation expense has also been increased under USGAAP due to the higher asset value.
Indirect costs
Before 1 July 1996, we expensed all indirect costs as incurred. Under USGAAP, those indirect costs associated with operations and management personnel directly involved in the construction of our communication assets have been systematically allocated and recorded as part of the cost of those assets and depreciated accordingly.
From 1 July 1996, we changed our accounting policy in relation to indirect cost capitalisation to be consistent with USGAAP.
Sale of property sold as part of a sale and lease back transaction
In fiscal 2003, we sold certain land and buildings under a sale and leaseback arrangement. The net gain on the sale was recognised in net income.
Under USGAAP, the gains made on the sale of land and buildings as part of the sale and leaseback transaction were deferred and are currently being recognised over the period of the underlying leases. The original gain deferred for USGAAP was $177 million.
Purchase of radio access network (RAN) assets
In fiscal 2005, we entered into an arrangement with Hutchison 3G Australia Pty Ltd (H3GA) to jointly own and operate H3GA’s existing third generation RAN assets and fund future network development. The purchase consideration for our share of the RAN assets was $447 million, payable over 2 years.
Under A-IFRS, the purchase consideration was discounted using an asset specific discount rate. Under USGAAP, an incremental borrowing rate was used to discount the purchase consideration. The difference in the discount rate has resulted in a higher asset value and depreciation expense under USGAAP, offset by lower borrowing costs associated with the unwinding of the discount.
Refer to note 37(e) for further information on the 3G Partnership.
Summary of property, plant and equipment adjustments

	Telstra Group
			Shareholders’
	Net Income		Equity
	Year ended / As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Revaluations	6	6	(593)	(599)
HFC cable network	(23)	(25)	144	167
Indirect costs	(39)	(60)	342	381
Sale and leaseback	18	18	(108)	(126)
RAN assets	12	—	12	—

	(26)	(61)	(203)	(177)

37(d) Borrowing costs
Under A-IFRS, we expense all borrowing costs when incurred. Under USGAAP, borrowing costs relating to the construction of property, plant and equipment and software developed for internal use are recorded as part of the asset cost. The capitalised borrowing costs also result in higher depreciation expense under USGAAP.
For USGAAP purposes, we have capitalised borrowing costs with a net book value of $543 million as at 30 June 2006 (2005: $570 million). Additional depreciation and disposals of $108 million (2005: $108 million) have been recorded for the year ended 30 June 2006, offset by a decrease in interest expense of $81 million (2005: $90 million).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(e) Investments
3GIS Partnership
The 3GIS Partnership was established to operate the third generation radio access network (RAN) as discussed in note 37(c). The partners each made an initial investment of $1 but provide additional capital as required in the form of interest-free loans.
Under A-IFRS, we recognise our share of the RAN assets held by the partnership within property, plant and equipment. Expenses incurred by the partnership are on-charged to the partners in equal proportion.
Under USGAAP, we account for the 3GIS Partnership using the equity method. As such, the interest-free loans are considered to form part of the investment in the partnership, and we record our share of the partnership’s results against this investment.
PCCW Limited (PCCW) Converting Note
Under A-IFRS, our converting note issued by PCCW was carried at face value, with adjustments for accrued interest and foreign exchange movements recorded in the income statement in operating expenses. Under USGAAP, the instrument was classified as an available-for-sale security with changes in fair value being recorded in other comprehensive income.
On 30 June 2005, the note expired and was redeemed for $76 million. Under USGAAP, the balance recorded in other comprehensive income was transferred to net income on redemption.
Reach Ltd (Reach)
In fiscal 2001, as a part of the strategic alliance with PCCW, a jointly controlled entity, Reach, was formed through the combination of our international wholesale business and certain other wholesale assets together with certain PCCW assets.
Under USGAAP, this investment was recorded at the net book value of the assets and liabilities transferred, reduced by the amount of cash received. This resulted in a negative carrying value, with the excess credit being recognised as an adjustment to the amount of goodwill on other components of the interdependent transactions — in this case a reduction in the goodwill of CSL (refer to note 37(l)).
As at 31 December 2002, we wrote down the entire carrying amount of our investment in Reach under both A-IFRS and USGAAP, which eliminated most of the USGAAP difference previously reported for Reach.
For both A-IFRS and USGAAP we ceased equity accounting our investment in Reach in fiscal 2003 due to the investment, including other non-participating interests in Reach, being written down to zero.
Summary of investment adjustments

	Telstra Group
			Shareholders'
	Net Income		Equity
	Year ended / As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

3GIS partnership	—	27	27	27
PCCW converting note	—	(10)	—	—
Reach Ltd	—	—	(90)	(90)

	—	17	(63)	(63)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(f) Retirement benefits
Under USGAAP, our defined benefit plans are accounted for under Statement of Financial Accounting Standards No. 87 (SFAS 87) “Employers’ Accounting for Pensions”. While the requirements of this standard are broadly consistent with our policy under A-IFRS (refer note 2.24), there are a number of key differences.
Under A-IFRS, actuarial gains and losses are recognised directly in retained earnings. Under USGAAP, the recognition of certain gains and losses is delayed. Aggregated unrecorded gains and losses exceeding 10% of the greater of the aggregated projected benefit obligation or the market value of the plan assets are amortised over the average expected service period of active employees expected to receive benefits under the plan.
Under USGAAP, future investment and contribution taxes of the fund are not taken into account, with only current taxes reflected in the measurement of the net periodic pension cost and prepaid pension asset.
Based on industry practice in Australia, under A-IFRS the defined benefit asset is adjusted for the estimated impact of future investment and contribution taxes of the fund, which are considered part of the ultimate cost to settle the obligation. Future investment tax is taken into account through an adjustment to the discount rate, while a separate tax reserve is created to take into account future contribution tax benefits.
Due to a change in accounting principle we now capitalise a portion of the net period pension cost under USGAAP (refer to note 37(b)), consistent with our policy under A-IFRS. However, under A-IFRS we have only applied this policy from 1 July 2004, our transition date to A-IFRS. Under USGAAP, we have adjusted our property, plant and equipment to reflect this policy as if it had always been applied. Furthermore, differences in the pension cost have lead to differences in amounts capitalised. These differences between A-IFRS and USGAAP have an ongoing impact on depreciation and amortisation.
Presented below are the disclosures required by USGAAP that are different from A-IFRS. These disclosures have been prepared with respect to only the defined benefit components of our pension plans.

	Telstra Group
	Year ended 30 June
	2006	2006	2005
	$m	US$m	$m

Net periodic pension cost
The components of net periodic pension cost for our defined benefit plans are as follows:

Service cost on benefits earned	214	159	200
Interest cost on projected benefit obligation	226	168	223
Expected return on assets	(333)	(247)	(317)
Expenses and taxation	16	12	16
Member contributions for defined benefits	(20)	(15)	(21)
Transfer of funds to defined contribution plan (i)	93	69	78
Curtailment loss	58	43	—
Settlement gain	(7)	(5)	(4)

Net periodic pension cost per USGAAP	247	184	175
Net periodic pension cost per A-IFRS	182	136	201
Net impact on net income due to different pension cost capitalised	21	15	(25)

Total USGAAP adjustment	44	33	(1)

We used the following major assumptions to determine net periodic pension cost/(benefit) under USGAAP :
Discount rate	5.98%	5.98%	5.99%
Expected rate of increase in future salaries	3.02%	3.02%	3.97%
Expected long-term rate of return on assets	7.00%	7.00%	7.50%

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(f) Retirement benefits (continued)

	Telstra Group
	Year ended 30 June
	2006	2006	2005
	$m	US$m	$m

Projected benefit obligations

Reconciliation of change in projected benefit obligation
Projected benefit obligation at beginning of year	3,964	2,942	3,540
Service cost	214	159	200
Interest cost	226	168	223
Member contributions	7	5	4
Benefit payments (i)	(715)	(531)	(69)
Curtailment loss	58	43	—
Foreign currency exchange rate changes	2	1	(7)
Actuarial (gain)/loss	(379)	(281)	73

Projected benefit obligation at end of year per USGAAP	3,377	2,506	3,964

We used the following major assumptions to determine benefit obligations under USGAAP:
Discount rate	5.98%	5.98%	5.48%
Expected rate of increase in future salaries	3.02%	3.02%	3.99%

Accumulated benefit obligation at end of year	2,374	1,762	2,472

Plan assets

Reconciliation of change in fair value of plan assets
Fair value of plan assets at beginning of year	4,519	3,354	4,302
Actual return on plan assets	825	612	360
Transfer of funds to defined contribution plan (i)	(93)	(69)	(78)
Employer contributions	3	2	3
Member contributions for defined benefits	20	15	21
Transfers/member contributions for accumulation benefits	7	5	4
Benefit payments (i)	(715)	(531)	(69)
Plan expenses	(16)	(12)	(17)
Foreign currency exchange rate changes	2	1	(7)

Fair value of plan assets at end of year per USGAAP	4,552	3,377	4,519

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(f) Retirement benefits (continued)

	Telstra Group
	Year ended 30 June
	2006	2006	2005
	$m	US$m	$m

Reconciliation of funded status of plan
Projected benefit obligation	(3,377)	(2,506)	(3,964)
Plan assets at fair value	4,552	3,377	4,519

Funded status	1,175	871	555
Unrecognised net transition liability	4	3	4
Unrecognised net actuarial gain	(1,346)	(998)	(481)

Pension (liability)/asset per USGAAP	(167)	(124)	78
Prepaid pension asset per A-IFRS	1,029	764	247
Differences in pension cost capitalised	46	33	24

Total USGAAP adjustment	(1,242)	(921)	(193)

(i) Benefits payments include payments out of the defined benefit plan into the defined contribution plan.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(g) Income tax
Under A-IFRS, we apply the balance sheet liability method of accounting for deferred taxes, which is broadly consistent with Statement of Financial Accounting Standards No. 109 (SFAS 109) “Accounting for Income Taxes”.
Our other USGAAP adjustments disclosed in note 37 have amended the carrying values of certain assets and liabilities under USGAAP and has resulted in an adjustment to the deferred tax balances.
Under A-IFRS, deferred taxes that arise on the initial recognition of an asset or liability are not recognised where the transaction is not a business combination and affects neither accounting profit nor taxable profit at the time of the transaction. USGAAP contains no such exemption and as such additional deferred tax balances have been recognised for USGAAP.
We have a number of intangible assets with an indefinite life, most notably our Trading Post mastheads. Under A-IFRS, the tax base used in the deferred tax calculation is the asset’s disposal value. It is assumed that the accounting carrying value will only be consumed upon disposal due to the fact that these intangible assets are not being amortised for accounting purposes.
However, under USGAAP the tax base used in the deferred tax calculation is the depreciable tax value, which is generally nil for these assets. This is because the intangible assets are not being specifically held for disposal and therefore the disposal value cannot be used for USGAAP purposes. This has resulted in an increase in deferred tax liability for USGAAP, with a corresponding increase in goodwill.
For A-IFRS, we classify all deferred tax balances as non current. For USGAAP, the classification between current and non current is based on the balance sheet classification of the underlying net current and non current asset or liability. Where there is no underlying asset or liability the classification is based on when the temporary difference is expected to reverse. The effect of this has been disclosed in the balance sheet measured and classified per USGAAP.
Summary of income tax adjustments

	Telstra Group
			Shareholders’
	Net Income		Equity
	Year ended / As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Initial recognition exemption	(7)	1	(43)	(35)
Indefinite life intangibles	—	—	8	8
Property, plant and equipment (note 37(c))	10	18	68	58
Borrowing costs (note 37(d))	7	4	(157)	(164)
Investments (note 37(e))	(3)	(5)	(5)	(2)
Retirement benefits (note 37(f))	14	(2)	373	56
Derivatives and hedging (note 37(i))	(58)	29	59	111
CSL New World Mobility (note 37(j))	—	(33)	—	—
General reserve (note 37(k))	—	(3)	—	—
Redundancy and restructuring (note 37(m))	(48)	—	(48)	—
Mobile handset subsidies (note 37(n))	—	(19)	—	(91)

	(85)	(10)	255	(59)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(g) Income tax (continued)

	Telstra Group
	As at 30 June
	2006	2006	2005
	$m	US$m	$m

Deferred tax assets
Foreign exchange translation, hedge and other finance costs	58	43	117
Employee entitlements	268	199	281
Revenue received in advance	148	110	130
Provisions	164	122	64
Trade and other payables	57	42	38
Accrued pension liability	68	50	—
Tax losses	291	216	230
Other	78	58	23

Total gross deferred tax assets under USGAAP	1,132	840	883
Valuation allowance	(185)	(137)	(161)

Total net deferred tax assets under USGAAP	947	703	722

Deferred tax liabilities
Property, plant and equipment	2,047	1,520	2,003
Prepaid pension asset	—	—	23
Intangible assets	495	367	611
Mobile handset subsidies	—	—	91

Total deferred tax liabilities under USGAAP	2,542	1,887	2,728

Net deferred tax liability under USGAAP	(1,595)	(1,184)	(2,006)
Net deferred tax liability under A-IFRS	1,703	1,264	1,802

Difference	108	80	(204)

Reported as follows for the USGAAP balance sheet:
Net current deferred tax asset	376	279	294
Net non current deferred tax liability	(1,971)	(1,463)	(2,300)

	(1,595)	(1,184)	(2,006)

As at 30 June 2006, our foreign operations have operating loss carryforwards of $291 million of which $9 million will expire in 2027. The remaining balance does not have an expiration date. We have established a valuation allowance of $185 million to provide for the operating loss carryforward due to our uncertainty over our ability to utilise these operating loss carryforwards.
As at 30 June 2005, our foreign operations have operating loss carryforwards of $230 million of which $13 million will expire in fiscal year 2027. We have established a valuation allowance of $161 million to provide for the operating loss carryforward due to our uncertainty over our ability to utilise these operating loss carryforwards

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(g) Income tax (continued)
The following table represents the domestic and foreign components of net income before income tax expense and minority interests and income tax expense/(benefit), calculated in accordance with USGAAP:

	Telstra Group
	Year ended / As at 30 June
	2006	2006	2005
	$m	US$m	$m

Net income before income tax expense and minority interests consists of:
Domestic	4,829	3,586	5,940
Foreign	(646)	(481)	20

Net income before income tax expense and minority interest	4,183	3,105	5,960

Income tax expense/(benefit) consists of:
Current:
Domestic	1,785	1,325	1,718
Foreign	15	11	22

Total current income tax expense	1,800	1,336	1,740

Deferred:
Domestic	(326)	(243)	22
Foreign	(9)	(7)	(6)

Total deferred income tax expense/(benefit)	(335)	(250)	16

Income tax expense, net	1,465	1,086	1,756

Actual income tax expense differs from the amounts computed by applying the statutory Australian income tax rate of 30% to net income before income tax expense and minority interests. The following table represents the reconciliation of the expected income tax expense to actual income tax expense:

	Telstra Group
	Year ended / As at 30 June
	2006	2006	2005
	$m	US$m	$m
Expected income tax expense	1,255	931	1,788

(Decrease)/increase in income taxes resulting from:
Effect of different rates of tax on overseas income	(19)	(14)	(11)
Non assessable and non deductible items	88	64	(23)
Cumulative effect of changes in accounting principles	105	78	—
Under/(over) provision of tax in prior years	36	27	2

Actual income tax expense for USGAAP	1,465	1,086	1,756

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(h) Employee share plans and compensation expenses
Our employee and executive share plans are described in note 31.
As at 1 July 2005 for USGAAP purposes, we have adopted Statement of Financial Accounting Standards No. 123 Revised (SFAS 123R), “Share-Based Payment” using the modified prospective application method. This standard requires entities to recognise an expense for the issue of employee stock options and similar awards based on their fair value on the grant date and recognised over the associated service period, which is usually the vesting period. However there is no financial statement effect for us upon adoption of SFAS 123R, as we previously adopted the fair value method of valuing employee stock options and similar awards under SFAS No. 123, “Accounting for Stock Based Compensation”.
Under A-IFRS, we have adopted AASB 2 “Share-based Payment” which is broadly consistent with SFAS 123R. As permitted under A-IFRS and described in note 31, we have elected to apply AASB 2 only to equity instruments granted after 7 November 2002, which have not vested as at 1 January 2005. Therefore a USGAAP adjustment is still required to record the compensation expense for equity instruments issued prior to 7 November 2002.
As a result of this adjustment, we have recorded nil compensation expense for the year ended 30 June 2006 in the reconciliation of net income to USGAAP (2005: $7 million).
37(i) Derivative financial instruments and hedging activities
Our risk management policies and objectives of entering into derivative financial instruments have been disclosed in note 35, “Financial and capital risk management.”
As permitted on the first-time adoption of A-IFRS, the Company elected to not restate comparative information for financial instruments within the scope of AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139). Therefore, for the year end 30 June 2005 the fair value of derivatives were not recorded under A-IFRS. Beginning 1 July 2005, derivative financial instruments are recognised and measured at fair value.
Under USGAAP, certain derivative instruments are designated as fair value hedges. The gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, is recognised in other income/expense as part of net income during the period of the change in fair values.
Under A-IFRS, the same derivative instruments are designated as cash flow hedges. The effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognised in other income/ expense as part of net income during the period of change.
We enter into forward foreign exchange contracts to hedge certain firm commitments denominated in foreign currencies relating to our capital expenditure programs. Under A-IFRS, realised gains and losses on termination of these hedges are recognised as a net cost of the equipment acquired.
We do not designate specific forward foreign exchange contracts as hedges under USGAAP. As a result, changes in fair value of the forward foreign exchange contracts are required to be recognised in net income for USGAAP purposes. We have recorded a marked to market adjustment in other income per USGAAP for the forward foreign exchange contracts outstanding at 30 June 2006.
As a result of the change in the capital expenditure foreign exchange contract rates, we also recorded an adjustment to increase fixed assets and depreciation expense. Additionally, another adjustment to other income per USGAAP was recorded to reverse net realised foreign exchange gains/losses capitalised in property, plant and equipment under A-IFRS.
We enter into interest rate swaps to manage our exposure to interest rate risk relating to our outstanding short-term commercial paper. We do not designate the interest rate swaps used to manage our interest rate exposure as hedges under USGAAP. As a result, changes in the fair values of these interest rate swaps are required to be included in the reconciliation of net income to USGAAP. We have recorded a marked to market adjustment in other income under USGAAP for changes in fair value of interest rate swap contracts outstanding at the fiscal year end.
We enter into cross currency interest rate swaps to hedge our exposure to the risk of overall changes in fair value relating to interest rate and foreign currency risk of our foreign currency borrowings. The ineffective portion of our hedging instruments (inclusive of the time value of money) is taken to other income/expense.
Under USGAAP we record our derivative instruments on a net basis by counterparty where a master netting agreement is in place. Under A-IFRS we are precluded from netting our derivative instruments by counterparty in the balance sheet.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(i) Derivative financial instruments and hedging activities (continued)
Summary of derivative financial instruments and hedging activities adjustments

	Telstra Group
			Shareholders’
	Net Income		Equity
	Year ended / As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Forward foreign exchange contracts	1	2	3	2
Interest rate swaps	21	(85)	—	(163)
Cross currency interest rate swaps	(214)	(13)	(198)	(209)

	192	(96)	(195)	(370)

37(j) CSL New World Mobility Limited (formerly Telstra CSL Limited (CSL))
Original acquisition
Under previous AGAAP, acquisition costs of $999 million were written off on acquisition of CSL in January 2001. USGAAP did not allow such a write-off, as it could not be supported by an analysis of the undiscounted cash flows of the entity. Accordingly, the goodwill write-off was reversed and is carried forward as a difference in the reconciliation of shareholders’ equity to USGAAP.
USGAAP adjustments were also recorded on the acquisition of CSL for the following:
•	losses of $30 million on the hedge of the purchase of CSL were included in the cost of acquisition under previous AGAAP, but were recognised in net income under USGAAP; and

•	recognition of a deferred tax asset of $33 million under USGAAP associated with fair value acquisition adjustments, with a corresponding decrease to goodwill. This deferred tax asset was realised in fiscal 2005.
Goodwill impairment
On 31 March 2006, we merged the CSL Group with the mobile operations of New World PCS Holdings Limited and its controlled entities (New World Mobility Group) to form the CSL New World Mobility Group. Our carrying value of goodwill under USGAAP for CSL has historically been higher than under A-IFRS due to the USGAAP adjustments on original acquisition, and the merger transaction indicated that a pre-existing impairment under USGAAP existed in CSL.
We performed an impairment test on our goodwill balance in CSL prior to recording the merger and as a result we recognised an impairment loss in our net income per USGAAP. The fair value of CSL for the purposes of the impairment test was calculated using a discounted cash flow technique.
Historically under USGAAP, we have recorded impairment losses of $394 million. These impairment losses were based on a discounted cash flow technique used to calculate the fair value of CSL.
New World Mobility merger
Under the merger agreement, CSL issued new shares to New World Mobility Holdings Limited for 100% of the issued capital of the New World Mobility Group and $44 million cash. The issue of new shares diluted our ownership interest in the merged group to 76.4%.
Under A-IFRS, a dilution gain was recognised directly in equity, being the difference between the fair value of the interest acquired in the New World Mobility Group and the carrying value of the diluted interest in the merged group, including any foreign currency translation reserve balance.
Due to the USGAAP impairment recorded in CSL goodwill just prior to the merger transaction, the carrying value of CSL at the date of the merger was lower under USGAAP compared to A-IFRS. Furthermore, the foreign currency translation reserve balance associated with CSL under USGAAP at the date of the merger was significantly higher than the balance under A-IFRS due to the USGAAP adjustments described in note 37(l). This lead to us recording a dilution loss on the merger under USGAAP primarily due to the reclassification of $132 million from accumulated other comprehensive loss. This dilution has been recorded directly in equity for USGAAP purposes.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(j) CSL New World Mobility Limited (continued)
Summary of CSL New World Mobility adjustments

	Telstra Group
			Shareholders’
	Net Income		Equity
	Year ended / As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Original acquisition	—	—	936	936
Goodwill impairment	(634)	—	(1,028)	(394)
New World Mobility merger	—	—	36	—

	(634)	—	(56)	542

37(k) Fair value and general reserve adjustments
Under A-IFRS, we recorded a reserve of $54 million on the acquisition of a controlling interest in TelstraClear Limited in December 2001, representing our share of the fair value adjustments attributed to our previous equity accounted ownership interest. Under USGAAP this reserve adjustment was offset against goodwill.
Under A-IFRS, the effect of dilutions of ownership due to equity transactions conducted by third parties are recorded in a reserve. Under USGAAP, this is treated as a sale of ownership interest and taken to net income. For the year ended 30 June 2006, the adjustment to net income was $nil (2005: $5 million gain).
37(l) Goodwill and other intangible asset adjustments
Under both A-IFRS and USGAAP, goodwill is not amortised but reviewed for impairment annually, or more frequently if certain indicators or triggers arise. However, we ceased amortising goodwill under USGAAP from 1 July 2002 but did not cease amortisation under A-IFRS until 1 July 2004. As such we continue to record a historical USGAAP adjustment.
Under both A-IFRS and USGAAP, goodwill in foreign controlled entities is denominated in the functional currency of the foreign operation, with translation adjustments recorded in equity. Where there is a difference between the A-IFRS and USGAAP balance of goodwill, an adjustment is also made to the translation effect. Furthermore, on transition to A-IFRS we reset our foreign currency translation reserve to zero, which has been reversed for USGAAP purposes.
Summary of goodwill and other intangible asset adjustments

	Telstra Group
			Shareholders’
	Net Income		Equity
	Year ended / As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Amortisation difference	—	—	229	229
Translation differences of goodwill in foreign operations	—	—	(158)	(188)

	—	—	71	41

Intangible assets subject to amortisation
Our intangible assets still subject to amortisation are brandnames, customer bases, patents, trademarks and licences. The carrying amount of these intangibles are disclosed in note 15. The following table represents the estimated aggregate amortisation expense for these intangible assets which are still amortised under USGAAP:

	Telstra Group
	Year ended 30 June
	2007	2008	2009	2010	2011
	$m	$m	$m	$m	$m

Estimated aggregate amortisation expense	169	141	107	104	102

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(l) Goodwill and other intangible asset adjustments (continued)
The following table is a reconciliation of the carrying amount of our goodwill under USGAAP by reportable segment:
Telstra Group

	Telstra
	Enterprise &	Telstra
	Government	International	Sensis	Other	Total
	$m	$m	$m	$m	$m

Carrying amount of goodwill (USGAAP) at 30 June 2004	83	1,962	235	1	2,281
Additional goodwill recognised	360	2	153	4	519
Foreign currency translation adjustment	(6)	(176)	—	—	(182)

Carrying amount of goodwill (USGAAP) at 30 June 2005	437	1,788	388	5	2,618
Additional goodwill recognised	4	287	33	—	324
Disposals	(4)	(272)	—	—	(276)
Foreign currency translation adjustment	—	55	—	—	55
Impairment losses	—	(634)	—	—	(634)

Carrying amount of goodwill (USGAAP) at 30 June 2006	437	1,224	421	5	2,087

37(m) Redundancy and restructuring
The principal difference between A-IFRS and USGAAP with respect to accruing for restructuring costs is that A-IFRS places emphasis on the recognition of the costs of the exit plan as a whole whereas USGAAP requires that each type of cost be examined individually to determine when it may be accrued. The differences are primarily related to the timing of the recognition of restructuring costs.
As a result we have recorded an adjustment of $46 million to reduce the provision related to contractual obligations. Under USGAAP, a liability is incurred for contractual obligations when the Company ceases using the right conveyed by the contract. As of 30 June 2006, the Company has not ceased using the rights conveyed by these contracts.
An adjustment of $115 million is recorded to reduce the provision for other exit costs. Under USGAAP, a liability is incurred for other exit costs if the Company has already incurred the cost. As of 30 June 2006, the Company has not incurred these expenses.
There is no significant GAAP difference between A-IFRS and USGAAP in relation to the redundancy provision we have recognised at 30 June 2006.
37(n) Mobile handset subsidies
In fiscal 2005 under USGAAP, we deferred our mobile handset subsidies and recognised them over the expected customer life. Under A-IFRS we expense handset subsidies as incurred.
On 1 July 2005, we changed our accounting principle under USGAAP to expense handset subsidies as incurred, consistent with our policy under A-IFRS. As such there is no longer a USGAAP adjustment. Refer to note 37(b) for further details.
The impact of this adjustment on net income for the year ended 30 June 2005 was an increase of $64 million. Shareholders’ equity under USGAAP at 30 June 2005 increased by $303 million.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(o) Consolidation of variable interest entities
A-IFRS requires consolidation of an entity where we are able to dominate decision making, directly or indirectly, relating to the financial and operating policies of that entity to enable it to operate with us in achieving our objectives. Ownership percentage as a single factor does not determine consolidation under A-IFRS.
USGAAP requires a beneficiary to consolidate a variable interest entity if it is the primary beneficiary of that entity. The primary beneficiary is defined as having a variable interest in a variable interest entity that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns (if no party absorbs a majority of the entity’s expected losses), or both. A variable interest entity is any legal structure used to conduct activities or hold assets that either:
•	has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support;

•	has a group of equity owners that are unable to make significant decisions about its activities; or

•	has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.
We have identified the following variable interest entities for which we are considered to be the primary beneficiary:
•	Telstra Employee Share Ownership Plan Trust (TESOP97);

•	Telstra Employee Share Ownership Plan Trust II (TESOP99); and

•	Telstra Growthshare Trust.
These entities have been consolidated under both A-IFRS and USGAAP.
We have also identified the 3GIS Partnership to be a variable interest entity, of which we have a significant variable interest, but we are not the primary beneficiary. As such, we have not consolidated the 3GIS Partnership. For further information, refer to notes 30 and 37(c).
37(p) Arrangements that contain leases
Based on the requirements of Emerging Issues Task Force Issue No. 01- 8 (EITF 01-8), “Determining Whether an Arrangement Contains a Lease”, an arrangement contains a lease if fulfilment of that arrangement is dependent upon the use of specific property, plant and equipment and it conveys the right to control the use of the specific property, plant and equipment to the purchaser.
If an arrangement is considered to contain a lease under EITF 01-8 then it is split into its lease and non-lease components using the relative fair value method, with each component accounted for separately. EITF 01-8 is only applicable to arrangements that we entered into or modified after 1 July 2003.
Currently under A-IFRS, and for arrangements entered into prior to 1 July 2003 for USGAAP, we account for these types of arrangements as service agreements. There is no material impact on the reconciliations of net income and shareholders’ equity to USGAAP of this difference in accounting for embedded leases.
37(q) Recently issued United States accounting standards
In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognised in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition requirements. The Company is currently evaluating the impact of this new Interpretation.
In April 2006, the FASB issued FASB Staff Position FIN 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)” (“FSP 46(R)-6”), which provides additional guidance to consider when determining:
•	whether an entity is a variable interest entity;

•	which interests are considered to be variable interests in the entity; and

•	which party, if any, is the primary beneficiary of a variable interest entity.
The Company is currently evaluating the impact of this new interpretation.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(q) Recently issued United States accounting standards (continued)
In March 2006, the FASB issued Statement No. 156, “Accounting for Servicing of Financial Assets” (“SFAS 156”), which amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 156 requires recognition of a servicing asset or liability at fair value each time an obligation is undertaken to service a financial asset by entering into a servicing contract. SFAS 156 also provides guidance on subsequent measurement methods for each class of servicing assets and liabilities and specifies financial statement presentation and disclosure requirements. SFAS 156 is effective for fiscal years beginning after September 15, 2006 and is required to be adopted by us in the first quarter of fiscal year 2008. The Company is currently evaluating the impact this new Standard but believes that it will not have a material impact on the Company’s balance sheet, income statement or cash flows.
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”), which amends SFAS No. 133, “Accounting for Derivatives Instruments and Hedging Activities” and SFAS No. 140, SFAS No.155 amends SFAS No. 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principle cash flows. SFAS No. 155 also amends SFAS No.140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative instrument. SFAS No. 155 is effective for fiscal years beginning after 15 September 2006. The Company is currently evaluating the impact this new Standard but believes that it will not have a material impact on the Company’s balance sheet, income statement or cash flows.
In November 2005, the FASB issued FASB Staff Position SFAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards” (“FSP 123(R)-3”). FSP 123(R)-3 provides an elective alternative method that establishes a computational component to arrive at the beginning balance of the accumulated paid-in capital pool related to employee compensation and a simplified method to determine the subsequent impact on the accumulated paid-in capital pool of employee awards that are fully vested and outstanding upon the adoption of SFAS 123(R). The Company does not believe that this FSP will have a material impact on the income statement or balance sheet.
In November 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) Nos. SFAS 115-1 and SFAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of other than temporary impairments. The adoption of the FSP did not have a material impact on the income statement and balance sheet.
In October 2005, the FASB issued FASB Staff Position SFAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in SFAS 123(R)” (“FSP 123(R)-2”). FSP 123(R)-2 provides guidance on the application of grant date as defined in SFAS 123(R). In accordance with this standard a grant date of an award exists if:
•	the award is a unilateral grant; and

•	the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval
The Company does not believe that this FSP will have a material impact on the income statement or balance sheet.
In May 2005, the FASB issued FASB Statement No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 replaces APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements” and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005 and requires prospective application. The Company is currently evaluating the impact of this new Standard.

Telstra Corporation Limited and controlled entities
Directors’ Declaration
This directors’ declaration is required by the Corporations Act 2001 of Australia.
The directors of Telstra Corporation Limited have made a resolution that declared:
(a)	the financial statements and notes, set out on pages 2 to 202 of Telstra Corporation Limited and the Telstra Group:
(i) comply with the Accounting Standards and Corporations Regulations;
(ii) give a true and fair view of the financial position as at 30 June 2006 and performance, as represented by the results of the operations and cash flows, for the year ended 30 June 2006; and
(iii) in the directors’ opinion, have been made out in accordance with the Corporations Act 2001.
(b)	they have received declarations as required by S.295A of the Corporations Act 2001;

(c)	at the date of this declaration, in the directors’ opinion, there are reasonable grounds to believe that Telstra Corporation Limited will be able to pay its debts as and when they become due and payable in Australia; and

(d)	at the date of this declaration there are reasonable grounds to believe that the members of the extended closed group identified in note 29(a) to the full financial statements, as parties to a Deed of Cross Guarantee, will be able to meet any obligations or liabilities to which they are, or may become subject to, under the Deed of Cross Guarantee described in note 29(a).
In accordance with subsection 334(5) of the Corporations Act 2001, the directors have elected to adopt the following Australian accounting standards early for the year ended 30 June 2006:
•	AASB 119: “Employee Benefits” (issued in December 2004);

•	AASB 7: “Financial Instruments: Disclosures”;

•	AASB 2005-3: “Amendments to Australian Accounting Standards”; and

•	AASB 2005-10: “Amendments to Australian Accounting Standards”.
For and on behalf of the board

Donald G McGauchie	Solomon D Trujillo
Chairman	Chief Executive Officer and
Executive Director

Date: 10 August 2006
Melbourne, Australia

Telstra Corporation Limited and controlled entities
Independent Audit Report to the Members of Telstra Corporation Limited
This report is included solely for the purpose of incorporation in Telstra Corporation Limited’s Annual Report 2006 as filed with the Australian Stock Exchange and the Australian Securities and Investments Commission.
Scope
The financial report and directors’ responsibility
The financial report comprises the income statement, balance sheet, statement of cash flows, and statement of recognised income and expense, accompanying notes to the financial statements, and the directors’ declaration for Telstra Corporation Limited (the Telstra Entity) and the consolidated entity, for the year ended 30 June 2006. The consolidated entity comprises both the Telstra Entity and the entities it controlled during that year (the Telstra Group).
The directors of the Telstra Entity are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the Telstra Entity and the Telstra Group, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.
Audit approach
I have conducted an independent audit of the financial report in order to express an opinion on it to the members of the Telstra Entity. My audit was conducted in accordance with Australian National Audit Office Auditing Standards, which incorporate the Australian Auditing and Assurance Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.
I performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view that is consistent with my understanding of the Telstra Entity’s and the Telstra Group’s financial position, and of their performance as represented by the results of their operations and cash flows.
I formed my audit opinion on the basis of these procedures, which included:
•	examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

•	assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.
I have also audited the explanation and quantification of the major differences between Australian Accounting Standards compared to generally accepted accounting principles in United States of America, which is presented in note 37 to the financial statements. I have audited note 37 in order to form an opinion whether in all material respects, it presents fairly, in accordance with Accounting Standards in Australia and other mandatory financial reporting requirements in Australia and generally accepted accounting principles in the United States of America, the major differences between Australian Accounting Standards and generally accepted accounting principles in the United States of America.
While I considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of the procedures, my audit was not designed to provide assurance on internal controls.
I performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and the other procedures did not include consideration or judgment of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the Telstra Entity.
Independence
I am independent of the Telstra Group, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. I have given to the directors of the Telstra Entity a written Auditor’s Independence Declaration a copy of which is included in the Directors’ Report. In addition to the audit of the financial report, additional services were undertaken as disclosed in the notes to the financial statements. The provision of these services has not impaired my independence.

Telstra Corporation Limited and controlled entities
Independent Audit Report to the Members of Telstra Corporation Limited (continued)
Audit opinion
In my opinion, the financial report of the Telstra Group is in accordance with:
(a)	the Corporations Act 2001 including:
(i)	giving a true and fair view of the financial position of the Telstra Entity and the Telstra Group as at 30 June 2006 and of their performance for the year ended on that date; and

(ii)	complying with Accounting Standards in Australia and the Corporations Regulations 2001; and
(b)	other mandatory professional reporting requirements in Australia.
Further, in my opinion, note 37 to the financial statements presents fairly the major differences between Australian Accounting Standards and generally accepted accounting principles in the United States of America.
Ian McPhee
Auditor-General
Date: 10 August 2006
Canberra, Australia

Telstra Corporation Limited and controlled entities
Directors’ Report
For the year ended 30 June 2006

1

In accordance with a resolution of the Board, the directors present their report on the consolidated entity (Telstra Group) consisting of Telstra Corporation Limited and the entities it controlled at the end of or during the year ended 30 June 2006.
This is our first full year financial report prepared in accordance with Australian equivalents to International Financial Reporting Standards (A-IFRS). When preparing this directors’ report, we have amended certain accounting and valuation methods applied under the previous Australian Generally Accepted Accounting Principles (AGAAP) to comply with A-IFRS. With the exception of financial instruments, the comparative figures have been restated to reflect these adjustments.
This year has seen the commencement of a 3 to 5 year transformation of the company to improve long term shareholder value. The financial performance of the Company in fiscal 2006 was impacted by the investment in this transformation and provision for future restructuring.
Principal activity
Telstra’s principal activity during the financial year was to provide telecommunications and information services for domestic and international customers. There has been no significant change in the nature of this activity during the year.
Results of operations
Telstra’s profit for the year was $3,181 million (2005: $4,309 million). This result was after deducting:
•	net finance costs of $936 million (2005: $880 million); and

•	income tax expense of $1,380 million (2005: $1,746 million).
Earnings before interest and income tax expense was $5,497 million, representing a decrease of $1,438 million or 20.7% on the prior year’s result of $6,935 million. This decrease was due to higher labour costs, in particular redundancy costs, higher goods and services purchased and increases in other expenses supporting revenue growth. Expenses were also impacted by the recognition of transformation related expenses, including a provision at year end for redundancy and restructuring costs of $427 million to be incurred as part of our business transformation.
Review of operations
Financial performance
Our total income (excluding finance income) increased by $658 million or 2.9% to $23,100 million, reflecting a rise in total revenue (excluding finance income) of $591 million or 2.7% and other income by $67 million or 25.7%.
Total income (excluding finance income) growth was mainly attributable to:
•	mobile goods and services — $284 million or 6.1%;

•	internet and IP solutions revenue — $530 million or 38.5%;

•	advertising and directories revenue — $126 million or 7.9%; and

•	pay TV bundling — $57 million or 21.7%.
Mobile goods and services revenue increased largely due to increases in mobile data, international roaming and mobile interconnection revenues. Our interconnection revenues increased primarily due to Hutchison 3G roaming services, which commenced in April 2005. In addition, we continued to experience growth in the number of mobiles in operation of 261,000 to reach a total of 8.5 million, as well as increased revenue from mobile handset sales. 3G services were launched and take up has been very promising. Data usage is particularly strong by 3G users.

2

The increase in internet and IP solutions revenue was due to the significant growth in the number of subscribers to our Bigpond broadband product. During fiscal 2006 we increased the number of broadband subscribers by 1.2 million to 2.9 million, reflecting wholesale subscribers of 1.4 million and retail subscribers of 1.5 million.
Our advertising and directories revenue increased compared with the prior year due to the continued strong performance of our Yellow pages® and White pages® print directories and strong growth in online products. This growth has also been driven by innovative marketing and product development strategies.
Pay TV bundling revenue increased due to new subscribers and current subscribers migrating to the FOXTEL digital premium product as a result of promotions during the year, offering minimal price installation and discounted packages.
Partially offsetting the revenue growth was a decline in PSTN product revenues of $540 million or 6.7% as the market continues to move towards new products and services. There has been a general reduction in PSTN volumes during the year with a decline in retail basic access lines and volume reductions across local calls, national long distance calls, international direct calls and fixed interconnection. Yields have also declined due to competitive pricing pressure and continuing customer migration to other products. The rate of decline in the second half of the year has reduced.
Total operating expenses (before depreciation and amortisation, finance costs and income tax expense) increased by $1,637 million or 13.8% compared with the prior year. This growth was mainly attributable to:
•	labour — $506 million or 13.1%;

•	goods and services purchased — $519 million or 12.3%; and

•	other expenses — $612 million or 16.0%.
Excluding the effects of our transformation costs, our total operating expenses (before depreciation and amortisation, finance costs and income tax expense) increased by $933 million or 7.9%. Further details of the increase in expenses is discussed below.
Labour costs grew in fiscal 2006 mainly due to the following:
•	an increase in redundancy expense due to transformation initiatives;

•	annual salary increases due to enterprise agreements and annual salary reviews; and

•	an increase in labour expense of controlled entities as a result of entities acquired during fiscal 2005 being included for the full year in fiscal 2006.
Goods and services purchased increased due to the following:
•	an increase in network payments as a result of a rise in the number of terminations on other networks and additional network access charges incurred as a result of our 3G partnership activities;

•	higher handset subsidies from an increase in the take up of subsidised plans;

•	a rise in purchases of pay TV services to enable us to provide bundled products to meet market demand; and

•	increased costs associated with our restructuring provision.

3

Other expenses grew due to the following:
•	recognition of a restructuring provision associated with our property rationalisation, cancellation of server leases and decommissioning of certain information technology platforms;

•	increased maintenance costs of the existing 3G network and the operational expenditure relating to the construction of the new 3G 850 network; and

•	increased costs associated with our transformation initiatives, including higher consultancy costs for transformation activities and additional market research as part of our market based management approach.
Depreciation and amortisation costs grew to $4,087 million or by 15.8% in fiscal 2006 primarily due to the reassessment of service lives of our assets as part of the transformation strategy. As a result, we have accelerated depreciation and amortisation on our CDMA network, switching systems, certain business and operational support systems and related software totalling $422 million for the year.
Partially offsetting the growth in other expenses was a reduction in our bad and doubtful debt expense resulting from improved credit management performance that led to lower debtor provision requirements and write offs, as well as reduced payments to external debt collection agents.
Net finance costs increased by $56 million or 6.4% in fiscal 2006, primarily due to higher levels of debts driven by the cash requirements to fund the payment of our dividends and capital expenditure associated with the improvement of our core infrastructure. Our borrowings have also been affected by a higher effective interest rate as a result of refinancing elements of our maturing debt. The net debt gearing level remains within the financial parameters set by the Board.
Income tax expense decreased by $366 million or 20.9% to $1,380 million in fiscal 2006 mainly as a result of the lower profit. The effective tax rate in the current year was 30.3% compared with the prior year rate of 28.8%. The effective tax rate is consistent with the Commonwealth statutory marginal income tax corporate rate of 30.0%. The effective tax rate has increased from the prior year mainly due to reduced differences for partnership losses and an increase in the under provision for tax from prior periods.
Financial condition
We continued to maintain a strong financial position, as demonstrated by us generating free cash flow of $4,550 million. During fiscal 2006 we continued to develop our core infrastructure network and re-energise our Company through ongoing operational transformation. In addition, we acquired a number of strategic investments and paid a total of $4,970 million to shareholders as dividends in fiscal 2006.
As part of our ongoing operational transformation, we have introduced the one factory methology to consolidate and simplify the way we operate at all levels of the business. Previously, we had invested in multiple platforms in our exisiting networks. We intend on using economies of scale to ensure rationalisation of the number of operational platforms. We are currently implementing new business support systems and operational support systems to deliver simplificiation of our current processes and new capababilities cost effectively.
During fiscal 2006, we merged our 100% owned Hong Kong mobile operations (Telstra CSL Group) with the Hong Kong mobile operations of New World PCS Holdings Limited and its controlled entities (New World Mobility Group) to form the CSL New World Mobility Group. Under the merger agreement, Telstra CSL Limited (Telstra CSL) issued new shares to New World Mobility Holdings Limited in return for 100% of the issued capital of the New World Mobility Group and $42 million in net proceeds. The share issue diluted Telstra’s ownership in the merged group to 76.4%.

4

This merger was undertaken as the two entities undertake complementary services in providing mobile telecommunication products and services in Hong Kong. We believe the CSL New World Mobility Group will be able to leverage their strong brand recognition and common network. The merged entity will also create the largest wireless service provider in the Hong Kong market.
During fiscal 2006, our credit rating outlook was adjusted by Standard and Poors, and Moodys. The change was initiated as a result of the uncertain environment in which we are operating, reflected by the regulatory uncertainty and the speculation surrounding the further sale of shares in our Company. As a result, our current credit ratings are as follows:

	Long term	Short term	Outlook
Standard & Poors	A	A1	negative
Moodys	A2	P1	negative
Fitch	A+	F1	negative
Our financial condition has enabled us to execute partially our announced capital management program. During fiscal 2006, we returned $4,970 million to shareholders as ordinary and special dividend payments. In fiscal 2006, we paid two special dividends of 6 cents per share ($1,492 million) with our final dividend and interim dividend. We announced during the year that the third year of the capital management policy would not occur. Refer to the strategy section below for further details.
We reported a strong free cash flow position, which enabled the company to pay increased dividends and fund the acquisition of a number of new entities. We continue to source cash through ongoing operating activities and through careful capital and cash management.
Our cash flow before financing activities (free cash flow) position remains strong despite declining to $4,550 million in the year from $5,194 million in the prior year. This decline was driven by higher levels of cash used in investing activities as we undertake our network and information technology platform transformation and a decline in operating performance.
Cash used in investing activities was $4,012 million, representing an increase of $246 million over the prior year. The increase is mainly attributable to capital expenditure to upgrade our telecommunications networks, eliminate components that are no longer useful and improve the systems used to operate our networks. Our investing expenditure also includes $312 million of deferred payments in relation to our purchase of the 3G radio access network assets from Hutchison Australia Pty Ltd in fiscal 2005.
Our cash used in financing activities was $5,399 million, resulting from the funding of dividend payments and the refinancing of our maturing debt, offset by net proceeds from borrowings received from a number of our private placements.
Investor return and other key ratios
Our basic earnings per share decreased to 25.7 cents per share in fiscal 2006 from 34.7 cents per share in the prior year. The decrease was due to lower profit in fiscal 2006.
We have declared a final fully franked dividend of 14 cents per ordinary share ($1,739 million), bringing declared dividends per share for fiscal 2006 to 34 cents per share. The prior year declared dividends amounted to 40 cents per share. The dividends paid in fiscal 2006 were 40 cents per share compared with dividends paid in fiscal 2005 of 33 cents per share. In addition to our dividends in fiscal 2005, we returned $750 million to shareholders through an off market share buy-back during fiscal 2005.

5

Other relevant measures of return include the following:
•	Return on average assets — 2006: 15.8% (2005: 20.6%)

•	Return on average equity — 2006: 24.2% (2005: 30.6%)
The return on both average assets and average equity is lower in fiscal 2006 primarily due to lower profit as previously discussed.
Strategy
We are Australia’s largest telecommunications and information services company. We offer a full range of telecommunication products and services throughout Australia and various telecommunication services in certain overseas countries.
During fiscal 2006, we announced our new strategic and operational focus to continually move forward as an Australian market leader in the telecommunications industry. This review was a blueprint for improving our long term performance by providing a solid platform to drive future growth and create operational efficiencies.
Our vision is to streamline our processes to provide solutions that are simple and valued by our customers, which we believe will ultimately lead to the creation of long term value for our shareholders. Our strategy involves:
•	providing customers with integrated telecommunication services;

•	investing in systems and processes to remove complexity and cost from the business;

•	continually improving our operating performance in mobiles and broadband, as well as accelerating opportunities in Sensis;.

•	investing in new services and applications to differentiate us from our competitors; and

•	targeted investing in areas where we can create value for our shareholders.
We intend to deliver our new strategy through the implementation of a one factory approach and market based management. The one factory approach involves bringing together the operations and management of our internal IT systems, removing duplication and complexity in our systems and implementing simpler and efficient processes and systems, which we believe will improve our operational efficiency and cost structure. Market based management involves us obtaining a better understanding of each of our respective customers’ unique segment needs, priorities and expectations. It is based on extensive market research, which we will utilise to ensure our processes and procedures meet our various customer requirements to ultimately provide them with better services.
In addition, we currently face a series of business operating issues that we expect will impact our future results. These issues range from regulatory issues, including unconditioned local loop access pricing and operational separation, to the potential full sale of the Company.
We are currently in the process of rebuilding, redirecting and transforming the Company. The next three to five years will see us concentrate on rebuilding the network, redirecting resources into next generation services, reshaping the business and segmentation of customers according to their needs. By streamlining our operations, while better satisfying the needs of our customers, we believe we can deliver the financial performance improvements expected by our shareholders.
Although the transformation of our Company is at an early stage, current progress is encouraging. Our transformation has already resulted in our national 3GSM 850 network build being more than 60% complete. Savings have been achieved by consolidating office space, vacating existing leases and sourcing mobile devices through global supply-chain specialist, Brightstar. In addition, we have slowed the PSTN revenue decline in the second half of the year and increased the number of customers using three or more Telstra products. At the same time, we have significantly reduced our customers’ unsatisfied demand for ADSL broadband.

6

Our Fibre to the Node (FTTN) project is on hold, however we have devoted substantial time and resources in discussions with the ACCC to achieve regulation reform, including safeguards for shareholder investments. Until our actual costs are recognised and the ACCC’s regulatory practices change, we will not invest in a FTTN broadband network.
We believe that the successful transformation of our Company will achieve the following:
•	simplified and integrated experience for our customers;

•	Telstra Bigpond to be Australia’s leading ISP and services entity;

•	Sensis to be Australia’s leading information resource;

•	our Company to have the leading wireless network with faster speeds and best in-building coverage, as well as Australia’s largest IP network, providing customers with integrated telecommunications services; and

•	operational and cost efficiencies.
During fiscal 2006, we revised our capital management policy to not make the last payment of a special dividend. No decision with respect to the payment or funding of future ordinary dividends has been made. The Board will make these decisions in the normal cycle having regard to, among other factors, the Company’s earnings and cash flow, as well as regulatory decisions.
Industry dynamics
The Australian telecommunications industry is continually changing. We have seen the number of mobile handsets in the Australian market continue to grow, as well as the use of mobile services. Most households continue to maintain a basic access line, however PSTN products are increasingly being substituted by wireless products.
Advances in technology continue to transform the telecommunications industry. In recent years, we have seen various new product offerings released to the market, including the provision of high-speed wireless services, 3G mobile services. Voice services over IP (VoIP) is another area of change for which the industry is preparing. We have successfully commissioned and commenced testing our next generation VoIP platform which we believe will offer value added broadband services to our customers in the future. We expect take up of this product to increase in future reporting periods, as the market becomes more aware of its performance capabilities.
We aim to be at the forefront of providing leading edge telecommunication services to meet the demands of our customers. During fiscal 2006, we proposed the roll out of the new 3G 850 network. In addition to current services already experienced on existing networks, we believe future 3G 850 customers will enjoy many enhanced features, such as improved video calling services and faster broadband access speeds, in addition to better in-building coverage.
The broadband sector is in a significant growth phase as the demand for high speed internet access accelerates. We have recently seen large increases in broadband subscribers and a steady fall in prices as providers compete for market share. We expect the broadband sector to continue its expansion through the provision of new innovative products.
As telecommunications, computing and media technologies continue to converge, we are focused on enhancing our capabilities to provide new and innovative application and content services and to expand further into these converging markets. The challenge for telecommunications companies moving forward will be to continue maximising revenues from higher margin traditional products such as PSTN products, while managing the shift in customer demand to lower margin emerging products such as broadband. Overall operating margins are under constant pressure from the product mix change to lower margin products. However, as we build a software based cost efficient infrastructure, new products, applications and content can be delivered at low incremental costs to again provide good margins.

7

We continue to be at the forefront of these, and other technology advancements as we continue to devote substantial capital to upgrading and simplifying our telecommunications networks to meet customer demand, particularly for the new product and growth areas. We believe we are well positioned to focus on these areas of new customer demand by providing a broad range of innovative products with creative and competitive pricing structures.
Sale of the Commonwealth’s remaining interest in Telstra
The Commonwealth Government has passed legislation to enable the sale of its remaining interest in Telstra. The Government has stated that it is yet to decide about proceeding with a sale. This decision will include an assessment of whether the level of demand for the shares would allow a partial or full sale of the Commonwealth’s remaining interest. Until this decision is made by the Government and announced, it is unclear how this may affect our capital structure, operations and corporate compliance obligations. Any sale by the Commonwealth of its remaining interest will require our management’s time and resources.
Dividends
The directors have declared a fully franked final dividend of 14 cents per share ($1,739 million). The dividends will be franked at a tax rate of 30%. The record date for the final dividend will be 25 August 2006 with payment being made on 22 September 2006. Shares will trade excluding entitlement to the dividend on 21 August 2006.
During fiscal 2006, the following dividends were paid:

Dividend	Date declared	Date paid	Dividend per share	Total dividend

Final dividend for the year ended 30 June 2005	11 August 2005	31 October 2005	14 cents franked to 100%	$1,739 million

Special dividend for the year ended 30 June 2005	11 August 2005	31 October 2005	6 cents franked to 100%	$746 million

Interim dividend for the year ended 30 June 2006	8 February 2006	24 March 2006	14 cents franked to 100%	$1,739 million

Special dividend for the year ended 30 June 2006	8 February 2006	24 March 2006	6 cents franked to 100%	$746 million
At present, it is expected that we will be able to fully frank declared dividends out of fiscal 2007 earnings. However, the directors can give no assurance as to the future level of dividends, or of the franking of these dividends. This is because our ability to frank dividends depends upon, among other factors, our earnings, Government legislation and our tax position.

8

Significant changes in the state of affairs
There have been no significant changes in the state of affairs of our Company during the financial year ended 30 June 2006, except for:
•	we announced our new strategic and operational focus to continually move forward as an Australian market leader in the telecommunications industry. As part of this strategic review, we unveiled a blueprint for improving our long term performance; and

•	we are involved in continuing discussions over the future regulatory environment impacting the Australian telecommunications industry in general and us in particular. The regulatory environment we operate in has a significant impact on our future performance. There are several key regulatory decisions, whether recently made or pending, which will shape the future of our Company. We are currently in discussions with the regulators, which we hope will advance the best interests of our shareholders, customers and the nation.
Likely developments and prospects
The directors believe, on reasonable grounds, that Telstra would be likely to be unreasonably prejudiced if the directors were to provide more information than there is in this report or the financial report about:
•	the likely developments and future prospects of Telstra’s operations; or

•	the expected results of those operations in the future.
Events occurring after the end of the financial year
The directors are not aware of any matter or circumstance that has arisen since the end of the financial year that, in their opinion, has significantly affected or may significantly affect in future years Telstra’s operations, the results of those operations or the state of Telstra’s affairs; other than:
•	on 31 July 2006, our 50% owned pay television joint venture FOXTEL entered into a new $600 million syndicated secured term loan facility to fund the refinancing of previous loan facilities (including the $550 million syndicated facility), and to enable it to meet future cash flow and expenditure requirements.

The equity contribution deed (ECD) entered into by us and FOXTEL’s other ultimate shareholders, News Corporation Limited and Publishing and Broadcasting Limited has been terminated. Under this arrangement, recourse to our controlled entity Telstra Media Pty Ltd, as a FOXTEL partner, is limited to the assets of the FOXTEL Partnerships.
Details about directors and executives
Changes to the directors of Telstra Corporation Limited during the financial year and up to the date of this report were:
•	John E Fletcher resigned as director on 30 June 2006;

•	Peter J Willcox was appointed as director on 17 May 2006;

•	John D Zeglis was appointed director on 17 May 2006;

•	John T Ralph retired as director on 11 August 2005;

•	Anthony J Clark retired as director on 11 August 2005;

•	Solomon D Trujillo was appointed CEO and executive director on 1 July 2005; and

•	Zygmunt E Switkowski resigned as CEO and executive director on 1 July 2005.

9

Information about directors and senior executives is provided as follows and forms part of this report:
•	names of directors and details of their qualifications, experience, special responsibilities and directorships of other listed companies are given on pages 14 to 19;

•	number of Board and Committee meetings and attendance by directors at these meetings is provided on page 20;

•	details of director and senior executive shareholdings in Telstra are shown on page 20; and

•	details of director and senior executive remuneration is detailed in the remuneration report on pages 22 to 48.
Company secretary
The qualifications, experience and responsibilities of our company secretary are provided on page 19 and forms part of this report.
Directors’ and officers’ indemnity
Constitution
Our constitution provides for us to indemnify each officer to the maximum extent permitted by law for any liability incurred as an officer provided that:
•	the liability is not owed to us or a related body corporate;

•	the liability is not for a pecuniary penalty or compensation order made by a Court under the Corporations Act 2001; and

•	the liability does not arise out of conduct involving a lack of good faith.
Our constitution also provides for us to indemnify each officer, to the maximum extent permitted by law, for legal costs and expenses incurred in defending civil or criminal proceedings.
If one of our officers or employees is asked by us to be a director or alternate director of a company which is not related to us, our constitution provides for us to indemnify the officer or employee out of our property for any liability he or she incurs. This indemnity only applies if the liability was incurred in the officer’s or employee’s capacity as a director of that other company. It is also subject to any corporate policy made by our CEO. Our constitution also allows us to indemnify employees and outside officers in some circumstances. The terms “officer”, “employee” and “outside officer” are defined in our constitution.
Deeds of indemnity in favour of directors, officers and employees
Telstra has also executed deeds of indemnity in favour of:
•	directors of the Telstra Entity (including past directors);

•	secretaries and executive officers of the Telstra Entity (other than Telstra Entity directors) and directors, secretaries and executive officers of our wholly owned subsidiaries;

•	directors, secretaries and executive officers of a related body corporate of the Telstra Entity (other than a wholly owned subsidiary) while the director, secretary or executive officer was also an employee of the Telstra Entity or a director or employee of a wholly owned subsidiary of the Telstra Entity (other than Telstra Entity directors); and

•	employees of Telstra appointed to the boards of other companies as our nominees.
Each of these deeds provides an indemnity on substantially the same terms as the indemnity provided in the constitution in favour of officers. The indemnity in favour of directors also gives directors a right of access to Board papers and requires Telstra to maintain insurance cover for the directors.

10

Additionally, Telstra has executed an indemnity in favour of employees (including executive officers other than directors) in respect of liabilities incurred in the formulation, entering into or carrying out, of a Telstra Sale Scheme (as defined in the Telstra Corporation Act 1991 (Cwth)). This indemnity would cover liabilities incurred by an employee in connection with the proposed sale by the Commonwealth of its remaining shareholding in Telstra. The indemnity is subject to an exclusion for liabilities arising out of conduct involving a lack of good faith.
In April 2006, the Commonwealth Government executed a Deed of Indemnity in favour of the directors of Telstra to cover liabilities incurred by those directors in connection with a Telstra Sale Scheme (as defined in the Telstra Corporation Act 1991 (Cwth)). This indemnity is subject to certain limited exclusions described in the Deed. The Commonwealth also executed a similar indemnity in favour of “Telstra Executives” (as defined in the Deed). The class of “Telstra Executives” includes persons who are likely to be involved in enabling Telstra to assist the Commonwealth in relation to a Telstra Sale Scheme.
Directors’ and officers’ insurance
Telstra maintains a directors’ and officers’ insurance policy that, subject to some exceptions, provides worldwide insurance cover to past, present or future directors, secretaries or executive officers of the Telstra Entity and its subsidiaries. Telstra has paid the premium for the policy. The directors’ and officers’ insurance policy prohibits disclosure of the premium payable under the policy and the nature of the liabilities insured.
Environmental regulation and performance
Telstra’s operations are subject to some significant environmental regulation under Commonwealth, State and Territory law, particularly with regard to:
•	the impact of the rollout of telecommunications infrastructure;

•	site contamination; and

•	waste management.
Telstra has established procedures to monitor and manage compliance with existing environmental regulations and new regulations as they come into force.
The directors are not aware of any significant breaches of environmental regulation during the financial year.
Audit and non-audit services
The Auditor-General and Ernst & Young are authorised to perform all audit services, including an examination or review of the financial statements of the Company in accordance with the laws and rules of each jurisdiction in which filings are made for the purpose of expressing an opinion on such statements.
The Audit Committee approves the provision of recurring audit services as part of the annual approval of the audit plan. Additional audit and non-audit services are pre-approved by the Audit Committee provided they fall within a defined list of services specified by the Audit Committee. Those additional audit and non-audit services that are not listed have to be specifically approved by the Audit Committee prior to the commencement of any engagement. In addition, all non-audit services with a value over $100,000 must be separately approved by the Audit Committee, even if the service is listed as a pre-approved service.

11

The Auditor-General does not provide non-audit services. Ernst & Young does provide non-audit services, but are specifically prohibited from performing any of the following services:
•	bookkeeping services and other services related to preparing Telstra’s accounting records of financial statements;

•	financial information system design and implementation services;

•	appraisal or valuation services, fairness opinions, or contribution in kind reports;

•	actuarial services;

•	internal audit services;

•	management function or human resources;

•	broker or dealer, investment adviser, or investment banking services;

•	taxation advice of a strategic or tax planning nature; and

•	legal services or expert services unrelated to the audit.
In addition, Ernst & Young may only provide non-audit services if the performance of the non-audit service will not cause the total annual revenue to Ernst & Young from non-audit work to exceed the aggregate annual amount of Ernst & Young’s audit fees. The Audit Committee will not approve the provision of a non-audit service by Ernst & Young if the provision of the service would compromise Ernst & Young’s independence.
The provision of non-audit services by Ernst & Young is monitored by the Audit Committee via bi-annual reports to the Audit Committee. In addition, where engagements involve services from the defined list of services, these are reported to the Audit Committee at the following meeting.
The Audit Committee expects the Auditor-General and requires Ernst & Young to submit annually to the Audit Committee a formal written report delineating all relationships between the Auditor-General, Ernst & Young and the Telstra Group. This includes:
•	a listing of all audit and non-audit fees billed by the Auditor-General and Ernst & Young in the most recent fiscal year;

•	a statement on whether the Auditor-General and Ernst & Young are satisfied that the provision of the audit and any non-audit services is compatible with auditor independence; and

•	a statement regarding the Auditor General’s and Ernst & Young’s internal quality control procedures.
A copy of the independence of the auditor declaration is set out on page 21 and forms part of this report.
The Audit Committee submits annually to the Board a formal written report detailing the nature and amount of any non-audit services rendered by Ernst & Young during the most recent fiscal year and an explanation of why the provision of these non-audit services is compatible with auditor independence. If applicable, the Audit Committee recommends that the Board take appropriate action in response to the Audit Committee’s report to satisfy itself of Ernst & Young’s independence.
Details of amounts paid or payable to the auditor for non-audit services provided during the year are located in note 8 to our financial statements.
For the reason set out above, the directors are satisfied that the provision of non-audit services by the external auditor during the year ended 30 June 2006 is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

12

Rounding of amounts
The Telstra Entity is a company of the kind referred to in the Australian Securities and Investments Commission class order 98/100, dated 10 July 1998 and issued pursuant to section 341(1) of the Corporations Act 2001. As a result, amounts in this report and the accompanying financial report have been rounded to the nearest million dollars, except where otherwise indicated.
This report is made in accordance with a resolution of the directors.
Donald McGauchie
Chairman
10 August 2006
Solomon D Trujillo
Chief Executive Officer and Executive Director
10 August 2006

13

Directors’ profiles
As at 10 August 2006, our directors were as follows:

			Year of initial	Year last re-
Name	Age	Position	appointment	elected (1)

Donald G McGauchie	56	Chairman	1998	2005
Solomon D Trujillo (2)	54	CEO and executive director	2005	—
Belinda J Hutchinson	53	Director	2001	2004
Catherine B Livingstone	50	Director	2000	2005
Charles Macek	59	Director	2001	2004
John W Stocker	61	Director	1996	2003
Peter J Willcox (3)	60	Director	2006	—
John D Zeglis (3)	59	Director	2006	—

(1)	Other than the CEO, one third of directors are subject to re-election by rotation each year.

(2)	Solomon D Trujillo was appointed CEO and executive director on 1 July 2005.

(3)	In accordance with our constitution, Peter Willcox and John Zeglis have been appointed to fill interim positions and will stand for election at the 2006 annual general meeting.
A brief biography for each of the directors as at 10 August 2006 is presented below:
Donald G McGauchie AO
Age 56
Chairman
Mr McGauchie joined Telstra as a non-executive director in September 1998 and was appointed as chairman in July 2004. He is chairman of the Nomination Committee and is a member of the Remuneration Committee.
Experience:
Mr McGauchie has wide commercial experience within the food processing, commodity trading, finance and telecommunication sectors. He also has extensive public policy experience, having previously held several high-level advisory positions to the government including the Prime Minister’s Supermarket to Asia Council, the Foreign Affairs Council and the Trade Policy Advisory Council.
Directorships of other listed companies — current:
Director, James Hardie Industries NV (2003- ) and Nufarm Limited (2003- ).
Directorships of listed companies — past three years:
Deputy Chairman, Ridley Corporation Limited (1998-2004); Director, National Foods Limited (2000-2005) and Graincorp Limited (1999-2003).
Other:
Current: Director, Reserve Bank of Australia; Partner, C&E McGauchie — Terrick West Estate. Former: President of the National Farmers Federation (1994-1998); Chairman, Rural Finance Corporation (2003-2004).
Awarded the Centenary Medal for service to Australian society through agriculture and business in 2003. Appointed an officer in the general division of the Order of Australia in 2004.

14

Solomon D Trujillo – BSc, BBus, MBA, Hon Doctor of Law Degrees
(University of Wyoming, University of Colorado)
Age 54
Mr Trujillo joined Telstra as CEO on 1 July 2005.
Experience:
Mr Trujillo has spent his career in the communications sector where he managed fixed line, wireless, broadband and directory businesses and served as a leader in the shift to market-based management. He most recently served as CEO of Orange SA, one of Europe’s leading wireless companies. Mr Trujillo was chairman and CEO of US West until he retired in July 2000 after the company’s merger with Qwest Communications.
Directorships of other listed companies — current:
Target Corporation (1994- ).
Directorships of listed companies — past three years:
Director, Electronic Data Systems Corporation (EDS) (2005-2005), PepsiCo Inc. (2000-2005), Orange SA (2001-2005) and Gannett Co Inc (2002-2006).
Other:
Current: Member, World Economic Forum (2005- ) and UCLA’s School of Public Affairs (2000- ); Trustee, Boston College; Director, Tomas Rivera Policy Institute (1991- ).
Recipient, the Ronald H. Brown Corporate Bridge Builder Award in 1999 from President Clinton for his lifetime commitment as an advocate of workplace diversity.
Belinda J Hutchinson – BEc, FCA
Age 53
Ms Hutchinson joined Telstra as a non-executive director in November 2001. She has been a member of the Audit Committee since February 2005.
Experience:
Ms Hutchinson has had a long association with the banking industry and has been associated with Macquarie Bank since 1992 where she was an executive director. She was previously a vice president of Citibank Ltd.
Directorships of other listed companies — current:
Director, QBE Insurance Group Limited (1997- ) and Coles-Myer Ltd (2005- ).
Directorships of listed companies — past three years:
Director, TAB Limited (1997-2004) and Crane Group Limited (1997-2004).
Other:
Current: Director, St Vincent’s and Mater Health Sydney Limited (2001- ); President, Library Council of New South Wales (2005- ) (member since 1997); and Consultant, Macquarie Bank Limited (1997- ).
Former: Director of Energy Australia Limited (1997- 2005).

15

Catherine B Livingstone – BA (Hons), FCA, FTSE
Age 50
Ms Livingstone joined Telstra as non-executive director in November 2000. She is a member of the Audit Committee and the Technology Committee.
Experience:
Ms Livingstone has a degree in accounting and has held several finance and general management roles predominantly in the medical devices sector. Ms Livingstone was the chief executive of Cochlear Limited (1994-2000).
Directorships of other listed companies — current:
Director, Macquarie Bank Limited (2003- ).
Directorships of listed companies — past three years:
Director, Goodman Fielder Ltd (2000-2003) and Rural Press Limited (2000-2003).
Other:
Current: Chairman, CSIRO (2001- ); Member, Business/Industry/Higher Education Collaboration Committee (BIHECC).
Former: Chairman and Director Australian Business Foundation (2000-2005);
Director, Sydney Institute (1998-2005); Former Member, Department of Accounting and Finance Advisory Board Macquarie University.
Charles Macek - BEc, MAdmin, FAICD, FCPA, FAIM, SF Fin, FCA
Age 59
Mr Macek joined Telstra as a non-executive director in November 2001. He is a member of the Audit Committee and Nomination Committee and is chairman of the Remuneration Committee.
Experience:
Mr Macek has a strong background in economics and has had a long association with the finance and investment industry. His former roles include 16 years as founding managing director and chief investment officer and subsequently chairman of County Investment Management Ltd.
Directorships of other listed companies — current:
Director, Wesfarmers Ltd (2001- ) and Living Cell Technologies Limited (2006- ).
Directorships of listed companies — past three years:
Chairman and Director, IOOF Holdings Ltd (2002-2003).
Other:
Current: Chairman, Sustainable Investment Research Institute Pty Ltd (2002- ) and Financial Reporting Council (FRC) (2003- ); Director, Williamson Community Leadership Program Limited (2004- ); Victorian Councillor, Australian Institute of Company Directors; Member, New Zealand Accounting Standards Review Board and Investment Committee of Unisuper Ltd.
Former: Chairman, Centre for Eye Research Australia Ltd (1996-2003); Director of Famoice Technology Pty Ltd (2001-2004) and Vertex Capital Pty Ltd (2004-2006).

16

John W Stocker - AO, MB, BSc, BMedSc, PhD, FRACP, FTSE
Age 61
Dr Stocker joined Telstra as a non-executive director in October 1996. He is chairman of the Audit Committee and Technology Committee.
Experience:
Dr Stocker has had a distinguished career in pharmaceutical research and extensive experience in management of research and development, and its commercialisation including in his role as chief scientist for the Commonwealth of Australia (1996-1999).
Directorships of other listed companies — current:
Chairman, Sigma Pharmaceuticals Ltd (2005- ); Director, Circadian Technologies Ltd (1996- ) and Nufarm Limited (1998- ).
Directorships of listed companies — past three years:
Chairman, Sigma Company Ltd (1998-2005); Director, Cambridge Antibody Technology Group plc (1995-2006).
Other:
Current: Principal, Foursight Associates Pty Ltd.
Former: Chairman, Grape and Wine Research and Development Corporation (1997-2004).
Peter J Willcox MA
Age 60
Mr Willcox joined Telstra as a non-executive director on 17 May 2006.
Mr Willcox holds a masters degree in physics from Cambridge University and following a 28 year career in the international petroleum industry was appointed as CEO of BHP Petroleum Limited, from 1986 to 1994. He has wide and diverse experience as a director and chairman of Australian and American listed companies. He is a fellow of the Australian Institute of Company Directors and sits on the advisory board of CVC Asia Pacific (Australia) Limited.
Directorships of other listed companies — current:
Chairman, Mayne Pharma (2005- ).
Directorships of listed companies – past three years:
Chairman, AMP Limited (2002- 2005) and Mayne Group Ltd (2002-2005).
Other:
Current: Director, CSIRO (2006- ).
Former: Deputy Chairman, Energy Developments Ltd (1994-2002), Lend Lease Corporation (1994-2000); Director: J.H. Faulding & Co Ltd (1994-2001), James Hardie Industries Ltd (1994-2001), North Ltd (1994-2000), Schroders (Australia) Ltd (1994-1999), BHP Ltd (1988-1994), Woodside Petroleum (1986-1993), Tejas Gas Corporation (1987-1994) and Hamilton Oil Corporation (1987-1991).

17

John D Zeglis BSc Finance, JD Law
Age 59
Mr Zeglis joined Telstra as a non-executive director on 17 May 2006.
Mr Zeglis has a legal background, and became partner with the law firm Sidley & Austin in 1978. His qualifications include a BSc in finance from the University of Illinois, and a JD in law from Harvard.
Mr Zeglis has had a long and distinguished career in the US telecommunications sector. He joined AT&T in 1984, and was elected as president of AT&T in 1998 and chairman and CEO of the AT&T Wireless Group in 1999. He continued as CEO of AT&T Wireless until retiring in November 2004 following the company’s sale to Cingular Wireless.
Directorships of other listed companies — current:
Director, Helmerich & Payne Corporation (1989- ).
Directorships of listed companies – past three years:
Director, Georgia Pacific Corporation (2001-2005).
Other:
Current: Director, AMX Corporation; (2005- ) and State Farm Automobile Insurance (2004- ).
Former: Director, Sara Lee Corporation (1998-2000) and Illinois Power Company (1992-1996).
During the year and through to the date of the report, the following directors resigned or retired:
•	John E Fletcher resigned as a director on 30 June 2006;

•	John T Ralph retired as a director on 11 August 2005;

•	Anthony J Clark retired as a director on 11 August 2005; and

•	Zygmunt E Switkowski resigned as a director on 1 July 2005.
A brief biography for each of the former directors is presented below:
John E Fletcher - FCPA
Mr Fletcher joined Telstra as a non-executive director in November 2000. He was a member of the Nomination Committee and the Remuneration Committee. John E Fletcher resigned as director on 30 June 2006.
Mr Fletcher has had extensive experience in management in the transport industry and was formerly chief executive of Brambles Industries Ltd. Mr Fletcher was employed by Brambles for 27 years, initially in an accounting role and then in a series of operating and senior management positions before being appointed as chief executive in 1993.
John T Ralph - AC, FCPA, FTSE, FAICD, FAIM, FAusIMM, Hon LLD (Melbourne & Queensland), DUniv (ACU)
Mr Ralph joined Telstra as non-executive director and deputy chairman in October 1996. He was a member of the Audit Committee, Nomination Committee and Remuneration Committee. John Ralph retired as director on 11 August 2005.
Mr Ralph has had over 50 years of experience in the mining and finance industries. Mr Ralph was formerly chief executive and managing director of CRA Limited. He has previously served on the boards of several of Australia’s largest companies including the Commonwealth Bank of Australia Limited, BHP Billiton Limited and Fosters Group Limited.

18

Anthony J Clark - AM, FCA, FAICD
Mr Clark joined Telstra as a non-executive director in October 1996. He served on the Audit Committee until February 2005. Anthony Clark retired as director on 11 August 2005.
Mr Clark has had extensive experience in the accounting field, specialising in audit and advisory services and is a fellow of the Institute of Chartered Accountants and a fellow of the Australian Institute of Company Directors. Mr Clark was formerly a managing partner KPMG NSW.
Zygmunt E Switkowski - BSc (Hons), PhD, FAICD
Mr Switkowski was appointed CEO and executive director from March 1999. Zygmunt Switkowski resigned as CEO and executive director on 1 July 2005.
Formerly CEO of Optus Communications Ltd and chairman and managing director of Kodak (Australasia) Pty Ltd and the Business Council of Australia.
Qualifications and experience of our company secretary
Douglas C Gration - FCIS, BSc, LLB (Hons), GDip AppFin
Age 40
Mr Gration was appointed company secretary of Telstra Corporation Limited in August 2001.
Before joining Telstra, Mr Gration was a partner in a leading national law firm. He specialised in corporate finance and securities law, mergers and acquisitions and joint ventures and other commercial contracts, and played a key role in the T1 and T2 privatisations. Mr Gration also advised on telecommunication regulatory matters. Other roles previously held in Telstra include deputy group general counsel and Infrastructure Services and Wholesale general counsel.

19

Directors’ meetings
Each director attended the following Board and committee meetings during the year as a member of the Board or relevant committee:

	Board		Committees(5)
			Audit		Nominations		Remuneration		Technology
	a	b	a	b	a	b	a	b	a	b

D G McGauchie	13	13	—	—	4	4	4	4	—	—
J T Ralph (1)	1	1	1	1	2	2	2	2	—	—
A J Clark (1)	1	1	—	—	—	—	—	—	—	—
S D Trujillo (2)	13	13	—	—	—	—	—	—	—	—
J E Fletcher (3)	13	13	—	—	4	4	4	4	—	—
B J Hutchinson	13	13	6	6	—	—	—	—	—	—
C B Livingstone	13	13	6	6	—	—	—	—	2	2
C Macek	13	13	6	6	4	4	4	4	—	—
J W Stocker	13	13	6	6	—	—	—	—	2	2
P J Willcox (4)	2	2	—	—	—	—	—	—	—	—
J D Zeglis (4)	2	2	—	—	—	—	—	—	—	—

Column a: number of meetings held while a member. Column b: number of meetings attended.

(1)	Retired from the Board on 11 August 2005.

(2)	Appointed CEO and executive director on 1 July 2005.

(3)	Resigned from the Board on 30 June 2006.

(4)	Appointed to the Board on 17 May 2006.

(5)	Committee meetings are open to all directors to attend in an ex officio capacity.
Director and senior executive shareholdings in Telstra
As at 10 August 2006:
Directors

	Number of shares held
	Direct	Indirect
	interest	interest (1)	Total
Donald G McGauchie	1,866	55,775	57,641
Solomon D Trujillo	—	—	—
Belinda J Hutchinson	38,912	35,866	74,778
Catherine B Livingstone	11,637	23,051	34,688
Charles Macek	—	48,576	48,576
John W Stocker	2,953	94,288	97,241
Peter J Willcox	—	10,000	10,000
John D Zeglis	—	—	—

(1)	Shares in which the director does not have a relevant interest, including shares held by the director related entities, are excluded from indirect interest.
Senior executives

	Number of shares held
	Direct	Indirect
	interest	interest (1)	Total
Bruce Akhurst	4,880	17,000	21,880
Deena Shiff	5,680	—	5,680
David Moffatt	147,900	—	147,900
Kate McKenzie	—	—	—
John Stanhope	57,221	—	57,221
David Thodey	63,462	800	64,262
Gregory Winn	—	—	—

(1)	Shares in which the senior executive does not have a relevant interest, including shares held by related entities of the executive, are excluded from indirect interest.

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Auditor’s Independence Declaration to the directors of Telstra Corporation Limited
In relation to my audit of the financial report of Telstra Group (comprising Telstra Corporation Limited and the entities it controlled during the year) for the financial year ended 30 June 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.
Ian McPhee
Auditor-General
10 August 2006
Canberra, Australia

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Remuneration report
The Remuneration Report forms part of the Directors’ Report and is set out under the following headings:
CONTENTS
REMUNERATION AT TELSTRA
The Remuneration Committee
Remuneration policy
Changes to the remuneration strategy
CEO AND SENIOR EXECUTIVES
Remuneration strategy
Remuneration structure
Linking the remuneration structure to the business strategy
Remuneration mix
Fixed remuneration
Short term incentive (STI)
Long term incentive (LTI)
RELATIONSHIP BETWEEN REMUNERATION AND TELSTRA’S PERFORMANCE
Defining “company performance”
DETAILS OF SENIOR EXECUTIVES’ REMUNERATION
Contract arrangements
Relocation costs associated with overseas senior executives
NON-EXECUTIVE DIRECTORS
Remuneration policy and strategy
Remuneration structure
Retirement benefits
Other benefits
Details of non-executive directors’ remuneration
This report for the year ended 30 June 2006 was prepared by the directors in accordance with the Corporations Act 2001. Under AASB 124 “Related Party Disclosures” (AASB 124), we are required to disclose remuneration details for our “key management personnel” (KMP). In addition to the directors, our KMP also includes the Chief Operating Officer and the Group Managing Directors listed in Figure 17. For the remainder of this report the KMP (other than the directors) will collectively be referred to as senior executives.
REMUNERATION AT TELSTRA
Telstra proactively manages executive and director remuneration arrangements to ensure that their remuneration is a key element supporting our business strategy by aligning reward to the achievement of strategic objectives. We also ensure that it is competitive in the markets we draw our talent from and that the needs of all stakeholders are taken into consideration when remuneration decisions are made.

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Remuneration report
The Remuneration Committee
The policy, strategy and structure for the Board, CEO and senior executive remuneration is overseen and regularly reviewed by the Board’s Remuneration Committee.
The Telstra Board Remuneration Committee (Committee) is responsible for reviewing and recommending to the Board the remuneration policy, strategy and structure for Telstra’s Board, the CEO and senior executives. The Committee’s roles and responsibilities, composition and membership is detailed on our website. The Committee also has a responsibility to ensure that our remuneration strategy considers corporate governance principles and expectations of stakeholder bodies.
Any decision made by the Committee concerning an individual executive’s remuneration is made without that executive being present.
Remuneration policy
The remuneration policy consists of principles that guide the Committee in its deliberations, and which should be taken into consideration when formulating the strategy and structure of remuneration.
The Committee is guided by the following principles when formulating remuneration strategy and structure.

Senior executive remuneration should:	Non-executive director remuneration should:
•   reflect the size and scope of the role and be market competitive in order to attract and retain talent

•   be competitive in domestic and global markets

•   motivate executives to deliver short and long term business objectives

•   be aligned with shareholder value creation

•   be differentiated based on individual performance
• be distinguished from executive remuneration • be fee based, not performance based • be partly remunerated in the form of equity in order to align with the returns to shareholders
Changes to the remuneration strategy
In line with major changes to Telstra’s business strategy this fiscal year, we have reviewed and updated our remuneration structure.
During fiscal 2006 the Board approved a new business strategy for Telstra. The new strategy will transform the company over several years in order to meet the challenges of a competitive global market.
With the new business strategy significantly changing the company’s commercial and operational focus, it was important to update the metrics used to determine incentive outcomes to give appropriate weight to Telstra’s new priorities. In parallel with the development of the business strategy, the Committee commissioned an extensive review of the remuneration strategy.

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Remuneration report
The focus of the remuneration review was to advise on contemporary market practice, the relationship between fixed and variable remuneration and the measures which would drive remuneration outcomes in the context of a significant strategic realignment of the business. The aim was to reward the CEO and senior executives on the delivery of transformational and operational outcomes in line with the key elements of the new business strategy. An additional objective of the review was to link the successful delivery of the transformation to future shareholder wealth creation. Management, with input from an external remuneration consultant, formally presented the results of the review to the Committee in December 2005.
The review concluded that the CEO and senior executive remuneration strategy would need to have increased flexibility in order to:
•	focus on achieving long term transformation of the company while delivering on short term performance;

•	reinforce and reward performance measures that will evolve with the company’s changing objectives;

•	attract and retain world-class executive talent; and

•	support a variety of employment arrangements and durations.
Introduction of new performance measures
The three elements of Telstra’s remuneration structure – fixed remuneration, short term incentives (STI) and long term incentives (LTI) – complement each other and will support the execution of business strategy in both the short and long term. These elements are consistent with previous years’ incentive plans. However, new performance measures (which are discussed in detail later in this report) have been introduced to encourage executives to focus on key business outcomes and to ensure that reward payouts occur when the company and the individual achieve the transformational and operational goals set by the Board.
Figure 1 illustrates how the remuneration strategy and structure are aligned to, and support, the business strategy through the use of performance measures.
Figure 1: Alignment of the business and remuneration strategies

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Remuneration report
CEO AND SENIOR EXECUTIVES
Remuneration strategy
Our remuneration strategy for the CEO and senior executives includes performance measures that are aligned to the key elements of Telstra’s new business strategy.
The senior executive remuneration strategy has been repositioned to drive the delivery of the transformation milestones that have been outlined in Telstra’s business strategy. Over the next 3 – 5 years, the remuneration strategy will be based on performance measures that are strongly aligned to those transformation outcomes as well as on other traditional business measures. The weighting of performance measures is expected to evolve over time from initial weighting on transformation measures to:
•	operational measures for the STI; and

•	growth and return measures for the LTI.
Figure 2 shows the proportion of the STI and LTI that depends on transformation measures for fiscal 2006. It is also indicative of how the emphasis on the transformation measures will diminish progressively as our transformation milestones are achieved. (However, it is not intended to represent future weightings of remuneration elements.)
Figure 2: Remuneration structure that supports Telstra’s transformational goals

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Remuneration report
Remuneration structure
The remuneration structure ensures that rewards are linked to strategic outcomes.
When reviewing the structure and mix of the remuneration packages of the CEO and senior executives, the Committee takes into account:
•	remuneration practices in other major corporations in Australia (in terms of both salary levels and the ratio between fixed and “at risk” components);

•	remuneration practices of global corporations within our comparative peer group; and

•	a range of macro-economic indicators used to determine likely movements in broad salary rates.
For fiscal 2006, the remuneration structure for the CEO and senior executives consisted of:
•	fixed remuneration;

•	short term incentive (“at risk”); and

•	long term incentive (“atrisk”).
Linking the remuneration structure to the business strategy
The main benefits of linking senior executives’ rewards to specific performance measures are to increase focus and understanding by senior executives of the key strategic objectives of the business and provide motivation by rewarding employees on strategy execution.
Figure 3 shows in detail how the remuneration structure is designed to satisfy the requirements of the new business strategy, by setting and monitoring specific performance measures for the various elements of remuneration.
Ordinarily, the Committee considers, and recommends to the Board, the measures and targets for the incentive plans during the annual budget setting process. However, for fiscal 2006, the Committee considered the remuneration strategy in parallel with the strategic review of the company. The Committee recommended that the incentive measures should focus on the transformation through to fiscal 2010. The fiscal 2010 strategic targets outlined to shareholders in November 2005 were used as a starting point to determine the fiscal 2006 STI and LTI performance measures.
To link the remuneration structure to business strategy, the Committee prioritised the business’ strategic objectives by considering:
•	what could be measured;

•	what objectives would have the greatest impact; and

•	what aggregate of measures would best support the key themes of the strategy.

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Remuneration report
At the end of each financial year, the Committee reviews the company’s audited financial results and the results of the other performance measures, and assesses performance against each measure to determine the percentage of STI and LTI that is payable. Measures are tracked by an internal project office and, where appropriate, the achievement against targets will be independently audited.
Figure 3: Performance measures selected to ensure a focus on key business strategies

Remuneration	Performance	How is it measured?	Link to business strategy
element	measures
	Company Financial	EBITDA — Earnings before interest, tax, depreciation, amortisation.	To achieve earnings objective.

	Cost Reduction	Amount of accelerated cost savings.	To identify and deliver near term operating cost saving benefits that enable investment in transformation initiatives.

STI (Cash)	3G – 850 Network	The number of sites that are 3G equipped and receiving transmission.	To deliver on the wireless strategy that enables mobile revenue growth, reduces cost and optimises the mobile business.

	Broadband marketshare	The increase in Telstra’s share of retail broadband customers.	To achieve an increase in Telstra’s retail broadband marketshare.

	Individual accountabilities	The achievement of personal goals which include business unit specific targets.	To align the individual’s personal goals with the business’ goals.

	Revenue Growth	The year over year revenue growth rate over the periods – 3 and 5 years.	To drive the development of new revenue and overall growth.

	Operating Expense	The total operating expense growth rate over the periods – 3 and 5 years.	To drive cost control and restructure the cost base of the company.

	IT Transformation milestones	The time taken to achieve a targeted reduction of Business Support Systems (BSS) and Operational Support Systems (OSS).	To reduce complexity, reduce cost and provide an enhanced customer experience by reducing the number of systems.

LTI (Performance Rights)	Network Transformation milestones	The time taken to achieve network simplification and build a new platform.	To simplify the network to reduce complexity and cost, while providing a new platform for revenue growth.

	Return on Investment (ROI) over 3 years	EBIT over Average Investment (Average of Net Debt plus Shareholder Funds).	To measure the return gained from the financial investment in the transformational goals.

	Total Shareholder Return (TSR) Growth over 5 years	Absolute growth in share price and accumulated dividends from 19 August 2005.	To measure the value derived from execution of the business strategy.
In the case of Bruce Akhurst the STI is measured against specific financial metrics for Sensis in lieu of the Telstra financial and transformational measures detailed above. Sensis EBIT contribution and Cashflow make up 80% of his STI and the remaining 20% is based on individual accountabilities.
To ensure the continued alignment of transformation objectives, the creation of value and executive reward, the Committee initiated a review of the linkage between the remuneration strategy and business strategy. Any changes to the remuneration strategy as a result of this review will be reported to shareholders.

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Remuneration report
Remuneration mix
Executive remuneration is composed of both “fixed” and “at risk” elements.
The remuneration mix describes the ratio of the different components of an executive’s pay. To strengthen the link to company performance, the Board has determined that a significant proportion of the total remuneration for the CEO and senior executives should be “at risk” representing components that are awarded based on performance. This means senior executives can only earn significant rewards if pre-determined company measures and targets are achieved. The “at risk” components of a senior executive’s remuneration package are calculated by reference to that individual’s fixed remuneration.
Figure 4 shows the remuneration mix based on the maximum level of reward for the CEO and senior executives.
Figure 4: Telstra’s remuneration mix
If the minimum performance level is not achieved, no STI or LTI will be awarded and the executive receives 100% of fixed remuneration and 0% of their “at risk” remuneration. The percentage of “at risk” pay increases with the increase in accountability.
Fixed remuneration
Fixed remuneration is in line with similar roles in the applicable market.
Fixed remuneration is made up of:
•	base salary including salary sacrifice benefits and applicable fringe benefits tax; and

•	superannuation.

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Remuneration report
Fixed remuneration is influenced by the scope of the role and the knowledge, skills and experience required of the position holder. To ensure remuneration is market competitive, the Committee takes into account local, home country and global market rates. In determining what market rates to use for comparison purposes the Committee assesses a range of factors including company size (based on market capitalisation), industry in which the comparative company operates and global footprint.
For superannuation, in addition to mandatory contributions, the CEO and senior executives may contribute additional amounts, subject to legislative requirements.
Fixed remuneration is reviewed annually as part of the company’s overall remuneration review process and is assessed against the company’s and the individual’s performance.
For fiscal 2006, the CEO was responsible for reviewing and determining the remuneration of the company secretary. However, the remuneration policy described in this report in relation to the senior executives and the discussion of the relationship between that policy and our performance applies to the company secretary. The company secretary participates in the STI plan and the LTI plan on the terms set out in this report.
Short term incentive (STI)
The STI component delivers reward on achievement of annual performance targets.
The STI is an annual “at risk” component of remuneration for the CEO and senior executives. During fiscal 2006, the Committee ceased the Short Term Incentive Equity (STIE) Plan. As such the annual STI payment for fiscal 2006 is delivered in cash, compared with fiscal 2005 when the STI was delivered half in cash and half in equity instruments. The objective of the STI plan is to encourage executives to meet annual business objectives and their own individual performance targets.
How STI is calculated
The CEO and senior executives’ STI payment is based on their fixed remuneration, individual STI opportunity (explained below) and achievements against performance measures. This is illustrated in Figure 5.
Figure 5: Calculating the STI payment
STI opportunity and performance levels required
Depending on the role they perform, each senior executive has an STI opportunity ranging from 100% — 140% of fixed remuneration where maximum performance is met. The maximum STI opportunity varies according to the role. As illustrated in Figure 6, each of the performance measures has three different levels of performance.

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Remuneration report
Figure 6: STI opportunity for differing levels of performance

			Senior
Level of performance		CEO	Executives
(% of STI opportunity)	Description	(% of fixed remuneration)
Gateway (25%)	The “gateway” level must be reached before any value can be attributed to each measure.	25%	25% — 35%

Target (50%)	The “target” level represents challenging but achievable levels of performance.	50%	50% — 70%

Maximum (100%)	Achievement of the “maximum” level requires significant performance above and beyond normal expectations and will result in significant improvement in key operational areas.	100%	100% — 140%
The level of performance determines the level of payment against each weighted measure. Achieving the target level of performance on each measure therefore equates to 50% of an individual’s maximum STI payment.
The STI performance measures
Performance against specific measures is assessed before any individual’s STI payment can be determined. The individual accountabilities for the CEO are determined by the Board and that of the senior executives are determined by the CEO. All individual measures are strongly aligned to the individual’s contribution towards corporate and business unit objectives.
STI payment for the CEO
The CEO’s contract provides for an STI payment for fiscal 2006 of up to a maximum of $3 million, of which $1.5 million was paid on commencement of employment. The initial $1.5 million was paid subject to the successful delivery of the new business strategy and transformation plan for the company. This payment was disclosed in the 2005 Remuneration Report.
The remaining maximum potential payment of $1.5 million will be paid subject to the CEO satisfying the performance measures described in Figure 3.
Long term incentive (LTI)
The LTI is the second “at risk” component of remuneration and it is delivered in the form of performance rights for fiscal 2006. Performance rights are the right to acquire a Telstra share at minimal cost to the employee ($1 exercise price per parcel of shares exercised on any single day) when specified performance measures are achieved. The performance rights are administered through the Telstra Growthshare Trust.
In prior years the equity instruments allocated as part of the LTI plans included restricted shares, options, deferred shares and performance rights.
The LTI plan supports the business strategy by aligning executive compensation with key performance measures and targets that support the transformation. The LTI is limited to the 220 most senior employees, as this group is responsible for leading the transformation and will drive the success of the business

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Remuneration report
How performance rights are allocated
The CEO and senior executives receive an allocation of performance rights that is calculated as a percentage of their fixed remuneration.
Figure 7: Calculating the allocation of performance rights

*	The full market value of a Telstra share is used when we allocate performance rights (5 day volume weighted average share price). This differs from the accounting value under the executive remuneration table in Figure17, which reflects the amortised accounting valuation of these rights and any other LTI equity granted in previous years.
Vesting
The performance rights that the CEO and senior executives receive will vest depending upon the company’s achievement of the relevant performance measures. Performance rights that have vested means that the executive has a full interest in the right and is free to exercise the right at any time until the expiry date. The allocation, test and expiry dates are illustrated in Figure 8.
Figure 8: Performance right timeline
The value of the LTI at vesting
The actual value to the executive of the LTI at vesting can be calculated using the formula in Figure 9.
Figure 9: Determining the market value of performance rights at vesting dates

*	This value is likely to be different from the values at allocation and the accounting values disclosed in the remuneration table in Figure 17.
The LTI performance measures
Similar to the STI plan, the LTI performance measures are also linked to the business strategy and transformation of the company. This approach ensures that any rewards derived from the LTI plan by the senior executives are consistent with the successful execution of the initiatives over a number of years. Successful execution of the initiatives should, in turn, drive sustainable increases in shareholder wealth.
The measures will be assessed based on a scale of performance at 30 June 2008 and 30 June 2010. The vesting arrangements are explained in Figure 10.

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Remuneration report
Figure 10: LTI vesting arrangements for fiscal 2006

	Year 3	Year 5
Target not achieved
•   25% of performance rights for Year 3 tranche lapses.

•   The remaining 75% of performance rights will be added to the Year 5 tranche and may vest based on performance against the Year 5 performance scale.
• All unvested performance rights will lapse.

Target achieved but below Maximum
•   The number of performance rights vest on a scale between Target and Maximum.

•   Any performance rights that do not vest will be discounted by 25% and the balance added to the Year 5 tranche and may vest on the Year 5 performance scale for each measure.

•   For the Year 5 tranche the number of performance rights vest on a scale between Target and Maximum.

•   The carried forward Year 3 balance will be added to the Year 5 tranche and assessed against the Year 5 performance targets.

•   Any performance rights that do not vest as a result of not reaching the Maximum of the Year 5 hurdle will lapse.

Maximum achieved	• All performance rights for the Year 3 tranche (up to 60% of the 2005 allocation) will vest if all maximum targets are achieved.	• All performance rights for the Year 5 tranche (up to 40% of the 2005 allocation), and any remaining Year 3 tranche, will vest if all maximum targets are achieved.
Exercising performance rights
A performance right can only be exercised (that is, a share can only be acquired by the executive) if the performance right vests. Once vested, the performance right can be exercised by the executive at any time up to 7 years from the grant date. Once the performance rights have been exercised the participant becomes the beneficial owner and is entitled to any dividend, bonus issue, return of capital or other distribution in respect of those shares.
Restrictions on hedging
The CEO and senior executives are restricted from entering into arrangements which effectively operate to limit the economic risk of their security holdings in shares allocated under the LTI plan during the period the shares are held in trust.
Lapsed performance rights
Where a performance right does not vest by year 5, because the performance measures have not been achieved, the right will lapse and no benefit will accrue to the executive.
If the CEO or a senior executive:
•	resigns and their performance rights are not yet exercisable, those rights will lapse;

•	retires or ceases employment due to death or total permanent incapacity, and their performance rights are not yet exercisable, those rights will be exercisable if the relevant performance measure is met in accordance with the prescribed schedule;

•	is made redundant, and their performance rights are not yet exercisable, the number of unvested rights is adjusted to reflect the executive’s service period and will be exercisable if the relevant performance measure is met in accordance with the prescribed schedule; or

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•	ceases employment with Telstra for any other reason and their performance rights are not yet exercisable, the Board will decide whether those rights should lapse or remain available for exercise if the relevant performance measure is met.
RELATIONSHIP BETWEEN REMUNERATION AND TELSTRA’S PERFORMANCE
The payment levels of the “at risk” components of remuneration should reflect Telstra’s corporate performance.
Defining “company performance”
Telstra ultimately assesses its company performance by reference to increases in “shareholder wealth” and “earnings”.
Shareholder wealth
Shareholder wealth is the total return to an investor over a given period. It consists of three components: dividends paid, the movement in the market value of shares over that period, and any return of capital to shareholders, excluding buy-backs.
Dividends paid
Over the five years to 30 June 2006 we have increased the total amount returned to shareholders through dividends and special dividends each year. Our total dividends paid per share each fiscal year for the last five years is shown in Figure 11.
Market value of shares
During fiscal 2005 Telstra’s daily closing share price has fluctuated between a low of $3.63 and a high of $5.14. Figure 11 shows the share price on 30 June for the last five years.
Figure 11: Share price at year end and dividends paid per share for the last 5 years

	Year ended	Year ended	Year ended	Year ended	Year ended
	30 June 2006	30 June 2005	30 June 2004	30 June 2003	30 June 2002
Share Price ($)	3.68	5.06	5.03	4.40	4.66
Total dividends paid/declared per share (c)	34.0	40.0	26.0	27.0	22.0
Return of capital
During the five years to 30 June 2006 we undertook two off-market share buy-backs as part of our capital management strategy, returning $1,751 million (excluding associated costs) to shareholders. All ordinary shares bought back were subsequently cancelled.

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Figure 12: Share buy back

Date	Number of	Cost		Buy-back	Franked	Capital
	ordinary	Purchase	Transaction	price per	dividend	component
	shares bought	consideration	costs	share	component	per share
	back				per share
		$ m	$ m	$	$	$
24 Nov 2003	238,241,174	1,001	8	4.20	2.70	1.50
15 Nov 2004	185,284,669	750	6	4.05	2.55	1.50
Earnings
Our company’s earnings over the five years to 30 June 2006 are summarised in Figure 13.
Figure 13: Our 5 year earnings history

	Year ended	Year ended	Year ended	Year ended	Year ended
	30 June 2006	30 June 2005	30 June 2004	30 June 2003	30 June 2002
	$m	$m	$m (1)	$m (1)	$m (1)
Sales revenue	22,750	22,161	20,737	20,495	20,196
EBITDA	9,584	10,464	10,175	9,170	9,483
Net profit available to Telstra	3,181	4,309	4,118	3,429	3,661

(1)	During fiscal 2006, we adopted Australian equivalents to International Financial Reporting Standards (A-IFRS). We restated our comparative information for the year ended 30 June 2005. The previous financial years ended 30 June 2004, 30 June 2003 and 30 June 2002 are presented under the previous Australian Generally Accepted Accounting Principles (AGAAP).
Remuneration vs company performance
Telstra’s remuneration strategy aligns with the new business strategy by assigning clear transformational and operational targets with longer term objectives which will deliver increases in shareholder wealth.
As stated in our remuneration strategy, a significant proportion of the CEO and senior executives’ total remuneration depends on the achievement of specific short and long term targets.
STI results and payments
Financial measures have represented a significant percentage of the STI plan over the last five years and therefore financial performance has a direct impact on the rewards received through the plan. The financial measures:
•	provide a strong correlation with our ability to increase shareholder returns;

•	have a direct impact on our bottom line; and

•	are measures over which the executives can exercise control.
The average STI received by senior executives as a percentage of the maximum achievable payment for achieving those short term measures is reflected in Figure 14.

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Remuneration report
Figure 14: Average STI payment as a % of maximum payment

	Fiscal	Fiscal		Fiscal	Fiscal	Fiscal
	2006	2005		2004	2003	2002
STI received	73.8%	54.6	% (1)	31.4%	41.1%	57.6%

(1).	This includes both the cash and equity components for fiscal 2005. While the total equity component is included in determining the above percentage, the value of the rights to Telstra shares granted in fiscal 2005 will be reflected in remuneration over the following 3 years as the shares vest over their performance period.
The above calculation is made by aggregating the actual STI payments to the CEO and senior executives for the financial year and dividing that by the aggregate maximum achievable payments for those same executives. The result is then expressed as a percentage of the maximum achievable STI payment.
Relationship between company performance and STI payments
Figure 15 demonstrates the relationship between the company’s performance in the form of EBITDA and the percentage of STI payments that were made in each fiscal year.
Figure 15: Relationship between company performance (EBITDA) and STI payments
LTI results and payments
Any LTI awarded to an executive is required to be reported in accordance with International Financial Reporting Standards (IFRS). This requires a value to be attributed to the LTI equity granted before vesting has occurred. That value is then amortised over the vesting period (ie the five-year performance period for fiscal 2006 allocations). However, as vesting of any equity allocated under the LTI plans is subject to a range of internal and external performance measures, senior executives may or may not ultimately derive any value from these equity instruments.

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As at 30 June 2006 the vesting status of LTI equity is as follows:
Figure 16: LTI Status

Status of plan	Result	Next steps
The fiscal 2001 plans (September 2000 and March 2001*) did not meet the performance measure.	All instruments have lapsed.	The performance period for these plans expired in fiscal 2006 and both plans have ceased.

The fiscal 2002 plans (September 2001 and March 2002*) did not meet the performance measure in the first quarter of the performance period.	Half of all allocations lapsed.	For September 2001, the performance measures were subsequently achieved in fiscal 2005 and the remaining half of the allocations vested. The March 2002 plan performance measures are currently below the required performance hurdle.

The fiscal 2003 plan did not meet the performance hurdle in the first quarter of the performance period.	Half of all allocations lapsed.	The performance measures are currently below the required performance hurdle.

Fiscal 2004, 2005 and 2006 plans have yet to enter their respective performance periods.	No instruments have lapsed or vested yet.	Performance measures have not yet reached the assessment points.

*	March allocations were mid-cycle allocations to accommodate new executives.
DETAILS OF SENIOR EXECUTIVES’ REMUNERATION
Detailed explanation of the various components of remuneration received by the CEO and senior executives in fiscal 2006.
In this section we set out the remuneration of our CEO and the senior executives who are key management personnel. These executives had authority and responsibility for planning, directing and controlling the activities of Telstra and its controlled entities during fiscal 2006. They also include the five highest remunerated executives.
Figure 17 sets out the short term employee benefits, post-employment benefits and share-based remuneration received during the fiscal year as calculated under applicable accounting standards. It also details the remuneration components of those senior executives who ceased employment with Telstra during fiscal 2006 and would otherwise have been included in this report.
Figure 18 sets out the details of the annual STI for fiscal 2006, and Figure 19 sets out the amortised value of the CEO and senior executive allocations under the LTI plans.
Remuneration received in fiscal 2006
The remuneration of our key management personnel (excluding non-executive directors) are set out in the following tables. In accordance with the requirements of AASB 124, the remuneration disclosures for fiscal 2006 only include remuneration relating to the portion of the relevant periods that each individual was considered a KMP. As a result this approach can distort year-on-year remuneration comparisons.

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Termination payments to Dr Switkowski in fiscal 2006
As specified in the remuneration report for fiscal 2005 Dr Switkowski ceased employment with the company on 1 July 2005 and was entitled to receive termination payments in accordance with his employment contract including:
▪	a termination payment of 12 months fixed remuneration — $2,092,000; and

▪	accrued annual and long service leave — $1,059,526.42.
These payments have been aggregated and appear in Figure 17 under “Termination benefits” in accordance with the prescribed accounting standards.
Dr Switkowski also received a payment of $1,961,000 under the 2004/05 STI plan. This payment is not included in Figure 17 as it has previously been disclosed in the remuneration report for fiscal 2005.
In addition, and consistent with last years remuneration report, Figure 21 shows Dr Switkowski’s retained allocations of equity under the Deferred Remuneration and LTI plans.

37

Figure 17: Senior executives’ remuneration

						Post-		Other
						employment	Termination	long term
		Short term employee benefits				benefits	benefits	benefits	Equity settled share-based payments
			Short	Non-				Accrued
		Salary	term	monetary				long	Short term
		and Fees	Incentives	benefits		Superannu	Termination	service	incentive	Deferred	Other equity	Total
Name		(1)	(2)	(3)	Other (4)	ation (5)	benefits	leave	shares (6)	shares (7)	(8)	($)
Solomon Trujillo —	Commenced	2,987,861	2,581,200	—	1,745,011	1,012,139	—	75,000	—	—	309,305	8,710,516
Chief Executive Officer	1 July 2005
Bruce Akhurst —	Ongoing	984,974	1,519,035	11,740	—	188,026	—	29,325	276,443	115,592	650,036	3,775,171
Chief Executive Officer, Sensis
Kate McKenzie —	Appointed	223,280	180,950	—	—	20,787	—	6,026	22,067	—	30,871	483,981
Group Managing Director,	GMD 16 Jan
Telstra Wholesale	2006
David Moffatt —	Ongoing	876,970	1,019,991	18,138	—	316,030	—	29,825	131,095	129,101	779,461	3,300,611
Group Managing Director, Telstra Consumer & Marketing
Deena Shiff —	Ongoing	645,857	768,951	6,062	—	116,643	—	20,000	155,829	37,438	214,391	1,965,171
Group Managing Director, Telstra Business
John Stanhope —	Ongoing	919,499	655,412	9,668	—	101,001	—	25,825	126,792	76,968	335,804	2,250,969
CFO and Group Managing Director, Finance & Administration
David Thodey —	Ongoing	1,031,086	926,798	8,248	—	52,914	—	27,100	108,869	105,198	560,789	2,821,002
Group Managing Director, Telstra Business & Government
Gregory Winn —	Commenced	1,280,944	1,408,918	1,685	1,101,907	10,814	—	32,178	—	—	—	3,836,446
Chief Operating Officer	11 Aug 2005
SUB-TOTAL		8,950,471	9,061,255	55,541	2,846,918	1,818,354	—	245,279	821,095	464,297	2,880,657	27,143,867

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Remuneration report

						Post-		Other
						employment	Termination	long term
		Short term employee benefits				benefits	benefits	benefits	Equity settled share-based payments
			Short	Non-				Accrued
		Salary	term	monetary				long	Short term
		and Fees	Incentives	benefits		Superannu	Termination	service	incentive	Deferred		Other equity		Total
Name		(1)	(2)	(3)	Other (4)	ation (5)	benefits	leave	shares (6)	shares (7)		(8)		($)
Past Employees
Zygmunt Switkowski	Ceased 1	5,451	—	35	—	281	3,151,526 (9)	—	—	491,049	(10)	4,516	(11)	3,652,858
	July 2005
SUB-TOTAL		5,451	—	35	—	281	3,151,526	—	—	491,049		4,516		3,652,858
TOTAL		8,955,922	9,061,255	55,576	2,846,918	1,818,635	3,151,526	245,279	821,095	955,346		2,885,173		30,796,725

(1)	Includes salary, salary sacrifice benefits (excluding salary sacrifice superannuation which is included under Superannuation) and fringe benefits tax.

(2)	Short term incentive relates to performance in fiscal 2006 and is based on actual performance for Telstra and the individual.

(3)	Includes the benefit of interest-free loans under TESOP97 and TESOP99, the value of personal home security services provided by Telstra and the value of the personal use of products and services related to Telstra employment.

(4)	Includes payments made to executives on commencement of employment with Telstra and relocation payments made in accordance with their relocation agreement and which are classified as remuneration under the accounting standards.

(5)	Represents company contributions to superannuation as well as any additional superannuation contribution made through salary sacrifice by executives.

(6)	This represents the value of Short Term Incentive Shares allocated under the 2004/05 STI Equity plan whereby 50% of the STI payment was provided as shares to be distributed over 3 years at 12 month intervals. The values shown represent the annualised value for fiscal 2006 in accordance with the relevant accounting standards.

(7)	The value included in deferred shares relates to the current year amortised value of vested and unvested shares issued in fiscal 2003 and fiscal 2004 under the Deferred Remuneration Plan. The values shown represent the annualised value for fiscal 2006 in accordance with the relevant accounting standards

(8)	The value represents the annualised value of restricted shares, performance rights and options as detailed in figure 21. The executive only receives value if the performance hurdles are met.

(9)	Includes payments made on cessation of employment with Telstra in accordance with his employment contract. The payments include unused annual and long service leave and an eligible termination payment equal to 12 months fixed remuneration.

(10)	The value represents the remaining amortised value of deferred shares which has been brought forward due to the early vesting of Deferred Shares following separation from Telstra.

(11)	The value represents the pro-rated amortised value of restricted shares, options and performance rights following Dr Switkowski’s separation from Telstra on 1 July 2005.

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Remuneration report
Figure 18: STI for fiscal 2006

	Maximum
	potential STI	Actual STI	% of the maximum
Name	($)	($)	potential
Solomon Trujillo	3,000,000 *	2,581,200	86.0%
Bruce Akhurst	1,642,200	1,519,035	92.5%
Kate McKenzie	241,041	180,950	75.1%
David Moffatt	1,670,200	1,019,991	61.1%
Deena Shiff	1,120,000	768,951	68.7%
John Stanhope	1,055,294	655,412	62.1%
David Thodey	1,517,600	926,798	61.1%
Gregory Winn	2,030,000	1,408,918	69.4%

*	$1,500,000 for strategic plan & $1,500,000 based on fiscal 2006 performance measures.
Tax Equalisation of foreign earned income
As prefaced in their employment contracts, Mr Trujillo and Mr Winn received reimbursement for the additional personal income tax payable due to a double taxing in Australia and the United States as a result of the international taxation rules covering foreign earned income. This only applies for fiscal 2006 as changes to the international taxation provisions come into effect on 1 July 2006 and no further payments will be required.
Equity valuations
Figure 19 provides the amortised accounting value of all LTI equity instruments, including allocations of equity made from fiscal 2001 — 2006.
The senior executives have not received any monetary value from any of these equity grants apart from the September 2001 Performance Rights plan and the September 2002 Deferred Share plan (see Figure 20), either because the LTI performance measures were not satisfied during the performance period or the performance period is continuing. The value attributed to the unvested instruments allocated on 8 September 2000 and 16 March 2001 only reflects the notional value until 8 September 2005 and 16 March 2006, respectively, when they lapsed.
Where allocations have been made to the CEO and senior executives for fiscal 2002, 2003, 2004, 2005 and 2006 and have not yet vested, the CEO and senior executives may or may not derive any value from these allocations as they are still subject to performance measures and the performance period has not yet expired.

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Remuneration report
Figure 19: Amortised accounting value of all LTI equity for fiscal 2006

	Amortised value of LTI equity allocations
	(1) (2)			Total
		Performance	Restricted
	Options	rights (3)	shares
	($)	($)	($)	($)
Solomon Trujillo	—	309,305	—	309,305
Bruce Akhurst	290,185	354,513	5,338	650,036
Kate McKenzie	—	30,871	—	30,871
David Moffatt	367,050	391,010	21,401	779,461
Deena Shiff	82,016	131,691	684	214,391
John Stanhope	113,080	220,808	1,916	335,804
David Thodey	241,368	319,421	—	560,789
Gregory Winn	—	—	—	—
Zygmunt Switkowski (4)	1,743	2,737	36	4,516

(1)	The value of each instrument is calculated by applying option valuation methodologies as described in note 31 to the financial statements and is then amortised over the relevant vesting period. The values included in the table relate to the current year amortised value of all LTI instruments detailed as other equity in the remuneration table. The valuations used in current year disclosures are based on the same underlying assumptions as the previous year. Please refer to note 31 for details on our employee share plans.

(2)	Where a vesting scale is used, the table reflects the maximum achievable allocation.

(3)	The September 2002 plan failed to satisfy the performance measure in the first quarter of the performance period. In accordance with the terms of the plan half the maximum potential allocation of performance rights lapsed on 6 December 2005. Although an accounting value is recorded above, the executives received no value from this plan.

(4)	This represents the pro-rated amortised value of LTI instruments up to date of separation in accordance with accounting standards. These equity instruments are still subject to meeting performance hurdles and Dr Switkowski may or may not derive any value from these instruments.
Outstanding equity-based instruments
The accounting value and actual number of the CEO and senior executives’ performance rights, restricted shares and options that were granted, exercised and lapsed in fiscal 2006 are set out in Figure 20 and Figure 21. As the values shown in Figure 20 represent the accounting value, the executive may not have actually received these amounts. The value of lapsed instruments in Figure 20 is based on the accounting value. This value is included to address our reporting obligations only. Where these instruments lapse, there is no benefit at all to the executive, and therefore no transfer of any equity or equity-related instrument. All instruments that have lapsed were subjected to the external performance measure of Total Shareholder Return (TSR).
Figure 20: Value of equity instruments granted, exercised and lapsed in fiscal 2006

	Granted during period (1)				Aggregate of rights
		% of Total			granted, exercised
		Remuneration	Exercised	Lapsed	and lapsed
	($)	(2)	($)	($)	($)
Solomon Trujillo	2,482,011	28.5%	—	—	2,482,011
Bruce Akhurst	436,714	11.6%	—	—	436,714
Kate McKenzie	164,838	34.1%	—	—	164,838
David Moffatt	444,159	13.5%	—	—	444,159
Deena Shiff	297,846	15.2%	—	—	297,846
John Stanhope	384,589	17.1%	—	—	384,589
David Thodey	403,578	14.3%	—	—	403,578
Gregory Winn	—	—	—	—	—
Zygmunt Switkowski	—	—	—	—	—

(1)	This represents the accounting value at grant date of performance rights granted in fiscal 2006.

(2)	Total Remuneration is the sum of short term benefits, post employment benefits and share based payments detailed in Figure 19.

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Remuneration report
The actual number of LTI instruments that were granted, exercised and lapsed in fiscal 2006 is set out in Figure 21. Of the performance rights allocated in fiscal 2006, 100% of the allocations were granted and none were forfeited, lapsed or vested during fiscal 2006. However, all unvested equity instruments may lapse in future years if the performance measures are not satisfied.
Figure 21: Number of equity-based instruments — granted, vested, exercised and lapsed

							Vested but
							not
			Granted		Lapsed	Balance at	exercised
		Balance at 1	during period	Exercised	during	30 June	during
	Instrument	July 2005	(1)	during period	period (2)	2006 (3)	period (4)
Solomon Trujillo	Performance Rights	—	836,821	—	—	836,821	—

Bruce Akhurst	Performance Rights	473,600	147,240	59,000	66,900	494,940	—
	Restricted shares	39,000	—	—	39,000	—	—
	Options	805,000	—	—	188,000	617,000	—
	Deferred shares	135,300	—	66,900	—	68,400	—
	Incentive shares	—	120,967	—	—	120,967	—

Kate McKenzie	Performance Rights	36,000	55,576	—	—	91,576	—
	Restricted shares	—	—	—	—	—	—
	Options	—	—	—	—	—	—
	Deferred shares	—	—	—	—	—	—
	Incentive shares	—	18,905	—	—	18,905	—

David Moffatt	Performance Rights	521,600	149,750	71,000	76,300	524,050	—
	Restricted shares	40,000	—	—	40,000	—	—
	Options	890,000	—	—	150,000	740,000	—
	Deferred shares	152,400	—	76,300	—	76,100	—
	Incentive shares	—	57,365	—	—	57,365	—

Deena Shiff	Performance Rights	151,600	100,420	17,000	19,800	215,220
	Restricted shares	5,000	—	—	5,000	—	—
	Options	202,200	—	—	24,200	178,000	—
	Deferred shares	42,300	—	19,800	—	22,500	—
	Incentive shares	—	68,188	—	—	68,188	—

John Stanhope	Performance Rights	290,000	129,666	23,000	23,800	372,866	—
	Restricted shares	14,000	—	—	14,000	—	—
	Options	310,000	—	—	69,000	241,000	—
	Deferred shares	73,200	—	23,800	—	49,400	—
	Incentive shares	—	55,482	—	—	55,482	—

David Thodey	Performance Rights	427,200	136,068	51,000	59,000	453,268	—
	Restricted shares	—	—	—	—	—	—
	Options	534,000	—	—	—	534,000	—
	Deferred shares	121,600	—	—	—	121,600	59,000
	Incentive shares	—	47,639	—	—	47,639	—

Greg Winn	—	—	—	—	—	—	—

Zygmunt Switkowski	Performance Rights	1,643,600	—	—	—	1,643,600	—
	Restricted shares	96,000	—	—	—	96,000	—
	Options	1,810,000	—	—	—	1,810,000	—
	Deferred shares	500,700	—	—	—	500,700	—

(1)	Instruments granted during fiscal 2006 relate to the annual LTI plan for fiscal 2006 and the STI plan for fiscal 2005.

(2)	No equity instruments granted during fiscal 2006 lapsed in fiscal 2006.

(3)	This represents the number of vested and unvested equity instruments which have not been exercised or lapsed as at 30 June 2006, or in the case of Dr Switkowski, the date of cessation with Telstra.

(4)	The number of instruments that vested during fiscal 2006 relate to the September 2002 Deferred Shares and had not been exercised at 30 June 2006.
Contract arrangements
The key terms and conditions for the CEO and senior executive service contracts are set out in Figure 22.
A contract typically outlines the components of remuneration paid to the executive but does not prescribe how remuneration levels are to be modified from year to year.

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Remuneration report
Generally, contracts can be terminated by either the company or senior executive providing 6 months notice. Upon notice being given Telstra can require the executive to remain employed by Telstra for the notice period or terminate employment immediately by providing payment in lieu of notice.
Figure 22: Summary of contract arrangements for CEO and senior executives

		Fixed
	Term of	remuneration	Additional	Notice	Termination
Name	agreement	at 30 June 2006	conditions	Period (1)	payment (2)
Solomon Trujillo	Ongoing	$3,000,000	nil	30 days	12 months (3)
Bruce Akhurst	Ongoing	$1,173,000	nil	6 months	12 months
Kate McKenzie	Ongoing	$530,000	nil	6 months	12 months
David Moffatt	Ongoing	$1,193,000	nil	6 months	12 months
Deena Shiff	Ongoing	$800,000	nil	6 months	12 months
John Stanhope	Ongoing	$1,033,000	nil	6 months	12 months
David Thodey	Ongoing	$1,084,000	nil	6 months	12 months
Gregory Winn	11 August 2005 to 10 August 2007(3)	$1,450,000	$500,000 sign on bonus paid 12 Sept 2005. Contract completion payments (4)	3 months	6 months + pro-rata at target STI + pro-rata contract completion payment (where pro-rata performance met)
Zygmunt Switkowski	1 September 2003 to 31 December 2007	$2,092,000	nil	6 months	12 months

(1)	Upon notice being given Telstra can require the executive to work through the notice period or terminate employment immediately by providing payment in lieu of notice.

(2)	Payment is calculated on fixed remuneration as at date of termination. There will be no payment if termination is a result of serious misconduct or redundancy (in which case Telstra’s redundancy policy applies).

(3)	A 24 month termination payment applied where Mr Trujillo’s employment was terminated in the first 12 months. As this period has now expired the standard 12 month termination payment will apply.

(4)	Where both parties mutually agree, the contract can be extended by 12 months until 8 August 2008. Where extended, and termination occurs between 2-3 years of employment, Mr. Winn is paid the lesser of: remaining fixed remuneration to completion or 6 months fixed remuneration and pro-rata 3rd year contract completion payment (where pro-rata performance is met).

(5)	Contract completion payments are in lieu of LTI participation (due to fixed term contract). Payment of up to $1.8m subject to performance against pre-determined measures. Where contract is extended an additional contract completion payment of $500,000 is available.
Relocation costs associated with overseas senior executives
During the year the Board implemented significant changes to the executive management team. In addition to Solomon Trujillo joining Telstra as the Chief Executive Officer, a number of key executives were recruited to drive the major transformational changes required under the new business strategy.
Where executives have been recruited from overseas, appropriate reward to secure their employment was negotiated. This can include overseas relocation benefits in accordance with our relocation policies or the executives’ contract of employment.

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Remuneration report
The range of benefits and services provided to these senior executives under those arrangements may include:
•	travel to Australia for themselves and their immediate family on commencement;

•	a defined number of round-trip air tickets to their place of origin for themselves and their family;

•	furniture storage and removal costs;

•	rental assistance while in Australia for an initial period of time;

•	a relocation allowance to cover incidental and miscellaneous expenses;

•	health insurance;

•	tax advice; and

•	tax equalisation of foreign earned income.
NON-EXECUTIVE DIRECTORS
Remuneration policy and strategy
In order to maintain their independence and impartiality, non-executive directors are remunerated with fees which are not linked to company performance. The total fee pool is approved by shareholders.
Our non-executive directors are remunerated in accordance with our constitution, which provides for the following:
•	an aggregate limit of fees is set and varied only by approval of a resolution of shareholders at the annual general meeting; and

•	the Board determines how those fees are allocated among the directors within the fee pool.
In recognition of the increased time and responsibility of non-executive directors, on 25 October 2005, shareholders approved an increase to the directors’ fee pool to $2,000,000 per annum (previously $1,320,000 per annum). As a result of this increase:
•	fees paid to Board members, including additional fees paid for service on Board committees were increased; and

•	existing retirement benefits to non-executive directors, employed before 1 July 2002, were integrated into the overall fee pool.
In determining the required level for the fee pool and individual director fee levels, the Committee makes recommendations to the Board, and in the case of the fee pool, the Board makes a recommendation to shareholders, taking into account:
•	the company’s existing remuneration policies;

•	independent professional advice;

•	the fee pools of other comparable companies (based on company size using market capitalisation);

•	fees paid to individual directors by comparable companies;

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Remuneration report
•	the general time commitment and responsibilities involved;

•	the risks associated with discharging the duties attaching to the role of director; and

•	the level of fees necessary to attract and retain directors of a suitable calibre.
In order to maintain their independence and impartiality, the remuneration of the non-executive directors is not linked to the performance of the company, except through their participation in the Directshare plan, which is explained below.
Remuneration structure
Non-executive directors receive a total remuneration package based on their role on the Board and their committee memberships. Non-executive directors must sacrifice at least 20% of their fees into Telstra shares to align their interests with those of our shareholders.
All Board and committee fees, including superannuation, paid to non-executive directors in fiscal 2006 remain within the new fee pool. Board and Committee fees were increased in fiscal 2006 to take into account the changes to retirement benefits made following the 2005 Annual General Meeting and prevailing market rates for directors’ fees. Following these increases the Board and Committee fees payable to directors in fiscal 2006 are set out below.
Board fees

	Chairman	Director
Board	$450,000	$130,000
Committee fees
Board members, excluding the Chairman, are paid the following additional fees for service on Board committees:

Committee	Chairman	Member
Audit Committee	$70,000	$35,000
Remuneration Committee	$14,000	$7,000
Nomination Committee	—	$7,000
Technology Committee	$7,000	$7,000
The Board considered these fees appropriate given the additional time requirements of committee members, the complex matters before the committees and, in the case of the Audit Committee, an increased number of committee meetings and governance requirements.
Components of the total remuneration package (TRP)
The Board has determined that a non-executive director’s total remuneration will consist of three components: cash, shares (through the Directshare plan) and superannuation. Each year directors are asked to specify the allocation of their total remuneration between these three components, subject to the following conditions:
•	at least 30% must be taken as cash;

•	at least 20% must be taken as Directshares; and

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Remuneration report
•	the minimum superannuation guarantee contribution must be made, where applicable.
The Board will continue to periodically review its approach to the non-executive directors’ remuneration structure to ensure it compares with general industry practice and best practice principles of corporate governance.
Equity compensation — Directshare
Directshare aims to encourage a longer-term perspective and to align the directors’ interests with those of our shareholders.
Through our Directshare plan, non-executive directors are required to sacrifice a minimum of 20% of their TRP towards the acquisition of restricted Telstra shares. The shares are purchased on-market and allocated to the participating non-executive director at market price. The shares are held in trust and are unable to be dealt with for 5 years unless the participating director ceases to be a director of Telstra.
If a non-executive director chooses to increase their participation in the Directshare plan, they take a greater percentage of TRP in Telstra shares, and their cash component is reduced. As the allocation of Directshares is simply a percentage of the non-executive director’s TRP, it is not subject to the satisfaction of a performance measure.
Directors are restricted from entering into arrangements which effectively operate to limit the economic risk of their shareholdings allocated under the Directshare plan during the period the shares are held in trust.
Superannuation
Mandatory superannuation contributions are included as part of each director’s total remuneration. Directors may choose to increase the proportion of their remuneration taken as superannuation, subject to legislative requirements.
Retirement benefits
In accordance with good corporate governance practice, we do not provide retirement benefits for directors appointed after 30 June 2002. However, non-executive directors appointed before that date were eligible to receive retirement benefits on retiring as a director.
At the annual general meeting on 25 October 2005, we explained that as a result of the increase in the directors’ fee pool, retirement benefits would cease to accrue. This means that directors who were appointed before 30 June 2002 will receive cash equal to the benefits accrued to 25 October 2005. These benefits will be indexed by reference to changes in Telstra’s share price between that date and the date the director’s retirement takes effect.
This approach:
•	aligns directors’ interests with those of stakeholders and with the long term success of the company;

•	subjects the value of the retirement benefit to movement in Telstra’s share price and dividend payments; and

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Remuneration report
•	maintains the principle that this payment be made when the director retires, rather than provide an early cash payout of the retirement benefits at the time these arrangements were approved.
Figure 23 shows the increase in retirement benefits payable to non-executive directors appointed before 30 June 2002 and the value of the payment to the director if he or she had retired on 30 June 2006.
Figure 23: Non-executive directors — increases in retirement benefits

				Indexed	Payment to
		Increase in		increase in	director if he/she
	Balance as	value to	Total value to	value to	had retired on 30
	at 2005	25 October 05	25 October 05	30 June 06	June 2006 (1)
	(a)	(b)	(a) + (b)	(c) - (a)	(c)
Name	($)	($)	($)	($)	($)
Donald G McGauchie	340,673	76,169	416,842	60,094	400,767
John E Fletcher	126,138	13,829	139,967	8,437	134,575 (2)
Belinda J Hutchinson	103,794	16,584	120,378	11,943	115,737
Catherine B Livingstone	143,074	18,059	161,133	11,849	154,923
Charles Macek	117,949	17,315	135,264	12,099	130,048
John W Stocker	342,176	27,273	369,449	13,026	355,202

(1)	The value is calculated by multiplying the number of notional shares plus additional notional sharesallocated for re-invested dividends by $3.68 being the volume weighted average price of Telstra shares traded on 30 June 2006.

(2)	John Fletcher resigned as a director on 30 June 2006 and was paid this amount in accordance with the retirmenet benefit policy. This amount is also included as a termination payment in Figure24.
Other benefits
Directors also receive reimbursement for reasonable travelling, accommodation and other expenses incurred in travelling to or from meetings of the Board or committees, or when otherwise engaged on company business. We also provide directors with telecommunications and other services and equipment to assist them in performing their duties. From time to time, we may also make products and services available to directors without charge to allow them to familiarise themselves with our products and services and with recent technological developments.
To the extent any of these items are considered a personal benefit to a director, the value of the benefit is included in the “non-monetary benefits” column in Figure 24.
Details of non-executive directors’ remuneration
Figure 24 provides the details of all remuneration paid to our non-executive directors in fiscal 2006.

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Remuneration report
Figure 24: Non-executive directors — details of remuneration

								Equity settled
							Termination	share-based
		Short term employee benefits			Post-employment benefits		benefits	payments
			Non-
		Salary and	monetary		Superannu	Retirement	Termination
Name		Fees (1)	benefits (2)	Other	ation	benefits	benefits (3)	Direct share	Total
Donald G McGauchie	Ongoing	312,236	3,078	—	12,158	60,094	—	81,099	468,665
Chairman
John T Ralph (4)	Retired COB 11 Aug 2005	17,474	380	—	(5)	—	462,548	—	480,402
Deputy Chairman
Anthony J Clark (4)	Retired COB 11 Aug 2005	9,015	458	—	970	—	278,846	—	289,289
Director
John E Fletcher (6)	Resigned COB 30 June	94,209	2,775	—	8,056	—	134,575	26,422	266,037
Director	2006

Belinda J Hutchinson	Ongoing	100,611	2,288	—	18,551	11,943	—	29,740	163,133
Director
Catherine Livingstone	Ongoing	113,063	2,288	—	10,998	11,849	—	31,015	169,213
Director
Charles Macek	Ongoing	123,032	2,748	—	11,227	12,099	—	33,565	182,671
Director
John W Stocker	Ongoing	110,817	2,288	—	39,006	13,026	—	37,390	202,527
Director
Peter Willcox (7)	Commenced 17 May 2006	11,872	—	—	1,069	—	—	3,235	16,176
Director
John Zeglis (7)	Commenced 17 May 2006	12,941	—	—		—	—	3,235	16,176
Director
Total		905,270	16,303	—	102,035	109,011	875,969	245,701	2,254,289

(1)	Includes fees for membership on Board committees.

(2)	Includes the value of the personal use of products and services.

(3)	These payments relate to eligible retirement benefits payable on cessation as Directors of Telstra.

(4)	Mr Ralph and Mr Clark retired as Directors of Telstra effective 11 August 2005.

(5)	Under current superannuation legislation Mr Ralph did not receive superannuation benefits as he had passed his 70th birthday.

(6)	Mr Fletcher resigned as a Director of Telstra on 30 June 2006.

(7)	Mr Willcox and Mr Zeglis were appointed as Directors on 17 May 2006. Mr Zeglis is based in the United States.

(8)	There are no individual contracts for service with our non-executive directors other than as described above in relation to post-employment benefits.

48

10 August 2006
Office of the Company Secretary

Level 41
Company Announcements Office	242 Exhibition Street
Australian Stock Exchange	MELBOURNE VIC 3000
4th Floor, 20 Bridge Street	AUSTRALIA
SYDNEY NSW 2000
Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Full Year 2006 Results — Analyst briefing
In accordance with the listing rules, I enclose a presentation for release to the market.
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Disclaimer
• These presentations include certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, these forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained in these presentations. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra will operate. A number of these factors are described in Telstra’s Annual Report and Form 20-F.
· All forward-looking figures in this presentation are unaudited and based on AGAAP. Certain figures may be subject to rounding differences. All market share information in this presentation is based on management estimates based on internally available information unless otherwise indicated.
· These presentations do not relate to the offering of any shares in Telstra. You may be aware that the Commonwealth is considering selling its stake in Telstra. If any sale of the Commonwealth’s stake in Telstra proceeds, a prospectus for the offer of those securities will be made available to Australian investors at the time of the offer and anyone wishingto acquire shares under the offer will need to complete the application form that will be in, or that will accompany, the prospectus.”
1

1

Telstra Corporation Limited
FY 2006 Results
Sol Trujillo Chief Executive Officer

2

Highlights Earnings at Top end of negative EBIT guidance......through high calorie growth
· Acceleration of revenue growth
· Mobile
— Total revenue growth of 3.9% in 2H — Strong growth in 3G subscribers vs 1.5% in 1H (+297 k) with significant ARPU uplift relative to 2G (+37%)
— Slowed PSTN decline to 5.8% in 2H vs 7.6% in 1H — Accelerations in mobile service revenue to 4.8% in H2 (vs 4.4% in H1)
— New wave revenue growth of 46% —Non SMS data revenue up 121% —Improvements in subscriber mix (58% • ... and Significant Cost take-out post paid) — Headcount —down 3,800 on year • Broadband
— More than 850 projects stopped, — 3% gain in Market share $157m OPEX savings — 3:1 net adds versus nearest competitor
— $500m in CAPEX savings • Internet Direct and IP Solutions
· ...supporting significant investments — 29% growth year on year in Transformation • Sensis
— $962m in Operating Expenses —
6.9% revenue growth with EBITDA — $1.348bn in cash Operating capex margin expansion
3
Delivered results on targets and building momentum...

3

1H vs2H Trends [1] Reported ($billions) 1H06% 2H06 % FY06 % Sales Revenue 11.5 1.5 11.3 3.9 22.8 2.7 EBITDA 5.3 (3.4) 4.3 (14.1) 9.6 (8.4) EBITDA (%) 46.1% (2.5) 38.1% (7.7) 42.1% (5.1) EBITDA (before Transformation costs) 5.3 (3.4) 4.8 (3.3) 10.1 (3.2) EBITDA (% before Transformation Costs) 46.1% (2.3) 42.5% (3.2) 44.5% (2.7%) EBIT 3.5 (7.0) 2.0 (37.2) 5.5 (20.7) EBIT (before transformation costs) 3.5 (7.0) 3.0 (7.1) 6.5 (6.9) NPAT 2.1 (10.3) 1.1 (46.1) 3.2 (26.2) Cash Capex [2] 2.1 11.6 2.2 23.1 4.3 20.2 Free Cash Flow 2.0 (4.4) 2.6 (17.4) 4.6 (12.4) (1) Includes $427m R & R provision and $422m accelerated depreciation in 2H06 (2) Includes $1,348m of transformation CAPEX incurred entirely in 2H06 4 ....whilst investing more than $2.3bn in 6 months for transformation

4

Telstra’s Transformation is on track and gaining Momentum...
On Track 98% population coverage Better in-building coverage Wireless Deployment of 3G 850 MhzNetwork 9
Average network data speeds of 500kps.1.1Mbps at launch, increasing to 14Mbps in 2007
Deployment of IP/MPLS Core, Reduced network complexity
Wireless 9 Multiservice Edge and IP-DSLAMs Far greater capacity and speed
Reduced operating costs
Market Superior understanding of customer Reduced time to market 9 Based needs to realign marketing and Focused and effective Mgmt channel organisations go-to-market
IT Systems Transform capability to deliver cost Reduced cost of ownership 9 effective processes
5
...to deliver superior operating leverage moving forward

5

Driving Long Term Shareholder Value
Competitive advantage
• Scale oLeading Telco market share
· Most complete set of assets oFixed, Mobile, Broadband, Sensis, Foxtel
Cost out opportunity
· One factory approach
· Platform rationalisation/Reduce IT complexity
· Headcount reduction 10,000 —12,000 to FY10
6
Driving convergence, innovation and cost take-out

6

Driving Long Term Shareholder Value
3G Mobile ADSL Broadband BigPond
• New product offerings via cable and wireless
· HSDPA national wireless broadband rollout
· Superior brand and operational metrics
· Integrated content Wireless Cable
Broadband
delivering differentiated value based offers
Competing, differentiating, winning on value 7

7

Driving Long Term Shareholder Value
Online Usage Unique Browsers*
Based on June quarter average monthly usage
• Continued growth in 7.41m revenue and earnings +26.5%
• FY06 — Revenue +6.9% 5.86m (2H +9%). EBITDA up 10.2%
· World class core directories business
· Yellow Pages OnLine largest contributor FY05 FY06 to revenue growth Yellow Pages ® OnLine Revenue Growth
· Online growth exceeds print for first time 140
120 Usage, customers, revenue, yields and margins all up.
100
· Strong emerging business growth 80
A$ million 60
• Access to Telstra’s unparalleled 40 distribution 20
0 2002 2003 2004 2005 2006 Leading online and emerging growth 8 *Source Nielsen//NetRatings Site Census April to June 2006 v 2005.

8

FY07 Outlook
· Revenue momentum of 2H 2006 to carry into FY07
· FY07 will represent the peak of the Opexand Capex spend for Transformation with the delivery of key building blocks of the transformation program
· EBIT Growth of 4-6% on a reported basis (flat to -2% on an underlying basis)
· Cash Operating Capex spend of $5.4 —$5.7bn, the largest ever committed effort in Telstra’s history
Continuous focus on growth opportunities in convergence 9

9

10 August 2006
Office of the Company Secretary

Level 41
Company Announcements Office	242 Exhibition Street
Australian Stock Exchange	MELBOURNE VIC 3000
4th Floor, 20 Bridge Street	AUSTRALIA
SYDNEY NSW 2000
Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Full Year 2006 Results — CFO Analyst briefing presentation
In accordance with the listing rules, I enclose a presentation for release to the market.
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra Corporation Limited
FY 2006 Results
John Stanhope Chief Financial Officer
11

1

FY2006 Financial Highlights • Sales Revenue up 2.7%, Domestic Sales Revenue up 2.2%
• Retail Broadband Revenue up 58%, Retail Broadband SIOs up 72% to 1.5m Revenue • Mobiles Revenue up 6.1%, Mobile SIOs up 3% to 8.5m
• Sensis Revenue up 6.9%, driven by strong 2H • PSTN Revenue decline stabilised, down 6.7% (1H down 7.6%, 2H down 5.8%) • Operating Expenses up 13.8% (excl. transformation up 9.2%)
• Labour Expense up 13.1% (excl. transformation redundancy up 3.2%) Costs • Goods and Services purchased up 12.3% (excl. transformation up 12.7%)
• Other Costs up 16% (excl. transformation up 11.5%)
• Depreciation and Amortisation up 15.8% (excl. transformation accelerated D & A up 3.9%) Earnings • EBIT down 20.7% (incl. R&R Provision of $427m), down 14.6% (excl. R&R Provision)
• On or ahead of target in all aspects
Transformation • Gross transformation operating costs of $1.1 bn (net transformation costs $962m) • Cash capex within revised guidance of $4.1 to $4.4bn at $4.3 bn • Headcount reduction ahead of target —over 3,000 reductions in 05/06 Dividends • Final ordinary dividend 14 cps. Total ordinary dividend 28 cps fully franked for year Delivered on full year guidance

2

Reported Full Year Results
($billions except dividend per share) FY05 [3] FY06 [3] % Sales Revenue 22.2 22.8 2.7 EBITDA 10.5 9.6 (8.4)
EBIT 6.9 5.5 (20.7) NPAT 4.3 3.2 (26.2)
Cash Capex 3.5 4.3 20.2 Free Cash Flow [1] 5.2 4.6 (12.4)
Ordinary DPS (cents) declared [2] 28.0 28.0 -EPS (cents) 34.7 25.7 (25.9)
(1) Free cash flow definition has changed, and under A-IFRS interest paid is treated as financing cash flow (2) FY05 excludes 12 cps special dividend and FY06 excludes 6c special dividend (3) Prepared under A-IFRS Total income growth of 2.9% 3

3

Full Year 2006 Guidance ActualGuidance Underlying EBIT-6.9%-7% to -10% 9 EBIT (pre R & R)-14.6%-15% to -20% 9 EBIT (post R & R)-20.7%-21% to -26% 9 Cash Capex$4.3 bn$4.1 to $4.4 bn 9 • Transformation costs reduced 2nd half earnings
• Capexwithin revised guidance following tougher procurement outcomes and stopping projects not aligned to strategy
Delivered on our market guidance 4

4

EBIT and Restructuring & Redundancy Provision
Restructuring & Redundancy 05/06 -6.9% Provision ($m)
$100m $6,459m
$422m CDMA migration 107 Decommissioning costs 58 Lease / contract penalties 44
-14.6% $427m $5,924m ($157m) $170m Other 32
Total restructuring provision 241 Redundancy provision 186
-20.7% Total Restructuring & Redundancy Prov 427 $5,497m • Underlying EBIT decline of 6.9% • Reported EBIT margin fell 710 basis EBIT EBIT EBIT R&R points to 24%
provision reported FY06 Benefits Now Current year Accel depn Program opex reported FY06 (pre-prov) redund costs underlying FY06 • Underlying EBITDA margin decline of
290 basis points to 45%
Adjustments consistent with previous guidance 5

5

Full Year Results —Half Year Trends [1]
Reported ($billions) 1H06% ƒ¢ 2H06% ƒ¢ FY06% ƒ¢ Sales Revenue 11.5 1.5 11.3 3.9 22.8 2.7 Total Income 11.6 1.9 11.5 4.0 23.1 2.9
Operating Expenses 6.3 6.8 7.2 20.7 13.5 13.8 EBITDA 5.3 (3.4) 4.3 (14.1) 9.6 (8.4) EBITDA Margin (%) 46.1% (2.5) 38.1% (7.7) 42.1% (5.1) EBIT 3.5 (7.0) 2.0 (37.2) 5.5 (20.7)
EBIT (before transformation costs) 3.5(7.0) 3.0 (7.1) 6.5 (6.9) NPAT 2.1 (10.3) 1.1 (46.1) 3.2 (26.2)
Cash Capex 2.1 11.6 2.2 23.1 4.3 20.2 Free Cash Flow 2.0 (4.4) 2.6 (17.4) 4.6 (12.4)
(1) Includes $427m R & R provision and $422m accelerated depreciation in 2H
6
Transformation impacted earnings in 2H06

6

Sales Drivers Drivers of Movement $m Revenue Growth Actual$m Growth %
284 Mobiles 4,972 6.1 267 Retail Broadband 730 58 200 Wholesale Broadband 461 77 126 Sensis (Adv & Directories) 1,711 7.9
98 Internet Direct & IP Solutions 428 29
58 Solutions Management 989 6.2 (82) SpecialisedData 884 (8.5) (83) ISDN 807 (9.3) (540) PSTN Voice 7, 478 (6.7)
Delivering on key strategy day revenue targets 7 Retail Broadband

7

· Revenue growth of 58% Revenues
· Retail broadband market share up to 44%
· Retail broadband SIOs increased by 72%
· Wireless broadband SIOs grew 424% $730m • Competition driving ARPU down across the +58% $463m market
Subscribers
FY05 FY06 44% 43% 42% 41%
Retail Broadband ARPU per month ($) 41%
Retail market share
80
1,476k 1,173k
60 856k 623k 40 427k 20 FY04 1H05 FY05 1H06 FY06
Retail broadband subscribers Includes retail broadband, Mobile 0 including wireless broadband broadband and Internet Direct 1H04 1H04 1H05 2H05 1H06 2H06 (Retail ADSL) customers
(1) Telstra internal forecasts
Market leading churn at 1.3% per month 8

8

Mobiles Mobiles Revenue Mobiles ARPU per month ($) % FY ARPUs $4,688m +6.1 $4,972m
60 Postpaid Mobile Handsets
$381m +23% $467m
Blended 40
$4,307m Mobile Services[1] $4,505m 20
Prepaid
+4.6%
Data 0
FY05 FY06 1H04 1H04 1H05 2H05 1H06 2H06 • Mobile data revenue growth of 26%
Postpaid base % [2]
• SMS messages exceeded 3 billion, up 32% 2005 2006% • Non SMS data revenue up 121%
• 3G subscribers grew 497% in 2H Telstra 57% 58% +1
· 3G average spend 37% more than 2G Optus 47% 44% -3
· Capped plans 7.4% of postpaid mobile base Vodafone 29% 27% -2 • SACs (blended) increased 14% to $137
(1) Includes offnet terminating only (2) Company reports
Strong 3G take up in 2H 9

9

Sensis
• 12.75m Australians use a Sensis service more Revenue than 10 times each a month [1] +6.9% $1,826m $1,708m • Accounts for almost 14% of the Australian
Emerging Business $209m $177m main media advertising market [2] $154m Classifieds $143m • Online usage up 27% to 7.4 million $269m White Pages® $302m -Print & Online unique browsers [3]
• Over 60 million Whereis®maps downloaded each month $1,108m Yellow Pages® $1,172m -Print & Online • Customer satisfaction with sales reps above 8.0
Underlying EBIT $932m
FY05 FY06 $845m • Strong online revenue growth 10.2% • Yellow Pages online 54% to $124m • Reported EBIT growth of 7.7% to $910m • Directory margins improving, especially online
• Delivered on full year guidance FY05 FY06
(1) Roy Morgan Single Source Australia, April 2005 —March 2006, base Australians 14+ (2) Sensis data and CEASA Main Media Report, 2005 (3) Nielsen / NetRatings Site Census, June quarter 2006 v 2005
Strong 2H revenue growth of 9% 10

10

PSTN 8,100 PSTN Revenue & SIO
$8,018m ($44m) -6.7% ($261m)
7,900
10.2m ($100m) 7,700 ($33m) 10.1m ($75m) ($4m) ($23m) $4,132m 7,500 $7,478m $3,886m $3,818m 10.0m $3,660m 7,300 1H05 2H05 1H06 2H06 7,100 FY05 Basic STD ID VAS FY06 Revenue SIO
Access Local CallsFixed to MobileTerminating • Revenue decline slowed in 2H to 5.8% v 1H 7.6% PSTN Revenue Growth • Broadband migration causing loss of 2nd line 2% • Capped plans pushing fixed to mobile substitution • Competition forcing yields down 0% 1H04 2H04 1H05 2H05 1H06 2H06 • Churn metrics improved in 2H (2%)
• Subscription pricing launched in April and benefit (4%) expected to flow through into the 06/07 year and (6%) beyond (8%)
Innovative pricing helping slow PSTN decline 11

11

Operating Expenses Operating Expenses Labour
14,000
13.8% • Redundancy 13,750 $612m $13,521m ($114m)
13,500 ($427m) Cost of goods purchased
9.2% 13,250 • Increased sales revenue $519m $12,979m
13,000 from marketing activity 12,750 • Handset subsidies
• Network payments 12,500 $506m 12,250 Other operating expenses
12,000 $11,884m • Consultancy
11,750 • Service contracts and 11,500 agreements Reported Labour Goods & Other Underlying Current R & R Reported • Project write-offs FY05 Services FY06 Year Provision FY06 Transf. Costs
Net transformation costs of $541 m incurred (excl. D&A) 12

12

Labour Labour Workforce
4,500 13.1% 3,262 $119m $4,363m ($236m) 4,400 $443m 4,300 4,200 ($170m) 4,100 3.2% 52,705
49,443 4,000 $23m $3,980m $87m ($84m) 3,900 $3,858m ($60m) 3,800
FY05 FY06
3,700 Salary Overtime,Redundancy Other R & R Current Year Reported FY05 Increase Contractors Headcount Reduction Reported FY06 Provision Redundancy Benefits Now Underlying FY06
& Agency • Total workforce down by over 3,800 before New
• Labourexpense up 1.7% (excluding all redundancy) World acquisition • Redundancy of $443m:
• New World added 597 staff • $170m expense incurred in current year to group • $186m provision for 2,600 staff made redundant over 2 years • $87m net movement in business as usual redundancy
• R & R Provision of $236m:
• $186m redundancy provision for 2,600 staff over 2 years • $50m other labourrelated restructuring transformation costs
Progress on workforce rationalisation 13

13

Goods and Services
Goods and Services
+12.3% + 12.7% 4,800 $46m ($12m) $70m $4,746m $4,730m ($54m) 4,700 $52m $98m 4,600 $144m 4,500
4,400 $191m
4,300
$4,211m 4,200
4,100
Reported Cost of Commissions/ Network Managed Service Reported R & R Benefits Underlying Other FY05 Goods Sold Subsidies Payments Services Fees FY06 Provision Now FY06
• Marketing activity driven sales volume • Aggressive handset subsidy policy implemented by New World • FOXTEL subscribers increased the Pay TV bundling service fees
• $54m transformation costs included in Other, offset by $70m savings included in cost of goods sold Cost growth driven by competitive customer offers in 2H 14

14

Other Expenses
Other expenses
4,600
+16% 4,500 $26m ($13m) $4,427m ($137m) $42m 4,400 $138m $66m ($101m) +12% 4,300 $4,254m $139m 4,200 $280m 4,100
4,000
3,900 $3,815m 3,800
3,700
Program
Reported Service Net Foreign Promotion & Property & Reported R & R Benefits Underlying Impairment Other Office FY05 Contracts Currency Advertising IT Rental FY06 Provision Now FY06 Expenses
• Network maintenance and transformation activity • $137m of R & R provision booked against Other
• Commonwealth Games and competition increased marketing activity Cost growth driven through meeting customer demand 15

15

Depreciation & Amortisation
$4,087m Accelerated depreciation and 2005/06 Accelerated $422m amortisation (D & A) ($m) $3,529m Depreciation $744m Strategic review $653m Amortisation service life changes -Network related 262 -Software 160 Depreciation Total accelerated D & A 422 $2,876m $2,921m
FY05 FY06 • D & A up by 3.9% (excludes accelerated depreciation)
• Amortisation driven by reduction in service life of general software following the strategic review
• Accelerated depreciation will continue in 06/07 between $300 to $350 million Transformation review of asset service life increased D & A 16

16

Cash Capital Expenditure
$4,255m1 Transformation Capex 2005/06 20% ($ m)
$338m International
$3,539m1 Wireline 634
+ 2 1% $279m $1,348m Transformation Wireless 455 OSS / BSS 159 Other (incl. network fixes) 100 Total Transformation Capex 1,348 $3,260m -21%
$2,569m Businessas usual
• No transformation capexin 1H06
• Wireline and wireless driving transformation capex FY05 FY06 • Domestic capex(excluding 3G and
(1) Excludes investments transformation) fell as focus on transformation
• Paid $315m to Hutchison for 3G infrastructure sharing, $112m paid in July 06
Focus on rollout 3G 850 and NGN 17

17

International
CSL New World TelstraClear HK$ FY05 FY06 % NZ$ FY05 FY06 % Income 4,308 4,831 12.1 Income 676 693 2.5
EBITDA1,272 1,390 9.3 EBITDA1221241.6 EBIT725686 (5.4) EBIT(19)(20) 5.3% • CSL and New World merger completed on • Net income up 2.5% 31 March 2006 • Calling revenues declined due to price erosion • 3 months NW results included and pricing plan reductions in internet and IP • Merger synergies starting to be realised business driven by retail competition • Integration on track • Strong growth in business sector
• Leading mobile operator in Hong Kong • Evaluating strategic options given regulatory environment
CSL & New World merger completed 18

18

Cash Flow & Financial Parameters Cash Flow Financial Parameters
5,300 $5,194m ($398m)
5,200 Current Target 5,100 Jun 06
5,000 Debt Servicing 1.7 — 2.1 1.4 4,900 ($246m) 4,800 Gearing
55% — 75% 50.4% 4, 700 —net debt
-12.4% 4,600 $4,550m Interest cover >7 times 10.2
4,500 4,400 4,300 4,200
Reported Operating Investing Reported FY05 FY06
• Operating cash flow decreased by 4.4% impacted by: • Lower profits in the year following inclusion of transformation costs • Higher tax paid to tax office due to low tax installment rate in fiscal 2005 • Investing cash flow increased as we execute on transformation Well positioned on all target parameters 19

19

FY 2007 Guidance Guidance on Reported Numbers Underlying Business Performance Revenue Growth of 2% to 2.5% Growth of 2% to 2.5%
Depreciation & D & A similar to FY06 incl accelerated D & A similar to FY06 before Amortisation D & A of $300m to $350m accelerated depreciation
EBIT Growth in range of +4% to +6% Flat to minus 2%
Cash operating Range $5.4bn to $5.7bn due to capex transformation
Level of dividend subject to Dividend regulatory outcomes and normal board considerations
FY07 guidance based on band 2 $22 ULL price and no FTTN 20

20

FY 2007 Factors Impacting Half Year Performance
Revenue • Recognition of Melbourne Yellow Pages delayed to 2H07
· New World revenues to be included for full 12 months
· 1H07 to incur significant transformation expenses Operating Costs • No transformation costs 1H06
· New World costs to be included for full 12 months
Depreciation & • 1H07 Accelerated D & A in range $150m to $175m Amortisation • 1H06 No accelerated D & A incurred
EBIT• 1H07 decline in range of -17% to -20% •2H07 to more than offset 1H07 decline 1H07 EBIT decline to be compensated in 2H07 21

21

Telstra Corporation Limited
FY 2006 Results
2222

22

10 August 2006
Office of the Company Secretary

Level 41
Company Announcements Office	242 Exhibition Street
Australian Stock Exchange	MELBOURNE VIC 3000
4th Floor, 20 Bridge Street	AUSTRALIA
SYDNEY NSW 2000
Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
CEO Letter to Shareholder
In accordance with the listing rules, I enclose an announcement for release to the market.
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra Corporation Limited ABN 33 051 775 556 Office of the CEO 242 Exhibition Street MELBOURNE VIC 3000 Mail to: Locked Bag 5639 MELBOURNE VIC 3001
10 August 2006
Financial results for the year ended 30 June 2006
Dear Shareholder
As part of our continuing commitment to more direct, more frequent and more timely communications with our shareholders I am writing to you about Telstra’s financial results which were released to the market today. The past year was marked by the launch on 15 November 2005 of our five-year strategy to transform our customer experience and improve our operations to deliver long term shareholder value. The management team and the Board of Directors are committed to that objective. Our results reflect good progress in creating the New Telstra. We’re on track or ahead of plan on nearly every front.
Financial results
We informed you last November of our expectations, given the transformation investments we outlined, for a decline in the level of earnings before interest and tax (EBIT) for the year ended 30 June. Our results were in line with our expectations of a decline of 20 to 25 per cent (pc). EBIT declined 20.7pc or $1.4 billion to $5.5 billion. Before transformation costs earnings from our normal operations declined 6.9pc to $6.5 billion.
Free cash flow (cash flow from business operations less cash spent on investing in the business) was strong at $4.5 billion. Our cash position remains strong. This cash was used to pay dividends and our borrowing costs.
Our financial performance has been shaped by new capital investments and expenditure as we undertake projects to improve the experience for our customers, build new networks, make productivity gains, reduce complexity inside our business and continue to integrate our services (e.g. offering BigPond over mobiles) ... and improve future earnings, returns and cash flows.
While EBIT was down for the year, largely due to bringing forward into the second half of the year operating expenses relating to our transformation, for example, accelerating depreciation of assets being replaced and providing for the restructure and some staff redundancies, sales revenue was up 2.7pc. With a strong performance in the second half we increased sales revenue 3.9pc. Contributions in the second half included:
•	Mobiles revenue up 7.6pc — this is a strong result as we’ve improved our offerings using research based customer segmentation
•	Sensis revenue up 9pc — an outstanding result, in the face of substantial pressure from competitors
•	Strong broadband growth as indicated by increased revenue, subscribers and market share.
We slowed the decline in our fixed line (PSTN) revenues. The second half decline slowed by nearly one fifth to 5.8pc compared with the first halfs 7.6pc. We’re tackling this hard by integrating services, customer win back programs, introducing value-based subscription plans and other well received initiatives.
We’re competing hard on your behalf — customers are making choices based on the value we’re offering.
We have improved our network reliability and service levels in the past year. Our customer satisfaction results have significantly improved in both connections and fault repair. We maintained our high performance in meeting customer service guarantee timeframes. BigPond’s call centre performance continues to outrank its peers.
We announced a profit after tax today of $3.18 billion for the year, down $1.13 billion or 26.2pc on the prior year. Telstra’s Board of Directors has declared a final ordinary dividend of 24 cents per share, fully franked. This brings the total ordinary dividend declared for the year to 28 cents per share, representing a total of $3.5 billion. More information on our full year 2006 result is provided in the attachment.

Our Transformation
We told the market today that the transformation to the New Telstra requires us to take tough medicine throughout our business for a while yet but we are on track. For example, our new national 3G 850 wireless network project is on schedule to be delivered by the start of 2007. We are rebuilding this great Australian company and laying the foundation for new revenue, improved earnings and cash flow.
Already, in only seven months, our transformation has realised over $150 million in expense savings and around $500 million in capital expenditure savings. Workforce reductions since 1 July 2005 amount to 3,262 staff and the dollar savings will flow through in 2006/07 and beyond.
Regulation
The regulatory environment is the one disappointing aspect of the past year. The Australian Competition and Consumer Commission (ACCC) recently expanded the scope of and extended for a further three years regulation mandating competitors’ below-cost access to our fixed network. Value destroying regulation slows or diverts investment that would otherwise be used to improve our customers’ experience, earn a competitive return for shareholders and provide infrastructure and advanced services that Australia needs to be globally competitive.
Uncertainty remains over DLL (unconditioned local loop) pricing — the price we can charge our competitors to access your $30 billion copper network. Telstra follows Government policy of averaging its prices for all retail customers across Australia. But the ACCC will not follow the same principle for wholesale customers. The ACCC sets wholesale prices based broadly on population density which are below Telstra’s costs to deliver. It now appears that the ACCC intends to reduce ULL prices further. Should this come to pass, we will be required by the regulator to continue supplying the ULL service well below our costs. This means you, our shareholders, will continue to subsidise the shareholders of our largely foreign owned competitors.
We invested many months in discussions with the ACCC working towards a solution where Telstra could build a fibre to the node network. This network would provide Australia with high speed broadband much further from our exchanges than the current network will allow. But we reached an impasse on the measurement of the real costs of building and maintaining our network — particularly the issue of what contributions our competitors should make to the construction and upkeep of the rural network. If you can’t agree on costs you can’t agree on prices, so the FTTN talks between Telstra and the ACCC broke down. This is unfortunate as more investment in high speed broadband capacity is required to enable Australia to compete internationally. However, our guiding principle is that we expect to earn a competitive rate of return when we invest your money. When we can’t, we won’t invest.
Outlook
Despite these challenges, this is an exciting time for Telstra as we execute our longer term strategy to transform Telstra into a company focused on delivering customers innovative, value-based products, services and solutions.
All of us want to see the results of the strategy reflected in improved share price performance. This is what is driving our strategy though as I have said, there will be another year of significant investment required to execute the transformation. As a result, in the next financial year ending 30 June 2007, you should expect to see:
•	Revenue growth of 2pc to 2.5pc
•	EBIT growth of between 4pc and 6pc off a base of $5.5 billion for the year ending 30 June 2006
•	Cash Operating Capital Expenditure of between $5.4 billion and $5.7 billion
•	Dividends — the level of future dividends remains subject to key regulatory decisions and will be considered by the Board at the appropriate time.
Telstra is assisting the Government in preparations for the possible sale of its 51.8pc stake in Telstra. We believe this sale is in your best interests. Should the sale proceed, a sale of shares to the public is our preference. We do not want a situation where one investor holds a significant number of shares that it intends to sell over time as this could place a lid on the share price performance until such a sell-down is completed.
The Board and I remain committed to informing you of progress in transforming our company. For more information on Telstra visit our investor relations website http://www.telstra.com.au/abouttelstra/investor or our consumer advocacy website http://www.nowwearetalking.com.au.
Please contact us with any questions or comments by email at investor.relations@team.telstra.com
Solomon D Trujillo
Chief Executive Officer

Telstra Corporation Limited ABN 33 051 775 556 Office of the CEO 242 Exhibition Street MELBOURNE VIC 3000 Mail to: Locked Bag 5639 MELBOURNE VIC 3001
Telstra Corporation Limited — Financial results for the year ended 30 June 2006
This is a high level summary of the results for the year ended 30 June 2006 announced on 10 August 2006. For further information visit our investor relations website http://www.telstra.com.au/abouttelstra/investor
Income Statement
The financial performance for the year has been impacted by:
•	The continuing decline of the PSTN revenues as customers are migrating to other products
•	Improved revenue performance across all products in the second half, although this has required additional spend
•	Costs incurred in the second half on the transformation Telstra.
Key points on the result
•	Net profit was $3,181 million, down 26.2pc
•	Earnings before interest and income tax expense (EBIT) was $5,497 million, down 20.7pc
•	Transformation costs and provisions for redundancy and restructuring totalling $962 million in the second half of the year
•	EBIT before transformation costs down 6.9pc to $6,461 million.
Revenue
Sales revenue increased by 2.7pc to $22,772 million.
Sales revenue in the first half of Fiscal 06 grew l.5pc, in the second half sales revenue grew 3.9pc. This improvement is due to Telstra competing well in the market with value based offers across fixed line (PSTN), Mobiles, Broadband and Sensis.
PSTN revenue declined 6.7pc to $7,478 million. PSTN revenue declined 7.6pc in the first half. We have slowed this 5.8pc in the second half. There has been a general reduction in PSTN volumes and yields have declined due to competitive pricing pressure and continuing customer migration to other products.
Mobile revenue increased 6.1pc largely due to the performance of mobile’s data revenue, international roaming and mobile interconnection revenues. Second half revenues grew 7.6pc as we focus growing our 3G customer base.
Retail Broadband grew 58pc to $730 million as we grew subscriber market share over the year 3 per cent to 44pc.
Sensis revenue increased 7.9pc to $1,711 million with 9pc growth in the second half due to the continued strong performance of our Yellow and White pages directories.
Pay TV bundling revenue increased due to the migration of customers to FOXTEL digital, as well as promotions during the period, offering minimal price installation and discounted packages.
Operating expenses (before finance costs, income tax expense and Depreciation and amortisation) increased by 13.8pc to $13,521 million. Excluding transformation costs of $692 million Operating expenses were up 9.2pc to 12,979 million.
Labour expense up 13.1pc to $4,364 million due to:
•	Redundancy expense of $344 million associated with the reduction in our workforce by 3,262 staff to 49,443
•	Redundancy and restructuring costs associated with making 2,600 staff redundant over the next two years
•	Excluding redundancy costs Labour expense was up l.7pc mainly due to salary increases.
Goods and services purchased up 12.3pc to $4,730 million due to:
•	Higher cost of goods sold and mobile handsets subsidies as we compete in the market
•	Network payments resulting from increased competition.
•	Other expenses up 16.0pc to $4,427 million due to:
•	Maintenance costs associated with the existing 3G network
•	Higher consultancy costs due to transformation activities
•	Increased market research due to a focus on understanding customer needs
•	Costs associated with property rationalisation, cancellation of server leases, and the decommissioning of certain IT platforms and operational and business support systems.
Depreciation and amortisation costs grew to $4,087 million or by 15.8pc as we have accelerated depreciation and amortisation on our CDMA network, switching systems, certain business and operational support systems and related software totalling $422 million. Before accelerated Depreciation and amortisation the increase would have been 3.9pc.
The lower profit reduced income tax expense by 21pc to $1,381 million.

Telstra Corporation Limited
Financial result for the year ended 30 June 2006 continued
This is a high level summary of the results for the year ended 30 June 2006 announced on 10 August 2006. For further information visit our investor relations website http://www.telstra.com.au/abouttelstra/investor
Balance sheet
We continue to maintain a strong balance sheet with net assets of $12,832 million, compared with net assets of $13,658 million as at 30 June 2005. The decrease in net assets of $826 million comprised an increase in total liabilities of $1,790 million and increase in our total assets of $964 million.
The increase in total liabilities of $1,790 million was primarily due to:
•	Total borrowing increasing $930 million to fund capital invested as part of transformation and dividend payments
•	Trade and other payables grew by $710 million, reflecting additional accrued expenditure associated with the roll out of the 3GSM850 network.
The increase in total assets of $964 million was mainly due to:
•	Superannuation assets increased by $782 million primarily due to the recognition of actuarial gains on the Telstra Superannuation Scheme
•	Property, plant and equipment increased $731 million, due to the assets acquired in the CSL New World Mobility merger and the additional capital expenditure on our transformation, offset by depreciation expense
•	A decrease in cash and cash equivalents of $859 million to pay dividends and interest on our borrowings.
Cash Flows
We continue to generate large Free Cash Flows and our cash flow position remains strong though it declined to $4,550 million from $5,194 million in the prior year. Free Cash Flow is defined as cash from operation activities less cash used in investing activities.
Free Cash Flow declined to $4,550 million due to:
•	$234 million decline in the cash flow generated by our core business primarily due to the decline in our fixed line revenues and higher levels of expenditure as we commenced our transformation in the second half and increased marketing activity to drive revenue
•	$164 million increase in tax paid during the year
•	$246m increase investing cash flows mainly as a result of increased spend on building and upgrading our networks and systems to improve the customer experience as we undertake our transformation.
We used our Free Cash Flow to:
•	Pay dividends to our shareholders of $4,970 million representing 40 cents per share (this included two special dividends totalling 12 cents per share)
•	Pay interest of $940 million to our debt holders.
These payments totalled $5,910 million, $1,366 million higher than our free cash flow. This excess was funded mainly by an increase in our net debt (borrowings less cash on hand) of $1,281 million.
Investor return and other key ratios
Basic earnings per share decreased to 25.7 cents per share in fiscal 2006 from 34.7 cents per share in the prior year. The decrease was due to lower profit in fiscal 2006.
We have declared a final fully franked ordinary dividend of 14 cents per share ($1,739 million), bringing ordinary dividends per share declared for fiscal 2006 to 28 cents per share. Total dividends paid in fiscal 2006 amounted to 40 cents per share.
Other relevant measures of return to investors include the following:
•	Return on average assets — 2006: 15.8% (2005: 20.6%)
•	Return on average assets is lower in fiscal 2006 primarily due to the lower profit.
•	Return on average equity — 2006: 24.2% (2005: 30.6%).
The decrease in return on average equity in fiscal 2006 is due to the lower profit for the year and increased dividend payments in fiscal 2006 reducing shareholders equity.

10 August 2006 The Manager Company Announcements Office Australian Stock Exchange 4th Floor, 20 Bridge Street SYDNEY NSW 2000	Office of the Company Secretary Level 41 242 Exhibition Street MELBOURNE VIC 3000 AUSTRALIA Telephone 03 9634 6400 Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Transcript from Full Year 2006 Results Media Briefing
In accordance with the listing rules, I attach a copy of the transcript from today’s Full Year 2006 Results media briefing for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

TELSTRA CORPORATION LIMITED
FY 2006 RESULTS
THURSDAY 10 AUGUST 2006
MEDIA BRIEFING
SOL TRUJILLO: I will try to be brief in terms of my comments. Some of you perhaps had a chance to sit through the first session. What we are doing today is announcing our results and results for first half or first full year and second half results, trying to give you some colour, if you will, or some detail in terms of what’s behind the numbers.
First of all we came out with EBIT results of $5.5 billion. Those of you that have been covering Telstra, you know that we gave guidance of a decline in terms of our EBIT numbers of 21 to 26 per cent. We came in at 20.7 per cent, which basically says that we are in line with guidance. In terms of our underlying numbers, when you think about the total number, it includes a lot of our transformation costs, it includes the acceleration and depreciation, it includes things like the cost for redundancies and when you strip some of those out, the underlying performance decline goes to 6.9 per cent, where we had underlying performance of $6.46 billion. To use the comparable number there, we gave guidance of 7 to 10 per cent in terms of decline. So, we have come in essentially slightly below our guidance relative to the bottom line type of numbers.
But, when we talk about transformation and when you talk about Telstra, if you want to really understand, and I am going to emphasise, if your interest is understanding transformation of Telstra, you have to look then about the driver numbers and you have to look at what really is important as you think about the future of Telstra and the first thing you have to look at is essentially growth. The biggest problem Telstra has had is that it has declining revenues, it has a core part of its revenue stream PSTN that is in significant decline, it is a significant part of the business and the question is: Are we turning that around?
If you look at the second half versus first half, and just as a quick reminder first half we announced our results in February, we had just had our strategy session in November, so second half we had a chance to begin implementation of our new strategy for Telstra.
In the case of mobiles, we had strong second half growth of 7.6 per cent, with improved offerings and customer segmentation driving a lot of what we were doing there. In terms of total revenue growth, we came in at 6.1 per cent and our revenue base now is at about $4.97 billion.

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But the key story underneath that is really about where is mobile revenue growth going? What is the game that we, Telstra, need to win? And that really is about 3G because the key for me, as I think about winning and I think about growing this business and when I think about creating shareholder value, it is about where customers are going to be focused, where they are going to spend more, where they are going to use more, where they are going to have more functionality delivered to them and that is about 3G. And in the case of 3G, we grew our 3G base significantly and, most importantly, we are focused on that 3G base where our ARPUs, our average revenue per user, is now about $20 higher per month than those on 2G post-pay.
In the case of broadband, our market share continues to grow. We are up 3 per cent for the year. We added retail customers at the rate of three to one of our nearest competitor. So we have a better value proposition, we have a better delivery system and our customers are voting with their wallets.
In the case of Sensis, we have had a strong performance with Sensis as well. In the case of our total year revenues they were up 6.9 per cent, but second half revenues were up over 9 per cent. Our on-line revenue growth, so if you think about Sensis, half of it, if you think about the business, part of it is print and the other part is our on-line services and how we think about growing in the new digital, new media world, and for the first time in the history of Sensis, our absolute revenue growth for on-line has now exceeded the growth for print. Again, another significant accomplishment in terms of how we think about repositioning and the transition of this company.
But we don’t stop there because another key platform for us in the enterprise base when you think about business customers, in particular, our IP services revenues grew 34 per cent, where now they account for almost $500 million in terms of our revenue streams in the business and they are growing aggressively and I can tell you that again David Thodey and Deena Shiff, who run our businesses part of the business, they are very focused in terms of what we are going to be able to do there.
So, as you look at the business, we have in fact accelerated revenue growth H2 versus H1, which is to me a sign of health, it is a health metric as I look at the business. But I don’t want to stop there because transformation is about re-accelerating, re-energising the business, but maybe more importantly in the near term is how do we take costs out of the business? How do we restructure this business so that when we think about creating shareholder value, which is what we are all about, it is about taking out costs. How do you think about costs?
Part of a company like Telstra is we have a lot of full-time equivalent people

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working in this business, whether it be directly, part-time, contracted, whatever it might be. In this case, in the year we have taken out about 3,800 full-time equivalent heads in terms of the business. We have done that with the sole purpose and sole focus and sole criteria around removing non-value add work out of the business. That is the primary purpose. So that again we can take that money and reinvest it for the things that are important as we look at transforming the business.
So, we have done that, we have actually stopped 800 projects, saving about $500 million in capex and we have also cut a lot of costs out of our business through many different ways, which has now reduced our opex spend by about $157 million, so it is about tough management, we talked about tough medicine, we talked about tough processes that we are now putting in place, whether it be procurement, whether it be productivity management, whether it be performance-based management, or any of the kinds of things that we talked about back in November.
So, the punchline here is that our transformation is on or ahead of plan on virtually all fronts and we are gaining momentum.
One other thing that’s important, though, as we think about revenues and as we think about costs and as we think about the things that we are doing in terms of laying new networks, building new IT systems and platforms, is that what about the customer? Where’s the customer in the mix here? And what has happened to service because, with a transformation like this you can lose focus, you can get too focused on the technology, focused on too many other things, and if you look at our results again over the last reporting period, our results, our service results for Telstra, are the best that they have ever been, period. End of story. So, a lot of momentum, a lot of good work by the people that are running this business, every day.
In terms of other activities relative to our transformation, our wireless network is basically ahead of schedule. It is more than 75 per cent complete. We made a commitment to the market that last November we said we would build this wireless HSDPA 3G 850 network in a year and that we would be able to turn it up by the beginning of ‘07. At that point of time nobody believed it was possible, because nobody has ever built a network of this magnitude, this size, anywhere in the world in that timeframe.
We are on schedule, slightly ahead of schedule, and it is our intent to meet that commitment. We also said that we would build out this wireline IP, MPLS core network over the next few years, so that we could in fact have this capability to serve our business customers in the new and unique ways that are way beyond what our competitors or even we have today. We’re about 60 per cent of the way down in terms of building out our sites. So we’re serving customers today but we’re going to have even greater capability tomorrow.

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The third dimension about transformation is about how do we get Telstra to start operating differently and innovating and leading the market in many different ways. I talked in particular about our integration strategy, of enabling customers to use multiple capabilities across our Telstra portfolio of companies in simple, easy to use ways; one click, one touch, one button, one screen, one call, one whatever. We’ve started that migration. We’re not done, we’re started. But you saw some of it in terms of what we delivered in the Commonwealth Games. When we roll out our 3G HSDPA network at the beginning of next year you’re going to see a lot of capability brought that really brings to life this capability, in addition to what we’re doing today with BigPond and mobiles and other things in terms of our business. So we are innovating, but only beginning.
We also talked about, as part of our transformation, the core implementation of market-based management, which is a core principle about transforming this business where the customer is really at the centre of our business. We have now begun that implementation. We are now seeing the results of it in terms of our service delivery, improved revenue growth, and also, then, the other core metric that anybody that operates one of these businesses looks at all the time, which is churn. Is our churn also reducing? And I can tell you today, in terms of our results, our churn is reducing significantly.
The case of IT, our information technology, the systems that essentially drive everything that we’re doing in the business today, they are on, or ahead of plan on virtually all fronts. They’re about enabling capabilities, so that on the front end, when a customer deals with one of our people, we’re going to make it simpler, easier, faster, better, more consultative, and if you’re dealing on the back end of our business, in terms of the delivery processes we’re going to make it simpler, easier, faster, better, and in every case lower cost in terms of how we deliver. So that is critical for us.
What we also announced this morning was that in terms of our outlook, our guidance for the coming year, is that we would continue to look for revenue growth in the 2 to 2.5 per cent range. We’d look at EBIT growth of 4 to 6 per cent, with underlying EBIT flat to minus 2 per cent. The level of future dividends will be subject to regulatory outcomes and will be considered by the board at whatever the appropriate time is, if there is a need to address that issue.
So as we look at this business, the last thing that I would just say is that we’re now, essentially, seven or eight months into our transformation. This coming year will be the peak year for our spend. So our guidance is reflective of additional spend, we will spend more Opex, operating expense, we’ll spend more Capex, our capital expense, than any year in the history. So you will see these kinds of numbers, in terms of growth, that are constrained by

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additional investment. There will have been no company, at least that I’m aware of in the history of this country, that will have invested for the future like Telstra is doing. That’s a commitment that the board of directors of Telstra have made, because fixing this company, transforming this company from a good company to a world-class company is not something you do in one quarter, it’s not something you do in one year, it’s something that you have to do in a fundamental transformational way, and that’s what we are. That’s the commitment that the board of directors of Telstra have made to all of its shareholders. So with that, I will stop and open it up for questions.
QUESTION: John Durie. Sol, three questions, one of a general nature, two, just housekeeping. Firstly, I’m sort of a little bit confused. Today we got a very upbeat message in terms of the future for Telstra and in terms of the FTTN decision — I think you said words to the effect of that it was disappointing but you’re happy to go with the flow. I was wondering whether you could explain — I didn’t understand the rationale for what happened earlier in the week, where, you know, you sort of hit the megaphone 50 times volume to make the issue a big political issue, when today the message is directly contrary to what was put out earlier in the week?
SOL TRUJILLO: Okay. John, number one, I don’t think I said I was happy to go with the flow. I said we will deal with whatever we need to deal with. From an operating standpoint, as we said back in November of last year, we had this asterisk on whether we were going to do Fibre To The Node or not, it was going to be subject to all the regulatory settings, and as it’s turned out, the regulatory settings aren’t appropriate for making that additional investment. So that’s done. I spend my time on the business, trying to run the business to compete and to win and to create shareholder value, ultimately. That’s what we’ve been doing. So in terms of what we’re doing is, we’re focusing on that. This week, what Phil Burgess was doing was basically informing the market that we had reached a stalemate. That was as simple as that. Now, how all of you choose to cover it, how you like to cover it, how you like to, you know, deal with that, that’s not something we create. But it’s something that we thought was important in terms of sharing the information, and, mostly importantly, why there was no solution to what we thought would be a great promising capability for Australia.
QUESTION: Just to follow, I mean he said we’re now — we’re now just had to go track broadband, we’re destined for Third World status on broadband, and yet today you were telling us that you can deliver 17 megabits already and there is a lot of exciting alternatives. So it’s directly contrasting.
SOL TRUJILLO: Well, no, let me, again, John, make sure you have the facts, so that when you make statements like that you’re always using factual context. The key here is that when I talk about our HFC network, it’s built in five cities, not 20 cities, not 18 cities, so it’s not reaching out beyond the five

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cities. When you look at the footprints of our competitors or where we might be placing our DSL 2 plus, it tends to be in those places where there is clusters, where there is density of people. The only solution that’s coming, John, that will be an opportunity to solve what I would call beyond the normal economic interest, is really going to be with our wireless broadband solution. That becomes very important and do I have hopes for it? The answer is yes. The simple answer is yes because there is no regulation there, right. It’s, you know, wireless is, you know, for Optus, for Vodafone, for 3, for us, for everybody, is an unregulated business, so you’re only as good as you can be. That’s a good thing because we will be better than our competitors, and we also think about all Australians, not just some.
QUESTION: Just two quick housekeeping. First, I think John Stanhope said that PSTN revenue is about a third of your base now. Just as a point of your reference, could you tell us how much that was, say, two years ago, three years ago? Secondly, would it be possible to get a figure of the total cost of acquisition costs for new customers in the last half, please?
SOL TRUJILLO: Okay. John, I’m going to, because I don’t have history here, I’ll ask John Stanhope to help with that answer, okay.
JOHN STANHOPE: John, about three years ago it would have been about 40 per cent. PSTN revenue would have been about 40 per cent. What was the other part of your question, I’m sorry?
QUESTION: Customer acquisition costs.
JOHN STANHOPE: For?
QUESTION: Well, for mobiles?
JOHN STANHOPE: For mobiles? The average customer acquisition cost was about $134. As I said earlier, it did go up in the last quarter in particular because we have a very strong marketing campaign going on, particularly around 3G. Because 3G, as Sol has said, is very important to us to lead and win in that market.
QUESTION: How much would it have been in the last quarter, John?
JOHN STANHOPE: Sorry?
QUESTION: How much in the last quarter?
JOHN STANHOPE: Last quarter was about $178, and that’s brought the average up. But, as I said, that was because of a very focused 3G campaign in the last quarter.

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QUESTION: Jessie (indistinct). Sol, you’ve already got an ADSL2 footprint that’s bigger than all your rivals. Why not turn it on straight away?
SOL TRUJILLO: Well, Jessie, we’re waiting to see what the regulator is thinking, doing, ultimately going to decide in terms of how we choose whichever directions that we take. The good news is that we do have options and the good news is, we will explore whatever, and exploit, whatever options that we have. As I said earlier today, I’m not going to give specifics today about what we’re going to do, when we’re going to do it, because my job is not to educate our competitors, my job is to beat our competitors, and that’s what we intend to do.
QUESTION: You said when you’d be coming back here this time next year you will have regained the lead, or taken the lead in 3G. Is that sort of forecasting a price war against 3?
SOL TRUJILLO: We’re not into price wars. What you’re going to see over the next year is a value proposition, an offer, a capability, a set of services that are way beyond anything anybody else can do in Australia, because our shareholders are making an investment to offer services on this wireless capability like no others. So we’re risking capital, yes, we are risking capital, we’re making an investment, but it’s to be better in the marketplace, with no regulators trying to decide who wins and who loses, we’ll let the customers decide who wins and who loses.
QUESTION: So it’s not just a matter of call prices or handset subsidies?
SOL TRUJILLO: Well, you know, we will do what we need to do in the market. Clearly if you look at what David has done the market or what Dana is doing in the market, it’s nowhere near what our competitors are doing because we are the market leader, we have better quality, we have better coverage, we have better service and we’re going to exploit that even further with more capabilities that it will bring.
QUESTION: Michael Sainsbury of The Australian. Couple of questions. The first question is on ULL; you’ve got $22 in the results. If it comes in at 17 or 18, which is where a lot of the market thinks it’s going to come in, there was a report this week that that’s where it is, what effect does that have on your outlook? The second question is about the segments. Some of the EBIT falls in the consumer business and enterprise and government are pretty steep. Can you give us some sort of commentary around where you see those different segments going and what effect another rise in interest rates and a general downturn in economic conditions might have on your businesses?
SOL TRUJILLO: In terms of the ULL question, you know, there has been a lot

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of speculation. I don’t plan, you know, on a speculative basis in terms of what it means. Obviously, mathematically, the way that we would calculate what the impact is, is you take the current base of customers that are paying whatever they’re paying today, look at the delta between the two, multiply it times the volume and you’d say that’s the first calculation. The second part of the calculation is what happens with our competitors and how will it stimulate their deployments and what is your forecast of what their growth might be and what kind of market share they’ll take. Some of that gets into speculation. The other part of it is, is where are they deploying? Because one of the interesting questions for me always is, when I get briefed on what others are doing, is to see what they’re telling the financial community. If you add them all up, in terms of where they’re deploying and the market that they’re looking at, they all tend to be in the same place. There is only so many customers in every place and you can probably add up to about 500 per cent of market in terms of what the forecasts are. So when we look at that, we have to factor in a lot of numbers and a lot of stages to come out with the calculations. Right now we’re not spending a lot of time on that kind of thing because we’re spending our time getting our business running, doing the things that we know we need to do, the things that we can control. We’ve been driving since November and now you get a first glance at it with H2 results, and there is a lot more coming in H1 of this year and H2 of this year and the following years after that. The second part of your question?
QUESTION: It was on the different segments, and I think it’s the first time you reported those and I think that’s a good thing. Just that some of the drops in EBIT for the different businesses and how that’s going to pan out over the next year, according to the different segments you’ve got there. And whether any further downturn in economic conditions, you know, rise in interest rates, you know, higher petrol prices is going to have an effect? How much does that affect your business these days?
SOL TRUJILLO: Well obviously we’re affected by the same variables that everybody else is. So if the economy is tough in New South Wales versus Western Australia, we do see the differences in terms of purchase behaviour and all that. So that’s factored into some of our guidance. We have our economists on board that help us think about those as we do our planning.
In terms of how we are competing, and if you look at it segment by segment, obviously I think you have seen a pretty significant revitalisation of our consumer segment here in H2. I think that’s terrific. I think you saw, earlier last year, some revitalisation in terms of what we’re calling internally our Telstra business segment’, which is our small and medium enterprises, as we try to define them. Obviously David Thodey, in terms of the enterprise side of the business, for the first time in several years now we’ve broken into positive growth at the top line in terms of our enterprise business. So all of that is good. Do I expect more? Absolutely. If you talk to anybody that’s on my

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team, there is no such thing as doing less next year than you did the prior year. So we are focused on that and we are going to continue to grow in each of those sectors.
QUESTION: Jennifer Hewitt. You talked a lot today about shareholder value. Obviously one of the things that people are looking at, potential shareholders as well in terms of T3, is the dividend policy. Don’t you think it would help shareholders if you gave them a little bit more certainty as the government decides what it’s going to do with T3?
SOL TRUJILLO: Well, Jennifer, I agree with you. I think that certainty is a good thing. If I had all my variables that were certain that would drive it and the board had all those variables certain, we could give more guidance. The problem is, a core part of our mix in this kind of business, and this is unique to Telstra because our competitors aren’t regulated the same way, is that we have this confusion right now, or uncertainty, relative to what’s going to happen with the unbundled local loop pricing. So until we know what it is, you know, the board really can’t deal with that, until they know what the facts are. So I agree, I mean certainty is a good thing, we’ve been saying this now for a year, we’d like to see to see certainty. That’s why we had a lot of work put into it over the last six months, with Phil and others trying to work that issue. But we’re not there yet. So when it happens, if there are changes, we will deal with it.
QUESTION: One other point. A lot of your competitors complain that you make life more difficult for them, that you kind of increase the delays, you don’t make it easy for them to put in their own DSLAMS, things like that, and you’re deliberately doing that. Do you have a comment on that?
SOL TRUJILLO: That is absolutely incorrect in the aggregate. There may be an instance or two where there has been something that might have happened. But we get forecasts. We have a contractual set of relationships with these customers that have to give us forecasts because we don’t just deal with demand as it pops up. In every case they tend to miss their forecasts because they always are more optimistic and then they don’t show up for the work and we can’t incur the costs just on speculation. So what we’ve been trying to do is work with them on getting tighter processes and getting more accountabilities. So we deliver when we make commitments and they live with those forecasts that they make, because we incur costs every time that that happens. So, you know, Kate McKenzie, who is sitting over here, she’s working hard at trying to improve that process because we do want to serve them well. We do want to serve them well, but we’re going to serve them as cost effectively as we serve our other customers inside this business. We don’t just go build on speculation; we do work with real work and then when customers are willing to pay.

10.08.06	- 9-	Media Briefing

Transcript produced by WordWave International

QUESTION: Just one last point. The FTTN cable, the service, was only going to go to the five major capital cities anyway. I’m not quite sure how that fits with you now saying you’ve got plenty of alternatives, and also that it was really — Phil seemed to suggest that, on its own merits, it was a rational investment, but it just didn’t — that the cross-subsidy for the bush was the real issue?
SOL TRUJILLO: I guess we’re mixing two things here, so let me make sure I understand your question. In the case of FTTN, would I like to build out FTTN? The answer is absolutely yes. Did I say this morning that we wouldn’t like to do that? No, I didn’t say that. What I said is, is that we have all the capabilities that we need to compete effectively in the marketplace to grow and to take share. Could we grow more by extending capabilities out further beyond the five major markets and some of the dense locations here in Australia? The answer is yes. But the regulatory settings, as they are, will enable us, enforce us, into competing where our competitors invest, and we will do that in the interests of our shareholders. Now, in the case of what Phil has said earlier this week, we’re trying to find a way to balance this issue that’s a policy issue here in Australia, which we support, which is that retail, there was a great desire by the Parliament, by the government, to have one price available to everybody, which, in a country like Australia, we didn’t disagree with, we didn’t criticise, we actually supported because that is good policy. What the breakdown is, is when you want to go off of that in a wholesale construct, to say, “Well we need to deaverage, even though we’re averaging at retail,” which then drives this difference and the disparity in terms of costs. Well then how do you deal with the costs? Because the costs of serving outside of your core metro areas is dramatically higher and somebody has got to cover that. That’s why at retail people wanted one average retail price and that’s why we argue that at wholesale you have to have the same principle and you have to include all the costs. So as a business person I stand here today, on behalf of our shareholders, to say we will do those things that make economic sense for our shareholders because we can earn competitive returns. Those things where people want us to lose money on and to actually do a wealth transfer from Australian shareholders to Singaporean shareholders, we won’t support it. We won’t do that.
QUESTION: Alan Kohler. Sol, a couple of questions, I’ll do them one at a time. But I just wonder if you are prepared, or able, to tell us how much you’re actually losing in the bush? Phil said the other day there is a million lines in the bush, 9 million lines in the city. What Phil said on the call the other day was that the surcharge that was required on the city lines, to pay for the bush loss, was $13.63. I guess we can all do a sum and figure out what that means. Can you actually tell us what you’re losing in the bush?
SOL TRUJILLO: Alan, I actually can’t give you a number because we would have to do some sit down go and through a whole series of assumptions and

10.08.06	- 10-	Media Briefing

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calculations. But I can tell you that what Phil shared, I think, with all of you was this notion that says when you the calculations using the models that both ACMA and the regulators and everybody here, prior to my arrival, were using, you’d come out with costs that, say, were somewhere in the 1.8, $1.7 billion range of just costs that have to be covered every year. But I’ll tell you as an operator: If you think about the fact that you may have two or 300,000 customers that are really what I would call bush-served customers, and if you made an assumption that said the average cost to serve them per loop might be anywhere between $20,000 per loop and $100,000 on average, you can do the maths. You’re talking about multiple billions of dollars of invested capital. Then you can divide it by 12 and you can divide it by a price, spread it across, you know, eight or 10 million customers and say how much should you recover every month just to cover those invested costs in terms of the business. I’m not trying to create a new costs model right here, I’m just trying to say, logically, we spend that money.
QUESTION: Is what you’re saying, you want that cost to be made transparent?
SOL TRUJILLO: Well what we’re saying is, if you want to have an averaging retail policy, you should have averaging at wholesale, you include all the costs. You don’t pretend that those costs aren’t there. That’s been, you know, the magic pudding here. I mean, there is no magic pudding, the costs are real, we write cheques every day. The interesting thing about all of this is that if you look over the last five years, we have actually put in another 5 million kilometres of copper just over the last five years, copper pairs. So if you look at that and you look at how much copper has increased, if you look - and that’s gone up three times. If you look at fuel, which all of us pay, and look at it going up four or five or whatever times it’s been in the last five years, if you look at the costs of labour, if you look at every cost variable in terms of how we do all this, none of that has gone down, it’s gone up anywhere between 20 to 50 per cent, depending upon the variable. So if anybody tells me that our costs are going down, therefore prices should go down, they do not understand business, how you run a business.
QUESTION: Can I just ask another one? Michael Sainsbury asked before about ULL pricing and he talked about the fact that there is a suggestion that it’s going to be $17.70 in band 2, and you said, “Well, you know, who knows?” And that’s fair enough. Can you tell us what you’re actually charging now, the wholesale customers, on average? Without giving individual customer information, what are you charging wholesale customers for ULL now?
SOL TRUJILLO: We’re basically, on average, charging around $22 today, based on old contracts, old methodologies that were here two years ago, three years ago, whenever the contracts were entered into.

10.08.06	- 11-	Media Briefing

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QUESTION: Emma Connors here from The Financial Review. I’m just — can you hear me?
SOL TRUJILLO: Yes, yes.
QUESTION: I’m just interested in your views on R&D. In the last year there has been quite a few jobs gone from what was the old Telstra research labs. I’m just wondering what level of R&D you think you need to maintain to remain an informed buyer of new technology?
SOL TRUJILLO: Again, I won’t talk about a number, but I will tell you what we have decided as important in the business — and we have Hugh Bradlow sitting here in the audience. Telstra can never match the investment of a SISCO, of an Alcatel, of a Lucent, of a Siemens, or any of the other major manufacturers of equipment and services. So what we have done is not tried to outspend them in terms of inventing things that they will be much better at inventing, but what we have done is we’ve said what we want to be the best in the world at is applying technology and enabling the services that our customers can use and, based upon the research that we’ve done, will want and are willing to pay for. Notice I say willing to pay for it, in terms of how we’re thinking about it as a business. So again you’re going to see, now, a lot of work that’s under way, under Hugh’s leadership, who works with Greg in terms of our network and technology part of the business, that we will continue to innovate. You’re going to see some capabilities that we’ll be making public here in a short period of time, relative to how we’re doing that, how we’re taking our technology to the next level and how we’re going to bring to Australia what I would call world-class, best in the world capabilities. Because it will enable us to drive revenues, it will enable us to introduce products and services and it will enable us to drive costs out of our business.
QUESTION: One more quick question on the IT side. The press release talks about a new contract with IBM, it’s going to save $250 million. I’m just wondering what the total value of that contract is?
SOL TRUJILLO: Off the top of my head I can’t tell you. Maybe we can follow up with you later.
QUESTION: Okay, thanks.
QUESTION: Would it be fair to say that T3 is, effectively, dead in the water if we have no clarity over the dividend policy?
SOL TRUJILLO: I’m sorry, can you repeat that?
QUESTION: I am just asking is it fair for to us as that, given there is little clarity over the dividend policy, that T3 is effectively dead?

10.08.06	- 12-	Media Briefing

Transcript produced by WordWave International

SOL TRUJILLO: I am not quite understanding what the question is.
QUESTION: The question is there seems to be a lack of clarity over the dividend policy. I mean where does that leave the government if it wants to sell its stake in Telstra?
SOL TRUJILLO: I think there is kind of a value chain here in terms of a series of events, that we all would like clarity. You are talking of the first person that said clarity is absolutely critical. I have been saying that for a year, so what we want to do is try to get clarity. Hopefully through the regulatory processes we can get clarity and then we have clarity as a business in terms of what the implications of decisions are, which then leads to any necessary decisions that we need to take, whether they happen or not, whether there is any change or not, to be made and then ultimately that allows T3 to have more clarity in terms of their processes and, you know, it’s a chain of events and I can’t control the beginning points.
QUESTION: Lyndle McFarlane, Dow Jones. You have been travelling a lot overseas in your past year. I am just wondering — you have obviously met with a couple of large international funds in that time. Just wondering what the feedback has been like from those funds in interest in Telstra and T3 shares?
SOL TRUJILLO: I have probably had, I don’t know, somewhere between 30 and 40 total meetings with various funds and individuals and the common theme is that, one, people are interested in this transformation. Most of them got out of the stock probably two to three years ago and they are now intrigued because they are intrigued by the transformation. However, consistently across the board, everybody says “But the reason why I got out two or three years ago was because of the regulatory climate, so what’s happening now? What’s the update?”
You know, the update is basically, as you and I know today, we don’t know yet, and so that leads to some of this uncertainty that is there. People are concerned and, as investors, the one thing that is clear is that you want to know what kind of returns you can earn on whatever investments that are being made in that company and you want to know that they are predictable returns to the extent that you can.
Clearly there is variables in running a company that they understand; competition, how well management does, competing with those that they compete with, technology changes and all that, but that’s what management controls. The piece that they like to get updates on is basically, as it relates to Australia probably in particular, is relative to this regulatory certainty, which I think the government has talked about, those who have been

10.08.06	- 13-	Media Briefing

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managing the T3 process as well as Telstra, so the good news is that there is not a lot of disagreement on that point and the bad news is we don’t have the clarity yet.
QUESTION: Just following up that last question, you are saying T3 would actually be a very hard sell for you at the moment.
SOL TRUJILLO: No, I didn’t say that.
QUESTION: But the implication is that, with the regulatory uncertainty, foreign investors won’t be interested. They might be intrigued, but they wouldn’t buy.
SOL TRUJILLO: What I said is that, if you are an investor, think about yourself. As you make choices there are certain variables that drive your investing decision. Can you get clarity or are you comfortable with unclarity if there is enough offsetting factors that allow you to look at this issue in total?
One of the important things that I do talk about is the fact that, when people want to focus on fibre to the node and if that doesn’t happen, does your strategy end? The answer is it is a piece of our strategy, but it is not the strategy. Our strategy is around transformation. I articulated earlier, it is clear; fibre to the node is just a piece.
QUESTION: Just following on that, it seems as though you are getting strong revenue growth, strong gains in market share but at the cost of your profit margins which are shrinking at a fairly rapid rate by industry standards. So, could you just explain when is the turning point, when is the average retail, the 1.6 million mums and dads, going to know Telstra will start to improve its profits and may be pay higher dividends. Is it 2009?
SOL TRUJILLO: I will answer part of your question which is about what to tell everyone and the story is no different than what we said last November. We were real clear that this is a five year transformation plan, number one. Number two, it is about rebuilding our networks, rebuilding our IT infrastructure, rebuilding the whole innovation and go to market systems and capabilities in this business and it would not be done in one year, one quarter or one month. So, what we did say is that this year ‘05/’06 would be the beginning of spend, because obviously H2 is when we began triggering it. What we said was ‘06/’07 would be the peak year in terms of spend, so margins obviously would go down. Mathematically, anybody that has basic maths would understand margins are going to do down. Why? Because we are spending more. It is no great mystery and it is no great issue at this stage; it is part of a plan.
So, in terms of the final part of your question, is if you look at when does that

10.08.06	- 14-	Media Briefing

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start changing. You start looking at reduction in opex spending, capex spending in the ‘07’/08 periods, accelerating in ‘08/’09 and then obviously ‘09/’10 you will start seeing all the fruits of all turn_ups, of all the networks, of all the systems, of all the capabilities and that’s no different than what we said back in November. And what we are here today trying to do is just bring more clarity because now people have had a chance to see the first half year of implementation. And is it taking effect? The answer is yes.
QUESTION: Just finally, I believe broadband is not declared yet. Are you concerned that it might be declared by the ACCC, just given the history of what’s going on?
SOL TRUJILLO: You know, again I don’t know because there is, I don’t know how many players, 20, 30 players that provide broadband. There is 700 plus ISPs. I am sure they would love to be regulated like we are.
QUESTION: Ross Greenwood, Nine network. Just in terms of the comments that you have made about the capex and also the dividend, just looking at the cashflow statement now, clearly you are in a negative cashflow situation as the spend rises. In fact, the net cashflow outflow is almost equal to the rise in the dividend this year. Though you are seeking clarity from the competition regulator, would it not be unreasonable to suggest that the dividend would still be in question, despite the clarity that you are seeking, because of the cashflow, the negative cashflow situation you are likely to confront over the coming years?
SOL TRUJILLO: Obviously there is a lot of considerations in terms of when you look at dividend policy and you look at moments in time, right? In the case of what we are doing today, if you look at our transformation, our transformation is very predictable. There is no mystery in the numbers that you are seeing today, other than good performance. There is not going to be any mystery that it is going to start getting better in terms of opex spend and capex spend two years out and that there will be improved cashflow generated in this business and it materially gets better the year after and the year after. So it is predictable and most of our spend tends to be one time, one time in the sense that it is over a couple, two and a half years in terms of the majority chunk.
What’s not predictable is what regulatory outcomes are, how pricing goes, what are the terms and conditions that go with it and how much more is there in terms of what you look at. That’s been the biggest variable here for Telstra for a number of years and so I guess, Ross, what I’m saying is that the board, we had a board meeting yesterday, we made a decision around the dividend for the last reporting period and that’s the information the board has which is what our plan is. They know how much we are going to spend, they know when the spending stops and therefore they are comfortable with the

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dividend as we have declared it for this period and they will deal with the next dividend declaration at the appropriate point in time.
QUESTION: So, therefore, because of the lack of clarity, you can understand the nervousness surrounding the share price while there is also nervousness surrounding the dividend policy?
SOL TRUJILLO: Ross, there is nothing more that I want to see happen than our shareholders get the value creation that we are going to create in this business. I want to see it reflected in share price. I want to see it reflected in all the ways that we can deliver value to them. But we have to go through some of these steps before we can start proposing and declaring and making decisions without some of the facts yet to be done. We still have to deliver more, right? I mean we have had a good last six months in terms of our beginning implementation, but this management team, including yours truly, we still have more to deliver in terms of what we have to do and I’m serious about that. We are working hard every day to make sure we hit the numbers and the board needs to see more, they have to have more data, more information. So that’s why boards, not just Telstra board, but most boards, they will always convene, assess where the conditions of the business are and declare policy based on what they know.
oo00oo

10.08.06	- 16-	Media Briefing

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11 August 2006 The Manager Company Announcements Office Australian Stock Exchange 4th Floor, 20 Bridge Street SYDNEY NSW 2000	Office of the Company Secretary Level 41 242 Exhibition Street MELBOURNE VIC 3000 AUSTRALIA Telephone 03 9634 6400 Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Transcript from Full Year 2006 Results Media Briefing
In accordance with the listing rules, I attach a copy of the transcript from today’s Full Year 2006 Results media briefing for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

TELSTRA CORPORATION LIMITED
FY 2006 RESULTS
THURSDAY 10 AUGUST 2006
ANALYSTS BRIEFING
- - - - -
SOL TRUJILLO: Thank you David. Good morning everyone. I do want to thank you for coming because we have a lot to share with you today. Obviously here at Telstra we have been very busy since I first addressed you 12 months ago but also since I last addressed you in terms of the financial community six months ago.
We have been working hard as a company in terms of transforming the business. We talked about the fact that we were going to be taking tough medicine, we talked about the fact that we would be in essence doing the things that we needed to do over the next five years to fundamentally allow this company to create real, sustainable share owner value.
At the same time we talked about three year increments, five year increments and then obviously we operate within the idea of year-to-year in running this business. But today we will have a chance to tell but how we are transforming our customer experience, how we are improving our operations and essentially building all the platforms so that we can in fact increase delivery in terms of shareholder value.
So, the story I guess, to put it simply, will be simply one that says we are on track, we are on budget and we are on time.
If we can move to the first chart here. Last year in November we announced our transformation strategy. We talked about the fact that we were going to be investing in new networks in systems, new marketing capabilities, operating capability, as we think about our business. In doing so we gave you guidance, we gave you a five-year guidance, and then obviously we gave you guidance for the ‘05/’06 year.
The punchline here is that our results, our earnings, were at the better end of our guidance and if you look at our EBIT we came in at $5.5 billion, which is reflected in terms of year-on-year a 20.7 per cent decline. That is reflective again of the investments that we have been making into the business as we have also taken costs out. What I want to do is take you through some of the numbers and help you understand what happened inside the company.
As we look at the main drivers, let’s start first with revenues. In the case of revenues, our year end sales revenue was at 2.7 per cent end of year, which is higher than our guidance of 2 to 2.5 per cent. But the real story again, thinking back to we announced a strategy in mid-November, we began implementing it obviously in H2. The real story, therefore, is what happened in H2 versus H1.
If you look at our revenues, first half we reported 1.5 per cent year-on-year growth. Second half, we are reporting 3.9 per cent year-on-year growth. One of the core issues as we look at revenues that we have talked about, and I talked about last August and I talked about again in

10.08.06	- 1 -	Analysts Briefing
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February, was this element of PSTN. Obviously PSTN is a core part of our business and PSTN is a lesser part of our business today than it has been in the past. This now accounts for about 30 per cent of our revenues, but our PSTN first half declined at 7.6 per cent, second half it is down to 5.8 per cent. So we have made progress, we said we were going to do this; we have begun that progress by essentially working on many different fronts.
One is about our subscription pricing plans that I said we would put in place. I have seen this movie before; we are doing some of the things that have worked, not only in terms of my experience in the US but also my experience in Europe. Some of the issues are quite the same and our ability to simplify pricing issues, packaging issues for our customers is very important. So we are after that. We are doing it in our consumers part of the business; we are doing it also in our business segment of the marketplace.
On top of that, we have more aggressively started attacking win-back programs and processes and finally a key part of our strategy is around how we think about integrated services and our ability to offer those to our customers in simplified packages and in simplified ways. All three of those dimensions are making a difference as we start slowing down that rate of loss on PSTN.
On top of that I also talked in terms of revenues about the fact that we have to start creating new revenues from new products, new services, new platforms, new networks. So, today in the numbers that John will cover we are going to show you that our new wave revenues, as we call them, inside the business grew by 46 per cent to $2.7 billion and now account for 13 per cent of our total sales revenue.
So that gives you a sense for what has been happening on the revenue side and clearly H1 versus H2, big difference, because the strategies are now being implemented. But that’s not enough in terms of the way that we described what we were going to do, because we also have to tackle this issue of the cost structure of this company called Telstra. What I said when I first came was we were going to streamline this business, we were going to take out costs that were not important in terms of serving our customers and creating the experience that our customers want and need.
So we have been aggressive at that. We have taken out about $157 million of opex spend through headcount reductions, handset procurements, sourcing reductions, productivity improvements and driving more efficiencies in our business. Again, all of this is really before we start turning up systems that we are currently starting to build, that we are investing in as we speak, this year, next year, when we start looking at our opportunities to further streamline and improve our customer experiences in terms of the business.
We have reduced, within the Telstra operations, the number of FTEs by 3,800. Now, that is a pretty aggressive number and a pretty significant number, when you think about the guidelines and the guidance that we gave you about after three years we would be looking at somewhere between 6,000 and 8,000 FTEs out of the business, and after five years 10,000 to 12,000. So, we are making good progress there. Again, it is about taking out work, it is about taking out all of the things in the business that are not important, again for our customers in terms of the experience that we want to deliver to our customers.
We have saved, as I said before, about $500 million in capex by stopping over 800 projects which were not aligned to the strategy and we basically toughened our approach in terms of procurement and all the operating elements of our business. So when those of you that watch

10.08.06	- 2 -	Analysts Briefing
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what Greg Winn and his team are doing, it is making a big difference. That run rate, when you think about the base level of spend, which is really important to me, when John talks about underlying earnings, those are going to be critical drivers to watch as we go through year 2, year 3, year 4 and 5 of the transformation. So revenues, costs.
Now I want to talk about market-based management because you have heard me talk about that again from the very beginning, what’s happened there. Clearly market-based management for me is the driver of a lot of the growth that you have seen in terms of acceleration, in addition to management working very hard in terms of the disciplines of driving growth and competing effectively in the marketplace. Because again some of you have heard me say we were taking tough medicine, but I think when you look at the results in the marketplace now, when we talk about some of these areas, we are dishing out some pretty tough medicine to our competitors as well.
In terms of market-based management, we are focused on what I would like to call high calorie growth. This has led to a strong second half performance in mobiles, broadband, IP solutions and Sensis. In the case of mobiles, I want to make sure that we all understand at least where our headset is at in terms of Telstra. We can talk about mobiles in total and we will in terms of our growth, but I want to focus today, just like I did in our last meeting, around broadband, where I said broadband is key and that is a game we will win as we compete in the marketplace.
But I would also say equally important is the notion of 3G and growing in 3G, because as we look at the consumer marketplace today — and when I say consumer I mean consumers in the home as well as consumers in businesses — the idea of growing with 3G is going to be critical because over the next five years most of us are going to be 3G and higher users of mobile services. So we have prioritised that here in H2 in terms of where our growth is going to be.
So our growth in terms of 3G subscribers, we are up 297,000 in H2 and we have added another 100,000 subscribers just since the end of June. We are seeing that 3G ARPU, which is critical when we think about again why 3G and is 3G really worth it versus 2G, because that has been a question raised in Europe in particular for most of the 3G deployments. We are seeing now, with our customers and our base, that a 3G ARPU customer is about $20 higher per month in revenue than a 2G customer.
Some of you may say, “Well, why? I mean what’s different?” Well, what we are seeing is that the number of actions taken in terms of accessing something, whether it be music or clips or whatever it might be, is up about seven times over where a 2G customer would be at. So, you generate that revenue, you generate the usage, you generate the kind of revenues that we are starting to see.
So, when you think about Telstra and you look at Telstra going forward, 3G is going to be a critical part of our strategic thrust going forward. That ties with what we said last November about building this 3G HSDPA 850 network. Because we are building competitive advantage, we are building capabilities that our customers are going to want and will use and will buy more from.
So, as we look at that, again; big success for us in terms of the strategic thrust that we have and being the 3G market leader. John will go through all the details in terms of the full set of revenue numbers, but again we outperformed our nearest or the biggest competitor we have in this marketplace in terms of revenue growth on mobiles.

10.08.06	- 3 -	Analysts Briefing
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In broadband, obviously, we are the leader. BigPond has the best capability in the marketplace by far and we continue to do well in this part of business. We have increased our market share, again in H2, by another percentage point. We are up three percentage points in terms of market share for the year, we have been adding retail subscribers at the rate of three to one, versus our nearest competitor.
On top of that, one of the other questions when you are an operator of a business that you have to spend time looking at is, well, we may be adding a lot of volume and we may be growing, but what does churn look like? What does churn look like? And in the case of BigPond again we have benchmarked churn and we are near world class, best in class kinds of levels of churn where we are running somewhere between 1 and 1.2 per month in terms of churn. That is critical as we look at how we are going to operate our business going forward. So churn is a focus point for us across the business, but in particular in broadband, where you have a lot of growth.
In the enterprise market, which is another growth platform for us as we think about IP services, we have delivered strong growth. Obviously David Thodey and his team have been working hard on integrated applications and services on top of just the pure carriage, but when we look at our IP growth we are leading the industry again and our growth here was over 34 per cent, our revenues are now over $500 million just associated with these IP-based services. But that’s not enough yet, we are going to do more, and David and his team have some exciting plans for the coming year.
But, moving on to Sensis, which is another growth platform that we have in our business, our information search and interactive applications and services business delivered a strong 6.9 per cent revenue growth and a 10 per cent EBIT growth, so Sensis has delivered on what we said we were going to do, so I am pleased with what Bruce Akhurst and his team are doing,
But there is more. The more is how we are growing. It is one thing to grow EBIT at double digits and it is another thing in this kind of business to not only grow EBITDA but grow top line at 6.9, almost 7 per cent. But the question is how are we doing it, do we have sustainable growth there? Because that should be a question everybody should ask and the answer is yes. We are growing our core product, which is print, but for the first time now we have reached the point where our on-line new media type of revenues, the absolute volume of growth has now exceeded that of print growth, which is reflective of the fact that we are growing fast, to the tune that our on-line growth is now about 46 per cent growth rate, which again, if you get inside my head and how I’m thinking about this business, it is about new revenue sources, it is about how we integrate and it is about how we create continuous and sustainable competitive advantage. That’s what essentially Bruce and his team are doing right now at Sensis.
So we have accelerated growth, we are taking out costs, streamlining the business, changing our processes, investing in the business, got a lot going on inside the company.
One of the questions that somebody sceptical might say is, “Sol, you could lose focus, there are so many things going on, and what about the customer?” Well, to me that is equally important in all the numbers that we look at. If you look at the service delivery of this company and you look at the aggregate of the set of numbers that Greg Winn and Mick Rocca and the team that are out there working every day in terms of installing, repairing, engineering and doing all the things that are part of how we deliver service to our customers, our results now are the highest they have ever been in the history of Telstra. So, doing all the things in

10.08.06	- 4 -	Analysts Briefing
Transcript produced by WordWave International

terms of transformation, but still running the machine, running the business better than it’s been run in the past and that’s good news for our customers and ultimately it is good news for our shareholders.
Let’s move on and talk about the numbers specifically. We have got a chart here where you can read all the numbers and again John will go through these in some detail. I have talked about the first half revenues. The punchline here in terms of earnings is that it is at the better end of our guidance because we have worked hard while we have spent a lot and invested a lot in terms of the business. EBIT is down, we have talked about the tough medicine and we are going to continue taking tough medicine this year as well.
This year of ‘06/’07 will be our peak spend year in both opex and capex as we look at the business. We can see that our cashflow is still strong at $4.6 billion, but again spending will accelerate this year.
As we move to the next chart, I just want to quickly cover some of what is also happening in a little bit more detail and again as we get into Q and A we can talk some more. If you look at wireless as one of the core thrusts of the business that I talked back in November about, you have to understand what’s happening in the 850 3G network. We said that we would build it in record time, said we would do it in a year’s time, we would turn up our network by 1 January or the first part of ‘07, and I would say that we are on track to be able to do that. Right now, the plans are that we will have 98 per cent population coverage. Obviously with the 850 capability, for those of you that are using our network or anybody else’s network, when you go in a building and sometimes you have to lean by a window or you have a dropped call, the experience is going to change significantly.
For those of you that are 3G users, and you’ve now started making, regularly, video calls, and you go on building and you see the degradation in terms of the experience today. 850 will change that experience as well.
When you look at the data speeds, in terms of the average network data speeds, ultimately when we launch this network at the beginning of next year, we’ll be talking about turn up speeds, in terms of peak speeds, of 3.6 megabits that will be available. Now, I have to tell you that there is a guy sitting in the front row here by the name of Greg Winn who would correct me if we were inside the company, so I’ll correct myself: Greg would say the network that we’re turning up is capable of 7.2 megabits per second. When we turn up we will be limited by handsets and PC cards in terms of their data rates that will be embedded, in terms of the capabilities there. So from a customer experience standpoint the peak speeds will be 3.6 megabits. When we talk to customers we’ll talk about an average experience of somewhere between half a megabit and a megabit in terms of if you have a lot of users on network, using within a cell site or a sector. But in early days you’re going to find that the experience will be in the plus 1, 2 megabit kind of range in terms of the unique experience that’s going to be there.
So we have a capability that’s going to create significant advantage for us in the marketplace because we will be everywhere, we will be faster and we’ll have more capabilities in terms of the network that we will have. Not only that, by the mid-year of 2007 the network capabilities will have peak capabilities going up to 14 plus megabits. So that’s the wireless side; building competitive advantage as part of our transformation.
The next layer is around our fixed line and where we think about wire line capabilities with

10.08.06	- 5 -	Analysts Briefing
Transcript produced by WordWave International

our IP MPLS core, or as some people have talked about, this transition from the old circuit switch kind of network into an IP-centric network. We’re reducing the complexity, we’re building greater capacity and speed, which is going to enable us to take a lot of costs out of how we operate our networks. We’re well on plan in terms of our ability to deliver that capability, so that all of our business customers are going to have the best in the world capabilities right here in Australia.
As we look at market-based management, it’s making a big difference. If you talk to David Moffat, if you talk to Deena Shiff, they will tell you about the knowledge that we now have about our customers and what impact it’s starting to have on campaigns and offers that we are working in the marketplace, it does make a difference. So we have now started implementing, we’re still waiting for some of our IT deployments in terms of some of the CRM and other capabilities that will enable it to be implemented to a much more effective extent, but it’s all there and it’s all happening.
In the case of our IT systems, that is the work that is beginning, right? We started it in H2, negotiated contracts, picked vendors, picked suppliers, and now they’re starting to build. Over the next two years there is a lot of work that will be happening where they build the capabilities, will stop the old capabilities, pull it out, insert the new, and that will dramatically change a lot of our experience that our people have in running the business, working the business every day, as well as the experience that our customers have in terms of doing business with Telstra. It’s going to dramatically change the flexibility that we have in terms of introducing new products and services, how we combine things on bills, how we do all the things that our customers have been telling us in all the research that we have done since we’ve started this whole focus on transformation here in Australia.
So if we can move on to the next chart. All of this is about building sustainable shareholder value. We want to grow shareholder value and you don’t do it by temporising solutions. You don’t do it by looking for quick fixes for one quarter, one half or one year. So this management and the board have imposed a real discipline on the business that says, “We really want to do this right, and when we’re done, this company will have capabilities like no other anywhere in the world.” As you see the strategy play out over time, you will see the value of what we’re going to do. Part of the benefit that we have here is that this telco, this company called Telstra, does have leading market share, which means we have scale. We have the most complete set of assets. We have fixed, we have mobile, we have broadband, we have Sensis, and we have a partnership in this company called Foxtel. We have customers that want more. They do want more, given the research that we have done. But they want it their way and they want it simpler, and they want it easier to use. They want a lot of things that would unlock some of the keys to spending that they do in other segments, with other companies, with other industries. In our case part of our growth is going to be about taking share from our competitors, because we’re competitors. But a lot of it is also going to be about spending that occurs in other ways that we’re going to go take. We’re going to disintermediate others in the marketplace so that we can create growth in terms of this business. We’re going to create value and I want to make sure that everybody understands that we are spending our time focusing on how we create the value drivers and how we affect the value drivers. So some of it is about our strategy, some of it is about revenue growth, some of it is about how we’re going to integrate assets in terms of our services and create that ‘one touch, one button, one screen’ capability, but a lot of it is also about the cost. Those of you that do valuations, you do your models, you know how powerful low cost structures are. So we’ve taken the steps about one factory, there is no more silos, there is no more multiple networks, there is no more of any of the stuff that you used to hear about at Telstra: It’s now under one leader, one strategy and one set of implementations in terms of what we’re doing.

10.08.06	- 6 -	Analysts Briefing
Transcript produced by WordWave International

We’re rationalising all of our platforms that we talked about, 1,250 down to 250 to 300 when we’re done. We’re only keeping resources in the business, whether they be dollar resources or people resources, that are focused on the things that add value to our customers. If they don’t add value to the customer, then we don’t do it in terms of the way we’re going to run this business going forward.
So if we can move on to the next chart. As we do that, I just want to emphasise some of our platforms here that are critical for growth that some of you just need to keep close to and keep track of as we evolve here as a company. One of those platforms is our broadband flat platform. We have an entity called BigPond and this entity is a well-branded entity. As a matter of fact, when we do our brand research it tests as high as almost any brand in Australia, and it is growing in its brand strength and significance. I made a decision last year to invest in this brand as a brand that customers will like, customers accept and customers will want to do more business with, and it is working, to be quite frank. We’re introducing new offerings, we’re going to do it in multiple platforms, whether it be DSL, whether it be HFC, or whether it be any other delivery platform, including our wireless high speed platform. Because our customers aren’t just locked into one technology or one platform, as a matter of fact most of our customers are locked into capabilities that they want to have and have delivered to them.
]But back to the broadband, back to BigPond. We’re going to focus on integrating content and delivering differentiated value in terms of what we do there. As I told you back in November, our job is not to spend the game competing in the game of terms of just price discounting, it really is about adding value so that we differentiate ourselves from our competitors. Clearly, in the case of BigPond, we have done that, we have done it well. I don’t say that based on my opinion, I say that based on what customers are buying. To me, as I’ve said before, I’m not here as a politician, I’m here as a representative of the shareholder. The votes that count to me are the votes of our customers and whether they’re buying more. In this case the strategy is working well and we’re going to further differentiate in that space. So if we can move on to the next one.
Beyond that I want to talk specifically about Sensis. We’re going to continue to grow revenues and earnings here. Some people, after our November strategy session, questioned -and actually I’ve seen some numbers of people estimating what Sensis’s growth would even be for this year, and obviously they were way off. Our revenue is now up 7 per cent for the year, second half revenues were up almost 9 per cent and EBITDA was up double digits. We do have a world-class business here. I am familiar with this, I’ve been familiar with businesses around the world, and the capabilities that we have here are just as good, if not better, than anywhere else in the world, and we’re now executing in terms of the strategies there.
So as we look at the business and we think about our on-line capabilities, in addition to print -and by the way, we’re not losing focus on print, we’re very focused on the print business, but we’re also focused on the great opportunities that we have here in terms of the business. But what we’re also going to be doing is helping people understand that we’re going to take Sensis on-line, through BigPond, in a big way. We’re going to take Sensis onto mobiles, so that if you’re in Australia, anywhere that you go, you can get access to the Sensis brand platforms that we have within that portfolio. So you’re going to see continued growth here on the online business within this business as we continue to stay focused on our print business. You can go on to the next one.

10.08.06	- 7 -	Analysts Briefing
Transcript produced by WordWave International

So, in closing, before I turn it over to John, I just want to emphasise a few things again. As you track what we do it’s important to look at H2 versus H1, kicked in our new strategy, and the question is, is the strategy working? Yes, it is. Are we doing what we said we were going to do? Yes, we are. A reminder, Opex, Capex, John will talk about this in a little bit of detail here, this coming year, 06, 07, will be our peak year in terms of our transformation spend, continuing to build those building blocks. The networks, systems and some of the core initiatives that we have that underlie our marketing efforts in terms of the business.
So the guidance that John will, again, articulate in more detail for the coming year will be that we’re going to be look at EBIT growth in a range of 4 to 6 per cent on an imported basis. We’re going to be looking at cash operating Capex of somewhere between 5.4 and $5.7 billion. Again, it’s a lot of money, but it’s all about building for the future, it’s all about building for sustainable shareholder value creation. So with that, I’ll turn it over to John
JOHN STANHOPE: Thank you very much, Sol, and good morning, ladies and gentlemen both in Melbourne and in Sydney.
I know you’re probably all dying to get to the Q&A, but this is a fairly complex set of financials, because intermingled with our business as usual, if you like, performance, there is the transformation. So I do want to take a bit of time to go through the numbers for the year, and of course the outlook, as Sol mentioned, for fiscal 07, which is important as we continue with our transformation.
So let me start with the financial highlights for the year, some of which Sol has been through. But, quickly; sales revenue grew by 2.7 per cent. When you exclude the merger with New World, in Hong Kong, which came into play on 1 April, our sales revenue grew 2.4 per cent. Our domestic business, so the Australian sales revenue, grew 2.2 per cent. All of these are at the better end of our longer-term guidance of between 2 and 2.5 per cent CAGR over five years. Strong growth continues in broadband, Sensis and mobiles, as you’ve heard. The PSTN declined 6.7 per cent for the full year, with a first half decline of 7.6 per cent and a second half decline of 5.8 per cent. That is a slowing of that decline in the second half of the year.
Just quickly looking at the operating costs, and remembering the first half did not include any transformation related costs; full year operating expenses grew by 13.8 per cent. If you net out the, or if you take out the net transformation costs of $541 million, operating expenses grew by 9.2 per cent. I’ll provide some further detail later in the presentation about all that.
We have declared a final fully franked ordinary dividend of 14 cents per share, bringing ordinary dividends per share declared for fiscal 2006, to 28 cents per share. Total dividends paid in fiscal 2006 amounted to 40 cents per share, which included two payments of 6 cents special dividends.
This is the first full financial year where we have reported under the Australian equivalent of International Financial Reporting Standards, or IFRS, as they are known. The fiscal 05 year comparatives have been restated to an IFRS, and this what our fiscal year 06 guidance was based on. One important change to the accounting methodology is that interest paid is treated as a finance in cash flow and is not part of the free cash flow calculation going forward. But, importantly, and I want everybody to understand, all our comparatives that you see in the documentation and in the slides presented here today, all the year-on-year movements, are like-for-like.

10.08.06	- 8 -	Analysts Briefing
Transcript produced by WordWave International

Sales revenue grew 2.7 per cent to the 22.8 billion you see there. As I said, without CSL coming in, it was 2.4 per cent. EBITDA and EBIT declined by 8.4 per cent and 20.7 per cent respectively, as the transformation costs did take effect in the second half of the year.
Net profit after tax decreased by 26 per cent.
We delivered at the better end on all ranges of our full year earnings guidance. We spent 4.3 billion in cash Capex for the full year, heavily weighted towards the second half, and within, also, the revised guidance range that we issued about cash Capex in May. We saved around 700 million in Capex in the fiscal and we banked $500 million of that saving.
It’s probably worth explaining how we move from the reported outcomes, or underlying, or EBIT position, to our underlying EBIT position, which is really trying to explain the underlying performance, or the real business performance of the business. The reported EBIT for the full year, as you’ve heard, was $5.5 billion, or a decline of 20.7 per cent. From the reported result we add back the restructuring and redundancy provision, which you will see is $427 million, to derive an EBIT position pre restructuring provision, of a decline 14.6 per cent; if you’ll recall, the guidance was somewhere between 15 and 20 per cent, to $5.9 billion. We then move, or remove, the net current transformation costs of 535 million, made up of savings from the Benefits Now program that you can see on the slide, current year redundancy costs above what we originally planned. So not all redundancy costs because we do have normal year-on-year activity there.
Accelerated depreciation and amortisation, due to the transformation strategy implementation, and I’ll talk a little more about depreciation and amortisation later, and the program costs with the transformation program. So when you adjust for these, we arrive at our EBIT from our underlying operations, so our business performance, of $6.5 billion, which represents a decline of 6.9 per cent. You will recall that our guidance for the underlying business was between minus 7 to minus 10 per cent.
The restructuring and the redundancy provision raised, of 427 million, represents $186 million covering 2,600 staff being made redundant over the next one and two years, and $241 million covering mainly CDMA migration, penalties associated with exiting leases early and decommissioning systems.
The result, really, is a story of two halves. The first half was characterised by modest revenue growth of 1.5 per cent and EBIT decline of 7 per cent, as the traditional PSTN business continued to fall and competition in the mobile space squeezed margins further. In the second half sales revenue grew by 3.9 per cent, more than doubling the first half revenue growth. The second half revenue growth was driven by improved Sensis performance, as you’ve heard, it’s been driven by mobiles performance and the slowing down of the PSTN decline, and of course, the fact that the New World merger occurred in the second half. If you just take out the New World merger impact, the growth in second half of 3.4 per cent; still a very strong growth.
The expense line ramped up in the second half, as the transformation implementation took effect, and we responded to competitive threats, particularly in the mobile sector, with strong marketing campaigns in the last quarter. The increase in expenses impacted on margins, as you will see from the slide, with the EBITDA margin falling 7.7 per cent in the second half and 5.1 per cent for the full year. The EBIT margin fell 7.1 per cent for the full year on a reported basis, as we did expect.

10.08.06	- 9 -	Analysts Briefing
Transcript produced by WordWave International

The underlying earnings margins, that is sort of removing the net transformation costs including redundancy and restructuring, were EBITDA at 45 per cent, a fall of 2.7 per cent, and an EBIT margin of 28 per cent, a fall of 2.9 per cent. So you can see the differences there between the transformation impacts and the underlying business performance. In the second half we did spend $1.3 billion in transformation Capex, primarily on new next generation networks including the wireless 3G, 850 and the wire line IP core.
So let’s have a look at the sales drivers. Broadband, Sensis and mobiles continued strong growth in the fiscal year, and I’ll cover those in particular in more detail later. The Internet Direct and IP solutions revenue was up 29 per cent, driven by the increased use of IP-based services by our business customers, a trend that we believe will continue. Wholesale broadband revenue was up 77 per cent, driven by strong subscriber growth of 61 per cent, and solutions management, or managed services, if you like, that revenue increased 6.2 per cent, mainly driven by significant contracts, one by KAZ, our IT services group. Our pay TV revenues continued to grow, and while they are a pass through in margin terms, pay TV bundling is helping to reduce churn. Resale net churn improved to minus 13,000 SIOs for the month of June, compared to the year’s average of minus 22,000. So churn is coming down.
So let me turn to broadband in particular. Retail broadband revenues grew by 58 per cent, to 730 million, this is just retail broadband, so BigPond. Our competitive broadband marketing initiatives helped grow the retail broadband subscriber base by 72 per cent for the year. Total retail broadband subscribers ended the year at 1.5 million. That’s an increase of over 600,000, or 72 per cent, as we continue to migrate narrow band customers to broadband and win market share.
During the year we launched BigPond Cable Extreme with download speeds of up to 17 megabits per second, and BigPond cable subscribers grew by 26 per cent. We also launched BigPond wireless broadband, growing subscribers by 272 per cent in the second half. Our retail market share is now 44 per cent. We grew market share, as Sol mentioned, by another percentage point in the second half, and overall increase in the year of 3 per cent. Retail total broadband ARPU fell 13 per cent to $52, of course impacted by price competition and our own discounted broadband offerings that have been very successful, as you can see from the previous numbers in the marketplace. On the upside, strong network performance and customer satisfaction have driven down the churn to 1.3 per cent per month, a level that really is world-class.
So let me have a look at mobiles, mobile activity in the company.
     Mobiles revenue grew by 6.1 per cent, to just under $5 billion for the year, which was comprised of mobile services revenue growth of 4.6 per cent, to $4.5 billion, including terminating revenues and wholesale and data revenues. Mobile handsets; revenue growth of 23 per cent to $467 million, with second half growth driven by our ramp up in the 3G market. Mobile services and operation was up 3.2 per cent to, or a growth of 261,000 to a total of 8.5 million customers. Strategic drivers of the growth included the increase in 3G subscribers, around 500 per cent in the second half, including wireless broadband. Data was the driver of mobile services revenue growth. It was up 26 per cent. Total data, as a percentage of mobile services revenue, is 15.3 per cent, excluding wireless broadband. If wireless broadband was included, data is around 16.8 per cent of mobile services revenue. Our 3G customers are driving data growth. Data, as a percentage of 3G revenue when wireless broadband is included, is 58 per cent, compared to 18 per cent for 2G. Mobile data revenue growth consists

10.08.06	- 10 -	Analysts Briefing

Transcript produced by WordWave International

of, there were over 3 billion SMS messages sent in the fiscal year, and that’s up 31.9 per cent, and 20.2 million MMS messages were sent. That’s up 81 per cent. Other mobile data was up 121 per cent, and that includes things like the Blackberry and so on and Blackberry and wireless cards, and so on, and the Blackberry SIO increased 84 per cent. Voice yields continued to be under pressure as more high value customers moved to capped plans. Of the post paid base, 7 per cent of our customers are on capped plans. Telstra increased its post paid percentage proportion from 57 per cent to 58 per cent during 2006, compared to a 3 per cent decline for our nearest competition, down from 47 per cent to 44 per cent, and Vodafone, down 2 per cent from 29 to 27 per cent. ARPUs stayed flat for the post paid period and total ARPU was down marginally, to 38.35, that’s an ARPU number without terminating revenues, which was a decline of 2.5 per cent.
Our 3G average spend is around $81.20, compared with ARPU from 2GSM of around 59.20. So you can see the higher spending customers are on the 3G network. Subscriber acquisition costs, with our increased marketing campaigns, went up 14 per cent to $137 on average for the year, and it, of course, was driven largely in the last quarter by a very active campaign.
Let me just move to Sensis. Sensis delivered on its 67 per cent revenue guidance, growing revenue, as you’ve heard, by 6.9 per cent, to $1.8 billion. Revenue grew by 9 per cent in the second half, so a strong second half, compared to the 5.3 per cent growth in the first half. The second half revenue growth was led by Yellow Pages on-line, and regional print directories. Yellow Pages revenue grew by 5.8 per cent to .2 billion, with print revenues growing, still growing, by 2 per cent, to just over 1 billion, while Yellow Pages on-line revenue grew 54 per cent to 124 million. White Pages revenue grew by 12 per cent to $302 million, driven by strong performance both in print and on-line.
The Trading Post revenues were down 7 per cent due to one less sales week in the year, but with strong competitions from the dailies and the local print in Sydney and Melbourne. The revenues of the business are expected to return to positive growth in. 06, 07 due to the emergence of on-line as the major Trading Post growth engine. Sensis’s emerging businesses delivered 19 per cent revenue growth in the year and now earn revenues in excess of 200 million. What I mean by emerging business, an example is the interactive local search capability, location and navigation services, and of course the 123 Voice Connect services.
Underlying EBIT in Sensis grew 10.2 per cent and after excluding some acceleration of D&A that we did in that business as well and a write-back of deferred expenses. Reported EBIT was up 7.7 per cent.
Let’s have a look at PSTN. PSTN revenues declined 6.7 per cent to $7.5 billion and, as Sol said, PSTN now is a little less than one third of our revenue base and it slowed in the second half to a 5.8 per cent decline compared to that first half decline of 7.6 per cent.
Calling revenues were down across the board, driven by mobile substitution and a lower SIO base or number of lines in service and of course migration to broadband and there was some pricing discounts. Access revenues are down 1.3 per cent due to the number of lines reduced, which was 1.8 per cent to 9.94 million lines. Retail customers fell, so retail lines fell 3.4 per cent or 270,000, primarily to the migration and substitution to other products, broadband and mobile, and the wholesale customer lines grew 4.3 per cent or 90,000 as they churned from our retail business. So, you can see a net there of 180,000 line reduction.
A range of value-based subscription priced plans are in the market now. They have been

10.08.06	- 11 -	Analysts Briefing

Transcript produced by WordWave International

launched to also address the PSTN decline. They are really in their infancy and we expect to see the impact of that in ‘06/’07.
So, let me now move to expenses. Operating expenses increased by 14 per cent to 13 and a half billion dollars and excluding the transformation from operating expenses, the operating expenses increased by 9.2 per cent to $13 billion. I will explain each category in more detail in a minute but at a high level labour costs increased driven by redundancy costs, goods and services purchased increased as a result of higher sale volumes of handsets with higher mobile subsidies, all this off the back of our aggressive marketing campaigns. There was also goods and services purchase related to the growth in broadband business.
Other expenses increased driven by consultancy service contracts and agreements associated with the rehabilitation of the network and project write-offs and I will explain this a little in a minute.
So, let’s look at labour in particular in a little more detail. Labour expenses rose 13 per cent to $4.4 billion in the year. But when you exclude all the redundancy impacts, so that’s the R and R provision and the in-year redundancy, redundancy pay rises and increases associated — sorry, the impact, the growth, was 1.7 per cent, so 13 per cent real growth, 1.7 per cent.
Redundancy, pay rises and increases associated with controlled entities has pushed the labour expenses up, so we had a full year of a number of our subsidiaries but of course that was offset by a degree in staff numbers, overtime, agency and contractor employment. We will see the flow-through of the ‘05/’06 head count reduction which you have learned about in ‘06/’07 because much of it was in the second half of the year. Transformation, restructuring and redundancy costs total $406 million, $170 million of current year expense and $236 million included in the R and R provision. So, we have a combination there of the provision and in-year redundancy costs.
Excluding the CSL New World merger, the workforce reduction was 3,859. Including New World so we brought some staff in when we merged with that entity, the workforce reduction becomes 3,262 on a net basis.
Goods and services. 12.3 per cent was the growth to $4.7 billion. There were small increases across most categories but the biggest drivers of cost growth were cost of goods sold which were up 26.3 per cent. Cost of goods sold is a good thing as it is obviously following revenue growth and it was driven by our mobile marketing campaigns and the BigPond broadband demand.
Handset subsidies, so again associated with our mobile campaign, were up 18.9 per cent and of course CSL New World did launch through the year an aggressive handset offer in Hong Kong. Network payments, so payments out for the use of other people’s networks, were up 5.1 per cent, driven by volume of traffic from mobile and SMS terminating on other carrier networks. In addition, the growth in our UK, US and Asia operations have increased offshore network out-payments.
So, having a look now at other expenses. They increased 16 per cent to $4.4 billion. When you exclude the transformation related costs, this category of other expenses increased 12 per cent to $4.3 billion. One of the largest areas to increase here was service contracts, they went up by 18 per cent. It was driven by transformation costs relating to the creation and operation of the program office and operational expenditure related to the construction, so opex not

10.08.06	- 12 -	Analysts Briefing

Transcript produced by WordWave International

capital related to the construction of the 3G 850 network.
We did increase our spend on network maintenance and rehabilitation in the access network and of course we started to maintain our 3G 2100 network. Volume-based increases included installations of digital pay TV and increased activations for BigPond product and these are things that we do through our service contracts and agreements. Marketing costs were up 7.9 per cent due to spending around our Commonwealth Games sponsorship, but also our more aggressive competitive responses, particularly in the mobile space.
The other expense category includes a restructuring provision of $137 million and that is related to property rationalisation, cancellation of server leases, decommissioning of systems and stock obsolescence costs, so you obviously should be getting a flavour here that we have prepared the way in ‘05/’06 with our provisions and so on for the transformation program.
Again, we have done this in depreciation and amortisation, so let me just talk you through this. As expected, our depreciation and amortisation expenses increased by 16 per cent to just over $4 billion and that figure does include $422 million of accelerated depreciation and amortisation on assets that we have reduced the service lives because they are coming out of the business, with the transformation. Excluding the acceleration of depreciation and amortisation, it increased 3.9 per cent and this increase is really consistent with the growth in our asset base over the past few years and now the inclusion of the New World assets with the CSL New World merger.
So, let me talk about capital expenditure now, our cash capital expenditure. The total cash capital expenditure increased by 4.2 per cent to $4.3 billion and that, as I mentioned before, was within our cash capex guidance range that we gave in May. Excluding acquisitions, capex increased 20 per cent to $4.25 billion as we execute our transformation. Domestically, so in Australia, we spent $1.35 billion on the transformation in the second half and you can see on the slide this included $634 million on building the new core IP network and next generation ethernet transmission network which will support high-speed broadband, $455 million on building the 3G 850 wireless network and $159 million on OSS and BSS streamlining and improving customer care and billing solutions while decommissioning numerous fragmented legacy systems.
Total domestic capex spent on existing networks, so our normal base, if you like, serving customer demand, was $2.6 billion for the year, which we expect will continue to fall as we continue on with the transformation.
Let me just cover a couple of our international businesses here. We completed the merger between CSL and New World on 31 March. New World was consolidated into our group numbers from 1 April. The merged entry grew 12 per cent, of which 8.7 per cent was due to New World coming into the business and CSL revenue growth was driven by rising data revenues like in Australia with our business and local and international voice and prepaid revenue.
EBIT was down 5.4 per cent to $HK686 million, driven by the inclusion of some merger costs, the increased subsidies as part of the increased promotional activities and higher offshore out-payments associated with higher international voice revenues out of that business in Hong Kong.
Telstra Clear reported an increase of 2.5 per cent in total revenue to $NZ693 million. The

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increase is attributable to a strong consumer revenue growth and the full year inclusion of Sytec, which is similar to KAZ and IT services group that we acquired in the prior year.
So, cashflows and our financial parameters that we continue to inform the market about. Free cashflow declined 12.4 per cent to $4.55 billion due to lower earnings, the decline in earnings that you have seen, higher tax paid due to an instalment tax rate correction by the tax office, higher capital expenditure due to the transformation, and lower asset sales than the prior year.
With regard to our financial parameters, that is our debt servicing, our net debt gearing and our interest cover, you can see we are very comfortably sitting against all of those measures as at 30 June 2006.
Now, our guidance, 2007 guidance. In developing the guidance for fiscal ‘07 we have made the following assumptions. These are important: No FTTN build, ULL pricing in band 2 of $22, and it is the largest year for transformation spend in terms of capex and opex and we have assumed in this guidance no additional provision being raised for restructuring and redundancy in ‘06/’07. That last point is important. We may still consider to do that if we have the right conditions in terms of knowing if there are any more and it fits in with the accounting standards and so on. It is important you understand the assumptions behind this guidance.
The guidance is also based on reported numbers for fiscal year ‘06 being the base, so not the underlying numbers, and we expect revenue growth therefore of 2 to 2.5 per cent, so around still our long-term guidance CAGR for five years. That depreciation and amortisation will be at around the same levels as last year and that EBIT will grow in the range 4 to 6 per cent and our cash operating capital expenditure will significantly increase from last year to between $5.4 billion and $5.7 billion.
We expect our underlying EBIT, and this is calculated on the same basis as I stepped you through our underlying EBIT earlier, to be in the range of flat to minus 2 per cent when compared with the fiscal year ‘06 underlying EBIT of 6.5, so let me just get that into your head. Minus 6.9 per cent EBIT was the underlying business performance ‘05/’06. We are saying an improvement to flat to minus 2 per cent underlying EBIT performance in ‘07.
We expect the increase in operating capital expenditure for fiscal ‘07 is for increased transformation expenditure, including the completion of the footprint of the 3G 850 wireless network rollout, continuing wire line transformation and expenditure aimed at further reducing single points of network failure, as well as platform rationalisation and major spends in continuing our business support system and operational support system redevelopment.
The level of future dividends will be subject to regulatory outcomes and of course other normal board considerations such as the cash position of the company.
I just want to bring one more thing to your attention, because we are very much about no surprises and we don’t want any surprises when we stand up here in February about the first half performance, so it is important that I take you through this.
There will be some unusual half one, year-on-year outcomes because of the profile of last year’s spend and a revenue recognition change that is occurring and of course the inclusion of New World for the full year. The following factors will affect the half-on-half performance in the ‘06/’07 fiscal year. There will be a delay in the revenue recognition of the Melbourne

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Yellow Pages book until January ‘07, so it slips from one half into another. That will impact revenue and EBIT in half one ‘07, but of course it is made up in the second half.
New World consolidation, as I said, for the full 12 months, transformation costs occurring in half one ‘07, so the half we are in right now, compared to nil in half one ‘06, so again that will impact the half result and no accelerated D&A, or depreciation and amortisation, occurred in half one ‘06, but there will be some half one ‘07 and we expect that in the range of $150 million to $175 million will be recognised in half one of this fiscal.
The impact of these results will cause a significant reduction in the half one EBIT in the range of 17 to 20 per cent, so in other words you will see a large negative number in the half one result because of all those elements that I have just outlined and it is important that everybody understands that. But these impacts will be more than made up in the second half of fiscal ‘07 due to the timing, the transformation timing.
It is important, I believe, for us to provide this guidance to you so there aren’t any surprises as we report our interim profit results early next calendar. You should not expect us, of course, to provide this sort of half-on-half guidance in future, unless there are some significant factors that we become aware of.
So, thank you for listening to that. I think it was important to take you through the detail and now Sol and I will take questions.
QUESTION: Patrick Russell, Merrill Lynch. Just a question on the guidance first in relation to the ULL. If we do see a change on that, will we see a formal set of guidance restated and potential timing on that from your perspective as you see it now? The second thing, I just wanted to get a feel as to how the second half PSTN revenues were affected by the wholesale price increases, whether you can sort of give any idea of what the underlying was ex that. Thirdly, on the operating costs up 9 per cent on an underlying basis, I guess trying to get a handle on when you think that can come back because that is pretty high growth, in particular looking at performance bonuses and commissions up 180 per cent; just trying to work out whether there is a dynamic there, the harder you push sales, the harder we are going to see negative surprises on cost of sales and that will confiscate the gains you are making in terms of your market share improvements. That’s about it, thank you.
SOL TRUJILLO: I will take part of it and then I will ask John to comment. In terms of the guidance on ULL, I guess we will give updates based upon that moment in time or a comfortable period after we can assess whatever decisions the regulator chooses to make, so we will provide an update at an appropriate time. Relative to the second half PSTN, I will let John take a swipe at that regarding your specific focus on wholesale.
JOHN STANHOPE: Patrick, the wholesale impact on PSTN was that there was a price impact of 60 million, but that was the price movement for wholesale for the whole year in access and there was an $89 million positive impact on volume in wholesale as well. That’s again spread across the whole year, but just remember access went down $44 million, which is 1.3 per cent, and retail was mostly volume, but there was a price impact positive of 60 in wholesale.
QUESTION: So I’m crystal clear on this, so stripping it out, that price increase would be $60 million on a like-for-like basis if you hadn’t put that price increase through.

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JOHN STANHOPE: Yes, that’s right.
SOL TRUJILLO: The third piece is relative to the push on sales and what I will do is I will just have David Moffatt, who basically has most of that responsibility in terms of volumes, I will have David talk about that.
DAVID MOFFATT: Thank you, Sol. Patrick, you have got an unusual amount of the renegotiations of all the dealer contracts that we had that are loaded into those numbers. What we did is we took nearly 200 plus, more than that, contracts and we renegotiated all of those and we took the trailing commission rates that we had and we brought them forward to a much shorter period of time, predominately from five years to two years, and there were some one-off payments that were part of that.
To the comment about is the growth in cost of goods sold justified, the answer from our point of view is, if you strip that out, yes, it is, and the reason is very simple. We see a lift in ARPU, we have seen a very strong lift in the mix of data, almost double the rate of what we could get normally on a subscriber, and so the combination of those two things, all of which is on contract, means that we are very comfortable with the rate of growth that we have got and the cost aligned to revenue growth not just now but in the future.
SOL TRUJILLO: I will just add one other comment and that is clearly it is our intent to grow this business and to maintain and grow market share, so we will act accordingly in the marketplace in terms of, with those principles, to keep market share or grow it and we will do what we need to do, so that should be clear to everybody in this room and to all of our competitors.
QUESTION: Good morning John. Good morning, Sol. Tim Smeallie from Citigroup. Just following on from that comment on cost of sales, if we look at mobile cost of sales growth, it looked like it grew by about 20 per cent in the previous year on 6 per cent revenue growth. Just wondering do you expect will that trend continue and how many years should we expect that to occur? Secondly, looking at the capex guidance for next year, obviously that is hell of a lot of money to spend above business as usual capex, so can we get some clarity on where the $2.5 billion is going and how that’s being spent? It looks like a lot of that has been brought forward.
Thirdly, if we look back to the strategy day in November, I guess we saw there were three things that underpinned it: Business transformation, a ULL price of $30 to support the revenue growth and fibre to the node to deliver I guess the sweet spot in growth from ‘09 onwards. I guess two out of the three factors aren’t happening now, so can we get some clarity in terms of will we hear about a new statutory in the short term or can you give us some colour on that today?
SOL TRUJILLO: Let me begin with the last question and then I am going to ask Greg to talk a little bit about what we are spending the majority of our capex on as we go into the next year and then I will ask David to talk a little bit more about this mobile cost of goods thinking.
In terms of our strategy and back to November 15, I outlined kind of four or five key principles, maybe organised a little bit different than what you have articulated here. The first thing is that broadband is going to be critical in terms of our business and we were going to do what we needed to do to grow that business and we are doing that. Part of it is on the platforms it could be fibre to the node, where we could accelerate with more band width; part

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of it was around ADSL in terms of how we already had infrastructure in place that we were using; part of it is that we have been using our cable infrastructure HFC for delivery of that; and then part of it is on an ongoing bases, in terms of day-to-day commercial relationships, we have commercial contracts, laying fibre for various customers, whether they be state governments, whether they be large enterprises, community developments, whatever it might be, so there is a whole combination of platforms that we are using and fibre to the node was one that we are articulated we thought would be great for this country and we thought would be great in terms of having a more ubiquitous, predictable, well-known base of capability for all customers.
You know, the government has made their choices and we will go with the flow. What does that mean at this stage? It means we are driving today, as you have seen in these results, and growing on the platforms we have been using and they are better platforms than any of our competitors. We will out compete our competitors on what we have today and we will continue to expand on those existing platforms. But there will be one new dimension coming into play that nobody will have, at least not initially and they will never catch up to us, and that is relative to our wireless broadband platform. That is going to be powerful, we are exploring technologies beyond just what I would call the classic, you know, you and I could make calls and we could do a lot of things on our devices today, but we are also going to be exploring what we can do around wireless local loop, off of that platform.
Again, if you talk to our technology experts, where I know some of you have, we have Hugh Bradlow here and Mike Ryde in addition to Greg and some of the folks that have been working on this; there is a lot of potential for us. I am not going to get into the details today, as I said earlier, because I am not going to explain to our competitors what we are going to do in the marketplace. I won’t do that. We will let them find out in the marketplace what we do, as they have been so far the last six months.
In terms of what else are we doing as core and when I think about it as an operator, because the regulatory piece is a piece, it has been important, but it overtakes too much of the conversation is the way I think about it and the reason why I end up talking about it is because people ask me. But when we think about value creation and sustainable value creation, we have to get a much lower cost platform in this business and, yes, a little bit of our cost takeout is being masked by cost of goods in terms of how we think about mobiles and some of that is one time in terms of how David explained it and he will talk some more, but a lot of this is going to be about the people takeout, the process efficiencies, the reduced time that we have to have people interfacing with customers and doing work and checking work and doing all those things; that is still happening. We are implementing our IP kind of transition in terms of our next generation network because you have to remember our next generation network isn’t just about fibre to the node. That’s only a component piece. It is about soft switching, it is about this IP core, it is about your Edge network, it is about a lot of elements that we are doing regardless of regulatory kinds of activities.
So, a lot is happening. The vast majority of what we outlined on November 15 is not impacted, it is just that slice of fibre to the node. We have alternative delivery platforms that are better than what our competitors have in spite of what they say. We only talk about what will be delivered and we will continue to press those issues.
David, do you want to talk about the cost of goods issue?
DAVID MOFFATT: Thanks, Sol. Tim, a few things. Let’s start with the customer. What we

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have learned in this massive push on 3G is that the customers use more services and it is very dramatic to us, so we have compared usage on a 2G customer who has then migrated to 3G and we have seen very big uplifts in terms of revenue growth and in terms of data usage and, for example, the number of events, they go from using typically seven on a high performance handset as a 2G customer to maybe 25 on a 3G. So, there is a very big shift in the market, more capability, that’s where you want to be, so obviously we have pushed the button on that.
On the cost of goods sold side, we are going to have a number of things happening. I explained the issue on the commission side, there is some one-offs in there. That is now much more aligned to ARPU growth because of the way we have restructured the arrangements, so that will track more to ARPU growth for us with our dealers and of course handsets. What we have done is, as a result of the early phase of 3D, a lot of those costs, of those unit costs are quite high. As we get volumes up and we push into our strategic partner arrangements, the prices of those come down, so you will see a commensurate reduction in the unit cost of those on a relative basis.
So the combination of what the customers want, the services, the revenue growth, all of those kinds of things, plus what we are doing on the cost side and the scale and of course winning market share and you can see we have grown our post-paid share by a point relative to all the major competitors and we have really pushed ahead in terms of the strategic game, which is all about 3G. As Sol said, we have added over 100,000 since June, 317,000, so effectively 4 per cent of the other players’ major push that took them three and a half years to get.
QUESTION: So we should expect Telstra to still be very aggressive, in terms of subsidies, in the market over the next 12 to 24 months?
DAVID MOFFAT: Relative to the market we’ll be competitive, but we know we’re creating value as a result of what we’re doing. We have absolutely no doubt about that.
SOL TRUJILLO: Greg, did you want to talk about the Capex spend?
GREG WINN: Basically to repeat what Sol said, I’ll start from the, kind of, core out. One of our key strategies is soft switching. We have our first two soft switches in the country installed and running in our lab. We are going to press hard in this fiscal year with further deployment of the soft switch, begin that capability. There are 2 million line capacity switches moving out from the switching core into the back call or transmission network. That work is well underway, we’re continuing to accelerate there. I believe Sol indicated, or John did, that we’re at about 60 per cent of what we want to do there. We have installed, we haven’t tested a lot of it yet, but we have it installed and are going through turn up phases.
Obviously on the 3G network, the early returns that David mentioned are extremely pleasing, so we’re accelerating our 3G 850 build. We’re still on plan, on target, but it looks like we may have some more opportunity there, so we’re going to be to be looking at reinforcing our back call, given the applications. We’re working on our service delivery platforms. New service delivery platforms are coming on-line that are going to enable more content, seamless, one touch, one click capabilities.
Then on the systems side, we have a lot going on in the system world as well. We have our first major systems drop late in the calendar year of 07, not this fiscal year, but the lion’s share of the work will be done in this fiscal year and we’ll be into a kind of a cold soak load testing, regression testing on all of our new billing systems, etcetera, late this fiscal year in preparation

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for the first cut over in the 07, 08 year. So there is a lot going on across the board, everything from our network operating centre capabilities, the IP networks, the cores, resiliency, survivability, robustness, and that’s why the lion’s share of Capex has been spent this year.
SOL TRUJILLO: Thank you. I’m going to take a question here from Sydney, since they’ve been waiting here, and then we’ll come back here to Melbourne. Sydney.
QUESTION: Justin Cameron from Credit Suisse. Just two questions; one on the Capex, maybe a bit of follow up on the previous question. I’m just trying to understand how the Capex will trend over the next kind of three years now. If you look back six months ago, the guidance from Telstra at the time, I think, was 23 to 25 per cent Capex to sales, and I think given you’ve got this significant hump, I suppose, in the 07 year, can we start looking at factoring in a step back in the vicinity of 500 to $800 million, and obviously, as a result of that, you get a significant improvement in the free cash flow in the proceeding, kind of, two years after that. So just a bit more feedback, I suppose, on where that trend will be in the next two to three years on a Capex to sales perspective. Secondly, probably for John: Just in relation to the PSTN, there was improvement in the trends for the fixed line business in the second half, coming in at a 5.8 per cent decline. Now, again going back six months ago, the guidance from Telstra was that it was declines of, I think, 8 to 9 per cent in the fixed line business. Are we expecting now to look at the circa 6 per cent declines going forward? Is that something that we can expect in the fixed line business, and what’s the expectation there?
SOL TRUJILLO: Okay, let me start with the Capex. The answer — I’m not going to give you any numbers, so we won’t do that at this stage. But in terms of the fundamental question you’re asking, Justin, about will our Capex spend go down significantly after the 07 or 06, 07 year that we’re now into; the answer is yes. It will go down significantly, but not fully back to what I would call normal spend levels because we’re still deploying soft switching, we’re still doing some of the work in terms of our core infrastructure and still finalising a lot of our IT work at that point in time. But the bulk of the spend is in this 07, 06, so the way to think about it is, obviously, this is our peak year, next year we see the beginning of a relatively significant decline, and after that then it really steps down.
Now, the guidance that we gave last November was that we would expect that our Capex to sales, the classic metric, would be in the low double digits range, as part of our guidance. I believe that, and obviously it’s our intent to work to those levels, if not exceed them. Because we are building this, the networks that we are putting in place are going to be highly evolvable, and after that they’re primarily software upgrades as opposed to a lot of physical change out of infrastructure, both at the wireless side and the fixed line side in terms of what we’re doing. Then on the IT side, what we will have will be the latest generation of infrastructure.
I’m going to make one other comment, and I don’t mean to go on too long in terms of answering this question; but the key difference of what you’re seeing on this transformation, versus anything I have seen anywhere in the world, is that we are fixing the core systems and the core networks; not temporising, not slightly improving, these are fundamental evolutionary fixes that we’re putting in place. One other thing is that we’re enabling this integrated strategy, and you again will start seeing it play out over the next 12 months, 24 months, of how we can integrate capabilities from a customer experience standpoint that nobody in the world will be doing like Telstra. That’s what the investment is for, Justin.
JOHN STANHOPE: Justin, just on PSTN declines, I’m not going to give out a number like I

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did last year, but actually the number that I gave out last year we came very close to. But we are continuing to work on arresting the decline in PSTN revenues. It has a number of elements to it, it has integration of services, PSTN, mobile, broadband, and it has the subscription price plans that really, as I said, are new, relatively new, in the marketplace, so we still have the impacts of those to flow through. Of course, our market-base management segmentation will help our customers to understand there is still value to be had in the fixed line or PSTN network. So I guess I’m not going to give out a number, Justin, but it is still our aim to continue to arrest that decline. I might just make one comment on Capex, too, Tim’s question. That is that there shouldn’t be too many surprises about a higher Capex level in this fiscal year. I mean, we only really started the transformation in 05, 06 and, sort of, we’ve only been going at it really seven months and we spent 1.3 billion in that seven months. So this is, as Sol has said a couple of times now, this is the intense year of our capital (indistinct).
SOL TRUJILLO: Back here to - - -
QUESTION: - - - on the Capex, and I suppose I’m not going to get an answer on the dividend, but if you look at what’s going on with the balance sheet settings of Telstra right now and if you’re talking about Capex coming down from the 08 year onwards, and obviously in your big picture scheme of the operating perspective on the business, that will be improving. I mean, looking at the overall financial settings of Telstra, it would suggest that, from a dividend perspective, there is so much capacity there for Telstra to maintain its current payout. Realistically, going forward, I mean is there a risk to your dividend payout profile for Telstra?
SOL TRUJILLO: Ultimately the dividend payment is a function of board conversation. But, you know, as we think about cash flow, as we think about cash generation, there is many considerations. Part of it is, you know, how we’re looking right now at our spend. We’re making some significant investments in this business. There may be offsets or other impacts in terms of what happens relative to regulatory decisions and perhaps other marketplace requirements. So for us, you know, to make any further comments on dividends, as you’re implying here, we’re not going to. But, you know, obviously we have leverage on the balance sheet, we have strong cash flow generation, but there is always impacts that can take it the other direction, especially here in Australia, the way regulatory processes have historically worked. We will reserve judgment until appropriate times, as a board, to look at any issues relative to dividends or dividend payouts. We’ll go back here to Melbourne.
QUESTION: Christian Guerra from Goldman Sachs JBWeir. I’ll just ask you three questions this morning. The first one is on the broadband performance; obviously a fantastic performance, with 300,000 new subscribers. I’m just wondering if you could tell us how many of those new subscribers were bundled with the PSTN network. Secondly, just a question on your 07 guidance: You’re talking about 07 being the biggest year in terms of transformation costs. I’m just wondering if you could tell us the magnitude of the number on the Opex side, excluding the D&A. Thirdly; in the first half we saw that you actually increased the useful life of some assets, which give you a D&A benefit of about $65 million in the first half. I’m just wondering whether we should double that for the full year? Thanks.
SOL TRUJILLO: Do you want to take the broadband question?
DAVID MOFFAT: Christian, the answer on the broadband is 93 per cent of our customers, and that’s been consistent all the way through, have PSTN services with us if they take broadband up with us. We have an offer in the marketplace at the moment which is 12 months at half price. One of the gates that you to go through to get that deal is to have your

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PSTN service with us. So we’re very keen to have people bundle PSTN and their mobile services with us, and that strategy seems to be working well.
JOHN STANHOPE: Christian, the acceleration of depreciation is very similar in 06, 07. The service life impact is 134 million, so doubling is pretty close.
QUESTION: Just the 06 Opex, in terms of transformation program — sorry, 07 transformation program Opex.
JOHN STANHOPE: Sorry, what was the question in relation to that?
QUESTION: You said that 07 is the lightest year in terms of transformation costs on the Opex side. I’m just wondering, stripping out the D&A, what’s the sort of Opex that you’re talking about?
JOHN STANHOPE: I’m not going to give a growth number around it, if that’s what you’re talking. But, you know, Capex, Opex ratio, if you’re talking about the Opex related to the Capex program, it’s usually 90/10, somewhere around that; 90 per cent Capex, 10 per cent Opex.
QUESTION: So that’s the number we should be using, just to be crystal clear, that 640 million was the Opex in 06, including the R&R provision, and in 07 we should be using that, sort of, 90/10 ratio on the transformation program Capex to Opex?
JOHN STANHOPE: Yes.
QUESTION: Thanks.
SOL TRUJILLO: We’ll take a question from Sydney and then come back Melbourne.
QUESTION: Mark McDonald from BBY. Three questions. Firstly in relation to labour redundancy costs: I see that at note 7 to the accounts, page 40, the labour redundancy expense is expressed at $356 million. I’m just wondering if you can clarify how that figure relates to the 186 used in the presentation? Secondly, I’ve also noted that in the second half, in your mobile networks, you saw a very significant change in the representation of CDMA to GSM in your customer base. The CDMA customers grew strongly in the second half and there was also quite a notable drop in the number of GSM customers, over 500,000. So I’m wondering if you can explain what you believe is happening in the mobile customer area to effect such a big swing, particularly in the context of your announcements relating to the closure of CDMA and the big uplift in customer numbers there? Thirdly, also in respect of the network based question; given your recent announcement that you’re not going to proceed with FTTN, can you clarify the number of end user access lines that are carried, at least in part by fibre, to the local exchange? In the past we’ve heard that Telstra has made investments in fibre in the local loop from the exchange to RIMS. What proportion of your lines, of end user access lines, are carried over some form of FTTN in the network today?
SOL TRUJILLO: Okay, why don’t we start first with the redundancies?
JOHN STANHOPE: Yes, the accounts question. On that page the redundancy relates to the in year redundancy as well as the provision. So the 356 is the redundancy expense in the year, as well as the 186 provision. So there was redundancy expensed in year, and we provided

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redundancy for the future years. 186 is future years and the remainder is what was spent in the year.
SOL TRUJILLO: Relative to the CDMA question, obviously we are focused on 3G, as I said. We’ve rolled out, also, a very strong offer during the past year of EVDO, and I’ll ask David Moffat to comment on that as well.
DAVID MOFFAT: Thanks, Sol. The change in terms of the CDMA subscribers is because those customers have that available to them at the moment and that part of the market is still growing for us. So obviously we’re going to satisfy that demand. But it’s also the point that Sol made around wireless data cards, which has seen a very heavy growth. So that’s the numbers in the CDMA.
On the GSM side, what we did is we integrated two platforms and we had a series of customers who, on that, were basically weren’t using the network, and so those customers have been deactivated. So that was a very large deactivation, it was really about 390,000. They were all prepaid customers. So our high growth strategies are on our customers who are on 3G, firstly, and on a contract, secondly on 2G and on a contract and are prepared to invest with us and stay with us and use services, and what we’ve done is we’ve detuned the focus on the prepaid side, particularly those that are not using actively with us, and we cleaned that out as we rationalised one of our platforms. To give you some idea for the prepaid users, who we still want to service; those customers who are unique users to us went up 12 per cent in the year. So we had a good growth in the customers who are prepared to work with us and grow with us. So that’s what you’re seeing in those movement of those numbers.
SOL TRUJILLO: I don’t know if you can see here — can you see me here there in Sydney? I’m holding one of the data cards, you know, our BigPond card that you can insert into your laptop. Again, we have about 100,000 customers that have now become subscribers. So when we think about new wave and we think about next series of growth, clearly we’re starting with EVDO, but when we roll out at HSDPA network, it’s going to be big, because life changes at that point in time when you can get multimegabit capability and carry with you wherever you go. So we are the market leaders, we intend to be the market leaders, and we will continue to grow. In the interim, what we’re doing with our EVDO customers is obviously we’re generally entering into a contract with them and we will give them great service on the platform that they’re using today that it will be even better as they continue to migrate on to our HSDPA platform going forward.
Then in terms of the fibre question and the number of ultimate lines served via fibre, I cannot give you that answer and maybe we can follow up with you off line.
QUESTION: Good morning, gentlemen, it’s Richard Eary from UBS. Three questions — it’s more on clarity actually. One is on the actual depreciation number that you gave out of 4 billion, or 4.1, for last year. John, you said earlier that you thought that was that was going to be the same level for 07, or does that number still include the accelerated appreciation on top of that? That will be the first question. Second, if that is the case, am I right in assuming that the EBITDA guidance on flat depreciation would be 9.7 to 9.8 billion for 07, pre any restructuring provisions that you may decide to book later in the year, depending on obviously how accounting standards change? Lastly, is that given where the margins are today relative to your long-term guidance, and obviously there are some issues with regards to long-term guidance based on regulatory decisions, can you just give us a little bit more clarity in terms of the magnitude of costs savings that we can expect to see coming out of the business in 08, 09,

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Transcript produced by WordWave International

in terms of, obviously, a rebound, in terms of whether you can put that — you know, some of your international peers have given some clarity on that, I just wonder whether you can put some numbers around that?
JOHN STANHOPE: Well, let me deal with the D&A question? The D&A has — that 4 billion has got the acceleration in it. What I said to — the 06, 07 year will be a similar level of D&A and will include some acceleration as well at about the same level.
QUESTION: So that’s 4.1 for 07, is the number?
JOHN STANHOPE: It’s around about the same level.
QUESTION: So that implies the EBITDA is around 9.7 to 9.8, based on your EBIT growth guidance?
JOHN STANHOPE: Yes. You can figure that out.
SOL TRUJILLO: In terms of the cost take out guidance in terms of absolute numbers, again I won’t give you numbers at this stage. What we gave as guidance back in November was that when you looked at our cost structure, meaning where our cost levels were at that point in time at the end of first half, we said when we finished this transformation we’d be at that same operating cost level in terms of run rates, or better, if we can do that, in terms of the full implementation of this set of systems we’re implementing, as well as the operating run rates of the new networks that we will put in place. We’re still standing by that, we’re still talking about the 6 to 8,000 full-time equivalent reduction in terms of the first three years, we’re still focused on the 10 to 12,000 full-time equivalent reduction within the five-year period of time. So those are the core driver metrics in terms of how you think about labour costs within the business, and then some of the associated loadings and other costs that are generated with labour. But in terms of the process costs, I can’t give you the individual ones because we’re still in the process of detailing that as we implement some of the plans we have. Some of them we do have targets, but we don’t disclose those at this stage.
QUESTION: So can I just follow up just one final question. With regard to the Capex guidance you gave of 5.4 to 5.7 billion, does that exclude any additional Capex which may come back to the table on plan B if fibre is now off the table? Or is that including some degree of Capex with relation to that change in strategy potentially?
JOHN STANHOPE: There is no fibre Capex in that number.
QUESTION: But is there any, sort of, HFC or plan B Capex within that number?
SOL TRUJILLO: We basically have reflected in that number what we think we need to compete and operate the business effectively to hit the numbers that we have given you as guidance.
QUESTION: Thanks.
QUESTION: - - - four questions: The first one, a similar question to an earlier question; I also noted the big increase in CDMA subscribers in the year. You’ve now got 1.7 million CDMA subscribers. What’s your plan when the network does close? What are you going to do with these customers in terms of, you know, the cost involved in transferring them across

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Transcript produced by WordWave International

to the new network? Is there any forward guidance on how you’re going to handle that? The second question on margins: The year just gone, if you strip out all the restructuring, redundancy charges, your margin has fallen close to 3 per cent. It’s the biggest decline we’ve seen for — well really ever, I guess. It’s a long way from the 50 to 52 per cent that you’re looking for by 2010. Can you just give us a bit of a look at what the trajectory between 45 and 50 to 52 looks like? Are we going to see next year go down or up? Then in 08 — how quickly do we get back to up the 50 number? The third question is on your subscription pricing plans. We had a bit of a toe in the water on that earlier in the year at the very high end. How quickly do you think we’re going to see subscription plans move across the mass market? Then, finally; now that fibre to the node is off the agenda, how quickly are we going to see Telstra offering the ADSL 2 plus services into the market with broadband speeds in excess of 1.5 megs on DSL? Okay, let me try to take them quickly here in the order that you asked them regarding the CDMA and the migration of customers. Clearly, as you’ve heard me say almost a year ago and today, we will expect to turn up our network by the first of the year in terms of the HSDPA network. The value proposition is going to be very strong in terms of speeds, reach, quality, advantage, services, etcetera. So what we expect to see before we reach that first quarter of CDMA, the first quarter of 08 when we have noticed everybody that we would intend to shutdown the CDMA network, we would expect to see a lot of migration based upon the value propositions that we’re going to have in the marketplace. There may be some customers at the very end that, for whatever the reasons are, haven’t changed. We will work very closely to migrate those customers, in a positive way to help them make that move over to the new network. Because, again, it will be a dramatically better experience for all of our customers. So how much we have set aside; we have it built into our plan in terms of — I’m not going to give you an amount because obviously we don’t know for sure how many customers will migrate over. We have some estimates based upon what we’ve already seen with conversions from 2G to 3G, and also what we’ve seen in some conversions that have been modelled after other countries. But the point is, is that we think we have a strong value proposition, we will do what’s right for the customer and we will make sure that this is a very successful migration, because, again, customers are going to benefit.
In terms of the margin question, you know, logically you can expect, as you have seen, that margins will drop as you increase Opex, in particular Opex spend fairly significantly. We’ve seen in the 05, 06 year, you’re going to really see it in 06, 07 in terms of what we’re doing in terms of Opex spend. It’s a mathematical calculation. In terms of going past the subsequent year; we will start seeing margins climb back up. Why? Because, number one, spend will be reduced. But secondly what’s going to take it back to some of the prior levels is that we’re going to be on an operating model that’s going to be different. When we looked at all the operating costs and you think about how we run our networks, it’s going to be a different cost model. When you think about the front end of the business and you think about how we interface with customers, all the systems, all the time, all the processes involved are going to be dramatically streamlined. That cost of serving a customer is going to be dramatically different. When we introduced new products and services on the platforms that we do today, the cost to introduce, the cost of building the cost of systems, the cost of processes, the cost of people, all of those thing are going to be dramatically reduced. The cycle time in which we do it is going to be, again, significantly changed. All of those are going to be part of process costs take out, in addition to physical operational cost take out. We have modelled our business model going forward and we have a strong belief that we will be able to hit the EBIT margins that John has talked about in terms of the guidance here, and we’re building all the layers of capability as we speak. So timeframe wise, yes, you will see it beginning in years three of our transformation, accelerating in year 4, and obviously really being strong in year 5, when we get to that point of having implemented most of what we said we were going to do.

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Transcript produced by WordWave International

In terms of the subscription, going across a broader set of customers, clearly both David and Dina have their plans and maybe David wants to make a comment and then Dina could you comment real quickly?
DAVID MOFFATT: Sure. The big competition that we faced at the top end, we have now obviously addressed that with a really competitive package and that meant that, from an industry point of view, where some of the mobile-only players were targeting us most aggressively, we have effectively neutralised that competitive risk and that’s been really well received by the customers because it is a terrific value proposition. Across the rest of the base, we already had a terrific set of plans and, as Sol has already mentioned, we have seen a big reduction in the run rate of churn as a result of getting those plans just right.
Now what we plan to do is actually add more value, more value through the combination of integration and more value into existing capabilities that we know through market-based management works for our customers on the PSTN that maybe they haven’t thought about as much in the past. So, we are pretty excited about the way in which subscription pricing has helped to us drive our overall business.
DEENA SHIFF: The small to medium enterprise-base introduced I guess the equivalent of what David has done in the consumer space in July, so we are only just starting to see the early effects of that. Satisfyingly, the take-up has been much higher in effect in win-backs from other players in the market, so obviously that’s the best kind of incremental effects that we are looking for. It is early days yet, but what it is saying to us is that small businesses appreciate the cost certainty associated with this kind of price structure and will continue to put more types of pricing structures into the market to continue to effect the market outcome.
SOL TRUJILLO: The last question you asked was relative to DSL2 plus.
QUESTION: Yes. When are we going to see DSL speeds from Telstra greater than one and a half megs, as some of your competitors are now offering?
SOL TRUJILLO: We have them today. If you happen to be a Cable Extreme customer today, you can get up to 17 megabits per second today and we have customers that are on that service today. In effect, as I said earlier, our delivery plans, our service plans, our competitive plans are going to be tied to what we need to do with the SL2 plus to compete with those who are deploying, what we can do with our HFC network, what we can do with our wireless platform that we are building and enhancing, and what we are going to be able to do in terms of private contracts.
I am not going to give any specifics, I won’t give you dates, just simply because I am not going to signal to our competitors what we are going to do, but, trust me, we will compete very effectively and we will have better value propositions in the market.
QUESTION: One follow-up question, perhaps a different way to ask the margin question. The margin erosion in the last 12 months was really all about customer acquisition; very aggressive handset subsidies, aggressive cost of goods sold. Do you have numbers in your mind about what market share figures you want to get to? In mobiles you have mid-40s, broadband about the same. Is there a number like 55 per cent share of the mobile market or broadband market we want to get? That’s really going to drive your behaviour in terms of how aggressive you are going to continue to be on the customer acquisition.

10.08.06	- 25 -	Analysts Briefing

Transcript produced by WordWave International

SOL TRUJILLO: Again I am not going to give you a number and I am going to tell you why, besides not wanting to give you a number, because again I’m not going to signal to my competitors what we are going to do, but the answer to that question is not as simple as that. Because for me it is about winning the gains where it’s important, so do I want to have a very significant success in terms of 3G market share? Absolutely. Will we be able to do that with the competitive advantage that we are building? Absolutely, because that’s where customers are going to be. Just like customers now are moving, as they used to, in the mobile space onto a broadband platform, we are finding that this is becoming a way of life.
Band width and the need for band width in order to do things that are part of your everyday life is absolutely critical, so winning in 3G market share is very important and my expectations, if you are looking for something to quote me on, when we talk next year we should be the market leader in 3G, right? We got to the game late, we haven’t deployed as early as others, but a year from now we will be the market leader, because this is the important game in which we need to win, in addition to broadband, in addition to wireless broadband, in addition to delivery on other platforms, as we think about it. That is going to be how we think about creating shareholder value and the simple reason is that that is where customers are willing to pay more and to do more and to use more as we think about the business going forward.
I am instructed that we have to end. I am sorry, Tim. We will bring it to - - -
QUESTION: Just two very brief ones. Do you think you can get the 850 network up and running for the December quarter to launch with the Christmas period and also, just looking at Sensis, Bruce has a big target to get 3 billion in the next three or four years. Is he seeing anything in terms of yields per page in terms of Sensis and the new on-line threats?
SOL TRUJILLO: Again, just two quick responses. In terms of our network, we are on plan, we are working hard. Our target was to get it done in record speed, record speed being by the 1st of the year. That’s what our plan is and that’s what we are going for in terms of what we do.
In terms of Sensis, obviously I think the margins that we showed today, both in terms of print and the increase of margins on on-line, are very strong and improving and I think the job that our Sensis team is doing is terrific and the nice thing is that the new revenues are carrying very strong margins and I do have to say that this is a scale business. It is scale and we are going to look to scale up so that we can continue to improve margins. Thank you all.
oo00oo

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Transcript produced by WordWave International

14 August 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra responds to media article regarding ULL access pricing.
Telstra notes the media commentary this morning regarding ULL Access Pricing. Telstra wishes to inform the market that after business hours on the evening of Friday 11 August 2006 it received advice from the ACCC that the ACCC had made an Interim Determination in respect of a ULLS Access Dispute with one of Telstra’s lower volume ULLS wholesale customers at a price of $17.70 per month in Band 2 ($7.20 for Band 1 and $34.20 for Band 3). There is no price determined for Band 4 as the Access Seeker concerned does not acquire ULLS in Band 4. These prices replace on an interim basis the current pricing (benchmarked at $22 in Band 2) for this Access Seeker only.
Telstra’s guidance provided on 10 August was clearly stated as being based on the then current price of $22 (a price which remains current as of this morning in respect of the bulk of our ULLS lines). The ACCC may now follow this Interim Determination with other Interim Determinations in respect of other ULLS Access Disputes. Importantly, these would all be Interim Determinations by the ACCC, pending Final Determinations being made by the ACCC at a date or dates to be determined by the ACCC.
Once there is sufficient certainty on all necessary elements, Telstra will assess the impact on its business and review its market guidance, and make any related announcements at the appropriate time.
Yours sincerely

Fiona Mead
Assistant Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

Name:	Douglas Gration
Title:	Company Secretary

Date: 14 August 2006